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Exhibit 99.1

and
Brookfield Renewable Power Preferred Equity Inc.

NOTICE OF SPECIAL MEETING OF CLASS A
PREFERENCE SHAREHOLDERS
TO BE HELD ON NOVEMBER 10, 2011
and
NOTICE OF SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON NOVEMBER 18, 2011
and
NOTICE OF APPLICATION TO THE ONTARIO SUPERIOR COURT OF JUSTICE
and
MANAGEMENT INFORMATION CIRCULAR
WITH RESPECT TO A PLAN OF ARRANGEMENT
INVOLVING BROOKFIELD RENEWABLE POWER INC., BROOKFIELD RENEWABLE POWER FUND, BROOKFIELD RENEWABLE POWER PREFERRED EQUITY INC. AND CERTAIN OTHER PARTIES

SEPTEMBER 30, 2011

THE BOARD OF TRUSTEES OF BROOKFIELD RENEWABLE POWER TRUST AND THE
BOARD OF DIRECTORS OF BROOKFIELD RENEWABLE POWER PREFERRED EQUITY INC.
UNANIMOUSLY RECOMMEND THAT UNITHOLDERS AND PREFERRED SHAREHOLDERS
VOTE FOR THE ARRANGEMENT DESCRIBED IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR.

These materials are important and require your immediate attention. They require unitholders of Brookfield Renewable Power Fund and holders of Class A preference shares of Brookfield Renewable Power Preferred Equity Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your trust units or Class A preference shares, please contact our information agent Phoenix Advisory Partners by telephone toll free at 1-800-243-5194 or by email at inquiries@phoenixadvisorypartners.com.

 PART I — TABLE OF CONTENTS

and
Brookfield Renewable Power Preferred Equity Inc.

September 30, 2011

Dear Unitholder/Preferred Shareholder:

        I am pleased to invite you to a special meeting of holders of trust units of Brookfield Renewable Power Fund, or the Fund, and a special meeting of holders of Class A preference shares of Brookfield Renewable Power Preferred Equity Inc., or BRP Equity. The preferred shareholder meeting will be held in Toronto on November 10, 2011, at 10:00 a.m. (Toronto time), and the unitholder meeting will be held in Toronto on November 18, 2011, at 10:00 a.m. (Toronto time). At these meetings, you will be asked to consider and vote on the strategic combination of all the renewable power assets of the Fund and of the Fund's significant unitholder and its manager since inception, Brookfield Renewable Power Inc., or BRPI, to create a publicly traded Bermuda limited partnership called Brookfield Renewable Energy Partners L.P., or BREP, with a high-quality, diversified and virtually fully contracted renewable power portfolio. BREP and its related entities, together known as Brookfield Renewable, will be Brookfield's primary vehicle through which it will acquire renewable power assets on a global basis.

        This letter summarizes some of the key elements of the strategic combination that was reviewed and recommended by a committee of independent trustees of Brookfield Renewable Power Trust, or BRPT, and a committee of independent directors of BRP Equity (consisting of the same individuals) and which has the unanimous support of the board of trustees of BRPT and of the board of directors of BRP Equity.

        Your vote is important. We encourage you to read the attached management information circular and to vote FOR the strategic combination. All votes are important regardless of the number of securities held. Even if you plan on attending the meeting, we encourage you to vote the enclosed proxy or voting instruction form.

About the Combination

        The combination will take place by way of a plan of arrangement, or the Arrangement, under the Business Corporations Act (Ontario). BREP will be established as a publicly traded Bermuda limited partnership, which is a structure for owning infrastructure-like assets that is well suited to support BREP's long-term growth strategy and objectives.

        On completion of the Arrangement, BRPI will own approximately 73% of Brookfield Renewable (on a fully exchanged basis), and unitholders (other than BRPI) will own the remaining approximate 27%. Unitholders of the Fund will receive one non-voting limited partnership unit of BREP in exchange for each Fund unit held. BRP Equity's preferred shareholders will continue to hold their Class A preference shares and the existing guarantee by the Fund will be replaced by a guarantee by each of BREP, Brookfield Renewable Energy L.P., or BRELP, and the holding company for Brookfield Renewable's Canadian and U.S. operations. The Arrangement will be generally non-taxable for U.S. residents and for Canadian residents who elect to defer any capital gain by making a joint election with BREP.

        The general partner of BREP will be a wholly-owned subsidiary of BRPI and will have sole responsibility and authority for the management and control of BREP. The general partner of BREP will have a board initially consisting of six directors (with a seventh director to be added on or following closing), the majority of whom will be independent from Brookfield. In addition, Brookfield will provide management services to Brookfield Renewable under a long-term Master Services Agreement. Brookfield Renewable's portfolio of assets will be managed by the same experienced team of professionals that has an established track record with BRPI and the Fund, and substantially all operating and administrative employees within BRPI's and the Fund's operating platforms will be transferred to Brookfield Renewable. For a description of the management and governance structure of Brookfield Renewable, including the material terms of the Master Services Agreement, see "Management and Our Master Services Agreement" in the accompanying management information circular.

Benefits of the Combination

        The strategic combination offers a number of compelling and strategic benefits to the Fund, its unitholders and the Class A preference shareholders of BRP Equity, including the following:

        One of the largest, listed pure-play renewable platforms.    On completion of the combination, BREP will own one of the world's largest, publicly-traded, pure-play renewable power portfolios with approximately 4,400 MW of installed capacity and long term average generation of approximately 17,000 GWh annually. The portfolio will include 168 hydroelectric generating stations on 67 river systems and two wind farms. BREP will also have three wind farms and four hydro facilities under construction (that are scheduled to be commissioned within the next 24 months), that will grow the aggregate capacity of the portfolio to approximately 4,800 MW and average annual generation to more than 18,000 GWh. The portfolio will be diversified across ten power markets in Canada, the United States and Brazil, providing significant geographic and operational diversification.

        Accretive transaction.    The strategic combination is an accretive transaction for the Fund's unitholders that is expected to increase their annual distributable cash per unit by an average of 10% above what would have otherwise been available for distribution during the next five years. With a target payout ratio of approximately 80% of distributable cash, BREP is expected to have approximately US$100 million of available cash per year to further invest in accretive projects or acquisitions. Distributable cash is expected to improve further in the long term with the reinvestment of surplus cash flows.

        Attractive distribution profile.    BREP intends to continue the Fund's highly stable cash flow profile sourced from predominantly long-life hydroelectric assets while supporting an attractive dividend yield and growth target. BREP intends to initially pay an annual distribution of US$1.35 per limited partnership unit effective with the fourth quarter distribution payable in January 2012. BREP will target a distribution payout ratio of approximately 80% of distributable cash and pursue a long-term distribution growth rate target in the range of 3% to 5% annually.

        Stable, high quality cash flows with attractive long-term value for limited partnership unitholders.    BREP expects to have highly stable, predictable cash flow sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind power assets, the vast majority of which sell electricity under long-term, fixed price contracts with creditworthy counterparties. Virtually all of BREP's generation output will be sold pursuant to power purchase agreements, or PPAs, to public power authorities, load-serving utilities, industrial users or to BRPI or its subsidiaries. The PPAs for BREP's assets will have a weighted average remaining duration of 24 years, providing long-term cash flow stability. The North American hydroelectric assets have substantial water storage, providing protection against periods of low precipitation. In Brazil, the portfolio benefits from a regulatory regime which levelizes hydrology across all participants and substantially eliminates exposure to fluctuations in generation.

        Focus on attractive hydroelectric asset class.    BREP will benefit from an asset class representing one of the longest life, lowest cost and most environmentally preferred forms of power generation. BREP's predominantly hydroelectric portfolio will be unique compared to other listed renewable power platforms and its scale and quality are expected to provide significant scarcity value to investors.

        Well positioned for global growth mandate.    BREP will be Brookfield's primary vehicle through which it will acquire renewable power assets on a global basis. Its established operating and project development platforms, strategic relationship with Brookfield and enhanced capitalization are expected to competitively position BREP to grow its renewable power business. Upon its formation, BREP will have strong organic growth potential, having been transferred BRPI's approximately 2,000 MW development pipeline for no upfront payment. BRPI will be entitled to receive payments only upon commercial operation or sale of these development projects.

        Enhanced financial profile.    BREP is expected to possess significant scale and strong cash flows providing enhanced support and coverage for distributions to holders of the BRPI bonds, preferred shares and limited partnership units. Upon completion of the combination, BREP will have approximately US$13 billion of power generating assets and a conservative leverage profile with consolidated debt-to-total capitalization of approximately 40%. Approximately 80% of BREP's obligations will be non-recourse to BREP and its corporate debt will have a weighted average term of 10 years. BREP will have the ability to make tax-deferred distributions in the form of return of capital to Canadian and U.S. limited partnership unitholders. The combination of BRPI and the Fund into BREP is expected to improve the tax profile of the Fund well beyond 2014, which is when the Fund's currently available tax shelter would otherwise be expected to be fully utilized.

        Enhanced liquidity and access to capital.    BREP's enhanced scale, significant increase in capitalization and expected continued sound investment-grade ratings from two major rating agencies are expected to enhance its ability to secure and fund new transactions globally. As such, BREP is expected to be uniquely positioned to become a premium vehicle for investors seeking to invest in the renewable power sector. BREP's limited partnership units have been conditionally approved for listing on the TSX under the symbol "BEP.UN" and BREP intends to apply to have its limited partnership units listed for trading on the NYSE, which is expected to enhance its trading liquidity, deepen its investor base, broaden its access to capital and improve its ability to fund growth globally.

Recommendation of the Board of Trustees and Board of Directors

        The board of trustees of BRPT and the board of directors of BRP Equity each formed an independent committee (consisting of the same individuals) to review and recommend to the board of trustees of BRPT and the board of directors of BRP Equity, respectively, whether the combination is in the best interests of the Fund and BRP Equity. Based upon such recommendation of the independent committee, the board of trustees of BRPT and the board of directors of BRP Equity unanimously approved the Arrangement and recommend that unitholders and Class A preference shareholders vote FOR the respective resolutions authorizing and approving the Arrangement. In reaching its conclusion, the independent committee considered and relied upon a number of factors, as described in the accompanying management information circular. These include the fact that CIBC World Markets Inc. has provided to the independent committee of the Fund a written opinion that, as at September 12, 2011, and subject to the assumptions, limitation and qualifications contained therein, the consideration to be received by the unitholders pursuant to the combination agreement is fair, from a financial point of view, to the minority unitholders of the Fund.

Approval of the Arrangement

        The proposed Arrangement must be approved at the meeting held for the unitholders by a majority of the votes cast by unitholders other than BRPI or a "related party" (as defined under and in accordance with Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions) of BRPI. The Arrangement must also be approved by not less than two-thirds of the votes cast by unitholders voting together as a single class in person or by proxy at the unitholder meeting. If unitholder approval is obtained and all other conditions to the completion of the Arrangement are satisfied or waived, the closing of the Arrangement is expected to occur in the fourth quarter of 2011.

        In addition, BRP Equity is seeking the approval of the Arrangement by its Class A preference shareholders voting together as a single class in person or by proxy at the meeting held for the Class A preference shareholders. If the Arrangement is approved by holders of not less than two-thirds of votes cast by Class A preference shareholders, the Class A preference shares will remain outstanding on closing of the Arrangement and the existing guarantee by the Fund will be replaced by a guarantee by each of BREP, BRELP and the holding company for Brookfield Renewable's Canadian and U.S. operations. If the Class A preference shareholders do not approve the Arrangement, BRPI will have the right to either terminate or proceed with the Arrangement. If the Class A preference shareholders do not approve the Arrangement and if BRPI elects to proceed with the Arrangement, all of the Class A preference shares will be redeemed in accordance with their terms. Standard & Poor's Ratings Services and DBRS Limited have each confirmed that, subject to their review of final documentation, the current ratings of the Class A preference shares will not be affected as a result of the combination.

        On completion of the Arrangement, Brookfield Renewable will assume all obligations related to BRPI's unsecured public corporate bonds, or the BRPI Bonds, and BRPI will be released from its obligations pending

v

bondholder approval which BRPI will also seek. In the absence of such approval, BRPI will have the right to terminate the Arrangement. If bondholder approval is not obtained and if BRPI elects to proceed with the Arrangement, the BRPI Bonds will remain obligations of BRPI and Brookfield Renewable will contractually assume these obligations. Standard & Poor's Ratings Services and DBRS Limited have each confirmed that, subject to their review of final documentation, the ratings of the BRPI Bonds will not be affected as a result of the proposed combination.

        The accompanying notices and management information circular provide a detailed description of the meetings, the Arrangement and Brookfield Renewable following the arrangement, the risk factors relating to the Arrangement and the full text of CIBC World Markets Inc.'s formal valuation and fairness opinion. Please give this material your careful consideration and, if you require assistance, consult your financial or other professional advisors. Please complete and return the form of proxy or voting instruction form, as the case may be, provided to you in accordance with the instructions provided by your broker or intermediary.

        The board of trustees of BRPT and the board of directors of BRP Equity are excited to present this transaction to their securityholders, one which builds on the strong track record of BRPI and the Fund, and one which will establish a publicly-listed, renewable power business with high-quality assets, a global mandate, strong growth prospects and an attractive distribution and tax profile. We hope to have the support and the votes of all unitholders and Class A preference shareholders for the Arrangement at these meetings.

        On behalf of BRPT's board of trustees, I would like to take this opportunity to thank you for the support you have shown as unitholders of the Fund and as Class A preference shareholders of BRP Equity.

Yours truly,

André Bureau
Chairman of the Board and the Independent Committee of the Board of Trustees

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY UNITS
OR PREFERRED SHARES YOU HOLD

TO ENSURE THAT YOUR VOICE IS HEARD, PLEASE VOTE NOW BY FOLLOWING THE INSTRUCTIONS IN THE MANAGEMENT INFORMATION CIRCULAR.

The board of directors of BRP Equity has concluded that the Arrangement is in the best interest of BRP Equity and the Class A preference shareholders, and recommends that the Class A preference shareholders vote FOR the resolution approving the Arrangement, attached as Appendix A to the accompanying management information circular.

The board of trustees of BRPT has concluded that the Arrangement is in the best interest of the Fund and the minority unitholders, and recommends that the unitholders vote FOR the resolution approving the Arrangement attached as Appendix B to the accompanying management information circular.

Voting is simple and quick. If you have questions about voting, please contact our information agent Phoenix Advisory Partners by telephone toll free at 1-800-243-5194 or by email at inquiries@phoenixadvisorypartners.com.

        For more information about the Arrangement, please review the accompanying management information circular.

 BROOKFIELD RENEWABLE POWER PREFERRED EQUITY INC.
(a corporation incorporated under the federal laws of Canada)

NOTICE OF SPECIAL MEETING

OF

CLASS A PREFERENCE SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that a special meeting (the "Preferred Shareholder Meeting") of holders (the "Preferred Shareholders") of Class A preference shares (the "Preferred Shares") of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") will be held on November 10, 2011 at 10:00 a.m. (Toronto time) at the offices of Torys LLP, at 79 Wellington Street West, Suite 3000, TD Centre, Toronto, Ontario, M5K 1N2, Canada, for the following purposes:

  (a)
  to consider, pursuant to an interim order of the Ontario Superior Court of Justice (the "Court") dated October 5, 2011 (the "Interim Order"), and, if thought advisable, pass with or without variation, a special resolution (the "Preferred Shareholder Resolution"), the full text of which is set forth in Appendix A to the accompanying management information circular (the "Information Circular"), to approve the plan of arrangement (the "Plan of Arrangement") that will result in the combination (the "Combination") of all of the assets of Brookfield Renewable Power Fund and all of the other renewable power assets of Brookfield Renewable Power Inc. ("BRPI") located in Canada, the United States and Brazil, to be held by a newly created publicly traded Bermuda limited partnership called Brookfield Renewable Energy Partners L.P. ("BREP" or the "Partnership", and, together with its related entities, "Brookfield Renewable"), all as more particularly described in the Information Circular; and

  (b)
  to transact such other business that may properly come before the Preferred Shareholder Meeting or any adjournment thereof.

        The Board of Directors of BRP Equity has fixed, and the Court has confirmed, October 3, 2011 as the record date for determining those Preferred Shareholders entitled to receive notice and vote at the Preferred Shareholder Meeting. The Information Circular accompanying this notice (the "Notice of Preferred Shareholder Meeting") provides additional information relating to the matters to be dealt with at the Preferred Shareholder Meeting and is incorporated into and forms part of this Notice of Preferred Shareholder Meeting.

        Even if you are planning to attend the Preferred Shareholder Meeting in person or if you wish to vote in advance of the Preferred Shareholder Meeting, you are invited to vote by signing and returning the enclosed form of proxy or voting instruction form. Registered Preferred Shareholders must return their proxy form to CIBC Mellon Trust Company in the envelope provided for that purpose, by delivering it by hand to CIBC Mellon Trust Company, C/O Canadian Stock Transfer Company Inc., Proxies Department, 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6, or by sending it by fax to 416-368-2502. In order to be effective, proxies must be received not later than 5:00 p.m. (Toronto time) on November 8, 2011, or, if the Preferred Shareholder Meeting is adjourned, not later than two business days preceding the day of any adjournment thereof.

        Non-registered/beneficial Preferred Shareholders may be subject to earlier voting deadlines as specified in their proxy form or voting instruction form and should carefully follow the instructions of their intermediary, including when and where the proxy form or voting instruction form is to be delivered.

        If a required quorum is not present for the Preferred Shareholder Meeting on November 10, 2011, the Preferred Shareholder Meeting will be adjourned to the same time and location on November 16, 2011 and any proxy properly submitted prior to the time called for the Preferred Shareholder Meeting will, unless revoked in the manner described in the attached Information Circular, be effective at the adjourned Preferred Shareholder Meeting. At the adjourned Preferred Shareholder Meeting, the Preferred Shareholders present in person or by proxy will constitute a quorum and may transact the business for which the Preferred Shareholder Meeting was originally convened.

        Pursuant to the Interim Order and the Plan of Arrangement, registered Preferred Shareholders have the right to dissent with respect to the Preferred Shareholder Resolution, and, if the Preferred Shareholder Resolution becomes effective, to be paid the fair value of their Preferred Shares in accordance with the provisions of Section 190 of the Canada Business Corporations Act (the "CBCA"), as modified by the Plan of Arrangement and the Interim Order. A registered Preferred Shareholder's right to dissent is more particularly described in the Information Circular, and the text of Section 190 of the CBCA and the Interim Order are set forth in Appendix F and Appendix D, respectively, to the Information Circular. A dissenting registered Preferred Shareholder must send to BRP Equity, at 480 Boulevard de la Cité, Gatineau, Québec, J8T 8R3, Attention: Secretary, a written objection to the Preferred Shareholder Resolution, which written objection must be received by 4:00 p.m. (Toronto time) on the last business day immediately preceding the date of the Preferred Shareholder Meeting or any adjournment thereof.

        Failure to strictly comply with the requirements set forth in Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss or unavailability of any right to dissent. Only registered Preferred Shareholders may dissent. Persons who are beneficial Preferred Shareholders and whose Preferred Shares are registered in the name of a broker, custodian, nominee or intermediary who wish to dissent should be aware that they may only do so through the registered holder of such Preferred Shares. All Preferred Shares are registered in the name of CDS & Co. and are held through the beneficial holders' brokers, custodians, nominees or intermediaries. Accordingly, a beneficial Preferred Shareholder who wishes to exercise his or her right of dissent must make arrangements for the Preferred Shares beneficially owned by that Preferred Shareholder to be registered in the name of the Preferred Shareholder prior to the time the written objection to the Preferred Shareholder Resolution is required to be received by BRP Equity or, alternatively, make arrangements for the registered holder of such Preferred Shares to dissent on behalf of the Preferred Shareholder. In such case, the written objection should set forth the number of Preferred Shares covered by such written objection.

Toronto, Ontario
September 30, 2011

André Bureau Chairman

 BROOKFIELD RENEWABLE POWER FUND
(an unincorporated open-ended trust created under the laws of the Province of Québec)

NOTICE OF SPECIAL MEETING

OF

UNITHOLDERS

        NOTICE IS HEREBY GIVEN that a special meeting (the "Unitholder Meeting") of holders (the "Unitholders") of trust units (the "Units") of Brookfield Renewable Power Fund (the "Fund") will be held on November 18, 2011 at 10:00 a.m. (Toronto time) at the Hockey Hall of Fame, Brookfield Place, 30 Yonge Street, Toronto, Ontario, M5E 1X8, Canada, for the following purposes:

  (a)
  to consider, pursuant to an interim order of the Ontario Superior Court of Justice (the "Court") dated October 5, 2011 (the "Interim Order"), and, if thought advisable, pass with or without variation, a special resolution (the "Unitholder Resolution"), the full text of which is set forth in Appendix B to the accompanying management information circular (the "Information Circular"), to approve the plan of arrangement (the "Plan of Arrangement") that will result in the combination (the "Combination") of all of the assets of the Fund and all of the other renewable power assets of Brookfield Renewable Power Inc. ("BRPI") located in Canada, the United States and Brazil, to be held by a newly created publicly traded Bermuda limited partnership called Brookfield Renewable Energy Partners L.P. ("BREP" or the "Partnership", and together with its related entities, "Brookfield Renewable"), all as more particularly described in the Information Circular; and

  (b)
  to transact such other business that may properly come before the Unitholder Meeting or any adjournment thereof.

        CIBC Mellon Trust Company, the sole trustee of the Fund (the "Sole Trustee"), has fixed, and the Court has confirmed, October 3, 2011 as the record date for determining those Unitholders entitled to receive notice and vote at the Unitholder Meeting. The Information Circular accompanying this notice (the "Notice of Unitholder Meeting") provides additional information relating to the matters to be dealt with at the Unitholder Meeting and is incorporated into and forms part of this Notice of Unitholder Meeting.

        Even if you are planning to attend the Unitholder Meeting in person or if you wish to vote in advance of the Unitholder Meeting, you are invited to vote by signing and returning the enclosed form of proxy or voting instruction form. Registered Unitholders must return their proxy form to CIBC Mellon Trust Company in the envelope provided for that purpose, by delivering it by hand to CIBC Mellon Trust Company, C/O Canadian Stock Transfer Company Inc., Proxies Department, 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6, or by sending it by fax to 416-368-2502. In order to be effective, proxies must be received not later than 5:00 p.m. (Toronto time) on November 16, 2011, or, if the Unitholder Meeting is adjourned, not later than two business days preceding the day of any adjournment thereof.

        Non-registered/beneficial Unitholders may be subject to earlier voting deadlines as specified in their proxy form or voting instruction form and should carefully follow the instructions of their intermediary, including when and where the proxy form or voting instruction form is to be delivered.

        Pursuant to the Interim Order and the Plan of Arrangement, registered Unitholders have the right to dissent with respect to the Unitholder Resolution, as though their Units were shares of a corporation governed by the Canada Business Corporations Act (the "CBCA"), and if the Unitholder Resolution becomes effective, to be paid the fair value of their Units in accordance with the provisions of Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order. A Unitholder's right to dissent is more particularly described in the Information Circular, and the text of Section 190 of the CBCA and the Interim Order are set forth in Appendix F and Appendix D, respectively, to the Information Circular. A dissenting Unitholder must send to the Fund, at 480 Boulevard de la Cité, Gatineau, Québec, J8T 8R3, Attention: Secretary, a written objection to the Unitholder Resolution, which written objection must be received by 4:00 p.m. (Toronto time) on the last business day immediately preceding the date of the Unitholder Meeting or any adjournment thereof.

        Failure to strictly comply with the requirements set forth in Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss or unavailability of any right to dissent. Only registered Unitholders may dissent. Persons who are beneficial Unitholders and whose Units are registered in the name of a broker, custodian, nominee or intermediary who wish to dissent should be aware that they may only do so through the registered holder of such Units. All Units are registered in the name of CDS & Co. and are held through the beneficial holders' brokers, custodians, nominees or intermediaries. Accordingly, a beneficial Unitholder who wishes to exercise his or her right of dissent must make arrangements for the Units beneficially owned by that Unitholder to be registered in the name of the Unitholder prior to the time the written objection to the Unitholder Resolution is required to be received by the Fund, or, alternatively, make arrangements for the registered holder of such Units to dissent on behalf of the Unitholder. In such case, the written objection should set forth the number of Units covered by such written objection.

Toronto, Ontario
September 30, 2011

André Bureau Chairman

x

 UNITHOLDERS — QUESTIONS AND ANSWERS

        The enclosed Information Circular is furnished in connection with the solicitation by or on behalf of management of Brookfield Renewable Power Fund (the "Fund", "we" or "our", in this Question and Answer section) of proxies to be used at the Unitholder Meeting to be held in Toronto on November 18, 2011 at 10:00 a.m. (Toronto time), for the purposes indicated in the Notice of Unitholder Meeting. Preferred Shareholders should refer to "Preferred Shareholders — Questions and Answers" starting on page 4 for questions and answers concerning Preferred Shareholders.

        Your vote is very important to us. We encourage you to exercise your vote using any of the voting methods described below. Registered Unitholders must return proxies to CIBC Mellon Trust Company by 5:00 p.m. (Toronto time), on November 16, 2011. All Units are registered in the name of CDS & Co and are held through the beneficial holders' brokers, custodians, nominees or intermediaries. As such, non-registered/beneficial Unitholders may be subject to earlier voting deadlines as specified in the proxy form or voting instruction form provided by their intermediaries and should carefully follow the instructions of their intermediary, including when and where the proxy form or voting instruction form is to be delivered.

        Please read the following commonly asked questions and answers regarding general guidance on voting and proxies and receiving LP Units upon completion of the Combination. If you have any questions, please feel free to contact Phoenix Advisory Partners by telephone toll free at 1-800-243-5194 or by email at inquiries@phoenixadvisorypartners.com.

        See "Glossary of Terms" in the accompanying Information Circular for the meaning assigned to certain capitalized terms used in this Question and Answer section.

Q.    Am I entitled to vote?

A.
The record date for the Unitholder Meeting is the close of business on October 3, 2011. If you hold Units as of the Record Date, you are entitled to vote. Your Units are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution). Your nominee is required to seek your instructions as to how to vote your Units. Your nominee will have provided you with a package of information, including these Meeting Materials and either a proxy form or a voting instruction form. Carefully follow the instructions accompanying the proxy form or voting instruction form.

Q.    What am I voting on?

A.
You will be voting on the proposed transaction that will result in the strategic combination of all the renewable power assets of the Fund and of BRPI, and which will result in the creation of a publicly traded Bermuda limited partnership called Brookfield Renewable Energy Partners L.P., by way of a plan of arrangement under the Business Corporations Act (Ontario).

Q.    What will happen to my Units if the Unitholder Resolution is passed?

A.
If the Unitholder Resolution is passed and all other conditions to completion of the Arrangement are satisfied (or waived), you will receive one non-voting LP Unit in exchange for each Unit held, and the Fund will be wound up.

Q.    What is the approval required to pass the Unitholder Resolution?

A.
Not less than 66 2/3% of the votes cast by Unitholders, represented either in person or by proxy, at the Unitholder Meeting, is the number of votes required to pass the Unitholder Resolution. In addition, under applicable securities laws, as a result of BRPI's ownership of Units, the Arrangement must be approved at the Unitholder Meeting by a majority of the votes cast by Minority Unitholders.

Q.    Who has agreed to support the Arrangement?

A.
The Board of Trustees and the Board of Directors have unanimously approved the Arrangement (with Messrs. Harry Goldgut, Edward C. Kress and Richard Legault declaring their interest in the Arrangement as directors and/or officers of BRPI and its Affiliates and abstaining from voting) and recommend that

  Unitholders vote FOR the Unitholder Resolution. In addition, BRPI and its directors and officers who are Unitholders are also planning to vote FOR the Unitholder Resolution.

Q.    What if an amendment is made to this matter or if other matters are brought before the Unitholder Meeting?

A.
If you attend the Unitholder Meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy form or voting instruction form, the person named in the proxy form or voting instruction form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Unitholder Meeting and to other matters that may properly come before the Unitholder Meeting. As of the date of the accompanying Information Circular, our management knows of no such amendment, variation or other matter expected to come before the Unitholder Meeting. If any other matters properly come before the Unitholder Meeting, the persons named in the proxy form or voting instruction form will vote on them in accordance with their best judgment.

Q.    Who is soliciting my proxy?

A.
Brookfield Energy Marketing Inc., as the administrator of the Fund, is soliciting your proxy. We have engaged Phoenix Advisory Partners to act as our information agent with respect to the matters to be considered at the Unitholder Meeting. Solicitation of proxies is done primarily by mail, supplemented by telephone, newspaper publication or other contact, and all of the costs associated with such solicitations are paid by the Fund.

Q.    How can I vote in person at the Unitholder Meeting?

A.
The Fund does not have access to all the names of its non-registered Unitholders. Therefore, if you are a non-registered Unitholder and attend the Unitholder Meeting, we will have no record of your holdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the Unitholder Meeting, insert your name in the space provided on the proxy form or voting instruction form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of the Fund upon arrival at the Unitholder Meeting.

Q.    Who votes my Units and how will they be voted if I return a proxy form or voting instruction form?

A.
By properly completing and returning a proxy form or voting instruction form, you are authorizing the person named in the proxy to attend the Unitholder Meeting and vote your Units. You can use the enclosed proxy form or voting instruction form, or any other proper form of proxy, to appoint your proxyholder. The Units represented by your proxy form or voting instruction form must be voted according to your instructions in the form. If you properly complete and return your proxy form or voting instruction form but do not specify how you wish the votes cast, your Units will be voted as your proxyholder sees fit. Unless contrary instructions are provided, Units represented by proxies received by management will be voted FOR the Unitholder Resolution.

Q.    Can I appoint someone other than the individuals named in the enclosed proxy form or voting instruction form to vote my Units?

A.
Yes, you have the right to appoint the person or company of your choice, who does not need to be a Unitholder, to attend and act on your behalf at the Unitholder Meeting. If you wish to appoint a person other than the names that appear, then insert the name of your chosen proxyholder in the space provided on the proxy form or voting instruction form sent to you by your nominee.

  NOTE: It is important to ensure that any other person you appoint is attending the Unitholder Meeting and is aware that his or her appointment to vote your Units has been made. Proxyholders should, on arrival at the Unitholder Meeting, present themselves to a representative of the Fund.

Q.    Can I revoke a proxy or voting instruction?

A.
To revoke your proxy or voting instruction, contact your nominee.

Q.    Is my vote confidential?

A.
Your proxy vote is confidential. Proxies are received, counted, and tabulated by our transfer agent, CIBC Mellon Trust Company. CIBC Mellon Trust Company does not disclose the results of individual Unitholder votes unless they contain a written comment clearly intended for management, in the event of a proxy contest or proxy validation issue, or if necessary to meet legal requirements.

Q.    Do I have dissent rights?

A.
Only registered Unitholders may dissent. Persons who are beneficial Unitholders whose Units are registered in the name of a broker, custodian, nominee or intermediary who wish to dissent should be aware that they may only do so through the registered holder of such Units. All Units are registered in the name of CDS & Co. and are held through the beneficial holders' brokers, custodians, nominees or intermediaries. Accordingly, a beneficial Unitholder who wishes to exercise his or her right of dissent must make arrangements for the Units beneficially owned by that Unitholder to be registered in the name of the Unitholder prior to the time the written objection to the Unitholder Resolution is required to be received by the Fund, or, alternatively, make arrangements for the registered holder of such Units to dissent on behalf of the Unitholder. In such case, the written objection should set forth the number of Units covered by such written objection.

Q.    Will the LP Units be listed on a stock exchange?

A.
The LP Units of BREP have been conditionally approved for listing on the Toronto Stock Exchange under the symbol "BEP.UN", subject to the satisfaction of the applicable listing requirements of the Toronto Stock Exchange. BREP also intends to apply to have the LP Units listed for trading on the New York Stock Exchange in early 2012.

Q.    Until when will the Units continue to trade on the TSX?

A.
The Units will continue to trade on the TSX until the LP Units are listed.

Q.    When will the LP Units commence trading on the TSX?

A.
The LP Units will only commence trading on the TSX once the Units have been delisted. It is anticipated that the Units will be delisted following the completion of the Arrangement and the LP Units will commence trading on the trading day following such delisting.

Q.    Who will be the members of management and on the board of directors of BREP?

A.
As required by law, the Amended and Restated Limited Partnership Agreement of BREP provides for the management and control of BREP by a general partner rather than a board of directors and officers. BREP's general partner has no executive officers, but has a board of directors consisting of the following individuals: Jeff Blidner, David Mann, Eleazar de Carvalho Filho, John Van Egmond, Patricia Zuccotti and Lou Maroun.

Q.    Will BREP pay distributions?

A.
It is currently anticipated that BREP will initially pay an annual distribution of $1.35 per LP Unit, compared to the current C$1.30 annual distribution of the Fund. The declaration and payment of distributions are subject to the discretion of the board of directors of BREP's Managing General Partner, and subject to, among other things, business circumstances, expected capital requirements, BREP's earnings, financial requirements for its operations, growth opportunities, the satisfaction of applicable solvency tests for the declaration and payment of distributions and other conditions existing from time to time.

Q.    What if I have other questions?

A.
If you have any questions regarding the Unitholder Meeting, please contact Phoenix Advisory Partners by telephone toll free at 1-800-243-5194 or by email at inquiries@phoenixadvisorypartners.com.

 PREFERRED SHAREHOLDERS — QUESTIONS AND ANSWERS

        The enclosed Information Circular is furnished in connection with the solicitation by or on behalf of management of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity", "we" or "our", in this Question and Answer section) of proxies to be used at the Preferred Shareholder Meeting to be held in Toronto on November 10, 2011 at 10:00 a.m. (Toronto time), for the purposes indicated in the Notice of Preferred Shareholder Meeting.

        Your vote is very important to us. We encourage you to exercise your vote using any of the voting methods described below. Registered Preferred Shareholders must return proxies to CIBC Mellon Trust Company by 5:00 p.m. (Toronto time), on November 8, 2011. All Preferred Shares are registered in the name of CDS & Co and are held through the beneficial holders' brokers, custodians, nominees or intermediaries. As such, non-registered/beneficial Preferred Shareholders may be subject to earlier voting deadlines as specified in the proxy form or voting instruction form provided by their intermediaries and should carefully follow the instructions of their intermediary, including when and where the proxy form or voting instruction form is to be delivered.

        Please read the following commonly asked questions and answers regarding general guidance on voting and proxies. If you have any questions, please feel free to contact Phoenix Advisory Partners by telephone toll free at 1-800-243-5194 or by email at inquiries@phoenixadvisorypartners.com.

        See "Glossary of Terms" in the accompanying Information Circular for the meaning assigned to certain capitalized terms used in this Question and Answer section.

Q.    Am I entitled to vote?

A.
The record date for the Preferred Shareholder Meeting is the close of business on October 3, 2011. If you hold Preferred Shares as of the Record Date, you are entitled to vote. Your Preferred Shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution). Your nominee is required to seek your instructions as to how to vote your Preferred Shares. Your nominee will have provided you with a package of information, including these Meeting Materials and either a proxy form or a voting instruction form. Carefully follow the instructions accompanying the proxy form or voting instruction form.

Q.    What am I voting on?

A.
You will be voting on the proposed transaction that will result in the strategic combination of all the renewable power assets of the Fund and of BRPI, and which will result in the creation of a publicly traded Bermuda limited partnership called Brookfield Renewable Energy Partners L.P., by way of a plan of arrangement under the Business Corporations Act (Ontario).

Q.    What will happen to my Preferred Shares if the Preferred Shareholder Resolution is passed?

A.
If the Preferred Shareholder Resolution is passed and all other conditions to completion of the Arrangement are satisfied (or waived), you will continue to hold your Preferred Shares and the existing guarantee by the Fund will be replaced by a guarantee by each of BREP, BRELP and the holding company for Brookfield Renewable's Canadian and U.S. operations.

Q.    What is the approval required to pass the Preferred Shareholder Resolution?

A.
Not less than 66 2/3% of the votes cast by Preferred Shareholders, represented either in person or by proxy, at the Preferred Shareholder Meeting, is the number of votes required to pass the Preferred Shareholder Resolution.

Q.    Who has agreed to support the Arrangement?

A.
The Board of Trustees and the Board of Directors have unanimously approved the Arrangement (with Messrs. Harry Goldgut, Edward C. Kress and Richard Legault declaring their interest in the Arrangement as directors and/or officers of BRPI and its Affiliates and abstaining from voting) and recommend that Preferred Shareholders vote FOR the Preferred Shareholder Resolution. In addition, BRPI's directors and officers who are Preferred Shareholders are also planning to vote FOR the Preferred Shareholder Resolution.

Q.    What if an amendment is made to this matter or if other matters are brought before the Preferred Shareholder Meeting?

A.
If you attend the Preferred Shareholder Meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy form or voting instruction form, the person named in the proxy form or voting instruction form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Preferred Shareholder Meeting and to other matters that may properly come before the Preferred Shareholder Meeting. As of the date of the accompanying Information Circular, our management knows of no such amendment, variation or other matter expected to come before the Preferred Shareholder Meeting. If any other matters properly come before the Preferred Shareholder Meeting, the persons named in the proxy form or voting instruction form will vote on them in accordance with their best judgment.

Q.    Who is soliciting my proxy?

A.
The management of BRP Equity is soliciting your proxy. We have engaged Phoenix Advisory Partners to act as our information agent with respect to the matters to be considered at the Preferred Shareholder Meeting. Solicitation of proxies is done primarily by mail, supplemented by telephone, newspaper publication or other contact, and all of the costs associated with such solicitations are paid by BRP Equity.

Q.    How can I vote in person at the Preferred Shareholder Meeting?

A.
BRP Equity does not have access to all the names of its non-registered Preferred Shareholders. Therefore, if you are a non-registered Preferred Shareholder and attend the Preferred Shareholder Meeting, we will have no record of your holdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the Preferred Shareholder Meeting, insert your name in the space provided on the proxy form or voting instruction form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of BRP Equity upon arrival at the Preferred Shareholder Meeting.

Q.    Who votes my Preferred Shares and how will they be voted if I return a proxy form or voting instruction form?

A.
By properly completing and returning a proxy form or voting instruction form, you are authorizing the person named in the proxy form or voting instruction form to attend the Preferred Shareholder Meeting and vote your Preferred Shares. You can use the enclosed proxy form or voting instruction form, or any other proper form of proxy, to appoint your proxyholder. The Preferred Shares represented by your proxy form or voting instruction form must be voted according to your instructions in the form. If you properly complete and return your proxy form or voting instruction form but do not specify how you wish the votes cast, your Preferred Shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, Preferred Shares represented by proxies received by management will be voted FOR the Preferred Shareholder Resolution.

Q.    Can I appoint someone other than the individuals named in the enclosed proxy form or voting instruction form to vote my Preferred Shares?

A.
Yes, you have the right to appoint the person or company of your choice, who does not need to be a Preferred Shareholder, to attend and act on your behalf at the Preferred Shareholder Meeting. If you wish to appoint a person other than the names that appear, then insert the name of your chosen proxyholder in the space provided on the proxy form or voting instruction form sent to you by your nominee.

  NOTE: It is important to ensure that any other person you appoint is attending the Preferred Shareholder Meeting and is aware that his or her appointment to vote your Preferred Shares has been made. Proxyholders should, on arrival at the Preferred Shareholder Meeting, present themselves to a representative of BRP Equity.

Q.    Can I revoke a proxy or voting instruction?

A.
To revoke your proxy or voting instruction, contact your nominee.

Q.    Is my vote confidential?

A.
Your proxy vote is confidential. Proxies are received, counted, and tabulated by our transfer agent, CIBC Mellon Trust Company. CIBC Mellon Trust Company does not disclose the results of individual Preferred Shareholder votes unless they contain a written comment clearly intended for management, in the event of a proxy contest or proxy validation issue, or if necessary to meet legal requirements.

Q.    Do I have dissent rights?

A.
Only registered Preferred Shareholders may dissent. Persons who are beneficial Preferred Shareholders whose Preferred Shares are registered in the name of a broker, custodian, nominee or intermediary who wish to dissent should be aware that they may only do so through the registered holder of such Preferred Shares. All Preferred Shares are registered in the name of CDS & Co. and are held through the beneficial holders' brokers, custodians, nominees or intermediaries. Accordingly, a beneficial Preferred Shareholder who wishes to exercise his or her right of dissent must make arrangements for the Preferred Shares beneficially owned by that Preferred Shareholder to be registered in the name of the Preferred Shareholder prior to the time the written objection to the Preferred Shareholder Resolution is required to be received by BRP Equity, or, alternatively, make arrangements for the registered holder of such Preferred Shares to dissent on behalf of the Preferred Shareholder. In such case, the written objection should set forth the number of Preferred Shares covered by such written objection.

Q.    What if a required quorum is not present for the Preferred Shareholder Meeting on November 10, 2011?

A.
If a required quorum is not present for the Preferred Shareholder Meeting on November 10, 2011, the Preferred Shareholder Meeting will be adjourned to the same time and location on November 16, 2011 and any proxy properly submitted prior to the time called for the Preferred Shareholder Meeting will, unless revoked in the manner described in the attached Information Circular, be effective at the adjourned Preferred Shareholder Meeting. At the adjourned Preferred Shareholder Meeting, the Preferred Shareholders present in person or by proxy will constitute a quorum and may transact the business for which the Preferred Shareholder Meeting was originally convened.

Q.    Who will be the members of management and on the board of directors of BREP?

A.
As required by law, the Amended and Restated Limited Partnership Agreement of BREP provides for the management and control of BREP by a general partner rather than a board of directors and officers. BREP's general partner has no executive officers, but has a board of directors consisting of the following individuals: Jeff Blidner, David Mann, Eleazar de Carvalho Filho, John Van Egmond, Patricia Zuccotti and Lou Maroun.

Q.    What will happen if the Preferred Shareholders do not approve the Preferred Shareholder Resolution?

A.
If the Preferred Shareholder Resolution is not approved and all other conditions to completion of the Arrangement are satisfied (or waived), BRPI will have the right to either terminate or proceed with the Arrangement. If BRPI elects to proceed with the Arrangement, the Preferred Shares will be redeemed in accordance with their terms.

Q.    What if I have other questions?

A.
If you have any questions regarding the Preferred Shareholder Meeting, please contact Phoenix Advisory Partners by telephone toll free at 1-800-243-5194 or by email at inquiries@phoenixadvisorypartners.com.

MANAGEMENT INFORMATION CIRCULAR

        This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of Brookfield Energy Marketing Inc. ("BEMI"), as the administrator of the Fund (the "Administrator"), and management of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity"), for use at the Meetings and any adjournment thereof. No Person has been authorized to give any information or make any representation in connection with the plan of arrangement (the "Arrangement") or any other matters to be considered at the Meetings other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

        The information concerning Brookfield Asset Management, BREP, BRELP, BRPI and the BRPI Assets contained in this Information Circular has been provided by BRPI. Although neither the Fund nor BRP Equity has knowledge that would indicate that any of such information is untrue or incomplete, the Fund, BRP Equity or their trustees, officers and directors do not assume any responsibility for the accuracy or completeness of such information or the failure by BRPI to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to the Fund, BRP Equity or their trustees, officers and directors.

        All summaries of, and references to, the Combination or the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Combination Agreement (the "Combination Agreement"), which is available in English on SEDAR at www.sedar.com. You are urged to carefully read the full text of the Combination Agreement.

        Unless otherwise specifically stated, information contained in this Information Circular is given as of September 30, 2011. All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms" starting on page 186. Unless otherwise noted or the context otherwise requires, the disclosure contained in this Information Circular regarding BREP and Brookfield Renewable assumes that the Combination has been completed. Unless the context requires otherwise, when used in this Information Circular, the terms "Brookfield Renewable", "we", "us" and "our" refer to BREP, BRELP, the Holding Entities and the Operating Entities, each as defined herein, taken together; "our partnership" and "BREP" refer to Brookfield Renewable Energy Partners L.P.; BRPI refers to Brookfield Renewable Power Inc.; and "Brookfield" refers to Brookfield Asset Management Inc. and its subsidiaries (other than Brookfield Renewable). All references to "our portfolio" include 100% of the capacity and energy of the facilities even though we do not own 100% of the economic output in such facilities (see the table under "Business of Brookfield Renewable — Our Operations" for details on our portfolio). All references to "$" are to U.S. dollars and all references to "C$" are to Canadian dollars.

Forward Looking Statements

        This Information Circular contains forward-looking statements and information within the meaning of the Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Information Circular include statements regarding the proposed combination of assets of BRPI and the Fund, as well as the creation and structure of BREP and its anticipated ratings, the anticipated benefits of the Combination, the quality of BREP's assets and the resiliency of the cash flow they will generate, BREP's anticipated financial performance, the future growth prospects and distribution profile of BREP, the listing and liquidity of the LP Units, BREP's access to capital and the approval, successful completion and timing of the transaction. Forward-looking statements can be identified by the use of words such as "will", "expected", "intend", "continue", and "targets", or variations of such words and phrases. Although Brookfield, BRPI and the Fund believe that BREP's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of BREP to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

        Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to the risk that the conditions precedent to be met, and the regulatory and third party approvals to be obtained, for the Combination to occur, are not met or obtained, the fact that LP Units will not be eligible for inclusion on any index, changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities, the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms, our operations being highly regulated and exposed to increased regulation which could result in additional costs, the risk that our concessions and licenses will not be renewed, the risk that a portion of our hydroelectric portfolio is subject to recontracting and may become subject to price risk, the risk that we may fail to comply with the conditions in, or may not be able to maintain, our governmental permits, the risk that future acquisitions may subject us to additional risks, the risk that we may experience equipment failure, and other risks and factors detailed from time to time in BRPI's and the Fund's public filings including the meeting materials to be sent to security holders in connection with the Combination. We caution that the foregoing list of important factors that may affect future results is not exhaustive. Except as required by law, we do not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Accounting Measures

        This Information Circular contains references to "operating cash flow", "cash flow from operations", "EBITDA" and "distributable cash", each of which is not a generally accepted accounting measure under International Financial Reporting Standards ("IFRS") and therefore may differ from definitions of operating cash flow, cash flow from operations, EBITDA and distributable cash used by other entities. Operating cash flow (or cash flow from operations) means 100% of revenues less direct costs (including energy marketing costs), interest expense, cash taxes and asset management fees, which is then adjusted for non-controlling interests. EBITDA means 100% of revenues less direct costs (including energy marketing costs) before interest, taxes, depreciation, amortization and asset management fees. Distributable cash means operating cash flow reduced by a reserve for sustaining capital expenditures and debt amortization. We believe that operating cash flow, EBITDA and distributable cash are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of operating cash flow, EBITDA or distributable cash should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

        A reconciliation of each of operating cash flow and EBITDA to net income is presented in Appendix H under "Management's Discussion and Analysis of Financial Results — Net Income".

Advice to Beneficial Holders of Units and Preferred Shares

        These Meeting Materials are being sent to both registered and non-registered Unitholders and registered and non-registered Preferred Shareholders. The information set forth in this section is of significant importance to Unitholders and Preferred Shareholders who do not hold Securities in their own name. Securities that are owned but not held in the Securityholder's name are beneficially owned by that Person (a "Non-Registered Holder") and are registered either: (i) in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals with in respect of the Securities (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administers of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI-54-101"), the Fund and BRP Equity, as applicable, will have distributed copies of the respective Notices, this Information Circular and the form of proxy (or equivalent) (collectively, the "Meeting Materials") to the clearing agencies and the Intermediaries for onward distribution to Non-Registered Holders.

        Intermediaries are required to forward the Meeting Materials to Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy related materials, a request for voting instructions (the "Voting Instruction Form") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

        The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Securities that they beneficially own. Should a Non-Registered Holder who receives the Voting Instruction Form wish to vote at the applicable Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the Voting Instruction Form and a form of legal proxy will be provided to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the Voting Instruction Form.

        See "General Proxy Matters" for more information on how to vote your Units or Preferred Shares at the applicable Meeting.

Information for United States Securityholders

        The solicitation of proxies for the Meetings is not subject to the proxy requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the "1934 Act"). Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian securities laws, and this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada, which differ from requirements applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

        In addition, the securities to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "1933 Act"), and such securities will be issued in reliance upon the exemption from the registration requirements of the 1933 Act as set forth in Section 3(a)(10) thereof and only to the extent that corresponding exemptions from the registration or qualification requirements of state "blue sky" securities laws are available. Securityholders in the United States should be aware that Canadian disclosure requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Specifically, information concerning the operations of the Fund and Brookfield Renewable contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The audited and unaudited historical financial statements of the Fund incorporated by reference in this Information Circular have been presented in Canadian dollars, were prepared in accordance with GAAP and (in the case of the audited statements) are subject to or (in the case of the unaudited statements) are prepared on a basis consistent with Canadian auditing and auditor independence standards, and the unaudited pro forma financial statements of BREP and the audited and unaudited historical financial statements of "Brookfield's renewable power division" found under Appendix I and H to this Information Circular, respectively, have been presented in United States dollars, were prepared in accordance with IFRS and (in the case of the audited statements) are subject to or (in the case of the unaudited statements) are prepared on a basis consistent with Canadian auditing and auditor independence standards, which in each case differ from United States generally accepted accounting principles and auditing and auditor independence standards, respectively, in certain material respects, and thus may not be comparable to financial statements of United States entities.

        Each of the Fund, BRP Equity, BRPI, BREP, CanHoldco and Bermuda Holdco are entities existing under the laws of jurisdictions outside of the United States. Some or all of the directors and officers of these entities and certain of the experts named in this Information Circular may be residents of countries other than the United States. All or some of these entities' assets may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon any of these entities, their officers and directors or the experts named in this Information Circular, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of these entities, their directors and officers or the experts named in this Information Circular.

        The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who will be "affiliates" (as such term is defined in Rule 144 under the 1933 Act) of the issuer of such securities after the Arrangement or were "affiliates" of the issuer of such securities within 90 days before the Effective Time. See "The Combination — Securities Law Matters — United States" in this Information Circular.

        NEITHER THE ARRANGEMENT NOR THE SECURITIES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Information for Canadian Securityholders

        All securities to be issued under the Combination, including the LP Units, will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and, following completion of the Combination, the LP Units will generally be "freely tradable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada.

Information for Unitholders Outside of Canada and the United States

        Unitholders in a state or other jurisdiction in which we are not ultimately satisfied that all required regulatory approvals have been received ("Ineligible Unitholders") who would otherwise receive LP Units in exchange for their Units may, at our sole discretion, have such LP Units issued on their behalf to a selling agent, which shall, as agent for such Ineligible Unitholders (and without liability except for gross negligence or willful misconduct), sell such LP Units on their behalf over the facilities of the TSX and have net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Unitholders. We will have no liability for any such proceeds received or the remittance thereof to such Unitholders.

 SUMMARY

        The following is a summary of information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Unless otherwise specifically stated, information contained in this Information Circular is given as of September 30, 2011. All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms" starting on page 186. Unless otherwise noted or the context otherwise requires, the disclosure contained in this Information Circular regarding BREP and Brookfield Renewable assumes that the Combination has been completed. Unless the context requires otherwise, when used in this Information Circular, the terms "Brookfield Renewable", "we", "us" and "our" refer to BREP, BRELP, the Holding Entities and the Operating Entities, taken together; "our partnership" and "BREP" refer to Brookfield Renewable Energy Partners L.P.; BRPI refers to Brookfield Renewable Power Inc.; and "Brookfield" refers to Brookfield Asset Management Inc. and its subsidiaries (other than Brookfield Renewable). All references to "our portfolio" include 100% of the capacity and energy of the facilities even though we do not own 100% of the economic output in such facilities (see the table under "Business of Brookfield Renewable — Our Operations" for details on our portfolio). All references to "$" are to U.S. dollars and all references to "C$" are to Canadian dollars.

Description of Brookfield Renewable

        If completed, the Combination will result in the strategic combination of all the renewable power assets of the Fund and BRPI to create Brookfield Renewable Energy Partners L.P., or BREP, and establish BREP as a publicly traded Bermuda limited partnership with a high-quality, diversified and virtually fully contracted renewable power portfolio. BREP will be Brookfield's primary vehicle through which it will acquire renewable power assets on a global basis. Following the Combination, BREP will have 172 existing generating stations totaling an aggregate of approximately 4,400 MW of installed capacity in Canada, the United States and Brazil, with long-term average annual generation of approximately 17,000 GWh. BREP is expected to generate high-quality, stable cash flows derived from a virtually fully contracted portfolio of assets. Following the Arrangement, BREP will benefit from comprehensive operating and development platforms in each of its focus markets in Canada, the United States and Brazil, as well as a portfolio of renewable power development projects that will attractively position BREP for continued growth.

        Our Managing General Partner will be a wholly-owned subsidiary of BRPI and will have sole responsibility and authority for the management and control of our business. The Managing General Partner will have a board initially consisting of six directors (with a seventh director to be appointed on or following closing), the majority of whom will be independent. As part of the Combination, substantially all operating and administrative employees within BRPI's and BRPF's operating platforms will be transferred to Brookfield Renewable. On completion of the Combination, Brookfield will also provide management services to Brookfield Renewable under a long-term Master Services Agreement. For a description of the management structure of BREP, including the material terms of the Master Services Agreement, see "Management and Our Master Services Agreement".

        Our high quality assets and PPA portfolio are expected to provide our partnership with stable and predictable annual cash flow to fund our distributions. We expect our distributions will initially be at an annual level of $1.35 per LP Unit ($0.3375 per LP Unit quarterly) following the completion of the Combination, compared to the current C$1.30 annual distribution of the Fund, providing an attractive distribution yield. See "Distribution Policy" for further detail on our distribution policy. Following the completion of the Combination, BREP also intends to adopt a distribution reinvestment plan ("DRIP") exclusively for LP Unitholders in Canada and we may in the future expand our DRIP to include LP Unitholders located in the United States. See "Distribution Reinvestment Plan" for further detail on our partnership's proposed DRIP.

Benefits of the Combination

        The Combination provides a number of compelling and strategic benefits to the Fund, Unitholders and Preferred Shareholders, including, among others, the following:

One of the largest, listed pure-play renewable platforms

        On completion of the Combination, BREP will own one of the world's largest, publicly-traded, pure-play renewable power portfolios with approximately 4,400 MW of installed capacity and long term average generation of approximately 17,000 GWh annually. The portfolio will include 168 hydroelectric generating stations on 67 river systems and two wind farms. BREP will also have three wind farms and four hydro facilities under construction (that are scheduled to be commissioned within the next 24 months), that will grow the aggregate capacity of the portfolio to approximately 4,800 MW and average annual generation to more than 18,000 GWh. The portfolio will be diversified across ten power markets in Canada, the United States and Brazil, providing significant geographic and operational diversification.

Accretive transaction

        The Combination is an accretive transaction for the Unitholders that is expected to increase their annual distributable cash per Unit by an average of 10% above what would have otherwise been available for distribution during the next five years. With a target payout ratio of approximately 80% of distributable cash, BREP is expected to have approximately $100 million of available cash per year to further invest in accretive projects or acquisitions. Distributable cash is expected to improve further in the long term with the reinvestment of surplus cash flows.

Attractive distribution profile

        BREP intends to continue the Fund's highly stable cash flow profile sourced from predominantly long-life hydroelectric assets while supporting an attractive dividend yield and growth target. BREP intends to initially pay an annual distribution of $1.35 per LP Unit effective with the fourth quarter distribution payable in January 2012. BREP will target a distribution payout ratio of approximately 80% of distributable cash and pursue a long-term distribution growth rate target in the range of 3% to 5% annually.

Stable, high quality cash flows with attractive long-term value for LP Unitholders

        BREP expects to have highly stable, predictable cash flow sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind power assets, the vast majority of which sell electricity under long-term, fixed price contracts with creditworthy counterparties. Virtually all of BREP's generation output will be sold pursuant to PPAs to public power authorities, load-serving utilities, industrial users or to BRPI and its subsidiaries. The PPAs for BREP's assets will have a weighted average remaining duration of 24 years, providing long-term cash flow stability. The North American hydroelectric assets have substantial water storage, providing protection against periods of low precipitation. In Brazil, the portfolio benefits from a regulatory regime which levelizes hydrology across all participants and substantially eliminates exposure to fluctuations in generation.

Focus on attractive hydroelectric asset class

        BREP will benefit from an asset class representing one of the longest life, lowest cost and most environmentally preferred forms of power generation. BREP's predominantly hydroelectric portfolio will be unique compared to other listed renewable power platforms and its scale and quality are expected to provide significant scarcity value to investors.

Well positioned for global growth mandate

        BREP will be Brookfield's primary vehicle through which it will acquire renewable power assets on a global basis. Its established operating and project development platforms, strategic relationship with Brookfield and enhanced capitalization are expected to competitively position BREP to grow its renewable power business.

Upon its formation, BREP will have strong organic growth potential, having been transferred BRPI's approximately 2,000 MW development pipeline for no upfront payment. BRPI will be entitled to receive payments only upon commercial operation or sale of these development projects. See "The Combination — Combination Agreement — Ancillary Agreements — Development Projects Agreement".

Enhanced financial profile

        BREP expects to possess significant scale and strong cash flows providing enhanced support and coverage for distributions to holders of the BRPI Bonds, Preferred Shares and LP Units. Upon completion of the Combination, BREP will have approximately $13 billion of power generating assets and a conservative leverage profile with consolidated debt-to-total capitalization of approximately 40%. Approximately 80% of BREP's obligations will be non-recourse to BREP and its corporate debt will have a weighted average term of 10 years. BREP will have the ability to make tax-deferred distributions in the form of return of capital to Canadian and U.S. LP Unitholders. The combination of BRPI and the Fund into BREP is expected to improve the tax profile of the Fund well beyond 2014, which is when the Fund's currently available tax shelter would otherwise be expected to be fully utilized.

Enhanced liquidity and access to capital

        BREP's enhanced scale, significant increase in capitalization and expected continued sound investment-grade ratings from two major rating agencies are expected to enhance its ability to secure and fund new transactions globally. As such, BREP is expected to be uniquely positioned to become a premium vehicle for investors seeking to invest in the renewable power sector. The LP Units have been conditionally approved for listing on the TSX under the symbol "BEP.UN" and BREP intends to apply to have the LP Units listed for trading on the NYSE, which is expected to enhance its trading liquidity, deepen its investor base, broaden its access to capital and improve its ability to fund growth globally.

Recommendation of the Independent Committee

        The Arrangement is a "business combination" within the meaning of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions ("MI 61-101"). As such, the Arrangement is subject to approval by a majority of votes cast by Unitholders, other than BRPI or a "related party" (as defined under and in accordance with MI 61-101) of BRPI (the "Minority Unitholders") and must be the subject of an independent valuation. The Independent Committee has unanimously determined that the Arrangement is in the best interests of the Fund, BRP Equity, the Minority Unitholders and the Preferred Shareholders and recommended, among other things, that the Fund enter into the Combination Agreement and related agreements.

        In reaching its conclusion that the Arrangement is in the best interests of the Fund, BRP Equity, the Minority Unitholders and the Preferred Shareholders, the Independent Committee considered and relied upon a number of factors, including the following:

  •
  The strategic benefits of the Combination described under "Reasons for the Combination and Recommendation of the Board — Strategic Benefits".

  •
  The independent engineering report of Hatch Ltd. See "Reasons for the Combination and Recommendation of the Board — Independent Engineering Assessment".

  •
  The Independent Committee, together with its legal counsel, conducted an extensive review of the Combination and conducted arm's-length negotiations with BRPI of the material terms of the Combination Agreement and related agreements.

  •
  The fact that, following closing of the Arrangement, BREP intends to pay an annual distribution of $1.35 per LP Unit, compared to the current C$1.30 annual distribution of the Fund, providing an attractive distribution yield, with a long term distribution growth rate target in the range of 3% and 5% annually and a target distribution payout ratio of approximately 80% of distributable cash.

  •
  The exchange of Units for LP Units in the Plan of Arrangement will generally be non-taxable for U.S. residents and for Canadian residents who elect to defer any capital gain by making a joint election with BREP.

  •
  The Unitholder Resolution must receive the appropriate Unitholder approval in order to be adopted including approval by a majority of the votes cast by the Minority Unitholders.

  •
  If Preferred Shareholders do not approve the Preferred Shareholder Resolution, then, unless BRPI elects not to proceed with the Arrangement, the Preferred Shares will be redeemed in accordance with their terms.

  •
  The Arrangement must be sanctioned by the Court.

  •
  Registered Securityholders are entitled to dissent in respect of the applicable Arrangement Resolution and to be paid the fair value of their Securities pursuant to the terms of the Interim Order.

  •
  Completion of the Arrangement will eliminate many of the risks and uncertainties facing the Fund as a result of the SIFT Rules (as defined herein) and should facilitate future equity offerings to support growth.

  •
  S&P and DBRS have confirmed that, subject to their review of final documentation, the current ratings of the Preferred Shares will not be affected as a result of the Combination.

        The Fund's Independent Committee also considered and relied on the Formal Valuation and Fairness Opinion that, as at September 12, 2011 and subject to the assumptions, limitations and qualifications contained therein, the consideration to be received by the Unitholders pursuant to the Combination Agreement is fair, from a financial point of view, to Minority Unitholders. See "— Formal Valuation and Fairness Opinion" and "Appendix G — Formal Valuation and Fairness Opinion". The foregoing discussion of the information and factors considered by the Independent Committee is not intended to be exhaustive, but includes the material factors that were considered in its decision. In view of the variety of factors considered in connection with its evaluation of the Arrangement, the Independent Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. In addition, individual members of the Independent Committee may have given differing weights to different factors. Based upon the recommendation of the Independent Committee, the Board of Trustees of BRPT and the Board of Directors of BRP Equity unanimously approved the Arrangement (with Messrs. Harry Goldgut, Edward C. Kress and Richard Legault declaring their interest in the Arrangement as directors and/or officers of BRPI and its Affiliates and abstaining from voting) and recommend that Unitholders and Preferred Shareholders vote FOR the applicable Arrangement Resolutions authorizing and approving the Arrangement.

Formal Valuation and Fairness Opinion

        CIBC World Markets Inc. was formally engaged by the Fund to provide financial advice and assistance to the Fund and the Independent Committee and to provide an independent valuation in accordance with the requirements of MI 61-101 for use by the Fund's Independent Committee, as well as an opinion to the Fund's Independent Committee as to whether the consideration to be received by the Unitholders pursuant to the Combination Agreement is fair, from a financial point of view, to the Minority Unitholders (the "Formal Valuation and Fairness Opinion"). The Formal Valuation and Fairness Opinion determined that as at September 12, 2011, and subject to the assumptions, limitations and qualifications contained therein, the fair market value of the LP Units ranged from C$21.50 to C$27.50 per LP Unit (or C$5.701 billion to C$7.292 billion in aggregate) and the fair market value of the Units ranged from C$21.00 to C$26.00 per Unit (or C$2.284 billion to C$2.828 billion in aggregate). The Formal Valuation and Fairness Opinion also stated that, as of the date thereof and subject to the assumptions, limitations and qualifications contained therein, the consideration to be received by the Unitholders pursuant to the Combination Agreement is fair, from a financial point of view, to the Minority Unitholders. The Formal Valuation and Fairness Opinion were two factors, among others, that the Fund's Independent Committee considered in making its recommendation regarding the Arrangement. The Formal Valuation and Fairness Opinion was provided for the use and purpose of the Fund's Independent Committee only and should not be construed as a recommendation to invest in, hold or divest of

Units or LP Units, nor as a recommendation to vote in favour of the Arrangement. The Fund's Independent Committee urges Unitholders to read in its entirety the Formal Valuation and Fairness Opinion attached as "Appendix G" to this Information Circular.

Pre-Combination Structure

        The following diagram illustrates the simplified current organizational structure of BRPI's renewable power business, including the Fund.

(1)
BRPI also owns investments in Brookfield Infrastructure L.P. and other infrastructure assets, which are not part of its renewable power business.

(2)
Assuming the exchange by BRPI of the exchangeable shares of a subsidiary of the Fund.

Post-Combination Structure

        Following the Effective Date, the Unitholders will become limited partners of BREP ("LP Unitholders") and the Fund and BRPT will be wound up. The following diagram illustrates the simplified organizational structure of BREP immediately following the completion of the Arrangement, assuming that Preferred Shareholders approve the Arrangement, and Bondholders approve the assumption of the BRPI Bonds by Finco and the release of BRPI.

(1)
BRPI's general partner interest is held through the Managing General Partner, an Ontario corporation that is wholly-owned by BRPI.

(2)
BRPI's general partner interest is held through BRELP GP LP, a Bermuda limited partnership, the sole general partner of which is the BRELP General Partner, an Ontario corporation that is wholly-owned by BRPI, and the sole limited partner of which is BRPI.

(3)
BRPI's limited partnership interest in BRELP is redeemable for cash or exchangeable for LP Units in accordance with the Redemption-Exchange Mechanism, which could result in BRPI eventually owning approximately 73% of Brookfield Renewable on a fully exchanged basis, including its interest in the Managing General Partner and BRELP GP LP. See "Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism".

(4)
BRPI will provide an aggregate of $5 million of working capital to Bermuda Holdco through a subscription for shares. See "Structure of Brookfield Renewable — BRELP and the Holding Entities". In addition, BRPI will hold special shares the redemption price of which will be tied to the successful development of projects in Brazil. See "The Combination — Combination Agreement — Ancillary Agreements — Development Projects Agreement".

(5)
Subject to Bondholder approval, Finco will be substituted for BRPI as the issuer of the BRPI Bonds and BRPI will be released from the obligations relating to the BRPI Bonds, and BREP, BRELP, CanHoldco and Bermuda Holdco will provide guarantees of the BRPI Bonds. Absent such Bondholder approval, if the Arrangement is completed, Finco will contractually assume the obligations of BRPI (and BREP, BRELP, CanHoldco and Bermuda Holdco will each guarantee Finco's obligations to BRPI) under the BRPI Bonds and the trust indenture pursuant to which BRPI issued the BRPI Bonds, but BRPI will remain the issuer of the BRPI Bonds.

(6)
If the Arrangement is approved by holders of not less than two-thirds of votes cast by Preferred Shareholders, the Preferred Shares will remain outstanding on closing of the Arrangement and the existing guarantee by the Fund will be replaced by joint and several guarantees by each of BREP, BRELP, CanHoldco and Bermuda Holdco, which guarantees will be subordinate to the guarantees of the BRPI Bonds. If Preferred Shareholders do not approve the Arrangement, BRPI will have the right to terminate the Arrangement. If BRPI elects to proceed with the Arrangement, all of the Preferred Shares will be redeemed in accordance with their terms. See "The Combination — Effect of the Combination on Preferred Shareholders".

Principal Agreements

        BREP and its subsidiaries will enter into a number of agreements with Brookfield on or prior to the Effective Date, including the following agreements.

Combination Agreement

        The Combination is being effected pursuant to the Combination Agreement. The Combination Agreement contains covenants, representations and warranties of and from each of BRPI, the Fund, BRPT, and BREP and various conditions precedent, both mutual and in favour of each entity. See "The Combination — Combination Agreement" for additional details on the Combination Agreement.

Limited Partnership Agreements

        Each of the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP outline the key terms of the partnerships, including provisions relating to protections for limited partners, capital contributions, distributions and allocation of income and losses. The distribution mechanism in the Amended and Restated Limited Partnership Agreement of BRELP provides for an incentive distribution to Brookfield which applies after certain threshold increases in BRELP's distributions are achieved. There are no restrictions on the transferability of the limited partnership interests in BREP or BRELP contained in the agreements. For a detailed description of the Amended and Restated Limited Partnership Agreement of BREP, see "Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP", and for a detailed description of the Amended and Restated Limited Partnership Agreement of BRELP, see "Description of the Amended and Restated Limited Partnership Agreement of BRELP".

Relationship Agreement

        Brookfield Asset Management and certain of its subsidiaries will enter into an agreement with Brookfield Renewable pursuant to which Brookfield Asset Management will commit that Brookfield Renewable will serve as Brookfield's primary vehicle through which it will acquire renewable power assets on a global basis (the "Relationship Agreement"). Brookfield Asset Management is a global alternative asset manager with approximately $150 billion in assets under management. It has over a 100-year history of owning and operating assets with a focus on real estate, infrastructure, power and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a distinct competitive advantage in the markets where it operates. Brookfield Asset Management is co-listed on the NYSE and the TSX under the symbol BAM and on NYSE Euronext under the symbol BAMA. See "Our Manager" for further details on Brookfield Asset Management.

        An integral part of our strategy will be to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums or funds for acquisitions that fit our strategy. It is currently intended that future renewable power acquisitions identified by Brookfield may be funded with commitments pursuant to these funds and Brookfield Renewable would fund Brookfield's participation where renewable power investments are made by Brookfield's sponsored institutional funds. In addition, Brookfield has agreed that it will not sponsor transactions that are suitable for us in the renewable power sector unless we are given an opportunity to participate. For a detailed description of our Relationship Agreement, see "The Combination — Combination Agreement — Ancillary Agreements — Relationship Agreement".

Master Services Agreement

        Pursuant to the Master Services Agreement, the Manager will provide oversight of the business and will provide the services of senior officers to Brookfield Renewable. The individuals that the Manager will initially provide include many of the same executives that have successfully overseen and grown both the Fund and BRPI since the late 1990s. In addition, the Manager will provide services relating to acquisitions or dispositions, financings, business planning and strategy and oversight and supervision of various day to day management and administration activities. In exchange for providing these services, the Manager will be entitled to a Base Management Fee equal to $20 million (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013) plus 1.25% of the amount by which the Total Capitalization Value (which is generally determined with reference to the aggregate of the value of all outstanding LP Units and securities of the other Service Recipients that are not held by Brookfield Renewable, plus all outstanding third party debt with recourse to BREP, BRELP or a Holding Entity, less all cash held by such entities) of BREP exceeds an initial reference value determined at closing of the Combination. In the event that the measured Total Capitalization Value of BREP in a given period is less that the initial reference value, the Manager will receive a Base Management Fee of $20 million annually (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). The Base Management Fee will be calculated and paid on a quarterly basis. For a detailed description of our Master Services Agreement, see "Management and Our Master Services Agreement — Our Master Services Agreement".

Revenue Agreements

Contract Amendments

        Each of the Mississagi PPA, the BRPT PPA and GLPL PPA will be amended on the Effective Date to increase the price (from a price that is currently C$69/MWh) to an average of C$88/MWh on a portfolio basis (with the existing inflation-linked price escalation provisions in such agreements). In addition, the term of the Mississagi PPA will be extended to December 1, 2029 and Mississagi Power Trust will be granted the unilateral option to terminate the agreement, on 120 days written notice, at any time between January and July of 2017 and between January and July of 2024. After December 1, 2029, the price under the BRPT PPA and the GLPL PPA will revert back to the original C$69/MWh price (with the existing inflation linked price escalation provisions in such agreements). See "The Combination — Combination Agreement — Ancillary Agreements — Contract Amendments".

Energy Revenue Agreement

        The Energy Revenue Agreement (the "Energy Revenue Agreement") will be entered into on the Effective Date between BEM LP, a subsidiary of BRPI, and Brookfield Power US Holding America Co. ("BPUSHA"), a subsidiary of BRELP that indirectly owns all of the U.S. facilities of Brookfield Renewable that are not already owned by the Fund (the "BRPI US Facilities"). Prior to the BRPI US Facilities being transferred to BREP, BEM LP will enter into the Energy Revenue Agreement whereby BEM LP will support the price that BPUSHA receives for the energy generated by certain of the BRPI US Facilities at a price of $75/MWh escalated annually at 40% of the increase in the Consumer Price Index during the previous year, but capped at a 3% increase per annum. The Energy Revenue Agreement will have an initial term of 20 years from the Effective Date with automatic renewals for successive 20-year periods unless 180 days before the end of the applicable term (i) both parties agree in writing not to renew the agreement or (ii) BEM LP provides written notice that the agreement shall terminate with respect to one or more facilities five years after the end of the applicable term. All of BEM LP's payment obligations under the Energy Revenue Agreement will be guaranteed by BRPI. For a detailed description of our Energy Revenue Agreement, see "The Combination — Combination Agreement — Ancillary Agreements — Energy Revenue Agreement".

Power Services Agreements

Power Agency Agreements

        In conjunction with the Energy Revenue Agreement, BEM LP and each of the owners of the BRPI US Facilities subject to the Energy Revenue Agreement will enter into power agency agreements (the "Power Agency Agreements"). Under each Power Agency Agreement, BEM LP is appointed as the exclusive agent of the owner in respect of the sales of electricity, the procurement of transmission and other additional services. BEM LP also schedules, dispatches and arranges for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Power Agency Agreement, BEM LP will be entitled to be reimbursed for any third-party costs incurred, but receives no additional fee for its services in connection with the sale of power and for providing the other services. For a detailed description of our Power Agency Agreements, see "The Combination — Combination Agreement — Ancillary Agreements — Power Agency Agreements".

Energy Marketing Agreement

        BEM LP and CanHoldco will enter into an Energy Marketing Agreement on the Effective Date pursuant to which BEM LP will agree to provide energy marketing services to our North American business. Under this agreement, BEM LP will prepare an annual marketing plan for BREP's North American electricity portfolio which seeks to ensure compliance with the approved risk policy and maximize annual generation of our North American facilities, taking into account (among other things) the hydrologic or wind resource available to each facility, the obligation to operate the facilities in accordance with prudent industry practice and the covenants, obligations and restrictions contained in the various power agency and marketing agreements between BEM LP and CanHoldco.

        The Energy Marketing Agreement will provide for BEM LP to be paid $18 million per year (subject to an increase by a specified inflation factor beginning on January 1, 2013). Such fee will be reduced by any amounts that BEM LP (or one of its Affiliates) receives under existing power agency and marketing agreements with CanHoldco that BEM LP determines are comparable to such fee. For a detailed description of our Energy Marketing Agreement, see "The Combination — Combination Agreement — Ancillary Agreements — Energy Marketing Agreement".

Development Projects Agreement

        As part of the Combination, we will indirectly acquire a number of development projects in Brazil, Canada and the United States from BRPI. To further align interests and incentivize continued development success with respect to these specific projects, BRPI will receive no up front proceeds on closing for the transfer of these projects, but will be entitled to receive on commercial operation or sale of the projects, in each case if developed or sold in the 25 years following closing, up to 100% of the development costs that it contributed to each project and 50% of the fair market value of the projects in excess of a priority return on each party's invested capital. These financial arrangements with BRPI will not apply to any future projects. For a detailed description of our Development Projects Agreement, see "The Combination — Combination Agreement — Ancillary Agreements — Development Projects Agreement".

Other Power Agreements

        The Fund is a party to a number of commercial agreements with BRPI and its subsidiaries, including: PPAs for the sale of power generated from the Fund's various facilities to BRPI and its subsidiaries; agreements under which BRPI supports the Fund's revenue under PPAs with BRPI's subsidiaries and one industrial power purchaser; and a wind levelization agreement, under which BRPI agrees that for each year until 2018, in the event that the actual generation amount for the Fund's Prince wind facilities is lower than the specified levelization amount, BRPI will make a certain payment to BRPT as more fully set out in the Wind Levelization Agreement (see "Related Party Transactions — Wind Levelization Agreement" for further details on the Wind Levelization Agreement). On closing of the Combination, these agreements will remain in place between BRPI and Brookfield Renewable.

Selected Financial and Operating Information

        The following selected historical and pro forma financial and operating information should be read in conjunction with the audited and unaudited consolidated financial statements of the Fund and management's discussion and analysis of financial results with respect thereto incorporated by reference in this Information Circular, "Management's Discussion and Analysis of Financial Results" (found at Appendix H to this Information Circular), the audited and unaudited combined comparative financial statements of "Brookfield's renewable power division" (found at Appendix H to this Information Circular) and the unaudited pro forma condensed combined financial statements of BREP (found at Appendix I to this Information Circular). The selected historical and pro forma financial and operating information set out below has been prepared for illustrative purposes only and may not be indicative of our future performance.

(in millions of U.S. dollars, or as otherwise indicated)

	Fund (historical)				BREP (pro forma after giving effect to the Combination)
	Six months ended June 30, 2011		Year ended December 31, 2010		Six months ended June 30, 2011	Year ended December 31, 2010
Operational Information:
Capacity (MW)		1,703		1,703	4,354	4,354
Long-term average (GWh)		3,355		6,519	8,703	16,785
Selected Financial Information:
Revenues	C$	175	C$	343	$703	$1,165
EBITDA(1)		138		247	527	841	(2)
Cash flow from operations(1)		92		131	290	384	(2)

	Fund (historical)		BREP (pro forma after giving effect to the Combination)
	As at June 30, 2011		As at June 30, 2011
Balance sheet data:
Property, plant and equipment	C$	5,332	$12,792
Long-term debt		1,216	5,159
Non-controlling interests		250	472
Unitholder/partnership equity		2,389	6,043

(1)
EBITDA means 100% of revenues less direct costs (including energy marketing costs) before interest, taxes, depreciation, amortization and asset management fees. Cash flow from operations (or operating cash flow) means 100% of revenues less direct costs (including energy marketing costs), interest expense, cash taxes and asset management fees, which is then adjusted for non-controlling interests. EBITDA and cash flow from operations are not generally accepted accounting measures under IFRS and may differ from definitions of EBITDA and cash flow from operations used by other companies. For discussion on the use of Non-IFRS accounting measures see "Management Information Circular — Cautionary Statement Regarding the Use of Non-IFRS Accounting Measures", and for a reconciliation of each of operating cash flow and EBITDA to net income, see "Appendix H — Management's Discussion and Analysis of Financial Results — Net Income".

(2)
Following the Combination, we expect our business to generate approximately $1.1 billion of annual EBITDA and approximately $550 million of annual cash flow from operations based on long-term average hydrology and assuming completion of projects currently under construction that are scheduled to be commissioned by the end of 2012, determined on a combined pro forma basis and subject to certain adjustments. See "Business of Brookfield Renewable — Revenue and Cash Flow Profile".

Approvals

Unitholder and Preferred Shareholder Approval

        Pursuant to the Interim Order, the number of votes required to pass the Unitholder Resolution shall be not less than 66 2/3% of the votes cast by Unitholders voting together as a single class, represented either in person or by proxy, at the Unitholder Meeting. In addition, under applicable securities laws, as a result of BRPI's ownership of Units, the Arrangement must be approved at the Unitholder Meeting by a majority of the votes cast by Minority Unitholders. The Arrangement also requires approval by Minority Unitholders under the rules of the TSX because the Arrangement will result in the issuance of securities to BRPI, an insider of the Fund, of greater than 10% of the current number of issued and outstanding Units (on a fully-exchanged basis). BRPI currently owns securities representing approximately 34% of the number of outstanding Units (on a fully-exchanged basis), which, like the Units held by the public, will be exchanged for LP Units as part of the Arrangement. On completion of the Arrangement, BRPI will be issued approximately 193.6 million securities (consisting of LP Units, Redeemable Partnership Units and general partner interests in BREP and BRELP), representing an approximate 73% interest in Brookfield Renewable. Excluding the approximately 37.2 million securities to be issued to BRPI in consideration for its current 34% interest in the Fund, BRPI will be issued approximately 156.4 million securities which equals approximately 144% of the number of outstanding Units (on a fully exchanged basis). To the knowledge of the Administrator, after reasonable inquiry, an aggregate of 33,128,338 Units held by BRPI and approximately 232,115 Units held by related parties of BRPI will be excluded in determining whether the Unitholder Resolution has been approved by the Minority Unitholders. It is a condition to the completion of the Combination that the Fund obtain Unitholder approval. If Unitholder approval is obtained and all other conditions to the completion of the Arrangement are ratified or waived, the closing of the Arrangement is expected to occur in the fourth quarter of 2011.

        In addition, BRP Equity is seeking the approval of Preferred Shareholders voting together as a single class in person or by proxy at the Preferred Shareholder Meeting. If the Preferred Shareholder Resolution is approved by holders of not less than 66 2/3% of votes cast by Preferred Shareholders, the Preferred Shares will remain outstanding on closing of the Arrangement and the existing guarantee by the Fund will be replaced by joint and several guarantees by each of BREP, BRELP, CanHoldco and Bermuda Holdco. If Preferred Shareholders do not approve the Preferred Shareholder Resolution, BRPI will have the right to either terminate or proceed with the Arrangement. If BRPI then elects to proceed with the Arrangement, all of the Preferred Shares will be redeemed in accordance with their terms on closing of the Arrangement. Standard & Poor's Ratings Services ("S&P") and DBRS Limited ("DBRS") have each confirmed that, subject to their review of final documentation, the ratings of the Preferred Shares will not be affected as a result of the proposed Combination. See "The Combination — Effect of the Combination on Preferred Shareholders" and "General Proxy Matters — Procedure and Votes Required".

        If you do not specify how you want your Securities voted, the persons named as proxyholders will cast the votes represented by proxy at the applicable Meeting FOR the approval of the applicable Arrangement Resolution.

Bondholder Approval

        On completion of the Arrangement, Brookfield Renewable will assume all obligations related to the BRPI Bonds and, subject to bondholder approval, BRPI will be released from its obligations. BRPI is seeking approval of holders of the BRPI Bonds to such assumption and release. In the absence of such approval, BRPI will have the right to terminate the Arrangement. If BRPI then elects to proceed with the Arrangement, the BRPI Bonds will remain obligations of BRPI and Brookfield Renewable will contractually assume these obligations. S&P and DBRS have confirmed that, subject to their review of final documentation, the ratings of the BRPI Bonds will not be affected as a result of the proposed Combination.

Court Approval

        Implementation of the Arrangement requires the approval of the Court. On October 5, 2011, the Court granted the Interim Order providing for the calling of the Meetings and prescribing the conduct of the Meetings and other matters. The Interim Order is attached as Appendix D to this Information Circular. An application for the Final Order approving the Combination is expected to be made on or about November 22, 2011 at 10:00 a.m. (Toronto time) in Toronto, Ontario. On the application for the Final Order, the Court will consider, among other things, the fairness of the Arrangement to Unitholders, Preferred Shareholders and Bondholders.

Stock Exchange Listing Approvals

        The TSX has conditionally approved the listing of the LP Units under the symbol "BEP.UN" subject to us fulfilling the requirements of the TSX, and the Preferred Shares will continue to be listed on the TSX under the new symbol "BEP.PR.A". Following completion of the Combination, we also intend to apply to have our LP Units listed for trading on the NYSE.

Other Approvals

        The obligations of the parties to the Combination Agreement to complete the Combination are subject to customary closing conditions, including the receipt of Minority Unitholder approval and the receipt of material third-party consents and regulatory approvals.

Timing of Completion of the Combination

        The Arrangement will become effective upon the filing with the Director under the OBCA of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Director, and the issuance of the Certificate by such Director.

        If the Meetings are held as scheduled and are not adjourned and the other necessary conditions are satisfied or waived, BRPI will, in consultation with the Independent Committee, apply for the Final Order approving the Arrangement at a hearing currently scheduled for November 22, 2011. The parties to the Combination Agreement will have the discretion to determine the Effective Date once the Final Order has been granted, and it is currently expected that the Effective Date will be in the fourth quarter of 2011. It is a condition precedent to the completion of the Arrangement that the Final Order is in form and substance satisfactory to the parties to the Combination Agreement and that all other conditions set forth in the Combination Agreement have been satisfied or waived. See "The Combination — Combination Agreement — Conditions precedent to the Combination". It is not possible, however, to state with certainty if or when the Effective Date will occur. The Effective Date could be delayed or not occur for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

Procedure for Exchange of Units

        As the Units trade in the "book entry" system and no certificates have been issued to Non-Registered Holders, no certificates for the LP Units will be issued to beneficial holders following the completion of the Arrangement. On or about the Effective Date, we will deliver to CDS a global certificate evidencing the aggregate number of LP Units issued to former Unitholders in connection with the Arrangement. Beneficial holders of Units do not need to take any action involving their Units.

        Ineligible Unitholders who would otherwise receive LP Units in exchange for their Units may, at our sole discretion, have such LP Units issued on their behalf to a selling agent, which shall, as agent for such Ineligible Unitholders (and without liability except for gross negligence or willful misconduct), sell such LP Units on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Unitholders. We will have no liability for any such proceeds received or the remittance thereof to such Unitholders. See "The Combination — Procedure for Exchange of Units".

Information for Preferred Shareholders

        If the Preferred Shareholders approve the Arrangement, they will continue to hold the Preferred Shares and no action is required to be taken. The Preferred Shares will continue to be listed on the TSX under the new symbol "BEP.PR.A". S&P and DBRS have each confirmed that, subject to their review of final documentation, the ratings of the Preferred Shares will not be affected as a result of the Combination. See "Capitalization — Credit Ratings". If Preferred Shareholders do not approve the Arrangement, BRPI will have the right to either terminate or proceed with the Arrangement. If BRPI then elects to proceed with the Arrangement, on the dissolution of the Fund, all of the Preferred Shares will be redeemed (without notice to the Preferred Shareholders) in accordance with their terms by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity). See "The Combination — Effect of the Combination on Preferred Shareholders".

Right to Dissent

        Pursuant to the Interim Order and the Plan of Arrangement, registered Securityholders have the right to dissent with respect to the Arrangement Resolutions, as though, in the case of Unitholders, their Units were shares of a corporation governed by the CBCA and by providing a written objection to the Unitholder Resolution to the Fund, and in the case of Preferred Shareholders, by providing a written objection to the Preferred Shareholder Resolution to BRP Equity, in each case, at 480 Boulevard de la Cité, Gatineau, Québec, J8T 8R3, Attention: Corporate Secretary by 4:00 p.m. on the business day immediately preceding the date of the Unitholder Meeting or Preferred Shareholder Meeting, as applicable, provided such Securityholder also complies with Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. It is important that Securityholders strictly comply with this requirement and understand that it is different from the statutory dissent provisions of the CBCA that would permit a written objection to be provided at or prior to the applicable Meeting. Provided the Arrangement becomes effective, each Dissenting Securityholder will be entitled to be paid the fair value of the Securities in respect of which the holder dissents in accordance with Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. See Appendix D and Appendix F for a copy of the Interim Order and the provisions of Section 190 of the CBCA, respectively.

        It is recommended that any Securityholder wishing to avail himself or herself of his or her Dissent Rights seek legal advice as the statutory provisions covering the right to dissent are technical and complex. Failure to strictly comply with the requirements set forth in Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss or unavailability of any Dissent Rights. Only registered Securityholders may dissent. Persons who are beneficial Securityholders and whose securities are registered in the name of a broker, custodian, nominee or intermediary who wish to dissent should be aware that they may only do so through the registered holder of such Securities. All Securities are registered in the name of CDS & Co. and are held through the beneficial holders' brokers, custodians, nominees or intermediaries. Accordingly, a beneficial Securityholder who wishes to exercise his or her rights of dissent must make arrangements for the Securities beneficially owned by that Securityholder to be registered in the name of the Securityholder prior to the time the written objection to the Unitholder Resolution or Preferred Shareholder Resolution, as applicable, is required to be received by the Fund, or BRP Equity, as the case may be, or, alternatively, make arrangements for the registered holder of such Securities to dissent on behalf of the Securityholder. In such case, the written objection should set forth the number of Securities covered by such written objection. Pursuant to the Interim Order, a Securityholder may not exercise Dissent Rights in respect of only a portion of such holder's Securities. See "The Combination — Right to Dissent".

Certain Canadian Federal Income Tax Considerations

        Unitholders who are resident in Canada and who make a joint election with BREP to defer any capital gain that would otherwise be realized will not realize a capital gain (or capital loss) on the exchange of Units for LP Units pursuant to the Arrangement.

        Generally, subject to the application of the rules (the "SIFT Rules") applicable to a "SIFT trust" or "SIFT partnership" (each as defined in the Tax Act) under the Income Tax Act (Canada) (the "Tax Act") to BREP for its first taxation year, BREP and BRELP will incur no Canadian federal income tax liability, other than Canadian federal withholding taxes. An LP Unitholder must report in its Canadian federal income tax return, and will be subject to tax in respect of its share of each item of BREP's income, gain, loss, deduction and credit for each fiscal period of BREP ending in, or coincidentally with, its taxation year, even if the LP Unitholder receives no distributions from BREP in such taxation year. Unitholders who are resident in Canada should refer to the section in this Information Circular entitled "Certain Canadian Federal Income Tax Considerations —

Securityholders Resident in Canada" for further detail on the Canadian federal income tax consequences of the exchange of Units for LP Units pursuant to the Arrangement and of holding or disposing of LP Units.

        Unitholders who are not resident in Canada should refer to the section in this Information Circular entitled "Certain Canadian Federal Income Tax Considerations — Securityholders Not Resident in Canada" for details on the Canadian federal income tax consequences of the exchange of Units for LP Units pursuant to the Arrangement and of holding or disposing of LP Units.

        If the Preferred Shareholders approve the Arrangement, there will be no tax consequences of the Arrangement to a Preferred Shareholder who does not exercise dissent rights. If the Preferred Shareholders do not approve the Arrangement and BRPI elects to proceed with the Arrangement, all of the Preferred Shares will be redeemed in accordance with their terms. Preferred Shareholders should refer to the section in this Information Circular entitled "Certain Canadian Federal Income Tax Considerations" for details on the Canadian federal income tax consequences of a redemption of the Preferred Shares if they do not approve the Arrangement.

        Securityholders who exercise dissent rights should refer to the section in this Information Circular entitled "Certain Canadian Federal Income Tax Considerations" for the Canadian federal income tax consequences of exercising dissent rights.

        Each Unitholder should read carefully the section in this Information Circular entitled "Certain Canadian Federal Income Tax Considerations", which qualifies in its entirety the foregoing summary, and should consult an independent tax adviser regarding the relevant tax considerations in light of such Unitholder's particular circumstances.

Certain United States Federal Income Tax Considerations

        Unitholders will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of LP Units in exchange for Units pursuant to the Combination. Certain U.S. federal income tax consequences of acquiring, holding, or disposing of LP Units are described in the section in this Information Circular entitled "Certain United States Federal Income Tax Considerations".

        Each of BREP and BRELP has made a protective election to be classified as a partnership for U.S. federal tax purposes. In addition, the Managing General Partner and the BRELP General Partner intend to manage the affairs of BREP and BRELP, respectively, so that BREP and BRELP will continue to be treated as partnerships after the Combination for U.S. federal tax purposes. As a partnership, BREP should incur no U.S. federal income tax liability. Instead, each LP Unitholder who is subject to U.S. federal income tax will be required to take into account its allocable share of items of income, gain, loss, deduction, or credit of BREP in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. LP Unitholders who are not subject to U.S. federal income tax should refer to the section in this Information Circular entitled "Certain United States Federal Income Tax Considerations".

        Each Unitholder should read carefully the section in this Information Circular entitled "Certain United States Federal Income Tax Considerations", which qualifies in its entirety the foregoing summary, and should consult an independent tax adviser regarding the relevant tax considerations in light of such Unitholder's particular circumstances.

Other Tax Considerations

        This Information Circular does not address any tax considerations of the Combination other than certain Canadian and U.S. federal income tax considerations. Securityholders who are resident in jurisdictions other than Canada or the U.S. should consult their own tax advisors with respect to the tax implications of the Combination, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning LP Units or Preferred Shares after the Combination. Securityholders should also consult their own tax advisors regarding Canadian federal, provincial or territorial tax, and foreign tax considerations of the Combination or of holding LP Units or Preferred Shares.

Risk Factors Relating to BREP and the Ownership of LP Units

        For a description of the risk factors in respect of Brookfield Renewable's business and the industry in which Brookfield Renewable will operate, as well as other risks associated with the Combination, see "Risk Factors".

 REASONS FOR THE COMBINATION AND RECOMMENDATION OF THE BOARD

Strategic Benefits

        The Combination provides a number of compelling and strategic benefits to the Fund, Unitholders and Preferred Shareholders, including, among others, the following:

One of the largest, listed pure-play renewable platforms

        On completion of the Combination, BREP will own one of the world's largest, publicly-traded, pure-play renewable power portfolios with approximately 4,400 MW of installed capacity and long term average generation of approximately 17,000 GWh annually. The portfolio will include 168 hydroelectric generating stations on 67 river systems and two wind farms. BREP will also have three wind farms and four hydro facilities under construction (that are scheduled to be commissioned within the next 24 months), that will grow the aggregate capacity of the portfolio to approximately 4,800 MW and average annual generation to more than 18,000 GWh. The portfolio will be diversified across ten power markets in Canada, the United States and Brazil, providing significant geographic and operational diversification.

Accretive transaction

        The Combination is an accretive transaction for the Unitholders that is expected to increase their annual distributable cash per Unit by an average of 10% above what would have otherwise been available for distribution during the next five years. With a target payout ratio of approximately 80% of distributable cash, BREP is expected to have approximately $100 million of available cash per year to further invest in accretive projects or acquisitions. Distributable cash is expected to improve further in the long term with the reinvestment of surplus cash flows.

Attractive distribution profile

        BREP intends to continue the Fund's highly stable, cash flow profile sourced from predominantly long-life hydroelectric assets while supporting an attractive dividend yield and growth target. BREP intends to initially pay an annual distribution of $1.35 per LP Unit effective with the fourth quarter distribution payable in January 2012. BREP will target a distribution payout ratio of approximately 80% of distributable cash and pursue a long-term distribution growth rate target in the range of 3% to 5% annually.

Stable, high quality cash flows with attractive long-term value for LP Unitholders

        BREP expects to have highly stable, predictable cash flow sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind power assets the vast majority of which sell electricity under long-term, fixed price contracts with creditworthy counterparties. Virtually all of BREP's generation output will be sold pursuant to PPAs to public power authorities, load-serving utilities, industrial users or to BRPI and its subsidiaries. The PPAs for BREP's assets will have a weighted average remaining duration of 24 years, providing long-term cash flow stability. The North American hydroelectric assets have substantial water storage, providing protection against periods of low precipitation. In Brazil, the portfolio benefits from a regulatory regime which levelizes hydrology across all participants and substantially eliminates exposure to fluctuations in generation.

Focus on attractive hydroelectric asset class

        BREP will benefit from an asset class representing one of the longest life, lowest cost and most environmentally preferred forms of power generation. BREP's predominantly hydroelectric portfolio will be unique compared to other listed renewable power platforms and its scale and quality are expected to provide significant scarcity value to investors.

Well positioned for global growth mandate

        BREP will be Brookfield's primary vehicle through which it will acquire renewable power assets on a global basis. Its established operating and project development platforms, strategic relationship with Brookfield and enhanced capitalization are expected to competitively position BREP to grow its renewable power business.

Upon its formation, BREP will have strong organic growth potential, having been transferred BRPI's approximately 2,000 MW development pipeline for no upfront payment. BRPI will be entitled to receive payments only upon commercial operation or sale of these development projects. See "The Combination — Combination Agreement — Ancillary Agreements — Development Projects Agreement".

Enhanced financial profile

        BREP is expected to possess significant scale and strong cash flows providing enhanced support and coverage for distributions to holders of the BRPI Bonds, Preferred Shares and LP Units. Upon completion of the Combination, BREP will have approximately $13 billion of power generating assets and a conservative leverage profile with consolidated debt-to-total capitalization of approximately 40%. Approximately 80% of BREP's obligations will be non-recourse to BREP and its corporate debt will have a weighted average term of 10 years. BREP will have the ability to make tax-deferred distributions in the form of return of capital to Canadian and U.S. LP Unitholders. The combination of BRPI and the Fund into BREP is expected to improve the tax profile of the Fund well beyond 2014, which is when the Fund's currently available tax shelter would otherwise be expected to be fully utilized.

Enhanced liquidity and access to capital

        BREP's enhanced scale, significant increase in capitalization and expected continued sound investment-grade ratings from two major rating agencies are expected to enhance its ability to secure and fund new transactions globally. As such, BREP is expected to be uniquely positioned to become a premium vehicle for investors seeking to invest in the renewable power sector. The LP Units have been conditionally approved for listing on the TSX under the symbol "BEP.UN" and BREP intends to apply to have the LP Units listed for trading on the NYSE, which is expected to enhance its trading liquidity, deepen its investor base, broaden its access to capital and improve its ability to fund growth globally.

Approval and Recommendation of the Board

        On March 29 2011, the Board of Trustees formed the independent committee of the Board of Trustees (the "Fund's Independent Committee") to review the Combination on behalf of BRPT, the Fund and the Minority Unitholders. The members of the Fund's Independent Committee are André Bureau (Chairman), Dian Cohen, Pierre Dupuis, Kenneth W. Harrigan and Saul Shulman, each of whom is independent of Brookfield.

        The Arrangement as proposed was and is a "business combination" within the meaning of MI 61-101 in relation to the Units which, if the Arrangement is completed, will be exchanged for LP Units. MI 61-101 provides that, unless exempted, an issuer proposing to take part in a business combination is required to prepare a formal valuation of the affected securities in the business combination and any non-cash consideration being offered to holders of such affected securities, and to provide holders of the class of affected securities with a summary of such valuation (see "— Formal Valuation and Fairness Opinion"). MI 61-101 also requires that, unless exempted, the issuer seek approval of the transaction by a majority of the votes cast by the Minority Unitholders.

        On April 11, 2011, Heenan Blaikie LLP was engaged by the Fund's Independent Committee as its legal counsel with respect to the Combination. At a meeting held on April 15, 2011, the Independent Committee reviewed with counsel a draft engagement letter from CIBC World Markets Inc. and authorized the engagement of CIBC World Markets Inc. to provide financial advice and assistance to the Fund and the Independent Committee and to prepare and deliver to the Fund's Independent Committee a formal valuation of the Units and LP Units in accordance with the requirements of MI 61-101 and a written opinion as to whether the consideration to be received by Unitholders pursuant to the Combination Agreement is fair, from a financial point of view, to the Minority Unitholders (the "Formal Valuation and Fairness Opinion"). An engagement letter with CIBC World Markets Inc. was subsequently entered into with effect as of April 15, 2011.

        On April 18, 2011, the Fund's Independent Committee decided to engage Hatch Ltd. to prepare an independent engineering report with respect to the BRPI Assets. Hatch Ltd. was also engaged to review and opine upon long-term average annual generation estimates for the BRPI Assets. This report was also considered by CIBC World Markets Inc. for purposes of its Formal Valuation and Fairness Opinion.

        On April 18, 2011, the Fund's Independent Committee, together with representatives of Heenan Blaikie LLP, CIBC World Markets Inc. and Hatch Ltd. met with members of senior management of BRPI and BRPI's counsel for the Combination, Torys LLP, to discuss the Combination. At this meeting, there was a presentation made by and discussions with management of BRPI. The Fund's Independent Committee met with its advisors immediately after the April 18th meeting with senior management of BRPI. Shortly thereafter, Heenan Blaikie LLP began its due diligence review with respect to the Combination.

        In addition, in May, 2011, Latham & Watkins LLP was retained as United States counsel and Machado Mayer Sendacz Opice Advocados was retained as Brazilian counsel to the Fund's Independent Committee to provide advice and assist with the due diligence on the Combination.

        In addition, the Fund's Independent Committee also retained an independent consultant to prepare a Brazilian power market study for its use and CIBC World Markets Inc.'s use in its valuation. The market study included (i) a description of the Brazilian power market, including institutions, regulations and supply-demand fundamentals and (ii) a price outlook for the Brazilian power market.

        On May 12, 2011, the Board of Directors of BRP Equity resolved to constitute an independent committee (the "BRP Equity Independent Committee", together with the "Fund's Independent Committee", the "Independent Committee") of BRP Equity's Board of Directors, to oversee the Combination and to consider whether to recommend the Arrangement to the Preferred Shareholders. The members of the BRP Equity Independent Committee are the same members as the Fund's Independent Committee. Under the Engagement Letter, CIBC World Markets Inc. agreed to provide services to the BRP Equity Independent Committee, which services included advice and assistance in evaluating the Arrangement and other services customarily rendered by a financial advisor in the circumstances but which advice did not include a formal valuation or fairness opinion.

        On May 13, 2011, the Independent Committee held a meeting at which they were updated on the due diligence review relating to the transaction by legal counsel in Canada, the United States and Brazil, CIBC World Markets Inc. and Hatch Ltd. On May 27, 2011, the Independent Committee held another meeting at which its advisors provided updates on their due diligence review and CIBC World Markets Inc. provided a status report on its valuation process. In addition, legal counsel provided its preliminary report relating to initial drafts of the primary transaction documents received from BRPI.

        The Independent Committee held further meetings on June 14, July 7, July 12, July 20, July 29, August 4, August 12 and August 18, 2011. At each of these meetings, representatives of Heenan Blaikie LLP and CIBC World Markets Inc. were present and representatives of Hatch Ltd. participated in several of the meetings. During these meetings, the Independent Committee discussed, among other matters, its negotiations with BRPI on the transaction documents, the due diligence review of the Combination and the legal and business aspects of the Combination. In addition, during these meetings, the Independent Committee determined that Saul Shulman would participate, on behalf of the Independent Committee, in negotiations with BRPI management on legal and business issues relating to the Combination and would report back and seek instructions from the Independent Committee in respect thereof; and CIBC World Markets Inc. reported on the progress on its valuation work and its meetings, on behalf of the Independent Committee, with BRPI to acquire additional information in respect thereof.

        At a meeting of the Independent Committee held on September 1, 2011, CIBC World Markets Inc. presented to the Fund's Independent Committee the preliminary results of its Formal Valuation and Fairness Opinion. At the September 1st meeting, Heenan Blaikie LLP and Mr. Shulman reported on an August 31st meeting among BRPI senior management, BRPI counsel, Torys LLP, Mr. Shulman, Heenan Blaikie LLP and CIBC World Markets Inc. at which the outstanding substantial legal issues relating to the Combination were discussed. After lengthy negotiations and discussions between BRPI and the Independent Committee and its advisors, the Independent Committee determined that the Arrangement was in the best interest of the Fund, the Minority Unitholders, BRP Equity and the Preferred Shareholders. At the conclusion of the September 1st Independent Committee meeting, the Independent Committee determined that the

Chairman should advise BRPI's Chief Executive Officer that BRPI's proposal was in principle acceptable to the Independent Committee, subject to receiving the Formal Valuation and Fairness Opinion, advice from CIBC World Markets Inc. to the BRP Equity Independent Committee and the completion of final legal documentation.

        At the meeting of the Independent Committee held on September 8, 2011, Hatch Ltd. presented its final independent engineering report in detail and CIBC World Markets Inc. reported to the Fund's Independent Committee that its valuation work was nearly complete, subject to certain confirmatory matters, and that it anticipated being in a position to deliver its Formal Valuation and Fairness Opinion orally to the Fund's Independent Committee on September 12, 2011.

        At the meeting of the Independent Committee held on September 12, 2011, CIBC World Markets Inc. presented its Formal Valuation and Fairness Opinion to the Fund's Independent Committee orally, which Formal Valuation and Fairness Opinion was subsequently confirmed in writing. At the September 12th meeting, CIBC World Markets Inc. also provided its advice and financial assistance to the BRP Equity Independent Committee. At the meeting held on September 12, 2011, the Independent Committee unanimously adopted resolutions determining that the Arrangement is in the best interests of the Fund, the Minority Unitholders, BRP Equity and the Preferred Shareholders and recommended, among other things, that the Fund and BRP Equity enter into the Combination Agreement and related agreements.

        In reaching its conclusion that the Arrangement is in the best interests of the Fund, the Minority Unitholders, BRP Equity and the Preferred Shareholders, the Independent Committee considered and relied upon a number of factors, including the following:

  •
  The strategic benefits of the Combination described under "— Strategic Benefits".

  •
  The independent engineering report of Hatch Ltd. See "— Independent Engineering Assessment".

  •
  The Independent Committee, together with its legal counsel, conducted an extensive review of the Combination and conducted arm's-length negotiations with BRPI of the material terms of the Combination Agreement and related agreements.

  •
  The fact that, following closing of the Arrangement, BREP intends to pay an annual distribution of $1.35 per LP Unit, compared to the current C$1.30 annual distribution of the Fund, providing an attractive distribution yield with a long term distribution growth rate target in the range of 3% and 5% annually and a target distribution payout ratio of approximately 80% of distributable cash.

  •
  The exchange of Units for LP Units in the Plan of Arrangement will generally be non-taxable for U.S. residents and for Canadian residents who elect to defer any capital gain by making a joint election with BREP.

  •
  The Unitholder Resolution must receive the appropriate Unitholder approval in order to be adopted including approval by a majority of the votes cast by the Minority Unitholders.

  •
  If Preferred Shareholders do not approve the Preferred Shareholder Resolution, then, unless BRPI elects not to proceed with the Arrangement, the Preferred Shares will be redeemed in accordance with their terms.

  •
  The Arrangement must be sanctioned by the Court.

  •
  Registered Securityholders are entitled to dissent in respect of the applicable Arrangement Resolution and to be paid the fair value of their Securities pursuant to the terms of the Interim Order.

  •
  Completion of the Arrangement will eliminate many of the risks and uncertainties facing the Fund as a result of the SIFT Rules and should facilitate future equity offerings to support growth.

  •
  S&P and DBRS have confirmed that, subject to their review of final documentation, the current ratings of the Preferred Shares will not be affected as a result of the Combination.

        The Fund's Independent Committee also considered and relied on the Formal Valuation and Fairness Opinion that, as at September 12, 2011 and subject to the assumptions, limitations and qualifications contained therein, the consideration to be received by the Unitholders pursuant to the Combination Agreement is fair, from a financial point of view, to Minority Unitholders. See "— Formal Valuation and Fairness Opinion" and "Appendix G — Formal Valuation and Fairness Opinion". The foregoing discussion of the information and factors considered by the Independent Committee is not intended to be exhaustive, but includes the material factors that were considered in its decision. In view of the variety of factors considered in connection with its evaluation of the Arrangement, the Independent Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. In addition, individual members of the Independent Committee may have given differing weights to different factors. Based upon a recommendation of the Independent Committee, the Board of Trustees and the Board of Directors unanimously approved the Arrangement (with Messrs. Harry Goldgut, Edward C. Kress and Richard Legault declaring their interest in the Arrangement as directors and/or officers of BRPI and its Affiliates and abstaining from voting) and recommend that Unitholders and Preferred Shareholders vote FOR the applicable Arrangement Resolution authorizing and approving the Arrangement.

Formal Valuation and Fairness Opinion

        Pursuant to an engagement letter (the "Engagement Letter") effective as of April 15, 2011, CIBC World Markets Inc. was formally engaged by the Fund to provide financial advice and assistance to the Fund and the Independent Committee in connection with the Combination, including the preparation and delivery to the Fund's Independent Committee of the Formal Valuation and Fairness Opinion in accordance with the requirements of MI 61-101.

        Pursuant to the terms of the Engagement Letter, CIBC World Markets Inc. will be paid a $2,000,000 fee for the delivery of the Formal Valuation and Fairness Opinion. In addition, CIBC World Markets Inc. will be reimbursed for its reasonable out-of-pocket expenses and has been indemnified by BRPT under certain circumstances arising in connection with the Formal Valuation and Fairness Opinion.

        CIBC World Markets Inc. is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Having advised on a significant number of North American and international public transactions in various industries, including the power generation industry, CIBC World Markets Inc. is highly experienced and qualified in the preparation of valuations and fairness opinions.

        During the 24 months prior to April 15, 2011, CIBC has acted as co-lead underwriter in respect of various public offerings of securities by each of Brookfield Asset Management (for gross proceeds in the aggregate amount of approximately $2 billion), BRPI (for gross proceeds in the aggregate amount of $800 million), the Fund (for gross proceeds in the aggregate amount of approximately $355 million) and BRP Equity (for gross proceeds in the aggregate amount of $250 million).

        CIBC World Markets Inc. confirmed to the Independent Committee that the aggregate fees, compensation and benefits received by CIBC World Markets Inc. for acting as co-lead underwriter in respect of such distributions of securities were not, in the opinion of CIBC World Markets Inc., material to CIBC World Markets Inc., in that such fees represented less than one percent (1%) of the revenues received by CIBC World Markets Inc. during such 24-month period. Based in part upon CIBC World Markets Inc.'s confirmation that such fees were not material to CIBC World Markets Inc., the Independent Committee determined that CIBC World Markets Inc. was independent within the meaning of MI 61-101.

        CIBC World Markets Inc. delivered its Formal Valuation and Fairness Opinion orally to the Fund's Independent Committee on September 12, 2011, which Formal Valuation and Fairness Opinion was subsequently confirmed in writing, to the effect that, as of that date and subject to the scope of review, assumptions, limitations and qualifications contained in the Formal Valuation and Fairness Opinion: (a) the fair market value of the Units was in the range of C$21.00 to C$26.00 per Unit (or C$2.284 billion to C$2.828 billion in aggregate); (b) the fair market value of the LP Units was in the range of C$21.50 and C$27.50 per LP Unit (or C$5.701 billion to C$7.292 billion in aggregate); and (c) the consideration to be received by Unitholders pursuant to the Combination Agreement is fair, from a financial point of view, to the Minority Unitholders.

        CIBC World Markets Inc. considered whether any distinctive material benefits would accrue to BRPI (and its Affiliates) as a result of the Arrangement. Following the Arrangement, Brookfield will receive a Base Management Fee, general partner distributions and incentive-based fees from BREP. These fees are higher than the fees that Brookfield has received in the past for acting as administrator of the Fund and manager of BRPT. The Base Management Fee, general partner distributions and an estimate of future incentive fees have been taken into account in estimating the value of the LP Units. Additionally, Brookfield may also receive compensation for each development project that achieves commercial operations or is sold. In arriving at the estimated value of the LP Units, no value was attributed to the development projects.

        The full text of the Formal Valuation and Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Formal Valuation and Fairness Opinion, is attached as Appendix G to this Information Circular. The summary of the Formal Valuation and Fairness Opinion in this Information Circular is qualified in its entirety by reference to the full text of the Formal Valuation and Fairness Opinion. The Formal Valuation and Fairness Opinion is not a recommendation as to whether or not Unitholders should vote in favour of the Arrangement Resolutions. The Formal Valuation and Fairness Opinion was one of a number of factors taken into consideration by the Fund's Independent Committee in making its unanimous determination that the Arrangement is in the best interests of the Fund and the Minority Unitholders.

        The Formal Valuation and Fairness Opinion was provided to and for the use of the Fund's Independent Committee solely for the purpose of its consideration of the Arrangement, and may not be used for any other purpose or be relied upon by any other person, including any Unitholder (existing or prospective) without the prior written consent of CIBC World Markets Inc. The Formal Valuation and Fairness Opinion should not be construed as a recommendation to invest in or divest of Units or LP Units.

        The Fund's Independent Committee urges Unitholders to read the Formal Valuation and Fairness Opinion in its entirety. See Appendix G to this Information Circular.

Prior Valuations

        The Fund is not aware of any "prior valuations", as such term is defined in MI 61-101, of BREP or the Fund within the 24-month period preceding the date of this Information Circular.

Independent Engineering Assessment

        The Independent Committee retained Hatch Ltd. on May 12, 2011 to undertake an independent engineer's assessment with respect to the BRPI Assets and to prepare a report with respect thereto (the "Hatch Report"). The consulting services agreement with Hatch Ltd. provides for the payment of fees to Hatch Ltd. to perform the services as outlined therein and for the preparation and delivery of the Hatch Report. In addition, Hatch Ltd. is entitled to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by BRPT under certain circumstances. Hatch Ltd. is an employee-owned, multidisciplinary professional services firm that delivers a comprehensive array of technical and strategic services, including consulting, information technology, engineering, process development, and project and construction management to the energy, mining, metallurgical and infrastructure sectors. Hatch Ltd. has served clients for over 87 years and has project experience in more than 130 countries around the world.

        Hatch Ltd.'s scope of services was to perform a technical due diligence assessment of (a) the general condition of the BRPI Assets; (b) the production and performance capabilities of the BRPI Assets, including the ability of the BRPI Assets to provide energy at forecasted levels for the period between 2011 and 2030; and (c) the adequacy of the capital, operating expenditures and major maintenance programs for the BRPI Assets associated with maintaining a reliable supply of energy over the twenty year period of the operating plan. The scope of services also included an assessment of environmental constraints and compliance, an assessment of dam safety issues associated with the hydroelectric BRPI Assets and a review of the appropriateness of the planned operating and capital expenditures associated with maintaining the BRPI Assets so that they are capable of generating a reliable supply of energy over the twenty year period of the operating plan.

        The methodology for the evaluations conducted by Hatch Ltd. included, without limitation, (a) a review of all technical documentation and analyses in respect of the BRPI Assets that were made available to Hatch Ltd.; (b) a review of all existing independent engineer, environmental, hydrology, dam safety and other technical reports related to the BRPI Assets; (c) interviews with key BRPI operating, environmental, hydro technical and other technical personnel; and (d) site inspections of certain of the material BRPI Assets. For purposes of the Hatch Report, 53 of the BRPI Assets were determined to be material based on the fact that they contributed 88% of total cash flow to the overall portfolio.

        As detailed in the Hatch Report, Hatch Ltd. concluded that:

  •
  The BRPI Assets have been operated and maintained generally in line with prudent industry practices.

  •
  The long-term average annual generation of the entire portfolio of BRPI Assets is 10,874 GWh, including allowances for losses, planned and unplanned outages, and accounting for issues relating to compliance with flow releases.

  •
  There are no technical, regulatory, legal or political issues that would interfere with the BRPI Assets selling the energy they produce, or portions thereof, to the applicable grid either on a short or long-term basis.

  •
  The BRPI Assets, including those currently under construction, have a combined maximum continuous useable installed capacity of 2,917 MW operating (or forecast to be operating) with an overall average capacity factor of approximately 40% (based on long-term average annual generation of 10,874 GWh).

  •
  The environmental health and safety plans in place for the BRPI Assets are adequate and in line with industry standards.

  •
  The dam safety plans and procedures that are currently in place are in accordance with industry standards and satisfy current North American and/or Brazilian requirements. The dam safety program that is in place meets or exceeds the recommendations of the U.S., Brazilian and Canadian Dam Safety Association guidelines and all other applicable federal, provincial and state requirements. Certain dam safety issues identified as part of Hatch Ltd.'s review are being addressed and Hatch Ltd. is of the opinion that the allowance provided for in the capital expenditure and operating expenditure plans are adequate to deal with these issues.

  •
  The system of environmental practices and procedures in place with respect to the BRPI Assets generally meets or exceeds current industry practice and is sufficient to manage the environmental risks associated with the BRPI Assets' historical and current operations. Certain environmental issues identified as part of Hatch Ltd.'s review are consistent with expectations and are being addressed as part of normal business practice.

  •
  Staffing levels and staff training are adequate and in line with industry practice.

  •
  The capital projects included in the capital expenditure plan appear to address the needs of the BRPI Assets such that they will be able to generate energy at their projected levels for the next 20 years or more.

  •
  Historical capital and operating expenditures have generally been in line with forecasted expenditures.

  •
  The operating procedures, practices and expenditures in respect of the BRPI Assets are consistent with respect to normal industry practice and the overall expenditures meet or exceed accepted hydroelectric, wind and gas turbine industry standards.

        With prudent management, consistent with normal, historical practice as well as compliance with the current capital expenditure plan, the BRPI Assets and their energy output should be sustainable for a period of time exceeding twenty years.

 THE RENEWABLE POWER GROWTH OPPORTUNITY

        The renewable power generation sector is increasingly becoming a meaningful portion of new electricity supply globally. Significant new renewable generation supply continues to be built, consisting primarily of new hydro and wind capacity. Global installed renewable power now stands at over 1,300 GW worldwide, and the industry is adding in the range of 100 GW or $200 billion of new renewable power supply each year. The following chart illustrates the global growth in various renewable power generation sectors from 1996 to 2010.

Renewable Electricity Generation:
Global Installed Capacity

Sources: BP Stastical Review of World Energy, 2011; U.S. Energy Information Administration — International Energy Statistics

Global Renewable Power Drivers

        Brookfield Renewable believes that strong continued growth in renewable power generation will be driven by the following:

        Widespread acceptance of climate change.    Over the last five years, it has become generally accepted that the combustion of fossil fuels contributes to global warming. In 2007, the Intergovernmental Panel on Climate Change ("IPCC") released a series of four reports to build awareness of climate change and observed that average temperatures in the world's northern hemisphere were likely the highest in at least the past 1,300 years, and atmospheric concentrations of CO2 currently exceed by far the natural range over the last 650,000 years. According to the IPCC, the ramifications of global warming for society are significant and universal concern about global warming has become a catalyst for governments to take environmental policy action, often through legislation of renewable power procurement targets or implementation of feed-in-tariffs.

        Conventional coal and nuclear generation face challenges.    The continued reliance on large-scale coal and nuclear facilities is causing concern with power system regulators and the general public. Coal plants are increasingly facing legislative pressures to undertake significant environmental compliance expenditures. This in turn is accelerating the retirement of coal plants, which need to be replaced by new capacity. Following the recent Fukushima nuclear disaster in Japan, public concern over new nuclear construction and continued life extension of existing facilities has increased. This has delayed or halted most new nuclear development activities in the United States and has even caused some countries, despite relying on meaningful nuclear power, to legislate the early retirement of existing nuclear capacity.

        The desire for energy independence and security.    Global reliance on a few significant oil and natural gas producing regions has increased energy security concerns worldwide. For example, Europe, the United States and Japan, which rely heavily on imported fuels, are faced with significant economic consequences due to the high prices of these fuels and the reliance on outside supplies. Renewable energy provides not only the benefit of environmental sustainability, but also reduces foreign energy dependence while promoting local economic development.

        Renewables are cost competitive and offer power price stability.    Over the last decade, technological developments have made renewable technologies, such as wind, biomass, solar and landfill gas more cost-competitive. For example, the cost of wind power has decreased from approximately $400/MWh in the 1980s to a level that is competitive with the all-in lifecycle costs of more conventional fuel-driven sources of generation. Furthermore, renewables offer long-term price certainty in that power purchasers can contract for renewable power on a long-term basis, at fixed prices, without exposure to rising fossil fuel costs in the future.

        Supported by government policies and incentives.    There are a number of strategies that governments are using to encourage development of renewable power resources which generally include renewable portfolio standards ("RPS") (requiring electricity distributors to obtain a minimum percentage of their power from renewable energy resources by specified target dates) and tax incentives or subsidies. Globally, at least 64 countries, including all 27 E.U. countries, have national targets for renewable energy supply and 29 U.S. states, the District of Columbia and Puerto Rico and nine Canadian provinces had RPS or policy goals that require load-serving utilities to offer long-term power purchase contracts for new renewable supply.

Brookfield Renewable's Markets

        Following the Combination, our operating platforms in Canada, the United States and Brazil make us particularly well positioned to continue our growth in these markets. In addition, due to our relationship with Brookfield, we will have access to Brookfield's infrastructure investment platforms in Europe and Australasia, giving us the capability to source transactions globally.

Canada

        In Canada, renewable energy policy is predominantly implemented at the provincial level. We are currently active in Ontario, Québec, Saskatchewan and British Columbia, and all of these jurisdictions have adopted policies to increase the contribution of renewables in the supply mix. In Canada, approximately 7,000 MW of new renewable power generation is expected to be developed and come on-line in the next five years, some of which we believe will present attractive acquisition opportunities.

        There is currently over 4,400 MW of renewable capacity contracted in Ontario as the province seeks to phase out or repower with alternative fuels 4,200 MW of its existing coal capacity by 2014. Furthermore, approximately half of Ontario's nuclear capacity is aging and approaching the end of its useful life in this decade. The Ontario government has also announced a $7 billion transmission expansion plan to facilitate the integration of more renewable resources. In Québec, while most generating capacity is provincially owned, since 2003, Hydro-Québec Distribution has contracted for over 3,200 MW of renewable capacity, consisting primarily of wind-power. In British Columbia, the 2010 Clean Energy Act outlines a vision for "clean energy leadership" in the province with goals of self-sufficiency in electricity generation by 2016, while securing over 90% of total generation requirements from clean or renewable generation sources, leading to the award of power purchase contracts for approximately 2,200 MW. Saskatchewan is experiencing high-load growth, that, combined with an aging fleet of gas and coal plants, means Saskatchewan anticipates a requirement of 2,100 MW of new capacity over the next decade, some of which will be met with renewables.

United States

        We believe that in the last few years, the United States has offered consistent, broad-based policy momentum to transition the country's electricity producers to cleaner generation and promote increased energy independence. The United States is now the world's second largest wind market and is expected to reach 47,000 MW of installed capacity by the end of this year. One of the most significant drivers of renewable power growth in the United States has been the adoption of RPSs in 29 states and the District of Columbia with renewable targets often set to as high as 33% of the total supply mix by 2020. In addition, growth has been driven by various government incentive programs supporting investment in new renewables.

        Concurrent with expanding policy supporting renewables, the environmental regulation of traditional thermal coal-fired generation has become significantly more stringent. In March 2011, the United States Environmental Protection Agency (the "EPA") issued maximum available control technology emissions standards for hazardous air pollutants (among others, mercury, metals and acid gases) from coal — and oil-fired electric generating units. Furthermore, the EPA is expected to issue further restrictions in the future which will increase environmental compliance capital expenditures for coal-fired facilities. Since over half of this coal-fired capacity is over 30 years old, and approximately 50% of total US coal capacity lacks emissions control technology, we believe these regulations will accelerate retirement decisions. This supply will need to be replaced by new capacity and we believe renewable and gas generation are complementary solutions to fill this gap.

        In the United States, we are currently active and strategically focused on the power markets in the northeast (New York, New England and the Mid-Atlantic), as well as on the west coast in California and its adjacent markets, and Minnesota and Louisiana. Together these markets cover over 70% of the U.S. population and have among the most ambitious RPS targets. We believe these markets represent the highest value and highest barrier-to-entry markets.

Brazil

        With the world's fifth largest population and seventh largest economy, Brazil offers a rapidly growing market with sound, investment-grade, macro-economic fundamentals. Electricity demand has grown by close to 5% annually over the last thirty years, a trend we expect will continue in line with rising incomes and per capita consumption (which today is still less than one-fifth of that in the United States).

        As a result, we expect Brazil will require approximately 7,000 MW of new supply annually to meet its growing demand. By 2016, approximately 35,000 MW of new supply will be needed, with only approximately 17,000 MW of capacity currently under construction in the country. Much of this planned supply growth relies on large-scale hydroelectric, transmission and thermal generation infrastructure construction, some of which is facing environmental, permitting and labour challenges. As a result, we believe supply constraints will continue to increase prices and give rise to opportunities to build or acquire new capacity.

        In addition to a growing small hydro power plant ("SHPP") segment in Brazil, other segments of the renewable power industry are growing, notably biomass cogeneration and wind power. Brazil has 7,000 MW of installed biomass capacity with another 2,000 MW currently under construction, which for the most part is integrated with existing sugar or ethanol mills. Brazil is the world's leading and most efficient producer of these commodities making this a growing segment of the renewable power industry and one which we expect to increasingly focus on.

        We believe there are two aspects of the market in Brazil that make our business particularly compelling. First, substantially all of our facilities participate in a government-regulated hydrological "balancing pool" or energy reallocation mechanism ("MRE") that significantly reduces the impact of hydrology variability on our cash flows. Through this pool, hydroelectric power generators are paid on the basis of "assured energy", or long-term average generation established through government-approved hydrological studies, rather than actual production. Participating generators effectively share hydrology risk as generators experiencing below average generation conditions purchase power from generators experiencing above average conditions at prices based on a marginal production cost formula, or when producing more than normal generation, sell that power on the same basis. Secondly, SHPP facilities operate in a special segment of the market that benefit from certain preferred economic and regulatory rights. Customers that purchase power from SHPPs benefit from a special discount for the use of the distribution system which, in turn, enables us to capture a portion of this discount through higher prices with end-use customers.

Other Markets

        While we do not currently operate renewable power assets outside of Canada, the United States and Brazil, Brookfield has investment platforms in South America, Europe and Australasia, regions which also offer significant renewable power growth potential.

        In South America, Colombia and Peru are investment-grade rated countries that have established competitive electricity markets and each country needs over 500 MW of new power supply annually to meet strong economic and natural resource driven demand growth. These countries benefit from significant undeveloped hydroelectric potential and power prices remain relatively low on a global scale but should increase over the long-term as new supply needs to be built to meet demand growth.

        Europe has long been at the forefront of renewable power policy and has over 125 GW of installed hydroelectric capacity and 86 GW of installed wind capacity. In certain countries, such as Germany, the UK, Spain and Denmark, renewable power is supplying up to 20% of total electricity needs and the reliance on renewables will continue as Europe is predominantly an importer of fossil fuels and countries such as Germany consider accelerating the phase-out of nuclear and fossil fuel generation.

        Australia is a market where Brookfield has a significant real estate and infrastructure presence and in 2012 is expected to be one of the first jurisdictions globally to implement fixed carbon pricing that by 2015 is expected to evolve into a carbon cap-and-trade regime. Over half of Australia's approximately 60 GW installed capacity is coal-fired and the country is experiencing strong growth driven by Asian and Chinese demand for its resources. We expect that this will drive significant additions of new renewable power capacity throughout the next decade.

 BUSINESS OF BROOKFIELD RENEWABLE

Our Operations

        Following the Combination, our portfolio will be comprised of $13 billion of predominantly hydroelectric renewable power assets with approximately 4,400 MW of installed capacity in Canada, the United States and Brazil, and long-term average generation of approximately 17,000 GWh annually. The portfolio will include 168 hydroelectric generating stations on 67 river systems and two wind farms. We also currently have three wind farms and four hydro facilities under construction that are scheduled to be commissioned within the next 24 months, and when complete and online will grow the aggregate capacity of our portfolio to approximately 4,800 MW. The portfolio is diversified across ten power markets in Canada, the United States and Brazil, providing us significant geographic and operational diversification. The table below outlines the portfolio of our partnership following the Combination, which we believe will be one of the largest listed pure-play renewable power platforms globally.

Markets	Rivers		Generating Stations	Generating Units	Capacity MW		LTA(2) GWh	Storage GWh
Operating Capacity
Hydroelectric
Canada	18		32	72	1,323		5,061	1,261
United States	26		101	268	1,950		6,643	2,146
Brazil	23		35	79	626		3,541	—

Total Hydroelectric	67		168	419	3,899		15,245	3,407
Total Wind	—		2	148	240		660	—

Total Renewable	67		170	567	4,139		15,905	3,407

Other	—		2	6	215		880	—

Total	67		172	573	4,354	(1)	16,785	3,407

Under Construction
Hydroelectric
Canada	—		—	—	—		—	—
United States	—	(3)	2	24	16		104	—
Brazil	—	(3)	2	4	48		247	—
Wind
Canada	—		1	72	166		538	—
United States	—		2	67	201		542	—

Total Under Construction	—		7	167	431		1,431	—

Total	67		179	740	4,785	(4)	18,216	3,407

(1)
Total net ownership after minority interest is 3,957 MW.

(2)
Expected generation is based on long-term average, except for Brookfield Renewable's other assets (natural gas-fired facilities) which are based on historical operating rates.

(3)
All projects under construction are on the same river systems as the existing hydroelectric assets.

(4)
Total net ownership interest after minority interest is 4,308 MW.

        We have a comprehensive power operations and development platform located in each of our regional markets that positions us to maintain and increase the value of our asset base while competitively positioning us with strong economies of scale for continued growth. Our business has approximately 900 operations employees throughout North America and Brazil who will become employees of BREP following the Combination. See "— Employees". Following the Combination we will also maintain a portfolio of hydroelectric, wind and pumped storage development projects in each of Canada, the United States and Brazil. See "The Combination — Combination Agreement — Ancillary Agreements — Development Projects Agreement".

Revenue and Cash Flow Profile

        Our portfolio offers high-quality and stable cash flow derived from predominantly hydroelectric assets. Our cash flow stability is derived from the combination of long-term, fixed price contracts with our significant portfolio diversification. Accordingly, we believe that we have a high degree of predictability in respect of revenue on a per MWh basis.

        Following the Combination, we expect our business to generate approximately $1.1 billion of annual EBITDA and approximately $550 million of annual cash flow from operations based on long-term average hydrology and assuming the completion of projects currently under construction that are scheduled to be commissioned by the end of 2012, determined on a combined pro forma basis, and as adjusted as described below.

        In 2010, the annual EBITDA of Brookfield's renewable power division totaled approximately $841 million and annual cash flow from operations totaled approximately $384 million. These results reflect actual generation volume in 2010, which was approximately 1,973 gigawatt hours (or two standard deviations) lower than the long term average. In addition, the results reflect the payment of a $27 million break fee related to the early redemption by BRPI of corporate bonds in December 2010. BREP's pro forma annual EBITDA and pro forma annual cash flow from operations have been adjusted to reflect long term average generation and assets acquired or to be commissioned by the end of 2012. Accordingly, (i) the 2010 pro forma annual EBITDA of BREP would increase by approximately $100 million when adjusted for increased long term average generation, together with an additional $130 million when adjusted for projects acquired or under construction that are scheduled to be commissioned by the end of 2012; and (ii) the 2010 pro forma annual cash flow from operations of BREP would increase by approximately $100 million when adjusted for increased long term average generation, together with an additional $60 million when adjusted for projects acquired or under construction that are scheduled to be commissioned by the end of 2012.

        We have a stable and predictable revenue profile driven by both long-term PPAs with a weighted average remaining duration of 24 years, combined with a well-diversified generation portfolio that reduces variability in our generation volumes. As outlined in the graph below, the majority of our long-term PPAs are with investment-grade rated or creditworthy counterparties such as government-owned utilities or power authorities, BRPI and its subsidiaries or industrial power users. See "Risk Factors — Risks Relating to our Operations and the Renewable Power Industry — Counterparties to Brookfield Renewable's contracts may not fulfill their obligations and, as its contracts expire, Brookfield Renewable may not be able to replace them with agreements on similar terms."

Counterparties to Brookfield Renewable's Power Contracts

        Our contract profile declines from 99% contracted in 2012 to 87% contracted in 2016, largely as a result of PPA expiries in Brazil that we expect to re-contract in the normal course. The following table highlights our contract maturity profile over the next five years.

	2012	2013	2014	2015	2016
Contracted generation
% of total	99	98	94	91	87

        Our portfolio benefits from significant hydrology diversification, with assets distributed on 67 rivers in three countries. Our water storage capabilities and our access to the hydrological balancing pool administered by the government of Brazil amount to approximately 41% of annual generation, allowing us to mitigate hydrological fluctuations, optimize production and minimize losses due to outages.

        North America.    In North America, we generate revenues primarily through energy sales by way of long-term PPAs with creditworthy counterparties such as government-owned utilities or power authorities (including for example, the Ontario Power Authority, Ontario Electricity Financial Corporation, Hydro-Québec, BC Hydro and the Long Island Power Authority), load-serving utilities (such as Entergy Louisiana), BRPI and its subsidiaries, and in some cases industrial power users. Our North American portfolio is almost fully contracted pursuant to long-term PPAs that are generally structured on a "take or pay" basis without fixed or minimum volume commitments. As a result, there is minimal risk of having to supply power from the market to customers when we are experiencing low water or wind conditions. Most of our PPAs also provide for annual escalation of the realized price, typically linked to inflation. In respect of power sold to BRPI or its subsidiaries, BRPI or its subsidiaries will in some cases have entered into back to back power resale agreements in respect to output purchased from our partnership (see "Our Manager — Energy Marketing").

        Brazil.    In the Brazilian electricity market, virtually all energy is sold under long-term contracts either to regulated load-serving distribution companies, or "free customers", which are customers with more than 0.5 MW of annual demand and who can choose their own electricity supplier. Both types of customers are required to demonstrate that they have contracts in place to meet all forecast demand annually. In the regulated market, Brookfield has (and we will) typically entered into 20-30 year PPAs with creditworthy state-owned utilities. In the "free customer" market, Brookfield has (and we will) typically entered into three to eight year PPAs with large industrial and commercial customers, generally engaged in producing essential services or products such as the telephone, food and pharmaceutical industries. Our PPAs in Brazil typically provide a fixed price that is fully indexed to inflation annually. Our Brazilian portfolio has a weighted average contract term of 12 years and we believe is well positioned to capture higher prices in the medium term as 28% of the portfolio is scheduled to be re-contracted in 2014 and a further 20% is scheduled to be re-contracted in 2015.

Operating Philosophy

        We employ a hands-on, operations-oriented, long-term owner's approach in the management of our portfolio, which is designed to ensure that we maintain and, where possible, enhance the value of our assets while cultivating positive relationships with local stakeholders. The operation of our generating facilities is largely decentralized through three regional operating centers covering Canada, the United States and Brazil. We supplement our regional operating platforms with a strong corporate team that provides oversight of operations and establishes consistent policies in areas such as information technology, health and safety, human resources, stakeholder relations and procurement.

        In addition, we benefit from the expertise of Brookfield, who provides corporate oversight and oversees decisions with regard to the funding and growth of our business. We believe this approach leads to a strong decision-making culture and long-term owner-oriented investment philosophy to build value.

        The cornerstones of our operations philosophy are:

        Strong regional operating platforms.    In each of our core markets, we have built strong regional platforms with full construction oversight and operations development capabilities. Each of our regional platforms has a centralized, automated plant dispatch and control center allowing remote operation of most of our facilities and a central interface with regulatory and market authorities. This capability allows us to benefit from economies of scale by leveraging our operating platform when growing our business.

        Disciplined management of operating costs.    Although our operations generate high margins, we focus our platforms on disciplined management of operating costs. Our current fixed and variable operating costs approximate $25/ MWh on a portfolio basis. Moreover, we focus our operating platforms on achieving low annual escalation in operating costs, with a goal of off-setting annual inflation on a dollar per megawatt hour basis.

        Focus on asset reliability and availability.    Maintaining high reliability and availability of our plants is critical as our long-term contracts provide for us to be paid for all energy delivered. To the greatest extent possible, our operating teams perform all periodic and planned maintenance activities during periods of low hydrology, in order to minimize lost revenue opportunities and take advantage of excess capacity at our plants.

        Long-term ownership and asset reinvestment.    We seek to preserve and enhance the productivity, reliability and longevity of each of our generating facilities. The cornerstone of our asset maintenance and enhancement program is a 20-year forward-looking capital reinvestment plan. A detailed plan is prepared for each asset by our teams working together with independent engineering firms, recognized as industry leaders in hydroelectric and wind energy production and maintenance. We develop and implement our plans by taking a long-term owner's perspective and believe the low capital expenditure maintenance requirements and long useful life of our assets is an attractive attribute of hydroelectric assets. Hydroelectric power generation is a mature, efficient and relatively simple technology that has not changed dramatically over the past century. We reserve approximately $50 million to $60 million annually for sustaining capital expenditures to maintain the reliability of our fleet.

        Culture of health, safety and environmental leadership.    We strive to achieve excellence in safety performance and to be recognized as an industry leader in accident prevention. Our overall objective is to incur zero high risk safety incidents and zero lost time injuries. On closing of the Combination, we will adopt written health, safety and environmental ("HS&E") policies that will include frameworks for oversight, compliance, compliance audits and sharing best practices both within our operations and the global Brookfield group. We maintain a HS&E Steering Committee, consisting of the Chief Executive Officer and the Chief Operating Officers of the regional operations, and require all employees, contractors, agents and others involved in our operations to comply with our established health, safety and environmental practices.

        Positive local stakeholder relationships.    We seek to have transparent and well-established relationships with local stakeholder groups and the communities in which we operate, which we believe is a key element of successfully operating and developing renewable power facilities. In order to ensure the successful renewal and implementation of our water power licenses and land leases, we consult and work proactively with local stakeholders and communities potentially affected by our operations.

        We maintain a performance-based culture in our operations and develop annual performance targets in each of the above areas to measure the performance of our operating teams.

Regional Operating Platforms

Canadian platform

        Our facilities in Canada are situated in Québec, Ontario and British Columbia, Canada's three largest power markets, representing approximately three-quarters of the Canadian population. Each of these provinces have adopted policies to increase the contribution of renewables in the supply mix by offering long-term contracts with government-owned utilities or feed-in-tariffs.

        Most of our Canadian assets are larger utility-scale facilities with water storage reservoirs that can store approximately 1,300 GWh, or approximately 25% of the annual average hydroelectric generation in Canada. Our Canadian headquarters is located in Gatineau, Québec, along with our National System Control Center which allows remote monitoring and control of all of our assets in Canada. Our platform includes full hydroelectric and wind operating capabilities, as well as development and construction-oversight expertise. We employ approximately 250 people in our Canadian operations and approximately 35% of our employees in Canada are covered by collective agreements. We experience positive relations with our unionized work force in Canada.

        We entered the Canadian wind business in 2004 and since then have completed the development, construction and operation of both the Prince and Gosfield wind facilities, with a combined installed capacity of 240 MW. Our 166 MW Comber wind facility, located in southern Ontario adjacent to our 51 MW Gosfield wind facility, is currently under construction and is expected to enter commercial operation in the fall of 2011which will increase our operating wind capacity to 406 MW. In addition to our renewable power assets, we own one combined cycle natural gas-fired facility in Ontario which sells its power to the Ontario Electricity Financial Corporation under a contract that expires in 2014.

        In addition to our 166 MW Comber wind project, we have several projects in various stages of development. One of our more advanced development projects includes the 45 MW Kokish hydroelectric project for which we have secured a 40-year PPA with BC Hydro.

        We hold a variety of long-term waterpower licenses issued by the provinces where our operations are situated. These waterpower licenses permit us to use land, water and waterways for the generation of electricity. These licenses also contain terms that deal with water management, land use, public safety, recreation and the environment. At the end of the license period, license holders can apply to the requisite government body to have their licenses renewed.

U.S. platform

        In the United States, we primarily operate in the interconnected northeastern power markets of New York, New England and the Mid-Atlantic, as well as in the California, Minnesota and Louisiana markets.

        Our U.S. headquarters are located just outside of Boston, Massachusetts, along with our U.S. National System Control Center, which can remotely control and monitor nearly all of our facilities in the country. We employ approximately 400 people in the United States. Approximately 35% of our employees are covered by collective agreements, and we experience positive relations with the unionized work force.

        The majority of our U.S. operations are located in New York and New England. In New York State, we are one of the largest independent power producers with 75 hydroelectric facilities with an aggregate installed capacity of 711 MW. We have 844 MW of operating hydroelectric capacity in New England, including a 50% joint-venture operating interest in a 600 MW hydroelectric pumped storage facility located in Massachusetts. Pumped storage is a unique form of hydropower which uses reversible turbines permitting energy to be stored by pumping water up into a reservoir, and then producing power at a later time by releasing the water during a period in which power prices are higher.

        Brookfield has recently acquired two late stage wind projects with a combined capacity of 201 MW that are currently under construction and are expected to enter commercial operation in late 2011 and early 2012, respectively. Our 102 MW California wind project is located in Tehachapi, California, one of the most proven wind resource areas in the United States, attractively located near the major southern California load centre of Los Angeles. Once completed, our 99 MW wind facility in New Hampshire will be the largest wind project in the state. We will operate these projects and hold our ownership interest in these projects through the Brookfield Americas Infrastructure Fund, an institutional private equity fund managed by Brookfield.

        In addition to our wind facilities currently in construction, we have two projects totaling 16 MW of hydroelectric capacity under construction. We also own one combined cycle, natural gas-fired facility in New York State, which sells its power output on a merchant basis and is predominantly used to meet power needs at times of peak demand.

        Our rights to operate our facilities in the United States are secured primarily through long-term licenses from the Federal Energy Regulatory Commission ("FERC"), the federal agency that regulates the licensing of substantially all hydro power plants in the United States. FERC has oversight of all ongoing hydroelectric project operations, including dam safety inspections, environmental monitoring, compliance with license conditions, and the license renewal process. Our ability to sell power from certain of our facilities is also subject to the receipt and maintenance of certain approvals from FERC including market-based rate authority.

Brazilian platform

        Brookfield has been an investor and operator in Brazil for over 100 years. Brookfield re-entered the Brazilian power market in 2003 and since then, has grown its hydroelectric asset base significantly to 34 facilities on 23 river systems totaling 626 MW of installed capacity. We own facilities located in the eight most developed states of southern Brazil that represent approximately 80% of the country's population and economic activity. As such, we believe our business in Brazil is particularly well positioned to participate in one of the world's fastest growing electricity markets and economies.

        Our Brazilian headquarters are located in Rio de Janeiro, while our National System Control Center is located in Curitiba, Paraná from which we centrally control and monitor our Brazilian hydropower stations. We employ approximately 250 people across our operations in Brazil and all of our employees are covered by an annual collective agreement. We experience positive relations with our work force in Brazil. Our operating platform has full development, construction management and operating capability with an integrated power marketing team. We have developed and built 12 facilities totaling 265 MW of capacity since 2003 and currently have two facilities totaling 48 MW under construction. In addition to our two hydro facilities currently under construction, we have several hydro projects in various stages of development.

        Rights to hydroelectric sites are secured in Brazil by obtaining authorizations and concessions from the Brazilian Ministry of Mines and Energy through the National Agency for Electric Energy ("ANEEL"). We generally focus on the SHPP segment of plants below 30 MW of capacity as these sites can be secured directly from ANEEL, whereas sites for hydroelectric plants above 50 MW can only be granted by public auction, where developers bid the lowest tariff to win the concession and a PPA with local utilities. Of our authorizations and concessions, 84% have terms exceeding 20 years. Generally, concessions and authorizations provide for an initial term of 30 years and renewal rights for an additional 20-year period.

Employees

        On closing of the Combination, we will have approximately 1,000 employees involved in the day-to-day operations of our facilities and development of our business, of which approximately 250 operations and 100 corporate employees will be located in Canada, 400 will be located in the United States and approximately 250 will be located in Brazil. Approximately 220, or 22% of these employees, will be covered by collective agreements expiring between 2010 (which is currently being renewed with a proposed expiration date in 2015) and 2015. We believe that we experience positive relations with our unionized work force in Canada, the United States and Brazil. We do not employ the individuals who provide management services to us under the Master Services Agreement, including the individuals who will serve as our Managing General Partners' chief executive and chief financial officers. The personnel that carry out these activities are employees of Brookfield. For information on the individuals from Brookfield's management team that are expected to be involved in our renewable power business, and information on Brookfield Renewable's senior management, see "Management and Our Master Services Agreement".

 BROOKFIELD RENEWABLE'S GROWTH STRATEGY

        Following the Combination, we will become one of the largest listed pure-play renewable power platforms globally, which we believe positions us well to grow our business and distributions to LP Unitholders. Our payout ratio is expected to be approximately 80% of distributable cash, providing us with surplus cash flow that can be re-invested in renewable power sector opportunities, reducing the need to issue additional LP Units to fund growth. We will also pursue a long-term distribution growth rate target in the range of 3% to 5% annually.

        Since its inception in 1999, Unitholders have realized an annualized total return of 15% over the last twelve years as the Fund's portfolio has grown from 240 MW to 1,703 MW today. Over the same period, Brookfield's aggregate renewable power portfolio has grown from 19 hydroelectric facilities with 789 MW of operating capacity located in Ontario, Québec and Louisiana, to 172 facilities totaling approximately 4,400 MW of operating renewable power capacity with established operating platforms in 10 regional markets in the United States, Canada and Brazil. This growth has been achieved in two parts: first, by acquiring or developing over 3,000 MW of renewable capacity in over 30 transactions; and second, by successfully entering the wind business. Following the completion of wind projects under-construction, we expect to have 607 MW of installed wind capacity.

        Completion of the Combination will create a unique opportunity to focus Brookfield's renewable power growth and establish our partnership as Brookfield's primary vehicle through which it will acquire renewable power assets on a global basis.

Growth Strategy

        We expect to continue focusing primarily on long-life renewable power assets that provide stable, long-term contracted cash flows, and which are well positioned to appreciate in value over time. We intend to combine our industry, operating and transaction expertise with our ability to commit capital to transactions in order to secure opportunities at attractive returns for LP Unitholders. To grow Brookfield Renewable, we benefit from a pro-active and focused business development strategy in each of our focus markets and Brookfield's global investment platform that may lead to originating attractive opportunities for investment. We expect that our growth will be focused on the following:

  •
  Maintaining our predominantly hydroelectric focus.  We intend to maintain our predominantly hydroelectric focus as we believe hydroelectric assets are the longest-life, lowest cost, power generation assets. We believe that investing in the highest quality assets within a particular asset class offers an investment that typically can maintain a premium valuation and operating cash flow performance throughout market cycles, and is better positioned to appreciate in value over time. We believe hydroelectric assets are the most attractive segment of the power generation infrastructure asset class as they benefit from high barriers to entry and a sustainable competitive cost advantage. In addition, wind power is a proven technology and one of the fastest growing renewable power segments globally. We plan to grow our wind platform by continuing to focus on high-quality sites that benefit from a proven wind resource and are located in high-value markets where wind has significant scarcity value. Over time, we may also invest in other proven renewable power technologies that share the long-life and low-cost attributes of our hydroelectric and wind assets.

  •
  Focusing on high-value, growing renewable power markets.  Geographically, we expect to continue our growth in the United States, Canada and Brazil, where our existing renewable power operating platforms allow us to integrate operating or development-stage renewable power assets and capture economies of scale. Within each of these countries, our growth strategy is focused on the higher-value regional markets of these countries. For example, in the United States, we expect to continue our growth in the eastern and western power markets, where higher electricity prices and renewable portfolio standards offer more attractive returns and better long-term value. Similarly in Brazil, we operate and primarily focus on the southern portion of the country where over 80% of the population and economic activity is located. Over time, we would also pursue new markets that offer attractive opportunities to enhance the geographic diversifications of our operations, the ability to add operating platforms that we can grow over time and offer attractive risk-adjusted returns. Following the Combination, we will have access to Brookfield's infrastructure investment platforms in Europe and Australasia, giving us the capability to secure transactions globally.

  •
  Optimizing capital allocation to "build or buy" opportunities.  We intend to grow our business by pursuing the acquisition of both operating and development-stage assets, or by developing and building projects from our own development project portfolio. Market conditions in some cases lead to periods where operating assets can trade at significant premiums or discounts to their replacement cost or long-term fundamental value. Similarly, renewable power policy may at certain times be particularly conducive to new developments, leading to opportunities to earn superior risk-adjusted returns by developing and building greenfield projects. For this reason, we believe a sound investment and capital allocation strategy continuously compares acquisition or "buy" investment opportunities with similar development-stage or "build" opportunities, whether sourced from our own development pipeline or through the acquisition of development-stage projects. We plan to allocate capital to the best acquisition and development opportunities sourced through our global renewable power platform and believe our ability to do so globally is one of our competitive advantages in creating value for LP Unitholders. While we intend to pursue development projects following the Combination, we expect that our development-stage capital commitments will be a relatively small portion of our cash flows and invested capital as our predominant focus will be on sites with significant competitive advantage in high-value markets that we would build once the project is 'construction-ready' and that benefit from sound commercial arrangements that limit construction risk and secures long-term stable cash flows.

Our Competitive Strengths

        We believe we can differentiate ourselves as an acquirer of renewable power operations and continue as one of the world's leading purchasers of renewable generation facilities as the Combination will position our partnership with a number of competitive strengths, including:

  •
  Scaleable operating platform.  Following the Combination we will be one of the world's largest pure-play renewable power entities with scaleable, regional operating platforms. We believe our core renewable power focus positions us as a significant potential buyer in many cases and that should enable us to add additional renewable power assets to our existing platforms while capturing economies of scale.

  •
  Operations oriented investment approach.  We utilize the industry expertise of our operating platforms as a competitive advantage when identifying opportunities and pursuing transactions where a strong understanding of key value drivers is required to secure transactions. We believe Brookfield's proven track record with complex transactions that require development, construction or operations expertise gives us strong credibility to realize favourable returns through operational improvements over time. When pursuing acquisitions, we involve the leadership and staff of our operating platforms as this promotes our hands-on approach to asset management, leads to effective decision-making and ensures a seamless transition of acquired assets to our dedicated operations team. For example, we have acquired hydroelectric assets from pulp and paper and other industrial owners, and acquired development-stage wind projects that we commercialized and subsequently placed into construction.

  •
  Ability to leverage Brookfield's global platform and transaction expertise.  We will benefit from Brookfield's reputation and global investment platform, and through our Manager's strategic advice, from global transaction origination capabilities and corporate development services. Our platform gives us significant insight into risk-adjusted returns available for renewable power assets on a global basis, and allows us to more readily identify companies that may divest renewable power assets. Our size and ability to access the broader Brookfield platform allows us to consider larger, strategic transactions in the renewable power sector. Our industry relationships and reputation as a proven purchaser often allows us to pursue transactions directly with vendors rather than through auctions, and we are uniquely positioned to pursue complex opportunities that require in-depth financial, transactional or restructuring expertise.

  •
  Strong balance sheet and acquisition currency.  On closing of the Combination, our partnership is expected to have a listed equity market capitalization of over $6 billion and an investment-grade rated balance sheet with over $13 billion of assets. We intend to maintain significant cash liquidity, or available credit facilities, which, when combined with the financial resources of Brookfield and its managed funds, provides us with significant liquidity to pursue transactions. In addition, we expect the larger, more liquid market capitalization of our partnership, together with planned listings on both the TSX and NYSE, to offer us a more attractive acquisition currency, improving the value proposition we will be able to provide to secure acquisitions or for the acquisition of smaller-scale listed renewable power companies. Our strong balance sheet, our ability to make distributions while retaining cash flow for reinvestment and our track record as a seasoned issuer in bank, bond and equity capital markets will allow us to commit capital to transactions quickly, providing sellers with strong transaction certainty.

  •
  Participation alongside Brookfield.  An integral part of our strategy will be to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for acquisitions that fit our strategy. Currently, Brookfield manages the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on North and South America in which Brookfield typically invests approximately 25% of the capital required for a transaction alongside its institutional partners. We hold five of our renewable power assets totaling 276 MW through Brookfield's participation in this fund. Brookfield also manages institutional capital dedicated for investment in Colombia and Peru totaling over $800 million and it is intended that where future renewable power acquisitions are funded with commitments pursuant to these infrastructure funds, Brookfield Renewable would fund Brookfield's participation. We believe investing alongside Brookfield's institutional clients allows us to attractively access capital for larger transactions, while the ability to partner with local institutional investors reduces the risk of entering new markets.

Brookfield Renewable's Growth Opportunity

        We believe that the current transaction environment offers attractive acquisition opportunities to invest in renewable power acquisitions or developments that we expect will allow us to accretively deploy capital in the following opportunities:

  •
  Asset monetizations and divestitures.  Significant renewable power generation capacity is owned by industrial companies, smaller independent power producers, private equity investors or foreign companies. These types of owners frequently sell renewable power assets either because power generation is not their core business, their investment horizons are shorter, or a particular market ceases to be strategic. We estimate that in North America, approximately 10,000 MW of operating hydro assets are not owned by vertically integrated or state-owned utilities, making them attractive acquisition targets, and that at least one third of the installed wind capacity is owned by foreign (often European) companies or private equity sponsors, which we believe will increasingly lead to consolidation opportunities and the sale of portfolios over the next several years. Similarly, in Brazil, energy-intensive consumers, independent power producers and international power companies own approximately 20,000 MW of operating hydro capacity.

  •
  Privatizations.  We believe that in the current fiscal climate, governments will continue to engage the private sector in providing funding solutions for infrastructure requirements which could increasingly involve sales of existing assets. In North America, a significant share of hydroelectric capacity is owned by municipal or state-owned utilities. In South America, significant hydroelectric capacity particularly in Brazil and Colombia is also state owned. Our proven operating track record, global scale and ability to partner with local pension and institutional investors may better competitively position us to participate in such opportunities.

  •
  Development-cycle divestitures.  Renewable power assets are often developed or built by smaller developers or construction companies who seek to capture development-stage returns, but have no intention of being long-term owners or operators. This is particularly true in the current environment where opportunities to secure long-term contracts for new renewable power assets has attracted significant participation in greenfield development activity by small, locally focused developers and, particularly in Brazil, construction companies. These companies often do not have the financial capability to fund material project construction capital costs, and often sell late-stage development projects pre-construction or following commercial operation. We have been, and believe will continue to be, a logical acquirer of, or partner in, such projects. Our focus on acquisitions in this area also gives us a unique perspective on pursuing the best development-stage opportunities through acquisitions or by building projects in our own portfolio.

  •
  Brookfield Renewable's development project portfolio.  In addition to growing our business through acquisitions, we intend to pursue organic growth by developing our portfolio of greenfield projects. Following the Combination, we will indirectly own over 20 development projects in Brazil, Canada and the United States totaling an estimated aggregate of 2,000 MW of potential capacity. See "The Combination — Combination Agreement — Ancillary Agreements — Development Projects Agreement" for further details on these development projects. Over the past five years, Brookfield has completed or commenced construction on 13 development projects totaling an aggregate of over 600 MW of capacity, giving it a successful execution track record in each of its focus markets as a developer of both hydroelectric and wind capacity. Highlights of our development project portfolio include up to 320 MW of potential wind capacity in British Columbia at a fully permitted wind site, an up to 250 MW hydroelectric development project in Saskatchewan, and several hydroelectric sites in Brazil. Our regional operating platforms have the development expertise and capability to advance our renewable power projects from the development stage to commercial operation and we have approximately 38 staff involved in project development activities within our business with the necessary expertise to oversee the regulatory, engineering, construction execution, transmission, permitting, licensing, environmental and legal activities required for successful project development.

OUR MANAGER

Brookfield Asset Management

        Brookfield Asset Management is a global alternative asset manager with approximately $150 billion in assets under management. It has over a 100-year history of owning and operating assets with a focus on real estate, infrastructure, power and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a distinct competitive advantage in the markets where it operates. Brookfield Asset Management is co-listed on the NYSE and the TSX under the symbol BAM and on NYSE Euronext under the symbol BAMA.

        Brookfield has been the manager and administrator of the Fund since its inception in 1999, and following the Combination, we will continue to benefit from its global asset management platform and depth of experience in creating LP Unitholder value. In addition, our partnership will continue to benefit from the same management team at Brookfield who created and drove the success of the Fund. Following the Combination, we will be Brookfield's primary vehicle through which it will acquire renewable power assets on a global basis and we will benefit from its reputation and global platform to grow our business.

        Our Manager will complement our operating platforms in three key areas:

  •
  Executive oversight of our business:  Our Manager will provide leadership to our operating platforms and oversee the implementation of our annual and long-term operating plans, capital expenditure plans, and our power marketing plans to ensure compliance with our performance-based operating objectives and applicable laws. Our Manager will also oversee the implementation of our operational policies, and carrying out of all of our management, accounting, regulatory reporting, legal and treasury functions.

  •
  Funding our business:  Our Manager will recommend and oversee the implementation of funding strategies for our existing business and in connection with our acquisitions or developments. In doing so, our Manager will advise upon and assist in the execution of our equity or debt financings. Our Manager will also arrange for the preparation of our tax planning and filing of tax returns.

  •
  Growing our business:  We will also benefit from the strategic advice, transaction origination capabilities and corporate development services of our Manager to grow our business. Our partnership will benefit from our Manager's renewable power acquisition experience focused in our target markets as well as market research capabilities that will support evaluating opportunities to grow our business in our existing and new power markets.

        See "Management and Our Master Services Agreement".

Energy Marketing

        Pursuant to a number of agreements, BEM LP is responsible for selling and dispatching all energy and energy related products generated by our assets in Canada and the United States. In addition, BEM LP acts as counterparty to various agreements with us pursuant to which BEM LP purchases or guarantees the price that we receive for power generation.

        With approximately 100 employees and 24 hours/day, 365 days/year operations, BEM LP performs transaction execution, risk management, settlement, information technology, regulatory, legal and human resource functions. These groups provide valuable market intelligence regarding pricing dynamics, regulatory regimes and market participants, which serve to support Brookfield's strategy. In 2010, BEM LP was responsible for the sale and dispatch of over 13,000 GWh of generation in Canada and the U.S.

        BEM LP optimizes the value of Brookfield's North American generating assets in accordance with an approved risk management policy and operating strategy. This strategy aims to achieve the following objectives:

  •
  maximize generation and optimize Brookfield's water and revenue management;

  •
  enter into long-term contracts to stabilize cash flows and lock-in attractive returns;

  •
  deliver power produced by Brookfield Renewable and not sold under a long-term contract to the various wholesale electricity markets; and

  •
  reduce revenue volatility by entering into short-term financial contracts.

        On completion of the Combination, BEM LP and CanHoldco will enter into the Energy Marketing Agreement pursuant to which BEM LP will provide energy marketing services to CanHoldco. See "The Combination — Combination Agreement — Ancillary Agreements — Energy Marketing Agreement."

CAPITALIZATION

Overview

        We intend to pursue a conservative approach to our capitalization, using a combination of project financing, corporate debt and credit facilities that in each case is structured in accordance with our overall philosophy of financing our operations on an investment grade basis. We believe that the long-life nature of our assets, combined with their high-quality and stable cash flows will allow us to secure financing on attractive terms that we expect will be accretive to LP Unitholder returns. In addition, we believe that our significant operating cash flow, combined with our access to public and private sources of equity, provides us with strong liquidity to fund the construction of our planned development projects or fund acquisition opportunities.

        Our project level financings are principally at the operating subsidiary level through the use of long-term debt that has recourse limited to specific underlying assets. We have structured our financings on the principles of (i) long-term final maturities with little or no principal amortization, which is matched to the long-life nature of our assets and reduces refinancing risks; (ii) fixed interest rates to reduce interest-rate risks; (iii) when it is economically attractive, issuances in Canadian dollar, U.S. dollar or Brazilian Real currencies matched to the underlying project cash flows, reducing and hedging currency risks; and (iv) securing attractive covenants that ensure minimal restrictions on the distribution of net cash flows from operating entities and in some cases permit the issuance of additional debt over time. Brookfield has typically placed such property-specific debt in the private placement debt capital markets but has also established strong lending relationships. We believe our operating expertise, the strong sponsorship of Brookfield and a long-standing track record of maintaining investment-grade credit ratings, attractively position us to secure low-cost debt capital.

        We expect that, pro forma for the Combination, our initial market capitalization will exceed $6 billion (on a fully exchanged basis), making us one of the world's largest listed publicly traded pure-play renewable power entities and uniquely positioning us to become a premium vehicle for investors seeking to invest in the renewable power sector. We believe our enhanced scale, significant increase in capitalization and expected sound investment grade ratings from two major rating agencies will enhance our ability to secure and fund new transactions globally. Our LP Units have been conditionally approved for listing on the TSX and we intend to apply to have our LP Units listed for trading on the NYSE, which will enhance our liquidity, deepen our investor base and improve our ability to fund growth.

        An integral part of our strategy will be to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for acquisitions that fit our strategy. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Currently, Brookfield manages the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on North and South America. Brookfield is the manager of this fund and typically invests approximately 25% of the capital required for a transaction alongside its institutional partners. It is currently intended that future renewable power acquisitions identified by Brookfield may be funded with commitments pursuant to these infrastructure funds and Brookfield Renewable would fund Brookfield's participation where renewable power investments are made by Brookfield's sponsored institutional funds. In addition, Brookfield has agreed that it will not sponsor transactions that are suitable for us in the renewable power sector unless we are given an opportunity to participate. See "Related Party Transactions". We believe these funds, together with Brookfield's extensive financial resources, are a competitive advantage in securing larger transactions, or in new markets, aligning our partnership to co-invest alongside local institutional investors. Together with Brookfield, our ability to underwrite a significant portion of the required equity in larger transactions is expected to enable us to act quickly and provide vendors with transaction certainty.

Pro Forma Consolidated Capitalization and Indebtedness

        The following table sets forth BREP's pro forma capitalization and indebtedness as at June 30, 2011, as though the Combination had occurred on June 30, 2011, and assuming the Bondholders had approved the substitution of Finco as the issuer of the BRPI Bonds. This information should be read in conjunction with the BREP unaudited pro forma condensed combined financial statements, including the notes thereto, attached as Appendix I to this Information Circular.

Pro Forma (in millions)
Corporate borrowings
Credit facilities	$140
Corporate debt	1,136
Non-recourse (to BREP) borrowings	4,023

5,299
Deferred tax liabilities	2,082
Equity
Non-controlling interest	472
Partnership equity	6,043

6,515

$13,896

Debt to total capitalization	38%

Corporate Indebtedness

        At closing, outstanding debt of Brookfield Renewable will include the BRPI Bonds, being the fixed rate medium term notes of C$300 million, C$200 million, C$450 million and C$150 million due in November 2016, November 2018, October 2020 and November 2036, respectively (assuming assumption of the BRPI Bonds). The BRPI Bonds are unsecured and rank pari passu with all other unsecured debt and are subject to standard covenants for debt of this type that, among other things, (i) limit our incurrence of indebtedness to 75% of total consolidated capitalization; (ii) limit our ability to create liens; (iii) restrict our ability and the ability of our subsidiaries to engage in sale and leaseback transactions; and (iv) restrict the ability of our subsidiaries to incur debt or issue preferred shares.

        Subject to Bondholder approval, Finco will be substituted for BRPI as the issuer of the BRPI Bonds, and each of BREP, BRELP, CanHoldco and Bermuda Holdco will provide joint and several guarantees of the BRPI Bonds and, consequently, the LP Units and Preferred Shares will rank behind the BRPI Bonds. Absent Bondholder approval, Finco will contractually assume the obligations of BRPI (and each of BREP, BRELP, CanHoldco and Bermuda Holdco will guarantee Finco's obligations to BRPI under such assumption) under the BRPI Bonds and the trust indenture pursuant to which BRPI issued the BRPI Bonds, but BRPI will remain the issuer of the BRPI Bonds.

        The following table sets forth a summary of our pro forma indebtedness, including, where applicable, its maturity, interest rate and principal amount outstanding as at June 30, 2011:

	Maturity	Interest Rates	Principal Balance (in millions)	Balance Sheet as at June 30, 2011 (in millions)
Medium-term notes
Series 3 (C$200 million)	2018	5.25%	$208	$206
Series 4 (C$150 million)	2036	5.84%	156	155
Series 6 (C$300 million)	2016	6.13%	311	310
Series 7 (C$450 million)	2020	5.14%	467	465

			$1,142	$1,136

Project Financing

        Pro forma for the Combination, as at June 30, 2011, we had approximately $4.0 billion in project financing outstanding. See note 7 to the unaudited combined comparative financial statements included in this Information Circular. We generally finance our operating projects using secured debt at the operating subsidiary level. The majority of our project financings in North America are structured as interest-only or limited amortization financings that provide us with the ability to issue additional senior secured or subordinate secured indebtedness provided that we maintain a minimum credit rating and meet certain financial tests applicable to the issuance of additional indebtedness. In North America, our project financings generally have no financial maintenance covenants but contain provisions that (i) require us to maintain debt service and capital expenditure reserve accounts; and (ii) restrict distributions until a financial coverage test is met. In Brazil, our project financings are primarily denominated in Real, which reduces currency risk, and are placed with the Brazilian Development Bank, a state-owned development bank providing attractive low-cost financings for the construction of new facilities. However, our financings in Brazil are generally tied to local floating interest rate benchmarks and typically require a greater degree of financial maintenance covenants, significant principal amortization and restrictions on distribution than is currently the case in North America. Over time we believe that the debt capital markets in Brazil will deepen, leading to an ability to secure lower cost financing structured on more attractive terms, which should enhance the ability to distribute cash flow from Brazil to our partnership.

Liquidity

        Following the Combination, we intend to operate the business with approximately $600 million of total liquidity which can be utilized along with ongoing cash flow from operations to fund growth initiatives, capital expenditures and distributions to our LP Unitholders. On or before closing, we intend to obtain a new facility to replace the Fund's existing $250 million credit facility and BRPI's existing $350 million credit facility. We define total liquidity as cash and cash equivalents plus amounts available under committed credit facilities. On closing, total liquidity is expected to be comprised of approximately $325 million of cash and equivalents and over $300 million of credit facilities.

Credit Ratings

        Credit ratings are important to our borrowing costs and to our ability to raise funds. A rating downgrade could potentially have adverse consequences by reducing our access to capital markets and increasing our borrowing costs. A downgrade of any of our ratings by any of the rating agencies noted below, could affect our ability, and increase the costs, to issue additional debt or preferred shares. If we are unable to raise additional debt financing or issue preferred shares, our financial position could be materially and adversely affected and we may not be able to pursue growth opportunities.

Issuer credit ratings

        DBRS and S&P have each publicly announced that, subject to their review of final documentation, they expect to assign the following investment grade issuer credit ratings to BREP:

	DBRS	S&P
Issuer Rating	BBB(high)	BBB

        Our ratings are influenced by the long-term contracted nature of our portfolio, the geographic diversification of our operations and a prudent level of debt financing.

        DBRS's rating of BBB is the fourth highest of DBRS's ratings categories and indicates an issuer of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. S&P's rating of BBB is the fourth highest of S&P's ratings categories and indicates adequate capacity to meet financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments.

        The assignment of a "(high)" or "(low)" or "(+)" or "(-)" modifier within each rating category indicates relative standing within such category.

        An issuer's credit rating is a current opinion of an obligor's overall financial capacity or creditworthiness to pay its financial obligations. Ratings are intended to provide investors with an independent measure of credit quality of any issue of securities and are indicators of the likelihood of the payment capacity and willingness of an obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation.

Preferred Share ratings

        The Preferred Shares have been assigned a rating of "Pfd-3 (high)" by DBRS and a rating of "P-3 (high)" by S&P. DBRS and S&P have each confirmed that, subject to their review of final documentation, the rating of the Preferred Shares will not be affected as a result of the proposed Combination.

        The DBRS rating of "Pfd-3 (high)" is the highest sub-category within the third highest rating of the five standard categories of ratings utilized by DBRS for preferred shares. Preferred shares rated "Pfd-3" are of adequate credit quality, while protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection.

        A "P-3 (high)" rating by S&P is the highest of the three sub-categories within the third highest rating of the eight standard categories of ratings utilized by S&P for preferred shares. Preferred shares rated "P-3 (high)" are less vulnerable to non-payment then other speculative issues. However, they face major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

        The assignment of a "(high)" or "(low)" or "(+)" or "(-)" modifier within each rating category indicates relative standing within such category.

        Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. The credit ratings mentioned herein may not reflect the potential impact of all risks on an issuer or the value of an issue of securities. A rating is therefore not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agency. Prospective investors should consult the relevant rating organization with respect to the interpretation and implications of the ratings.

 DISTRIBUTION POLICY

        Our high-quality assets and PPA portfolio are expected to provide our partnership with stable and predictable annual cash flow to fund our distributions, which we expect will initially be at an annual level of $1.35 per LP Unit following closing, providing an attractive distribution yield. The declaration and payment of distributions are subject to the discretion of the board of directors of our Managing General Partner. Distributions will be paid quarterly on the last business day of January, April, July and October of each year, to LP Unitholders of record on the last day of December, March, June and September, respectively. Accordingly, if the Effective Date occurs in the fourth quarter of 2011, as currently scheduled, LP Unitholders of record on December 31, 2011 will receive a cash distribution of $0.3375 per LP Unit on January 31, 2012. The amount of any distribution payable by us is always at the discretion of the board of directors of our Managing General Partner and will be evaluated periodically, and may be revised subject to business circumstances and expected capital requirements depending on, among other things, our earnings, financial requirements for our operations, growth opportunities, the satisfaction of applicable solvency tests for the declaration and payment of distributions and other conditions existing from time to time. We expect to have a payout ratio of approximately 80% of distributable cash and this will position us to grow our distributions per LP Unit over time by reinvesting surplus cash flow in attractive and accretive opportunities in the renewable power sector. We are pursuing a long-term distribution growth rate target in the range of 3% to 5% annually.

DISTRIBUTION REINVESTMENT PLAN

        Following the completion of the Combination, our partnership intends to adopt a DRIP exclusively for LP Unitholders in Canada. We may in the future expand our DRIP to include LP Unitholders located in the United States. The following is a summary description of what we expect the principal terms of our partnership's DRIP will be.

        Pursuant to the DRIP, Canadian holders of our LP Units will be able to elect to have distributions paid on our LP Units held by them automatically reinvested in additional LP Units to be held for the account of the LP Unitholder in accordance with the terms of the DRIP.

        Distributions due to DRIP participants will be paid to the plan agent, for the benefit of the DRIP participants. If a DRIP participant has elected to have his or her distributions automatically reinvested, or applied, on behalf of such DRIP participant, to the purchase of additional LP Units, such purchases will be made from our partnership on the distribution date at a price per LP Unit calculated by reference to the volume weighted average of the trading price for our LP Units on the TSX for the five trading days immediately preceding the date the relevant distribution is paid by our partnership (the "Market Price").

        As soon as reasonably practicable after each distribution payment date, a statement of account will be mailed to each participant setting out the amount of the relevant cash distribution reinvested, the applicable Market Price, the number of LP Units purchased under the DRIP on the distribution payment date and the total number of LP Units, computed to four decimal places, held for the account of the participant under the DRIP (or, in the case of CDS participants, CDS will receive such statement on behalf of beneficial owners participating in the DRIP). While our partnership will not issue fractional LP Units, a DRIP participant's entitlement to LP Units purchased under the DRIP may include a fraction of a LP Unit and such fractional LP Units shall accumulate. A cash adjustment for any fractional LP Units will be paid by the plan agent upon the withdrawal from or termination by a DRIP participant of his or her participation in the DRIP or upon termination of the DRIP at a price per LP Unit calculated based upon the closing price of our LP Units on the TSX on the trading day immediately preceding such withdrawal or termination. A registered holder may, at any time, obtain

LP Unit certificates for any number of whole LP Units held for the participant's account under the DRIP by notifying the plan agent. Certificates for LP Units acquired under the DRIP will not be issued to participants unless specifically requested. Prior to pledging, selling or otherwise transferring LP Units held for a participant's account (except for sale of LP Units through the plan agent), a registered holder must request that his or her LP Units be electronically transferred to his or her brokerage account or an LP Unit certificate be issued. The automatic reinvestment of distributions under the DRIP will not relieve participants of any income tax obligations applicable to such distributions. No brokerage commissions will be payable in connection with the purchase of our LP Units under the DRIP and all administrative costs will be borne by our partnership.

        LP Unitholders will be able to terminate their participation in the DRIP by providing, or by causing to be provided, notice to the plan agent. Such notice, if actually received by the plan agent no later than five business days prior to a record date, will have effect in respect of the distribution to be made as of such date. Thereafter, distributions to such LP Unitholders will be in cash. In addition, LP Unitholders may request that all or part of their LP Units be sold. When LP Units are sold through the plan agent, a holder will receive the proceeds less a handling charge and any brokerage trading fees. Our partnership will be able to terminate the DRIP, in its sole discretion, upon notice to the DRIP participants and the plan agent, but such action will have no retroactive effect that would prejudice a participant's interest. Our partnership will also be able to amend, modify or suspend the DRIP at any time in its sole discretion, provided that the plan agent gives written notice of that amendment, modification or suspension to our LP Unitholders, for any amendment, modification or suspension to the DRIP that in our partnership's opinion may materially prejudice participants.

        BRELP will have a corresponding distribution reinvestment plan in respect of distributions made to our partnership and BRPI. Our partnership does not intend to reinvest distributions it receives from BRELP in BRELP's DRIP except to the extent that holders of our LP Units elect to reinvest distributions pursuant to our DRIP. BRPI has advised our partnership that it may from time-to-time reinvest distributions it receives from BREP or BRELP pursuant to BREP's or BRELP's DRIP. The units of BRELP to be issued to BRPI under the DRIP will become subject to the Redemption-Exchange Mechanism and may therefore result in BRPI acquiring additional LP Units of our partnership. See "Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism".

THE COMBINATION

General

        If approved, the Arrangement will result in the strategic combination of all the renewable power assets of the Fund and of BRPI through a publicly traded Bermuda limited partnership called Brookfield Renewable Energy Partners L.P.

Effect of the Combination on Unitholders

        Pursuant to the Arrangement, Units will be transferred to us in consideration for LP Units on the basis of one LP Unit for each Unit so transferred. For a summary of the principal differences between Units and LP Units, see "Differences Between Units of the Fund and Units of our Partnership".

        We expect to begin paying annual distributions of $1.35 per LP Unit following closing, providing an attractive distribution yield, starting with a distribution on the last business day of January 2012 to LP Unitholders of record on December 31, 2011 (assuming the Arrangement is completed in the fourth quarter of 2011). See "Distribution Policy". The declaration and payment of distributions are subject to the discretion of the board of directors of our Managing General Partner. Provided the Arrangement is approved at the Meetings and is completed in the fourth quarter of 2011, as currently scheduled, Unitholders of record on September 30, 2011 will receive their regular quarterly cash distribution of C$0.325 per Unit on October 31, 2011, which will be the last distribution paid to Unitholders by the Fund (other than any distribution paid by the Fund pursuant to the Arrangement). In the event that Unitholders do not approve the Arrangement at the Unitholder Meeting, the Board of Trustees will meet to determine the next distribution on the Units which will be declared payable thereon.

Effect of the Combination on Preferred Shareholders

        If the Preferred Shareholders approve the Arrangement, they will continue to hold the Preferred Shares and no action is required to be taken by them. The Preferred Shares will continue to be listed on the TSX under the new symbol "BEP.PR.A". S&P and DBRS have each confirmed that, subject to their review of final documentation, the ratings of the Preferred Shares will not be affected as a result of the proposed Combination. See "Capitalization — Credit Ratings".

        Because the Fund will be wound up as part of the Arrangement, the Arrangement will include a number of changes to the terms and conditions of the Preferred Shares, and related agreements, in order to give effect to the Combination. See "— Information for Preferred Shareholders" for a summary of the terms and conditions of the Preferred Shares and the changes that will be made.

        If Preferred Shareholders do not approve the Arrangement, BRPI will have the right to either terminate or proceed with the Arrangement. If BRPI elects to proceed with the Arrangement, on the dissolution of the Fund, all of the Preferred Shares will be redeemed (without notice to the Preferred Shareholders) in accordance with their terms by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity). See "— Information for Preferred Shareholders" for details on the redemption process.

Details of the Arrangement

        Prior to commencing the Arrangement, BRPI has agreed to complete, or cause the completion of, a reorganization, including the formation of entities and the reorganization of its assets in a manner required to complete the Arrangement as agreed to by the parties. As part of this reorganization, the Master Services Agreement will become effective and BRPI will transfer its renewable power assets located in Brazil to Bermuda Holdco, a subsidiary of BRPI that will be the holding company for Brookfield Renewable's Brazilian operations. BRPI will then transfer all the common shares of Bermuda Holdco to BREP and BRELP in exchange for the issuance of partnership units and a non-interest bearing convertible demand promissory note. BREP will then transfer its common shares of Bermuda Holdco that were owned by BRPI to BRELP in exchange for the issuance of limited partnership units of BRELP. BRELP will own all of the issued and outstanding common shares of Bermuda Holdco following these transfers and the convertible note will be converted into Redeemable Partnership Units.

        Pursuant to the Arrangement, commencing at the Effective Time, the following steps (among others) will occur and will be deemed to occur in the sequence and at the times set out in the Plan of Arrangement:

  •
  BRPI will fund BRPT with cash needed to complete certain of the steps referred to below.

  •
  The Mississagi PPA amendment (described under "— The Combination Agreement — Ancillary Agreements — Contract Amendments") will become effective and pursuant thereto Mississagi Power Trust will transfer cash to BEM LP.

  •
  The BRPT PPA (described under "— The Combination Agreement — Ancillary Agreements — Contract Amendments") will become effective and pursuant thereto BRPT will transfer cash to BRPI.

  •
  The Energy Revenue Agreement will become effective.

  •
  Finco will assume all obligations related to the BRPI Bonds, including accrued interest, in exchange for an interest-bearing demand promissory note issued by BRPI to Finco. This note will subsequently be assigned to CanHoldco in exchange for a promissory note in the same amount issued by CanHoldco to Finco.

  •
  BRPI will transfer its renewable power assets located in Canada and the United States to CanHoldco, a company owned by BRPI and BEM LP that will become the holding company for Brookfield

    Renewable's Canadian and U.S. operations. The obligations owing by BRPI to CanHoldco pursuant to the promissory note referred to above will be set off and cancelled in connection with this transfer.

  •
  Subject to Bondholder approval, Finco will be substituted for BRPI as the issuer of the BRPI Bonds and BRPI will be released from the obligations relating to the BRPI Bonds, and BREP, BRELP, CanHoldco and Bermuda Holdco will each provide guarantees of the BRPI Bonds.

  •
  BRPI will directly or indirectly provide an aggregate of $5 million of working capital to Bermuda Holdco through a subscription for shares.

  •
  BEM LP and BRPI will then transfer all the common shares of CanHoldco to BRELP in exchange for the issuance of Redeemable Partnership Units and a non-interest bearing convertible demand promissory note. BRELP will own all of the issued and outstanding common shares of CanHoldco following these transfers and the convertible note will be converted into Redeemable Partnership Units.

  •
  If the Arrangement is approved by Preferred Shareholders, the Preferred Shares will remain outstanding on closing of the Arrangement (amended as described in this Information Circular) and the existing guarantee by the Fund will be replaced by joint and several guarantees by BREP, BRELP, CanHoldco and Bermuda Holdco. If Preferred Shareholders do not approve the Arrangement, BRPI will have the right to terminate the Arrangement. If BRPI elects to proceed with the Arrangement, on the dissolution of the Fund, all of the Preferred Shares will be redeemed (without notice to the Preferred Shareholders) in accordance with their terms.

  •
  The Fund will distribute any undistributed current year income and capital gains to Unitholders.

  •
  Unitholders will transfer all of their Units to BREP in exchange for LP Units on the basis of one LP Unit for each Unit. These transfers will occur in tranches. BREP will then transfer the Units to BRELP in exchange for the issuance of limited partnership units of BRELP on a tranche-by-tranche basis as each tranche is acquired by BRELP. BRELP will then transfer the Units to CanHoldco in exchange for the issuance of common shares of CanHoldco and CanHoldco will transfer the Units to BRP Canada in exchange for the issuance of common shares of BRP Canada. BRP Canada will own all of the issued and outstanding Units following these transfers.

  •
  BRPT will be dissolved and its assets and liabilities will be distributed to, or assumed by, the Fund.

  •
  The Fund will be dissolved and its assets and liabilities will be distributed to, or assumed by, BRP Canada.

        The foregoing is a brief summary of the significant steps included in the Plan of Arrangement. Securityholders are urged to read the full text of the Plan of Arrangement. A copy of the Plan of Arrangement is attached as Appendix C to this Information Circular.

        Following the completion of the Arrangement, we will take a number of steps to simplify our structure. See "Structure of Brookfield Renewable — Our Organizational Structure" for our simplified organizational structure following the completion of the Arrangement, assuming that Preferred Shareholders approve the Arrangement and Bondholders approve the release of BRPI with respect to the BRPI Bonds. Upon the completion of the Arrangement, our sole material asset will be a 50.1% limited partnership interest in BRELP. BRPI will hold the remaining 48.9% limited partnership interest in BRELP, a 46.1% limited partnership interest in our partnership and an indirect 0.1% and 1% general partnership interest in BREP and BRELP, respectively, for an aggregate 73% interest in Brookfield Renewable (on a fully exchanged basis).

Combination Agreement

        The Combination is being effected pursuant to the Combination Agreement. The Combination Agreement contains covenants, representations and warranties of and from each of BRPI, the Fund, BRPT, and BREP and various conditions precedent, both mutual and in favour of each entity. All summaries of, and references to, the Combination in this Information Circular are qualified in their entirety by reference to the complete text of the

Combination Agreement, which is available in English on SEDAR at www.sedar.com. You are urged to carefully read the full text of the Combination Agreement. In this "Combination Agreement" section, terms not otherwise defined herein have the meaning ascribed to them in the Combination Agreement.

General

        The Combination Agreement is dated September 12, 2011 and is made among BRPI, the Fund, BRPT and BREP. It provides for:

  •
  BRPI to complete a pre-closing reorganization, including completing any necessary transfers of employees to the entities that will form part of Brookfield Renewable;

  •
  BRPI and the Fund to complete the Combination;

  •
  the parties to conduct their business in the ordinary course, to preserve intact their current business organization and goodwill and to consult with the others in respect of certain actions prior to closing; and

  •
  the parties to take all actions within their power to control so as to ensure compliance with the conditions to closing.

Conditions precedent to the Combination

Mutual conditions precedent

        The respective obligations of BRPI, the Fund, BRPT (the Fund and BRPT collectively called the "Fund Entities") and BREP to complete the transactions contemplated by the Combination Agreement are subject to the satisfaction, on or before the Effective Time or such other time specified, of a number of conditions, any of which may only be waived by the mutual consent of the Parties thereto. These conditions include:

  •
  Interim Order and Final Order.  The Interim Order and the Final Order shall each have been obtained on terms consistent with the Combination Agreement, and shall not have been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise.

  •
  Consents and Regulatory Approvals.  The required consents and regulatory approvals shall have been obtained, in form and substance satisfactory to the Fund Entities and BRPI, each acting reasonably.

  •
  No Legal Action.  No action or proceeding will be pending or threatened or order made by any person (other than the Party or any Affiliate thereof) in any jurisdiction, to enjoin, restrict or prohibit the completion of the Combination, the other transactions contemplated by the Combination Agreement or the right of the Fund Entities, BREP, BRELP or any of the other BRPI entities being transferred to BREP to conduct their Businesses after the Effective Time on substantially the same basis as such parties conducted their businesses prior to the Effective Time.

  •
  TSX Listing.  The TSX shall have approved the listing of the LP Units, subject only to the satisfaction of customary listing conditions of the TSX. If Preferred Shareholder Approval is obtained, the TSX shall have confirmed the continued listing of the Preferred Shares subject only to customary listing conditions.

  •
  Ancillary Agreements.  Each of the Ancillary Agreements will have been executed and delivered by the parties thereto.

  •
  Pre-Closing Reorganization.  A pre-closing reorganization shall have been completed, all on terms and conditions and in form and substance satisfactory to each of the parties, acting reasonably.

  •
  Termination of Agreements.  Certain agreements shall be terminated on or prior to the Effective Time.

  •
  BRPI Bonds — Ratings.  If Bondholder Approval is obtained, the BRPI Bonds shall have received a provisional rating of "BBB(High)" with a stable outlook or higher by DBRS and a preliminary rating of "BBB" or higher by S&P.

  •
  BRP Equity Preferred Shares — Ratings.  If Preferred Shareholder Approval is obtained, the BRP Equity Preferred Shares shall have received a provisional rating of "Pfd-3 (high)" or higher by DBRS and a preliminary rating of "P-3 (high)" or higher by S&P.

Conditions for the benefit of the Fund and BRPT

        The obligations of the Fund Entities to complete the transactions contemplated by the Combination Agreement are subject to the fulfillment of additional, customary, conditions precedent on or before the Effective Time, which conditions are for the exclusive benefit of the Fund Entities and may only be waived by the Fund Entities (acting jointly), including that: the representations and warranties of BRPI and BREP contained in the Combination Agreement shall be true and correct in all respects, without regard to any materiality or BRPI Material Adverse Effect qualifications contained in them as of the Effective Time other than certain representations and warranties, as though made as of the Effective Time except where the failure of such representations and warranties to be so true and correct in all respects, individually and in the aggregate, has not had a BRPI Material Adverse Effect; each of BRPI and BREP will have fulfilled or complied in all material respects with all covenants contained in the Combination Agreement to be fulfilled or complied with by it at or prior to the Effective Time; customary opinions of BRPI's counsel have been received, and; prior to the Effective Date, there will not have occurred a BRPI Material Adverse Effect.

Conditions for the benefit of BRPI

        The obligations of BRPI to complete the transactions contemplated by the Combination Agreement are subject to the fulfillment of certain conditions, including that: the representations and warranties of the Fund and BRPT contained in the Combination Agreement shall be true and correct in all respects, without regard to any materiality or Fund Material Adverse Effect qualifications contained in them as of the Effective Time, as though made as of the Effective Time except where the failure of such representations and warranties to be so true and correct in all respects, individually and in the aggregate has not had a Fund Material Adverse Effect; each of the Fund Entities will have fulfilled or complied in all material respects with all covenants contained in the Combination Agreement to be fulfilled or complied with by it at or prior to the Effective Time; Bondholder and Preferred Shareholder approval shall have been obtained; there will not have occurred a Fund Material Adverse Effect, and; prior to the receipt of Unitholder approval, there will not have developed, occurred or come into effect or existence any event, action, state, condition or occurrence of natural or international consequence or other occurrence of any nature whatsoever, or any adoption, proposed implementation or change in applicable law or any interpretation thereof by any governmental authority which in BRPI's reasonable opinion, seriously and adversely affects, or would be expected to seriously and adversely affect, the national or international financial markets in general or the business, operations or affairs of BRPI and its subsidiaries, taken as a whole.

Representations and Warranties

        The parties to the Combination Agreement made certain representations and warranties in the Combination Agreement, which are customary for this type of transaction and which will survive for a period of three years following the Arrangement, subject to certain exceptions.

        The representations and warranties made by BRPI regarding the BRPI entities, relate to, among other things: incorporation, formation and qualification for each of the BRPI entities; no conflict with organizational documents, contracts, law, or material authorizations or resulting in the creation or imposition of any liens; regulatory approvals; title to all of the issued and outstanding shares and other ownership interests owned, directly or indirectly, by BRPI in each of the BRPI entities, free and clear of all liens except for permitted liens; no other agreements to purchase or sell any of BRPI's interests in any of the BRPI entities; subsidiaries; corporate records; conduct of business in ordinary course; compliance with laws; authorizations; sufficiency of Assets to enable the BRPI entities to conduct each of the businesses in all material respects after the effective date in the same manner as conducted prior to the effective date; title to the assets free and clear of all liens, except for permitted liens; no options, etc. to purchase assets; condition of tangible assets; real property; no breach of leases and real property contracts; aboriginal matters; contracts in and out of the ordinary course; no breach of material contracts; intellectual property; books and records; financial statements; no liabilities; securities laws; environmental and employment matters; collective agreements; benefit plans; insurance; litigation; taxes; adjusted net working capital; privacy matters; and full disclosure.

        BRPI provided representations and warranties regarding customary matters relating to BRPI, including as to its incorporation and qualification; no conflict with its organizational documents, contracts or law; securities matters; and the power and capacity of BRPI to enter into the Combination Agreement and to perform its obligations thereunder.

        BREP provided representations and warranties regarding customary matters relating to BREP, including as to its formation and qualification as a limited partnership; no conflict with its organizational documents, contracts or law; and the power and capacity of BREP to enter into the Combination Agreement and to perform its obligations thereunder.

        The Fund Entities provided representations and warranties regarding customary matters, including as to their formation and qualification as a trust; no conflict with its organizational documents, contracts or law; the recommendations by the Independent Committee; and the power and capacity of the Fund Entities to enter into the Combination Agreement and to perform their obligations thereunder.

Material Adverse Effect

        Some of the representations, warranties and covenants made by BRPI, the Fund, BRPT and BREP, and some conditions, are qualified by a material adverse effect threshold. For the purposes of the Combination Agreement, "BRPI Material Adverse Effect" means any change, effect, event, situation or condition that, when considered individually or in the aggregate together with all other adverse changes or effects with respect to which such phrase is used in the Combination Agreement, is, or would reasonably be expected to be, materially adverse to the business, operations, performance, liabilities, results of operations, assets, properties or condition (financial or otherwise) of the BRPI Entities taken as a whole; provided, however, that in determining whether there has been a BRPI Material Adverse Effect, any material adverse effect attributable to:

  •
  general economic, business or financial market conditions, including without limitation, changes in the markets or industry in which the BRPI entities operate and which do not have a materially disproportionate adverse effect on the BRPI entities taken as a whole compared to other companies of a similar size operating in the industries in which the BRPI entities operate;

  •
  the announcement of the entering into of the Combination Agreement;

  •
  any adoption, proposed implementation or change in applicable law or any interpretation thereof by any governmental authority that does not have a materially disproportionate adverse effect on the BRPI entities taken as a whole compared to other companies of a similar size operating in the industries in which the BRPI entities operate; or

  •
  the breach by any of the Fund Entities of the Combination Agreement (unless caused directly or indirectly by BRPI or any of its Affiliates),

will be disregarded; for greater certainty, no material adverse effect attributable to the Fund or the Fund-owned entities shall be taken into account in determining whether there has been a BRPI Material Adverse Effect.

        For the purposes of the Combination Agreement, "Fund Material Adverse Effect" means any change, effect, event, situation or condition that, when considered individually or in the aggregate together with all other adverse changes or effects with respect to which such phrase is used in the Combination Agreement, is, or would reasonably be expected to be, materially adverse to the business, operations, performance, liabilities, results of operations, assets, properties or condition (financial or otherwise) of the Fund and its subsidiaries taken as a whole; provided, however, that in determining whether there has been a Fund Material Adverse Effect, any material adverse effect attributable to:

  •
  general economic, business or financial market conditions, including without limitation, changes in the markets or industry in which the Fund and its subsidiaries operate and which do not have a materially disproportionate adverse effect on the Fund and its subsidiaries taken as a whole compared to other companies of similar size operating in the industries in which the Fund and its subsidiaries operate;

  •
  the announcement of the entering into of the Combination Agreement;

  •
  any adoption, proposed implementation or change in applicable law or any interpretation thereof by any governmental authority that does not have a materially disproportionate adverse effect on the Fund and its subsidiaries taken as a whole compared to other companies of similar size operating in the industries in which the Fund and its subsidiaries; or

  •
  the breach by BRPI of this Agreement (unless caused directly or indirectly by any of the Fund Entities),

will be disregarded.

Indemnification

        BRPI has agreed to indemnify the Fund Entities and BREP with respect to claims or losses relating to the breach of any representation, warranty or covenant, up to a maximum amount equal to $937.5 million, provided that an individual indemnification claim or a series of related claims exceed $1,000,000 other than any claim for indemnification in respect of certain other representations and warranties which will be paid only if an individual indemnification claim or a series of related claims exceed $2,000,000. The Fund Entities and BREP will not be indemnified until the aggregate amount of all indemnification claims exceed $120 million, at which point an indemnified party will be entitled to recover only the aggregate amount of all such indemnification claims in excess of $35 million (subject to certain limited exceptions).

        For purposes of determining whether there has been a breach and the amount of any losses that are the subject matter of a claim for indemnification, each representation and warranty (including any defined terms used in any such representation or warranty) in the Combination Agreement will be read without regard and without giving effect to the term "material", "materiality", "material respects" or "BRPI Material Adverse Effect" or any derivative proposition thereof (fully as if any such word or phrase were deleted from such representation and warranty), subject to certain limited exceptions.

Termination

        The Combination Agreement is terminable by mutual consent of the parties, by any party if the conditions of closing for the benefit of such party are not satisfied or if the Arrangement has not occurred by December 31, 2011, unless extended by the Parties.

Termination or Continuation of Certain Agreements

        The Combination Agreement provides that a number of existing agreements between the Fund and BRPI or its Affiliates will be terminated at closing, including the Fund's existing management agreement and administration agreement and the Fund's existing relationship agreement with BRPI. The existing Wind Levelization Agreement as well as existing PPAs, power guarantee agreements, power agency agreements and similar agreements with BRPI or its subsidiaries will all remain in place (and where necessary be assigned to BREP, BRELP or a subsidiary of BRELP), unaffected except as described in this Information Circular. See "Related Party Transactions".

Ancillary Agreements

        The following are the principal Ancillary Agreements that will take effect on or before the Effective Date affecting Brookfield Renewable:

Limited Partnership Agreements

        Each of the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP outline the key terms of the partnerships, including provisions relating to protections for limited partners, capital contributions, distributions and allocation of income and losses. The distribution mechanism in the Amended and Restated Limited Partnership Agreement of BRELP provides for an incentive distribution to Brookfield which applies after certain threshold increases in BRELP distributions are achieved. There are no restrictions on the transferability of the limited partnership interests in BREP or BRELP. For a detailed description of the Amended and Restated Limited Partnership

Agreement of BREP, see "Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP", and for a detailed description of the Amended and Restated Limited Partnership Agreement of BRELP, see "Description of the Amended and Restated Limited Partnership Agreement of BRELP".

Relationship Agreement

        Brookfield Asset Management and certain of its subsidiaries will enter into an agreement with Brookfield Renewable, referred to as the Relationship Agreement, that governs aspects of the relationship among them. The relationship agreement currently in place with the Fund will be terminated at closing. Pursuant to the Relationship Agreement, Brookfield Asset Management will commit that Brookfield Renewable will serve as Brookfield's primary vehicle through which it will acquire renewable power assets on a global basis. Brookfield Asset Management is a global alternative asset manager with approximately $150 billion in assets under management. It has over a 100-year history of owning and operating assets with a focus on real estate, infrastructure, power and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a distinct competitive advantage in the markets where it operates. Brookfield Asset Management is co-listed on the NYSE and the TSX under the symbol BAM and on NYSE Euronext under the symbol BAMA. See "Our Manager" for further details on Brookfield Asset Management.

        Each of BREP, BRELP and the Holding Entities acknowledge and agree that Brookfield Asset Management is not required under the Relationship Agreement to allocate any minimum level of dedicated resources for the pursuit of acquisitions of power generation operations or developments and that Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield's professionals and the information and acquisition opportunities they generate during the normal course of their activities (including in the power generation sector). Brookfield Asset Management also agrees that it will not sponsor transactions that are suitable for us in the renewable power sector unless we are given an opportunity to participate. Further, Brookfield may, but is not required to, offer Brookfield Renewable the opportunity to acquire an integrated utility even if a significant component of such utility's operations consist of renewable power generation, a non-renewable power generation operation or development, such as a power generation operation that uses coal or natural gas, a portfolio of power operations, if a significant component of such portfolio's operations consist of non-renewable power generation, or renewable power generation operations or developments that comprise part of a broader enterprise, unless the primary purpose of such acquisition, as determined by Brookfield, acting in good faith, is to acquire the underlying operation or development.

        BREP, BRELP and the Holdings Entities also acknowledge and agree that members of Brookfield carry on a diverse range of businesses worldwide, including the development, ownership and/or management of power, transmission and other infrastructure assets, and investing and advising on investing in any of the foregoing or loans, debt instruments and other securities with underlying infrastructure collateral or exposure including renewable power generation operations or developments, both as principal and through other public companies that are Affiliates of Brookfield or through private investment vehicles and accounts established or managed by Affiliates of Brookfield and that except as explicitly provided in the Relationship Agreement, the Relationship Agreement will not in any way limit or restrict members of Brookfield from carrying on their respective business.

        If Brookfield Renewable intends to pursue an acquisition opportunity presented by Brookfield, one or more members of Brookfield may participate in the acquisition opportunity if we do not have the financial capacity (as determined by Brookfield) to acquire all of the opportunity or if Brookfield allocates participation in the opportunity between Brookfield Renewable and one or more members of Brookfield, after taking into consideration the purpose of the investment opportunity, the risk/return profile, the source of the investment opportunity and other factors that Brookfield considers relevant. In the event that Brookfield Renewable declines an acquisition opportunity presented by Brookfield, Brookfield may pursue such acquisition opportunity for its own account, without restriction. Due to the foregoing, we expect to compete from time-to-time with Brookfield or other third-parties for access to the benefits that we expect to realize from Brookfield Asset Management's involvement in our business. See "Risk Factors — Risks Relating to Our

Relationship with Brookfield — Brookfield is not necessarily required to act in the best interests of Service Recipients, our Partnership, or our LP Unitholders".

        An integral part of our strategy will be to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums or funds for acquisitions that fit our strategy. Brookfield has a strong track record of leading such consortiums and funds and actively managing underlying assets to improve performance. Currently, Brookfield manages the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on North and South America. Brookfield is the fund manager and typically invests approximately 25% of the capital required for a transaction alongside its institutional partners. It is currently intended that future renewable power acquisitions identified by Brookfield may be funded with commitments pursuant to these funds and Brookfield Renewable would fund Brookfield's participation where renewable power investments are made by Brookfield's sponsored institutional funds.

        In the event of the termination of the Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield's commitments to provide us with acquisition opportunities, as described above.

Master Services Agreement

        Pursuant to the Master Services Agreement, the Manager will provide oversight of the business and will provide the services of senior officers to Brookfield Renewable. The individuals that the Manager will initially provide include many of the same executives that have successfully overseen and grown both the Fund and BRPI since the late 1990s. In addition, the Manager will provide services relating to acquisitions or dispositions, financings, business planning and strategy and oversight and supervision of various day to day management and administration activities. In exchange for providing these services, the Manager will be entitled to a Base Management Fee equal to $20 million (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013) plus 1.25% of the amount by which the Total Capitalization Value (which is generally determined with reference to the aggregate of the value of all outstanding LP Units and securities of the other Service Recipients that are not held by Brookfield Renewable, plus all outstanding third party debt with recourse to BREP, BRELP or a Holding Entity, less all cash held by such entities) of BREP exceeds an initial reference value determined at closing of the Combination. In the event that the measured Total Capitalization Value of BREP in a given period is less that the initial reference value, the Manager will receive a Base Management Fee of $20 million annually (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). The Base Management Fee will be calculated and paid on a quarterly basis. For a detailed description of our Master Services Agreement, see "Management and Our Master Services Agreement — Our Master Services Agreement".

Energy Revenue Agreement

        The Energy Revenue Agreement will be entered into on the Effective Date between BEM LP, a subsidiary of BRPI, and BPUSHA, a subsidiary of BRELP that indirectly owns all of the BRPI US Facilities. Pursuant to this agreement, BEM LP will support the price that BPUSHA receives for the energy generated from certain of those facilities. BEM LP will pay to BPUSHA each month an amount equal to the difference between the Fixed Amount and the total revenues received by BPUSHA from certain of those facilities. The "Fixed Amount" is calculated as the energy generated by those facilities multiplied by a price of $75/MWh (subject to an annual adjustment, beginning January 1, 2012, equal to 40% of the increase in the U.S. Consumer Price Index during the previous year, but capped at a 3% increase in the fixed price per annum). Should the total revenues received by these facilities from sales of electricity and all ancillary services, capacity and green credits for any month be more than the calculated Fixed Amount at the end of any month, BEM LP will receive from BPUSHA an amount equal to such excess.

        In the Energy Revenue Agreement, BEM LP agrees that at all times it does not have a minimum net worth of $500 million, it will provide a guarantee or other acceptable security of a person with a minimum net worth of $500 million. Initially this guarantee will be provided by BRPI for a period of not less than three years.

        The Energy Revenue Agreement will have other terms that are consistent with the terms of similar agreements in place between the Fund and/or its subsidiaries and subsidiaries of BRPI for a number of the

Fund's facilities. The agreement will have an initial term of 20 years from the Effective Date with automatic renewals for successive 20-year periods unless 180 days before the end of the applicable term (i) both parties agree in writing not to renew the agreement or (ii) BEM LP provides written notice that the agreement shall terminate with respect to one or more facilities five years after the end of the applicable term. The agreement is subject to customary termination provisions in the event of a failure to pay or an insolvency event of BPUSHA or BEM LP. All of BEM LP's payment obligations under the Energy Revenue Agreement will be guaranteed by BRPI.

Power Agency Agreements

        In conjunction with the Energy Revenue Agreement, BEM LP and each of the owners of the BRPI US Facilities subject to the Energy Revenue Agreement will enter into Power Agency Agreements. Under each Power Agency Agreement, BEM LP is appointed as the exclusive agent of the owner in respect of the sales of electricity, the procurement of transmission and other additional services. BEM LP also schedules, dispatches and arranges for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Power Agency Agreement, BEM LP will be entitled to be reimbursed for any third-party costs incurred, but receives no additional fee for its services in connection with the sale of power and for providing the other services.

        The Power Agency Agreements will have other terms that are consistent with the terms of similar agreements in place between the Fund and/or its subsidiaries and subsidiaries of BRPI for a number of the Fund's facilities. Each agreement will have an initial term of 20 years from the Effective Date with automatic renewals for successive 20-year periods unless 180 days before the end of the applicable term (i) both parties agree in writing not to renew the agreement or (ii) BEM LP has provided the owner with the written notice to terminate the Energy Revenue Agreement as it relates to the particular facility five years after the end of the applicable term. The Power Agency Agreements are subject to customary termination provisions in the event of a failure to pay or an insolvency event of the applicable Operating Entity or BEM.

Energy Marketing Agreement

        BEM LP and CanHoldco will enter into an Energy Marketing Agreement on the Effective Date pursuant to which BEM LP will agree to provide energy marketing services to CanHoldco. Under the Energy Marketing Agreement, CanHoldco will appoint BEM LP to provide the following energy marketing services to CanHoldco for our North American power generating facilities:

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  preparing and assisting with compliance with an annual marketing plan which seeks to maximize annual generation, taking into account (among other things) (i) the hydrologic or wind resource available to each power generating facility in a prudent manner having regard to obligations under applicable regulatory authorizations, and (ii) the obligation to operate and maintain the power generating facilities in accordance with prudent industry practice and to protect against harm to human life or property of any person;

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  preparing and assisting with compliance with a risk management policy; and

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  assisting with compliance with the terms of any energy marketing agreement between BEM LP and any subsidiary of CanHoldco holding the power generating facilities.

        Pursuant to the Energy Marketing Agreement, CanHoldco will pay an annual marketing fee, referred to as the "Base Fee", to BEM LP equal to $18 million (subject to increase by a specified inflation factor beginning on January 1, 2013), paid in equal monthly installments. To the extent that any amounts are paid to BEM LP (or one of its Affiliates) under other energy marketing agreements or PPAs between certain of the Operating Entities and BEM LP (or one of its Affiliates) that BEM LP determines are comparable to the Base Fee, the Base Fee will be reduced on a dollar for dollar basis by the comparable amounts.

        The Energy Marketing Agreement has a term of 20 years from the Effective Date. Provided that no event of default relating to BEM LP has occurred and is continuing, the Energy Marketing Agreement will be automatically renewed for successive periods of 20 years unless BEM LP provides CanHoldco with written notice to the contrary at least 180 days prior to the expiry of the applicable term.

        Upon the occurrence of an event of default relating to CanHoldco which has not been remedied, BEM LP may terminate the Energy Marketing Agreement by delivery of a written notice of termination to CanHoldco. An event of default relating to CanHoldco will have occurred if (i) CanHoldco fails to pay any amount which is required to be paid by CanHoldco to BEM LP pursuant to the terms of the Energy Marketing Agreement after 15 days from the due date and after receiving a notice thereof from BEM LP, or (ii) upon certain events relating to the bankruptcy or insolvency of CanHoldco.

        Upon the occurrence of an event of default relating to BEM LP which has not been remedied, CanHoldco may terminate the Energy Marketing Agreement by delivery of a written notice of termination to BEM LP. An event of default relating to BEM LP will have occurred upon certain events relating to the bankruptcy or insolvency of BEM LP.

        The maximum amount of the aggregate liability of BEM LP pursuant to the Energy Marketing Agreement is equal to the fees previously paid pursuant to the Energy Marketing Agreement in the two most recent calendar years by CanHoldco. CanHoldco has agreed to indemnify each of BEM LP, its Affiliates, and any directors, officers, agents, subcontractors, members, partners, shareholders, employees or other representatives of each of the foregoing to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) resulting from, in connection with, or arising out of a breach, omission or contravention of CanHoldco's representations and warranties or its obligations, covenants or responsibilities to be performed or executed under the Energy Marketing Agreement, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud, willful misconduct, gross negligence or, in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

        Our Energy Marketing Agreement does not prohibit BEM LP or its Affiliates from pursuing other business activities that compete directly or indirectly with us. For a description of related aspects of the relationship between Brookfield and CanHoldco, see "— Relationship Agreement".

Development Projects Agreement

        As part of the Combination, we will indirectly acquire a number of development projects in Brazil, Canada and the United States from BRPI. To further align interests and incentivize continued development success with respect to these specific projects, BRPI will receive no up front proceeds on closing for the transfer of these projects, but will be entitled to receive on commercial operation or sale of the projects, in each case if developed or sold in the 25 years following closing, up to 100% of the development costs that it contributed to each project and 50% of the fair market value of the projects in excess of a priority return on each party's invested capital. These amounts will only be payable on projects upon substantial completion or sale of the project. Fair market value means our pro rata percentage of the fair market value of a development project, as determined by the Manager and the independent directors of CanHoldco, on the date on which substantial completion of the development project has been achieved, or, if earlier, the date that the project is sold. With respect to the projects located in Canada and the United States, the Development Projects Agreement provides for the reimbursement of expenses to BRPI for such projects and each project entity and BRPI have entered into a separate Royalty Agreement providing for royalties on each project. With respect to our projects located in Brazil, BRPI subscribed for special shares which contain a redemption feature that provides for the reimbursement of expenses as well as the sharing of the fair market value of a project on projects located in Brazil. These financial arrangements with BRPI will not apply to any future projects.

Contract Amendments

        Each of the Mississagi PPA, the BRPT PPA and GLPL PPA will be amended on the Effective Date to increase the price (from a price that is currently C$69/MWh) to an average of C$88/MWh on a portfolio basis (with the existing inflation-linked price escalation provisions in such agreements). In addition, the term of the Mississagi PPA will be extended to December 1, 2029 and Mississagi Power Trust will be granted the unilateral option to terminate the agreement, on 120 days written notice, at any time between January and July of 2017 and between January and July of 2024. After December 1, 2029, the price under the BRPT PPA and the GLPL PPA will revert back to the original C$69/MWh price (with the existing inflation linked price escalation provisions in such agreements).

Voting Agreement

        BRPI and BREP have determined that it is advisable for BREP to have control over the BRELP General Partner, the BRELP GP LP and BRELP. Accordingly, BREP and BRPI have entered into a voting agreement (the "Voting Agreement") that provides BREP, through our Managing General Partner, with a number of rights.

        Pursuant to the Voting Agreement, BRPI has agreed that any voting rights with respect to the BRELP General Partner, the BRELP GP LP and BRELP will be voted in favor of the election of directors approved by our partnership. For these purposes, our partnership may maintain, from time-to-time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such general guidelines, policies or procedures may be modified by our partnership in its discretion.

        In addition, pursuant to the Voting Agreement, BRPI has also agreed that any voting rights with respect to the BRELP General Partner, the BRELP GP LP and BRELP will be voted in accordance with the direction of our partnership with respect to the approval or rejection of the following matters relating to any such entity, as applicable: (i) any sale of all or substantially all of its assets, (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) any amendment to the limited partnership agreement of the BRELP GP LP or to the Amended and Restated Limited Partnership Agreement of BRELP or (v) any commitment or agreement to do any of the foregoing.

        In addition, pursuant to the Voting Agreement, BRPI has agreed that it will not exercise its right under the limited partnership agreement of the BRELP GP LP to remove BRELP General Partner as the general partner of BRELP GP LP except with the prior consent of our partnership.

        The Voting Agreement terminates (i) at such time that BRPI ceases to own any interest in BRELP, (ii) at such time that the Managing General Partner (or its successors or permitted assigns) involuntarily ceases to be the general partner of our partnership, (iii) at such time that that the BRELP GP LP (or its successors or permitted assigns) involuntarily ceases to be the general partner of BRELP, or (iv) at such time that that the BRELP General Partner (or its successors or permitted assigns) involuntarily ceases to be the general partner of the BRELP GP LP. In addition, we are permitted to terminate the Voting Agreement upon 30 days' notice.

        The Voting Agreement also contains restrictions on transfers of the shares of BRELP General Partner, except that BRPI may transfer shares of BRELP General Partner to any of its Affiliates.

Registration Rights Agreement

        BRPI and BREP will enter into a registration rights agreement (the "Registration Rights Agreement") pursuant to which BREP will agree that, upon the request of BRPI, BREP will file one or more registration statements to register for sale under the 1933 Act, or one or more prospectuses to qualify the distribution in Canada of, any LP Units held by BRPI (including LP Units acquired pursuant to the Redemption Exchange Mechanism). Under the Registration Rights Agreement, BREP will not be required to file a registration statement or a prospectus unless BRPI requests that LP Units having a value of at least $50,000,000 be registered or qualified. In the Registration Rights Agreement BREP will agree to pay expenses in connection with such registration and sales, except for any underwriting discounts or commissions which will be borne by BRPI, and will indemnify BRPI for material misstatements or omissions in the registration statement and/or prospectus.

Agreements Relating to Employees and Pension Plans

        Prior to closing, BRPI and its Affiliates will transfer certain employees located in Canada, the United States and Brazil to entities that will form part of Brookfield Renewable and to other entities within Brookfield. In addition, BRPI and its Affiliates will agree to transfer pension assets in respect of certain of these employees and, in the case of BRPI, certain pension plans to the new employing entities.

Procedure for Exchange of Units

        As the Units trade in the "book entry" system and no certificates have been issued to Non-Registered Holders, no certificates for the LP Units will be issued to beneficial holders following the completion of the Arrangement. See "Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP — Book Based System". Beneficial holders of Units do not need to take any action involving their Units. Unitholders whose Units are held through a broker, securities dealer, bank, trust company or other nominee may wish to contact their nominee with respect to the exchange of their Units for LP Units.

        Following the exchange of all of the Units for the LP Units, pursuant to the Arrangement, BREP will deliver to CDS a certificate evidencing the aggregate number of LP Units issued to former Unitholders. LP Units will only commence trading the third trading day following the Effective Date.

        Ineligible Unitholders who would otherwise receive LP Units in exchange for their Units may, at our sole discretion, have such LP Units issued on their behalf to a selling agent, which shall, as agent for such Ineligible Unitholders (and without liability except for gross negligence or willful misconduct), sell such LP Units on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable brokerage commissions, other expenses and withholding taxes, delivered to such Unitholders. We will have no liability for any such proceeds received or the remittance thereof to such Unitholders.

        The Fund reserves the right to permit the procedure for the exchange of securities pursuant to the Combination to be completed other than as set forth above.

Information for Preferred Shareholders

        If the Preferred Shareholders approve the Arrangement, they will continue to hold the Preferred Shares and no action is required to be taken by them. The Preferred Shares will continue to be listed on the TSX under the new symbol "BEP.PR.A". S&P and DBRS each confirmed that, subject to their review of final documentation, the ratings of the Preferred Shares will not be affected as a result of the proposed Combination. See "Capitalization — Credit Ratings".

Existing Terms of Preferred Shares

        The following is a summary of the principal terms of the Preferred Shares:

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  For the initial five year period commencing on the issue date of the Preferred Shares and ending on and including April 30, 2015 (the "Initial Fixed Rate Period"), the holders of the Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3125 per share.

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  For each five year period after the Initial Fixed Rate Period (each a "Subsequent Fixed Rate Period"), the holders of the Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last day of January, April, July and October during the Subsequent Fixed Rate Period, in an annual amount per share determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by C$25.00. The "Annual Fixed Dividend Rate" for each Subsequent Fixed Rate Period will be equal to the sum of the Government of Canada Yield on the 30th day prior to the first day of such Subsequent Fixed Rate Period plus 2.62%.

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  The holders of Preferred Shares will have the right, at their option, to convert their shares into Class A Preference Shares, Series 2 (the "Series 2 Shares") of BRP Equity on the basis of one Series 2 Share for each Preferred Share, subject to certain conditions, on April 30, 2015 and on April 30 every five years thereafter. The holders of Series 2 Shares will be entitled to receive floating rate cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last day of each Quarterly Floating Rate Period (as defined herein), in the amount per Series 2 Share determined by multiplying the applicable Floating Quarterly Dividend Rate (as defined herein) by C$25.00. The Floating Quarterly Dividend Rate will be equal to the sum of the T Bill Rate (as defined herein) plus 2.62% (calculated on the basis of the actual number of days elapsed in the applicable Quarterly Floating Rate Period divided by 365) determined on the 30th day prior to the first day of the applicable Quarterly Floating Rate Period.

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  The Preferred Shares will not be redeemable by BRP Equity prior to April 30, 2015. On April 30, 2015 and on April 30 every five years thereafter, subject to certain other restrictions, BRP Equity may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem for cash all or any part of the outstanding Preferred Shares for C$25.00 per Preferred Share, in each case together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BRP Equity).

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  The Preferred Shares (and Series 2 Shares) are fully and unconditionally guaranteed by the Fund as to (i) the payment of dividends, as and when declared, (ii) the payment of amounts due on redemption, and (iii) the payment of amounts due on the liquidation, dissolution or winding-up of BRP Equity. As long as the declaration or payment of dividends on the Preferred Shares (or Series 2 Shares) are in arrears, the Fund will not make any distributions on the Units or make any distributions or pay any dividends on equity securities of any successor entity to the Fund. The guarantees by the Fund will be subordinated to all of the debt of the Fund that is not stated to be pari passu or subordinate to the guarantees and will rank senior to the Units.

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  For so long as the Fund's guarantee remains in full force and effect, in the event of the liquidation, dissolution or winding up of the Fund, whether voluntary or involuntary, or any other distribution of assets of the Fund among its Unitholders or, following a conversion to a corporation, the shareholders of the successor, for the purpose of winding up its affairs, the Preferred Shares shall be redeemed by BRP Equity by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity).

        For more information on BRP Equity and the Preferred Shares, see "General Description of Capital Structure — BRP Equity" in the Fund's Annual Information Form, incorporated by reference in this Information Circular.

Changes to Terms of Preferred Shares

        Because the Fund will be wound up as part of the Arrangement, the Arrangement will include the following changes to the terms and conditions of the Preferred Shares, and related agreements, in order to give effect to the Combination:

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  the guarantees of the Preferred Shares currently provided by the Fund will be replaced with similar joint and several guarantees ("New Guarantees") provided by BREP, BRELP, CanHoldco and Bermuda Holdco; the New Guarantees will be subordinated to all debt, liabilities and obligations (including under guarantees) of the guarantors (including the guarantees in respect of the BRPI Bonds) (except only for any such debt, liabilities and obligations that are, by their terms, expressly stated to be pari passu with or subordinate to the obligations owing under or in respect of the Preferred Shares);

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  the New Guarantees will be in substance the same as the existing guarantees except that the termination provision will be amended to provide that the rights, obligations and liabilities of a guarantor will terminate in the event that a guarantor transfers all or substantially all of its assets to another guarantor;

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  the share conditions for the Preferred Shares will be amended so that BRP Equity is required to redeem the Preferred Shares at a price equal to C$25.00 plus accrued and unpaid dividends in the event of the liquidation, dissolution or winding-up of BREP, unless BREP liquidates, dissolves or winds-up into another guarantor; and

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  corresponding amendments will be made to the terms of the Series 2 Shares and the guarantee provided by the Fund of the Series 2 Shares will also be replaced with corresponding joint and several guarantees provided by BREP, BRELP, CanHoldco and Bermuda Holdco.

        The articles of BRP Equity will also be amended pursuant to the Arrangement to provide for a minimum of three and a maximum of 20 directors. The board of directors of BRP Equity will have the authority to change the size of the board and fill vacancies between shareholders' meetings in accordance with, and subject to the restrictions of, the CBCA.

Consequences of Preferred Shareholder Approval not being obtained

        If Preferred Shareholders do not approve the Arrangement, BRPI will have the right to either terminate or proceed with the Arrangement. If BRPI elects to proceed with the Arrangement, on the dissolution of the Fund, all of the Preferred Shares will be redeemed (without notice to the Preferred Shareholders) in accordance with their terms by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity).

Right to Dissent

        The following description of the right to dissent and appraisal to which Dissenting Securityholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Dissenting Securityholder's Securities and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix D and the text of Section 190 of the CBCA, which is attached to this Information Circular as Appendix F. A Dissenting Securityholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of the CBCA, as modified by the Interim Order and the Plan of Arrangement. Failure to strictly comply with the provisions of that section, as modified by the Interim Order and the Plan of Arrangement, and to adhere to the procedures established therein may result in the loss or unavailability of all rights thereunder.

        The Interim Order and the Plan of Arrangement expressly provide Securityholders with the right to dissent from the Arrangement, in the same manner as provided in Section 190 of the CBCA as though, in the case of Unitholders, their Units were shares of a corporation governed by the CBCA, but as modified by the Plan of Arrangement and the Interim Order. Any Securityholder who dissents from the Arrangement in compliance with Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective, to be paid by BREP or BRP Equity, as the case may be, the fair value of the Securities held by such Dissenting Securityholder determined as of the close of business on the last business day before the Preferred Shareholder Resolution or Unitholder Resolution, as applicable, is adopted.

        The Interim Order provides that a Securityholder may only exercise Dissent Rights with respect to all the Securities held by the Securityholder on behalf of any one beneficial owner and registered in the Securityholder's name. Failure to strictly comply with the requirements set forth in Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss or unavailability of any Dissent Rights. Only registered Securityholders may dissent. Persons who are beneficial Securityholders registered in the name of a broker, custodian, nominee or intermediary who wish to dissent should be aware that they may only do so through the registered holder of such Securities. All Securities are registered in the name of CDS & Co. and are held through the beneficial holders' brokers, custodians, nominees or intermediaries. Accordingly, a beneficial Securityholder who wishes to exercise his or her Dissent Rights must make arrangements for the Securities beneficially owned by that Securityholder to be registered in the name of the Securityholder prior to the time the written objection to the Preferred Shareholder Resolution or Unitholder Resolution, as applicable, is required to be received by the Fund, or BRP Equity, as the case may be, or, alternatively, make arrangements for the registered holder of such Securities to dissent on behalf of the Securityholder. In such case, the written objection, described below, should set forth the number of Securities covered by such written objection.

        The Interim Order provides that a Securityholder who wishes to exercise Dissent Rights must, in the case of a Unitholder, provide the Fund with a notice of dissent to the Unitholder Resolution, and in the case of a Preferred Shareholder, provide BRP Equity with a notice of dissent to the Preferred Shareholder Resolution which notices of dissent must be received by the Fund or BRP Equity at 480 Boulevard de la Cité, Gatineau, Québec J8T 8R3, Attention: Secretary, by 4:00 p.m. (Toronto time) on the last business day preceding the Preferred Shareholder Meeting or Unitholder Meeting, as applicable. It is important that Securityholders strictly comply with this requirement and understand that it is different from the statutory dissent provisions of the CBCA which would permit a Notice of Dissent to be provided at or prior to the applicable Meeting. The filing of a Notice of Dissent does not deprive a Securityholder of the right to vote at the applicable Meeting. However, the CBCA provides, in effect, that a Securityholder who has submitted a Notice of Dissent and who votes in favour of the applicable Arrangement Resolution will be deprived of further rights under Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order. A Securityholder need not vote his or her Securities against the applicable Arrangement Resolution in order to dissent. The revocation of a proxy conferring authority on the proxyholder to vote in favour of the applicable Arrangement Resolution does not constitute a Notice of Dissent; however, any proxy granted by a Securityholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the applicable Arrangement Resolution should be validly revoked in order to prevent the proxyholder from voting such Securities in favour of the applicable Arrangement Resolution and thereby causing the Securityholder to forfeit his or her Dissent Rights. The CBCA does not provide, and the Fund and BRP Equity will not assume, that a vote against the applicable Arrangement Resolution constitutes a written objection to such Arrangement Resolution. There is no right of partial dissent and, accordingly, a Dissenting Securityholder may only exercise the right to dissent with respect to all of the Securities held by it on behalf of any one beneficial owner and registered in the name of the Dissenting Securityholder.

        BREP and BRP Equity are required, within 10 days after the Securityholders adopt the applicable Arrangement Resolution, to notify each Dissenting Securityholder, as applicable, that the applicable Arrangement Resolution has been adopted. Such notice is not required to be sent to any Dissenting Securityholder who has voted for the applicable Arrangement Resolution or who has withdrawn his or her Notice of Dissent.

        A Dissenting Securityholder who has not withdrawn his or her Notice of Dissent must then, within 20 days after receipt of notice that the applicable Arrangement Resolution has been adopted or, if the Dissenting Securityholder does not receive such notice, within 20 days after he or she learns that the applicable Arrangement Resolution has been adopted, send to BREP or BRP Equity, as applicable, a demand for payment, containing his or her name and address, the number of Securities in respect of which he or she exercises Dissent Rights, and a demand for payment of the fair value of such Securities. Within 30 days after sending a demand for payment, the Dissenting Securityholder must send to BREP or BRP Equity, as applicable, or BREP's or BRP Equity's transfer agent, as applicable, the certificates representing the Securities in respect of which he or she dissents. A Dissenting Securityholder who fails to send certificates representing the Securities in respect of which he or she dissents forfeits his or her Dissent Rights. BREP or BRP Equity, as applicable, or BREP's or BRP Equity's transfer agent, as applicable, will endorse on any certificate received from a Dissenting Securityholder a notice that the holder is a Dissenting Securityholder and will forthwith return the certificates to the Dissenting Securityholder.

        After sending a Demand for Payment, a Dissenting Securityholder ceases to have any rights as a holder of the Securities in respect of which the Securityholder has dissented, other than the right to be paid the fair value of such Securities as determined under Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, unless: (i) the Dissenting Securityholder withdraws the demand for payment before BREP or BRP Equity, as applicable, makes the offer to pay; (ii) BREP or BRP Equity, as applicable, fails to make a timely Offer to Pay to the Dissenting Securityholder and the Dissenting Securityholder withdraws his or her Demand for Payment; or (iii) the Board of Directors or the Board of Trustees, as the case may be, revokes the applicable Arrangement Resolution, in all of which cases the Dissenting Securityholder's rights as a holder of the Securities in respect of which he or she has dissented are reinstated.

        BREP or BRP Equity, as the case may be, is required, not later than seven days after the later of the Effective Date and the date on which BREP or BRP Equity, as the case may be, receives a Demand for Payment from a Dissenting Securityholder, to send to the Dissenting Securityholder an offer to pay for the Securities in respect of which he or she has dissented in an amount considered by BREP or BRP Equity, as the case may be, to be the fair value thereof, accompanied by a statement showing the manner in which such fair value was determined. Every Offer to Pay must be on the same terms. BREP or BRP Equity, as the case may be, must pay for the Securities of a Dissenting Securityholder within 10 days after an Offer to Pay has been accepted by such Dissenting Securityholder, but any such offer lapses if BREP or BRP Equity does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

        If BREP or BRP Equity, as the case may be, fails to make an Offer to Pay for a Dissenting Securityholder's Securities, or if a Dissenting Securityholder fails to accept an offer which has been made, BREP or BRP Equity, as the case may be, may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Securities of any such Dissenting Securityholder. If BREP or BRP Equity fails to apply to the Court, a Dissenting Securityholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Securityholder is not required to give security for costs in such an application.

        Upon an application to the Court, all Dissenting Securityholders whose Securities have not been purchased by BREP or BRP Equity will be joined as parties and bound by the decision of the Court, and BREP or BRP Equity will be required to notify each affected Dissenting Securityholder of the date, place and consequences of the application and of such Dissenting Securityholder's right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Securityholder who should be joined as a party, and the order will be rendered against BREP or BRP Equity in favour of each Dissenting Securityholder and for the amount of the fair value of his or her Securities as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder from the Effective Date until the date of payment. An application by either BREP or BRP Equity, or a Dissenting Securityholder, must be made to the Court.

        BREP or BRP Equity, as the case may be, shall not make a payment to a Dissenting Securityholder under Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, if there are reasonable grounds for believing that it is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities. In such event, BREP or BRP Equity shall, within 10 days after the pronouncement of an order rendered against BREP or BRP Equity in favour of each Dissenting Securityholder and for the amount of the fair value of his or her securities as fixed by the Court, notify each Dissenting Securityholder that it is lawfully unable to pay Dissenting Securityholders for their Securities in which case the Dissenting Securityholder may, by written notice to BREP or BRP Equity within 30 days after receipt of such notice, withdraw his or her Notice of Dissent, in which case such Securityholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Securityholder. If the Dissenting Securityholder does not withdraw his or her Notice of Dissent he or she will retain his or her status as a claimant against BREP or BRP Equity, as the case may be, to be paid as soon as it is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors but in priority to the Securityholders.

        All Securities held by Securityholders who exercise their Dissent Rights will, if such holders are ultimately entitled to be paid the fair value thereof, be deemed to have been transferred to BREP or BRP Equity, as the case may be, in exchange for such fair value as of the Effective Date and such Securities so transferred shall be cancelled in accordance with the Plan of Arrangement. If such Securityholders ultimately are not entitled to be paid the fair value for such Securities, such Securityholders will be deemed to have participated in the Arrangement on the same basis as non-dissenting Securityholders.

        The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of his or her Securities. Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, requires adherence to the procedures established therein and failure to do so may result in the loss or unavailability of all rights thereunder. Accordingly, each Dissenting Securityholder who might desire to exercise Dissent Rights should carefully consider and comply with the provisions of that section, the Interim Order and the Plan of Arrangement the full texts of which are set out in Appendix D and Appendix C, respectively, to this Information Circular, and consult their own legal advisor. For a general summary of certain Canadian federal income tax implications to a Dissenting Securityholder, see "Certain Canadian Federal Income Tax Considerations — Exercise of Dissent Rights".

Interests of Certain Persons or Companies in the Combination

        As of September 15, 2011, the Board of Trustees, the Board of Directors and the executive officers of the Fund and BRP Equity and their respective associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 91,090 Units and 1,800 Preferred Shares, representing less than 1% of the outstanding Units and less than 1% of the outstanding Preferred Shares, respectively. The Combination will not result in any change of control, termination or other payments being made to any directors, officers or employees of the Fund or its subsidiaries pursuant to employment, change of control or similar agreements.

        Immediately after giving effect to the Arrangement, it is anticipated that the current Board of Trustees, the directors of BRP Equity and the officers of the Fund and BRP Equity and their respective associates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 91,090 LP Units, representing less than 1% of the outstanding LP Units, and an aggregate of approximately 1,800 Preferred Shares, representing less than 1% of the outstanding Preferred Shares.

        BRPI owns approximately 34% of the outstanding Units, on a fully exchanged basis. Immediately after giving effect to the Combination, BRPI will own a 73% interest in Brookfield Renewable (on a fully exchanged basis) and including all of the outstanding securities of the general partner of BREP and BRELP. In addition, subsidiaries of BRPI will be appointed as Manager under the Master Services Agreement and will provide services under the Energy Marketing Agreement.

        None of the principal holders of Units or Preferred Shares or any of the Trustees, executive officers or directors of the Fund, the Administrator, or BRP Equity or former Trustees, former executive officers or former directors of the Fund, the Administrator or BRP Equity, or any associate or Affiliate of any of the foregoing persons, has or has had any material interest in the matters to be acted upon at the Meetings or in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, the Fund or any of its Affiliates, except as disclosed above or elsewhere in this Information Circular, including under the headings "Related Party Transactions" and "Interest of Management and Others in Material Transactions" or in the documents incorporated herein by reference.

Expenses of the Combination

        The estimated costs to be incurred by the Fund and BRP Equity with respect to the Combination and related matters including, without limitation, financial advisory, accounting and legal fees, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate to approximately $20 million. If the Arrangement is completed, these costs will be borne by Brookfield Renewable. If the Arrangement is not completed, BRPI and the Fund will each bear their own expenses, estimated to be approximately $10 million and $10 million, respectively.

Securities Law Matters

Canada

        All securities to be issued under the Combination, including the LP Units to the Unitholders, will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and, following completion of the Combination, the LP Units will generally be "freely tradable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada.

United States

        All securities to be issued under the Combination, including the LP Units to the Unitholders, have not been and will not be registered under the 1933 Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the 1933 Act as set forth in Section 3(a)(10) thereof and only to the extent that corresponding exemptions from the registration or qualification requirements of state "blue sky" securities laws are available. The LP Units will not be listed for trading on any United States stock exchange on or prior to closing of the Arrangement. Following completion of the Combination, we intend to apply to have the LP Units listed for trading on the NYSE. Section 3(a)(10) of the 1933 Act exempts the issuance of certain securities exchanged for one or more outstanding securities from the registration requirements of the 1933 Act where, among other things, the fairness of the terms and conditions of the exchange of such securities have been approved by certain courts after a hearing upon the fairness of the terms and conditions of the exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized pursuant to applicable Canadian law to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court will be advised that if the terms and conditions of the Arrangement are approved by the Court pursuant to the Final Order, the securities to be issued pursuant to the Arrangement will not require registration under the 1933 Act pursuant to Section 3(a)(10) thereof. Therefore, if the Court approves the Plan of Arrangement, its approval will constitute the basis for the securities to be issued without registration under the 1933 Act. The Arrangement will only be effective if approved by the Court. The Court granted the Interim Order on October 5, 2011 and, subject to the approval of the Arrangement by Unitholders, a hearing on the Arrangement is expected to be held on November 22, 2011 by the Court.

        The securities to be issued under the Arrangement will generally not be "restricted securities" (as such term is defined in Rule 144 under the 1933 Act) in the United States, unless those securities are issued to persons who are "affiliates" (as such term is defined in Rule 144 under the 1933 Act) of the issuer of such securities (or were "affiliates" of the issuer of such securities within 90 days before the Effective Time). Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

        Any resale of such securities by such an "affiliate" is subject to the registration requirements of the 1933 Act, and must accordingly be made pursuant to an effective registration statement or in a transaction exempt from registration. Subject to certain limitations, such "affiliates" may immediately resell such securities outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act. With respect to transactions inside the United States, Rule 144 under the 1933 Act generally provides that such "affiliates" may not sell the securities received pursuant to the Arrangement on an unregistered basis except in accordance with certain volume, current public information and manner of sale limitations set out in Rule 144 under the 1933 Act. These limitations generally require that any sales made by an "affiliate" in any three-month period not exceed the greater of 1% of the outstanding securities or, if such securities are listed on a United States securities exchange (such as the NYSE or NASDAQ), the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market "brokers' transactions" (as such term is defined in Rule 144 under the 1933 Act) at times when certain information specified by Rule 144 under the 1933 Act is publicly available with respect to the issuer of such securities.

        The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the securities received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Experts

        Certain legal matters relating to the Combination are to be passed upon by Torys LLP, on behalf of BRPI and BREP. Based on securityholdings as of September 30, 2011, the partners and associates of Torys LLP, beneficially owned, directly or indirectly, less than 1% of the outstanding securities of the Fund and BRP Equity.

        Deloitte & Touche LLP, the external auditor for each of the Fund, BRP Equity and BRPI, is independent of the Fund, BRP Equity and BRPI in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

        Ernst & Young LLP, the external auditor for BREP, is independent of BREP in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

        CIBC World Markets Inc. is named in the Information Circular as having prepared the Formal Valuation and Fairness Opinion. CIBC World Markets Inc. prepared the Formal Valuation and Fairness Opinion in connection with the Combination. To the Fund's and BRP Equity's knowledge, as of September 30, 2011, no registered or beneficial interest, direct or indirect, in any property of the Fund, BRP Equity or of one of their associates or Affiliates: (i) was held by CIBC World Markets Inc. or a "designated professional" (as such term is defined in item 16.2 of Form 51-102F2 — Annual Information Form) of CIBC World Markets Inc. when CIBC World Markets Inc. prepared the Formal Valuation and Fairness Opinion; (ii) was received by CIBC World Markets Inc. or a "designated professional" of CIBC World Markets Inc. after CIBC World Markets Inc. prepared the Formal Valuation and Fairness Opinion; or (iii) is to be received by CIBC World Markets Inc. or a "designated professional of CIBC World Markets Inc.". To the knowledge of the Fund and BRP Equity, as of September 30, 2011, the interest of CIBC World Markets Inc. and each designated professional of CIBC World Markets Inc. in securities of the Fund and BRP Equity represents less than 1% of the outstanding securities of the Fund or BRP Equity.

        The Independent Committee retained Hatch Ltd. to prepare the Hatch Report with respect to the BRPI Assets. Hatch Ltd.'s scope of services was to perform a technical due diligence assessment of (a) the general condition of the BRPI Assets; (b) the production and performance capabilities of the BRPI Assets, including the ability of the BRPI Assets to provide energy at forecasted levels for the period between 2011 and 2030; and (c) the adequacy of the capital, operating expenditures and major maintenance programs for the BRPI Assets associated with maintaining a reliable supply of energy over the twenty year period of the operating plan. The scope of services also included an assessment of environmental constraints and compliance, an assessment of dam safety issues associated with the hydroelectric BRPI Assets and a review of the appropriateness of the planned operating and capital expenditures associated with maintaining the BRPI Assets so that they are capable of generating a reliable supply of energy over the twenty year period of the operating plan. To the Fund's and BRP Equity's knowledge, as of September 30, 2011, no registered or beneficial interest, direct or indirect, in any property of the Fund, BRP Equity or of one of their associates or Affiliates: (i) was held by Hatch Ltd. or a "designated professional" (as such term is defined in item 16.2 of Form 51-102F2 — Annual Information Form) of Hatch Ltd. when Hatch Ltd. prepared the Hatch Report; (ii) was received by Hatch Ltd. or a "designated professional" of Hatch Ltd. after Hatch Ltd. prepared the Hatch Report; or (iii) is to be received by Hatch Ltd. or a "designated professional" of Hatch Ltd. To the knowledge of the Fund and BRP Equity, as of September 30, 2011, the interest of Hatch Ltd. and each designated professional of Hatch Ltd. in securities of the Fund and BRP Equity represents less than 1% of the outstanding securities of the Fund or BRP Equity.

        None of the aforementioned persons is or is expected to be elected, appointed or employed as a director, officer or employee of BREP or of any associate or Affiliate of BREP.

 STRUCTURE OF BROOKFIELD RENEWABLE

Our Partnership

        Our partnership is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Exempted Partnerships Act 1992 of Bermuda and the Limited Partnership Act 1883 of Bermuda. Our registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda, our head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and our telephone number at our head office is +1.441.295.1443. Our partnership was established by Brookfield to serve as the primary vehicle through which Brookfield will acquire renewable power assets on a global basis. As of the date hereof, our partnership has minimal assets and no operations and does not own any real property.

        Our partnership and its related entities will own and operate certain renewable power assets on a global basis. Currently, our partnership's sole material asset is its limited partnership interest in BRELP. Upon the completion of the Combination, we will own all of the assets of the Fund and all of the other renewable power assets of BRPI, located in Canada, the United States and Brazil. Our partnership anticipates that the only distributions that it will receive in respect of our partnership's limited partnership interests in BRELP will consist of amounts that are intended to assist our partnership in making distributions to our LP Unitholders in accordance with our partnership's distribution policy and to allow our partnership to pay expenses as they become due. The declaration and payment of cash distributions by our partnership is at the discretion of our Managing General Partner which is not required to make such distributions and our partnership cannot assure you that it will make such distributions as intended.

Our Organizational Structure

        The chart below presents a summary of our ownership and organizational structure immediately following the completion of the Arrangement, assuming that Preferred Shareholders approve the Arrangement and Bondholders approve the assumption of the BRPI Bonds. Please note that on this chart all interests are 100% unless otherwise indicated and "GP Interest" denotes a general partnership interest and "LP Interest" denotes a limited partnership interest. Upon the completion of the Arrangement, our sole material asset will be a 50.1% limited partnership interest in BRELP. BRPI will hold the remaining 48.9% limited partnership interest in BRELP, a 46.1% limited partnership interest in our partnership and a 0.01% and 1% general partnership interest in the BREP and BRELP general partners, respectively, for an aggregate 73% ownership interest in Brookfield Renewable (on a fully exchanged basis). BRPI's 1% general partnership interest in BRELP, will entitle it to receive incentive distributions linked to the growth of BRELP's distributions. This chart should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under "Information Concerning the Fund", "Governance" and "Related Party Transactions".

(1)
BRPI's general partner interest is held through the Managing General Partner, an Ontario corporation that is wholly-owned by BRPI.

(2)
BRPI's general partner interest is held through BRELP GP LP, a Bermuda limited partnership, the sole general partner of which is the BRELP General Partner, an Ontario corporation that is wholly-owned by BRPI, and the sole limited partner of which is BRPI.

(3)
BRPI's limited partnership interest in BRELP is redeemable for cash or exchangeable for LP Units in accordance with the Redemption-Exchange Mechanism, which could result in BRPI eventually owning approximately 73% of Brookfield Renewable on a fully exchanged basis, including its interest in the Managing General Partner and BRELP GP LP. See "Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism".

(4)
BRPI will provide an aggregate of $5 million of working capital to Bermuda Holdco through a subscription for shares. See "Structure of Brookfield Renewable — BRELP and the Holding Entities". In addition, BRPI will hold special shares the redemption price of which will be tied to the successful development of projects in Brazil. See "The Combination — Combination Agreement — Ancillary Agreements — Development Projects Agreement".

(5)
Subject to Bondholder approval, Finco will be substituted for BRPI as the issuer of the BRPI Bonds and BRPI will be released from the obligations relating to the BRPI Bonds, and BREP, BRELP, CanHoldco and Bermuda Holdco will provide joint and several guarantees of the BRPI Bonds. Absent such Bondholder approval, Finco will contractually assume the obligations of BRPI (and BREP, BRELP, CanHoldco and Bermuda Holdco will each guarantee Finco's obligations to BRPI) under the BRPI Bonds and the trust indenture pursuant to which BRPI issued the BRPI Bonds, but BRPI will remain the issuer of the BRPI Bonds.

(6)
If the Arrangement is approved by holders of not less than two-thirds of votes cast by Preferred Shareholders, the Preferred Shares will remain outstanding on closing of the Arrangement and the existing guarantee by the Fund will be replaced by joint and several guarantees by each of BREP, BRELP, CanHoldco and Bermuda Holdco, which guarantees will be subordinate to the guarantees of the BRPI Bonds. If Preferred Shareholders do not approve the Arrangement, BRPI will have the right to terminate the Arrangement. If BRPI elects to proceed with the Arrangement, all of the Preferred Shares will be redeemed in accordance with their terms. See "The Combination — Effect of the Combination on Preferred Shareholders".

Our Manager and Brookfield

        The Service Recipients have engaged the Manager, an Affiliate of Brookfield, to provide them with management and administration services pursuant to the Master Services Agreement. See "Our Manager" and "Management and Our Master Services Agreement" for more information on Brookfield and these arrangements.

Our Managing General Partner

        Our Managing General Partner serves as our partnership's general partner and has sole authority for the management and control of our partnership, which is exercised exclusively by its board of directors. Our partnership's only interest in BRELP consists of limited partnership interests in BRELP, which by law do not entitle the holders thereof to participate in partnership decisions. Pursuant to the Voting Agreement, however, BREP, through our Managing General Partner, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of the BRELP General Partner. See "Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP" and "Related Party Transactions — Voting Agreement".

BRELP and the Holding Entities

        Our partnership indirectly holds its interests in Operating Entities through BRELP and through CanHoldco, Bermuda Holdco and the Holding Entities. BRELP owns all of the common shares of the Holding Entities. BRPI will provide an aggregate of $5 million of working capital to Bermuda Holdco through a subscription for shares of Bermuda Holdco. These shares will be entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of Bermuda Holdco and will be redeemable at the option of Bermuda Holdco, subject to certain limitations, at any time after the tenth anniversary of their issuance. The shares will not be entitled to vote, except as required by law.

BRELP GP LP and the BRELP General Partner

        The BRELP GP LP serves as the general partner of BRELP and has sole authority for the management and control of BRELP. The general partner of the BRELP GP LP is the BRELP General Partner, a corporation owned indirectly by BRPI but controlled by our partnership, through our Managing General Partner, pursuant to the Voting Agreement. See "Related Party Transactions — Voting Agreement". The BRELP GP LP is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interests of BRELP. See "Related Party Transactions — Incentive Distributions".

        See also the information contained under the headings "Risk Factors — Risks Relating to the Combination and BREP", "Risk Factors — Risks Relating to our Relationship with Brookfield", "Governance", "Management and Our Master Services Agreement", "Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP", "Description of the Amended and Restated Limited Partnership Agreement of BRELP" and "Principal LP Unitholders".

BRP Equity

        BRP Equity is an indirect wholly-owned subsidiary of the Fund incorporated under the CBCA on February 10, 2010. Other than a loan to an Affiliate, BRP Equity has no significant assets or liabilities, no subsidiaries and no operations of its own. At closing, unless the Preferred Shares are redeemed, BRP Equity will have outstanding 10 million Preferred Shares, guaranteed by BREP, BRELP, CanHoldco and Bermuda Holdco.

Inter-Corporate Relationships

        The following table provides the name, the percentage of voting securities to be owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our main subsidiaries after giving effect to the Combination.

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities Owned or Controlled
Bear Swamp Power Company, LLC	Delaware	50.0%
Beaver Power Corporation	Ontario	100.0%
Brassua Hydroelectric Limited Partnership	Maine	100.0%
Brookfield BRP Canada Corp.	Alberta	100.0%
Brookfield BRP Holdings (Canada) Inc.	Ontario	100.0%
Brookfield BRP Holdings (US) Inc.	Delaware	100.0%
Brookfield Energia Renovável S.A.	Brazil	100.0%
Brookfield Power US Holding America Co.	Delaware	100.0%
Brookfield Power Wind Prince L.P.	Ontario	100.0%
Brookfield Renewable Energy L.P.	Bermuda	100.0%
Brookfield Renewable Power Preferred Equity Inc.	Canada	100.0%
BRP Bermuda Holdings I Limited	Bermuda	100.0%
BRP Finance ULC	Alberta	100.0%
Carmichael Limited Partnership	Ontario	100.0%
Carr Street Generating Station, L.P.	Delaware	100.0%
Catalyst Old River Hydroelectric Limited Partnership	Louisiana	75.0%	(1)
Comber Wind Limited Partnership	Ontario	100.0%
Erie Boulevard Hydropower, L.P.	Delaware	100.0%
Errol Hydroelectric Co. LLC	New Hampshire	100.0%
Gosfield Wind Limited Partnership	Ontario	100.0%
Great Lakes Hydro America LLC	Delaware	100.0%
Great Lakes Power Limited	Ontario	100.0%
Hydro-Pontiac Inc.	Québec	100.0%
Itiquira Energetica S.A.	Brazil	100.0%
Lake Superior Power Limited Partnership	Ontario	100.0%
Lièvre Power L.P.	Québec	100.0%
Mississagi Power Trust	Québec	100.0%
Pingston Creek Hydro Joint Venture	British Columbia	50.0%
Pontook Operating Limited Partnership	New Hampshire	100.0%
Powell River Energy Inc.	Canada	49.9%
Rumford Falls Hydro, LLC	Delaware	100.0%
Twin Cities Hydro, LLC	Delaware	100.0%
Valemount Hydro Limited Partnership	British Columbia	100.0%
Valerie Falls Limited Partnership	Ontario	100.0%

(1)
Represents a residual economic non-voting interest.

 GOVERNANCE

Board of Directors

        As required by law, the Amended and Restated Limited Partnership Agreement of BREP provides for the management and control of our partnership by a general partner rather than a board of directors and officers. Our Managing General Partner, which is a wholly-owned subsidiary of BRPI, serves as our partnership's general partner and has a board of directors. Our Managing General Partner has no executive officers. Our Managing General Partner has sole responsibility and authority for the central management and control of our partnership, which is exercised through its board of directors. The directors of our Managing General Partner each serve as a director until a successor is appointed to replace them.

        The board of directors will initially be comprised of six directors, the majority of whom will be independent. The following table presents certain information concerning members of the board of directors of our Managing General Partner as of the date of completion of the Arrangement. We intend to appoint a seventh director to the board of our Managing General Partner on or following closing.

Name	Country of Residence	Position with the Managing General Partner	Principal Occupation
Jeffrey Blidner	Canada	Chair	Senior Managing Partner of Brookfield Asset Management
Eleazar de Carvalho Filho	Brazil	Director	Corporate Director
John Van Egmond	United States	Director	Financial consultant, Ozona Corporation
David Mann	Canada	Director	Counsel, Cox & Palmer
Lou Maroun	Bermuda	Director	Executive Chairman of Real Estate Advisors/Signa Capital Corporation
Patricia Zuccotti	United States	Director	Corporate Director

        Jeffrey Blidner.    Jeffrey is the Chair of the board of directors of our Managing General Partner. Jeffrey is a Senior Managing Partner of Brookfield Asset Management and is responsible for strategic planning and transaction execution. He is also a director of a number of Brookfield companies in Australia, New Zealand, Europe and Canada. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at Goodman & Carr LLP, a Toronto-based law firm. Jeffrey received his LL.B from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist in 1974.

        Eleazar de Carvalho Filho.    Eleazar is a Director of our Managing General Partner. Eleazar was formerly the President and Managing Director of the Brazilian National Development Bank and has served as the Chief Executive Officer for Unibanco Investment Bank. He is a founding partner of Iposeira Capital, established in 2003 as an independent advisory and asset management company, as well as Virtus BR Partners. From 2006 to 2011, Eleazar served as the non-executive Chairman of BHP Billiton Brazil. He also served on the Board of Directors of Petrobras, Eletrobrás and Vale, among others. Eleazar is currently a director of FMC Technologies, Inc., President of the Board of Trustees of the Brazilian Symphony Orchestra and is also a member of the Chairman's International Advisory Council of the Americas Society. Born in Sao Paulo, Eleazar holds a Master of Arts in International Relations from The Johns Hopkins University in Washington, D.C. and a Bachelor of Arts with a major in Economics from New York University.

        John Van Egmond.    John is a Director of our Managing General Partner. John is presently a financial consultant with Ozona Corporation in Tucson, Arizona. Prior to this role, he was the acting President and CEO and Director of Wilshire Technologies, Inc. (located in Carlsbad, California) where he was responsible for all financial, operational, sales and marketing and human resource functions. John is the past President of Century Power Corporation, an independent power producer based in Tucson, Arizona. John is a Certified Public Accountant and received a Bachelor of Science in accounting in 1972 from Montana State University.

        David Mann.    David is a Director of our Managing General Partner. David formerly served as Vice Chairman (2004-2005) and President and Chief Executive Officer (1996-2004) of Emera Inc., a TSX listed energy and services company that invests in electrical generation, transmission and distribution. David currently serves as Counsel at Cox & Palmer and has over 30 years of experience in the practice of corporate and commercial law, with a particular emphasis on corporate finance and public utility regulation. He also serves as Chairman of the Logistec Corporation and is the Audit Committee Chairman for the New Growth Corporation, Timber Corp., and Allbanc Split Corp II. In addition, David is a member of the Advisory Council for the Atlantic Institute for Market Studies. David holds a Bachelor of Commerce and a Bachelor of Laws from Dalhousie University and a Master of Laws from the University of London, England.

        Lou Maroun.    Lou is a Director of our Managing General Partner. Lou is also a Director of Brookfield Infrastructure Partners L.P. and is the Founder and Executive Chairman of Real Estate Advisors/Sigma Capital Corporation, which specializes in international real estate advisory. Prior to this role, Lou was the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Lou graduated from the University of New Brunswick in 1972 with a Bachelor's degree, majoring in psychology.

        Patricia Zuccotti.    Patricia is a Director of our Managing General Partner. Patricia served as Senior Vice President, Chief Accounting and Controller of Expedia, Inc. from October 2005 to September 2011. Prior to joining Expedia, Patricia was the Director, Enterprise Risk Services of Deloitte & Touche LLP from June 2003 until October 2005. Patricia is a Certified Public Accountant and received her Master's in Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.

Compensation

        Our Managing General Partner pays each of its directors $60,000 per year for serving on its board of directors and various board committees. The Managing General Partner pays the chairperson/lead director of the board of directors an additional $35,000 per year and each chairperson of the committees of the board of directors an additional $10,000 ($20,000 for the chairperson of the Audit Committee). Only those directors who are not employed by Brookfield or its affiliates are entitled to receive compensation for acting as a director of the Managing General Partner.

        We believe that directors of our Managing General Partner can better represent LP Unitholders if they are LP Unitholders themselves. Accordingly, within five years of joining the board, directors of our Managing General Partner will be required to hold sufficient LP Units such that either the acquisition cost or current market value is equal to at least two times their annual retainer, as established by the board. This minimum ownership requirement is currently $120,000. We consider this minimum ownership requirement to be consistent with best practices.

        Our Managing General Partner does not have any employees. We have entered into a Master Services Agreement with the Manager pursuant to which the Manager and certain other Affiliates of Brookfield provide or arrange for other service providers to provide day-to-day management and administrative services for our partnership, BRELP and the Holding Entities. The fees payable under the Master Service Agreement are set forth under "Management and Our Master Services Agreement — Our Master Services Agreement — Management Fee". In addition, Brookfield is entitled to receive incentive distributions from BRELP described under "Related Party Transactions — Incentive Distributions".

        Pursuant to the Master Service Agreement, members of Brookfield's senior management and other individuals from Brookfield's global Affiliates are drawn upon to fulfill obligations under the Master Service Agreement. However, these individuals, including the Brookfield employees identified under "Management and Our Master Services Agreement", are not compensated by our partnership or our Managing General Partner. Instead, they will continue to be compensated by Brookfield. These individuals are not directors or officers of the partnership or our Managing General Partner.

Board Practices

Board structure, practices and committees

        The structure, practices and committees of our Managing General Partner's board of directors, including matters relating to the size, independence and composition of the board of directors, the election and removal of directors, requirements relating to board action and the powers delegated to board committees, are governed by our Managing General Partner's by-laws. Our Managing General Partner's board of directors will be responsible for exercising the management, control, power and authority of the Managing General Partner except as required by applicable law or the by-laws of the Managing General Partner. The following is a summary of certain provisions of those by-laws that affect our partnership's governance.

Size, independence and composition of the Board of Directors

        Our Managing General Partner's board of directors is currently set at six directors. On or following closing, we intend to appoint a seventh director. The board may consist of between three and 11 directors or such other number of directors as may be determined from time-to-time by a resolution of our Managing General Partner's shareholders and subject to its by-laws. At least three directors and at least a majority of the directors holding office must be independent of our Managing General Partner and Brookfield, as determined by the full board of directors using the standards for independence established under applicable securities laws.

        If the death, resignation or removal of an independent director results in the board of directors consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, the board of directors may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office. In addition, our Managing General Partner's by-laws provide that not more than 50% of the directors (as a group) or the independent directors (as a group) may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

Election and removal of Directors

        Our Managing General Partner's board of directors was appointed by its sole shareholder and each of its current directors will serve until the close of the next annual meeting of shareholders of our Managing General Partner or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the board of directors may be filled and additional directors may be added by a resolution of our Managing General Partner's shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by our Managing General Partner's shareholders or, if the director has been absent without leave from three consecutive meetings of the board of directors, by a written resolution requesting resignation signed by all other directors then holding office. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

Action by the Board of Directors

        Our Managing General Partner's board of directors may take action in a duly convened meeting at which a quorum is present or by a written resolution signed by all directors then holding office. Our Managing General Partners' board of directors holds a minimum of four meetings per year. When action is to be taken at a meeting of the board of directors, the affirmative vote of a majority of the votes cast is required for any action to be taken.

Transactions requiring approval by independent Directors

        Our Managing General Partner's independent directors are expected to approve the Conflicts Policy which addresses the approval and other requirements for transactions in which there is potential for a conflict of interest to arise. Neither the Fund nor the Independent Committee have reviewed the Conflicts Policy. These transactions include, but are not limited to:

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  the dissolution of BRELP;

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  any material amendment to the Master Services Agreement, the Amended and Restated Limited Partnership Agreement of BRELP or the Amended and Restated Limited Partnership Agreement of BREP;

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  any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement;

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  subject to certain exceptions, acquisitions by us from, and dispositions by us to, Brookfield;

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  subject to certain exceptions, any other material transaction involving us and Brookfield; and

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  termination of, or any determinations regarding indemnification under, the Master Services Agreement.

        Our Conflicts Policy requires the transactions described above to be approved by a majority of our Managing General Partner's independent directors. Pursuant to our Conflicts Policy, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. The Conflicts Policy can be amended at the discretion of the Managing General Partner. See "Related Party Transactions — Conflicts of Interest and Fiduciary Duties".

Transactions in which a Director has an interest

        A director who directly or indirectly has an interest in a contract, transaction or arrangement with our Managing General Partner, our partnership or certain of our Affiliates is required to disclose the nature of his or her interest to the full board of directors. Such disclosure may generally take the form of a general notice given to the board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement made with that company or firm or its Affiliates after the date of the notice. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and any transaction approved by the board of directors will not be void or voidable solely because the director was present at or participated in the meeting in which the approval was given provided that the board of directors or a board committee authorizes the transaction in good faith after the director's interest has been disclosed or the transaction is fair to our Managing General Partner and our partnership at the time it is approved.

Service Contracts

        There are no service contracts with directors that provide benefit upon termination of office or services.

Audit Committee

        Our Managing General Partner's board of directors will be required to establish and maintain at all times an audit committee that operates pursuant to a written charter. The audit committee will be required to consist solely of independent directors and each member must be financially literate and there will be at least one member designated as an audit committee financial expert. Not more than 50% of the audit committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

        The audit committee will be responsible for assisting and advising our Managing General Partner's board of directors with matters relating to:

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  our accounting and financial reporting processes;

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  the integrity and audits of our financial statements;

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  our compliance with legal and regulatory requirements; and

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  the qualifications, performance and independence of our independent accountants.

        The audit committee will also be responsible for engaging our independent auditors, reviewing the plans and results of each audit engagement with our independent auditors, approving professional services provided by our independent auditors, considering the range of audit and non-audit fees charged by our independent auditors and reviewing the adequacy of our internal accounting controls.

Nominating and Governance Committee

        Our Managing General Partner's board of directors will be required to establish and maintain at all times a nominating and governance committee that operates pursuant to a written charter. The nominating and governance committee will be required to consist entirely of independent directors and not more than 50% of the nominating and corporate governance committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

        The nominating and governance committee will be responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by our Managing General Partner's shareholders. The nominating and governance committee will also be responsible for assisting and advising our Managing General Partner's board of directors with respect to matters relating to the general operation of the board of directors, our partnership's governance, the governance of our Managing General Partner and the performance of its board of directors and individual directors.

Compensation Committee

        Our Managing General Partner's board of directors will be required to establish and maintain at all times a compensation committee that operates pursuant to a written charter. The compensation committee will be required to consist solely of independent directors. Not more than 50% of the compensation committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

        The compensation committee will be responsible for reviewing and making recommendations to the board of directors of the Managing General Partner concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement.

Indemnification and limitations on liability

The Amended and Restated Limited Partnership Agreement of BREP

        Bermuda law permits the partnership agreement of a limited partnership, such as our partnership, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that Bermuda law prohibits indemnification against personal liability that may be imposed under specific provisions of Bermuda law. Bermuda law also permits a partnership to pay or reimburse an indemnified person's expenses in advance of a final disposition of a proceeding for which indemnification is sought. See "Description of Our LP Units and The Amended and Restated Limited Partnership Agreement of BREP — Indemnification; Limitations on Liability" for a description of the indemnification arrangements in place under the Amended and Restated Limited Partnership Agreement of BREP.

Our Managing General Partner's by-laws

        Ontario law permits a company, such as our Managing General Partner, to provide for the indemnification of its officers and directors (current and former), or another individual who acts or acted at the company's request as a director or officer, or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or to satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the company or other entity, except where the individual did not act honestly and in good faith and except where the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty where the individual did not have reasonable grounds for believing that its conduct was lawful.

        Under our Managing General Partner's by-laws, our Managing General Partner is required to indemnify, to the fullest extent permitted by law, its Affiliates, directors, officers, resident representative, shareholders and employees, any person who serves on a Governing Body of BRELP or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our partnership's investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our Managing General Partner's by-laws, (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. Our Managing General Partner's by-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Insurance

        Our partnership intends to obtain insurance coverage prior to the completion of the Combination under which the directors of our Managing General Partner are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors by reason of any acts or omissions covered under the policy in their respective capacities as directors of our Managing General Partner, including certain liabilities under securities laws.

Governance of BRELP

        Initially, the board of directors of the BRELP General Partner will be identical to the board of directors of our Managing General Partner and will have substantially similar governance arrangements as our partnership.

Change to Managing General Partner

        Prior to the end of BREP's first fiscal period, we expect that a Bermuda company, wholly-owned by BRPI, will become the general partner of BREP, and that the above discussion on governance will apply equally to such Bermuda company.

Change to BRELP General Partner

        Prior to the end of BRELP's first fiscal period, we expect that a Bermuda company, wholly-owned by BRPI, will become the general partner of BRELP GP LP, and that the above discussion on governance will apply equally to such Bermuda company.

Corporate Cease Trade Orders or Bankruptcies

        To the knowledge of the Fund, within the past 10 years, no proposed directors or executive officers of our Managing General Partner or the Manager have (a) served as a director, chief executive officer or chief financial officer of any company that was subject to a "cease trade" or similar order, or an order denying the relevant company access to any exemption under securities legislation, which remained in effect for more than 30 consecutive days, and that was issued (i) while the proposed nominee was acting as director, chief executive officer or chief financial officer, or (ii) after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed nominee was a director, chief executive officer or chief financial officer, (b) served as a director or executive officer of any company that, while the proposed nominee was acting in that capacity, or within a year after the proposed nominee ceased to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the company's assets, except Mr. de Carvalho Filho, or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets. Mr. de Carvalho Filho was a director of Varig S.A. — Vição Aérea Rio-Grandense ("Varig") from May 7, 2005 to November 18, 2005. On June 17, 2005, Varig applied for a grant of judicial recovery with a view to restructuring payments to its creditors. On August 20, 2010, Varig was declared bankrupt. The bankruptcy proceedings are still underway.

Penalties or Sanctions

        To the knowledge of the Fund, no proposed director or executive officer of our Managing General Partner or the Manager, nor any personal holding company thereof owned or controlled by them, (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

        To the knowledge of the Fund, within the past ten years, no proposed director or executive officer of our Managing General Partner or the Manager, nor any personal holding company thereof owned or controlled by them, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets or the assets of his or her holding company.

MANAGEMENT AND OUR MASTER SERVICES AGREEMENT

Our Management

        Our Managing General Partner does not have any employees. Instead, members of Brookfield's senior management and other individuals from Brookfield's global Affiliates are drawn upon to fulfill the Manager's obligations to provide us with management services under our Master Services Agreement. Brookfield is a global alternative asset manager with approximately $150 billion in assets under management. It has over a 100-year history of owning and operating assets with a focus on real estate, infrastructure, power and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a distinct competitive advantage in the markets where it operates. Brookfield Asset Management is co-listed on the NYSE and the TSX under the symbol BAM and on NYSE Euronext under the symbol BAMA.

        The following table presents certain information concerning the proposed core senior management team that is principally responsible for our operations and their positions with the Manager as of the date of completion of the Arrangement.

Name	Country of Residence	Years of experience in relevant industry or role	Years with Brookfield	Position with the Manager
Harry Goldgut	Canada	26	14	Group Chairman
Richard Legault	Canada	26	22	Chief Executive Officer
Ben Vaughan	Canada	16	10	President and Chief Operating Officer
Sachin Shah	Canada	12	9	Chief Financial Officer
Donald Tremblay	Canada	24	18	Executive Vice President

        Each of the members of this team has substantial operational and transaction origination and execution expertise. Members of this team have also been integral in building and developing Brookfield's renewable power operations. Biographical information for each of the members of this team are included below.

        Harry Goldgut.    Harry is the Group Chairman of the Manager. Harry is also a Senior Managing Partner of Brookfield Asset Management and the Chairman of Brookfield's Power & Utilities Group. He has been involved in the electric power industry since 1985. Harry joined Brookfield in 1997 as Vice President, Power Generation and since then has held various senior positions in BRPI, becoming its Co-Chairman and Chief Executive Officer in 2000, adding Chairman in 2005. He has been actively involved in developing and expanding Brookfield's power operations and has had primary responsibility for its acquisitions and its senior regulatory relationships. He has played an active role in the restructuring of the electricity industry in Ontario as both a member of the Market Design Committee appointed by the Ontario Government in 1998 and as a member of the Minister of Energy's Advisory Committee. Harry received an LL.B. in 1980 from Osgoode Hall Law School, and was called to the Ontario Bar in 1982.

        Richard Legault.    Richard is Chief Executive Officer of the Manager. Richard is also a Senior Managing Partner of Brookfield Asset Management, Chief Executive Officer of BRPI and Chief Executive Officer of the Fund. Richard oversees Brookfield's Power & Utilities Group, comprising the company's renewable power generation and electric utilities businesses. He has led the growth of Brookfield's renewable power operations in North and South America, making it one of the largest privately-owned renewable power portfolios. Richard was Chief Financial Officer of Brookfield from 2000 to 2001, prior to which he held several senior positions in operations, finance, and corporate development with the company's forest products operations. Richard received a Bachelor of Accounting from the Université du Québec in Hull.

        Ben Vaughan.    Ben is the President and Chief Operating Officer of the Manager and a Senior Managing Partner of Brookfield Asset Management. Ben joined Brookfield Asset Management in 2001 as part of the corporate development team and in that capacity he focused on restructurings, financings, acquisitions and divestitures. In 2006, upon joining the team at BRPI as Senior Vice President and Chief Investment Officer, Ben led several acquisition focused growth initiatives including the acquisition of several hydroelectric power plants across the United States and Canada. In 2007, he assumed the role of Chief Financial Officer of BEMI, BRPI's marketing and sales organization, and in 2008, became its Chief Operating Officer. In 2009, he became Chief Operating Officer of BRPI overseeing the North American operations while continuing to lead the marketing, risk management and settlement teams in driving results to optimize the portfolio and maximize revenues. Ben received a Bachelor of Commerce from Queens University in 1995.

        Sachin Shah.    Sachin is the Chief Financial Officer of the Manager. Sachin joined Brookfield Asset Management in 2002 as part of the corporate finance team and most recently served as its Managing Partner, Finance. In that capacity, working with Brookfield Asset Management's CFO, Sachin focused on financial reporting, treasury, risk management and investor relations. In 2011, he joined BRPI as Chief Financial Officer. Sachin received a Bachelor of Commerce degree from the University of Toronto in 1999.

        Donald Tremblay.    Donald is the Executive Vice President of the Manager. Donald has more than 15 years of experience working at Brookfield and started his career holding financial management positions of increasing responsibility with Brookfield. Donald was instrumental in the initial public offering of Great Lakes Hydro Income Fund (now the Fund). Donald was appointed Executive Vice President and Chief Financial Officer of BRPI in 2003. In this role, he has led teams responsible for financings of a total value exceeding C$2.5 billion and has been actively involved in the due diligence process in many of the acquisitions that have significantly expanded the portfolio of assets of BRPI. Donald received a Bachelor of Accounting from the Université du Québec in Hull in 1987.

        See also information contained under "Risk Factors — Risks Relating to Our Relationship with Brookfield", and "Related Party Transactions".

        Immediately after giving effect to the Arrangement, it is anticipated that the proposed directors and officers of our Managing General Partner and our Manager and their associates, as a group, will beneficially own, directly or indirectly, or exercise control and direction over, LP Units representing in the aggregate less than 1% of the issued and outstanding LP Units on a fully exchanged basis.

Our Master Services Agreement

        BREP, BRELP and the Holding Entities have entered into a Master Services Agreement pursuant to which the Manager has agreed to provide or arrange for other service providers to provide management and administration services to our partnership and the other Service Recipients. The Operating Entities are not a party to the Master Services Agreement.

        The following is a summary of certain provisions of our Master Services Agreement. Because this description is only a summary of the Master Services Agreement, it does not necessarily contain all of the information that you may find useful.

Appointment of the Manager and services rendered

        Under our Master Services Agreement, the Service Recipients have appointed the Manager, as the service provider, to provide or arrange for the provision by an appropriate service provider of the following services:

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  causing or supervising the carrying out of all day to day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;

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  providing overall strategic advice to the Holding Entities including advising with respect to the expansion of their business into new markets;

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  establishing and maintaining or supervising the establishment and maintenance of books and records;

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  identifying, evaluating and recommending to the Holding Entities acquisitions or dispositions from time to time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

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  recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

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  causing or supervising the preparation and implementation of any operating plan, capital expenditure plan or marketing plan;

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  recommending to the Holding Entities suitable candidates to serve on the governing bodies of the Operating Entities;

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  making recommendations with respect to the exercise of any voting rights to which the Holding Entities are entitled in respect of the Operating Entities;

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  making recommendations with respect to the payment of dividends by the Holding Entities or any other distributions by the Service Recipients, including distributions by BREP to its LP Unitholders;

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  monitoring and/or oversight of the applicable Service Recipient's accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts and managing litigation in which a Service Recipient is sued or commencing litigation after consulting with, and subject to the approval of, the Governing Body of the relevant Service Recipient;

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  attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of a Service Recipient, subject to approval by the Governing Body of the relevant Service Recipient;

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  supervising the timely calculation and payment of taxes payable, and the filing of all tax returns due, by each Service Recipient;

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  causing or supervising the preparation of the Service Recipients' annual consolidated financial statements, quarterly interim financial statements and other public disclosure;

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  making recommendations in relation to and effecting the entry into insurance of each Service Recipient's assets, together with other insurances against other risks including directors and officers insurance, as the relevant Service Provider and the relevant Governing Body may from time to time agree;

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  arranging for individuals to carry out the functions of the principal executive, accounting and financial officers for BREP only for purposes of applicable securities laws;

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  providing individuals to act as senior officers of Holding Entities as agreed from time to time, subject to the approval of the relevant Governing Body;

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  advising the Service Recipients regarding the maintenance of compliance with applicable laws and other obligations; and

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  providing all such other services as may from time to time be agreed with the Service Recipients that are reasonably related to the Service Recipient's day to day operations.

        The Manager's activities are subject to the supervision of the board of directors of our Managing General Partner and the Governing Bodies of each of the other Service Recipients, as applicable. The Manager has agreed to exercise the power and discharge the duties conferred under the Master Services Agreement honestly and in good faith, and will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, subject to, and after taking into account, the terms and conditions of the Relationship Agreement.

Management fee

        Pursuant to the Master Services Agreement, we will pay an annual base management fee, referred to as the "Base Management Fee", to the Manager equal to $20 million (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013) plus 1.25% of the amount by which the Total Capitalization Value (which is generally determined with reference to the aggregate of the value of all outstanding LP Units and securities of the other Service Recipients that are not held by Brookfield Renewable, plus all outstanding third party debt with recourse to BREP, BRELP or a Holding Entity, less all cash held by such entities) of BREP exceeds an initial reference value determined at closing of the Combination. In the event that the measured Total Capitalization Value of BREP in a given period is less than the initial reference value, the Manager will receive a Base Management Fee of $20 million annually (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). The Base Management Fee will be calculated and paid on a quarterly basis.

        To the extent that under any other arrangement we are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Manager (or any Affiliate) on a portion of our capital that is comparable to the Base Management Fee, the Base Management Fee payable for each quarter in respect thereof will be reduced on a dollar for dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The Base Management Fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Manager (or any other Affiliate) (for which there is a separate credit mechanism under the Amended and Restated Limited Partnership Agreement of BRELP), or any other fees that are payable by any operating entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services. See "Related Party Transactions — Other Services" and "Related Party Transactions — Incentive Distributions".

Reimbursement of expenses and certain taxes

        The relevant Service Recipient will reimburse the Manager for all out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third-party. Such out-of-pocket fees, costs and expenses include, among other things, (i) fees, costs and expenses relating to any debt or equity financing; (ii) fees, costs and expenses incurred in connection with the general administration of any Service Recipient; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Manager that are reasonably necessary for the performance by the Manager of its duties and functions under the Master Services Agreement. However, the Service Recipients will not be required to reimburse the Manager for the salaries and other remuneration of its management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

        In addition, the Service Recipients will be required to pay all fees, expenses and costs incurred in connection with the investigation, acquisition, holding or disposal of any acquisition that is made or that is proposed to be made by us. Where the acquisition or proposed acquisition involves a joint acquisition that is made alongside one or more other persons, the Manager will be required to allocate such fees, costs and expenses in proportion to the notional amount of the acquisition made (or that would have been made in the case of an unconsummated acquisition) among all joint investors. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that will be undertaken pursuant to the Master Services Agreement.

        The Service Recipients will also be required to pay or reimburse the Manager for all sales, use, value added, goods and services, harmonized sales, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of the Master Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Manager, which are personal to the Manager.

Termination

        The Master Services Agreement continues in perpetuity, until terminated in accordance with its terms. However, the Service Recipients may terminate the Master Services Agreement effective upon written notice of termination to the Manager if any of the following occurs:

  •
  the Manager defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 60 days after written notice of the breach is given to the Manager;

  •
  the Manager engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;

  •
  the Manager is grossly negligent in the performance of its duties under the agreement and such gross negligence results in material harm to the Service Recipients; or

  •
  certain events relating to the bankruptcy or insolvency of the Manager.

        The Service Recipients have no right to terminate for any other reason, including if the Manager or Brookfield experiences a change of control. The Managing General Partner may only terminate the Master Services Agreement on behalf of our partnership with the prior unanimous approval of the Managing General Partner's independent directors.

        Our Master Services Agreement expressly provides that the agreement may not be terminated by the Service Recipients due solely to the poor performance or the underperformance of any of our operations.

        The Manager may terminate the Master Services Agreement effective upon written notice of termination to the Service Recipients if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Manager and the default continues unremedied for a period of 60 days after written notice of the breach is given to the Service Recipients. The Manager may also terminate the Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of any Service Recipient.

        If the Master Services Agreement is terminated, the licensing agreement, the Relationship Agreement and any of Brookfield's obligations under the Relationship Agreement would also terminate. See "Related Party Transactions — Relationship Agreement" and "Risk Factors — Risks Relating to Our Relationship with Brookfield".

Indemnification and limitations on liability

        Under the Master Services Agreement, the Manager has not assumed and will not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Manager. The Managers have agreed to indemnify each of the Service Recipients and their Affiliates, and their directors, officers, agents, members, partners, shareholders, employees and other representatives to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) resulting from the Manager's bad faith, fraud, willful misconduct, gross negligence and, in the case of a criminal matter, conduct undertaken with the knowledge that the conduct was unlawful. The maximum amount of the aggregate liability of the Manager and its Affiliates, the directors, officers, employees, contractors, agents, advisors and other representatives of the Manager and its Affiliates, will be equal to the amounts previously paid in respect of services pursuant to the Master Services Agreement or any other agreement or arrangement contemplated by the Master Services Agreement in the two most recent calendar years by the Service Recipients. The Service Recipients have also agreed to indemnify each of the Manager, Brookfield and their directors, officers, agents, subcontractors, delegates, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Manager, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Master Services Agreement, the indemnified persons will not be liable to the Service Recipients to the fullest extent permitted by law, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence, or in the case of a criminal matter, conduct that the indemnified person knew to have been unlawful.

Outside activities

        Our Master Services Agreement does not prohibit the Manager or its Affiliates from pursuing other business activities or providing services to third-parties that compete directly or indirectly with us. For a description of related aspects of the relationship between Brookfield and the Service Recipients, see "Related Party Transactions — Relationship Agreement".

Executive compensation

        As BREP was only formed in 2011, outlined below is the historical compensation paid by BRPI to its Chief Executive Officer, Chief Financial Officer and the three most highly paid executive officers for the three years ended December 31, 2010, who will each be part of the senior management team of Brookfield Renewable. Except as noted below, the Named Executive Officers ("NEOs") included in the table below will all be employed by the Manager and their services will be provided to us pursuant to the Master Services Agreement and we will not be responsible for paying their compensation.

Share-based awards
Name and Principal Position	Year	Salary (C$)	Escrowed shares (C$)	DSUs (C$)	Options-based awards (C$)	Non-equity incentive plan compensation (C$)	Pension value (C$)	All other compensation (C$)	Total annual compensation (C$)

Harry Goldgut Group Chairman	2010 2009 2008	388,360 364,088 364,088	1,180,500 0 0	406,600 291,270 218,453	0 1,458,000 508,752	0 0 0	0 0 0	17,476 16,384 21,898	1,992,936 2,129,741 1,113,189

Richard Legault Chief Executive Officer	2010 2009 2008	458,450 388,360 388,360	1,180,500 0 0	127,063 194,180 0	0 1,701,000 1,017,503	364,088 194,180 388,360	0 0 0	32,662 32,948 27,149	2,189,762 2,510,668 1,821,372

Donald Tremblay(1) Executive Vice President and Chief Financial Officer	2010 2009 2008	291,270 242,725 242,725	0 0 0	0 0 0	181,010 364,500 228,938	116,508 97,090 103,158	0 0 0	42,125 43,741 36,988	630,913 748,056 611,810

Benjamin Vaughan President and Chief Operating Officer, North America	2010 2009 2008	339,815 291,270 242,725	0 0 0	162,640 50,972 60,657	826,350 972,000 763,127	38,836 50,972 40,438	0 0 0	33,256 26,712 22,678	1,400,897 1,391,927 1,129,626

Kim Osmars(2) Senior Vice President and Chief Operating Officer, U.S. Operations	2010 2009 2008	300,000 250,000 250,000	0 0 0	12,000 9,475 0	141,660 121,500 50,875	108,000 85,275 125,000	27,290 24,952 6,010	15,839 104,767 47,034	604,789 595,969 478,919

(1)
On February 23, 2011, Sachin Shah was appointed to replace Donald Tremblay as CFO. For the year ended December 31, 2010, Sachin Shah was the Managing Partner, Finance at Brookfield Asset Management.

(2)
On completion of the Combination, Kim Osmars will be one of the employees that will be transferred to Brookfield Renewable and, accordingly, Brookfield Renewable will be responsible for paying Mr. Osmars' compensation following closing. See "Business of Brookfield Renewable — Employees".

        BREP does not pay and is not responsible for determining compensation of the individuals employed by the Manager. We anticipate Brookfield Renewable's approach to compensation will be consistent with that of BRPI.

DESCRIPTION OF OUR LP UNITS AND THE
AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT OF BREP

        The following is a description of the material terms of our LP Units and the Amended and Restated Limited Partnership Agreement of BREP. Because this description is only a summary of the terms of our LP Units and the Amended and Restated Limited Partnership Agreement of BREP, it does not contain all of the information that you may find useful.

        See also the information under "Risk Factors — Risks Relating to Our Relationship with Brookfield", "Governance — Board Practices" and "Related Party Transactions".

Formation and Duration

        Our partnership is a Bermuda exempted limited partnership registered under the Limited Partnership Act 1883 and the Exempted Partnerships Act 1992. Our partnership has a perpetual existence and will continue as a limited liability partnership unless our partnership is terminated or dissolved in accordance with the Amended and Restated Limited Partnership Agreement of BREP. Our partnership interests consist of our LP Units, which represent limited partnership interests in our partnership, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under "— Issuance of Additional Partnership Interests".

Nature and Purpose

        Under section 2.2 of the Amended and Restated Limited Partnership Agreement of BREP, the purpose of our partnership is to: acquire and hold interests in BRELP and, subject to the approval of the Managing General Partner, any other subsidiary of our partnership; engage in any activity related to the capitalization and financing of our partnership's interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by our Managing General Partner and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act 1883, the Exempted Partnerships Act 1992 and the Amended and Restated Limited Partnership Agreement of BREP.

Management

        As required by law, the Amended and Restated Limited Partnership Agreement of BREP provides for the management and control of our partnership by a general partner, the Managing General Partner. The Managing General Partner will exercise its powers and carry out its functions honestly and in good faith and the Managing General Partner will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, in each case, subject to, and after taking into account, the terms and conditions of the Relationship Agreement, the Master Services Agreement and our Conflicts Policy. Except as set out in the Amended and Restated Limited Partnership Agreement of BREP, the Managing General Partner has no additional duty to propose or approve any conduct of our Partnership, and may decline to propose or approve such conduct free of any additional duty (including fiduciary duty). The Managing General Partner shall not be in breach of any duty to our Partnership if it takes actions permitted by the Amended and Restated Limited Partnership Agreement of BREP, the Relationship Agreement, the Master Services Agreement or the Conflicts Policy.

Our Units

        Our LP Units are limited partnership interests in our partnership. Holders of our LP Units are not entitled to the withdrawal or return of capital contributions in respect of our LP Units, except to the extent, if any, that distributions are made to such holders pursuant to the Amended and Restated Limited Partnership Agreement of BREP or upon the liquidation of our partnership as described below under "— Liquidation and Distribution of Proceeds" or as otherwise required by applicable law. Except to the extent expressly provided in the Amended and Restated Limited Partnership Agreement of BREP, a holder of our LP Units does not have priority over any other LP Unitholder, either as to the return of capital contributions or as to profits, losses or distributions. Unless otherwise determined by the Managing General Partner, in its sole discretion, LP Unitholders will not be granted any pre-emptive or other similar right to acquire additional interests in our partnership. In addition, LP Unitholders do not have any right to have their LP Units redeemed by our partnership.

Issuance of Additional Partnership Interests

        Subject to any approval required by applicable law and the approval of any applicable securities exchange, our Managing General Partner has broad rights to cause our partnership to issue additional partnership interests and may cause our partnership to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by our Managing General Partner in its sole discretion, all without approval of our limited partners.

Transfers of Units

        We are not required to recognize any transfer of our LP Units until certificates, if any, evidencing such LP Units are surrendered for registration of transfer. Each person to whom an LP Unit is transferred or issued (including any nominee holder or an agent or representative acquiring such LP Unit for the account of another person) shall be admitted to our partnership as a partner with respect to the unit so transferred or issued when any such transfer or issuance is reflected in the books and records of BREP subject to and in accordance with the terms of the Amended and Restated Limited Partnership Agreement of BREP. Any transfer of an LP Unit shall not entitle the transferee to share in the profits and losses of our partnership, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a partner and a party to the Amended and Restated Limited Partnership Agreement of BREP.

        By accepting a unit for transfer in accordance with the Amended and Restated Limited Partnership Agreement of BREP, each transferee will be deemed to have:

  •
  executed the Amended and Restated Limited Partnership Agreement of BREP and become bound by the terms thereof;

  •
  granted an irrevocable power of attorney to our Managing General Partner or the liquidator of our partnership and any officer thereof to act as such partner's agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (i) all agreements, certificates, documents and other instruments relating to the existence or qualification of our partnership as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which our partnership may conduct activities and affairs or own property; any amendment, change, modification or restatement of the Amended and Restated Limited Partnership Agreement of BREP, subject to the requirements of the Amended and Restated Limited Partnership Agreement of BREP; the dissolution and liquidation of our partnership; the admission, withdrawal of any partner of our partnership or any capital contribution of any partner of our partnership; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of our partnership; and any tax election with any limited partner or general partner on our behalf or on behalf of any limited partner or the general partner, including any such election contemplated by the Plan or Arrangement and (ii) subject to the requirements of the Amended and Restated Limited Partnership Agreement of BREP, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of our Managing General Partner or the liquidator of our partnership, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by our partnership's partners or is consistent with the terms of the Amended and Restated Limited Partnership Agreement of BREP or to effectuate the terms or intent of the Amended and Restated Limited Partnership Agreement of BREP;

  •
  made the consents and waivers contained in the Amended and Restated Limited Partnership Agreement of BREP, including with respect to the approval of the transactions and agreements entered into in connection with our formation and the Combination; and

  •
  ratified and confirmed all contracts, agreements, assignments and instruments entered into on behalf of our partnership in accordance with the Amended and Restated Limited Partnership Agreement of BREP, including the granting of any charge or security interest over the assets of our partnership and the assumption of any indebtedness in connection with the affairs of our partnership.

        The transfer of any unit and/or the admission of any new partner to our partnership will not constitute an amendment to the Amended and Restated Limited Partnership Agreement of BREP.

Book-Based System

        LP Units may be represented in the form of one or more fully registered unit certificates held by, or on behalf of, CDS, as custodian of such certificates for the participants of CDS, registered in the name of CDS or its nominee, and registration of ownership and transfers of LP Units may be effected through the book-based system administered by CDS.

Investments in BRELP

        If and to the extent that our partnership raises funds by way of the issuance of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in BRELP.

Capital Contributions

        BRPI has contributed $1 and the Managing General Partner has contributed $100 to the capital of the partnership in order to form the partnership. Thereafter, BRPI contributed to the partnership its interest in various renewable power businesses in exchange for Redeemable Partnership Units and the LP Units. No partner will have the right to withdraw any or all of its capital contribution.

Distributions

        Distributions to partners of the partnership will be made only as determined by the Managing General Partner in its sole discretion. However, the Managing General Partner will not be permitted to cause the partnership to make a distribution if it does not have sufficient cash on hand to make the distribution, the distribution would render it insolvent or if, in the opinion of the Managing General Partner, the distribution would leave it with insufficient funds to meet any future contingent obligations, or the distribution would contravene the Limited Partnership Act 1883.

        The amount of taxes withheld or paid by our partnership or by any member of Brookfield Renewable in respect of LP Units held by LP Unitholders or the Managing General Partner shall be treated either as a distribution to such partner or as a general expense of the Partnership as determined by the Managing General Partner in its sole discretion.

        Any distributions from our partnership will be made to the limited partners as to 99.99% and to the Managing General Partner as to 0.01%. Each limited partner will receive a pro rata share of distributions made to all limited partners in accordance with the proportion of all outstanding LP Units held by that limited partner. Except for receiving 0.01% of distributions from our Partnership, the Managing General Partner shall not be compensated for its services as Managing General Partner but it shall be reimbursed for certain expenses.

Allocations of Income and Losses

        Limited partners will share in the net profits and net losses of the partnership generally in accordance with their respective percentage interest in our partnership.

        Net income and net losses for U.S. federal income tax purposes will be allocated for each taxable year or other relevant period among our partners using a monthly, quarterly or other permissible convention pro rata on a per unit basis, except to the extent otherwise required by law or pursuant to tax elections made by the partnership. Each item of income, gain, loss and deduction so allocated to a partner of the partnership generally will have the same source and character as though such partner had realized the item directly.

        The income for Canadian federal income tax purposes of the partnership for a given fiscal year of the partnership will be allocated to each partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by the partnership to partners with respect to such fiscal year. Generally, the source and character of items of income so allocated to a partner with respect to a fiscal year of the partnership will be the same source and character as the distributions received by such partner with respect to such fiscal year.

        If, with respect to a given fiscal year, no distribution is made by the partnership or the partnership has a loss for Canadian federal income tax purposes, one quarter of the income, or loss, as the case may be, for Canadian federal income tax purposes of our partnership for such fiscal year, will be allocated to the partners of record at the end of each calendar quarter ending in such fiscal year pro rata to their respective percentage interests in the partnership, which in the case of the Managing General Partner shall mean 0.01%, and in the case of all limited partners of the partnership shall mean in the aggregate 99.99%, which aggregate percentage interest shall be allocated among the limited partners in the proportion that the number of LP Units held at each such date by a limited partner is of the total number of LP Units issued and outstanding at each such date. To such end, any person who was a partner at any time during such fiscal year but who has transferred all of such person's LP Units before the least day of that fiscal year may be deemed to be a partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Income Tax Act. Generally, the source and character of such income or losses so allocated to a partner at the end of each calendar quarter will be the same source and character as the income or loss earned or incurred by the partnership in such calendar quarter.

        However, any gain for Canadian tax purposes allocated by BRELP to our partnership in respect of the disposition of the common shares of CanHoldco by BRELP, will be allocated for Canadian tax purposes firstly, in respect of any LP Units held by Brookfield or any Affiliates of Brookfield (other than any member of Brookfield Renewable) by BRELP that were acquired on the exchange of Redeemable Partnership Units, such portion of the gain, if any, that would otherwise have been allocated for Canadian tax purposes to Brookfield or any Affiliates of Brookfield (other than any member of Brookfield Renewable) in respect of the Redeemable Partnership Units on the assumption that such units had not been exchanged for LP Units and remained Redeemable Partnership Units, shall be allocated pro rata to Brookfield or any Affiliates of Brookfield (other than any member of Brookfield Renewable) in respect of the LP Units acquired on the exchange of Redeemable Partnership Units, and secondly, the remaining portion of the gain, if any, shall be allocated to LP Unitholders on a per LP Unit basis excluding LP Units owned by Brookfield or any member of the Brookfield Group (other than Brookfield Renewable) immediately after the completion of the Combination and LP Units acquired by Brookfield or any Affiliates of Brookfield (other than any member of Brookfield Renewable) pursuant to the Redemption-Exchange Mechanism. The foregoing summary, to the extent it states matters of Canadian or U.S. tax law or legal conclusions, is qualified in its entirety by the sections in this Information Circular entitled "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

Limited Liability

        Assuming that a limited partner does not participate in the control or management of our partnership or conduct the affairs of, sign or execute documents for or otherwise bind our partnership within the meaning of the Limited Partnership Act 1883 and otherwise acts in conformity with the provisions of the Amended and Restated Limited Partnership Agreement of BREP, such partner's liability under the Limited Partnership Act 1883 and the Amended and Restated Limited Partnership Agreement of BREP will be limited to the amount of capital such partner is obligated to contribute to our partnership for its limited partner interest plus its share of any undistributed profits and assets, except as described below.

        If it were determined, however, that a limited partner was participating in the control or management of our partnership or conducting the affairs of, signing or executing documents for or otherwise binding our partnership (or purporting to do any of the foregoing) within the meaning of the Limited Partnership Act 1883 or the Exempted Partnerships Act 1992, such limited partner would be liable as if it were a general partner of our partnership in respect of all debts of our partnership incurred while that limited partner was so acting or purporting to act. Neither the Amended and Restated Limited Partnership Agreement of BREP nor the Limited Partnership Act 1883 specifically provides for legal recourse against our Managing General Partner if a limited partner were to lose limited liability through any fault of our Managing General Partner. While this does not mean that a limited partner could not seek legal recourse, we are not aware of any precedent for such a claim in Bermuda case law.

No Management or Control

        Our partnership's limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of our partnership and do not have any right or authority to act for or to bind our partnership or to take part or interfere in the conduct or management of our partnership. Limited partners are not entitled to vote on matters relating to our partnership, although LP Unitholders are entitled to consent to certain matters as described under "— Amendments to the Amended and Restated Limited Partnership Agreement of BREP", "— Opinion of Counsel and Limited Partner Approval", "— Sale or Other Disposition of Assets", and "— Withdrawal of Our Managing General Partner" which may be effected only with the consent of the holders of the percentages of our outstanding LP Units specified below. Each LP Unit shall entitle the LP Unitholder to one vote for the purposes of any approvals of LP Unitholders.

Meetings

        Our Managing General Partner may call special meetings of partners at a time and place outside of Canada determined by our Managing General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. The limited partners do not have the ability to call a special meeting. Only holders of record on the date set by our Managing General Partner (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.

        Written consents may be solicited only by or on behalf of our Managing General Partner. Any such consent solicitation may specify that any written consents must be returned to our partnership within the time period, which may not be less than 20 days, specified by our Managing General Partner.

        For purposes of determining holders of partnership interests entitled to provide consents to any action described above, our Managing General Partner may set a record date, which may be not less than 10 nor more than 60 days before the date by which record holders are requested in writing by our Managing General Partner to provide such consents. Only those holders of partnership interests on the record date established by our Managing General Partner will be entitled to provide consents with respect to matters as to which a consent right applies.

Amendments to the Amended and Restated Limited Partnership Agreement of BREP

        Amendments to the Amended and Restated Limited Partnership Agreement of BREP may only be proposed by or with the consent of our Managing General Partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, our Managing General Partner must seek approval of at least 66 2/3% of the voting power of our outstanding LP Units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Prohibited Amendments

        No amendment may be made that would:

  (i)
  enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

  (ii)
  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by our partnership to our Managing General Partner or any of its Affiliates without the consent of our Managing General Partner, which may be given or withheld in its sole discretion.

        The provision of the Amended and Restated Limited Partnership Agreement of BREP preventing the amendments having the effects described directly above can be amended upon the approval of the holders of at least 90% of the outstanding LP Units, and in the case of (ii) above, with the consent of our Managing General Partner, which may be given or withheld in its sole discretion.

No Limited Partner Approval

        Subject to applicable law, our Managing General Partner may generally make amendments to the Amended and Restated Limited Partnership Agreement of BREP without the approval of any limited partner to reflect:

  •
  a change in the name of our partnership, the location of our partnership's registered office, or our partnership's registered agent;

  •
  the admission, substitution or withdrawal of partners in accordance with the Amended and Restated Limited Partnership Agreement of BREP;

  •
  a change that our Managing General Partner determines is reasonable and necessary or appropriate for our partnership to qualify or to continue our partnership's qualification as an exempted limited partnership under Bermuda law or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of the Managing General Partner to ensure that our partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

  •
  an amendment that our Managing General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

  •
  an amendment that is necessary, in the opinion of our counsel, to prevent our partnership or our Managing General Partner or its directors or officers from in any manner being subjected to the provisions of the Investment Company Act of 1940 or similar legislation in other jurisdictions;

  •
  an amendment that our Managing General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;

  •
  any amendment expressly permitted in the Amended and Restated Limited Partnership Agreement of BREP to be made by our Managing General Partner acting alone;

  •
  any amendment that, in the sole discretion of our Managing General Partner, is necessary or appropriate to reflect and account for the formation by our partnership of, or its investment in, any Person, as otherwise permitted by the Amended and Restated Limited Partnership Agreement of BREP;

  •
  a change in our partnership's fiscal year and related changes; or

  •
  any other amendments substantially similar to any of the matters described directly above.

        In addition, our Managing General Partner may make amendments to the Amended and Restated Limited Partnership Agreement of BREP without the approval of any limited partner if those amendments, in the discretion of our Managing General Partner:

  •
  do not adversely affect our partnership's limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

  •
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion or binding directive, order, ruling or regulation of any governmental agency or judicial authority;

  •
  are necessary or appropriate to facilitate the trading of our LP Units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our LP Units are or will be listed for trading;

  •
  are necessary or appropriate for any action taken by our Managing General Partner relating to splits or combinations of LP Units made in accordance with the provisions of the Amended and Restated Limited Partnership Agreement of BREP; or

  •
  are required to effect the intent expressed in the Combination Agreement or the intent of the provisions of the Amended and Restated Limited Partnership Agreement of BREP or are otherwise contemplated by the Amended and Restated Limited Partnership Agreement of BREP.

Opinion of Counsel and Limited Partner Approval

        Our Managing General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "— No Limited Partner Approval" should occur. No other amendments to the Amended and Restated Limited Partnership Agreement of BREP will become effective without the approval of holders of at least 90% of our LP Units, unless our partnership obtains an opinion of counsel to the effect that the amendment will not cause our partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes our Managing General Partner has not made the election described below under "— Election to be Treated as a Corporation") or affect the limited liability under the Limited Partnership Act 1883 of any of our partnership's limited partners.

        In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

        In addition, any amendment that reduces the voting percentage required to take any action must be approved by the written consent or affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Sale or Other Disposition of Assets

        The Amended and Restated Limited Partnership Agreement of BREP generally prohibits our Managing General Partner, without the prior approval of the holders of at least 66 2/3% of the voting power of our LP Units, from causing our partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of our partnership's assets in a single transaction or a series of related transactions, including by approving on our partnership's behalf the sale, exchange or other disposition of all or substantially all of the assets of our partnership's subsidiaries. However, our Managing General Partner, in its sole discretion, may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our partnership's assets (including for the benefit of persons who are not our partnership or our partnership's subsidiaries) without that approval. Our Managing General Partner may also sell all or substantially all of our partnership's assets under any forced sale of any or all of our partnership's assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

Take-Over Bids

        If, within 120 days after the date of a take-over bid, as defined in the Securities Act (Ontario), the take-over bid is accepted by holders of not less than 90% of our outstanding LP Units, other than our LP Units held at the date of the take-over bid by the offeror or any Affiliate or associate of the offeror, and the offeror acquires all of such LP Units deposited or tendered under the take-over bid, the offeror will be entitled to acquire the LP Units not deposited under the take-over bid on the same terms as the LP Units acquired under the take-over bid.

Election to be Treated as a Corporation

        If our Managing General Partner determines in its sole discretion that it is no longer in our partnership's best interests to continue as a partnership for U.S. federal income tax purposes, our Managing General Partner may elect to treat our partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Termination and Dissolution

        Our partnership will terminate upon the earlier to occur of (i) the date on which all of our partnership's assets have been disposed of or otherwise realized by our partnership and the proceeds of such disposals or realizations have been distributed to partners, (ii) the service of notice by our Managing General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority has or will render illegal or impracticable the continuation of our partnership, and (iii) at the election of our Managing General Partner, with the special approval of its independent directors, if our partnership, as determined by the Managing General Partner, based on an opinion of counsel, is required to register as an "investment company" under the Investment Company Act of 1940 or similar legislation in other jurisdictions.

        Our partnership will be dissolved upon the withdrawal of our Managing General Partner as the general partner of our partnership (unless a successor entity becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of the Amended and Restated Limited Partnership Agreement of BREP that are described below under "— Withdrawal of Our Managing General Partner") or the entry by a court of competent jurisdiction of a decree of judicial dissolution of our partnership or an order to wind-up or liquidate our Managing General Partner without the appointment of a successor in compliance with the provisions of the Amended and Restated Limited Partnership Agreement of BREP that are described below under "— Withdrawal of Our Managing General Partner". Our partnership will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and so long as a notice of dissolution has not been filed with the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which it becomes the general partner and assumes the rights and undertakes the obligations of the general partner and our partnership receives an opinion of counsel that the admission of the new general partner will not result in the loss of the limited liability of any limited partner.

Liquidation and Distribution of Proceeds

        Upon our dissolution, unless our partnership is continued as a new limited partnership, the liquidator authorized to wind-up our partnership's affairs will, acting with all of the powers of our Managing General Partner that the liquidator deems necessary or appropriate in its judgment, liquidate our partnership's assets and apply the proceeds of the liquidation first, to discharge our partnership's liabilities as provided in the Amended and Restated Limited Partnership Agreement of BREP and by law and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of our partnership's assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of our partnership's assets would be impractical or would cause undue loss to the partners.

Withdrawal of Our Managing General Partner

        Our Managing General Partner may withdraw as Managing General Partner without first obtaining approval of our Unitholders by giving 180 days' advance written notice to the other partners, and that withdrawal will not constitute a violation of the Amended and Restated Limited Partnership Agreement of BREP.

        Upon the withdrawal of our Managing General Partner, the holders of at least 66 2/3% of the voting power of our outstanding LP Units may select a successor to that withdrawing Managing General Partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act of 1940 (and similar legislation in other jurisdictions) cannot be obtained, our partnership will be dissolved, wound up and liquidated. See "— Termination and Dissolution" above.

        In the event of withdrawal of a general partner where that withdrawal violates the Amended and Restated Limited Partnership Agreement of BREP, a successor general partner will have the option to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner's departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner's departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

        If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partnership interests will automatically convert into LP Units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

        Our Managing General Partner may transfer all or any part of its general partnership interest without first obtaining approval of any LP Unitholder. As a condition of this transfer, the transferee must (i) be an Affiliate of the general partner of BRELP (or the transfer must be made concurrently with a transfer of the general partnership units of BRELP to an Affiliate of the transferee), (ii) agree to assume the rights and duties of the Managing General Partner to whose interest that transferee has succeeded, (iii) agree to be bound by the provisions of the Amended and Restated Limited Partnership Agreement of BREP and (iv) furnish an opinion of counsel regarding limited liability and tax matters. Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the shareholder of our Managing General Partner may sell or transfer all or part of its shares in our Managing General Partner without the approval of the Unitholders.

Change to Managing General Partner

        Prior to the end of BREP's first fiscal period, we expect that a Bermuda company, wholly-owned by BRPI, will become the general partner of BREP.

Partnership Name

        If our Managing General Partner ceases to be the general partner of our partnership and our new general partner is not an Affiliate of Brookfield, our partnership will be required by the Amended and Restated Limited Partnership Agreement of BREP to change the name of our partnership to a name that does not include "Brookfield" and which could not be capable of confusion in any way with such name. The Amended and Restated Limited Partnership Agreement of BREP explicitly provides that this obligation shall be enforceable and waivable by our Managing General Partner notwithstanding that it may have ceased to be the general partner of our partnership.

Transactions with Interested Parties

        Our Managing General Partner, the Manager and their respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as "interested parties", may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with our LP Units with the same rights they would have if our Managing General Partner was not a party to the Amended and Restated Limited Partnership Agreement of BREP. An interested party will not be liable to account either to other interested parties or to our partnership, our partnership's partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

        The Amended and Restated Limited Partnership Agreement of BREP permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with our partnership, BRELP, any of the Holding Entities, any operating entity or any other holding vehicle established by our partnership and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to our partnership, BRELP, any of the Holding Entities, any operating entity or any other holding vehicle established by our partnership or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to any approval requirements that are contained in our Conflicts Policy. See "Related Party Transactions — Conflicts of Interest and Fiduciary Duties".

Outside Activities of Our Managing General Partner; Conflicts of Interest

        Under the Amended and Restated Limited Partnership Agreement of BREP, our Managing General Partner is required to maintain as its sole activity the role of general partner of our partnership. Our Managing General Partner is not permitted to engage in any business or activity or incur or guarantee any debts or liabilities except in connection with or incidental to its performance as general partner or incurring, guaranteeing, acquiring, owning or disposing of debt or equity securities of BRELP, a Holding Entity or any other holding vehicle established by our partnership.

        The Amended and Restated Limited Partnership Agreement of BREP provides that each person who is entitled to be indemnified by our partnership (other than our Managing General Partner), as described below under "— Indemnification; Limitations on Liability", shall have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such activities are similar to our affairs or activities or (ii) such affairs and activities directly compete with, or disfavor or exclude, our Managing General Partner, our partnership, BRELP, any Holding Entity, any operating entity or any other holding vehicle established by our partnership. Such business interests, activities and engagements will be deemed not to constitute a breach of the Amended and Restated Limited Partnership Agreement of BREP or any duties stated or implied by law or equity, including fiduciary duties, owed to any of our Managing General Partner, our partnership, BRELP, any Holding Entity, any operating entity and any other holding vehicle established by our partnership (or any of their respective investors), and shall be deemed not to be a breach of our Managing General Partner's fiduciary duties or any other obligation of any type whatsoever of our Managing General Partner. None of our Managing General Partner, our partnership, BRELP, any Holding Entity, any operating entity, any other holding vehicle established by our partnership or any other person shall have any rights by virtue of the Amended and Restated Limited Partnership Agreement of BREP or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by our partnership as described below under "— Indemnification; Limitations on Liability".

        Our Managing General Partner and the other indemnified persons described in the preceding paragraph do not have any obligation under the Amended and Restated Limited Partnership Agreement of BREP to present business or investment opportunities to our partnership, BRELP, any Holding Entity, any operating entity or any other holding vehicle established by our partnership. These provisions will not affect any obligation of an indemnified person to present business or investment opportunities to our partnership, BRELP, any Holding Entity, any operating entity or any other holding vehicle established by our partnership pursuant to the Relationship Agreement or any other separate written agreement between such persons.

        Any conflicts of interest and potential conflicts of interest that are approved by a majority of our Managing General Partner's independent directors from time-to-time will be deemed approved by all partners. Pursuant to our Conflicts Policy, independent directors may grant approvals for any matters that may give rise to a conflict of interest or potential conflict of interest in the form of general guidelines, policies or procedures that are adopted by our Managing General Partner's independent directors, and amended from time-to-time with the approval of a majority of the independent directors of the Managing General Partner, in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby other than any approvals required by law. See "Related Party Transactions — Conflicts of Interest and Fiduciary Duties".

Indemnification; Limitations on Liability

        Under the Amended and Restated Limited Partnership Agreement of BREP, our partnership is required to indemnify on an after-tax basis out of the assets of BREP to the fullest extent permitted by law our Managing General Partner, our Manager and any of their respective Affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a Governing Body of BRELP, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by our Managing General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's gross negligence, bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Amended and Restated Limited Partnership Agreement of BREP, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves gross negligence, bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors of our Managing General Partner will not constitute a breach of the Amended and Restated Limited Partnership Agreement of BREP or any duties stated or implied by law or equity, including fiduciary duties. The Amended and Restated Limited Partnership Agreement of BREP requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Accounts, Reports and Other Information

        Under the Amended and Restated Limited Partnership Agreement of BREP, our Managing General Partner will be required to prepare financial statements in accordance with IFRS as determined by the International Accounting Standards Board. Our partnership's financial statements must be made publicly available together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as our Managing General Partner deems appropriate. Our partnership's annual financial statements must be audited by an independent accounting firm of international standing and made publicly available within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. Our partnership's quarterly financial statements may be unaudited and are made available publicly as and within the time period required by applicable laws and regulations, including any rules of any applicable securities exchange. Our Managing General Partner is also required to prepare all other press releases, proxy circulars and other disclosure documentation as by be required by applicable laws, including any rules of any applicable securities exchange.

        The Managing General Partner is also required to use commercially reasonable efforts to prepare and send to the limited partners of our partnership on an annual basis, additional information regarding our partnership, including Schedule K-1 (or equivalent) and information related to the passive foreign investment company status of certain non-U.S. corporations that we control. The Managing General Partner will, where reasonably possible, prepare and send information required by the non-U.S. limited partners of our partnership for U.S. federal income tax reporting purposes. Under certain circumstances, the Managing General Partner will provide a statement intended to satisfy certain notice requirements related to investments in "U.S. real property interests", as that term is defined in Section 897 of the U.S. Internal Revenue Code. The Managing General Partner will also, where reasonably possible and applicable, prepare and send information required by limited partners of our partnership for Canadian federal income tax purposes.

Governing Law; Submission to Jurisdiction

        The Amended and Restated Limited Partnership Agreement of BREP is governed by and will be construed in accordance with the laws of Bermuda. Under the Amended and Restated Limited Partnership Agreement of BREP, each of our partnership's partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to the Amended and Restated Limited Partnership Agreement of BREP. Each partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the partner. Any final judgment against a partner in any proceedings brought in a court in Bermuda will be conclusive and binding upon the partner and may be enforced in the courts of any other jurisdiction of which the partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of our partnership.

DESCRIPTION OF THE AMENDED AND RESTATED
LIMITED PARTNERSHIP AGREEMENT OF BRELP

        The following is a description of the material terms of the Amended and Restated Limited Partnership Agreement of BRELP. Holders of LP Units in our partnership are not limited partners of BRELP and do not have any rights under the Amended and Restated Limited Partnership Agreement of BRELP. Pursuant to the Voting Agreement, however, BREP, through our Managing General Partner, has the right to direct all eligible votes in the election of the directors of the BRELP General Partner, through which our partnership participates in the management and activities of BRELP and the Holding Entities. See "Related Party Transactions — Voting Agreement".

        Because this description is only a summary of the terms of the agreement, it does not necessarily contain all of the information that you may find useful.

Formation and Duration

        BRELP is a Bermuda exempted limited partnership registered under the Limited Partnership Act 1883 and the Exempted Partnerships Act 1992. BRELP has a perpetual existence and will continue as a limited liability partnership unless the partnership is terminated or dissolved in accordance with the Amended and Restated Limited Partnership Agreement of BRELP.

Nature and Purpose

        Under the Amended and Restated Limited Partnership Agreement of BRELP, the purpose of BRELP is to: acquire and hold interests in the Holding Entities and, subject to the approval of the BRELP GP LP, any other subsidiary of BRELP; engage in any activity related to the capitalization and financing of BRELP's interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the BRELP GP LP and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act 1883, the Exempted Partnerships Act 1992 and the Amended and Restated Limited Partnership Agreement of BRELP.

Management

        As required by law, the Amended and Restated Limited Partnership Agreement of BRELP provides for the management and control of BRELP by a general partner, the BRELP GP LP. The BRELP GP LP will exercise its powers and carry out its functions honestly and in good faith and the BRELP GP LP will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, in each case, subject to, and after taking into account, the terms and conditions of the Relationship Agreement, the Master Services Agreement and our Conflicts Policy. Except as set out in the Amended and Restated Limited Partnership Agreement of BRELP, the general partner of BRELP has no additional duty to propose or approve any conduct of BRELP, and may decline to propose or approve such conduct free of any additional duty (including fiduciary duty). The general partner of BRELP shall not be in breach of any duty to BRELP if it takes actions permitted by the Amended and Restated Limited Partnership Agreement of BRELP, the Relationship Agreement, the Master Services Agreement or the Conflicts Policy.

Units

        BRELP's units are limited partnership interests in BRELP. Holders of units of BRELP are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Amended and Restated Limited Partnership Agreement of BRELP or upon the dissolution of BRELP or as otherwise required by applicable law. Except to the extent expressly provided in the Amended and Restated Limited Partnership Agreement of BRELP, a holder of units of BRELP does not have priority over any other holder of units, either as to the return of capital contributions or as to profits, losses or distributions.

        In connection with the Combination, BRELP issued two classes of units. The first class of units was issued to BRPI and subsequently transferred to our partnership and the second class of units, referred to as the Redeemable Partnership Units, were issued to wholly-owned subsidiaries of BRPI. Redeemable Partnership Units are identical to the limited partnership units held by our partnership, except as described below under "— Distributions" and "— Withdrawal of the General Partner" and except that they have the right of redemption described below under the heading "— Redemption-Exchange Mechanism".

Issuance of Additional Partnership Interests

        Subject to any approval required by applicable law, BRELP may issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and from time to time and on such terms and conditions as its general partner may determine. Any additional partnership interests authorized to be issued by Amended and Restated Limited Partnership Agreement of BRELP may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as its general partner may determine in its sole discretion.

Redemption-Exchange Mechanism

        At any time after two years from the date of closing of the Combination, one or more wholly-owned subsidiaries of BRPI that hold Redeemable Partnership Units will have the right to require BRELP to redeem for cash all or a portion of the Redeemable Partnership Units held by such subsidiary, subject to our partnership's right to acquire such Redeemable Partnership Units, as described below, provided that exercise of the right of redemption or the payment of the redemption amount would not otherwise cause BRELP to be in breach or violation of any agreement material to BRELP or Brookfield Renewable or applicable law. Any such redeeming subsidiary may exercise its right of redemption by delivering a notice of redemption to BRELP and our partnership. After presentation for redemption, such redeeming subsidiary will receive, subject to our partnership's right to acquire Redeemable Partnership Units, as described below, for each unit that is presented, cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (as determined by reference to the five day volume weighted average of the trading price of our units and subject to certain customary adjustments). Upon its receipt of the redemption notice, our partnership will have a right to acquire Redeemable Partnership Units entitling it, at its sole discretion, to elect to acquire all (but not less than all) units described in such notice and presented to BRELP for redemption in exchange for LP Units on a one for one basis (subject to certain customary adjustments). Upon a redemption for cash, the holder's right to receive distributions with respect to BRELP's Redeemable Partnership Units so redeemed will cease.

        Based on the number of LP Units to be issued on completion of the Combination, Brookfield's aggregate interest in Brookfield Renewable would be approximately 73% if it exercised its redemption right in full and our partnership exercised its right of first refusal on BRELP's Redeemable Partnership Units redeemed. Brookfield's total percentage interest in our partnership would be increased if it participates in BRELP's distribution reinvestment plan.

Distributions

        Distributions by BRELP will be made in the sole discretion of its general partner. However, its general partner will not be permitted to cause BRELP to make a distribution if BRELP does not have sufficient cash on hand to make the distribution, the distribution would render BRELP insolvent or if, in the opinion of its general partner, the distribution would or might leave BRELP with insufficient funds to meet any future contingent obligations or the distribution would contravene the Limited Partnership Act 1883.

        Except as set forth below, prior to the dissolution of BRELP, distributions of available cash (if any) in any given quarter will be made by BRELP as follows, referred to as the Regular Distribution Waterfall:

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  first, 100% of any available cash to our partnership until BRELP has distributed an amount equal to our partnership's expenses and outlays for the quarter properly incurred;

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  second, 100% of any available cash then remaining to the owners of BRELP's partnership interests, pro rata to their percentage interests, until an amount equal to $0.375 has been distributed in respect of each limited partnership unit of BRELP during such quarter, referred to as the First Distribution Threshold;

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  third, 85% of any available cash then remaining to the owners of BRELP's partnership interests, pro rata to their percentage interests, and 15% to its general partner, until an amount equal to $0.4225 has been distributed in respect of each limited partnership unit of BRELP during such quarter, referred to as the Second Distribution Threshold; and

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  thereafter, 75% of any available cash then remaining to the owners of BRELP's partnership interests, pro rata to their percentage interests, and 25% to its general partner.

        If, prior to the dissolution of BRELP, available cash is deemed by its general partner, in its sole discretion, to be (i) attributable to sales or other dispositions of BRELP's assets and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of BRELP in proportion to the unrecovered capital attributable to BRELP's partnership interests held by the partners until such time as the unrecovered capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by BRELP (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.

        Upon the occurrence of an event resulting in the dissolution of BRELP, all cash and property of BRELP in excess of that required to discharge BRELP's liabilities will be distributed as follows: (i) to the extent such cash and/or property is attributable to a realization event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital; and (ii) all other cash and/or property will be distributed in the manner set forth below:

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  first, 100% to our partnership until our partnership has received an amount equal to the excess of (i) the amount of our partnership's outlays and expenses incurred during the term of BRELP, over (ii) the aggregate amount of distributions received by our partnership pursuant to the first tier of the Regular Distribution Waterfall during the term of BRELP;

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  second, 100% to the partners of BRELP, in proportion to their respective amounts of unrecovered capital in BRELP;

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  third, 100% to the owners of BRELP's partnership interests, pro rata to their percentage interests, until an amount has been distributed in respect of each limited partnership unit of BRELP equal to the excess of (i) the First Distribution Threshold for each quarter during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP), over (ii) the aggregate amount of distributions made in respect of a BRELP's limited partnership unit pursuant to the second tier of the Regular Distribution Waterfall during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP);

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  fourth, 85% to the owners of BRELP's partnership interests, pro rata to their percentage interests, and 15% to its general partner, until an amount has been distributed in respect of each limited partnership unit of BRELP equal to the excess of (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP), over (ii) the aggregate amount of distributions made in respect of a limited partnership unit of BRELP pursuant to the third tier of the Regular Distribution Waterfall during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP); and

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  thereafter, 75% to the owners of BRELP's partnership interests, pro rata to their percentage interests, and 25% to its general partner.

        Each partner's percentage interest is determined by the relative portion of all outstanding partnership interests held by that partner from time to time and is adjusted upon and reflects the issuance of additional partnership interests of BRELP. In addition, the unreturned capital attributable to each of the partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the Amended and Restated Limited Partnership Agreement of BRELP so as to ensure the uniformity of the economic rights and entitlements of (i) the previously outstanding partnership interests of BRELP, and (ii) the subsequently-issued partnership interests of BRELP.

        The Amended and Restated Limited Partnership Agreement of BRELP provides that, to the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any incentive distributions paid to the BRELP GP LP in accordance with the distribution entitlements described above will be reduced in an equitable manner to avoid duplication of distributions.

        The BRELP GP LP may elect, at its sole discretion, to reinvest incentive distributions in Redeemable Partnership Units.

Sale or Other Disposition of Assets

        The Amended and Restated Limited Partnership Agreement of BRELP generally prohibits the general partner of BRELP, without the prior approval of the holders of at least 50% of the voting power of the units of BRELP, from causing BRELP to, among other things, sell, exchange or otherwise dispose of all or substantially all of BRELP or Brookfield Renewable's assets in a single transaction or a series of related transactions.

No Management or Control

        BRELP's limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of BRELP and do not have any right or authority to act for or to bind BRELP or to take part or interfere in the conduct or management of BRELP.

        Limited partners are not entitled to vote on matters relating to BRELP, although holders of units are entitled to consent to certain matters as described under "— Amendment of BRELP's Limited Partnership Agreement", "— Opinion of Counsel and Limited Partner Approval" and "— Withdrawal of the General Partner" which may be effected only with the consent of the holders of the percentages of outstanding units specified below. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units.

        In addition, pursuant to the Voting Agreement, BREP, through our Managing General Partner, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of the BRELP General Partner. See "Related Party Transactions — Voting Agreement".

Meetings

        Special meetings of the limited partners of BRELP may be called by its general partner at a time and place outside of Canada determined by it on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Special meetings of the limited partners may also be called by limited partners holding 50% or more of the voting power of the outstanding partnership interests of the class or classes for which a meeting is proposed. For this purpose, the partnership interests outstanding do not include partnership interests owned by its general partner or any of its Affiliates other than any member of Brookfield Renewable. Only holders of partnership interests of BRELP of record on the date set by its general partner (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.

Amendment of BRELP's Limited Partnership Agreement

        Amendments to the Amended and Restated Limited Partnership Agreement of BRELP may only be proposed by or with the consent of its general partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the general partner must seek approval of at least 66 2/3% of the voting power of BRELP's outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Prohibited Amendments

        No amendment may be made that would:

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  enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

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  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by BRELP to BRELP GP LP or any of its Affiliates without the consent of BRELP GP LP which may be given or withheld in its sole discretion.

        The provision of the Amended and Restated Limited Partnership Agreement of BRELP preventing the amendments having the effects described directly above can be amended upon the approval of the holders of not less than 90% of the outstanding units.

No Limited Partner Approval

        Subject to applicable law, the BRELP GP LP may generally make amendments to the Amended and Restated Limited Partnership Agreement of BRELP without the approval of any limited partner to reflect:

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  a change in the name of the partnership, the location of the partnership's registered office or the partnership's registered agent;

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  the admission, substitution or withdrawal or removal of partners in accordance with the Amended and Restated Limited Partnership Agreement of BRELP;

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  a change that its general partner determines is reasonable and necessary or appropriate for the partnership to qualify or to continue its qualification as an exempted limited partnership under Bermuda Law or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of its general partner to ensure that BRELP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

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  an amendment that BRELP GP LP determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

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  an amendment that is necessary, in the opinion of counsel, to prevent BRELP or its general partner or its directors, officers, agents or trustees, from having a material risk of being in any manner subjected to the provisions of the Investment Company Act of 1940 or similar legislation in other jurisdictions;

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  an amendment that its general partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;

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  any amendment expressly permitted in the Amended and Restated Limited Partnership Agreement of BRELP to be made by its general partner acting alone;

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  any amendment that in the sole discretion of BRELP GP LP is necessary or appropriate to reflect and account for the formation by the partnership of, or its investment in, any Person, as otherwise permitted by the Amended and Restated Limited Partnership Agreement of BRELP;

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  a change in its fiscal year and related changes;

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  any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the partners that, in the sole discretion of its general partner, is necessary or appropriate to (i) comply with the requirements of applicable law, (ii) reflect the partners' interests in BRELP, or (iii) consistently reflect the distributions made by BRELP to the partners pursuant to the terms of the Amended and Restated Limited Partnership Agreement of BRELP;

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  any amendment that in the sole discretion of BRELP GP LP is necessary or appropriate to address any statute, rule, regulation, notice, or announcement that affects or could affect the U.S. federal income tax treatment of any allocation or distribution related to any interest of BRELP GP LP in the profits of BRELP; and

  •
  any other amendments substantially similar to any of the matters described directly above.

        In addition, amendments to the Amended and Restated Limited Partnership Agreement of BRELP may be made by its general partner without the approval of any limited partner if those amendments, in the discretion of the general partner:

  •
  do not adversely affect BRELP's limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

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  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion or binding directive, order, ruling or regulation of any governmental agency or judicial authority;

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  are necessary or appropriate to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

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  are necessary or appropriate for any action taken by its general partner relating to splits or combinations of units made in accordance with the provisions of the Amended and Restated Limited Partnership Agreement of BRELP; or

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  are required to effect the intent expressed in the Combination Agreement or the intent of the provisions of the Amended and Restated Limited Partnership Agreement of BRELP or are otherwise contemplated by the Amended and Restated Limited Partnership Agreement of BRELP.

Opinion of Counsel and Limited Partner Approval

        The BRELP GP LP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "— No Limited Partner Approval" should occur. No other amendments to the Amended and Restated Limited Partnership Agreement of BRELP will become effective without the approval of holders of at least 90% of the voting power of BRELP's units, unless it obtains an opinion of counsel to the effect that the amendment will not (i) cause BRELP to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes its general partner has not made the election described below under "— Election to be Treated as a Corporation") or (ii) affect the limited liability under the Limited Partnership Act 1883 of any of BRELP's limited partners.

        In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

        In addition, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Election to be Treated as a Corporation

        If, in the determination of its general partner, it is no longer in BRELP's best interests to continue as a partnership for U.S. federal income tax purposes, the BRELP GP LP may elect to treat BRELP as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Dissolution

        BRELP shall dissolve and its affairs shall be wound up, upon the earlier of (i) the service of notice by its general partner, with the approval of a majority of the members of the independent directors of our Managing General Partner, that, in the opinion of the general partner, the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of BRELP; (ii) the election of its general partner, with the approval of its independent directors, if BRELP, as determined by its general partner, based on an opinion of counsel, is required to register as an "investment company" under the Investment Company Act of 1940 or similar legislation in other jurisdictions; (iii) the date that its general partner withdraws from the partnership (unless a successor entity becomes the general partner of BRELP as described below under "— Withdrawal of the General Partner"); (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of BRELP or an order to wind-up or liquidate its general partner without the appointment of a successor in compliance with the provisions of the Amended and Restated Limited Partnership Agreement of BRELP that are described below under "— Withdrawal of the General Partner"; and (v) the date on which its general partner decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of BRELP's assets in a single transaction or series of transactions.

        BRELP will be reconstituted and continue without dissolution if, within 30 days of the date of dissolution (and provided that a notice of dissolution with respect to BRELP has not been filed with the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the original general partner, but only if BRELP receives an opinion of counsel that the admission of the new general partner will not result in the loss of limited liability of any limited partner of BRELP.

Withdrawal of the General Partner

        BRELP GP LP may withdraw as general partner without first obtaining approval of BRELP's limited partners by giving 180 days advance notice, and that withdrawal will not constitute a violation of the Amended and Restated Limited Partnership Agreement of BRELP.

        Upon the withdrawal of BRELP GP LP, the holders of at least a majority of the voting power of the outstanding class of units that are not Redeemable Partnership Units may elect a successor to BRELP GP LP. If a successor is not selected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act of 1940 (and similar legislation in other jurisdictions) cannot be obtained, BRELP will be dissolved, wound up and liquidated. See "— Dissolution" above.

        BRELP GP LP may not be removed unless that removal is approved by the vote of the holders of at least 66 2/3% of the outstanding class of units that are not Redeemable Partnership Units and it receives a withdrawal opinion of counsel regarding limited liability, tax matters and the Investment Company Act of 1940 (and similar legislation in other jurisdictions). Any removal of BRELP GP LP is also subject to the approval of a successor general partner by the vote of the holders of a majority of the voting power of its outstanding units that are not Redeemable Partnership Units.

        In the event of the removal of BRELP GP LP under circumstances where cause exists or withdrawal of BRELP GP LP where that withdrawal violates the Amended and Restated Limited Partnership Agreement of BRELP, a successor general partner will have the option to purchase the general partnership interest of BRELP GP LP for a cash payment equal to its fair market value. Under all other circumstances where BRELP GP LP withdraws or is removed by the limited partners, BRELP GP LP will have the option to require the successor general partner to purchase the general partnership interest of BRELP GP LP for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between BRELP GP LP and the successor general partner. If no agreement is reached within 30 days of BRELP GP LP's departure, an independent investment banking firm or other independent expert selected by BRELP GP LP and the successor general partner will determine the fair market value. If BRELP GP LP and the successor general partner cannot agree upon an expert within 45 days of BRELP GP LP's departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

        If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partnership interests will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

        BRELP GP LP may transfer all or any part of its general partnership interest without first obtaining approval of any holders of BRELP limited partnership units. As a condition of this transfer, the transferee must (i) be an Affiliate of the general partner of BREP (or the transfer must be made concurrently with a transfer of the general partnership units of BREP to an Affiliate of the transferee), (ii) agree to assume the rights and duties of the general partner to whose interest that transferee has succeeded, (iii) agree to be bound by the provisions of the Amended and Restated Limited Partnership Agreement of BRELP and (iv) furnish an opinion of counsel regarding limited liability and tax matters. Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authority. At any time, the members of the BRELP GP LP may sell or transfer all or part of their units in the BRELP GP LP without the approval of the holders of BRELP limited partnership units.

Change to BRELP General Partner

        Prior to the end of BRELP's first fiscal period, we expect that a Bermuda company, wholly-owned by BRPI, will become the general partner of BRELP GP LP.

Transactions with Interested Parties

        The general partner of BRELP, its Affiliates and its respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as "interested parties", may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with units of BRELP with the same rights they would have if the general partner of BRELP were not a party to the Amended and Restated Limited Partnership Agreement of BRELP. An interested party will not be liable to account either to other interested parties or to BRELP, its partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

        The Amended and Restated Limited Partnership Agreement of BRELP permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with BRELP, any of the Holding Entities, any operating entity or any other holding vehicle established by BRELP and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to BRELP, any of the Holding Entities, any operating entity or any other holding vehicle established by BRELP or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to our Conflicts Policy.

Outside Activities of the General Partner

        Under the Amended and Restated Limited Partnership Agreement of BRELP, the general partner will be required to maintain as its sole activity the role of the general partner of BRELP. The general partner will not be permitted to engage in any activity or incur or guarantee any debts or liabilities except in connection with or incidental to its performance as general partner or incurring, guaranteeing, acquiring, owning or disposing of debt or equity securities of a subsidiary of an Holding Entity or any other holding vehicle established by BRELP.

        The Amended and Restated Limited Partnership Agreement of BRELP provides that each person who is entitled to be indemnified by BRELP, as described below under "— Indemnification; Limitations on Liability" (other than the general partner) will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such businesses and activities are similar to our activities, or (ii) such businesses and activities directly compete with, or disfavor or exclude, BRELP, its general partner, any Holding Entity, operating entity, or any other holding vehicle established by BRELP. Such business interests, activities and engagements will be deemed not to constitute a breach of the Amended and Restated Limited Partnership Agreement of BRELP or any duties stated or implied by law or equity, including fiduciary duties, owed to any of BRELP, its general partner, any Holding Entity, operating entity, and any other holding vehicle established by BRELP (or any of their respective investors), and shall be deemed not to be a breach of its general partner's fiduciary duties or any other obligation of any type whatsoever of the general partner. None of BRELP, its general partner, any Holding Entity, operating entity, any other holding vehicle established by BRELP or any other person shall have any rights by virtue of the Amended and Restated Limited Partnership Agreement of BRELP or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by BRELP as described below under "— Indemnification; Limitations on Liability".

        BRELP GP LP and the other indemnified persons described in the preceding paragraph will not have any obligation under the Amended and Restated Limited Partnership Agreement of BRELP to present business or investment opportunities to BRELP, any Holding Entity, operating entity, or any other holding vehicle established by BRELP. These provisions will not affect any obligation of such indemnified person to present business or investment opportunities to BRELP, any Holding Entity, operating entity or any other holding vehicle established by BRELP pursuant to the Relationship Agreement or any other separate written agreement between such persons.

Accounts, Reports and Other Information

        Under the Amended and Restated Limited Partnership Agreement of BRELP, the general partner of BRELP will be required to prepare financial statements in accordance with IFRS as determined by the International Accounting Standards Board. BRELP's financial statements must be made publicly available together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as the general partner of BRELP deems appropriate. BRELP's annual financial statements must be audited by an independent accounting firm of international standing and made publicly available within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. BRELP's quarterly financial statements are unaudited and are made available publicly as and within the time period required by applicable laws and regulations, including any rules of any applicable securities exchange.

        The general partner of BRELP is also required to use commercially reasonable efforts to prepare and send to BRELP's limited partners on an annual basis, additional information regarding BRELP, including Schedule K-1 (or equivalent). The general partner of BRELP will also, where reasonably possible, prepare and send information required by BRELP's non-U.S. limited partners for U.S. federal income tax reporting purposes. The general partner of BRELP is also required to use commercially reasonable efforts to prepare and send on an annual basis, to each BRELP limited partner who was a partner at any time during the year and who is required to file an income tax return under the Income Tax Act, all necessary income tax reporting information with respect to the limited partner's income from BRELP for that year.

        BRELP GP LP will deliver to our partnership (i) the financial statements of BRELP, and (ii) the accounts and financial statements of any Holding Entity or any other holding vehicle established by BRELP that is not consolidated with BRELP or any Holding Entity or holding vehicle whose accounts are subject to such approval.

Indemnification; Limitations on Liability

        Under the Amended and Restated Limited Partnership Agreement of BRELP, BRELP is required to indemnify on an after-tax basis out of the assets and to the fullest extent permitted by law its general partner, the Manager and any of their respective Affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a Governing Body of BRELP, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by its general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with its business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's gross negligence, bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Amended and Restated Limited Partnership Agreement of BRELP, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves gross negligence, bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The Amended and Restated Limited Partnership Agreement of BRELP requires it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification. In addition, under the Amended and Restated Limited Partnership Agreement of BRELP, the general partner of BRELP, on behalf of Brookfield, is required under certain circumstances to indemnify BRELP and BREP for U.S. federal income taxes imposed under Sections 897, 1445, or 1461 of the U.S. Internal Revenue Code of 1986, as amended, on BRELP or BREP as a result of the exercise of the redemption right or the exchange right by Brookfield or BREP, as the case may be, pursuant to the Amended and Restated Limited Partnership Agreement of BRELP.

Governing Law

        The Amended and Restated Limited Partnership Agreement of BRELP is governed by and will be construed in accordance with the laws of Bermuda.

RELATED PARTY TRANSACTIONS

        Following the Combination, we will be an Affiliate of Brookfield. We will enter into a number of agreements and arrangements with Brookfield in order to enable us to be established as a separate entity and pursue our vision of being a leading owner and operator of high-quality renewable power assets. While we believe that this ongoing relationship with Brookfield provides us with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate very differently from an independent, stand-alone entity. We describe below these relationships as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield.

        See "Risk Factors — Risks Relating to Our Relationship with Brookfield", "Governance", "Management and Our Master Services Agreement" and "Principal LP Unitholders".

Relationship Agreement

        Brookfield Asset Management and certain of its subsidiaries will enter into an agreement with Brookfield Renewable pursuant to which Brookfield Asset Management will commit that Brookfield Renewable will serve as the primary vehicle through which Brookfield will acquire renewable power assets on a global basis. Brookfield Asset Management is a global alternative asset manager with approximately $150 billion in assets under management. It has over a 100-year history of owning and operating assets with a focus on real estate, infrastructure, power and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a distinct competitive advantage in the markets where it operates. Brookfield Asset Management is co-listed on the NYSE and the TSX under the symbol BAM and on NYSE Euronext under the symbol BAMA. See "Our Manager" for further details on Brookfield Asset Management.

        An integral part of our strategy will be to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums or funds for acquisitions that fit our strategy. It is currently intended that future renewable power acquisitions identified by Brookfield may be funded with commitments pursuant to these funds and Brookfield Renewable would fund Brookfield's participation where renewable power investments are made by Brookfield's sponsored institutional funds. In addition, Brookfield has agreed that it will not sponsor transactions that are suitable for us in the renewable power sector unless we are given an opportunity to participate. For a detailed description of our Relationship Agreement, see "The Combination — Combination Agreement — Ancillary Agreements — Relationship Agreement".

Master Services Agreement

        Pursuant to the Master Services Agreement, the Manager will provide oversight of the business and will provide the services of senior officers to Brookfield Renewable. The individuals that the Manager will initially provide include many of the same executives that have successfully overseen and grown both the Fund and BRPI since the late 1990s. In addition, the Manager will provide services relating to acquisitions or dispositions, financings, business planning and strategy and oversight and supervision of various day to day management and administration activities. In exchange for providing these services, the Manager will be entitled to a Base Management Fee equal to $20 million (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013) plus 1.25% of the amount by which the Total Capitalization Value (which is generally determined with reference to the aggregate of the value of all outstanding LP Units and securities of the other Service Recipients that are not held by Brookfield Renewable, plus all outstanding third party debt with recourse to BREP, BRELP or a Holding Entity, less all cash held by such entities) of BREP exceeds an initial reference value determined at closing of the Combination. In the event that the measured Total Capitalization Value of BREP in a given period is less that the initial reference value, the Manager will receive a Base Management Fee of $20 million annually (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). The Base Management Fee will be calculated and paid on a quarterly basis. For a detailed description of our Master Services Agreement, see "Management and Our Master Services Agreement — Our Master Services Agreement".

Incentive Distributions

        BRELP GP LP is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interest in BRELP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the Amended and Restated Limited Partnership Agreement of BRELP. See "Description of the Amended and Restated Limited Partnership Agreement of BRELP — Distributions".

        BRELP GP LP may, at its sole discretion, elect to reinvest incentive distributions in exchange for Redeemable Partnership Units.

        To the extent that any of the Holding Entities or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions will be reduced in an equitable manner to avoid duplication of distributions.

General Partner Distributions

        Pursuant to the Amended and Restated Limited Partnership Agreement of BREP, the Managing General Partner is entitled to receive a general partner distribution equal to 0.01% of the total distributions of our partnership. See "Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP".

        Pursuant to the Amended and Restated Limited Partnership Agreement of BRELP, BRELP GP LP is entitled to receive a general partner distribution from BRELP equal to a share of the total distributions of BRELP in proportion to BRELP GP LP's percentage interest in BRELP which, immediately following the Combination, will be equal to 1% of the total distributions of BRELP. In addition, it is entitled to receive the incentive distributions described above under "— Incentive Distributions". See "Description of the Amended and Restated Limited Partnership Agreement of BRELP — Distributions".

Energy Revenue Agreement

        The Energy Revenue Agreement will be entered into on the Effective Date between BEM LP, a subsidiary of BRPI, and BPUSHA, a subsidiary of BRELP that indirectly owns all of the BRPI US Facilities. Prior to the BRPI US Facilities being transferred to BREP, BEM LP will enter into the Energy Revenue Agreement whereby BEM LP will support the price that BPUSHA receives for the energy generated by certain of the BRPI US Facilities at a price of $75/MWh escalated annually at 40% of the increase in the Consumer Price Index during the previous year, but capped at a 3% increase per annum. The Energy Revenue Agreement will have an initial term of 20 years from the Effective Date with automatic renewals for successive 20-year periods unless 180 days before the end of the applicable term (i) both parties agree in writing not to renew the agreement or (ii) BEM LP provides written notice that the agreement shall terminate with respect to one or more facilities five years after the end of the applicable term. All of BEM LP's payment obligations under the Energy Revenue Agreement will be guaranteed by BRPI. For a detailed description of our Energy Revenue Agreement, see "The Combination — Combination Agreement — Ancillary Agreements — Energy Revenue Agreement".

Power Agency Agreements

        In conjunction with the Energy Revenue Agreement, BEM LP and each of the owners of the BRPI US Facilities subject to the Energy Revenue Agreement will enter into Power Agency Agreements. Under each Power Agency Agreement, BEM LP is appointed as the exclusive agent of the owner in respect of the sales of electricity, the procurement of transmission and other additional services. BEM LP also schedules, dispatches and arranges for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Power Agency Agreement, BEM LP will be entitled to be reimbursed for any third-party costs incurred, but receives no additional fee for its services in connection with the sale of power and for providing the other services. For a detailed description of our Power Agency Agreements, see "The Combination — Combination Agreement — Ancillary Agreements — Power Agency Agreements".

Other Power Agreements

        The Fund is a party to a number of commercial agreements with BRPI and its subsidiaries, including: PPAs for the sale of power generated from the Fund's various facilities to BRPI and its subsidiaries; agreements under which BRPI supports the Fund's revenue under PPAs with BRPI's subsidiaries and one industrial power purchaser; and a wind levelization agreement, under which BRPI agrees that for each year until 2018, in the event that the actual generation amount for the Fund's Prince wind facilities is lower than the specified levelization amount, BRPI will make a certain payment to BRPT as more fully set out in the Wind Levelization

Agreement (see "— Wind Levelization Agreement" for further details on the Wind Levelization Agreement). These agreements will remain in place between BRPI and Brookfield Renewable.

Energy Marketing Agreement

        BEM LP and CanHoldco will enter into an Energy Marketing Agreement pursuant to which BEM LP will agree to provide energy marketing services to our North American business. Under this agreement, BEM LP will prepare an annual marketing plan for BREP's North American electricity portfolio which seeks to ensure compliance with the approved risk policy and maximize annual generation of our North American facilities, taking into account (among other things) the hydrologic or wind resource available to each facility, the obligation to operate the facilities in accordance with prudent industry practice and the covenants, obligations and restrictions contained in the various power agency and marketing agreements between BEM LP and CanHoldco.

        The Energy Marketing Agreement will provide for BEM LP to be paid $18 million per year (subject to an increase by a specified inflation factor beginning on January 1, 2013). Such fee will be reduced by any amounts that BEM LP (or one of its Affiliates) receives under existing power agency and marketing agreements with CanHoldco that BEM LP determines are comparable to such fee. For a detailed description of our Energy Marketing Agreement, see "The Combination — Combination Agreement — Ancillary Agreements — Energy Marketing Agreement".

Development Projects Agreement

        As part of the Combination, we will indirectly acquire a number of development projects in Brazil, Canada and the United States from BRPI. To further align interests and incentivize continued development success with respect to these specific projects, BRPI will receive no up front proceeds on closing for the transfer of these projects, but will be entitled to receive on commercial operation or sale of the projects, in each case if developed or sold in the 25 years following closing, up to 100% of the development costs that it contributed to each project and 50% of the fair market value of the projects in excess of a priority return on each party's invested capital. These financial arrangements with BRPI will not apply to any future projects. For a detailed description of our Development Projects Agreement, see "The Combination — Combination Agreement — Ancillary Agreements — Development Projects Agreement".

Contract Amendments

        Each of the Mississagi PPA, the BRPT PPA and GLPL PPA will be amended on the Effective Date to increase the price (from a price that is currently C$69/MWh) to an average of C$88/MWh on a portfolio basis (with the existing inflation-linked price escalation provisions in such agreements). In addition, the term of the Mississagi PPA will be extended to December 1, 2029 and Mississagi Power Trust will be granted the unilateral option to terminate the agreement, on 120 days written notice, at any time between January and July of 2017 and between January and July of 2024. After December 1, 2029, the price under the BRPT PPA and the GLPL PPA will revert back to the original C$69/MWh price (with the existing inflation linked price escalation provisions in such agreements). See "The Combination — Combination Agreement — Ancillary Agreements — Contract Amendments".

Wind Levelization Agreement

        On February 4, 2009, BRPI and the Fund entered into a Wind Levelization Agreement (the "Wind Levelization Agreement") whereby BRPI agreed that for each year until 2018, inclusively, in the event that the actual generation amount for the Fund's Prince wind facilities is lower than the specified levelization amount, BRPI will make a payment to BRPT. This agreement will be assigned to a subsidiary of BRELP on the Effective Date. Payments under the agreement will be equal to (i) the difference between the actual generation amount and the specified levelization amount multiplied by the applicable PPA rate, plus (ii) any payments that would have been due under the Canadian Federal Government's EcoEnergy Program in respect of such difference in generation. In the event the actual generation amount for Prince wind is higher than the specified levelization amount, Brookfield Renewable will reimburse BRPI in a similar manner in respect of such excess generation. Payments will be made by March 1 of each year, in respect of the preceding year.

Voting Agreement

        BRPI and BREP have determined that it is advisable for BREP to have control over the BRELP General Partner, BRELP GP LP and BRELP. Accordingly, BREP and BRPI have entered into a voting agreement that will provide BREP, through our Managing General Partner, with a number of voting rights, including the right to direct all eligible votes in the election of the directors of the BRELP General Partner. For a detailed description of our Voting Agreement, see "The Combination — Combination Agreement — Ancillary Agreements — Voting Agreement".

Registration Rights Agreement

        BRPI and BREP will enter into a customary Registration Rights Agreement pursuant to which BREP will agree that, upon the request of BRPI, BREP will file one or more registration statements to register for sale under the 1933 Act, or one or more prospectuses to qualify the distribution in Canada of, any LP Units held by BRPI (including LP Units acquired pursuant to the Redemption Exchange Mechanism). For a detailed description of our Registration Rights Agreement, see "The Combination — Combination Agreement — Ancillary Agreements — Registration Rights Agreement".

Licensing Agreement

        Brookfield has granted to Brookfield Renewable a non-exclusive, royalty-free license to use the name "Brookfield" and the Brookfield logo. Other than under this limited license, we do not have a legal right to the "Brookfield" name and the Brookfield logo in the United States and Canada.

        We will be permitted to terminate the licensing agreement upon 30 days' prior written notice if Brookfield defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to Brookfield. Brookfield may terminate the licensing agreement effective immediately upon termination of our Master Services Agreement or with respect to any licensee upon 30 days' prior written notice of termination if any of the following occurs:

  •
  the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to the licensee;

  •
  the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the licensing agreement;

  •
  certain events relating to a bankruptcy or insolvency of the licensee; or

  •
  the licensee ceases to be an Affiliate of Brookfield.

        A termination of the licensing agreement with respect to one or more licensees will not affect the validity or enforceability of the agreement with respect to any other licensees.

Preferred Shares

        Brookfield has provided an aggregate of $5 million of working capital to Bermuda Holdco through a subscription for preferred shares of Bermuda Holdco. The preferred shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of Bermuda Holdco and are redeemable at the option of Bermuda Holdco, subject to certain limitations, at any time after the tenth anniversary of their issuance. The preferred shares are not entitled to vote, except as required by law.

Redemption-Exchange Mechanism

        One or more wholly-owned subsidiaries of BRPI that hold Redeemable Partnership Units (as hereinafter defined) have the right to require BRELP to redeem all or a portion of the Redeemable Partnership Units, subject to our partnership's right of first refusal, for cash in an amount equal to the market value of one of our LP Units multiplied by the number of LP Units to be redeemed (subject to certain adjustments). See "Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism". The redemption right can only be exercised after the second anniversary of closing.

Taken together, the effect of the redemption right and the right of first refusal is that one or more wholly-owned subsidiaries of Brookfield will receive our LP Units, or the value of such LP Units, at the election of our partnership. Should our partnership determine not to exercise its right of first refusal, cash required to fund a redemption of limited partnership interests of BRELP held by wholly-owned subsidiaries of Brookfield will likely be financed by a public offering of our LP Units.

Indemnification Arrangements

        Subject to certain limitations, Brookfield and its directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in the Amended and Restated Limited Partnership Agreement of BREP, our Managing General Partner's By-laws, the Amended and Restated Limited Partnership Agreement of BRELP, our Master Services Agreement and other arrangements with Brookfield. See "Management and Our Master Services Agreement — Our Master Services Agreement", "Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP — Indemnification; Limitations on Liability" and "Description of the Amended and Restated Limited Partnership Agreement of BRELP — Indemnification; Limitations on Liability".

Other Services

        Brookfield may provide to the Operating Entities services which are outside the scope of the Master Services Agreement under arrangements that are on market terms and conditions and pursuant to which Brookfield will receive fees. The services provided under these arrangements will include financial advisory, operations management and other services. Pursuant to our conflict of interest guidelines, those arrangements may require prior approval by a majority of the independent directors, which may be granted in the form of general guidelines, policies or procedures. See "— Conflicts of Interest and Fiduciary Duties".

Conflicts of Interest and Fiduciary Duties

Fiduciary Duties

        Each of the Managing General Partner and the BRELP GP LP are required to exercise its powers and carry out its functions as general partner of BREP and BRELP, respectively, honestly and in good faith, and exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, in each case, subject to and after taking into account, the terms and conditions of the Relationship Agreement, the Master Services Agreement and the Conflicts Policy. However, the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP contain various provisions that modify the fiduciary duties that might otherwise be owed to us and our LP Unitholders. These duties include the duties of care and loyalty. The duty of loyalty, in the absence of provisions in the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP to the contrary, would generally prohibit the Managing General Partner and the BRELP General Partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP each prohibit the limited partners (or LP Unitholders) from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. For example, the agreements provide that our Managing General Partner, the BRELP General Partner and their Affiliates will not have any obligation under the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, BRELP, any Holding Entity or any other holding vehicle established by our partnership. They also allow Affiliates of the Managing General Partner and the BRELP General Partner to engage in activities that may compete with us or our activities. In addition, the agreements permit our Managing General Partner and the BRELP General Partner to take into account the interests of third-parties, including Brookfield, when resolving conflicts of interest.

        These modifications to the fiduciary duties may be detrimental to our LP Unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not always in the best interests of our partnership or the best interests of our LP Unitholders. We believe it is necessary to modify the fiduciary duties that might otherwise be owed to us and our LP Unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of our Managing General Partner and the BRELP General Partner to attract and retain experienced and capable directors and to take actions that we believe will be necessary for the carrying out of our business would be unduly limited due to their concern about potential liability.

Conflicts of Interest

        We will maintain a conflicts protocol and guidelines (the "Conflicts Policy") to be applied for addressing conflicts and potential conflicts and for providing guidelines for the completion of certain transactions. The Conflicts Policy states that conflicts be resolved based on the principles of transparency and that transactions that are carried out, be carried out at an arm's length basis, with validation of terms as arm's length being based upon actual participation of arm's length third-party participants such as co-investors whenever possible, or otherwise through objective, independent professional advice or other satisfactory evidence of market terms. The Conflicts Policy also states that in circumstances of actual conflict, independent director, or where required, LP Unitholder approval be obtained. The Conflicts Policy has not been reviewed by the Fund or the Independent Committee.

        The Conflicts Policy recognizes the benefit to us of our relationship with Brookfield and our intent to pursue a strategy that seeks to maximize the benefits from this relationship. The Conflicts Policy also recognizes that the principal areas of potential application of the Conflicts Policy on an ongoing basis will be in connection with our acquisitions and our participation in Brookfield led consortia and partnership arrangements, together with any management or service arrangements entered into in connection therewith or the ongoing operations of the underlying Operating Entities. The Conflicts Policy may be amended from time to time at the discretion of the Managing General Partner.

        In general, the Conflicts Policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield led or co-led consortium or partnership, be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The Conflicts Policy also provides that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our Master Services Agreement and the Amended and Restated Limited Partnership Agreement of BRELP, where applicable, or that such fees or carried interest must either have been negotiated with another arm's-length participant or otherwise demonstrated to be on market terms. The Conflicts Policy further provides that if the acquisition involves the purchase by us of an asset from Brookfield, or the participation in a transaction involving the purchase by us and Brookfield of different assets, that a fairness opinion or, in some circumstances, a valuation or appraisal by a qualified expert be obtained, confirming that the consideration paid by us is fair from a financial point of view. These requirements provided for in the Conflicts Policy are in addition to any disclosure, approval and valuation requirements that may arise under applicable law.

        With respect to transactions in which there is greater potential for a conflict of interest to arise, our Managing General Partner may be required to seek the prior approval of the independent directors pursuant to the Conflicts Policy guidelines that have been approved by the independent directors from time to time. These transactions include (i) the dissolution of our partnership; (ii) any material amendment to the Master Services Agreement, the Amended and Restated Limited Partnership Agreement of BREP or the Amended and Restated Limited Partnership Agreement of BRELP; (iii) acquisitions by us from, and dispositions by us to, Brookfield; (iv) any other material transaction involving us and Brookfield; and (v) termination of, or any determinations regarding indemnification under, the Master Services Agreement or any determinations regarding indemnification under the Amended and Restated Limited Partnership Agreement of BREP or the Amended and Restated Limited Partnership Agreement of BRELP. Pursuant to our Conflicts Policy, independent directors may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of, MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our partnership has applied for exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, would permit it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership's market capitalization if Brookfield's indirect equity interest in our partnership, through its ownership of Redeemable Partnership Units, was included in the calculation of our partnership's market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements would apply, would be increased to include the approximately 48.9% indirect interest in our partnership held by Brookfield through its ownership of Redeemable Partnership Units.

        Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between our partnership and our LP Unitholders, on the one hand, and Brookfield, on the other hand. In particular, conflicts of interest could arise, among other reasons, because:

  •
  in originating and recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability of opportunities for us and to allocate such opportunities to us or to itself or third-parties;

  •
  because of the scale of typical renewable power acquisitions and because our strategy includes completing acquisitions through consortium or partnership arrangements with pension funds and other financial sponsors, we will likely make co-investments with Brookfield and Brookfield sponsored funds or Brookfield sponsored or co-sponsored consortiums and partnerships, which typically will require that Brookfield owe fiduciary duties to the other partners or consortium members that it does not owe to us;

  •
  there may be circumstances where Brookfield will determine that an acquisition opportunity is not suitable for us because of the fit with our acquisition strategy and/or limits arising due to regulatory or tax considerations and/or limits on our financial capacity or because of the immaturity of the target assets and Brookfield is entitled to pursue the acquisition on its own behalf rather than offering us the opportunity to make the acquisition;

  •
  where Brookfield has made an acquisition, it may transfer it to us at a later date after the assets have been developed or we have obtained sufficient financing;

  •
  our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services, access to financing arrangements and originates acquisition opportunities, and circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into;

  •
  under the Amended and Restated Limited Partnership Agreement of BRELP and the agreements governing the Operating Entities, Brookfield is generally entitled to share in the returns generated by our operations, which could create an incentive for it to assume greater risks when making decisions than it otherwise would in the absence of such arrangements;

  •
  Brookfield is permitted to pursue other business activities and provide services to third-parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of Brookfield's resources, personnel and acquisition opportunities to others who compete with us;

  •
  Brookfield does not owe our partnership or our LP Unitholders any fiduciary duties, which may limit our recourse against it;

  •
  the liability of Brookfield is limited under our arrangements with them, and we have agreed to indemnify Brookfield against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for their own account, or may give rise to legal claims for indemnification that are adverse to the interests of our LP Unitholders;

  •
  Brookfield or a Brookfield sponsored consortium may want to acquire or dispose of the same asset as us;

  •
  we may be, directly or indirectly, purchasing an asset from, or selling an asset to, Brookfield;

  •
  there may be circumstances where we are acquiring different assets as part of the same transaction with Brookfield; and

  •
  other conflicting transactions involving us and Brookfield.

 DIFFERENCES BETWEEN UNITS OF THE FUND AND UNITS OF OUR PARTNERSHIP

        Following the Arrangement, Unitholders will become LP Unitholders. The following is a summary of those instances where the rights and protections of LP Unitholders differ materially from the current rights and protections of Unitholders. These differences arise from differences between the Trust Indenture, the BRPT Indenture and the Amended and Restated Limited Partnership Agreement of BREP, and between the Civil Code of Québec, and the Limited Partnership Act 1883 (Bermuda) and the Exempted Partnerships Act 1992 (Bermuda).

        Although the Amended and Restated Limited Partnership Agreement of BREP confers upon a LP Unitholder certain of the same protections and rights that a Unitholder of the Fund has under the Trust Indenture, the Units and the LP Units are different securities and significant differences do exist. The following is a summary of those instances where significant differences exist between the protections and rights that a LP Unitholder of our partnership will have and the protections and rights that a Unitholder of the Fund currently has. The following is a summary only and does not purport to be a comprehensive statement of the differences that may exist. For a more detailed description of the rights of LP Unitholders of BREP and Unitholders of the Fund, you should refer to the Trust Indenture, the BRPT Indenture and the Amended and Restated Limited Partnership Agreement of BREP and the relevant provisions of Québec and Bermuda law. For a description of certain tax consequences of owning LP Units, see "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

Meeting of LP Unitholders/Appointment of Directors

        Our partnership is not required to, nor does our partnership intend to, hold an annual meeting of our LP Unitholders, including for purposes of electing the directors of our Managing General Partner. Under the Amended and Restated Limited Partnership Agreement of BREP, LP Unitholders will not be entitled to elect the directors of our Managing General Partner or to appoint or change our partnership's auditors. Our Managing General Partner's board of directors was and will be appointed by BRPI, its sole shareholder, and any changes to our Managing General Partner's board of directors will be made by BPRI at its sole discretion. In addition, our LP Unitholders will not be entitled to remove our Managing General Partner for any reason. The Amended and Restated Limited Partnership Agreement of BREP provides that meetings of our LP Unitholders may only be called by our Managing General Partner; our LP Unitholders are not entitled to requisition a meeting of the limited partners. Additionally, our LP Unitholders are not entitled to vote on matters that would cause the limited partners to be deemed to be taking part in the management or control of the activities and affairs of our partnership so as to jeopardize the limited partner's limited liability under the Limited Partnership Act 1883. When a meeting of our LP Unitholders has been called by our Managing General Partner, the quorum for the meeting will be 25% of the outstanding LP Units represented in person or by proxy.

        By contrast, the Trust Indenture provides that there shall be an annual meeting of the Unitholders immediately prior to, and at the same place as, each annual meeting of holders of trust units of BRPT for the purpose of: (i) directing and instructing the Sole Trustee as to the manner in which the Sole Trustee shall vote the units of BRPT in respect of (a) the election of trustees of BRPT at the corresponding annual meeting of BRPT unitholders; (b) the appointment of the auditors of BRPT for the ensuing year; and (c) generally, any other matter which requires a resolution of BRPT unitholders; (ii) appointing the auditors of the Fund for the ensuing year; and (iii) transacting such other business as the Sole Trustee may determine or as may be properly brought before the meeting. In addition, as long as BRPI owns at least 10% of the outstanding Units or in certain other limited circumstances, BRPI shall be entitled to propose in the proxy-related materials sent to Unitholders the nominees for election as trustees of the Board of Trustees.

Certain Restrictions on the Managing General Partner's/Sole Trustee's Powers

        The Amended and Restated Limited Partnership Agreement of BREP provides that our Managing General Partner may not, without the approval of at least 66 2/3% of the voting power of our outstanding LP Units, sell, exchange or otherwise dispose of all or substantially all of Brookfield Renewable's or our partnership's assets, taken as a whole, in a single transaction or a series of related transactions. Apart from this restriction, our Managing General Partner has the right to conduct, direct and manage all activities of our partnership, and the limited partners are not generally entitled to vote on matters relating to our partnership, although the consent of holders of LP Units is required with respect to certain matters as described under "Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP — Amendments to the Amended and Restated Limited Partnership Agreement of BREP", "— Opinion of Counsel and Limited Partner Approval", "— Sale or Other Disposition of Assets", and "— Withdrawal of Our Managing General Partner".

        Pursuant to the Trust Indenture and the BRPT Indenture, the Unitholders have voting rights (by special resolution unless indicated otherwise) in respect of certain matters, including (i) the appointment or change of the Fund's auditors (by ordinary resolution); (ii) most amendments to the Trust Indenture or the BRPT Indenture, (iii) the sale, lease, or exchange all or substantially all of the Fund's or BRPT's property, other than in the ordinary course of business, (iv) the authorization of the termination, liquidation or winding-up of the Fund or BRPT, other than at the end of their respective terms, or (v) the authorization of the combination, amalgamation or merger of the Fund or BRPT, nor the involvement of the Fund or BRPT in other similar transactions, with any other person or entity.

Standard of Care

        Our Managing General Partner is required to exercise its powers and carry out its functions honestly and in good faith and to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, in each case, subject to, and after taking into account the terms of the Relationship Agreement, the Master Services Agreement and our Conflicts Policy. The Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP contain various provisions that modify the fiduciary duties that might otherwise be owed to our Partnership and our LP Unitholders. These duties include the duties of loyalty and the duty to act in the best interests of our partnership or our LP Unitholders. These modifications restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit our Managing General Partner and the BRELP General Partner to take into account the interests of third-parties, including Brookfield, when resolving conflicts of interest. See "Risk Factors — Risks Relating to Our Relationship with Brookfield — Brookfield is not necessarily required to act in the best interests of Service Recipients, our Partnership, or our LP Unitholders".

        By contrast, the Sole Trustee is required to exercise its powers and carry out its functions honestly and in good faith with a view to the best interests of the Fund and the Unitholders and that in connection therewith it exercises that degree of care, diligence and skill that a reasonably prudent person would exercise incomparable circumstances. To the extent that the Sole Trustee has contracted or delegated the performance of certain activities to a property manager (including BEMI), the Sole Trustee is deemed to have satisfied the aforesaid standard of care.

Additional Classes of Units; Pre-Emptive Rights

        Subject to any approval required by applicable law and the approval of any applicable securities exchange, our Managing General Partner has broad rights to cause our partnership to issue additional partnership interests (including new classes of partnership interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights (including pre-emptive rights), powers and duties (which may be senior to the existing Units) as may be determined by our Managing General Partner in its sole discretion, all without approval of LP Unitholders.

        The Units on the other hand constitute a single class and are not subject to any pre-emptive rights. No senior class of Units can be created nor can any pre-emptive right be granted without Unitholder approval by special resolution of an amendment to the Trust Indenture.

Redemption Rights

        Our LP Units are not redeemable at any time by any holder thereof. The Units however are redeemable at any time on demand by the holders thereof, subject to certain conditions.

Distributions

        The Amended and Restated Limited Partnership Agreement of BREP does not require our partnership to make distributions to our LP Unitholders. While our Managing General Partner has sole discretion to make distributions to our LP Unitholders, it is expected that BREP will declare and pay regular quarterly distributions. The amount of any distribution payable by BREP is always at the discretion of our Managing General Partner and will be evaluated periodically, and may be revised subject to business circumstances and expected capital requirements depending on, among other things, BREP's earnings, financial requirements for BREP's operations, growth opportunities, the satisfaction of applicable solvency tests for the declaration and payment of distributions and other conditions existing from time to time. See "Distribution Policy".

        The Trust Indenture provides that quarterly distributions shall be paid out to Unitholders of record on the last day of each quarter. If the Sole Trustee determines that the Fund does not have sufficient cash to fully pay any distributions, the distribution may include the issuance of freely tradable Units at a price per Unit based upon a weighted average price per Unit at which the Units have traded during the period of the last 10 days prior to the record date.

Non-Resident Ownership

        The Amended and Restated Limited Partnership Agreement of BREP does not restrict or otherwise limit the number of our LP Units that can be owned by non-residents of Canada.

        By contrast, pursuant to the Trust Indenture, at no time may non-residents of Canada (within the meaning of the Tax Act) be the beneficial owners of more than 49% of the Units. The transfer agent and registrar may require declarations as to the jurisdictions in which beneficial owners of Units are resident and the transfer agent and registrar has broad rights to take preventative or corrective action (including not accepting subscriptions, requiring the repurchase of Units and suspending voting and distribution rights with respect to the Units) in the event that it becomes aware that the beneficial owners of more than 49% of the Units outstanding are, or may be, non-residents or that such a situation is imminent.

Term of the Partnership

        Our partnership has a perpetual existence and will continue as a limited liability partnership unless our partnership is terminated or dissolved in accordance with the Amended and Restated Limited Partnership Agreement of BREP. Except with respect to the sale of all of the assets of our partnership in a single transaction or a series of related transactions, which requires the approval of at least 66 2/3% of the voting power of our outstanding LP Units, and which will result in the termination of our partnership, the termination or dissolution of our partnership will not require the approval of our LP Unitholders.

        The Fund has been established for a term to continue until no property of the Fund is held by the Sole Trustee. The termination, liquidation or winding-up of the Fund may be required by special resolution of the Unitholders.

Amendments

        Amendments to the Amended and Restated Limited Partnership Agreement of BREP may only be proposed by or with the consent of our Managing General Partner. The Amended and Restated Limited Partnership Agreement of BREP may be amended by our Managing General Partner to reflect a number of enumerated changes without the approval of LP Unitholders (see "Description of the Amended and Restated Limited Partnership Agreement of BRELP — No Limited Partner Approval"). In addition to the enumerated items, our Managing General Partner may also make amendments to the Amended and Restated Limited Partnership Agreement of BREP, without the approval of any limited partner, if, among other criteria, those amendments, in the discretion of our Managing General Partner, do not adversely affect the limited partners considered as a whole in any material respect. See "Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP — No Limited Partner Approval". Our Managing General Partner is required to seek the approval of the holders of at least 66 2/3% of the voting power of our outstanding LP Units for any other amendments to the Amended and Restated Limited Partnership Agreement of BREP. For any amendment where the approval of our LP Unitholders is required, our partnership must also obtain an opinion of counsel to the effect that the amendment will not cause our partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes our Managing General Partner has not made the election described under "Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP — Election to be Treated as a Corporation") or affect the limited liability under the Limited Partnership Act 1883 of any of our partnership's limited partners. If such an opinion of counsel is not obtained, the amendment can become effective if the approval of at least 90% of the voting power of our outstanding LP Units is obtained. In addition, any amendments that would have a material adverse effect on rights of any class of LP Units in relation to other classes of partnership interests must be approved by the holders of at least a majority of the LP Units of the class affected.

        The Trust Indenture provides that it may be amended by special resolution of the Unitholders. The Trust Indenture may also be amended by the Sole Trustee without Unitholder approval for certain limited purposes.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Torys LLP, counsel to BRPI ("Counsel"), the following is a fair and adequate summary of the principal Canadian federal income tax consequences under the Tax Act to Securityholders in respect of the Combination. This summary is applicable only to a Securityholder who (i) holds its Securities and will hold its LP Units as capital property, (ii) deals at arm's-length and is not affiliated (within the meaning of the Tax Act) with the Fund, BREP, BRELP, the Managing General Partner, the BRELP General Partner, the BRELP GP LP, BRP Equity and their respective affiliates (within the meaning of the Tax Act), and (iii) does not use or hold its Securities and will not use or hold its LP Units in the course of carrying on a business, and did not acquire the Securities and will not acquire the LP Units in one or more transactions considered to be an adventure or concern in the nature of trade. A Securityholder who is resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold its Securities as capital property may, in certain circumstances, be entitled to have its Securities (but not its LP Units) and any other "Canadian security" (as defined in the Tax Act) held by it in the taxation year of the election and in all subsequent taxation years treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. A Securityholder contemplating making such an election should consult its own tax advisor.

        This summary is not applicable to a Securityholder that is a "financial institution" (as defined in the Tax Act) for the purposes of the "mark-to-market property" rules under the Tax Act, to a Securityholder that is a "specified financial institution" (as defined in the Tax Act), to a Securityholder an interest in which would be a "tax shelter investment" (as defined in the Tax Act), to a Securityholder who acquires an LP Unit as a "tax shelter investment" (and this summary assumes that no such persons hold LP Units), to a Securityholder who has elected to have the "functional currency" reporting rules under the Tax Act apply to it, to a Securityholder that, following the Combination, will have directly or indirectly, a "significant interest" (as defined in the Tax Proposals (as defined herein) contained in the Notice of Ways and Means Motion tabled in the House of Commons on October 3, 2011) in BREP, or to a Securityholder for whom, following the Combination, any affiliate (within the meaning of the Tax Act) of BRELP is a "foreign affiliate" for purposes of the Tax Act. Furthermore, this summary is not applicable to a Preferred Shareholder that is a corporation that receives or is deemed to receive, alone or together with persons with whom it does not deal at arm's-length, in the aggregate dividends in respect of more than 10% of the Preferred Shares outstanding at the time the dividend is received. Any such Securityholders should consult their own tax advisors.

        This summary is based upon the facts set out in this Information Circular, the provisions of the Tax Act in force prior to the date hereof, and the current administrative policies and assessing practices of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) (the "Minister") prior to the date hereof (the "Tax Proposals"). This summary assumes that the Tax Proposals will be enacted as proposed but no assurance can be given that the Tax Proposals will be enacted as proposed or at all.

        This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account, or anticipate any changes in law, whether by legislative, regulatory, or judicial action or decision. This summary does not take into account any provincial, territorial, or foreign income tax considerations. The provincial, territorial, or foreign income tax consequences may differ significantly from those identified in the following discussion. A Securityholder should consult its own tax advisor in respect of the provincial, territorial, or foreign income tax consequences of the Combination and of holding and disposing of LP Units.

        This summary assumes that all issued and outstanding Preferred Shares are listed on a "designated stock exchange" (as defined in the Tax Act) at such times as dividends (including deemed dividends) are paid or received on such shares.

        This summary also assumes that neither BREP nor BRELP will be considered to carry on business in Canada. The Managing General Partner and the BRELP General Partner have advised Counsel that they intend to conduct the affairs of each of these entities, to the extent possible, so that neither of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard. This summary also assumes that other than corporations that are organized in and resident in Canada, no subsidiary of BREP or BRELP is expected to invest in any property in Canada or receive dividends, rents, interest or royalties from any Canadian resident person. If BREP or BRELP directly carry on business in Canada, the tax implications to BREP or BRELP and to LP Unitholders may be materially different than as set out herein.

        This summary also assumes that neither BREP nor BRELP is a "tax shelter" or "tax shelter investment" (each as defined in the Tax Act). However, no assurance can be given in this regard.

        This summary also assumes that the Fund qualifies as a "mutual fund trust" (as defined in the Tax Act) at all relevant times.

        This summary is of a general nature only and should not be construed, nor is it intended to be, legal or tax advice or representations to any particular Securityholder. Accordingly, a Securityholder should consult with its own tax advisor for advice with respect to the income tax consequences to it in its particular circumstances. See also "Risk Factors — Risks Relating to Taxation — Canada".

        For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Securities must be expressed in Canadian dollars including any distributions, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Securityholders Resident in Canada

        The following portion of the summary is generally applicable to a Securityholder that is, for the purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, a resident of Canada (a "Resident Securityholder", a "Resident Unitholder" or "Resident Preferred Shareholder", as applicable).

The Combination

        If the Preferred Shareholders approve the Arrangement and a particular Resident Preferred Shareholder does not exercise its dissent rights, it will continue to hold Preferred Shares of BRP Equity and will be unaffected by such approval.

        If the Preferred Shareholders do not approve the Arrangement and BRPI elects to proceed with the Arrangement, all of the Preferred Shares will be redeemed in accordance with their terms. The tax consequences of such redemption to Resident Preferred Shareholders will be the same as described below under "— Exercise of Dissent Rights — Dissenting Resident Preferred Shareholders".

Exchange of Units for LP Units

        Pursuant to the Arrangement, Resident Unitholders will exchange their Units for LP Units on a one-for-one basis. Unless a valid subsection 97(2) election is made under the Tax Act as described below, a Resident Unitholder will realize a capital gain (or a capital loss) equal to the amount by which the aggregate proceeds of disposition for the Units, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Unitholder of the Units so exchanged. For this purpose, the proceeds of disposition will be equal to the fair market value at the time of the exchange of the LP Units received. Unless a valid subsection 97(2) election is made, the cost of the LP Units received in exchange for the Units will be equal to the fair market value of the LP Units at the time of the exchange. The treatment of capital gains and capital losses is discussed below under "— Taxation of Capital Gains and Capital Losses".

Subsection 97(2) election

        A Resident Unitholder who is not exempt from tax under Part I of the Tax Act or a Unitholder that is a "Canadian partnership" (as defined in the Tax Act), where one or more of its members is not exempt from such tax (an "Eligible Unitholder"), may choose to recognize all or a portion of any capital gain that would otherwise be realized on the exchange of Units for LP Units under the Arrangement by filing with the CRA (and, where applicable, with a provincial tax authority) a joint election (the "Joint Tax Election") under subsection 97(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) made jointly by the Eligible Unitholder and the Managing General Partner on behalf of all of the members of BREP or the Managing General Partner's agent for this purpose (the "Election Agent"), as the case may be. For this purpose, BREP will qualify as a "Canadian partnership" at the time that is immediately following the time that Eligible Unitholders exchange their Units for LP Units under the Arrangement. Subject to the limitations set out in the Arrangement, the Managing General Partner on behalf of all of the members of BREP has agreed to make a Joint Tax Election pursuant to subsection 97(2) of the Tax Act (and any similar provision of any provincial tax legislation) with an Eligible Unitholder at the elected amount (the "Elected Amount") determined by such Eligible Unitholder, subject to the limitations set out in subsection 97(2) of the Tax Act (or any applicable provincial tax legislation).

        The limitations imposed by the Tax Act in respect of the Elected Amount are that the Elected Amount:

  (a)
  may not be less than the lesser of: (i) the adjusted cost base to the Eligible Unitholder of the Eligible Unitholder's Units that are exchanged, determined immediately before the time of the exchange; and (ii) the fair market value of the Units at that time; and

  (b)
  may not exceed the fair market value of the Units at the time of the exchange.

        An Elected amount that does not otherwise comply with the foregoing limitations will be automatically adjusted under the Tax Act so that it is in compliance.

        Where an Eligible Unitholder and the Managing General Partner on behalf of all of the members of BREP or the Election Agent, as the case may be, make a Joint Tax Election that complies with the above rules and the Joint Tax Election is filed on a timely basis, the tax treatment to the Eligible Unitholder will generally be as follows:

  (a)
  Units that are the subject of the Joint Tax Election will be deemed to be disposed of by the Eligible Unitholder for proceeds of disposition equal to the Elected Amount;

  (b)
  if such proceeds of disposition in respect of such Units are equal to the aggregate of the adjusted cost base thereof to the Eligible Unitholder of the Units, determined immediately before the exchange, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Unitholder;

  (c)
  to the extent that such proceeds of disposition in respect of such Units exceed (or are less than) the aggregate of the adjusted cost base of such Units to the Eligible Unitholder and any reasonable costs of disposition, such Eligible Unitholder will in general realize a capital gain (or a capital loss); and

  (d)
  the aggregate cost to the Eligible Unitholder of the LP Units acquired on the exchange will generally be equal to the Elected Amount, and the adjusted cost base of such LP Units will be determined by averaging the cost of such LP Units with the adjusted cost base of any other LP Units held by the Eligible Unitholder at that time as capital property.

        The taxation of capital gains and capital losses is discussed below under "— Taxation of Capital Gains and Capital Losses".

        To make a Joint Tax Election, the Eligible Unitholder must notify the Managing General Partner or the Election Agent, as the case may be, of its intention to make such election by sending an email notification to the following email address, tax@brpfund.com, or by telephone confirmation by calling (819) 561-8646 on or before December 31, 2011 (the "Notification Deadline") and must provide two signed copies of the applicable tax election forms to the Managing General Partner or the Election Agent, as the case may be, no later than February 29, 2012, duly completed and including: (i) the required information concerning the Eligible

Unitholder; (ii) the details of the number of Units transferred in respect of which the Eligible Unitholder is making a Joint Tax Election; and (iii) the applicable Elected Amounts for such Units. The Managing General Partner or the Election Agent on its behalf, as the case may be, will not make a Joint Tax Election with Eligible Unitholders who do not notify the Managing General Partner or the Election Agent, as the case may be, of their intention to make such election on or before the Notification Deadline. Accordingly, Eligible Unitholders should consult their own tax advisors with regard to making a Joint Tax Election without delay.

        Eligible Unitholders who wish to make a Joint Tax Election and who have notified the Managing General Partner or the Election Agent, as the case may be, of their intention to do so on or before the Notification Deadline will be able to obtain a set of general instructions providing certain instructions on how to complete and file the Joint Tax Election forms, a discussion of filing requirements and deadlines, the conditions under which the Managing General Partner on behalf of all of the members of BREP has agreed to make such election as well as copies of applicable Joint Tax Election forms from a website that will be made available for this purpose. The Managing General Partner or the Election Agent on its behalf, as the case may be, will provide further details in this regard to Eligible Unitholders who have notified the Managing General Partner or the Election Agent, as the case may be, of their intention to make a Joint Tax Election on or before the Notification Deadline.

        A Joint Tax Election will be valid only if it meets all the applicable requirements under the Tax Act (and any other applicable provincial tax legislation) and is filed on a timely basis. These requirements are complex, are not discussed in any detail in this summary, and meeting these requirements with respect to preparing and filing the Joint Tax Election will be the sole responsibility of the Eligible Unitholder. An Eligible Unitholder that is a trust will generally be required to file the completed Joint Tax Election with the CRA (and any applicable provincial tax authority) within 90 days of the end of its taxation year in which the Combination is completed. Accordingly, such Eligible Unitholders should provide the applicable tax election forms to the Managing General Partner or the Election Agent, as the case may be, sooner than February 29, 2012 in order to avoid late filing penalties. None of BREP, the Managing General Partner, the Election Agent or any of the members of BREP will be responsible for the validity, proper completion or timely filing of a Joint Tax Election, or for any taxes, interest, penalties or other consequences under the Tax Act in respect thereof. The Managing General Partner or the Election Agent, as the case may be, makes no representation or warranty in respect of any such Joint Tax Election. Accordingly, Eligible Unitholders wishing to make a Joint Tax Election should consult their own tax advisors without delay.

        An Eligible Unitholder may be denied a full or partial tax deferred "rollover" if the Joint Tax Election fails to meet all the applicable requirements under the Tax Act (or any applicable provincial tax legislation) including that the Joint Tax Election is filed on a timely basis or if there is a change in law or interpretation or if, contrary to the advice of Counsel, the application of subsection 97(2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation) is denied for any reason, including the application of the general anti-avoidance rule.

Exercise of Dissent Rights

Dissenting Resident Unitholders

        Pursuant to the Arrangement, a Resident Unitholder who validly exercises Dissent Rights (a "Dissenting Resident Unitholder") in respect of its Units will be deemed to have disposed of its Units for proceeds of disposition equal to the amount paid to such Unitholder (except to the extent such amount represents interest). Such Dissenting Resident Unitholder will realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition exceed (or are exceeded by) the aggregate of the Dissenting Resident Unitholder's adjusted cost base of the Units and any reasonable costs of disposition. Interest awarded to a Dissenting Resident Unitholder by a court will be included in the Dissenting Resident Unitholder's income for the purposes of the Tax Act. The taxation of capital gains and capital losses is discussed below under "— Taxation of Capital Gains and Capital Losses". Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act.

        Dissenting Resident Unitholders who are considering exercising their Dissent Rights should consult their own tax advisors as to the tax consequences to them in their particular circumstances.

Dissenting Resident Preferred Shareholders

        Pursuant to the Arrangement, a Resident Preferred Shareholder who validly exercises Dissent Rights (a "Dissenting Resident Preferred Shareholder") in respect of its Preferred Shares, and who is deemed to have transferred such Preferred Shares to BRP Equity and is paid the fair value of such Dissenting Resident Preferred Shareholder's Preferred Shares by BRP Equity, will be deemed to receive a dividend equal to the amount, if any, by which the amount paid to the Dissenting Resident Preferred Shareholder for the Preferred Shares (except to the extent such amount represents interest) exceeds the "paid-up capital" (within the meaning of the Tax Act) of the Preferred Shares immediately before the disposition. A Dissenting Resident Preferred Shareholder will be required to include in computing income for a taxation year the amount of any such dividend.

        In the case of a Dissenting Resident Preferred Shareholder who is an individual (other than certain trusts), such dividend will be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations. The Tax Act provides for an enhanced gross-up and dividend tax credit for "eligible dividends" (as defined in the Tax Act). There can be no assurance that any deemed dividend will be an "eligible dividend", and BRP Equity has made no commitments in this regard.

        Subject to the possible application of subsection 55(2) of the Tax Act and the other restrictions under the Tax Act, any such dividends deemed to be received by a Dissenting Resident Preferred Shareholder that is a corporation will generally be deductible in computing the corporation's income. Dissenting Resident Preferred Shareholders that are corporations should consult their own tax advisors in this regard.

        A Dissenting Resident Preferred Shareholder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) will generally be liable to pay a special 33 1/3% tax (refundable in certain circumstances) under Part IV of the Tax Act on any dividend deemed to be received on the Preferred Shares to the extent that such dividends are deductible in computing the corporation's taxable income for the year.

        A Dissenting Resident Preferred Shareholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a special tax (refundable in certain circumstances) of 6 2/3% on its "aggregate investment income" (as defined in the Tax Act), including any dividend deemed to be received on the Preferred Shares to the extent such dividend is not deductible in computing taxable income.

        In addition to the foregoing, a Dissenting Resident Preferred Shareholder will be considered to have disposed of its Preferred Shares for proceeds of disposition equal to the amount of consideration received for its Preferred Shares less the amount of any deemed dividend (as computed above) and any amount received as interest. To the extent that such proceeds of disposition for such Preferred Shares exceed (or are less than) the aggregate of the Dissenting Resident Preferred Shareholder's adjusted cost base of the Preferred Shares and any reasonable costs of disposition, the Dissenting Resident Preferred Shareholder will recognize a capital gain (or capital loss). The taxation of capital gains and capital losses is discussed below under "— Taxation of Capital Gains and Capital Losses".

        Interest awarded to a Dissenting Resident Preferred Shareholder by a court will be included in the Dissenting Resident Preferred Shareholder's income for the purposes of the Tax Act.

        Dividends and capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act.

        Dissenting Resident Preferred Shareholders who are considering exercising their dissent rights should consult their own tax advisors as to the tax consequences to them in their particular circumstances.

Holding and Disposing of LP Units

        The following portion of the summary is applicable to a Resident Unitholder who exchanges its Units for LP Units under the Arrangement. Such Resident Unitholders are referred to herein as "Resident LP Unitholders".

Holding LP Units

SIFT Rules

        Under the SIFT Rules, certain income and gains earned by a "SIFT partnership" (as defined in the Tax Act) are subject to income tax at the partnership level at a rate similar to a corporation and allocations of such income and gains to its partners will be taxed as a dividend from a taxable Canadian corporation. A partnership will be a "SIFT partnership" throughout a taxation year if at any time in the taxation year (i) it is a "Canadian resident partnership" (as defined in the Tax Act), (ii) "investments" (as defined in the Tax Act) in the partnership are listed or traded on a stock exchange or other public market, and (iii) it holds one or more "non-portfolio properties" (as defined in the Tax Act). For these purposes, a partnership will be a "Canadian resident partnership" at a particular time if (a) it is a "Canadian partnership" at that time, (b) it would, if it were a corporation be resident in Canada (including, for greater certainty, a partnership that has its central management and control located in Canada), or (c) it was formed under the laws of a province. A "Canadian partnership" for these purposes is a partnership all of whose members are resident in Canada or are partnerships that are "Canadian partnerships".

        BREP will be a "Canadian partnership" for a period of time in its first taxation year (up to and including the time immediately following the admission of Eligible Unitholders) and will therefore be a "Canadian resident partnership" for that period of time. The LP Units will be listed on the TSX and the Managing General Partner has advised Counsel that BREP intends to apply to list the LP Units on the NYSE, and it will hold one or more "non-portfolio properties". Accordingly, pursuant to the SIFT Rules, BREP will be a "SIFT partnership" throughout its first taxation year ending on December 31, 2011.

        As a "SIFT partnership", BREP will be subject to partnership-level taxation on its "taxable non-portfolio earnings" (as defined in the Tax Act), which generally is BREP's (i) income from businesses carried on by BREP in Canada, (ii) income (other than taxable dividends) from "non-portfolio property", and (iii) taxable capital gains from dispositions of "non-portfolio property". For these purposes, "non-portfolio property" includes, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than an "excluded subsidiary entity" as defined in the Tax Act), that are held by the "SIFT partnership" and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the "SIFT partnership" holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the "SIFT partnership". The tax rate applied to the above mentioned sources of income and gains is set at a rate equal to the "net federal corporate income tax rate" plus the "provincial SIFT tax rate" (each as defined in the Tax Act).

        Allocations to Resident LP Unitholders of the after-tax portion of BREP's "non-portfolio earnings" are deemed under the Tax Act to be dividends received by the Resident LP Unitholders from a taxable Canadian corporation that qualify as "eligible dividends". The Managing General Partner has advised Counsel that due to BREP's tax attributes for its first taxation year, BREP is not expected to have any material amount of taxes payable under the SIFT Rules in its first taxation year. The Managing General Partner has also advised Counsel that it does not expect that BREP will be a "SIFT partnership" for any taxation year after its first taxation year, on the basis that BREP will not be a "Canadian resident partnership" at any relevant time after its first taxation year. However, no assurance can be given in this regard.

        Provided that BREP will be a "SIFT partnership" for its first taxation year, BRELP will not be a "SIFT partnership" for its first taxation year because it will qualify as an "excluded subsidiary entity". On July 20, 2011, the Minister announced Tax Proposals to amend the definition of "excluded subsidiary entity". Based on the limited details of these Tax Proposals provided by the Minister, these Tax Proposals should have no impact on BRELP's qualification as an "excluded subsidiary entity". The BRELP General Partner has advised Counsel that it does not expect that BRELP will be a "SIFT partnership" for any subsequent taxation year on the basis that BRELP will not be a "Canadian resident partnership" at any relevant time after its first taxation year. However, no assurance can be given in this regard.

        This summary assumes that BREP will not be a "SIFT partnership" for any taxation year after its first taxation year and that BRELP will not be a "SIFT partnership" at any relevant time. However, there can be no assurance that SIFT Rules will not be revised or amended such that the SIFT Rules apply to BREP after its first taxation year or to BRELP. The tax consequences of holding LP Units described in this summary is qualified in its entirety by BREP being a "SIFT partnership" throughout its first taxation year.

Computation of income or loss

        At any time that BREP is not subject to the application of the SIFT Rules, each Resident LP Unitholder is required to include (or, subject to the "at-risk rules" discussed below, entitled to deduct) in computing his or her income for a particular taxation year, the Resident LP Unitholder's pro rata share of BREP's income (or loss) for its fiscal year ending in, or coincidentally with, the Resident LP Unitholder's taxation year end, whether or not any of that income is distributed to the Resident LP Unitholder in the taxation year and regardless of whether LP Units were held throughout such year.

        At any time that BREP is not subject to the application of the SIFT Rules, BREP will not itself be a taxable entity and is not expected to be required to file an income tax return in Canada for any taxation year after its first taxation year. However, BREP's income (or loss) for a fiscal period for purposes of the Tax Act will be computed as if BREP were a separate person resident in Canada and its partners will be allocated a share of that income (or loss) in accordance with the Amended and Restated Limited Partnership Agreement of BREP. BREP's income (or loss) will include its share of the income (or loss) of BRELP for a fiscal year determined in accordance with the Amended and Restated Limited Partnership Agreement of BRELP. For this purpose, BREP's fiscal year end and that of BRELP will be December 31.

        At any time that BREP is not subject to the application of the SIFT Rules, BREP's income for tax purposes for a given fiscal year will be allocated to its LP Unitholders in an amount calculated by multiplying such income that is allocable to LP Unitholders by a fraction, the numerator of which is the sum of the distributions received by such LP Unitholders with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by BREP to its LP Unitholders with respect to such fiscal year. Generally, the source and character of items of income allocated to an LP Unitholder with respect to a particular fiscal year will be the same source and character as the cash distributions received by such LP Unitholder with respect to such fiscal year.

        At any time that BREP is not subject to the application of the SIFT Rules, if, with respect to a given fiscal year, no distribution is made by BREP to LP Unitholders or BREP has a loss for tax purposes, one quarter of its income, or loss, as the case may be, for tax purposes for such fiscal year that is allocable to the LP Unitholders, will be allocated to the LP Unitholders who are LP Unitholders of record at the end of each calendar quarter ending in such fiscal year in the proportion that the number of LP Units held at each such date by an LP Unitholder is of the total number of LP Units that are issued and outstanding at each such date. Generally, the source and character of such income or loss allocated to an LP Unitholder at the end of each calendar quarter will be the same source and character as the income or loss earned or incurred by BREP in such calendar quarter.

        BREP's income as determined for purposes of the Tax Act may differ from its income as determined for accounting purposes and may not be matched by cash distributions. The above allocations of income for Canadian tax purposes are subject to a special allocation of income for Canadian tax purposes, that would allocate to Brookfield or certain of its Affiliates for Canadian income tax purposes only, a portion of certain gains recognized in respect of a disposition of shares of CanHoldco which will reduce, to the extent provided in the relevant partnership agreement, the income for Canadian tax purposes, if any, allocated to LP Unitholders associated with such gains, if any. In addition, for purposes of the Tax Act, all income of BREP and BRELP must be calculated in Canadian currency. Where BREP (or BRELP) hold investments denominated in U.S. dollars or other foreign currencies, gains and losses may be realized by BREP (or BRELP) as a consequence of fluctuations in the relative values of the Canadian and foreign currencies.

        In computing BREP's income (or loss), deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by BREP for the purpose of earning income, subject to the relevant provisions of the Tax Act. BREP may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by BREP to issue units. The portion of such issue expenses deductible by BREP in a taxation year is 20% of such issue expenses, pro-rated where BREP's taxation year is less than 365 days. BREP and BRELP may be required to withhold and remit Canadian federal withholding tax on any management or administration fees or charges paid or credited to a person who is a non-resident of Canada, to the extent that such management or administration fees or charges are deductible in computing BREP's or BRELP's income from a source in Canada.

        In general, a Resident LP Unitholder's share of BREP's income (or loss) from a particular source will be treated as if it were income (or loss) of the Resident LP Unitholder from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Resident LP Unitholder. BREP will invest in units of BRELP. In computing BREP's income (or loss) under the Tax Act, BRELP will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss) in accordance with the Tax Act. Accordingly, the source and character of amounts included in (or deducted from) the income of Resident LP Unitholders on account of income (or loss) earned by BRELP generally will be determined by reference to the source and character of such amounts when earned by BRELP.

        The characterization by CRA of gains realized by BREP or BRELP on the disposition of investments as either capital gains or income gains will depend largely on factual considerations, and no conclusions are expressed herein.

        A Resident LP Unitholder's share of taxable dividends received or considered to be received by BRELP in a fiscal year from a corporation resident in Canada and allocated to BREP will be treated as a dividend received by the Resident LP Unitholder and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced dividend gross-up and tax credit for "eligible dividends" when the dividend received by BRELP has been designated as an "eligible dividend".

        Foreign taxes paid by BREP or BRELP and taxes withheld at source (other than for the account of a particular Resident LP Unitholder) will be allocated pursuant to the governing partnership agreement. Each Resident LP Unitholder's share of the "business-income tax" and "non-business-income tax" (each as defined in the Tax Act) paid in a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed rules contained in the Tax Act. Although the foreign tax credit provisions are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, there is a risk of double taxation. The Minister announced anti-avoidance Tax Proposals on March 4, 2010 which are contained in draft legislation released on August 27, 2010 to address certain foreign tax credit generator transactions (the "Foreign Tax Credit Generator Proposals"). Under the Foreign Tax Credit Generator Proposals, the foreign "business-income tax" or "non-business-income tax" for any taxation year may be limited in certain circumstances, including where a Resident LP Unitholder's share of the income of BREP under the income tax laws of any country (other than Canada) under whose laws the income of BREP is subject to income taxation, is less than the Resident LP Unitholder's share of such income for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Proposals will not apply to any Resident LP Unitholder. If the Foreign Tax Credit Generator Proposals apply, a Resident LP Unitholder's foreign tax credits will be limited.

        Each of BREP and BRELP will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to BRELP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, the Managing General Partner and the BRELP General Partner have advised Counsel that they expect the Holding Entities to look-through BRELP and BREP to the residency of BREP's partners (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to BRELP. However, there can be no assurance that CRA would apply its administrative practice in this context. Under the Canada-U.S. Income Tax Convention (1980) (the "Treaty"), in certain circumstances a Canadian resident payer is required to look-through fiscally transparent partnerships such as BREP and BRELP to the residency of the partners of such partnerships who are entitled to relief under that Treaty and take into account any reduced rates of Canadian federal withholding tax that such partners may be entitled to under that Treaty. Under the Amended and Restated Limited Partnership Agreement of BREP, the amount of any taxes withheld or paid by BREP, BRELP or the Holding Entities in respect of LP Units may be treated either as a distribution to the LP Unitholders or as a general expense of BREP, as determined by the Managing General Partner in its sole discretion. However, the Managing General Partner has advised Counsel that its current intention is to treat all such amounts as a distribution to the LP Unitholders.

        If BREP incurs losses for tax purposes, each Resident LP Unitholder will, subject to the REOP Proposals (as defined herein) discussed below, be entitled to deduct in the computation of income for the purposes of the Tax Act the Resident LP Unitholder's pro rata share of any net losses for tax purposes of BREP for its fiscal year to the extent that the Resident LP Unitholder's investment is "at-risk" within the meaning of the Tax Act. The Tax Act contains "at-risk rules" which may, in certain circumstances, restrict the deduction of a limited partner's share of any losses of a limited partnership. The Managing General Partner and the BRELP General Partner have advised Counsel that they do not anticipate that BREP or BRELP will incur losses but no assurance can be given in this regard. Accordingly, Resident LP Unitholders should consult their own tax advisors for specific advice with respect to the potential application of the "at-risk rules".

        On March 4, 2010, the Minister announced as part of the 2010 Canadian federal budget that the outstanding Tax Proposals regarding investments in "foreign investment entities" would be replaced with revised Tax Proposals under which the existing rules in section 94.1 of the Tax Act relating to investments in "offshore investment fund property" would remain in place subject to certain limited enhancements. The Minister released draft legislation to implement these revised Tax Proposals on August 27, 2010. Existing section 94.1 of the Tax Act contains rules relating to investments in non-resident entities that could, in certain circumstances, cause income to be imputed to Resident LP Unitholders, either directly or by way of allocation of such income imputed to BREP or BRELP. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Resident LP Unitholder, BREP or BRELP acquiring or holding an investment in a non-resident entity is to derive a benefit from portfolio investments in such a manner that taxes under the Tax Act on income, profits and gains for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, existing section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. No assurance can be given that existing Section 94.1 of the Tax Act as proposed to be amended will not apply to a Resident LP Unitholder, BREP or BRELP. If, having regard to the particular circumstances, it is reasonable to conclude that one of the main reasons for the acquisition or holding of LP Units by the Resident LP Unitholder, of units of BRELP by BREP, or of interests in non-resident entities (other than a "controlled foreign affiliate"(as defined in the Tax Act and referred to herein as a "CFA") by BRELP, is as stated above, income will be imputed directly to the Resident LP Unitholder or to BREP or BRELP and allocated to the Resident LP Unitholder in accordance with the rules in existing section 94.1 of the Tax Act as proposed to be amended. The rules in existing section 94.1 of the Tax Act are complex and Resident LP Unitholders should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

        Dividends paid to BRELP by a CFA of BRELP will be included in computing the income of BRELP. To the extent that any CFA of BRELP or any direct or indirect subsidiary thereof earns income that is characterized as "foreign accrual property income" (as defined in the Tax Act and referred to herein as a "FAPI"), in a particular taxation year of the CFA, the FAPI allocable to BRELP must be included in computing the income of BRELP for Canadian federal income tax purposes for the fiscal period of BRELP in which the taxation year of the CFA ends, whether or not BRELP actually receives a distribution of that FAPI. If an amount of FAPI is included in computing the income of BRELP for Canadian federal income tax purposes, an amount may be deductible in respect of the "foreign accrual tax" (as defined in the Tax Act) applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of "foreign accrual tax" will increase the adjusted cost base to BRELP of its shares of the CFA in respect of which the FAPI was included. At such time as BRELP receives a dividend of this type of income that was previously treated as FAPI, that dividend will effectively not be taxable to BRELP and there will be a corresponding reduction in the adjusted cost base to BRELP of the CFA shares. Under the Foreign Tax Credit Generator Proposals, the "foreign accrual tax" applicable to a particular amount of FAPI included in a partnership's income in respect of a particular "foreign affiliate" of the partnership may be limited in certain specified circumstances, including where the share of the income of any member of the partnership that is a person resident in Canada is, under the income tax laws of any country (other than Canada) under whose laws the income of the partnership is subject to income taxation, less than its share thereof for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Proposals will not apply to BRELP. If the Foreign Tax Credit Generator Proposals apply, the "foreign accrual tax" applicable to a particular amount of FAPI included in BRELP's income in respect of a particular "foreign affiliate" of BRELP will be limited and in such case Resident LP Unitholders will be allocated their pro rata share of a greater amount of FAPI that is allocated from BRELP to BREP.

Other tax proposals

        On October 31, 2003, the Department of Finance (Canada) released Tax Proposals (the "REOP Proposals") for public comment. Under the REOP Proposals, a taxpayer would be considered to have a loss from a source that is a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit (excluding capital gains or losses) from the business or property during the period that the business is carried on or that the property is held. In general, these proposals may deny the realization of losses by Resident LP Unitholders from their investment in BREP in a particular taxation year, if, in the year the loss is claimed, it is not reasonable to expect that an overall cumulative profit would be earned from the investment in BREP for the period in which the Resident LP Unitholder has held and can reasonably be expected to hold the investment. The Managing General Partner and the BRELP General Partner have advised Counsel that they do not anticipate that the activities of BREP or BRELP will, in and of themselves, generate losses, but no assurance can be given in this regard. However, Resident LP Unitholders may incur expenses in connection with an acquisition of LP Units that could result in a loss that could be affected by the REOP Proposals. As part of the 2005 Canadian federal budget, the Minister announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect Resident LP Unitholders, or that any revised proposal will not differ significantly from the REOP Proposals described herein.

        On July 20, 2011, the Minister announced Tax Proposals concerning, among other things, publicly traded "stapled securities" (the "Stapled Securities Proposals"). The Stapled Securities Proposals would apply where two separate securities are "stapled" together such that the securities are not freely transferable independently of each other and such "stapled securities" are issued by an entity that is a trust, corporation or partnership and one or more of the "stapled securities" is listed or traded on a stock exchange or other public market and any of the following applies: (i) the "stapled securities" are both issued by the entity, (ii) one of the "stapled securities" is issued by the entity, and the other by a subsidiary of the entity, or (iii) one of the "stapled securities" is issued by a REIT or the subsidiary of a REIT. The Stapled Securities Proposals, if they applied, would deny an interest expense in computing the income of the payer for income tax purposes for interest on the debt portion of such a "stapled security". Based on the limited details of the Stapled Securities Proposals provided by the Minister, the Stapled Securities Proposals should have no impact on Brookfield Renewable. However, no assurance can be given in this regard.

        Resident LP Unitholders that are individuals or trusts may be subject to the alternative minimum tax rules. Such Resident LP Unitholders should consult their own tax advisors.

Disposing of LP Units

        The disposition by a Resident LP Unitholder of an LP Unit will result in the realization of a capital gain (or capital loss) by such Resident LP Unitholder. The amount of such capital gain (or capital loss) will generally be the amount, if any, by which the proceeds of disposition of a unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such unit. In general, the adjusted cost base of a Resident LP Unitholder's LP Units will be equal to: (i) the actual cost of the LP Units (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the pro rata share of BREP's income allocated to the Resident LP Unitholder for BREP's fiscal years ending before the relevant time; less (iii) the aggregate of the pro rata share of BREP's losses allocated to the Resident LP Unitholder (other than losses which cannot be deducted because they exceed the Resident LP Unitholder's "at-risk" amount) for BREP's fiscal years ending before the relevant time; and less (iv) the Resident LP Unitholder's distributions received from BREP before the relevant time. The adjusted cost base of each LP Unit will be subject to the averaging provisions contained in the Tax Act.

        Where a Resident LP Unitholder disposes of all of its LP Units, such person will no longer be a partner of BREP. If, however, a Resident LP Unitholder is entitled to receive a distribution from BREP after the disposition of all such LP Units, then the Resident LP Unitholder will be deemed to dispose of the LP Units at the later of: (i) the end of BREP's fiscal year during which the disposition occurred; and (ii) the date of the last distribution made by BREP to which the Resident LP Unitholder was entitled. Pursuant to Tax Proposals, the pro rata share of BREP's income (or loss) for tax purposes for a particular fiscal year that is allocated to a Resident LP Unitholder who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Resident LP Unitholder's LP Units immediately before the disposition. These rules are complex and Resident LP Unitholders should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of LP Units.

        A Resident LP Unitholder will realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Resident LP Unitholder's LP Units is negative at the end of any fiscal year of BREP. In such a case, the adjusted cost base of the Resident LP Unitholder's LP Units will be nil at the beginning of BREP's next fiscal year.

        The taxation of capital gains and capital losses is discussed below under "— Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

        In general, one-half of a capital gain realized by a Resident Securityholder or Resident LP Unitholder must be included in computing income as a taxable capital gain. One-half of a capital loss is deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against taxable capital gains in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act.

        Where a Resident LP Unitholder disposes of LP Units to a tax-exempt person, more than one-half of such capital gain may be treated as a taxable capital gain if any portion of the gain is attributable to an increase in value of depreciable property held by BRELP. Resident LP Unitholders contemplating such dispositions should consult their own tax advisors. The BRELP General Partner has advised Counsel that it does not expect that BRELP will hold any depreciable property. The Managing General Partner and the BRELP General Partner have advised Counsel that they therefore expect that only one-half of any capital gains arising from a disposition of LP Units should be treated as a taxable capital gain in the event of a disposition of LP Units to a tax-exempt person.

        The amount of any capital loss realized by a Resident Preferred Shareholder that is a corporation on the disposition of a Preferred Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such share (or share substituted for such share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Preferred Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

        A Resident Securityholder or Resident LP Unitholder that is throughout the relevant taxation year a "Canadian controlled private corporation" may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year, which is defined to include taxable capital gains.

        Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act.

Eligibility for Investment

        Provided that the LP Units are listed on a "designated stock exchange" (which currently includes the TSX and the NYSE), the LP Units will be "qualified investments" under the Tax Act for a trust governed by a registered retirement saving plan, deferred profit sharing plan, registered retirement income fund, registered education saving plan, registered disability saving plan, and a tax-free savings account. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of "prohibited investments" (as defined in the Tax Act) by a tax-free savings account.

        LP Units will not be a "prohibited investment" for a trust governed by a tax-free savings account, provided that the holder of such account deals at arm's-length with BREP for purposes of the Tax Act and does not have a "significant interest" (as defined in the Tax Act for the purposes of the prohibited investment rules) in BREP or in a corporation, partnership or trust with which BREP does not deal at arm's-length for purposes of the Tax Act. Tax Proposals announced in the 2011 Canadian federal budget and contained in the Notice of Ways and Means Motion tabled in the House of Commons on October 3, 2011 propose to extend the prohibited investment rules to registered retirement savings plans and registered retirement income funds. There can be no assurance that these Tax Proposals will be enacted as proposed or at all. Resident LP Unitholders should consult their own tax advisors to ensure that the LP Units will not be a "prohibited investment" for a trust governed by a tax-free savings account or registered retirement savings plan or registered retirement income fund.

Securityholders Not Resident in Canada

        The following portion of the summary is generally applicable to a Securityholder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold their Securities in connection with a business carried on in Canada (a "Non-Resident Securityholder", a "Non-Resident Unitholder" or "Non-Resident Preferred Shareholder" as applicable).

        The following portion of the summary assumes that (i) the LP Units acquired by Unitholders under the Arrangement will not, at any relevant time, constitute "taxable Canadian property" (as defined in the Tax Act) of any LP Unitholder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be resident in Canada and who does not use or hold and is not deemed to use or hold the LP Units acquired under the Arrangement in connection with a business carried on in Canada (a "Non-Resident LP Unitholder"), and (ii) BREP and BRELP will not dispose of properties that are "taxable Canadian property" (which includes, but is not limited to, property that is used or held in a business carried on in Canada, shares of corporations resident in Canada that are not listed on a "designated stock exchange" if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the prescribed time period and listed shares if, during the prescribed time period, the number of shares owned exceeds prescribed amounts and more than 50% of the fair market value of the shares is derived from certain Canadian properties). In general, the LP Units will not constitute "taxable Canadian property" of any Non-Resident LP Unitholder at the time of disposition, unless (a) at any time during the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the LP Units was derived, directly or indirectly (under Tax Proposals released on August 27, 2010, excluding through a corporation, partnership of trust, the shares or interests in which were not themselves "taxable Canadian property"), from one or any combination of (i) real or immovable property situated in Canada, (ii) "Canadian resource property" (as defined in the Tax Act), (iii) "timber resource property" (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) the LP Units are otherwise deemed to be "taxable Canadian property". Since BREP's assets will consist principally of units of BRELP, the LP Units would generally be

"taxable Canadian property" at a particular time if the units of BRELP held by BREP derived, directly or indirectly (under Tax Proposals released on August 27, 2010, excluding through a corporation, partnership of trust, the shares or interests in which were not themselves "taxable Canadian property"), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The Managing General Partner and the BRELP General Partner have advised Counsel that the LP Units are not expected to be "taxable Canadian property" and that BREP and BRELP are not expected to dispose of "taxable Canadian property". However, no assurance can be given in this regard. See "Risk Factors — Risks Relating to Taxation — Canada".

        Special rules, which are not discussed in this summary, may apply to a Non-Resident Securityholder or a Non-Resident LP Unitholder that is an insurer carrying on business in Canada and elsewhere.

The Combination

        If the Preferred Shareholders approve the Arrangement and a particular Non-Resident Preferred Shareholder does not exercise its dissent right, it will continue to hold Preferred Shares of BRP Equity and will be unaffected by such approval.

        If the Preferred Shareholders do not approve the Arrangement and BRPI elects to proceed with the Arrangement, all of the Preferred Shares will be redeemed in accordance with their terms. The tax consequences of such Redemption to Non-Resident Preferred Shareholders will be the same as described below under "— Exercise of Dissent Rights — Dissenting Non-Resident Preferred Shareholders".

Exchange of Units for LP Units

        A Non-Resident Unitholder will not be subject to taxation in Canada with respect to the disposition of Units to BREP in exchange for LP Units pursuant to the Arrangement unless the Units constitute "taxable Canadian property" of the Non-Resident Unitholder at the time of the disposition and the Non-Resident Unitholder is not entitled to relief under an applicable income tax treaty or convention.

        Generally, the Units will not constitute "taxable Canadian property" of a Non-Resident Unitholder at the time of the disposition, unless at any time during the 60-month period immediately preceding the disposition, (i) the Non-Resident Unitholder, persons with whom the Non-Resident Unitholder does not deal at arm's-length (within the meaning of the Tax Act), or the Non-Resident Unitholder together with such persons, owned 25% or more of the issued Units and (ii) more than 50% of the fair market value of the Units was derived directly or indirectly (under Tax Proposals released on August 27, 2010, excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property"), from one or any combination of real or immovable property situated in Canada, "Canadian resource property", "timber resource property" and options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists. The Managing General Partner will not make a subsection 97(2) election on behalf of all of the members of BREP with Non-Resident Unitholders. Non-Resident Unitholders for whom Units may constitute "taxable Canadian property" should consult their own tax advisors.

Exercise of Dissent Rights

Dissenting Non-Resident Unitholders

        A Non-Resident Unitholder who validly exercises Dissent Rights (a "Dissenting Non-Resident Unitholder") in respect of its Units generally will not be subject to taxation in Canada with respect to the disposition of its Units unless the Units constitute "taxable Canadian property" of the Dissenting Non-Resident Unitholder at the time of the disposition and the Dissenting Non-Resident Unitholder is not entitled to relief under an applicable income tax treaty or convention. See above under "— Exchange of Units for LP Units" for a discussion of when Units may constitute "taxable Canadian property" of a Dissenting Non-Resident Unitholder.

        Any amount paid to the Dissenting Non-Resident Unitholder as interest awarded by a court will not be subject to Canadian withholding tax.

Dissenting Non-Resident Preferred Shareholders

        A Non-Resident Preferred Shareholder who validly exercises Dissent Rights (a "Dissenting Non-Resident Preferred Shareholder") in respect of its Preferred Shares, and who is deemed to have transferred such Preferred Shares to BRP Equity and is paid the fair value of such Dissenting Non-Resident Preferred Shareholder's Preferred Shares by BRP Equity, will be deemed to receive a dividend equal to the amount, if any, by which the amount paid to the Dissenting Non-Resident Preferred Shareholder for the Preferred Shares (except to the extent such amount represents interest) exceeds the "paid-up capital" (within the meaning of the Tax Act) of the Preferred Shares immediately before the disposition.

        Any such dividend deemed to be paid to the Dissenting Non-Resident Preferred Shareholder will generally be subject to Canadian withholding tax at the rate of 25%, unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the country where the Dissenting Non-Resident Preferred Shareholder is resident. For example, under the Treaty, the withholding tax rate in respect of a dividend (or deemed dividend) paid to a person who does not hold 10% or more of the voting stock of BRP Equity, is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%.

        Any amount paid to the Dissenting Non-Resident Preferred Shareholder as interest awarded by a court will not be subject to Canadian withholding tax.

        In addition to the foregoing, a Dissenting Non-Resident Preferred Shareholder will be considered to have disposed of its Preferred Shares for proceeds of disposition equal to the amount of consideration received for its Preferred Shares less the amount of any deemed dividend (as computed above) and any amount received as interest.

        A Dissenting Non-Resident Preferred Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of a Preferred Share unless such Preferred Share constitutes "taxable Canadian property" of the Dissenting Non-Resident Preferred Shareholder at the time of the disposition and the Dissenting Non-Resident Preferred Shareholder is not entitled to relief under an applicable income tax treaty or convention.

        Generally, provided that the Preferred Shares are listed on a "designated stock exchange" (which currently includes the TSX and NYSE) at the time of the disposition, the Preferred Shares will not constitute "taxable Canadian property" of a Dissenting Non-Resident Preferred Shareholder, unless (a) at any time during the 60-month period immediately preceding the disposition, (i) the Dissenting Non-Resident Preferred Shareholder, persons with whom the Dissenting Non-Resident Preferred Shareholder does not deal at arm's-length (within the meaning of the Tax Act), or the Dissenting Non-Resident Preferred Shareholder together with such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of BRP Equity and (ii) more than 50% of the fair market value of the Preferred Shares was derived directly or indirectly (under Tax Proposals released on August 27, 2010, excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property") from one or any combination of real or immovable property situated in Canada, "Canadian resource property", "timber resource property" and options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) the Preferred Shares are otherwise deemed to be "taxable Canadian property" of the Dissenting Non-Resident Preferred Shareholder. Dissenting Non-Resident Preferred Shareholders for whom Preferred Shares may constitute "taxable Canadian property" should consult their own tax advisors.

Holding LP Units

        A Non-Resident LP Unitholder will not be subject to Canadian federal income tax under Part I of the Tax Act on its share of income from a business carried on by BREP (or BRELP) outside Canada or the non-business income earned by BREP (or BRELP) from sources in Canada. However, a Non-Resident LP Unitholder may be subject to Canadian federal withholding tax under Part XIII of the Tax Act, as described below. The Managing General Partner and the BRELP General Partner have advised Counsel that they intend to organize and conduct the affairs of BREP and BRELP such that Non-Resident LP Unitholders should not be considered to be carrying on business in Canada solely by virtue of holding LP Units. However, no assurance can be given in this regard.

        Each of BREP and BRELP will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to BRELP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, the Managing General Partner and the BRELP General Partner have advised Counsel that they expect the Holding Entities to look-through BRELP and BREP to the residency of BREP's partners (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to BRELP. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, in certain circumstances a Canadian resident payer is required to look through fiscally transparent partnerships such as BREP and BRELP to the residency of the partners of such partnerships who are entitled to relief under that Treaty and take into account reduced rates of Canadian federal withholding tax that such partners may be entitled to under that Treaty. Under the Amended and Restated Limited Partnership Agreement of BREP, the amount of any taxes withheld or paid by BREP, BRELP or the Holding Entities in respect of LP Units may be treated either as a distribution to the LP Unitholders or as a general expense of BREP, as determined by the Managing General Partner in its sole discretion. However, the Managing General Partner has advised Counsel that its current intention is to treat all such amounts as a distribution to the LP Unitholders.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        NOTICE PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230:    THIS IS TO ADVISE YOU IN ACCORDANCE WITH U.S. TREASURY REGULATIONS THAT: (I) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES SET FORTH HEREIN, INCLUDING ATTACHMENTS, IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED; (II) SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (III) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

        This summary discusses certain material United States federal income tax considerations to Unitholders relating to the Combination and the holding and disposition of LP Units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, on the regulations promulgated thereunder, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of which may be subject to special rules, including, without limitation, persons that own (directly or indirectly, applying certain attribution rules) 5% or more of the LP Units, dealers in securities or currencies, financial institutions or financial services entities, life insurance companies, persons that hold LP Units or Units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold LP Units or Units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom Units or LP Units are not a capital asset, and certain U.S. expatriates or former long-term residents of the United States. Tax-exempt organizations are addressed separately below. The actual tax consequences of the receipt of LP Units in exchange for Units pursuant to the Combination and of the ownership and disposition of LP Units will vary depending on a Unitholder's individual circumstances.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of one or more Units who receives LP Units in exchange for such Units pursuant to the Combination and who is for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) the primary supervision of which is subject to a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        A "Non-U.S. Holder" is a beneficial owner of one or more Units, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes, that receives LP Units in exchange for such Units pursuant to the Combination.

        If a partnership holds LP Units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold LP Units or Units should consult an independent tax adviser.

        This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. Each Unitholder should consult an independent tax adviser concerning the U.S. federal, state and local income tax consequences particular to its receipt of LP Units in exchange for Units pursuant to the Combination and its ownership and disposition of LP Units, as well as any consequences under the laws of any other taxing jurisdiction.

Partnership Status of BREP and BRELP

        Each of BREP and BRELP has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, deduction, or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest.

        An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership", unless an exception applies. BREP will be publicly traded. However, an exception, referred to as the "Qualifying Income Exception", exists with respect to a publicly traded partnership if (i) at least 90% of such partnership's gross income for every taxable year consists of "qualifying income" and (ii) the partnership would not be required to register under the Investment Company Act of 1940 if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

        The Managing General Partner and the BRELP General Partner intend to manage the affairs of BREP and BRELP, respectively, so that BREP will meet the Qualifying Income Exception in each taxable year. Accordingly, the Managing General Partner believes that BREP will be treated as a partnership and not as a corporation for U.S. federal income tax purposes.

        If BREP fails to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, or if BREP is required to register under the Investment Company Act of 1940, BREP will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which BREP fails to meet the Qualifying Income Exception, in return for stock in such corporation, and then distributed the stock to the LP Unitholders in liquidation. This deemed contribution and liquidation generally would be tax-free to a

U.S. Holder, unless BREP were to have liabilities in excess of the tax basis of its assets at such time. Thereafter, BREP would be treated as a corporation for U.S. federal income tax purposes.

        If BREP were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception, an election by the Managing General Partner or otherwise, BREP's items of income, gain, loss, deduction, or credit would be reflected only on BREP's tax return rather than being passed through to LP Unitholders, and BREP would be subject to U.S. corporate income tax and branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, BREP might be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See "— Consequences to U.S. Holders — Passive Foreign Investment Companies". Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of BREP's current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in its LP Units. Thereafter, to the extent such distribution exceeds a U.S. Holder's adjusted tax basis in its LP Units, the distribution would be treated as gain from the sale or exchange of such LP Units. The amount of a distribution made before January 1, 2013 and treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met, including that BREP is not a PFIC for the taxable year of such distribution or for the preceding year. Based on the foregoing consequences, treatment of BREP as a corporation could materially reduce a holder's after-tax return and therefore could result in a substantial reduction of the value of LP Units. If BRELP were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply to BREP's interests in BRELP.

        The remainder of this summary assumes that BREP and BRELP will be treated as partnerships for U.S. federal tax purposes. BREP expects that a substantial portion of the items of income, gain, deduction, loss, or credit realized by BREP will be realized in the first instance by BRELP and allocated to BREP for reallocation to LP Unitholders. Unless otherwise specified, references in this section to realization of BREP's items of income, gain, loss, deduction, or credit include a realization of such items by BRELP and the allocation of such items to BREP.

Proposed Legislation

        Over the past several years, a number of legislative and administrative proposals have been introduced and, in certain cases, have been passed by the U.S. House of Representatives. Most recently, the U.S. House of Representatives on May 28, 2010 passed legislation which, if it had been finally enacted into law and applied to BREP or to BRELP, could have had adverse consequences, including (i) the recharacterization of capital gain income as "ordinary income", (ii) the potential reclassification of qualified dividend income as "ordinary income" subject to a higher rate of U.S. income tax, and (iii) potential limitations on the ability of BREP to meet the "qualifying income" exception for taxation as a partnership for U.S. federal income tax purposes. However, such legislation was not passed by the U.S. Senate and therefore was not enacted into law.

        The Obama administration has indicated it supports the adoption of legislation that similarly recharacterizes certain items of capital gain income as ordinary income for U.S. federal income tax purposes. In its published revenue proposals for 2012 and in its proposed American Jobs Act of 2011 recently introduced in the U.S. Senate, the Obama administration proposes that the current law regarding the treatment of such items of capital gain income be changed for periods after December 31, 2011 to subject such income to ordinary income tax.

        It remains unclear whether any legislation related to such revenue proposals or similar to the legislation described above will be proposed or enacted by the U.S. Congress and, if enacted, whether such legislation would affect an investment in BREP. Each Unitholder should consult an independent tax adviser as to the potential effect of any proposed or future legislation on an investment in BREP.

        The remainder of this discussion is based on current law without regard to the proposed legislation or administrative proposals discussed above.

Consequences to U.S. Holders

Combination

        A U.S. Holder will not recognize gain or loss upon the receipt of LP Units in exchange for such U.S. Holder's Units pursuant to the Combination. A U.S. Holder's tax basis in LP Units received pursuant to the Combination will equal such U.S. Holder's tax basis in its Units exchanged pursuant to the Combination, increased by such U.S. Holder's share of BREP liabilities, if any.

        Notwithstanding the foregoing, if a U.S. Holder fails to disclose to BREP its basis in Units exchanged pursuant to the Combination, then solely for the purpose of allocating items of income, gain, loss or deduction under Section 704(c) of the U.S. Internal Revenue Code, the Managing General Partner will use a reasonable method to estimate such holder's basis in the Units exchanged for LP Units pursuant to the Combination. To ensure compliance with Section 704(c) of the U.S. Internal Revenue Code, such estimated basis could be lower than a U.S. Holder's actual basis in its Units. Each U.S. Holder should consult an independent tax adviser regarding the possible consequences under Section 704(c) of the U.S. Internal Revenue Code of failing to disclose to BREP such U.S. Holder's basis in Units exchanged pursuant to the Combination.

Holding of LP Units

        Income and Loss.    Each U.S. Holder must take into account, as described below, its allocable share of BREP's items of income, gain, loss, deduction, and credit for each of BREP's taxable years ending with or within such U.S. Holder's taxable year. Each item generally will have the same character and source as though such holder had realized the item directly. Each U.S. Holder must report such items without regard to whether any distribution has been or will be received from BREP. Although not required by the Amended and Restated Limited Partnership Agreement of BREP, BREP intends to make cash distributions to all LP Unitholders on a quarterly basis in amounts generally expected to be sufficient to permit U.S. Holders to fund their estimated U.S. tax obligations (including U.S. federal, state, and local income taxes) with respect to their allocable shares of BREP's net income or gain. However, based upon a U.S. Holder's particular tax situation and simplifying assumptions that BREP will make in determining the amount of such distributions, and depending upon whether a U.S. Holder elects to reinvest such distributions pursuant to the distribution reinvestment plan, a U.S. Holder's tax liability might exceed cash distributions made by BREP, in which case any tax liabilities arising from the ownership of LP Units would need to be satisfied from such U.S. Holder's own funds.

        With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to BREP and that are allocable to such U.S. Holders prior to January 1, 2013, may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. U.S. Holders that are corporations generally will not be entitled to a "dividends received deduction" in respect of dividends paid by non-U.S. corporations in which BREP (through BRELP) owns stock. Each U.S. Holder should consult an independent tax adviser regarding the application of the foregoing rules in light of its particular circumstances.

        For U.S. federal income tax purposes, a U.S. Holder's allocable share of BREP's items of income, gain, loss, deduction, or credit will be governed by the BREP limited partnership agreement if such allocations have "substantial economic effect" or are determined to be in accordance with such U.S. Holder's interest in BREP. Similarly, BREP's allocable share of items of income, gain, loss, deduction, or credit of BRELP will be governed by the BRELP limited partnership agreement if such allocations have "substantial economic effect" or are determined to be in accordance with BREP's interest in BRELP. The Managing General Partner and the BRELP General Partner believe that, for U.S. federal income tax purposes, such allocations should be given effect, and the Managing General Partner and the BRELP General Partner intend to prepare tax returns based on such allocations. If the IRS were to successfully challenge the allocations made pursuant to either the BREP limited partnership agreement or the BRELP limited partnership agreement, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in such agreements.

        Basis.    Each U.S. Holder will have an initial tax basis in its LP Units equal to its tax basis in Units exchanged pursuant to the Combination, increased by its share of BREP liabilities, if any. That basis will be increased by such U.S. Holder's share of BREP's income and by increases in such U.S. Holder's share of BREP's liabilities, if any. That basis will be decreased, but not below zero, by distributions a U.S. Holder receives from BREP, by such U.S. Holder's share of BREP's losses, and by any decrease in such U.S. Holder's share of BREP's liabilities. Under applicable U.S. federal income tax rules, a partner in a partnership has a single, or "unitary", tax basis in his or her partnership interest. As a result, any amount a U.S. Holder pays to acquire additional LP Units in BREP (including through the distribution reinvestment plan) will be averaged with the adjusted tax basis of LP Units owned by such holder prior to the acquisition of such additional LP Units.

        For purposes of the foregoing rules, the rules discussed immediately below, and the rules applicable to a sale or exchange of LP Units, BREP's liabilities generally will include BREP's share of any liabilities of BRELP.

        Limits on Deductions for Losses and Expenses.    A U.S. Holder's deduction of its allocable share of BREP's losses will be limited to such U.S. Holder's tax basis in LP Units and, if the holder is an individual or a corporate holder that is subject to the "at risk" rules, to the amount for which the holder is considered to be "at risk" with respect to BREP's activities, if that is less than such U.S. Holder's tax basis. In general, a U.S. Holder will be at risk to the extent of such holder's tax basis in LP Units, reduced by (i) the portion of that basis attributable to such U.S. Holder's share of BREP's liabilities for which the holder will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money the U.S. Holder borrows to acquire or hold LP Units, if the lender of those borrowed funds owns an interest in BREP, is related to the U.S. Holder, or can look only to LP Units for repayment. A U.S. Holder's at-risk amount generally will increase by such U.S. Holder's allocable share of BREP's income and gain and decrease by distributions received from BREP and such U.S. Holder's allocable share of losses and deductions. A U.S. Holder must recapture losses deducted in previous years to the extent that distributions cause such U.S. Holder's at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that such U.S. Holder's tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of LP Units, any gain recognized by a U.S. Holder can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. Each U.S. Holder should consult an independent tax adviser as to the effects of the at-risk rules.

        The Managing General Partner and the BRELP General Partner do not expect to generate income or losses from "passive activities" for purposes of Section 469 of the U.S. Internal Revenue Code. Accordingly, income allocated to a U.S. Holder may not be offset by such holder's Section 469 passive losses, and losses allocated to a U.S. Holder may not be used to offset such holder's Section 469 passive income. In addition, other provisions of the U.S. Internal Revenue Code may limit or disallow any deduction for losses by a U.S. Holder or deductions associated with certain assets of BREP or BRELP in certain cases. Each U.S. Holder should consult an independent tax adviser regarding the limitations on the deductibility of losses that such holder may be subject to under applicable sections of the U.S. Internal Revenue Code.

        Limitations on Deductibility of Organizational Expenses and Syndication Fees.    In general, neither BREP nor any U.S. Holder may deduct organizational or syndication expenses. Similar rules apply to organizational or syndication expenses incurred by BRELP. Syndication fees (which would include any sales or placement fees or commissions) must be capitalized and cannot be amortized or otherwise deducted.

        Limitations on Interest Deductions.    A U.S. Holder's share of BREP's interest expense is likely to be treated as "investment interest" expense. For a non-corporate U.S. Holder, the deductibility of "investment interest" expense is generally limited to the amount of such holder's "net investment income". A U.S. Holder's share of BREP's dividend and interest income will be treated as investment income, although "qualified dividend income" subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for a U.S. Holder's share of BREP's interest expense.

        Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

        Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates.    Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer's adjusted gross income. Moreover, absent U.S. Congressional action, in taxable years beginning on or after January 1, 2013, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (i) 3% of the excess of the individual's adjusted gross income over the threshold amount, or (ii) 80% of the amount of the individual's itemized deductions. The operating expenses of BREP, including BREP's allocable share of the base management fee or any other management fees, may be treated as miscellaneous itemized deductions subject to the foregoing rule. Accordingly, a non-corporate U.S. Holder should consult an independent tax adviser regarding the application of these limitations.

Sale or Exchange of LP Units

        A U.S. Holder will recognize gain or loss on the sale or taxable exchange of LP Units equal to the difference, if any, between the amount realized and such U.S. Holder's tax basis in LP Units sold or exchanged. A U.S. Holder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus such U.S. Holder's share of BREP's liabilities, if any.

        Gain or loss recognized by a U.S. Holder upon the sale or exchange of LP Units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the LP Units for more than one year on the date of such sale or exchange. Assuming a U.S. Holder has not elected to treat its share of BREP's investment in any PFIC as a "qualified electing fund", gain attributable to such investment in a PFIC would be taxable in the manner described below in "— Passive Foreign Investment Companies". In addition, certain gain attributable to "unrealized receivables" or "inventory items" could be characterized as ordinary income rather than capital gain. For example, if BREP were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as "unrealized receivables". The deductibility of capital losses is subject to limitations.

        Each U.S. Holder who acquires LP Units at different times and intends to sell all or a portion of the LP Units within a year of the most recent purchase is urged to consult an independent tax adviser regarding the application of certain "split holding period" rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Foreign Tax Credit Limitations

        Each U.S. Holder generally will be entitled to a foreign tax credit with respect to such U.S. Holder's allocable share of creditable foreign taxes paid on BREP's income and gains. Complex rules may, depending on such U.S. Holder's particular circumstances, limit the availability or use of foreign tax credits. Gain from the sale of BREP's investments may be treated as U.S.-source gain. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gains unless the credit can be applied (subject to applicable limitations) against U.S. tax due on other income treated as derived from foreign sources. Certain losses that BREP incurs may be treated as foreign-source losses, which could reduce the amount of foreign tax credits otherwise available.

Section 754 Election

        BREP and BRELP will each make the election permitted by Section 754 of the U.S. Internal Revenue Code, or the Section 754 Election. The Section 754 Election is irrevocable without the consent of the IRS. The Section 754 Election generally requires BREP to adjust the tax basis in its assets, or inside basis, attributable to a transferee of LP Units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for LP Units. This election does not apply to a person who purchases LP Units directly from BREP. For purposes of this discussion, a transferee's inside basis in BREP's assets will be considered to have two components: (i) the transferee's share of BREP's tax basis in BREP's assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to BRELP.

        Generally, a Section 754 Election would be advantageous to a transferee U.S. Holder if such U.S. Holder's tax basis in its LP Units were higher than such LP Units' share of the aggregate tax basis of BREP's assets immediately prior to the transfer. In that case, as a result of the Section 754 Election, the transferee U.S. Holder would have a higher tax basis in its share of BREP's assets for purposes of calculating, among other items, such holder's share of any gain or loss on a sale of BREP's assets. Conversely, a Section 754 Election would be disadvantageous to a transferee U.S. Holder if such U.S. Holder's tax basis in its LP Units were lower than such LP Units' share of the aggregate tax basis of BREP's assets immediately prior to the transfer. Thus, the fair market value of LP Units may be affected either favorably or adversely by the election.

        Whether or not the Section 754 Election is made, if LP Units are transferred at a time when BREP has a "substantial built-in loss" in its assets, BREP will be obligated to reduce the tax basis in the portion of such assets attributable to such LP Units.

        The calculations involved in the Section 754 Election are complex, and the Managing General Partner and the BRELP General Partner advise that they will make them on the basis of assumptions as to the value of BREP assets and other matters. Each U.S. Holder should consult an independent tax adviser as to the effects of the Section 754 Election.

Uniformity of LP Units

        Because BREP cannot match transferors and transferees of LP Units, BREP must maintain uniformity of the economic and tax characteristics of LP Units to a purchaser of LP Units. In the absence of uniformity, BREP may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of certain Treasury Regulations to BREP's Section 743(b) adjustments, the determination that BREP's Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of BREP's assets in certain circumstances, including on the issuance of additional LP Units. In order to maintain the fungibility of all LP Units at all times, BREP will seek to achieve the uniformity of U.S. tax treatment for all purchasers of LP Units which are acquired at the same time and price (irrespective of the identity of the particular seller of LP Units or the time when LP Units are issued by BREP), through the application of certain tax accounting principles that the Managing General Partner believes are reasonable for BREP. However, the IRS may disagree with BREP and may successfully challenge its application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of LP Units.

Foreign Currency Gain or Loss

        BREP's functional currency will be the U.S. dollar, and BREP's income or loss will be calculated in U.S. dollars. It is likely that BREP will recognize "foreign currency" gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. Each U.S. Holder should consult an independent tax adviser regarding the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

        U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through BREP in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is "passive income" or (ii) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce or are held for the production of "passive income". There are no minimum stock ownership requirements for PFICs. If a U.S. Holder holds an interest in a foreign corporation for any taxable year during which the corporation is classified as a PFIC with respect to such holder, then the corporation will continue to be classified as a PFIC with respect to that U.S. Holder for any subsequent taxable year during which the U.S. Holder continues to hold an interest in the corporation, even if the corporation's income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.

        Subject to certain exceptions described below, any gain on the disposition of stock of a PFIC owned by a U.S. Holder indirectly through BREP, as well as income realized on certain "excess distributions" by such PFIC, would be treated as though realized ratably over the shorter of such U.S. Holder's holding period of LP Units or BREP's holding period for the PFIC. Such gain or income generally would be taxable as ordinary income, and dividends paid by the PFIC would not be eligible for the preferential tax rate for dividends paid to non-corporate U.S. Holders. In addition, an interest charge would apply, based on the tax deferred from prior years.

        If a U.S. Holder were to make an election to treat such U.S. Holder's share of BREP's interest in a PFIC as a "qualified electing fund", such election a "QEF election", for the first year such holder were treated as holding such interest, then in lieu of the foregoing treatment, the U.S. Holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to BREP or to the holder. A QEF election must be made by a U.S. Holder on an entity-by-entity basis. To make a QEF election, a U.S. Holder must, among other things, (i) obtain a PFIC annual information statement (through an intermediary statement supplied by BREP) and (ii) prepare and submit IRS Form 8621 with such U.S. Holder's annual income tax return.

        Once a U.S. Holder has made a QEF election for an entity, such election applies to any additional shares of interest in such entity acquired directly or indirectly, including through additional LP Units acquired after the QEF election is made (such as LP Units acquired under the distribution reinvestment plan). If a U.S. Holder were to make a QEF election after the first year that the holder were treated as holding in interest in a PFIC, the adverse tax consequences relating to PFIC stock would continue to apply with respect to the pre-QEF election period, unless the holder were to make a "purging election". The purging election would create a deemed sale of such U.S. Holder's previously held share of BREP's interests in a PFIC. The gain recognized by the purging election would be subject to the special tax and interest charge rules, which treat the gain as an excess distribution, as described above. As a result of the purging election, a U.S. Holder would have a new basis and holding period in such U.S. Holder's share of BREP's interests in the PFIC. U.S. Holders should consult an independent tax adviser as to the manner in which such direct inclusions could affect their allocable share of BREP's income and their tax basis in their LP Units and the advisability of making a QEF election or a purging election.

        Alternatively, in the case of a PFIC that is a publicly traded foreign company, an election may be made to "mark to market" the stock of such foreign company on an annual basis. Pursuant to such an election, a U.S. Holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. However, none of the current BREP entities are expected to be publicly traded, although BREP may in the future acquire interests in PFICs which are publicly traded foreign companies. Thus the mark-to-market election is not expected to be available to any U.S. Holder in respect of its indirect ownership interest in any foreign corporation owned by BREP.

        Based on the organizational structure of BREP following the Arrangement, as well as BREP's expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP Units during the taxable year ending December 31, 2011. However, there can be no assurance that a current BREP entity or a future entity in which BREP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Nor can there be any assurance that an investment in PFIC stock will be eligible for the mark-to-market election. In addition, in order to ensure that it satisfies the Qualifying Income Exception, BREP may determine to hold an existing or future operating entity through a Holding Entity that would be classified as a PFIC. See "— Investment Structure" below.

        To the extent reasonably practicable, BREP intends to timely provide U.S. Holders with the information necessary to make a QEF election with respect to any BREP entity that the Managing General Partner and the BRELP General Partner believe is a PFIC with respect to a U.S. Holder. To the extent reasonably practicable, and not less frequently than annually, BREP also intends to cause distributions to be made out of the earnings of any such BREP entity, so as to minimize the likelihood that a U.S. Holder would be subject to tax on excess distributions. However, there can be no assurance that distributions out of earnings will be made in all such cases, and any gain from the sale of any such BREP entity would remain subject to the PFIC tax regime. Accordingly, each U.S. Holder is urged to consider timely filing a QEF election with respect to each such entity for which BREP provides the necessary information. Any such election should be made for the first year BREP holds an interest in such entity or for the first year in which a U.S. Holder holds LP Units, if later.

        Recently enacted U.S. legislation requires each U.S. person who directly or indirectly owns an interest in a PFIC to file an annual report with the IRS, and failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. However, this reporting requirement has been temporarily suspended. Each U.S. Holder should consult an independent tax adviser regarding the PFIC rules, including the potential effect of this legislation on such U.S. Holder's filing requirements and the advisability of making a QEF election or, if applicable, a mark-to-market election, with respect to each PFIC.

Investment Structure

        To ensure that it meets the Qualifying Income Exception for publicly traded partnerships (discussed above) and complies with certain requirements in its limited partnership agreement, BREP may structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investment structures will be entered into as determined in the sole discretion of the Managing General Partner and the BRELP General Partner in order to create a tax structure that generally is efficient for LP Unitholders. However, because LP Unitholders will be located in numerous taxing jurisdictions, no assurance can be given that any such investment structure will benefit all LP Unitholders to the same extent, and such an investment structure might even result in additional tax burdens on some LP Unitholders. As discussed above, if any such entity were a non-U.S. corporation, it might be considered a PFIC. If any such entity were a U.S. corporation, it would be subject to U.S. federal net income tax on its income, including any gain recognized on its disposition of investments. In addition, if the investment were to involve U.S. real property, gain recognized on disposition of the investment by a corporation generally would be subject to corporate-level tax, whether the corporation were a U.S. or a non-U.S. corporation.

Taxes in Other Jurisdictions

        In addition to U.S. federal income tax consequences, an investment in BREP could subject a U.S. Holder to U.S. state and local taxes in the U.S. state or locality in which such holder is a resident for tax purposes. A U.S. Holder could also be subject to tax return filing obligations and income, franchise, or other taxes, including withholding taxes, in non-U.S. jurisdictions in which BREP invests. BREP will attempt, to the extent reasonably practicable, to structure its operations and investments so as to avoid income tax filing obligations by U.S. Holders in non-U.S. jurisdictions. However, there may be circumstances in which BREP is unable to do so. Income or gain from investments held by BREP may be subject to withholding or other taxes in jurisdictions outside the U.S., except to the extent an income tax treaty applies. A U.S. Holder who wishes to claim the benefit of an applicable income tax treaty might be required to submit information to tax authorities in such jurisdictions. Each U.S. Holder should consult an independent tax adviser regarding the U.S. state, local, and non-U.S. tax consequences of an investment in BREP.

U.S. Withholding Tax

        Under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, the sale or disposition of an interest in a publicly traded partnership may be subject to a withholding tax equal to 10% of the gross amount realized. However, this withholding tax should not apply to a sale or purchase of LP Units by a U.S. Holder, provided that at the time of such sale or exchange: (i) the LP Units are considered for U.S. federal tax purposes to be regularly traded on one or more established securities markets; or (ii) the Managing General Partner properly provides a statement no earlier than 30 days prior to such sale or exchange, certifying under penalties of perjury that less than 50% of the value of BREP's gross assets consists of U.S. real property interests, or that less than 90% of the value of BREP's gross assets consists of U.S. real property interests plus cash or cash equivalents. The LP Units likely will not be considered regularly traded on an established securities market during the period before they are regularly quoted on the NYSE. However, as of the date of this Information Circular, the Managing General Partner believes that less than 50% of the value of BREP's gross assets consists of U.S. real property interests and that less than 90% of the value of BREP's gross assets consists of U.S. real property interests plus cash or cash equivalents. Moreover, the Managing General Partner expects each of the foregoing gross asset tests to be satisfied during the period before the LP Units are regularly quoted on the NYSE, and thus the Managing General Partner intends to provide a statement on the BREP website during this period, containing the foregoing certifications under penalties of perjury and updated every 30 days. Accordingly, based on the advice of BRPI's special counsel, Torys LLP, the Managing General Partner believes that the 10% federal withholding tax should not apply to a sale or purchase of LP Units by a U.S. Holder. However, no assurance can be provided that the IRS will not take a different position. Each U.S. Holder should consult an independent tax adviser regarding the potential for the 10% withholding tax under FIRPTA to apply to such holder's disposition or acquisition of LP Units.

Transferor/Transferee Allocations

        BREP may allocate items of income, gain, loss, and deduction using a monthly or other convention, whereby any such items recognized in a given month by BREP are allocated to the LP Unitholders as of a specified date of such month. As a result, a U.S. Holder who transfers LP Units might be allocated income, gain, loss, and deduction realized by BREP after the date of the transfer. Similarly, if a U.S. Holder acquires additional LP Units, such holder may be allocated income, gain, loss, and deduction realized by BREP prior to such U.S. Holder's ownership of such LP Units.

        Although Section 706 of the U.S. Internal Revenue Code generally governs allocations of items of partnership income and deductions between transferors and transferees of partnership interests, it is not clear that BREP's allocation method complies with the requirements. If BREP's convention were not permitted, the IRS might contend that BREP's taxable income or losses must be reallocated among LP Unitholders. If such a contention were sustained, a U.S. Holder's tax liabilities might be adjusted to such holder's detriment. The Managing General Partner is authorized to revise BREP's method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

U.S. Federal Estate Tax Consequences

        If LP Units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual U.S. Holders should consult an independent tax adviser concerning the potential U.S. federal estate tax consequences with respect to LP Units.

Certain Reporting Requirements

        A U.S. Holder who invests more than $100,000 in BREP will be required to file IRS Form 8865 reporting the investment with such U.S. Holder's U.S. federal income tax return for the year that includes the date of the investment. The same requirement will apply to a U.S. Holder whose Units are worth more than $100,000 immediately prior to the Combination. A U.S. Holder may be subject to substantial penalties if it fails to comply with this and other information reporting requirements with respect to an investment in LP Units. Each U.S. Holder should consult an independent tax adviser regarding such reporting requirements.

U.S. Taxation of Tax-Exempt U.S. Holders of LP Units

        Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax except to the extent of the organization's unrelated business taxable income, or UBTI. UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income, or capital gains realized by a tax-exempt organization, so long as such income is not "debt-financed", as discussed below. The Managing General Partner believes that BREP should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by BREP will be held through entities that are treated as corporations for U.S. federal income tax purposes.

        The exclusion from UBTI does not apply to income from "debt-financed property", which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership will be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. If any such indebtedness were used by BREP or by BRELP to acquire property, such property generally would constitute debt-financed property, and any income or gain realized on such debt-financed property and allocated to a tax-exempt organization generally would constitute UBTI to such tax-exempt organization. In addition, even if such indebtedness were not used either by BREP or by BRELP to acquire property but were instead used to fund distributions to LP Unitholders, if a tax-exempt organization subject to taxation in the United States used such proceeds to make an investment outside BREP, the IRS might assert that such investment constitutes debt-financed property to such LP Unitholder with the consequences noted above. BREP and BRELP intend not to have directly, after December 31, 2011, any outstanding indebtedness used to acquire property, and the Managing General Partner and the BRELP General Partner do not believe that BREP or BRELP will generate UBTI attributable to debt-financed property in the future. However, neither BREP nor BRELP is prohibited from incurring indebtedness, and no assurance can be provided that neither BREP nor BRELP will generate UBTI attributable to debt-financed property in the future. Tax-exempt U.S. Holders should consult an independent tax adviser regarding the tax consequences of an investment in LP Units.

Investments by U.S. Mutual Funds

        U.S. mutual funds that are treated as regulated investment companies, or RICs, for U.S. federal income tax purposes are required, among other things, to meet an annual 90% gross income and a quarterly 50% asset value test under Section 851(b) of the U.S. Internal Revenue Code to maintain their favorable U.S. federal income tax status. The treatment of an investment by a RIC in LP Units for purposes of these tests will depend on whether BREP is treated as a "qualified publicly traded partnership". If BREP is so treated, then LP Units themselves are the relevant assets for purposes of the 50% asset value test, and the net income from LP Units is the relevant gross income for purposes of the 90% gross income test. If, however, BREP is not so treated, then the relevant assets are the RIC's allocable share of the underlying assets held by BREP, and the relevant gross income is the RIC's allocable share of the underlying gross income earned by BREP. Whether BREP will qualify as a qualified publicly traded partnership depends on the exact nature of its future investments, but the Managing General Partner believes it is likely that BREP will not be treated as a qualified publicly traded partnership. RICs should consult an independent tax adviser regarding the U.S. tax consequences of an investment in LP Units.

Consequences to Non-U.S. Holders

Combination

        A Non-U.S. Holder should not recognize gain or loss upon the receipt of LP Units in exchange for such Non-U.S. Holder's Units pursuant to the Combination.

Holding of LP Units and Other Considerations

        The Managing General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of BREP and BRELP, respectively, to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a "United States real property interest", as defined in the U.S. Internal Revenue Code. Specifically, BREP intends not to invest directly, or through an entity which would be treated as a partnership for U.S. federal income tax purposes, if the Managing General Partner believes at the time of such investment that such investment would generate income treated as effectively connected with a U.S. trade or business. If, as anticipated, BREP is not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then such Non-U.S. Holder generally will not be subject to U.S. tax return filing requirements solely as a result of owning LP Units and generally will not be subject to U.S. federal income tax on its allocable share of BREP's interest and dividends from non-U.S. sources or gain from the sale or other disposition of securities or real property located outside of the United States.

        However, there can be no assurance that the law will not change or that the IRS will not challenge the Managing General Partner's position that BREP is not engaged in a U.S. trade or business. If, contrary to the Managing General Partner's expectations, BREP is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If BREP were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, BREP generally would be required to withhold U.S. federal income tax on such Non-U.S. Holder's distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable.

        In general, even if BREP is not engaged in a U.S. trade or business, a Non-U.S. Holder will be subject to a federal withholding tax equal to 30% of the gross amount of its allocable share of certain U.S.-source income (such as dividends and interest) which is not effectively connected with a U.S. trade or business. However, the Managing General Partner does not expect BREP to earn any such U.S.-source income. Accordingly, the 30% withholding tax is not expected to apply. If, contrary to expectation, BREP were to earn such income, then a Non-U.S. Holder's allocable share of distributions of such income generally would be subject to U.S. withholding tax at a rate of 30%, or at a lower treaty rate, if applicable. A Non-U.S. Holder might be required to take additional steps to receive a credit or refund of any excess withholding tax paid on such holder's account, which could include the filing of a non-resident U.S. income tax return with the IRS, unless such holder were not subject to U.S. tax based on its tax status or were otherwise eligible for a reduced rate of U.S. withholding under an applicable income tax treaty. Each Non-U.S. Holder should consult an independent tax adviser regarding the potential for the 30% withholding tax to apply to its allocable share of income of BREP.

        Under FIRPTA, the sale or disposition of an interest in a publicly traded partnership may be subject to a withholding tax equal to 10% of the gross amount realized. However, this withholding tax should not apply to a sale or purchase of LP Units by a Non-U.S. Holder, provided that at the time of such sale or exchange: (i) the LP Units are considered for U.S. federal tax purposes to be regularly traded on one or more established securities markets; or (ii) the Managing General Partner properly provides a statement no earlier than 30 days prior to such sale or exchange, certifying under penalties of perjury that less than 50% of the value of BREP's gross assets consists of U.S. real property interests, or that less than 90% of the value of BREP's gross assets consists of U.S. real property interests plus cash or cash equivalents. The LP Units likely will not be considered regularly traded on an established securities market during the period before they are regularly quoted on the

NYSE. However, as of the date of this Information Circular, the Managing General Partner believes that less than 50% of the value of BREP's gross assets consists of U.S. real property interests and that less than 90% of the value of BREP's gross assets consists of U.S. real property interests plus cash or cash equivalents. Moreover, the Managing General Partner expects each of the foregoing gross asset tests to be satisfied during the period before the LP Units are regularly quoted on the NYSE, and thus the Managing General Partner intends to provide a statement on the BREP website during this period, containing the foregoing certifications under penalties of perjury and updated every 30 days. Accordingly, based on the advice of BRPI's special counsel, Torys LLP, the Managing General Partner believes that the 10% federal withholding tax should not apply to a sale or purchase of LP Units by a Non-U.S. Holder. However, no assurance can be provided that the IRS will not take a different position. Each Non-U.S. Holder should consult an independent tax adviser regarding the potential for the 10% withholding tax under FIRPTA to apply to such holder's disposition or acquisition of LP Units.

        A non-U.S. tax-exempt organization generally is subject to taxation in the United States on its U.S.-source UBTI which is not effectively connected with the conduct of a U.S. trade or business, plus its UBTI which is effectively connected with the conduct of a U.S. trade or business, including its allocable share of any such income of a partnership, such as BREP or BRELP. The Managing General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of BREP and BRELP, respectively, to avoid generating income treated as effectively connected with the conduct of a U.S. trade or business. Moreover, the Managing General Partner and the BRELP General Partner do not believe that BREP or BRELP will generate UBTI attributable to debt-financed property in the future, as discussed above in "— U.S. Taxation of Tax-Exempt U.S. Holders of LP Units". However, no assurance can be provided that neither BREP nor BRELP will generate UBTI attributable to debt-financed property in the future. Tax-exempt Non-U.S. Holders should consult an independent tax adviser regarding the tax consequences of an investment in LP Units.

        The U.S. federal estate tax treatment of LP Units with regard to the estate of a non-citizen who is not a resident of the United States is not entirely clear. If LP Units are includable in the U.S. gross estate of such person, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual Non-U.S. Holders who are non-citizens and not residents of the United States should consult an independent tax adviser concerning the potential U.S. federal estate tax consequences with regard to LP Units.

        Special rules may apply in the case of a Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in BREP in connection with its U.S. business, (c) a PFIC, or (d) a corporation that accumulates earnings to avoid U.S. federal income tax. Each Non-U.S. Holder should consult an independent tax adviser regarding the application of these special rules.

Administrative Matters

Tax Matters Partner

        The Managing General Partner will act as BREP's "tax matters partner". As the tax matters partner, the Managing General Partner will have the authority, subject to certain restrictions, to act on behalf of BREP in connection with any administrative or judicial review of BREP's items of income, gain, loss, deduction, or credit.

Information Returns

        BREP will provide U.S. tax information on its website (including IRS Schedule K-1 information needed to determine an LP Unitholder's allocable share of BREP's income, gain, losses, and deductions) no later than 90 days after the end of BREP's fiscal year. In addition, BREP will provide an IRS Schedule K-1 to any LP Unitholder that furnishes BREP or its agents with certain basic information regarding such holder's LP Units. To assist each LP Unitholder in this regard, BREP will maintain a website and offer through its agents toll-free telephone assistance. However, providing this U.S. tax information to LP Unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, an LP Unitholder will need to apply for an extension of time to file such LP Unitholder's tax returns.

        In preparing this U.S. tax information, BREP will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine an LP Unitholder's share of income, gain, loss, and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to an LP Unitholder's income or loss.

        BREP may be audited by the IRS. Adjustments resulting from an IRS audit could require an LP Unitholder to adjust a prior year's tax liability and result in an audit of such holder's own tax return. Any audit of an LP Unitholder's tax return could result in adjustments not related to BREP's tax returns, as well as those related to BREP's tax returns.

Tax Shelter Regulations and Related Reporting Requirements

        If BREP were to engage in a "reportable transaction", BREP (and possibly LP Unitholders) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or "transaction of interest", or that it produces certain kinds of losses equal to or exceeding $2 million (or, in the case of certain foreign currency transactions, losses equal to or exceeding $50,000). An investment in BREP may be considered a "reportable transaction" if, for example, BREP were to recognize certain significant losses in the future. In certain circumstances, an LP Unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Certain of these rules are unclear, and the scope of reportable transactions can change retroactively. Therefore, it is possible that the rules may apply to transactions other than significant loss transactions.

        Moreover, if BREP were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, an LP Unitholder might be subject to (i) significant accuracy-related penalties with a broad scope, (ii) for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability, and (iii) in the case of a listed transaction, an extended statute of limitations. BREP does not intend to participate in any reportable transaction with a significant purpose to avoid or evade tax, nor does BREP intend to participate in any listed transactions. However, no assurance can be provided that the IRS will not assert that BREP has participated in such a transaction.

        Each LP Unitholder should consult an independent tax adviser concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the disposition of LP Units.

Taxable Year

        BREP currently intends to use the calendar year as its taxable year for U.S. federal income tax purposes. Under certain circumstances which BREP currently believes are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Constructive Termination

        Subject to the electing large partnership rules described below, BREP will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the LP Units within a 12-month period.

        A constructive termination of BREP would result in the close of its taxable year for all LP Unitholders. If an LP Unitholder reports on a taxable year other than a fiscal year ending on BREP's year-end, and the LP Unitholder is otherwise subject to U.S. federal income tax, the closing of BREP's taxable year may result in more than 12 months of BREP's taxable income or loss being includable in such LP Unitholder's taxable income for the year of the termination. BREP would be required to make new tax elections after a termination, including a new Section 754 Election. A constructive termination could also result in penalties and other adverse tax consequences if BREP were unable to determine that the termination had occurred. Moreover, a constructive termination might either accelerate the application of, or subject BREP to, any tax legislation enacted before the termination.

        In 2010, the IRS announced a publicly traded partnership technical termination relief procedure. If a technically terminated publicly traded partnership requests relief under such procedure and the IRS grants such relief, then, among other things, the partnership need only provide one Schedule K-1 to its partners for the year, notwithstanding the two short taxable years for the partnership.

Elective Procedures for Large Partnerships

        The U.S. Internal Revenue Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the Schedules K-1 that are issued to the LP Unitholders, and such Schedules K-1 would have to be provided to holders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent BREP from suffering a "technical termination" (which would close BREP's taxable year and require that BREP make a new Section 754 Election) if, within a 12-month period, there were a sale or exchange of 50% or more of BREP's total LP Units. Despite the foregoing benefits, there are also costs and administrative burdens associated with such an election. Consequently, as of this time, BREP has not elected to be subject to the reporting procedures applicable to large partnerships.

Backup and Other Administrative Withholding

        For each calendar year, BREP will report to each LP Unitholder and to the IRS the amount of distributions that BREP pays, and the amount of tax (if any) that BREP withholds on these distributions. Under the backup withholding rules, an LP Unitholder may be subject to backup withholding tax (at the applicable rate, currently 28%) with respect to distributions paid unless: (i) such holder is an exempt recipient and demonstrates this fact when required; or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding tax, and otherwise complies with the applicable requirements of the backup withholding tax rules. A U.S. Holder that is exempt should certify such status on a properly completed IRS Form W-9. A Non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to an LP Unitholder will be allowed as a credit against such LP Unitholder's U.S. federal income tax liability and may entitle such LP Unitholder to a refund from the IRS, provided the LP Unitholder supplies the required information to the IRS in a timely manner.

        If an LP Unitholder does not timely provide BREP, or the applicable nominee, broker, clearing agent, or other intermediary, with IRS Form W-9 or IRS Form W-8, as applicable, or such form is not properly completed, then BREP may become subject to U.S. backup withholding taxes in excess of what would have been imposed had BREP or the applicable intermediary received properly completed forms from all LP Unitholders. For administrative reasons, and in order to maintain the fungibility of the LP Units, such excess U.S. backup withholding taxes, and if necessary similar items, may be treated by BREP as an expense that will be borne indirectly by all LP Unitholders on a pro rata basis (e.g., since it may be impractical for BREP to allocate any such excess withholding tax cost to the LP Unitholders that failed to timely provide the proper U.S. tax forms).

        Additionally, under recently enacted U.S. legislation, certain payments of U.S.-source income made on or after January 1, 2014 (as well as payments attributable to dispositions of property which produce or could produce certain U.S.-source income) to BREP or by BREP to or through non-U.S. financial institutions or non-U.S. entities, could be subject to a 30% withholding tax unless (i) the non-U.S. financial institution enters into an agreement with the IRS to provide to the IRS information concerning its direct and certain indirect U.S. account holders, or (ii) in the case of other non-U.S. entities, such entity provides to the withholding agent similar information concerning its substantial U.S. beneficial owners. Significant exceptions to these requirements apply, but the scope of these exceptions is to be addressed in Treasury Regulations that have yet to be issued. Each LP Unitholder should consult an independent tax adviser regarding the treatment of U.S. withholding taxes in general and the application of the recently enacted legislation in light of such holder's particular circumstances.

Recently Enacted Legislation Affecting Disclosure Obligations for U.S. Individuals

        U.S. tax legislation enacted on March 18, 2010, generally imposes new U.S. return disclosure obligations (and related penalties for failure to disclose) on U.S. individuals that hold certain specified foreign financial assets, although these disclosure obligations are temporarily suspended. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. LP Unitholders are urged to consult an independent tax adviser regarding the possible implications of this recently enacted legislation for an investment in LP Units.

Certain Effects of a Transfer of LP Units

        BREP may allocate items of income, gain, loss, deduction, and credit using a monthly or other convention, whereby any such items recognized in a given month by BREP are allocated to LP Unitholders as of a specified date of such month. BRELP may invest in debt obligations or other securities for which the accrual of interest or income thereon is not matched by a contemporaneous receipt of cash. Any such accrued interest or other income would be allocated pursuant to such monthly or other convention. Consequently, LP Unitholders may recognize income in excess of cash distributions received from BREP, and any income so included by a LP Unitholder would increase the basis such LP Unitholder has in LP Units and would offset any gain (or increase the amount of loss) realized by such LP Unitholder on a subsequent disposition of its LP Units.

        BRELP has invested and will continue to invest in certain Holding Entities and operating entities organized in non-U.S. jurisdictions, and income and gain from such investments may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes were imposed on income allocable to an LP Unitholder, and such LP Unitholder were thereafter to dispose of its LP Units prior to the date distributions were made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and U.S. Treasury Regulations, the LP Unitholder to whom such income was allocated (and not the LP Unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Thus an LP Unitholder may be affected either favorably or adversely by the foregoing rules. Complex rules may, depending on an LP Unitholder's particular circumstances, limit the availability or use of foreign tax credits, and investors are urged to consult an independent tax adviser regarding all aspects of foreign tax credits.

Nominee Reporting

        Persons who hold an interest in BREP as a nominee for another person are required to furnish to BREP:

  (i)
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  (ii)
  whether the beneficial owner is (a) a person that is not a U.S. person, (b) a foreign government, an international organization, or any wholly-owned agency or instrumentality of either of the foregoing, or (c) a tax-exempt entity;

  (iii)
  the amount and description of LP Units held, acquired, or transferred for the beneficial owner; and

  (iv)
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on LP Units they acquire, hold, or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, generally is imposed by the U.S. Internal Revenue Code for the failure to report such information to BREP. The nominee is required to supply the beneficial owner of LP Units with the information furnished to BREP.

New Legislation or Administrative or Judicial Action

        The U.S. federal income tax treatment of LP Unitholders depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. LP Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of LP Units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for BREP to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, affect the tax considerations of owning LP Units, change the character or treatment of portions of BREP's income (including, for example, the treatment of carried interest as ordinary income rather than capital gain), and adversely affect an investment in LP Units. Such changes could also affect or cause BREP to change the way it conducts its activities, affect the tax considerations of an investment in BREP, and otherwise change the character or treatment of portions of BREP's income (including changes that recharacterize certain allocations as potentially non-deductible fees).

        BREP's organizational documents and agreements permit the Managing General Partner to modify the limited partnership agreement of BREP from time to time, without the consent of the LP Unitholders, to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all LP Unitholders.

        THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO THE FUND, BREP, UNITHOLDERS, AND LP UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH UNITHOLDER, AND IN REVIEWING THIS INFORMATION CIRCULAR THESE MATTERS SHOULD BE CONSIDERED. EACH UNITHOLDER SHOULD CONSULT AN INDEPENDENT TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN UNITS OR LP UNITS.

RISK FACTORS

        You should carefully consider the following factors in addition to the other information set forth in this Information Circular as well as information that is incorporated by reference herein. If any of the following risks actually occur, the benefits of the Combination may not be realized and Brookfield Renewable's business, financial condition, results of operations and prospects, and the value of the LP Units, would likely suffer.

Risks Relating to the Combination and BREP

The completion of the Combination is subject to a number of conditions precedent and requires regulatory and third-party approvals.

        The completion of the Arrangement in the form contemplated by the Plan of Arrangement is subject to a number of conditions precedent, some of which are outside the control of the Fund, including, without limitation, Minority Unitholder approval, Preferred Shareholder approval, receipt of Bondholder approval, the receipt of material third-party consents and required regulatory approvals, the issuance of the Final Order and the absence of certain events that seriously and adversely affect the national or international markets in general or the business operations or affairs of BRPI. There can be no certainty, nor can the Fund provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied or, if not satisfied, will be waived by the applicable party.

        Failure to obtain the Final Order on terms acceptable to the parties to the Combination Agreement would likely result in the decision being made not to proceed with the Arrangement. If any of the material third-party consents and required regulatory approvals cannot be obtained on terms satisfactory to the parties to the Combination Agreement, or at all, the Plan of Arrangement may have to be amended in order to mitigate against the negative consequence of the failure to obtain any such approval, and accordingly, the benefits available to Unitholders resulting from the Combination may be reduced. Alternatively, in the event that the

Plan of Arrangement cannot be amended so as to mitigate against the negative consequences of the failure to obtain a required regulatory or third-party approval, the Combination may not proceed at all. If the Combination is not completed, the market price of the Units may be adversely affected.

BREP is a newly formed partnership with no separate operating history and the historical and pro forma financial information included herein do not reflect the financial condition or operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance.

        BREP was formed on June 27, 2011. Our lack of operating history will make it difficult to assess our ability to operate profitably and make distributions to LP Unitholders. The combined financial statements of BRPI's renewable power division, discussed in the MD&A in Appendix H, are prepared on a different basis than the financial statements of our partnership and BRELP that will be prepared in the future. We urge you to carefully consider the basis on which the historical and pro forma financial information included herein was prepared and presented.

Our partnership is not, and does not intend to become, regulated as an investment company under the Investment Company Act of 1940 (and similar legislation in other jurisdictions) and if our partnership was deemed an "investment company" under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to operate as contemplated.

        The Investment Company Act of 1940 and the rules thereunder (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with Affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our partnership has not been and does not intend to become regulated as an investment company and our partnership intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act of 1940 (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We will be limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets of which we would not otherwise dispose. Moreover, if anything were to happen, which would potentially cause our partnership to be deemed an investment company under the Investment Company Act of 1940, it would be impractical for us to operate as intended. Agreements and arrangements between and among us and Brookfield would be impaired, the type and amount of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Master Services Agreement, the restructuring of our partnership and the Holding Entities, the amendment of the Amended and Restated Limited Partnership Agreement of BREP or the termination of our partnership, any of which could materially adversely affect the value of our LP Units. In addition, if our partnership were deemed to be an investment company under the Investment Company Act of 1940, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment could materially adversely affect the value of our LP Units.

Risks Relating to Our Operations and the Renewable Power Industry

Changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities could materially adversely affect the volume of electricity generated.

        The revenues generated by our facilities are proportional to the amount of electricity generated which in turn is dependent upon available water flows and wind conditions. Hydrology and wind conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. A natural disaster could also impact water flows within the watersheds in which we operate. Water rights are also generally owned or controlled by governments that reserve the right to control water levels or may impose water-use requirements as a condition of license renewal. Wind energy is highly dependent on weather conditions, and, in particular, on wind conditions. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase. A sustained decline in water flow at our hydroelectric stations or in wind conditions at our wind energy facilities could lead to a material adverse change in the volume of electricity generated, revenues and cash flow.

        In Brazil, hydropower generators have access to the MRE, which, within the limitation referred to below, stabilizes hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity, approximating long-term average irrespective of the actual volume of energy generated whether above or below long-term average and substantially all our assets are part of that pool. Specific rules provide the minimum percentages of the reference amount of electricity that must be actually generated each year for assuring participation in the MRE. The energy reference amount is assessed yearly according to the criteria of such regulation, and can be adjusted positively or negatively. If the MRE is terminated or changed or Brookfield Renewable's reference amount is revised, Brookfield Renewable's financial results would be exposed to variations in hydrology in Brazil.

Counterparties to our contracts may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms.

        A significant portion of the power we generate is sold under long-term PPAs with Brookfield, public utilities or industrial or commercial end-users, some of whom may not be rated by any rating agency. For example, following the Combination, 55% of our projected annual sales are expected to be with BRPI who will not be rated and whose obligations will not be guaranteed by Brookfield Asset Management. If, for any reason, any of the purchasers of power under such PPAs, including BRPI, are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. External events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some end use customers to pay for electricity received.

        Following the Combination, certain portions of our hydroelectric portfolio will be subject to re-contracting in the future. We cannot assure you that we will be able to re-negotiate these contracts once their terms expire, and even if we are able to do so, we cannot assure you that we will be able to obtain the same prices or terms currently receive. If we are unable to renegotiate these contracts, or unable to receive prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.

        Conversely, a significant percentage of our sales will be made by facilities subject to indefinite term contracts with BRPI (taking into account its rights of renewal) at fixed prices per MWh of our electricity sold. Accordingly, with respect to those facilities, our ability to realize improved revenues due to increases in market prices for renewable power may be limited.

Increases in water rental costs (or similar fees) or changes to the regulation of water supply may impose additional obligations on our partnership.

        Water rights are generally owned or controlled by governments that reserve the right to control water levels or may impose water-use requirements as a condition of license renewal that differ from those arrangements in place today. We are required to make rental payments and pay property taxes for water rights or pay similar fees for use of water once our hydroelectric projects are in commercial operation. Significant increases in water rental costs or similar fees in the future or changes in the way that governments regulate water supply could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Our operations are highly regulated and may be exposed to increased regulation which could result in additional costs to our partnership.

        Our generation assets are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to generate and deliver energy. Also, operations that are not currently regulated may become subject to regulation which could result in additional cost to our business. Further, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid could have a material adverse effect on our ability to generate revenues from our facilities.

There is a risk that our concessions and licenses will not be renewed.

        We hold concessions and licenses and we have rights to operate our facilities which generally include rights to the land and water required for power generation. We expect that our rights and/or our licenses will be renewed by the applicable regulatory bodies in each country. However, if these regulatory bodies do not grant us renewal rights, or if they decide to renew our concessions and licenses, as the case may be, under conditions which would impose additional costs, or if additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted.

The cost of operating our plants could increase for reasons beyond our control.

        While we currently maintain a low and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could materially adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during the relicensing process, municipal property taxes, water rental fees and the cost of procuring materials and services required for our maintenance activities.

We may fail to comply with the conditions in, or may not be able to maintain, our governmental permits.

        Our generation assets and construction projects are required to comply with numerous federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals required for operation. Some of the licenses, permits and governmental approvals that have been issued to our operations contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement action and the operation of the assets could be adversely affected or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, we may not be able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects, as a result of which the operation or development of our assets may be limited or suspended. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

We may experience equipment failure.

        Our generation assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error or operator error, among other things, which could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In particular, wind generation turbines are less commercially proven than hydroelectric assets and have shorter lifespans.

The occurrence of dam failures could result in a loss of generating capacity and repairing such failures could require us to expend significant amounts of capital and other resources.

        The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third-parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity and repairing such failures could require us to expend significant amounts of capital and other resources. Such failures could result in damage to the environment or harm to third-parties or the public, which could expose us to significant liability.

We may be exposed to force majeure events.

        The occurrence of a significant event that disrupts the ability of our generation assets to produce or sell power for an extended period, including events which preclude existing customers from purchasing electricity, could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In addition, force majeure events affecting our assets could result in damage to the environment or harm to third-parties or the public, which could expose us to significant liability. Our generation assets could be exposed to effects of severe weather conditions, natural disasters and potentially catastrophic events such as a major accident or incident. An assault or an action of malicious destruction, sabotage or terrorism committed on our generation assets could also disrupt our ability to generate or sell power. In certain cases, there is the potential that some events may not excuse Brookfield Renewable from performing its obligations pursuant to agreements with third-parties. Brookfield Renewable may be liable for damages or suffer further losses as a result. In addition, many of our generation assets are located in remote areas which may make access for repair of damage difficult.

We may be exposed to uninsurable losses.

        While we maintain insurance coverage, such insurance may not continue to be offered on an economically feasible basis and may not cover all events that could give rise to a loss or claim involving our assets or operations. If our insurance coverage is not adequate and we are forced to bear such losses or claims, our financial position could be materially and adversely affected.

We are subject to foreign currency risk which may adversely affect the performance of our operations.

        A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making distributions. A significant depreciation in the value of such foreign currencies may have a material adverse effect on our business, financial condition and results of operations.

The ability to deliver electricity to our various counterparties requires the availability of and access to interconnection facilities and transmission systems.

        Our ability to sell electricity is impacted by the availability of and access to the various transmission systems to deliver power to its contractual delivery point and the arrangements and facilities for interconnecting the generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, may have a material adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery, which could materially and adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.

Our operations are exposed to occupational health, safety and environmental risks.

        The ownership, construction and operation of our generation assets carry an inherent risk of liability related to public safety, worker health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety and environmental laws and potential civil liability. In the ordinary course of business we incur capital and operating expenditures to comply with health, safety and environmental laws to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The costs to comply with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety and environmental laws could have a material and adverse impact on operations and result in additional material expenditures. Additional environmental and workers' health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be material and adverse to our business and results of operations.

Our renewable power business may be involved in disputes and possible litigation.

        In the normal course of our operations, our partnership may become involved in various legal actions that could expose it to significant liability for damages. The outcome with respect to outstanding, pending or future actions cannot be predicted with certainty and may be adverse to us and as a result could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

We may suffer a significant loss resulting from fraud, other illegal acts, inadequate or failed internal processes or systems, or from external events.

        We may suffer a significant loss resulting from fraud, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as the occurrence of disasters or security threats affecting our ability to operate. We operate in different markets and rely on our employees to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as personnel and systems risks. Specific programs, policies, standards and methodologies have been developed to support the management of these risks. These risks can result in direct or indirect financial loss, reputational impact or regulatory censure.

There are general industry risks associated with operating in the North American and Brazilian power market sector.

        We operate in the North American and Brazilian power market sector, which are affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall economic conditions. A general and extended decline in the North American or Brazilian economy or sustained conservation efforts to reduce electricity consumption could have the effect of reducing demand for electric energy over time, which did occur during the recent recession.

Advances in technology could impair or eliminate the competitive advantage of our projects.

        There are other alternative technologies that can produce renewable power, such as fuel cells, microturbines and photovoltaic (solar) cells. These alternative technologies currently produce electricity at a higher average price than our generation facilities; however, research and development activities are ongoing to seek improvements in such alternative technologies and their cost of producing electricity is gradually declining. Additionally, research and developments activities are ongoing to seek improvements and reductions in carbon emissions from fossil fuel generation. It is possible that advances will further reduce the cost of alternative methods of power generation. If this were to happen, the competitive advantage of our projects may be significantly impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.

There can be no guarantee that newly developed technologies that we invest in will perform as anticipated.

        We may invest in and use newly developed, less proven, technologies in our development projects or in maintaining or enhancing our existing assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology to perform as anticipated may materially and adversely affect the profitability of a particular development project.

Performance of our Operating Entities may be harmed by future labour disruptions and economically unfavourable collective bargaining agreements.

        Certain of our partnership's subsidiaries are parties to collective agreements that expire periodically and those subsidiaries may not be able to renew their collective agreements without a labour disruption or without agreeing to significant increases in cost. In the event of a labour disruption such as a strike or lock-out, the ability of our generation assets to generate electricity may be impaired. Our results from operations and cash flow could be materially and adversely affected as a result.

Risks Relating to Financing

Our ability to finance our operations are subject to various risks relating to the state of the capital markets.

        Brookfield Renewable has corporate debt and limited recourse project level debt, the majority of which is non-recourse, that will need to be replaced from time to time. Brookfield Renewable's financings may contain conditions that limit its ability to repay indebtedness prior to maturity without incurring penalties, which may limit its capital markets flexibility. Refinancing risk includes, among other factors, dependence on continued operating performance of Brookfield Renewable's assets, future electricity market prices, future capital markets conditions, the level of future interest rates and investors' assessment of Brookfield Renewable's credit risk at such time. In addition, certain of our financings are, and future financings may be exposed to floating interest rate risks, and if interest rates increase, an increased proportion of our cash flow may be required to service indebtedness. Future acquisitions, development and construction of new facilities and other capital expenditures will be financed out of cash generated from our operations, borrowings and possible future sales of equity. Our ability to obtain financing to finance our growth is dependent on, among other factors, the overall state of the capital markets, continued operating performance of our assets, future electricity market prices, the level of future interest rates and investors' assessment of our credit risk at such time, and investor appetite for investments in renewable energy and infrastructure assets in general and in our partnership's securities in particular. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.

        Our partnership, BRELP and its subsidiaries are or will in the future be subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, create liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare dividends, issue equity interests and create subsidiaries. A financial covenant in our bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject our partnership to higher interest and financing costs. We may also be required to seek additional debt financing on terms that include more restrictive covenants, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.

Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.

        There is no assurance that any credit rating assigned to our partnership or any of our subsidiaries' debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital. See "Capitalization — Credit Ratings".

Risks Related to our Growth Strategy

Government regulations providing incentives for renewable energy could change at any time.

        Development of renewable energy sources and the overall growth of the renewable energy industry are dependent on national and international policies in support of such development. In particular, Canada and the United States, two of our principal markets, have pursued policies of active support for renewable energy for several years. In Brazil, SHPPs benefit from a special discount for the use of the transmission and distribution system which enables them to secure higher prices in the market. Policies which incentivize the development of renewables include renewable energy purchase obligations imposed on local service entities, tax incentives, including investment tax credits, production tax credits and accelerated depreciation and direct subsidies.

        The cost of renewable energy to purchasers, as well as the economic return available to project sponsors, is often dependent on the level of incentives available and the availability of such incentives is uncertain. There is a risk that government regulations providing incentives for renewable energy could change at any time. Any such change may impact the competitiveness of renewable energy generally and the economic value and ability to develop our projects in particular. In addition, some of these incentives are subject to sunset provisions that put a burden on the renewable power industry to lobby for renewal of incentives. The budget difficulties facing many governments create greater challenges and uncertainty in getting incentives renewed. In addition, even if incentives are renewed prior to their expiration, uncertainty regarding renewal can create substantial risks and delays for developers of renewable power projects. As a result, we may face reduced ability to develop our project pipeline and realize our development growth objectives. We may also suffer material write-offs of development assets as a result.

We may be unable to identify and complete sufficient investment opportunities.

        Our strategy for building LP Unitholder value is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find and complete sufficient investment opportunities that meet our investment criteria. Our investment criteria considers, among other things, the financial, operating, governance and strategic merits of a proposed acquisition and, as such, there is no certainty that we will be able to acquire or develop additional high-quality assets at attractive prices to continue growing our business. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition.

Future growth of our portfolio may subject us to additional risks.

        Our strategy is to continue to expand our business through acquisitions and developments, however, acquisitions involve risks that could materially and adversely affect our business, including: the failure of the new acquisitions or projects to achieve the expected investment results, risks related to the integration of the assets or businesses and integration or retention of personnel relating to the acquired assets or companies and the inability to achieve potential synergies. In addition, liabilities may exist that our partnership does not discover in its due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to future liabilities and, in each case, our partnership may not be entitled to sufficient, or any, recourse against the vendors or contractual counterparties to an acquisition agreement. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of a new acquisition to perform according to expectations, could have a material adverse effect on our partnership's assets, liabilities, business, financial condition, results of operations and cash flow.

There are several factors which may affect our ability to develop existing sites and find new sites suitable for the development of greenfield power projects.

        Our ability to realize our greenfield development growth plans is dependent on our ability to develop existing sites and find new sites suitable for development into viable projects. Ability to maintain a development permit often requires specific development steps be undertaken. Successful development of greenfield power projects, whether hydroelectric or wind, is typically dependent on a number of factors, including the ability to secure an attractive site on reasonable terms; the ability to measure resource availability at levels deemed economically attractive for continued project development; the ability to secure approvals, licenses and permits; the acceptance of local stakeholders of proposed developments; the ability to secure transmission interconnection access or agreements; and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction. Failure to achieve any one of these elements may prevent the development and construction of a project. When this occurs we may lose all of our investment in development expenditures and may be required to write-off project development assets.

The development of our generating facilities is subject to various construction risks and risks associated with the various types of arrangements we enter into with communities and joint venture partners.

        Our ability to develop an economically successful project is dependent on, among other things, our ability to construct a particular project on-time and on-budget. The construction and development of generating facilities is subject to various environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause such delays, cost over-runs or reduced performance include, but are not limited to, permitting delays, changing engineering and design requirements, the costs of construction, the performance and necessary experience of contractors, labour disruptions and inclement weather. In addition, we enter into various types of arrangements with communities and joint venture partners for the development of projects. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.

Brookfield has no obligation to source acquisition opportunities for us and we may not have access to all renewable power acquisitions that Brookfield identifies.

        Our ability to grow through acquisitions depends on Brookfield's ability to identify and present us with acquisition opportunities. Brookfield established our partnership to hold and acquire renewable power generating operations or developments on a global basis. However, Brookfield has no obligation to source acquisition opportunities specifically for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of renewable power-related acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, for example:

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  it is an integral part of Brookfield's (and our) strategy to pursue the acquisition or development of renewable power assets through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;

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  the same professionals within Brookfield's organization that are involved in acquisitions that are suitable for us are responsible for the consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield's broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us;

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  Brookfield will only recommend acquisition opportunities that it believes are suitable for us. Our focus is on assets where we believe that our operations-oriented approach can be deployed to create value. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying operating company or managing the underlying assets may not be suitable for us, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and will limit our ability to participate in these more passive investments and may limit our ability to have more than 50% of our assets concentrated in a single jurisdiction; and

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  in addition to structural limitations, the question of whether a particular acquisition is suitable is highly subjective and is dependent on a number of factors including an assessment by Brookfield relating to our liquidity position at the time, the risk profile of the opportunity, its fit with the balance of our then current operations and other factors. If Brookfield determines that an opportunity is not suitable for us, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield sponsored partnership or consortium.

        In making these determinations, Brookfield may be influenced by factors that result in a misalignment or conflict of interest. See "Related Party Transactions — Conflicts of Interest and Fiduciary Duties".

We do not have control over all our operations.

        We have structured some of our operations as joint ventures, partnerships and consortium arrangements. An integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit its profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of renewable assets and other industry-wide trends that our Managing General Partner believes will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from Brookfield Renewable and Brookfield.

        Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. In addition, such operations may be subject to the risk that the company may make business, financial or management decisions with which we do not agree or the management of the company may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from Brookfield's involvement. If any of the foregoing were to occur, our financial condition and results of operations could suffer as a result.

        In addition, all of our current operations with less than 100% ownership are structured joint ventures, partnerships or consortium arrangements. The sale of transfer of interests in some of these operations are subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements in these operations provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within the desired time frame or on any other desired basis. In addition, the operations are also all subject to pre-emptive or default rights which may lead to the joint venture or third parties compulsorily acquiring assets from the joint venture.

We may be required to issue equity or debt for future acquisitions and developments which will be dependent on the overall state of the capital markets.

        Future acquisitions and developments, construction of new facilities and other capital expenditures will be financed out of cash generated from our operations, borrowings and possible future sales of equity. As such, financing our growth may depend on raising additional equity and/or debt capital. Our ability to do so is dependent on, among other factors, the overall state of the capital markets and investor appetite for investments in renewable energy assets in general and our securities in particular.

We may pursue acquisitions in new markets that are subject to foreign laws or regulation that are more onerous than the laws and regulations we are currently subject to.

        We may pursue acquisitions in new markets that are subject to regulation by various foreign governments and regulatory authorities and to the application of foreign laws. Such foreign laws or regulations may not provide for the same type of legal certainty and rights, in connection with our contractual relationships in such countries, as are afforded to our projects in Canada, the United States and Brazil, which may adversely affect our ability to receive revenues or enforce our rights in connection with our foreign operations. In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such projects. Any existing or new operations may also be subject to significant political, economic and financial risks, which vary by country, and may include:

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  changes in government policies or personnel;

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  changes in general economic conditions;

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  restrictions on currency transfer or convertibility;

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  changes in labour relations;

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  political instability and civil unrest;

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  changes in the local electricity market; and

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  breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value.

Risks Relating to Our Relationship with Brookfield

Brookfield will exercise substantial influence over our partnership and we are highly dependent on the Manager.

        Brookfield is the sole shareholder of our Managing General Partner. As a result of its ownership of our Managing General Partner, Brookfield will be able to control the appointment and removal of our Managing General Partner's directors and, accordingly, exercise substantial influence over our partnership. In addition, our partnership holds its interest in the Operating Entities indirectly and will hold any future acquisitions indirectly through BRELP, the general partner of which is indirectly owned by Brookfield. As our partnership's only substantial asset is the limited partnership interests that it holds in BRELP, except future rights under the Voting Agreement, our partnership will not have a right to participate directly in the management or activities of BRELP or the Holding Entities, including with respect to the making of decisions (although it will have the right to remove and replace the BRELP GP LP).

        Our partnership and BRELP depend on the management and administration services provided by or under the direction of the Manager under the Master Services Agreement. Brookfield personnel and support staff that provide services to us under the Master Services Agreement are not required to have as their primary responsibility the management and administration of our partnership or BRELP or to act exclusively for either of us and the Master Services Agreement does not require any specific individuals to be provided by Brookfield or Brookfield Renewable. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations. The Master Services Agreement continues in perpetuity, until terminated in accordance with its terms.

The departure of some or all of Brookfield's professionals could prevent us from achieving our objectives.

        We will depend on the diligence, skill and business contacts of Brookfield's professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of Brookfield's professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives. The Amended and Restated Limited Partnership Agreement of BREP and our Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf.

The role and ownership of Brookfield may change.

        Our arrangements with Brookfield do not require Brookfield to maintain any ownership level in our partnership or in BRELP. Accordingly, our Managing General Partner may transfer its general partnership interest to a third-party, including in a merger or consolidation or in a transfer of all or substantially all of its assets, without the consent of our LP Unitholders provided the transferee is an affiliate of BRELP General Partner. In addition, Brookfield may sell or transfer all or part of its interests in the Manager or in the Managing General Partner, in each case, without the approval of our LP Unitholders. If a new owner were to acquire ownership of our Managing General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our partnership's policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our partnership's capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from our targeted acquisitions. Additionally, our partnership cannot predict with any certainty the effect that any transfer in the ownership of our Managing General Partner would have on the trading price of our LP Units or our partnership's ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner's intentions with regard to our partnership. As a result, the future of our partnership would be uncertain and our partnership's business, financial condition and results of operations may suffer.

Brookfield is not necessarily required to act in the best interests of Service Recipients, our Partnership, or our LP Unitholders.

        The Master Services Agreement and our other arrangements with Brookfield do not impose any duty on the Manager to act in the best interest of the Service Recipients, and the Manager is not prohibited from engaging in other business activities that compete with the Service Recipients. Additionally, the Managing General Partner, the general partner of BRELP, the Managers and their Affiliates will have access to material confidential information. Although some of these entities will be subject to confidentiality obligations pursuant to confidentiality agreements or pursuant to implied duties of confidence, none of the Amended and Restated Limited Partnership Agreement of BREP, the Amended and Restated Limited Partnership Agreement of BRELP nor the Master Services Agreement contains general confidentiality provisions. In addition, the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP contain various provisions that modify the fiduciary duties that might otherwise be owed to our partnership and our LP Unitholders, including when conflicts of interest arise. These modifications may be important to our LP Unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit our Managing General Partner and the BRELP General Partner to take into account the interests of third-parties, including Brookfield, when resolving conflicts of interest. See "Related Party Transactions — Conflicts of Interest and Fiduciary Duties". It is possible that conflicts of interest may be resolved in a manner that is not in the best interests of our partnership or the best interests of our LP Unitholders.

Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our partnership or the best interests of our LP Unitholders.

        Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between our partnership and our LP Unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of our partnership and our LP Unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by our partnership, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers, including as a result of the reasons described under "Related Party Transactions".

Our Managing General Partner may be unable or unwilling to terminate the Master Services Agreement.

        The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: the Manager defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 60 days after written notice of the breach is given to the Manager; the Manager engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; the Manager is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Manager. Our Managing General Partner cannot terminate the agreement for any other reason, including if the Manager or Brookfield experiences a change of control or due solely to the poor performance or under-performance of Brookfield Renewable's operations or assets, and the agreement continues in perpetuity, until terminated in accordance with its terms. In addition, because our Managing General Partner is an Affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Manager's performance does not meet the expectations of investors, and our Managing General Partner is unable or unwilling to terminate the Master Services Agreement, the market price of our LP Units could suffer. Furthermore, the termination of the Master Services Agreement would terminate our partnership's rights under the Relationship Agreement and the Licensing Agreement. See "Related Party Transactions — Relationship Agreement" and "Related Party Transactions — Licensing Agreement".

The liability of the Manager is limited under our arrangements with it and we have agreed to indemnify the Manager against claims that it may face in connection with such arrangements, which may lead it to assume greater risks when making decisions relating to us than it otherwise would if acting solely for its own account.

        Under the Master Services Agreement, the Manager has not assumed any responsibility other than to provide or arrange for the provision of the services described in the Master Services Agreement in good faith and will not be responsible for any action that our Managing General Partner takes in following or declining to follow its advice or recommendations. In addition, under the Amended and Restated Limited Partnership Agreement of BREP, the liability of the Managing General Partner and its Affiliates, including the Manager, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Manager under the Master Services Agreement is similarly limited, except that the Manager is also liable for liabilities arising from gross negligence. In addition, our partnership has agreed to indemnify the Manager to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Manager, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Manager tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Manager is a party may also give rise to legal claims for indemnification that are adverse to our partnership and our LP Unitholders.

Risks Relating to Our LP Units

The LP Units have never been publicly traded and an active and liquid trading market for the LP Units may not develop.

        There has not been a market for the LP Units to date. After the Combination, our partnership expects that the principal trading market for the LP Units will be the TSX and that the LP Units will not be eligible for inclusion in trading indices. Our partnership cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market for the LP Units or, if such a market develops, whether it will be maintained. Our partnership cannot predict the effects on the price of the LP Units if a liquid and active trading market for the LP Units does not develop and if our LP Units are not eligible for inclusion in trading indices. In addition, if such a market does not develop, relatively small sales of the LP Units may have a significant negative impact on the price of the LP Units.

Following the Combination, the LP Units will not be eligible for inclusion on any index.

        The Units are currently included as part of the S&P/TSX Clean Technology Index. We have been advised that following the Combination, the LP Units will not be eligible for inclusion on any index. Some Unitholders may be subject to investment restrictions which preclude them from holding securities that are not included on an index, and as a result, they may be required to sell their LP Units following the Combination. If there are a significant number of sellers of the LP Units without a corresponding number of buyers, liquidity for the LP Units could be lower than current levels for the Units and the trading price of the LP Units could decline and such decline could be material.

We may need additional funds in the future and our partnership may issue additional LP Units in lieu of incurring indebtedness which may dilute existing holders of our LP Units or our partnership may issue securities that have rights and privileges that are more favourable than the rights and privileges accorded to the LP Unitholders.

        Under the Amended and Restated Limited Partnership Agreement of BREP, our partnership may issue additional partnership securities, including LP Units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as our Managing General Partner may determine. Our Managing General Partner's board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our partnership's profits, losses and distributions, any rights to receive partnership assets upon a dissolution or liquidation of our partnership and any redemption, conversion and exchange rights. Our Managing General Partner may use such authority to issue additional LP Units, which could dilute holders of our LP Units, or to issue securities with rights and privileges that are more favorable than those of our LP Units. Holders of LP Units will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.

Our LP Unitholders do not have a right to vote on partnership matters or to take part in the management of our partnership.

        Under the Amended and Restated Limited Partnership Agreement of BREP, our LP Unitholders are not entitled to vote on matters relating to our partnership, such as acquisitions, dispositions or financing, or to participate in the management or control of our partnership. In particular, our LP Unitholders do not have the right to remove our Managing General Partner, to cause our Managing General Partner to withdraw from our partnership, to cause a new general partner to be admitted to our partnership, to appoint new directors to our Managing General Partner's board of directors, to remove existing directors from our Managing General Partner's board of directors or to prevent a change of control of our Managing General Partner. In addition, except as prescribed by applicable laws, our LP Unitholders' consent rights apply only with respect to certain amendments to the Amended and Restated Limited Partnership Agreement of BREP. As a result, unlike Unitholders of the Fund, our LP Unitholders are not able to influence the direction of our partnership, including its policies and procedures, or to cause a change in its management, even if they are unsatisfied with the performance of our partnership. Consequently, our LP Unitholders may be deprived of an opportunity to receive a premium for their LP Units in the future through a sale of our partnership and the trading price of our LP Units may be adversely affected by the absence or a reduction of a takeover premium in the trading price. See "Differences Between Units of the Fund and Units of Our Partnership".

The market price of our LP Units may be volatile.

        The market price of our LP Units may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our LP Units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of our partnership, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; additions or departures of our or Brookfield's key personnel; changes in market valuations of similar renewable power companies; speculation in the press or investment community; and changes in U.S. tax laws that make it impractical or impossible for our partnership to continue to be taxable as a partnership for U.S. federal income tax purposes.

Non-U.S. LP Unitholders will be subject to foreign currency risk associated with our partnership's distributions.

        A significant number of our partnership's LP Unitholders will reside in countries where the U.S. dollar is not the functional currency. Our distributions are denominated in U.S. dollars but are settled in the local currency of the LP Unitholder receiving the distribution. For each non-U.S. LP Unitholder, the value received in the local currency from the distribution will be determined based on the exchange rate between the U.S. dollar and the applicable local currency at the time of payment. As such, if the U.S. dollar depreciates significantly against the local currency of the non-U.S. LP Unitholder, the value received by such LP Unitholder in its local currency will be adversely affected.

Risks Relating to Taxation

General

Changes in tax law and practice may have a material adverse effect on the operations of BREP, the Holding Entities, and the operating entities and, as a consequence, the value of BREP's assets and the net amount of distributions payable to LP Unitholders.

        The BREP structure, including the structure of the Holding Entities and the operating entities, is based on prevailing taxation law and practice in the local jurisdictions (such as Canada, the United States, and Brazil) in which the BREP entities operate. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions could adversely affect these entities, as well as the net amount of distributions payable to LP Unitholders. Taxes and other constraints that would apply to the BREP entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.

BREP's ability to make distributions depends on it receiving sufficient cash distributions from its underlying operations, and BREP cannot assure LP Unitholders that it will be able to make cash distributions to them in amounts that are sufficient to fund their tax liabilities.

        The Holding Entities and operating entities of BREP may be subject to local taxes in each of the relevant territories and jurisdictions in which they operate, including taxes on income, profits or gains and withholding taxes. As a result, BREP's cash available for distribution is indirectly reduced by such taxes, and the post-tax return to LP Unitholders is similarly reduced by such taxes. BREP intends for future acquisitions to be assessed on a case-by-case basis and, where possible and commercially viable, structured so as to minimize any adverse tax consequences to LP Unitholders as a result of making such acquisitions.

        In general, an LP Unitholder that is subject to income tax in Canada or the United States must include in income its allocable share of BREP's items of income, gain, loss, and deduction (including, so long as it is treated as a partnership for tax purposes, BREP's allocable share of those items of BRELP) for each of BREP's fiscal years ending with or within such LP Unitholder's tax year. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations". However, the cash distributed to a LP Unitholder may not be sufficient to pay the full amount of such LP Unitholder's tax liability in respect of its investment in BREP, because each LP Unitholder's tax liability depends on such holder's particular tax situation, and BREP will make simplifying tax assumptions in determining the amount of the distribution. In addition, the actual amount and timing of distributions will be subject to the discretion of the Managing General Partner, and BREP cannot assure LP Unitholders that BREP will in fact make cash distributions as intended. Even if BREP is unable to distribute cash in amounts that are sufficient to fund the LP Unitholders' tax liabilities, each of the LP Unitholders will still be required to pay income taxes on its share of BREP's taxable income.

As a result of holding LP Units, LP Unitholders may be subject to U.S. state, local or non-U.S. taxes and return filing obligations in jurisdictions in which they are not resident for tax purposes or otherwise not subject to tax.

        LP Unitholders may be subject to U.S. state, local, and non-U.S. taxes, including unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which BREP entities do business or own property now or in the future, even if LP Unitholders do not reside in any of those jurisdictions. LP Unitholders may be required to file income tax returns and pay income taxes in some or all of these jurisdictions. Further, LP Unitholders may be subject to penalties for failure to comply with these requirements. Although BREP will attempt, to the extent reasonably practicable, to structure BREP operations and investments so as to minimize income tax filing obligations by LP Unitholders in such jurisdictions, there may be circumstances in which BREP is unable to do so. It is the responsibility of each LP Unitholder to file all U.S. federal, state, local, and non-U.S. tax returns that may be required of such LP Unitholder.

LP Unitholders may be exposed to transfer pricing risks.

        To the extent that BREP, BRELP, the Holding Entities or the operating entities enter into transactions or arrangements with parties with whom they do not deal at arm's length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm's length. This could result in more tax being paid by such entities, and therefore the return to investors could be reduced.

        The Managing General Partner and the BRELP General Partner believe that the base management fee and any other amount that is paid to the Manager will be commensurate with the value of the services being provided by the Manager and comparable to the fees or other amounts that would be agreed to in an arm's-length arrangement. However, no assurance can be given in this regard.

        If the relevant tax authority were to assert that an adjustment should be made under the transfer pricing rules to an amount that is relevant to the computation of the income of BRELP or BREP, such assertion could result in adjustments to amounts of income (or loss) allocated to LP Unitholders by BREP for tax purposes. In addition, BREP might also be liable for transfer pricing penalties in respect of transfer pricing adjustments unless reasonable efforts were made to determine, and use, arm's-length transfer prices. Generally, reasonable efforts in this regard are only considered to be made if contemporaneous documentation has been prepared in respect of such transactions or arrangements that support the transfer pricing methodology. The Managing General Partner and the BRELP General Partner advise that satisfactory contemporaneous documentation for these purposes has been and will be prepared in respect of all transactions or arrangements with Brookfield, and in particular with respect to the Master Services Agreement and in respect of all transactions or arrangements between BREP, BRELP, the Holding Entities, and the operating entities that fall within different jurisdictions and are subject to transfer pricing rules.

United States

If either BREP or BRELP were to be treated as a corporation for U.S. federal income tax purposes, the value of LP Units might be adversely affected.

        The value of LP Units to LP Unitholders will depend in part on the treatment of BREP and BRELP as partnerships for U.S. federal income tax purposes. However, in order for BREP to be treated as a partnership for U.S. federal income tax purposes, under present law, 90% or more of BREP's gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code, and the partnership must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act of 1940 and related rules. Although the Managing General Partner intends to manage BREP's affairs so that BREP will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, BREP may not meet these requirements, or current law may change so as to cause, in either event, BREP to be treated as a corporation for U.S. federal income tax purposes. If BREP were treated as a corporation for U.S. federal income tax purposes, (i) the deemed conversion to corporate status could result in recognition of gain to U.S. investors, if BREP were to have liabilities in excess of the tax basis of its assets; (ii) BREP would likely be subject to U.S. corporate income tax and branch profits tax with respect to income, if any, that is effectively connected to a U.S. trade or business; (iii) distributions to U.S. Holders would be taxable as dividends to the extent of BREP's earnings and profits; and (iv) BREP could be classified as a "passive foreign investment company" (as defined in the U.S. Internal Revenue Code), and such classification could have adverse tax consequences to U.S. Holders with respect to distributions and gain recognized on the sale of LP Units. If BRELP were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

        Neither BREP nor BRELP has requested or plans to request a ruling from the U.S. Internal Revenue Service, or the IRS, regarding the tax classification of either entity for U.S. federal income tax purposes.

BREP may be subject to U.S. backup withholding tax if any LP Unitholder fails to comply with U.S. tax reporting rules, and such excess withholding tax cost will be an expense borne by BREP and, therefore, by all of the LP Unitholders on a pro rata basis.

        BREP may become subject to U.S. backup withholding tax at the applicable rate (currently 28%) with respect to any LP Unitholder who fails to timely provide BREP, or the applicable nominee, broker, clearing agent, or other intermediary, with an IRS Form W-9 or IRS Form W-8, as applicable. See "Certain United States Federal Income Tax Considerations — Administrative Matters — Backup and Other Administrative Withholding". Accordingly, it is important for each of the LP Unitholders to timely provide BREP or the applicable intermediary with an IRS Form W-9 or IRS Form W-8, as the case may be. To the extent that any LP Unitholder fails to timely provide the applicable form (or such form is not properly completed), BREP might treat such U.S. backup withholding taxes as an expense, which would be borne indirectly by all LP Unitholders on a pro rata basis. As a result, LP Unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other LP Unitholders that do not comply with the U.S. tax reporting rules.

Tax-exempt organizations may face certain adverse U.S. tax consequences from owning LP Units.

        The Managing General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of BREP and BRELP, respectively, to avoid generating income connected with the conduct of a trade or business (which income would constitute "unrelated business taxable income", or UBTI, to the extent allocated to a tax-exempt organization). BREP and BRELP are not prohibited from incurring indebtedness, and at times either or both may do so. If any such indebtedness were used to acquire property by BREP or by BRELP, such property generally would constitute "debt-financed property", and any income from or gain from the disposition of such debt-financed property and allocated to a tax-exempt organization generally would constitute UBTI. In addition, even if such indebtedness were not used by BREP or BRELP to acquire property but were instead used to fund distributions to LP Unitholders, if a tax-exempt organization subject to taxation in the United States were to use such proceeds to make an investment outside BREP, the IRS could assert that such investment constituted debt-financed property to such LP Unitholder with the consequences noted above. BREP and BRELP intend not to have directly, after December 31, 2011, any outstanding indebtedness used to acquire property, and the Managing General Partner and the BRELP General Partner do not believe that BREP or BRELP will generate UBTI attributable to debt-financed property in the future. However, neither BREP nor BRELP is prohibited from incurring indebtedness, and no assurance can be provided that neither BREP nor BRELP will generate UBTI attributable to debt-financed property in the future. The potential for income to be characterized as UBTI could make LP Units an unsuitable investment for a tax-exempt organization. Each tax-exempt organization should consult an independent tax adviser to determine the U.S. federal income tax consequences with respect to an investment in LP Units.

There may be limitations on the deductibility of BREP's interest expense.

        So long as BREP is treated as a partnership for U.S. federal income tax purposes, each of the LP Unitholders that is a U.S. Holder (as defined in "Certain United States Federal Income Tax Considerations") generally will be taxed on its share of BREP's net taxable income. However, U.S. federal income tax law may limit the deductibility of such LP Unitholder's share of BREP's interest expense. In addition, deductions for such LP Unitholder's share of BREP's interest expense may be limited or disallowed for U.S. state and local tax purposes. Therefore, any such LP Unitholder may be taxed on amounts in excess of such LP Unitholder's share of the net income of BREP. This could adversely impact the value of LP Units if BREP were to incur (either directly or indirectly) a significant amount of indebtedness. See "Certain United States Federal Income Tax Considerations — Consequences to U.S. Holders — Holding of LP Units — Limitations on Interest Deductions".

If BREP were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning LP Units.

        The Managing General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of BREP and BRELP, respectively, to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a "United States real property interest", as defined in the U.S. Internal Revenue Code. Accordingly, non-U.S. LP Unitholders generally will not be subject to U.S. federal income tax on interest, dividends, and gain realized by BREP from non-U.S. sources. It is possible, however, that the IRS could disagree with this conclusion or that the U.S. federal tax laws and Treasury regulations could change and that BREP would be deemed to be engaged in a U.S. trade or business, which could have a material adverse effect on non-U.S. LP Unitholders. If, contrary to the Managing General Partner's expectations, BREP is considered to be engaged in a U.S. trade or business or realizes gain from the sale or other disposition of a United States real property interest, non-U.S. LP Unitholders would be required to file U.S. federal income tax returns and would be subject to U.S. federal income tax at the regular graduated rates, which BREP could be required to withhold.

To meet U.S. federal income tax and other objectives, BREP and BRELP may invest through U.S. and non-U.S. Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax.

        To meet U.S. federal income tax and other objectives, BREP and BRELP may invest through U.S. and non-U.S. Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such

Holding Entities may be subject to corporate income tax. Consequently, items of income, gain, loss, deduction, or credit realized in the first instance by the operating entities will not flow, for U.S. federal income tax purposes, directly to BRELP, BREP, or LP Unitholders, and any such income or gain may be subject to a corporate income tax, in the United States or other jurisdictions, at the level of the Holding Entity. Any such additional taxes may adversely affect BREP's ability to maximize its cash flow.

LP Unitholders taxable in the United States may be viewed as holding an indirect interest in an entity classified as a "passive foreign investment company" for U.S. federal income tax purposes.

        U.S. Holders (as defined in "Certain United States Federal Income Tax Considerations") may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a "passive foreign investment company", or PFIC. Based on the organizational structure of BREP following the Arrangement, as well as BREP's expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP Units during the taxable year ending December 31, 2011. However, there can be no assurance that a current BREP entity or a future entity in which BREP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Provided a "QEF election" (as defined in "Certain United States Federal Income Tax Considerations") is timely made and a QEF information return is filed annually by a U.S. Holder, PFIC status is not expected to have a material adverse effect on such U.S. Holder. See "Certain United States Federal Income Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Companies". In addition, recently enacted U.S. legislation requires each U.S. person who directly or indirectly owns an interest in a PFIC to file an annual report with the IRS, and failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. However, this reporting requirement has been temporarily suspended. Each U.S. Holder should consult an independent tax adviser regarding the PFIC rules, including the potential effect of this legislation on such U.S. Holder's filing requirements and the advisability of making a QEF election with respect to each PFIC.

Tax gain or loss from the disposition of LP Units could be more or less than expected.

        If a sale of LP Units by an LP Unitholder is taxable in the United States, the LP Unitholder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and the LP Unitholder's adjusted tax basis in those LP Units. Prior distributions to an LP Unitholder in excess of the total net taxable income allocated to such LP Unitholder will have decreased such holder's tax basis in its LP Units. Therefore, such excess distributions will increase an LP Unitholder's taxable gain or decrease such holder's taxable loss when the LP Units are sold, and may result in a taxable gain even if the sale price is less than the original cost. A portion of the amount realized, whether or not representing gain, could be ordinary income to such LP Unitholder.

The BREP structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The tax characterization of the BREP structure is also subject to potential legislative, judicial, or administrative change and differing interpretations, possibly on a retroactive basis.

        The U.S. federal income tax treatment of LP Unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. LP Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of LP Units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for BREP to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, affect the tax considerations of owning LP Units, change the character or treatment of portions of BREP's income (including, for example, the treatment of carried interest as ordinary income rather than capital gain), and adversely affect an investment in

LP Units. Such changes could also affect or cause BREP to change the way it conducts its activities, affect the tax considerations of an investment in BREP, and otherwise change the character or treatment of portions of BREP's income (including changes that recharacterize certain allocations as potentially non-deductible fees).

        BREP's organizational documents and agreements permit the Managing General Partner to modify the limited partnership agreement of BREP from time to time, without the consent of the LP Unitholders, to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all LP Unitholders.

The IRS may not agree with certain assumptions and conventions that BREP uses in order to comply with applicable U.S. federal income tax laws or that BREP uses to report income, gain, loss, deduction, and credit to LP Unitholders.

        BREP will apply certain assumptions and conventions in order to comply with applicable tax laws and to report income, gain, deduction, loss, and credit to a LP Unitholder in a manner that reflects such LP Unitholder's beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. Because BREP cannot match transferors and transferees of LP Units, BREP will adopt depreciation, amortization, and other tax accounting conventions that may not conform to all aspects of existing Treasury regulations. In order to maintain the fungibility of the LP Units at all times, BREP will seek to achieve the uniformity of U.S. tax treatment for all purchasers of LP Units which are acquired at the same time and price (irrespective of the identity of the particular seller of LP Units or the time when LP Units are issued by BREP) through the application of certain accounting principles that BREP believes are reasonable. A successful IRS challenge to any of the foregoing assumptions or conventions could adversely affect the amount of tax benefits available to LP Unitholders and could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects LP Unitholders. A successful challenge could also affect the timing of these tax benefits or the amount of gain from the sale of LP Units and could have a negative impact on the value of LP Units or result in audits of and adjustments to LP Unitholders' tax returns.

BREP's delivery of required tax information for a taxable year may be subject to delay, which could require an LP Unitholder to request an extension of the due date for such LP Unitholder's income tax return.

        BREP will provide U.S. tax information on its website (including IRS Schedule K-1 information needed to determine an LP Unitholder's allocable share of BREP's income, gain, losses, and deductions) no later than 90 days after the end of BREP's fiscal year. In addition, BREP will provide an IRS Schedule K-1 to any LP Unitholder that furnishes BREP or its agents with certain basic information regarding such holder's LP Units. To assist each LP Unitholder in this regard, BREP will maintain a website and offer through its agents toll-free telephone assistance. However, providing this U.S. tax information to LP Unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, an LP Unitholder will need to apply for an extension of time to file such LP Unitholder's tax returns. See "Certain United States Federal Income Tax Considerations — Administrative Matters — Information Returns".

The sale or exchange of 50% or more of the LP Units will result in the constructive termination of BREP for U.S. federal income tax purposes.

        BREP will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the LP Units within a 12-month period. A constructive termination of BREP would, among other things, result in the closing of its taxable year for U.S. federal income tax purposes for all LP Unitholders and could result in the possible acceleration of income to certain LP Unitholders and certain other consequences that could adversely affect the value of LP Units. However, the Managing General Partner does not expect a constructive termination, should it occur, to have a material impact on the computation of the future taxable income generated by BREP for U.S. income tax purposes. See "Certain United States Federal Income Tax Considerations — Administrative Matters — Constructive Termination".

        In 2010, the IRS announced a publicly traded partnership technical termination relief procedure. If a technically terminated publicly traded partnership requests relief under such procedure and the IRS grants such relief, then, among other things, the partnership need only provide one Schedule K-1 to its partners for the year, notwithstanding the two short taxable years for the partnership.

The U.S. Congress has considered legislation that could, if enacted, adversely affect BREP's qualification as a partnership for U.S. federal tax purposes under the publicly traded partnership rules and subject certain income and gains to tax at increased rates. If this or similar legislation were to be enacted and to apply to BREP, then the after-tax income of BREP, as well as the market price of LP Units, could be reduced.

        Over the past several years, a number of legislative and administrative proposals have been introduced and, in certain cases, have been passed by the U.S. House of Representatives. Most recently, the U.S. House of Representatives on May 28, 2010 passed legislation which, if it had been finally enacted into law and applied to BREP or to BRELP, could have had adverse consequences, including (i) the recharacterization of capital gain income as "ordinary income", (ii) the potential reclassification of qualified dividend income as "ordinary income" subject to a higher rate of U.S. income tax, and (iii) potential limitations on the ability of BREP to meet the "qualifying income" exception for taxation as a partnership for U.S. federal income tax purposes. However, such legislation was not passed by the U.S. Senate and therefore was not enacted into law.

        The Obama administration has indicated it supports the adoption of legislation that similarly recharacterizes certain items of capital gain income as ordinary income for U.S. federal income tax purposes. In its published revenue proposals for 2012 and in its proposed American Jobs Act of 2011 recently introduced in the U.S. Senate, the Obama administration proposes that the current law regarding the treatment of such items of capital gain income be changed for periods after December 31, 2011 to subject such income to ordinary income tax.

        It remains unclear whether any legislation related to such revenue proposals or similar to the legislation described above will be proposed or enacted by the U.S. Congress and, if enacted, whether such legislation would affect an investment in BREP. Each Unitholder should consult an independent tax adviser as to the potential effect of any proposed or future legislation on an investment in BREP.

Under legislation recently enacted by the U.S. Congress, certain payments of U.S.-source income (as well as gross proceeds from the disposition of property that could produce such income) made to BREP or BRELP on or after January 1, 2014, could be subject to a 30% federal withholding tax, unless an exception applies.

        Under recently enacted U.S. legislation, certain payments of U.S.-source income made on or after January 1, 2014 (as well as payments attributable to dispositions of property which produce or could produce certain U.S.-source income) to BREP or by BREP to or through non-U.S. financial institutions or non-U.S. entities, could be subject to a 30% withholding tax unless (i) the non-U.S. financial institution enters into an agreement with the IRS to provide to the IRS information concerning its direct and certain indirect U.S. account holders, or (ii) in the case of other non-U.S. entities, such entity provides to the withholding agent similar information concerning its substantial U.S. beneficial owners. Significant exceptions to these requirements apply, but the scope of these exceptions is to be addressed in Treasury Regulations that have yet to be issued. Each LP Unitholder should consult an independent tax adviser as to the potential effects the recently enacted legislation might have on an investment in BREP.

Canada

A tax deferred rollover may be denied for certain Canadian Resident Unitholders under the Tax Act.

        Certain Canadian resident Unitholders that are Eligible Unitholders may choose to recognize all or a portion of any capital gain that would otherwise be realized on the exchange of Units for LP Units under the Arrangement by filing with the CRA (and, where applicable, with a provincial tax authority) a Joint Tax Election under subsection 97(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) made jointly by the Eligible Unitholder and the Managing General Partner on behalf of all of our members or the Election Agent, as the case may be. For this purpose, BREP will qualify as a "Canadian partnership" at the time that is immediately following the time that Eligible Unitholders exchange their Units for LP Units under the Arrangement. Subject to the limitations set out in the Arrangement, the Managing General Partner on behalf of all of the members of BREP has agreed to make a Joint Tax Election pursuant to subsection 97(2) of the Tax Act (and any similar provision of any provincial tax legislation) with an Eligible Unitholder at the Elected Amount determined by such Eligible Unitholder, subject to the limitations set out in subsection 97(2) of the Tax Act (or any applicable provincial tax legislation).

        To make a Joint Tax Election, the Eligible Unitholder must notify the Managing General Partner or the Election Agent, as the case may be, of its intention to make such election by sending an email notification to the following email address, tax@brpfund.com, or by telephone confirmation by calling (819) 561-8646 on or before the Notification Deadline and must provide two signed copies of the applicable tax election forms to the Managing General Partner or the Election Agent, as the case may be, no later than February 29, 2012, duly completed and including: (i) the required information concerning the Eligible Unitholder; (ii) the details of the number of Units transferred in respect of which the Eligible Unitholder is making a Joint Tax Election; and (iii) the applicable Elected Amounts for such Units. The Managing General Partner or the Election Agent on its behalf, as the case may be, will not make a Joint Tax Election with Eligible Unitholders who do not notify the Managing General Partner or the Election Agent, as the case may be, of their intention to make such election on or before the Notification Deadline. Accordingly, Eligible Unitholders should consult their own tax advisors with regard to making a Joint Tax Election without delay.

        Eligible Unitholders who wish to make a Joint Tax Election and who have notified our Managing General Partner or the Election Agent, as the case may be, of their intention to do so on or before the Notification Deadline will be able to obtain a set of general instructions providing certain instructions on how to complete and file the Joint Tax Election forms, a discussion of filing requirements and deadlines, the conditions under which the Managing General Partner on behalf of all of our members has agreed to make such elections, as well as copies of the applicable Joint Tax Election forms from a website that will be made available for this purpose. The Managing General Partner or the Election Agent on its behalf, as the case may be, will provide further details in this regard to Eligible Unitholders who have notified our Managing General Partner or the Election Agent, as the case may be, of their intention to make a Joint Tax Election on or before the Notification Deadline.

        A Joint Tax Election will be valid only if it meets all the applicable requirements under the Tax Act (and any other applicable provincial tax legislation) and is filed on a timely basis. These requirements are complex, are not discussed in any detail in this Information Circular, and meeting these requirements with respect to preparing and filing the Joint Tax Election will be the sole responsibility of the Eligible Unitholder. An Eligible Unitholder that is a trust will generally be required to file the completed Joint Tax Election with the CRA (and any applicable provincial tax authority) within 90 days of the end of its taxation year in which the Combination is completed. Accordingly, such Eligible Unitholders should provide the applicable tax election forms to the Managing General Partner or the Election Agent, as the case may be, sooner than February 29, 2012 in order to avoid late filing penalties. None of BREP, the Managing General Partner, the Election Agent or any of the members of BREP will be responsible for the validity, proper completion or timely filing of a Joint Tax Election, or for any taxes, interest, penalties or other consequences under the Tax Act (or applicable provincial tax legislation) in respect thereof. The Managing General Partner or the Election Agent, as the case may be, makes no representation or warranty in respect of any such Joint Tax Election. Accordingly, Eligible Unitholders wishing to make a Joint Tax Election should consult their own tax advisors without delay.

        An Eligible Unitholder may be denied a full or partial tax deferred "rollover" if the Joint Tax Election fails to meet all the applicable requirements under the Tax Act (or any applicable provincial tax legislation) including that the Joint Tax Election is filed on a timely basis or if there is a change in law or interpretation or if, contrary to the advice of counsel, the application of subsection 97(2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation) is denied for any reason, including the application of the general anti-avoidance rule.

The Canadian federal income tax consequences to LP Unitholders could be materially different in certain respects from those described in this Information Circular if BREP is a "SIFT partnership" for any taxation year after its first taxation year or if BRELP is a "SIFT partnership".

        Under the SIFT Rules, certain income and gains earned by a "SIFT partnership" are subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners are taxed as a dividend from a taxable Canadian corporation. In particular, a "SIFT partnership" will be required to pay a tax on the total of its income from businesses carried on in Canada, income from "non-portfolio properties" (other than taxable dividends), and taxable capital gains from dispositions of "non-portfolio properties". "Non-portfolio properties" include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than an "excluded subsidiary entity"), that are held by the "SIFT partnership" and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the "SIFT partnership" holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the "SIFT partnership". The tax rate applied to the above mentioned sources of income and gains is set at a rate equal to the "net federal corporate income tax rate", plus the "provincial SIFT tax rate".

        Under the SIFT Rules, BREP will be a "SIFT partnership" for its first taxation year on the basis that it is a "Canadian resident partnership" at a particular time in its first taxation year. BREP could be a SIFT partnership in any subsequent taxation year in which it is a "Canadian resident partnership". However, BRELP would not be a SIFT partnership for any taxation year in which BREP is a "SIFT partnership" regardless of whether BRELP is a "Canadian resident partnership" on the basis that BRELP would be an "excluded subsidiary entity". BRELP could be a "SIFT partnership" for any taxation year in which BREP is not a "SIFT partnership" and BRELP is a "Canadian resident partnership". BREP and BRELP will be a "Canadian resident partnership" if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where the Managing General Partner and the BRELP General Partner are located and exercise central management and control of the respective partnerships. The Managing General Partner and the BRELP General Partner will each take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to BREP for any taxation year after its first taxation year or to BRELP for any taxation year. However, no assurance can be given in this regard. If BREP is a "SIFT partnership" for any taxation year after its first taxation year or if BRELP is a "SIFT partnership" for any taxation year, the Canadian income tax consequences to LP Unitholders could be materially different in certain respects from those described in "Certain Canadian Federal Income Tax Considerations". In addition, even if the SIFT Rules do not apply to BREP other than as expected or to BRELP for any taxation year, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply to BREP in subsequent taxation years or to BRELP. On July 20, 2011, the Minister announced Tax Proposals to amend the definition of "excluded subsidiary entity" for purposes of the SIFT Rules. Based on the limited details of these Tax Proposals provided by the Minister, these Tax Proposals should have no impact on BRELP's qualification as an "excluded subsidiary entity". However, no assurance can be given in this regard.

If any non-Canadian resident subsidiaries ("Non-Resident Subsidiaries") in which BRELP directly invests earn income that is FAPI our LP Unitholders may be required to include amounts allocated from BREP in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

        Any Non-Resident Subsidiaries in which BRELP directly invests are expected to be CFAs of BRELP. If any of such non-Canadian subsidiaries earns income that is FAPI, in a taxation year, BRELP's proportionate share of such FAPI must be included in computing the income of BRELP for Canadian federal income tax purposes for the fiscal period of BRELP in which the taxation year of such CFA that earned the FAPI ends, whether or not BRELP actually receives a distribution of such income. BREP will include its share of such FAPI of BRELP in computing its income for Canadian federal income tax purposes and LP Unitholders will be required to include their proportionate share of such FAPI allocated from BREP in computing their income for Canadian federal income tax purposes. As a result, LP Unitholders may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amount.

Resident LP Unitholders may be required to include imputed amounts in their income, either directly or by way of allocation of such income imputed to BREP or BRELP, in accordance with existing section 94.1 of the Tax Act as proposed to be amended under Tax Proposals announced on March 4, 2010 and contained in draft tax proposals released on August 27, 2010, if, having regard to all the circumstances, it is reasonable to conclude that one of the main reasons for the Resident LP Unitholder acquiring or holding LP Units or of BREP or BRELP acquiring or holding an investment in a non-resident entity is to derive a benefit from portfolio investments in such a manner that taxes under the Tax Act on income, profits and gains for any year are significantly less than they would have been if such income, profits and gains had been earned directly.

        On March 4, 2010, the Minister announced as part of the 2010 Canadian federal budget that the outstanding tax proposals regarding investments in "foreign investment entities" would be replaced with revised Tax Proposals under which the existing rules in section 94.1 of the Tax Act relating to investments in "offshore investment fund property" would remain in place subject to certain limited enhancements. On August 27, 2010, the Minister released draft legislation to implement the revised Tax Proposals. Existing section 94.1 of the Tax Act contains rules relating to investments in non-resident entities that could in certain circumstances cause income to be imputed to Resident LP Unitholders, either directly or by way of allocation of such income imputed to BREP or to BRELP. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Resident LP Unitholder, BREP or BRELP acquiring or holding an investment in a non-resident entity is to derive a benefit from portfolio investments in such a manner that taxes under the Tax Act on income, profits and gains for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, existing section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. If, having regard to the particular circumstances, it is reasonable to conclude that one of the main reasons for the acquisition or holding of LP Units by the Resident LP Unitholder, of units of BRELP by BREP, or of interests in non-resident entities (other than a CFA) by BRELP, is as stated above, income will be imputed directly to the Resident LP Unitholder or to BREP or BRELP and allocated to the Resident LP Unitholder in accordance with the rules in existing section 94.1 of the Tax Act as proposed to be amended. No assurance can be given that existing section 94.1 of the Tax Act as proposed to be amended will not apply to a Resident LP Unitholder, BREP or BRELP. The rules in existing section 94.1 of the Tax Act are complex and Resident LP Unitholders should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

The LP Units may not continue to be "qualified investments" under the Tax Act for registered plans.

        Provided that the LP Units are listed on a "designated stock exchange" (which currently includes the TSX and the NYSE), the LP Units will be qualified investments under the Tax Act for a trust governed by a registered retirement saving plan, deferred profit sharing plan, registered retirement income fund, registered education saving plan, registered disability saving plan, and a tax-free savings account. However, there can be no assurance that tax laws relating to qualified investments will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of "prohibited investments" by a tax-free savings account.

        The LP Units will not be a "prohibited investment" for a trust governed by a tax-free savings account, provided that the holder of such account deals at arm's-length with BREP for purposes of the Tax Act and does not have a "significant interest" (for the purposes of the prohibited investment rules) in BREP or in a corporation, partnership or trust with which BREP does not deal at arm's-length for purposes of the Tax Act. Tax Proposals announced in the 2011 Canadian federal budget and contained in the Notice of Ways and Means Motion tabled in the House of Commons on October 3, 2011, propose to extend the prohibited investment rules to registered retirement savings plans and registered retirement income funds. There can be no assurance that these Tax Proposals will be enacted as proposed or at all. Resident LP Unitholders should consult their own tax advisers to ensure that the LP Units will not be a "prohibited investment" for a trust governed by a tax-free savings account or registered retirement savings plan or registered retirement income fund.

Tax proposals may deny the deductibility of losses arising from LP Unitholders' LP Units in computing their income for Canadian federal income tax purposes.

        On October 31, 2003, the Department of Finance (Canada) released for public comment the REOP Proposals regarding the deductibility of interest and other expenses for purposes of the Tax Act. Under the REOP Proposals, a taxpayer would be considered to have a loss from a source that is a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit (excluding capital gains or losses) from the business or property during the period that the business is carried on or that the property is held. In general, these proposals may deny the deduction of losses arising from LP Unitholders' LP Units in computing their income for Canadian federal income tax purposes in a particular taxation year, if, in the year the loss is claimed, it is not reasonable to expect that an overall cumulative profit would be earned from the investment in BREP for the period in which the LP Unitholders held and can reasonably be expected to hold the investment. The Managing General Partner and the BRELP General Partner do not anticipate that the activities of BREP and BRELP will, in and of themselves, generate losses. However, investors may incur expenses in connection with an acquisition of LP Units that could result in a loss that would be affected by the REOP Proposals. As part of the 2005 Canadian federal budget, the Minister announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect the LP Unitholders, or that any revised proposal will not differ significantly from the REOP Proposals described above and in "Certain Canadian Federal Income Tax Considerations".

Brookfield Renewable may be denied a deduction for interest expense if the Stapled Securities Proposals apply to Brookfield Renewable.

        On July 20, 2011, the Minister announced the Stapled Securities Proposals. The Stapled Securities Proposals would apply where two separate securities are "stapled" together such that the securities are not freely transferable independently of each other and such "stapled securities" are issued by an entity that is a trust, corporation or partnership and one or more of the "stapled securities" is listed or traded on a stock exchange or other public market and any of the following applies: (i) the "stapled securities" are both issued by the entity, (ii) one of the "stapled securities" is issued by the entity, and the other by a subsidiary of the entity, or (iii) one of the "stapled securities" is issued by a REIT or the subsidiary of a REIT. The Stapled Securities Proposals, if they applied, would deny an interest expense in computing the income of the payer for income tax purposes for interest on the debt portion such a "stapled security". Based on the limited details of the Stapled Securities Proposals provided by the Minister, the Stapled Securities Proposals should have no impact on Brookfield Renewable. However, no assurance can be given in this regard.

Resident LP Unitholders' foreign tax credits will be limited if the Foreign Tax Credit Generator Proposals apply in respect of the foreign "business-income tax" or "non-business-income tax" paid by BREP or BRELP to a foreign country.

        Under the Foreign Tax Credit Generator Proposals, the foreign "business-income tax" or "non-business-income tax" for any taxation year may be limited in certain circumstances, including where a Resident LP Unitholder's share of BREP's income under the income tax laws of any country (other than Canada) under whose laws the income of BREP is subject to income taxation, is less than the Resident LP Unitholders's share of such income for purposes of the Tax Act. No assurances can be given that the Foreign Tax Credit Generator Proposals will not apply to any Resident LP Unitholder. If the Foreign Tax Credit Generator Proposals apply, a Resident LP Unitholder's foreign tax credits will be limited.

The "foreign accrual tax" applicable to a particular amount of FAPI included in BRELP's income in respect of a particular "foreign affiliate" of BRELP will be limited if the Foreign Tax Credit Generator Proposals apply to BRELP and in such case Resident LP Unitholders would be allocated their pro rata share of a greater amount of FAPI that is allocated from BRELP to BREP.

        Under the Foreign Tax Credit Generator Proposals, the "foreign accrual tax" applicable to a particular amount of FAPI included in a partnership's income in respect of a particular "foreign affiliate" of the partnership may be limited in certain specified circumstances, including where the share of the income of any member of the partnership that is a person resident in Canada is, under the income tax laws of any country

(other than Canada) under whose laws the income of the partnership is subject to income taxation, less than its share thereof for purposes of the Tax Act. No assurances can be given that the Foreign Tax Credit Generator Proposals will not apply to BRELP. If the Foreign Tax Credit Generator Proposals apply, the "foreign accrual tax" applicable to a particular amount of FAPI included in BRELP's income in respect of a particular "foreign affiliate" of BRELP will be limited and in such case Resident LP Unitholders will be allocated their pro rata share of a greater amount of FAPI that is allocated from BRELP to BREP.

As part of the Combination, Brookfield will transfer certain assets to Brookfield Renewable on a tax deferred rollover basis with the result that Brookfield Renewable could realize greater gains for Canadian tax purposes on a disposition of such assets than it otherwise would have realized had such assets been acquired otherwise than on a tax deferred rollover basis.

        As part of the Combination, Brookfield will transfer certain assets to Brookfield Renewable on a tax deferred rollover basis such that Brookfield Renewable's Canadian tax cost of such assets will be less than their purchase price. If such assets are disposed of, Brookfield Renewable could realize greater gains for Canadian tax purposes than it would have realized had such assets been acquired otherwise than on a tax deferred rollover basis.

Non-Resident LP Unitholders may be subject to Canadian federal income tax with respect to any Canadian source business income earned by BREP or BRELP if BREP or BRELP were considered to carry on business in Canada.

        If BREP or BRELP were considered to carry on a business in Canada for purposes of the Tax Act, Non-Resident LP Unitholders, would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by BREP, subject to the potential application of the safe harbor rule in section 115.2 of the Tax Act and any relief that may be provided by any relevant income tax treaty or convention.

        The Managing General Partner and the BRELP General Partner intend to manage the affairs of BREP and BRELP, to the extent possible, so that they do not carry on business in Canada and are not considered or deemed to carry on business in Canada for purposes of the Tax Act. Nevertheless, because the determination of whether BREP or BRELP is carrying on business and, if so, whether that business is carried on in Canada, is a question of fact that is dependent upon the surrounding circumstances, the CRA might contend successfully that either or both of BREP and BRELP carries on business in Canada for purposes of the Tax Act.

        If BREP or BRELP is considered to carry on business in Canada or is deemed to carry on business in Canada for the purposes of the Tax Act, Non-Resident LP Unitholders that are corporations would be required to file a Canadian federal income tax return for each of the taxation years in which they were a Non-Resident LP Unitholder regardless of whether relief from Canadian taxation is available under an applicable income tax treaty or convention. Non-Resident LP Unitholders who are individuals would be required to file a Canadian federal income tax return for any taxation year in which they are allocated income from BREP from carrying on business in Canada that is not exempt from Canadian taxation under the terms of an applicable income tax treaty or convention.

Non-Resident LP Unitholders may be subject to Canadian federal income tax on capital gains realized by BREP or BRELP on dispositions of "taxable Canadian property".

        A Non-Resident LP Unitholder will be subject to Canadian federal income tax on its proportionate share of capital gains realized by BREP or BRELP on the disposition of "taxable Canadian property" (which includes, but is not limited to, property that is used or held in a business carried on in Canada, shares of corporations resident in Canada that are not listed on a "designated stock exchange" if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the prescribed time period, and listed shares if, during the prescribed time period, the number of shares owned exceeds prescribed amounts and more than 50% of the fair market value of the shares is derived from certain Canadian properties) other than "treaty protected property" (as defined in the Tax Act). Property of BREP and BRELP generally will be "treaty-protected property" to a Non-Resident LP Unitholder if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. BREP and BRELP are not expected to realize capital gains or losses from dispositions of "taxable Canadian property". However, no assurance can be given in this regard. Non-Resident LP Unitholders will be required to file a

Canadian federal income tax return in respect of a disposition of "taxable Canadian property" by BREP or BRELP unless the disposition is an "excluded disposition" for the purposes of section 150 of the Tax Act. However, Non-Resident LP Unitholders that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of "taxable Canadian property" that is an "excluded disposition" for purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by such Non-Resident LP Unitholders in respect of the disposition but is not because of a tax treaty (otherwise than in respect of a disposition of "taxable Canadian property" that is "treaty-protected property" of the corporation). In general, an "excluded disposition" is a disposition of property by a taxpayer in a taxation year where (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each "taxable Canadian property" disposed of by the taxpayer in the taxation year is either (i) "excluded property" (as defined in subsection 116(6) of the Tax Act) or (ii) is property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) has been issued by the CRA. Non-Resident LP Unitholders should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of "taxable Canadian property" by BREP or BRELP.

Non-Resident LP Unitholders may be subject to Canadian federal income tax on capital gains realized on the disposition of LP Units if the LP Units are "taxable Canadian property".

        Any capital gain arising from the disposition or deemed disposition of LP Units by a Non-Resident LP Unitholder will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, the LP Units are "taxable Canadian property", unless the LP Units are "treaty-protected property" to such Non-Resident LP Unitholder. In general, the LP Units will not be "taxable Canadian property" at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of the LP Units was derived, directly or indirectly (under proposed amendments to the Tax Act announced by the Minister on August 27, 2010, excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property"), from one or any combination of (i) real or immovable property situated in Canada, (ii) "Canadian resource property", (iii) "timber resource property", and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) the LP Units are otherwise deemed to be "taxable Canadian property". Since BREP's assets will consist principally of units of BRELP, the LP Units would generally be "taxable Canadian property" at a particular time, if the units of BRELP held by BREP derived, directly or indirectly (under proposed amendments to the Tax Act announced by the Minister on August 27, 2010, excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property"), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The LP Units will be "treaty protected property" if the gain on the disposition of the LP Units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. It is not expected that the LP Units will constitute "taxable Canadian property" at any time but no assurance can be given in this regard. See "Certain Canadian Federal Income Tax Considerations — Securityholders Not Resident in Canada". If the LP Units constitute "taxable Canadian property", Non-Resident LP Unitholders will be required to file a Canadian federal income tax return in respect of a disposition of the LP Units unless the disposition is an "excluded disposition" (as discussed above). If the LP Units constitute "taxable Canadian property", Non-Resident LP Unitholders should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of LP Units.

Non-Resident LP Unitholders may be subject to Canadian federal income tax reporting and withholding tax requirements on the disposition of "taxable Canadian property".

        Non-Resident LP Unitholders who dispose of "taxable Canadian property", other than "excluded property" (as defined in subsection 116(6) of the Tax Act) and certain other property described in subsection 116(5.2) of the Tax Act, (or who are considered to have disposed of such property on the disposition of such property by BREP or BRELP), are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate thereunder. In order to obtain such certificate, the Non-Resident LP Unitholder is required to report certain particulars relating to the transaction to the CRA not later than 10 days after the disposition occurs. The LP Units are not expected to be "taxable Canadian property" and neither BREP nor BRELP is expected to dispose of property that is "taxable Canadian property" but no assurance can be given in these regards.

Payments of dividends or interest (other than interest exempt from Canadian federal withholding tax) by residents of Canada to BRELP will be subject to Canadian federal withholding tax and the payers may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of the LP Unitholders.

        Each of BREP and BRELP will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to BRELP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through BRELP and BREP to the residency of the partners of BREP (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that Non-Resident LP Unitholders may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to BRELP. However, there can be no assurance that the CRA would apply its administrative practice in this context. If the CRA's administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Treaty, in certain circumstances a Canadian resident payer is required to look-through fiscally transparent partnerships such as BREP and BRELP to the residency of the partners of such partnerships who are entitled to relief under that Treaty and take into account reduced rates of Canadian federal withholding tax that such partners may be entitled to under that Treaty. Under the Amended and Restated Limited Partnership Agreement of BREP, the amount of any taxes withheld or paid by BREP, BRELP or the Holding Entities in respect of LP Units may be treated either as a distribution to the LP Unitholders or as a general expense of BREP as determined by the Managing General Partner in its sole discretion. However, it is the current intention of the Managing General Partner to treat all such amounts as a distribution to the LP Unitholders.

        While the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through BREP and BRELP in determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, we may be unable to accurately or timely determine the residency of the LP Unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of the LP Unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to BRELP that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident LP Unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but Non-Resident LP Unitholders will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. See "Certain Canadian Federal Income Tax Considerations" for further detail. LP Unitholders should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

 PRINCIPAL LP UNITHOLDERS

        Immediately following completion of the Arrangement, to the best knowledge of the Sole Trustee and of the officers of the Administrator, no person or company other than BRPI will beneficially own or control or direct, directly or indirectly, more than 10% of our LP Units. BRPI will own a 73% interest in Brookfield Renewable on a fully exchanged basis (assuming that all outstanding Redeemable Partnership Units are exchangeable for LP Units), including its indirect general partnership interests in our partnership and BRELP.

GENERAL PROXY MATTERS

Solicitation of Proxies

        This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the Administrator and management of BRP Equity for use at the Meetings referred to in the Notices to be held at the time and place and for the purpose set forth in the Notices. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by regular employees or members of management of the Administrator, BRP Equity or the Sole Trustee at a nominal cost. The costs of solicitation will be borne by the Fund and BRP Equity.

        We have retained Phoenix Advisory Partners as our information agent to assist with the Meetings. In connection with these services, we will pay Phoenix Advisory Partners approximately $75,000 plus a fee per phone call for its assistance and Phoenix Advisory Partners will be reimbursed for its reasonable out-of-pocket expenses. In addition, we have agreed to indemnify Phoenix Advisory Partners against any damages or liabilities arising out of Phoenix Advisor Partners' proxy soliciting services on our behalf.

        The Sole Trustee has fixed October 3, 2011 as the Record Date for determining those Unitholders entitled to receive notice and vote at the Unitholder Meeting. The Board of Directors has fixed October 3, 2011 as the Record Date for determining those Preferred Shareholders entitled to receive notice and vote at the Preferred Shareholder Meeting. The information contained in this Information Circular is given as of September 30, 2011, unless otherwise indicated.

Appointment of Proxies

        The persons named in the enclosed form of proxy are members of the Board. Each Securityholder has the right to appoint a person other than any person named in the enclosed form of proxy, who need not be a Securityholder, to represent such Securityholder at the applicable Meeting. This right may be exercised by inserting the name of the person to be appointed by the Securityholder in the space provided in the form of proxy and striking out the names of the persons designated in the form of proxy or by completing another proper form of proxy.

        To be effective, registered Securityholders must return their proxy form to CIBC Mellon Trust Company in the envelope provided for that purpose, by delivering it by hand to CIBC Mellon Trust Company, C/O Canadian Stock Transfer Company Inc., Proxies Department, 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6, or by sending it by fax to 416-368-2502. In order to be effective, proxies must be received not later than 5:00 p.m. (Toronto time) on November 8, 2011 for the Preferred Shareholder Meeting and not later than 5:00 p.m. (Toronto time) on November 16, 2011 for the Unitholder Meeting, or, if the Preferred Shareholder Meeting or Unitholder Meeting is adjourned, not later than two business days preceding the time of such adjourned meeting.

        Non-Registered Holders may be subject to earlier voting deadlines as specified in their proxy form or voting instruction form and should carefully follow the instructions of their Intermediary, including when and where the proxy form or voting instruction form is to be delivered.

Revocation of Proxies

        A Securityholder who has given a proxy may revoke it as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy and may do so by an instrument in writing, including another proxy, duly executed by the Securityholder or by his or her attorney duly authorised in writing, deposited with CIBC Mellon Trust Company as provided above. A Securityholder may also revoke a proxy in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

Voting of Units

General

        On any ballot that may be called for, the persons designated in the enclosed form of proxy will vote the Securities in respect of which they are appointed by proxy in accordance with instructions of the Securityholder indicated on the proxy. In the absence of instructions with respect to the applicable Arrangement Resolution, the Securities will be voted FOR the applicable Arrangement Resolution.

        The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notices and other matters which may properly come before the Meetings. At the date of this Information Circular, the Sole Trustee, the Administrator and BRP Equity are not aware of amendments, variations or other matters to come before the Meetings, except those which are indicated in the Notices.

Voting by Non-Registered Unitholders

        The only registered Securityholder is CDS & Co. which acts as a clearing agent for Intermediaries such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans. In accordance with the requirements of NI 54-101, the Fund and BRP Equity have distributed the Notices, the Information Circular and the form of proxy to CDS & Co. and the Intermediaries for onward distribution to Non-Registered Holders.

        Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often will use service companies to forward the Meeting Materials to Non-Registered Holders. The Fund and BRP Equity have chosen not to distribute the Meeting Materials directly to non-objecting beneficial holders.

        Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will be given either:

  (a)
  Voting Instruction Form — A voting instruction form, which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form and returned to the Intermediary or its service company. In some cases, the completion of the voting instruction form by telephone, the internet or facsimile is permitted; or

  (b)
  Form of Proxy — A form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of Securities beneficially owned by the Non-Registered Holder but which is otherwise not completed. The Non-Registered Holder need not sign this form of proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to CIBC Mellon Trust Company as set out in the Notices.

        The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Securities that they beneficially own. Should a Non-Registered Holder who receives either a form of proxy or a voting instruction form wish to vote at the applicable Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons designated in the form of proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. For more certainty, Non-Registered Holders are encouraged to contact their Intermediary (bank, broker, etc.) to confirm voting procedures.

        In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including when and where the proxy form or voting instruction form is to be delivered.

Voting Units and Preferred Shares

        As of September 30, 2011, there were 104,718,976 Units outstanding, each carrying the right to one vote per Unit, and 10,000,000 Preferred Shares, each carrying one vote in respect of each C$25 of issue price. All Preferred Shareholders of record at the close of business on October 3, 2011, the Record Date established for the Preferred Shareholder Meeting, will be entitled to vote at the Preferred Shareholder Meeting, or any adjournment thereof, either in person or by proxy. All Unitholders of record at the close of business on October 3, 2011, the Record Date established for the Unitholder Meeting, will be entitled to vote at the Unitholder Meeting, or any adjournment thereof, either in person or by proxy.

Principal Unitholders and Preferred Shareholders

        To the best knowledge of the Sole Trustee and of the officers of the Administrator, only the following person beneficially owns or controls or directs, directly or indirectly, Units carrying more than 10% of the votes attached to all Units:

Unitholder	Number of Units	Percentage Outstanding Units
BRPI	33,128,338	31.6%	(1)

(1)
BRPI also owns 4,062,500 Exchangeable Shares, which shares are exchangeable on a one-for-one basis into Units of the Fund. On a fully exchanged basis, BRPI holds an approximate 34% ownership interest in the Fund.

        BRPI and all of the trustees and officers of BRPT that own Units have indicated their intention to vote FOR the Combination. Units held by BRPI and "related parties" (as defined in MI 61-101) of BRPI, estimated to be approximately 33.4 million Units, will not be counted as part of the vote of Minority Unitholders.

        To the best knowledge of the directors and officers of BRP Equity, no person beneficially owns or controls or directs, directly or indirectly, Preferred Shares carrying more than 10% of the votes attached to all Preferred Shares. All of the directors and officers of BRP Equity that own Preferred Shares have indicated their intention to vote in favour of the Combination.

Procedure and Votes Required

        The Interim Order provides that each registered Securityholder at the close of business on the applicable Record Date will be entitled to receive notice of, to attend and to vote at the Preferred Shareholder Meeting or Unitholder Meeting, as applicable. CIBC Mellon Trust Company counts and tabulates the votes.

        Pursuant to the Interim Order:

  (a)
  (i) the Unitholders will vote together as a single class of securities at the Unitholder Meeting and (ii) Preferred Shareholders will vote together as a single class at the Preferred Shareholder Meeting. Each Unit will be entitled to one vote at the Unitholder Meeting and each Preferred Share will be entitled to one vote in respect of each C$25 of issue price at the Preferred Shareholder Meeting;

  (b)
  the number of votes required to pass the Unitholder Resolution shall be not less than (i) sixty-six and two thirds per cent (66 2/3%) of the votes cast by Unitholders and (ii) a majority of the votes cast by Minority Unitholders, in each case either in person or by proxy at the Unitholder Meeting;

  (c)
  the number of votes required to pass the Preferred Shareholder Resolution shall be not less than sixty-six and two thirds per cent (66 2/3%) of the votes cast by Preferred Shareholders either in person or by proxy at the Preferred Shareholder Meeting; and

  (d)
  the quorum at the Unitholder Meeting shall be two or more individuals who hold in the aggregate not less than ten percent (10%) of the aggregate number of Units then outstanding being present in person or by proxy at the Unitholder Meeting, and the quorum at the Preferred Shareholder Meeting shall be holders of a majority of the Preferred Shares. If within 30 minutes from the time fixed for the applicable Meeting a quorum is not present, the applicable Meeting shall be adjourned to such day, and to such time and place as may be appointed by the Chairman of the Unitholder Meeting or Preferred Shareholder Meeting, as applicable.

 INFORMATION CONCERNING THE FUND

The Fund

        The Fund is an unincorporated open-ended trust established under the laws of the Province of Québec in 1999 pursuant to the Trust Indenture. The Fund's Units are listed on the TSX under the symbol "BRC.UN". The Fund's head and registered office is located at 480 Boulevard de la Cité, Gatineau, Québec, J8T 8R3. BRPI holds approximately 34% of the issued and outstanding Units, on a fully-exchanged basis, and the remaining Units are held by the public.

        The Fund has no direct employees but employs approximately 125 full time employees across its subsidiary operations. The Fund is currently administered by the Administrator, a wholly-owned subsidiary of BRPI, pursuant to the terms of the Administration Agreement. The Administrator also provides management services for BRPT pursuant to the terms of the Management Agreement. Summaries of the material terms of the Administration Agreement and the Management Agreement are included on pages 54 and 55 of the Fund's Annual Information Form and copies of these agreements are available on SEDAR at www.sedar.com. These agreements will be terminated on completion of the Combination and the Fund and BRPT will be wound up.

        CIBC Mellon Trust Company acts as the Sole Trustee.

Inter-Corporate Relationships

        The following chart illustrates the primary ownership and structural relationships among the Fund; BRPI; the Administrator; CIBC Mellon Trust Company, the Sole Trustee; BRP Equity; and BRPT, which holds the assets of the Fund. BRPI, through its subsidiaries, is the manager of BRPT, and the manager, administrator and/or operator of the assets of the Fund.

(1)
BRPI owns 4,062,500 Exchangeable Shares in GLPHC, an indirect subsidiary of the Fund. The Exchangeable Shares can be exchanged on a one-for-one basis for Units. Assuming the exchange of all of BRPI's Exchangeable Shares into Units, BRPI holds approximately 34% of the Units.

Summary Description of the Business

        The Fund is a leading generator of clean, low cost, renewable energy and owns a diversified portfolio of power generation assets which produce electricity exclusively from environmentally friendly hydro and wind resources. The Fund is one of Canada's largest publicly-traded, pure-play renewable power businesses with more than 1,700 megawatts of installed capacity producing in excess of 6,500 GWh of energy annually. The Fund's asset portfolio spans four distinct geographic regions — Québec, Ontario, British Columbia and New England — and has broadened to include 42 hydroelectric generating stations and two operational wind farms. As described in more detail in the Fund's Annual Information Form, the Fund sells substantially all of its power generation under long-term PPAs to public utilities, to an industrial user or to BRPI, including its subsidiaries.

        For further information regarding the Fund, its subsidiaries and their respective business activities, see the Fund's Annual Information Form.

Documents Incorporated by Reference

        Information in respect of the Fund and its subsidiaries has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Secretary of the Fund at 480 Boulevard de la Cité, Gatineau, Québec, Canada, J8T 8R3, telephone 819-561-2722. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com. Financial information is provided in the Fund's financial statements and management's discussion and analysis, which are incorporated herein by reference.

        The following documents of the Fund, filed with the various securities commissions or similar authorities in the jurisdictions where the Fund is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

  (i)
  the Fund's Annual Information Form;

  (ii)
  the material change report of the Fund dated September 13, 2011;

  (iii)
  the management information circular of the Fund dated March 30, 2011 distributed in connection with the annual and special general meeting of Unitholders held on May 13, 2011;

  (iv)
  the audited comparative consolidated financial statements of the Fund and the notes thereto as of and for the year ended December 31, 2010, together with the report of the auditors thereon;

  (v)
  management's discussion and analysis of financial results of the Fund as of and for the year ended December 31, 2010;

  (vi)
  the unaudited consolidated financial statements of the Fund and the notes thereto as of and for the three and six months ended June 30, 2011; and

  (vii)
  management's discussion and analysis of financial results of the Fund as of and for the three and six months ended June 30, 2011.

        Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus, filed by the Fund with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Distribution History and Current Policy

        The Fund makes monthly distributions to its Unitholders based on monthly distributable cash declarations. Distributable cash is based on 100% of the net earnings, excluding major maintenance expense, adjusted to account for non-cash transactions such as depreciation, amortization and future taxes. This figure is then reduced by a capital asset reserve to arrive at distributable cash. Distributable cash does not have a standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures used by other companies.

        From August 2006 to February 2010, the Fund paid a distribution of C$0.10417 per Unit per month, equal to an annual distribution of C$1.25 per Unit. Since March 2010, the Fund increased the annual distribution it pays to its Unitholders to C$1.30 per Unit. Distributions are paid by the Fund quarterly on the last business day of January, April, July and October of each year.

        Distributions paid by the Fund from January 1, 2007 to June 30, 2011 were as follows:

Annual Distributions	2011		2010	2009	2008
C$ paid per Unit	0.65	(1)	1.29	1.25	1.25

(1)
Includes distributions paid during the period from January 1, 2011 to and including June 30, 2011, but does not include the distribution of $0.32499 to be paid on October 31, 2011 to Unitholders of record as of September 30, 2010.

        If the declaration or payment of dividends on the Preferred Shares are in arrears, the Fund will not make distributions on the Units. In addition, if the Sole Trustee determines that the Fund does not have sufficient cash to fully pay any distributions, the distribution may include the issuance of freely-tradable Units at a price per Unit based upon a weighted average price per Unit at which the Units have traded during the period of the last ten days prior to the record date.

        The Fund is currently paying an annual distribution of C$1.30 per Unit. Provided the Arrangement is approved at the Meetings and the Effective Date occurs in the fourth quarter of 2011, as currently scheduled, Unitholders of record on September 30, 2011 will receive their regular quarterly cash distribution of C$0.325 per Unit on October 31, 2011, which will be the last distribution paid to Unitholders by the Fund. In the event that Unitholders do not approve the Arrangement at the Unitholder Meeting, the Board of Directors will meet to determine the next distribution on the Units which will be declared payable thereon. See "Distribution Policy" for a description of the distribution policy of our partnership.

Trading Price and Volume of Units

        The outstanding Units are listed and posted for trading on the TSX under the trading symbol "BRC.UN". The following table sets forth the price range for and trading volume of the Units as reported by the TSX for the periods indicated.

	High (C$)	Low (C$)	Volume
2010
September	21.46	20.25	3,622,099
October	22.41	20.70	2,726,383
November	21.65	20.40	3,420,702
December	21.34	20.52	3,051,270
2011
January	21.49	20.63	3,798,991
February	22.10	21.01	3,694,246
March	23.69	21.05	4,048,332
April	23.50	22.01	3,677,132
May	23.95	22.29	2,775,376
June	23.31	21.41	3,093,011
July	23.70	22.51	1,120,832
August	24.08	20.58	2,812,413
September (to September 12, 2011)	23.83	22.85	646,709

        On September 12, 2011, the last trading day on which the Units traded prior to the announcement of the Combination, the closing price of the Units was C$23.39. On September 30, 2011, the closing price of the Units was C$25.89.

        In addition to the Units, the Preferred Shares issued by the Fund's wholly-owned subsidiary are also listed on the TSX under the symbol "BRF.PR.A". The following table sets forth the reported high and low trading prices and trading volumes of the Preferred Shares as reported by the TSX for the periods indicated.

	High (C$)	Low (C$)	Volume
2010
September	26.00	25.50	172,074
October	26.25	25.31	289,867
November	26.18	25.60	181,807
December	26.05	25.33	95,735
2011
January	25.99	25.23	305,941
February	26.03	25.16	118,308
March	26.15	25.28	152,365
April	26.24	25.44	162,738
May	26.59	25.60	123,867
June	25.95	25.50	153,183
July	26.49	25.77	189,268
August	26.07	25.25	130,237
September (to September 12, 2011)	25.80	25.55	66,799

        On September 12, 2011, the last trading day on which the Preferred Shares traded prior to the announcement of the Combination, the closing price of the Preferred Shares was C$25.73. On September 30, 2011, the closing price of the Preferred Shares was C$26.24.

Prior Sales and Purchases

        On October 29, 2010, BRPI completed a secondary offering of Units through which BRPI, the selling Unitholder, sold 8,000,000 Units at a price of C$21.85 per Unit.

        Other than as described in this Information Circular, no securities of BRP Equity or the Fund have been purchased or sold by BRP Equity, BRPI or the Fund within the twelve months preceding the date of this Information Circular.

Legal Proceedings and Regulatory Actions

        To the knowledge of the Fund, there are no legal proceedings material to the Fund or its subsidiaries to which any of the Fund or its subsidiaries is or was a party to or of which any of their respective properties are the subject matter, nor are there any such proceedings known to the Fund to be contemplated.

        To the knowledge of the Fund, there were no (i) penalties or sanctions imposed against the Fund or its subsidiaries by a court relating to securities legislation or by a securities regulatory authority during the Fund's last financial year; (ii) penalties or sanctions imposed by a court or regulatory body against the Fund or its subsidiaries that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements the Fund or its subsidiaries entered into with a court relating to securities legislation or with a securities regulatory authority during the last financial year.

Auditors, Transfer Agent and Registrar

        The auditors of the Fund and BRP Equity are Deloitte & Touche LLP, Chartered Accountants, Licensed Public Accountants, Ottawa, Ontario. The auditors of BRPI are Deloitte & Touche LLP, Chartered Accountants, Licensed Public Accountants, Toronto, Ontario. Deloitte & Touche LLP is independent of the Fund, BRP Equity and BRPI in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

        The transfer agent and registrar for the Units and the Preferred Shares is CIBC Mellon Trust Company at its principal offices in Montréal, Québec and Toronto, Ontario.

Additional Information

        Additional information relating to the Fund and BRP Equity is available on SEDAR at www.sedar.com. Financial information concerning the Fund is provided in its financial statements for the year ended December 31, 2010 and for the three and six months ended June 30, 2011, respectively, and the accompanying management's discussion and analysis, which are incorporated herein by reference and can be accessed on SEDAR at www.sedar.com. Securityholders may contact the Fund or BRP Equity by telephone at 416-359-1955 or by e-mail at unitholderenquiries@brpfund.com, to request copies of the financial statements of BRPI's renewable power division and the pro forma financial statements of BREP.

LEGAL PROCEEDINGS

        Other than the proceedings relating to the approval of the Arrangement, there are no legal proceedings to which our partnership, the Fund, BRP Equity or BRPI is a party or in respect of which any of their assets are the subject matter, which is material to our partnership, the Fund, BRP Equity or BRPI and the Fund is not aware of any such proceedings that are contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        Except as disclosed in this Information Circular, no proposed director or senior officer of our Managing General Partner or the Manager or other insider of our partnership, nor any associate or Affiliate of the foregoing persons, has any existing or potential material conflict of interest with our partnership or any of our subsidiaries or interest in any material transaction.

 AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

        The auditors of BREP are Ernst & Young LLP, Chartered Accountants, Licensed Public Accountants, Toronto, Ontario. Ernst & Young LLP is independent of BREP in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Transfer Agent and Registrar

        Computershare Trust Company of Canada in Toronto, Canada, will, on or prior to the Effective Date, be appointed to act as transfer agent and registrar for the purpose of registering our limited partnership interests and transfers of our limited partnership interests as provided in the Amended and Restated Limited Partnership Agreement of BREP.

MATERIAL CONTRACTS

        The only contracts entered into by our partnership that materially affect our partnership, since formation or to which our partnership will become a party on or prior to the Effective Date, that can reasonably be regarded as material to a proposed investor in our LP Units, other than contracts entered into in the ordinary course of business, are:

  •
  the Combination Agreement (see "The Combination — Combination Agreement");

  •
  the Master Services Agreement (see "Management and Our Master Services Agreement — Our Master Services Agreement");

  •
  the Registration Rights Agreement (see "The Combination — Combination Agreement — Ancillary Agreements — Registration Rights Agreement");

  •
  the Amended and Restated Limited Partnership Agreement of BRELP (see "Description of the Amended and Restated Limited Partnership Agreement of BRELP");

  •
  the Amended and Restated Limited Partnership Agreement of BREP (see "Description of our LP Units and the Amended and Restated Limited Partnership Agreement of BREP");

  •
  the New Guarantees provided by BREP, BRELP, CanHoldco and Bermuda Holdco in respect of the Preferred Shares (see "The Combination — Information for Preferred Shareholders");

  •
  the guarantees provided by BREP, BRELP, CanHoldco and Bermuda Holdco in respect of the BRPI Bonds (see "Capitalization — Corporate Indebtedness"); and

  •
  the amended and restated indenture to be entered into (subject to Bondholder Approval) to give effect to the substitution of Finco as the issuer of the BRPI Bonds, and the release of BRPI.

        Copies of these agreements will be filed and available for review on SEDAR at www.sedar.com once they have been executed.

        For a description of material contracts of the Fund that will continue to be material contracts of BREP after the completion of the Arrangement, see the section entitled "Material Contracts" in the Fund's Annual Information Form.

OTHER BUSINESS

        Management of the Fund, BRP Equity and the Administrator know of no matter to come before the Meetings other than those referred to in the accompanying Notices.

 ADDITIONAL INFORMATION

        Additional information can be found on SEDAR at www.sedar.com and at www.brpfund.com. Securityholders may contact the Fund and BRP Equity at 480 Boulevard de la Cité, Gatineau, Québec, J8T 8R3 by mail, fax at 819-561-7188, telephone at 416-359-1955 or e-mail at: unitholderenquiries@brpfund.com to request copies of the Fund's annual report, financial statements and management's discussion and analysis, as well as this Information Circular and the Fund's Annual Information Form.

        Financial information for the Fund's most recent completed financial year is provided in its comparative financial statements and management's discussion and analysis which are filed on SEDAR.

APPROVAL

        The board of directors of the Administrator, on behalf of the Sole Trustee, the Board of Trustees and the Board of Directors have each approved the contents and mailing of the Notices and Information Circular.

DATED as of the 30th day of September, 2011.

By order of the Board of Directors of Brookfield Renewable Power Preferred Equity Inc. and the Board of Trustees of Brookfield Renewable Power Trust

André Bureau Chairman

 GLOSSARY OF TERMS

        All capitalized terms used in this Information Circular but not otherwise defined therein have the meanings set forth under this "Glossary of Terms".

"1933 Act" means the United States Securities Act of 1933, as amended;

"1934 Act" means the United States Securities Exchange Act of 1934, as amended;

"Administration Agreement" means the administration agreement dated September 14, 1999 between the Fund and the Administrator;

"Administrator" means BEMI;

"Affiliate" has the meaning assigned to such term in the Securities Act (Ontario);

"Amended and Restated Limited Partnership Agreement of BRELP" means the amended and restated limited partnership agreement of Brookfield Renewable Energy L.P. to be effective on or prior to the Effective Date;

"Amended and Restated Limited Partnership Agreement of BREP" means the amended and restated limited partnership agreement of Brookfield Renewable Energy Partners L.P. to be effective on or prior to the Effective Date;

"Ancillary Agreements" has the meaning given thereto in the Combination Agreement;

"ANEEL" means National Agency for Electric Energy (Brazil);

"Annual Fixed Dividend Rate" has the meaning given to it under "The Combination — Information for Preferred Shareholders — Existing Terms of Preferred Shares";

"Arrangement" means the plan of arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Combination Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order;

"Arrangement Resolutions" means, collectively, the Preferred Shareholder Resolution and the Unitholder Resolution;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement to be filed with the Director after the Final Order is made;

"Base Fee" has the meaning given to it under "The Combination — Ancillary Agreements — Energy Marketing Agreement";

"Base Management Fee" has the meaning given to it under "Management and Our Master Services Agreement — Our Master Services Agreement — Management Fee";

"BC Hydro" means British Columbia Hydro and Power Authority;

"BEMI" means Brookfield Energy Marketing Inc.;

"BEM LP" means Brookfield Energy Marketing LP;

"Bermuda Holdco" means BRP Bermuda Holdings I Limited;

"Board of Directors" means the board of directors of BRP Equity;

"Board of Trustees" means the board of trustees of BRPT;

"Bondholders" means holders of BRPI Bonds;

"BPUSHA" means Brookfield Power US Holding America Co.;

"BRELP" means Brookfield Renewable Energy L.P.;

"BRELP General Partner" means 2288508 Ontario Inc., which serves as the general partner of BRELP GP LP;

"BRELP GP LP" means BREP Holding L.P., which serves as the general partner of BRELP;

"BREP" means Brookfield Renewable Energy Partners L.P.;

"Brookfield" means Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than Brookfield Renewable;

"Brookfield Asset Management" means Brookfield Asset Management Inc.;

"Brookfield Renewable" means BREP, BRELP, the Holding Entities and the Operating Entities, taken together;

"BRP Canada" means Brookfield BRP Canada Corp.;

"BRP Equity" means Brookfield Renewable Power Preferred Equity Inc.;

"BRPI" means Brookfield Renewable Power Inc.;

"BRPI Assets" means BPRI's renewable power assets (other than the assets held by the Fund) to be held by Brookfield Renewable;

"BRPI Bonds" means all outstanding bonds issued by BRPI pursuant to the trust indenture dated as of December 16, 2004 between BRPI, The Bank of New York Mellon and BNY Trust Company of Canada, as supplemented, amended and restated from time to time;

"BRPI Material Adverse Effect" has the meaning given to it under "The Combination — Combination Agreement — Material Adverse Effect";

"BRPI US Facilities" means all of the U.S. facilities of Brookfield Renewable that are not already owned by the Fund;

"BRPT" means Brookfield Renewable Power Trust;

"BRPT PPA" means the power purchase agreement effective July 2009 between BRPI and BRPT relating to the facilities owned by a subsidiary of BRPT, Great Lakes Power Limited;

"CanHoldco" means Brookfield BRP Holdings (Canada) Inc.;

"CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

"CDS" means CDS Clearing and Depository Services Inc.;

"Certificate" means the certificate of arrangement to be issued by the Director pursuant to section 183(2) of the OBCA in respect of the Articles of Arrangement;

"CFA" means a "controlled foreign affiliate" as defined in the Tax Act;

"Combination" means the strategic combination of all the assets of the Fund and BRPI Assets to be held by BREP, pursuant to the Arrangement, on the terms and conditions set forth in the Plan;

"Combination Agreement" means the combination agreement dated as of September 12, 2011 among BRPI, the Fund, BRPT and BREP as the same may be amended and/or restated from time to time in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

"Conflicts Policy" has the meaning given to it under "Related Party Transactions — Conflicts of Interest and Fiduciary Duties — Conflicts of Interest";

"Counsel" means Torys LLP, counsel to BRPI;

"Court" means the Ontario Superior Court of Justice;

"CRA" means the Canada Revenue Agency;

"DBRS" means DBRS Limited;

"Development Projects Agreement" means an agreement between CanHoldco and BRPI for reimbursement of expenses for projects in Canada and the United States;

"Director" means the Director appointed pursuant to Section 278 of the OBCA;

"Dissenting Non-Resident Preferred Shareholder" means a Non-Resident Preferred Shareholder who validly exercises Dissent Rights;

"Dissenting Non-Resident Unitholder" means a Non-Resident Unitholder who validly exercises Dissent Rights;

"Dissenting Resident Preferred Shareholder" means a Resident Preferred Shareholder who validly exercises Dissent Rights;

"Dissenting Resident Unitholder" means a Resident Unitholder who validly exercises Dissent Rights;

"Dissent Rights" means the right of a registered Securityholder to dissent to the applicable Arrangement Resolution and to demand to be paid the fair value of the Securities in respect of which the holder dissents, all in accordance with Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement;

"Dissenting Securityholder" means a Securityholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Securities in respect of which Dissent Rights are validly exercised by such Securityholder;

"DRIP" means BREP's distribution reinvestment plan;

"Effective Date" means the date shown on the Certificate giving effect to the Arrangement;

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the parties to the Combination Agreement agree to in writing before the Effective Date;

"Elected Amount" means the elected amounts for purposes of a Joint Tax Election, as determined by the Eligible Unitholder, subject to the limitations set out in subsection 97(2) of the Tax Act (or any applicable provincial tax legislation);

"Election Agent" means the agent appointed by the Managing General Partner to receive notifications from Eligible Unitholders of the intention to make a Joint Tax Election and to, among other things, receive and sign the prescribed Joint Tax Election forms on behalf of the Managing General Partner;

"Eligible Unitholder" means a Resident Unitholder who is not exempt from tax under Part I of the Tax Act or a Unitholder that is a "Canadian partnership" (as defined in the Tax Act) where one or more of its members is not exempt from such tax;

"Energy Revenue Agreement" has the meaning given to it under "Summary — Revenue Enhancing Agreements — Energy Revenue Agreement";

"Engagement Letter" means the engagement letter effective April 15, 2011 pursuant to which CIBC World Markets Inc. was engaged by the Fund to provide financial advice and assistance to the Fund and the Fund's Independent Committee, and to provide the Formal Valuation and Fairness Opinion;

"EPA" means Environmental Protection Agency (U.S.);

"Exchangeable Shares" means the 4,062,500 exchangeable shares of GLPHC held by BRPI, which can be exchanged for an aggregate of 4,062,500 Units pursuant to the Exchange and Voting Agreement;

"FAPI" means "foreign accrual property income" as defined in the Tax Act;

"FERC" means Federal Energy Regulatory Commission (U.S.);

"Final Order" means the final order of the Court pursuant to Section 182(5) of the OBCA approving the Arrangement, as such order may be amended by such Court (with the consent of BRPI and the Fund, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment shall be acceptable to BRPI and the Fund, each acting reasonably) on appeal;

"Finco" means BRP Finance ULC;

"Fixed Amount" has the meaning given to it under "The Combination — Combination Agreement — Ancillary Agreements — Energy Revenue Agreement";

"Foreign Tax Credit Generator Proposals" has the meaning given to it under "Certain Canadian Federal Income Tax Considerations — Holding and Disposing of LP Units — Holding LP Units — Computation of income or loss";

"Formal Valuation and Fairness Opinion" means the independent valuation and opinion as to whether the consideration to be received by Unitholders pursuant to the Combination Agreement is fair, from a financial point of view, to the Minority Unitholders, dated September 12, 2011, provided by CIBC World Markets Inc. for use by the Fund's Independent Committee in connection with the Combination, a copy of which is attached as Appendix G to this Information Circular;

"Fund" means Brookfield Renewable Power Fund, a limited purpose trust established under the laws of the Province of Québec, and where appropriate, includes is subsidiaries;

"Fund Entities" means, collectively, the Fund and BRPT;

"Fund Material Adverse Effect" has the meaning given to it under "The Combination — Combination Agreement — Material Adverse Effect";

"Fund's Annual Information Form" means the annual information form of the Fund dated March 30, 2011 in respect of the Fund's financial year ended December 31, 2010, incorporated by reference in this Information Circular;

"Fund's Independent Committee" means the independent committee formed by the Board of Trustees on March 29, 2011;

"GAAP" means generally accepted accounting principles in Canada as in effect from time to time;

"GLPHC" means Great Lakes Power Holding Corporation;

"GLPL PPA" means the power purchase agreement effective July 2009 between GLPT TOLL LP and Great Lakes Power Limited relating to the facilities owned by Great Lakes Power Limited;

"GWh" means gigawatt hours;

"Governing Body" in relation to an entity, means the board of directors or equivalent of such entity;

"Government of Canada Yield" on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Corporation, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years;

"Hatch Report" means the independent engineer's report prepared by Hatch Ltd. with respect to the BRPI Assets;

"Holding Entities" means Bermuda Holdco, CanHoldco and any direct wholly-owned subsidiary of BRELP created or acquired after the date of the Amended and Restated Limited Partnership Agreement of BRELP;

"HS&E" means health, safety and the environment;

"IFRS" means the International Financial Reporting Standards;

"Income Tax Act" or "Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"Independent Committee" means, collectively, the Fund's Independent Committee and the independent committee of the Board of Directors, unless the context otherwise requires, each of which comprised of André Bureau (Chairman), Dian Cohen, Pierre Dupuis, Kenneth W. Harrigan and Saul Shulman, all of whom are independent of BRPI;

"Ineligible Unitholders" means Unitholders with investment decisions made in a state or other jurisdiction in which BREP is not ultimately satisfied that all regulatory approvals have been received, who would otherwise receive LP Units in exchange for their Units;

"Information Circular" means this management information circular of the Fund and BRP Equity dated September 30, 2011, together with all appendices hereto, distributed to Unitholders and Preferred Shareholders in connection with the Meetings;

"Initial Fixed Rate Period" has the meaning given to it under "The Combination — Information for Preferred Shareholders — Existing Terms of Preferred Shares";

"Interim Order" means the interim order of the Court dated October 5, 2011 made pursuant to Section 182(5) of the OBCA providing for, among other things, the calling and holding of the Meetings, a copy of which order is attached as Appendix D to this Information Circular, as the same may be amended by the Court (with the consent of BRPI and the Fund, each acting reasonably);

"Intermediary" means, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans;

"IPCC" means Intergovernmental Panel on Climate Change;

"IRS" means the U.S. Internal Revenue Service;

"Joint Tax Election" means an election under subsection 97(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) made jointly by an Eligible Unitholder and the Managing General Partner on behalf of all of the members of BREP or the Managing General Partner's agent for this purpose, as the case may be;

"LP Unitholders" means limited partners of BREP, which are holders of LP Units;

"LP Units" means the non-voting limited partnership units in the capital of BREP;

"Management Agreement" means the management agreement between BRPT and BEMI dated October 6, 2005;

"Manager" means Brookfield Renewable Energy Group L.P., Brookfield Renewable Energy Group LLC and Brookfield Renewable Energy Group (Bermuda) Inc., and, unless the context otherwise requires, includes any other Affiliate of such entities that provides services to Brookfield Renewable pursuant to the Master Services Agreement or any other service agreement or arrangement;

"Managing General Partner" means 2288509 Ontario Inc., which serves as BREP's general partner;

"Market Price" means the volume weighted average of the trading price for the LP Units on the TSX for the five trading days immediately preceding the date the relevant distribution is paid by the Partnership;

"Master Services Agreement" means the master management and administration agreement to be entered into on the Effective Date, among the Service Recipients, the Manager and certain other Affiliates of Brookfield Asset Management who are party thereto;

"MD&A" means management's discussion and analysis;

"Meetings" means, collectively, the Preferred Shareholder Meeting and the Unitholder Meeting;

"Meeting Materials" means copies of the Notices, this Information Circular and the forms of proxy (or equivalent);

"MI 61-101" means Multilateral Instrument 61-101 — Protection of Minority Securityholders in Special Transactions;

"Minister" means the Minister of Finance (Canada);

"Minority Unitholders" means Unitholders other than BRPI or a "related party" (as defined under and in accordance with MI 61-101) of BRPI;

"Mississagi PPA" means the amended and restated master power purchase and sale agreement between Mississagi, Power Trust and BEM LP dated November 27, 2003;

"MRE" means the hydrological balancing pool administered by the government of Brazil;

"MW" means megawatts;

"MWh" means megawatt hours;

"NEOs" means Named Executive Officers;

"New Guarantees" has the meaning given to it under "The Combination — Information for Preferred Shareholders — Changes to Terms of Preferred Shares";

"NI-54-101" means National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer;

"Non-Registered Holder" means a Person that beneficially owns Securities that are owned but not held in a Securityholder's name;

"Non-Resident LP Unitholder" means any LP Unitholder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be resident in Canada and who does not use or hold and is not deemed to use or hold the LP Units acquired under the Arrangement in connection with a business carried on in Canada;

"Non-Resident Preferred Shareholder" means a Preferred Shareholder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold their Preferred Shares in connection with a business carried on in Canada;

"Non-Resident Securityholder" means a Securityholder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold their Securities in connection with a business carried on in Canada;

"Non-Resident Subsidiaries" means subsidiaries of BRELP that are not, and are not deemed to be, resident in Canada for purposes of the Tax Act;

"Non-Resident Unitholder" means a Unitholder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold their Units in connection with a business carried on in Canada;

"Non-U.S. Holder" means a beneficial owner of one or more Units, other than an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes, that receives LP Units in exchange for such Units pursuant to the Combination;

"Notice of Preferred Shareholder Meeting" means the Notice of Special Meeting of Preferred Shareholders which accompanies this Information Circular;

"Notice of Unitholder Meeting" means the Notice of Special Meeting of Unitholders which accompanies this Information Circular;

"Notices" means, collectively, the Notice of Preferred Shareholder Meeting and the Notice of Unitholder Meeting;

"Notification Deadline" means December 31, 2011;

"NYSE" means the New York Stock Exchange;

"OBCA" means the Business Corporations Act, R.S.O. 1990, c. B-16, as amended, including the regulations promulgated thereunder;

"Operating Entities" means the entities which, from time to time following the closing of the Arrangement, will directly or indirectly hold Brookfield Renewable's operations and will hold assets or operations that Brookfield

Renewable may acquire in the future which are not held by the Service Recipients, including any assets or operations held through joint ventures, partnerships and consortium arrangements;

"Partnership" or "our partnership" means Brookfield Renewable Energy Partners L.P.;

"Person" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"PFIC" means a passive foreign investment company;

"Plan" or "Plan of Arrangement" means the Plan of Arrangement attached as Appendix C to this Information Circular, and any amendments or variations thereto made in accordance with the Combination Agreement and the Plan of Arrangement or upon the direction of the Court in the Final Order (with the consent of BRPI and the Fund, each acting reasonably);

"Power Agency Agreements" has the meaning given to it under "Summary — Power Services Agreements — Power Agency Agreements";

"PPA" means a power purchase agreement;

"Preferred Shareholder" means a holder of Preferred Shares;

"Preferred Shareholder Meeting" means the special meeting of Preferred Shareholders to be held on November 10, 2011, and any adjournment(s) thereof, to consider and to vote on the Preferred Shareholder Resolution;

"Preferred Shareholder Resolution" means the special resolution in respect of the Arrangement, in the form attached as Appendix A to this Information Circular, to be voted upon by Preferred Shareholders at the Preferred Shareholder Meeting;

"Preferred Shares" means the Class A Preference Shares, Series 1 of BRP Equity;

"QEF election" means an election by a U.S. Holder to treat such U.S. Holder's share of BREP's interest in a PFIC as a "qualified electing fund";

"Qualifying Income Exception" has the meaning given to it under "Certain United States Federal Income Tax Considerations — Partnership Status of BREP and BRELP";

"Record Date" means the close of business on October 3, 2011;

"Redeemable Partnership Unit" means a unit of BRELP that has the rights of the Redemption-Exchange Mechanism;

"Redemption-Exchange Mechanism" means the mechanism by which Brookfield may request redemption of its limited partnership interests in BRELP in whole or in part in exchange for cash, subject to the right of BREP to acquire such interests (in lieu of such redemption) in exchange for LP Units;

"Registration Rights Agreement" means the registration rights agreement to be entered into on the Effective Date between BRPI and BREP;

"Relationship Agreement" means the relationship agreement to be entered into on the Effective Date by and among Brookfield Asset Management, BREP, the Manager, BRELP and others;

"REOP Proposals" means tax proposals released for public comment on October 31, 2003 by the Department of Finance (Canada) regarding the deductibility of interest and other expenses for purposes of the Tax Act;

"Resident LP Unitholder" means a Resident Unitholder who exchanges their Units for LP Units under the Arrangement;

"Resident Preferred Shareholder" means a Preferred Shareholder that is, for the purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, a resident of Canada;

"Resident Securityholder" means a Securityholder that is, for the purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, a resident of Canada;

"Resident Unitholder" means a Unitholder that is, for the purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, a resident of Canada;

"RIC" means a regulated investment company;

"RPS" means renewable portfolio standards;

"S&P" means Standard & Poor's Ratings Services;

"Securities" means a Unit or a Preferred Share;

"Securityholder" means a Unitholder or a Preferred Shareholder;

"Series 2 Shares" has the meaning given to it under "The Combination — Information for Preferred Shareholders — Existing Terms of Preferred Shares";

"Service Recipients" means BREP, BRELP, the Holding Entities and any other entity, at the option of the Holding Entities and the Operating Entities;

"SHPP" means a small hydro power plant, which is a category of hydro power facilities in Brazil with 30 MW of capacity or less;

"SIFT Rules" means the rules in the Tax Act applicable to a "SIFT trust" or "SIFT partnership", each as defined in the Tax Act, pursuant to which certain income and gains earned by a SIFT trust or SIFT partnership, will be subject to income tax at the trust or partnership level at a rate similar to a corporation and distributions or allocations of such income and gains to investors will be taxed as a dividend from a taxable Canadian corporation;

"Sole Trustee" means CIBC Mellon Trust Company, the sole trustee of the Fund;

"Subsequent Fixed Rate Period" has the meaning given to it under "The Combination — Information for Preferred Shareholders — Existing Terms of Preferred Shares";

"Tax Proposals" means all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister prior to the date hereof;

"Total Capitalization Value" means, in any quarter, the sum of (i) the fair market value of an LP Unit multiplied by the number of LP Units issued and outstanding on the last trading day of the quarter (assuming full conversion of any limited partnership interests held by any member of Brookfield in BRELP into LP Units), plus (ii) for each class or series of security of a Service Recipient (other than LP Units) issued to third parties, the fair market value of such security multiplied by the number of securities of such class or series issued and outstanding on the last trading day of the quarter (calculated on a fully-diluted basis), plus (iii) the principal amount of all debt not captured by paragraph (ii) owed by each Service Recipient (excluding for this purpose any Operating Entity) on the last trading day of the quarter to any person that is not an affiliate of a Service Recipient, which debt has recourse to any Service Recipient, less any amount of cash held by all Service Recipients (excluding for this purpose any Operating Entity) on such day;

"Transfer Agent" means CIBC Mellon Trust Company;

"Treasury Regulations" means the Treasury regulations promulgated under the U.S. Internal Revenue Code;

"Treaty" has the meaning given to it under "Certain Canadian Federal Income Tax Considerations — Holding and Disposing of LP Units — Holding LP Units — Computation of income or loss";

"Trust Indenture" means the trust indenture dated September 14, 1999, as amended and restated on October 27, 1999, and further amended on April 28, 2003 and May 13, 2011, pursuant to which the Fund was created, as the same may be amended or restated from time to time;

"TSX" means the Toronto Stock Exchange;

"Unitholder" means a holder of Units;

"Unitholder Meeting" means the special meeting of Unitholders to be held on November 18, 2011, and any adjournment(s) thereof, to consider and to vote on the Unitholder Resolution;

"Unitholder Resolution" means the special resolution in respect of the Arrangement, in the form attached as Appendix B to this Information Circular, to be voted upon by Unitholders at the Unitholder Meeting;

"Units" means trust units of the Fund;

"U.S. Holder" means a beneficial owner of one or more Units who receives LP Units in exchange for such Units pursuant to the Combination and who is for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) the primary supervision of which is subject to a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control, or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person;

"U.S. Internal Revenue Code" means the U.S. Internal Revenue Code of 1986, as amended;

"Voting Agreement" means a voting agreement to be entered into on the Effective Date by BREP and BRPI that provides BREP, through its Managing General Partner, with a number of voting rights, including the right to direct all eligible votes in the election of the directors of the BRELP General Partner;

"Voting Instruction Form" means a request for voting instructions, which will be given to Non-Registered Holders, in substitution for the proxy otherwise contained in the proxy related materials, which, when properly completed and signed by the Non-Registered Holder and returned to the intermediary, will constitute voting instructions which the intermediary must follow; and

"Wind Levelization Agreement" has the meaning given to it under "Related Party Transactions — Wind Levelization Agreement".

 CONSENT OF CIBC WORLD MARKETS INC.

        We refer to the formal valuation and fairness opinion of our firm dated September 12, 2011 (the "Formal Valuation and Fairness Opinion") forming part of the joint management information circular of Brookfield Renewable Power Fund and Brookfield Renewable Power Preferred Equity Inc. dated September 30, 2011 (the "Information Circular") which we prepared for the Independent Committee of the Board of Trustees of Brookfield Renewable Power Trust in connection with the Arrangement (as defined in the Information Circular). We hereby consent to the filing of the Formal Valuation and Fairness Opinion with the securities regulatory authorities in the provinces and territories of Canada and the inclusion of the Formal Valuation and Fairness Opinion, and all references thereto, in the Information Circular. Our Formal Valuation and Fairness Opinion was given as at September 12, 2011 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of Trustees of Brookfield Renewable Power Trust shall be entitled to rely upon the Formal Valuation and Fairness Opinion.

Toronto, Ontario September 30, 2011	(Signed) "CIBC World Markets Inc."

 AUDITORS' CONSENTS

        We have read the Information Circular of Brookfield Renewable Power Fund and Brookfield Renewable Power Preferred Equity Inc. dated September 30, 2011, relating to the plan of arrangement involving Brookfield Renewable Power Inc. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

        We consent to the use in the Information Circular of our report to the Directors of Brookfield Renewable Power Inc. on the combined financial statements of Brookfield renewable power division, a division of Brookfield Renewable Power Inc. which comprise the combined balance sheets as of December 31, 2010, December 31, 2009 and January 1, 2009 and combined statements of income (loss), comprehensive loss, changes in equity and cash flows for the years ended December 31, 2010 and December 31, 2009. Our report is dated September 29, 2011.

(Signed) "Deloitte & Touche LLP"
Toronto, Canada September 30, 2011	DELOITTE & TOUCHE LLP Chartered Accountants Licensed Public Accountants

        We have read the Information Circular of Brookfield Renewable Power Fund and Brookfield Renewable Power Preferred Equity Inc. dated September 30, 2011, relating to the plan of arrangement involving Brookfield Renewable Power Inc. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

        We consent to the use in the Information Circular (by way of incorporation by reference) of our report to the unitholders of Brookfield Renewable Power Fund on the consolidated balance sheets of Brookfield Renewable Power Fund as at December 31, 2010 and 2009, and the consolidated statements of unitholders' equity, income (loss), comprehensive income (loss), accumulated other comprehensive (loss) and cash flows for each of the years in the two year period ended December 31, 2010. Our report is dated February 16, 2011.

(Signed) "Deloitte & Touche LLP"
Ottawa, Canada September 30, 2011	DELOITTE & TOUCHE LLP Chartered Accountants Licensed Public Accountants

        We have read the Information Circular of Brookfield Renewable Power Fund and Brookfield Renewable Power Preferred Equity Inc. dated September 30, 2011, relating to the plan of arrangement involving Brookfield Renewable Power Inc. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

        We consent to the use in the Information Circular of our report to the general partner of Brookfield Renewable Energy Partners L.P. on the balance sheet of Brookfield Renewable Energy Partners L.P. as of August 31, 2011. Our report is dated September 30, 2011.

(Signed) "Ernst & Young LLP"
Toronto, Canada September 30, 2011	ERNST & YOUNG LLP Chartered Accountants Licensed Public Accountants

 APPENDIX A

PREFERRED SHAREHOLDER ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.
The arrangement (the "Arrangement") under Section 182 of the Business Corporations Act (Ontario) (the "OBCA"), as more particularly described and set forth in the management information circular (the "Circular") dated September 30, 2011 of Brookfield Renewable Power Fund (the "Fund") and Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the combination agreement (the "Combination Agreement") made as of September 12, 2011, between Brookfield Renewable Power Inc., the Fund, Brookfield Renewable Power Trust ("BRPT") and Brookfield Renewable Energy Partners L.P.), is hereby authorized, approved and adopted.

2.
The plan of arrangement (as it has been or may be amended, modified or supplemented in accordance with the Combination Agreement (the "Plan of Arrangement")), the full text of which is set out in Schedule C to the Combination Agreement, is hereby authorized, approved and adopted.

3.
The Combination Agreement and related transactions, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.
BRP Equity be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice to approve the Arrangement on the terms set forth in the Combination Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.
The amendments to the articles of incorporation of BRP Equity as necessary to facilitate the Arrangement, as provided in the Plan of Arrangement and as described in the Circular, be and are hereby authorized and approved.

6.
Notwithstanding that this resolution has been duly passed (and the Arrangement adopted) by the preferred shareholders of BRP Equity or that the Arrangement has been approved by the Ontario Superior Court of Justice, the board of directors of BRP Equity may, without notice to or approval of the preferred shareholders of BRP Equity (i) amend, modify or supplement the Plan Arrangement to the extent permitted by the Combination Agreement and (ii) subject to the terms of the Combination Agreement, not proceed with the Arrangement and related transactions.

7.
Any director or officer of BRP Equity is hereby authorized and directed, for and on behalf of BRP Equity, to execute and deliver for filing with the Director under the Canada Business Corporations Act articles of amendment and to execute or cause to be executed and to deliver or cause to be delivered such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Combination Agreement, such determination to be conclusively evidenced by the execution and delivery of any such documents.

8.
Any director or officer of BRP Equity is hereby authorized and directed, for and on behalf of BRP Equity, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

A-1

 APPENDIX B

UNITHOLDER ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.
The arrangement (the "Arrangement") under Section 182 of the Business Corporations Act (Ontario) (the "OBCA"), as more particularly described and set forth in the management information circular (the "Circular") dated September 30, 2011 of Brookfield Renewable Power Fund (the "Fund") and Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the combination agreement (the "Combination Agreement") made as of September 12, 2011, between Brookfield Renewable Power Inc. ("BRPI"), the Fund, Brookfield Renewable Power Trust ("BRPT") and Brookfield Renewable Energy Partners L.P. ("BREP")), including the issuance of approximately 156.4 million securities to BRPI, directly and indirectly (consisting of limited partnership units of BREP and Brookfield Renewable Energy L.P. ("BRELP") and general partner interests in BREP and BRELP but excluding the approximately 37.2 million securities to be issued to BRPI in consideration for its current 34% interest in the Fund), which equals approximately 144% of the number of outstanding trust units ("Units") of the Fund (on a fully exchanged basis), is hereby authorized, approved and adopted.

2.
The plan of arrangement (as it has been or may be amended, modified or supplemented in accordance with the Combination Agreement (the "Plan of Arrangement")), the full text of which is set out in Schedule C to the Combination Agreement, is hereby authorized, approved and adopted.

3.
The (i) Combination Agreement and related transactions, (ii) actions of the trustees of the Fund and BRPT in approving the Combination Agreement, and (iii) actions of the trustees, directors and officers of the Fund, BRPT, and Brookfield Energy Marketing Inc. ("BEMI") in executing and delivering the Combination Agreement for and on behalf of the Fund and BRPT, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.
The Fund and BRPT be and are hereby authorized to apply for a final order from the Ontario Superior Court of Justice to approve the Arrangement on the terms set forth in the Combination Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.
The amendments to the declarations of trust of each of the Fund and BRPT as necessary to facilitate the Arrangement and as provided in the Plan of Arrangement be and are hereby authorized and approved.

6.
Notwithstanding that this resolution has been duly passed (and the Arrangement adopted) by the holders of Units ("Unitholders") or that the Arrangement has been approved by the Ontario Superior Court of Justice, the board of trustees of BRPT may, without notice to or approval of the Unitholders, (i) amend, modify or supplement the Combination Agreement or the Plan Arrangement to the extent permitted by the Combination Agreement and (ii) subject to the terms of the Combination Agreement, not proceed with the Arrangement and related transactions.

7.
Any trustee, director or officer of the Fund, BRPT, or BEMI is hereby authorized and directed, for and on behalf of the Fund and BRPT, to execute or cause to be executed and to deliver or cause to be delivered such documents as are necessary or desirable to give effect to the Arrangement in accordance with the Combination Agreement, such determination to be conclusively evidenced by the execution and delivery of any such documents.

8.
Any trustee, director or officer of the Fund, BRPT, or BEMI is hereby authorized and directed, for and on behalf of the Fund and BRPT, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B-1

 APPENDIX C

FORM OF PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

INTERPRETATION

1.1   Definitions

        In this Plan of Arrangement, the following terms have the following meanings:

"Acquisition Note A" has the meaning ascribed to it under Section 2.2.10;

"Acquisition Note B" has the meaning ascribed to it under Section 2.2.10;

"Arrangement" means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 13.4 of the Combination Agreement or Article 5 of this Plan of Arrangement or made at the direction of the Court in the Final Order (with the consent of BRPI and the Fund, each acting reasonably);

"Arrangement Resolutions" means the Preferred Shareholder Arrangement Resolution and the Unitholder Arrangement Resolution;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement to be filed with the Director after the Final Order is made;

"BEM LP" means Brookfield Energy Marketing LP;

"Bermuda Holdco" means BRP Bermuda Holdings I Limited;

"Bond Assumption Note" has the meaning ascribed to it under Section 2.2.8;

"Bond Indenture" means the trust indenture dated December 16, 2004 between BRPI, BNY Trust Company of New York and BNY Trust Company of Canada, as supplemented, amended and restated from time to time;

"Bondholder Approval" means the approval by the holders of BRPI Bonds, in accordance with the Bond Indenture, of the completion of the following as at the Effective Time: (i) the assumption of the obligations of BRPI under the Bond Indenture and the BRPI Bonds by Finco; (ii) the substitution of Finco for BRPI as the issuer of the BRPI Bonds; (iii) the release of BRPI of all of its obligations under the BRPI Bonds and the Bond Indenture; and (iv) the amendment of the Bond Indenture to reflect the foregoing and certain additional changes;

"Book Entry System" has the meaning ascribed to it under Section 4.3;

"BRELP" means Brookfield Renewable Energy L.P.;

"BRELP Class A LP Units" means Class A limited partnership units of BRELP;

"BRELP RE LP Units" means redeemable partnership units of BRELP;

"BREP" means Brookfield Renewable Energy Partners L.P.;

"BREP LP Units" means limited partnership units of BREP;

"Brookfield" means Brookfield Asset Management Inc.;

"BPUSHA" means Brookfield Power US Holding America Co.;

"BRP Canada" means Brookfield BRP Canada Corp., formerly Highvale Power Corporation;

"BRP Equity" means Brookfield Renewable Power Preferred Equity Inc.;

"BRP Equity Preferred Shares" means the issued and outstanding Class A preference shares in the capital of BRP Equity;

"BRPI" means Brookfield Renewable Power Inc.;

"BRPI Bonds" means all outstanding bonds issued by BRPI pursuant to the Bond Indenture, namely the Series 3 Bonds, the Series 4 Bonds, the Series 6 Bonds and the Series 7 Bonds;

"BRPT" means Brookfield Renewable Power Trust;

"BRPT Indenture" means the trust agreement dated as of September 29, 1999, as amended on April 28, 2003, May 12, 2009 and on May 13, 2011, pursuant to which BRPT was created, as the same may be amended or restated from time to time;

"Business Day" means every day except a Saturday or Sunday, or a day which is a statutory or civic holiday in Bermuda, the Province of Ontario, or the State of New York;

"Canadian Assets" means the assets set forth on Appendix I to this Plan of Arrangement;

"Canadian Resident" means a resident of Canada for purposes of the Tax Act, and includes a partnership all of the members of which are Canadian Residents;

"CanHoldco" means Brookfield BRP Holdings (Canada) Inc.;

"CanHoldco Unit Note" has the meaning ascribed to it under Section 2.2.17;

"CanUSHoldco" means Brookfield BRP Holdings (US) Inc.;

"CBCA" means the Canada Business Corporations Act;

"CDS" means CDS Clearing and Depository Services Inc.;

"CDS Participant" has the meaning ascribed to it under Section 4.4;

"Certificate" means the certificate to be endorsed on the Articles of Arrangement by the Director pursuant to section 183(2) of the OBCA;

"Code" means the United States Internal Revenue Code of 1986;

"Combination Agreement" means the combination agreement dated as of September 12, 2011 between BRPI, the Fund, BRPT and BREP and the Disclosure Letter, as the same may be amended and/or restated from time to time in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

"Court" means the Ontario Superior Court of Justice (Commercial List);

"Director" means the Director appointed pursuant to Section 278 of the OBCA;

"Disclosure Letter" means the letter dated the date of the Combination Agreement from BRPI to the Fund and BRPT in respect of the representations, warranties and covenants of BRPI under the Combination Agreement;

"Dissent Rights" has the meaning ascribed to it under Section 3.1;

"Dissenting Securityholder" means a Securityholder who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Securities in respect of which Dissent Rights are validly exercised by such Securityholder;

"Effective Date" means the date shown on the Certificate giving effect to the Arrangement;

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

"Election Agent" means the agent appointed by BREP to receive notifications from Eligible Unitholders of their intention to make an election under subsection 97(2) of the Tax Act (and, where applicable, the analogous provisions of provincial or territorial income tax law) and to receive, sign and return the necessary prescribed election forms to former beneficial holders of Fund Units on behalf of the general partner of BREP as described in Section 2.4;

"Eligible Unitholder" has the meaning ascribed to it under Section 2.4;

"Energy Revenue Agreement" means the power purchase agreement between BEM LP and BPUSHA to be entered into on or before the Effective Date, substantially in the form attached to the Disclosure Letter;

"Final Order" means the final order of the Court pursuant to Section 182(5) of the OBCA approving the Arrangement, as such order may be amended by the Court (with the consent of BRPI and the Fund, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment shall be acceptable to BRPI and the Fund, each acting reasonably) on appeal;

"Final Tranche Units" has the meaning ascribed to it under Section 2.2.36;

"Final Unitholders" means the first 175 Unitholders that would be named on a list of Unitholders made in reverse rank order of number of Fund Units held who: (i) are not Canadian Residents; (ii) hold at least 100 Fund Units at the commencement of the Arrangement; and (iii) have not executed a trade in respect of their Fund Units on or before the disposition of their Fund Units pursuant to the Arrangement; provided that in determining such reverse rank order, if there are Unitholders that own the same number of Fund Units, those Unitholders will be ranked in alphabetical order;

"Finco" means BRP Finance ULC;

"Fund" means Brookfield Renewable Power Fund;

"Fund Units" means the issued and outstanding interests in the Fund, represented by trust units;

"GLPL" means Great Lakes Power Limited;

"GLPL Agreement Amendment" means the amendment to the agreement between BRPI and BRPT dated July 6, 2009, as amended on September 7, 2011, to be entered into on or before the Effective Date, substantially in the form attached to the Disclosure Letter;

"HB LP" means BRP Canada L.P.;

"Interim Order" means the interim order of the Court contemplated by Section 2.2 of the Combination Agreement and made pursuant to Section 182(5) of the OBCA providing for, among other things, the calling and holding of the Meetings, as the same may be amended by the Court (with the consent of BRPI and the Fund, each acting reasonably);

"Liens" means any hypothecations, mortgages, liens, charges, security interests, pledges, claims, encumbrances and adverse rights or other claims;

"Lux Holdco" means BRP Luxembourg Holdings I S.a. r.l.;

"Meetings" means the Preferred Shareholder Meeting and the Unitholder Meeting;

"MPT" means Mississagi Power Trust;

"MPT Master Power Purchase and Sale Agreement Amendment" means the amendment to the master power purchase and sale agreement between MPT and BEM LP dated November 27, 2003, as amended on July 6, 2009, to be entered into on or before the Effective Date, substantially in the form attached to the Disclosure Letter;

"New Luxco" means BRP Luxembourg Holdings II S.a. r.l.;

"Note A" has the meaning ascribed to it under Section 2.2.1;

"Note B" has the meaning ascribed to it under Section 2.2.3;

"Notification Deadline" has the meaning ascribed to it under Section 2.4;

"OBCA" means the Business Corporations Act (Ontario);

"Parties" means, collectively, BRPI, the Fund, BRPT and BREP and any other Person who may become a party to the Combination Agreement, and "Party" means any one of them;

"Penultimate Tranche Units" has the meaning ascribed to it under Section 2.2.32;

"Person" means any natural person, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), limited liability corporation, unlimited liability company, joint stock company, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted and pronouns have a similarly extended meaning;

"Plan of Arrangement" "hereof", "hereunder" and similar expressions means this plan of arrangement including the appendices hereto and any agreement or instrument supplementary or ancillary hereto and any amendments or variations hereto or thereto made in accordance with Section 13.4 of the Combination Agreement and Article 5 of this Plan of Arrangement or upon the direction of the Court in the Final Order (with the consent of BRPI and the Fund, each acting reasonably);

"Preferred Shareholder Approval" means the approval of the Preferred Shareholder Arrangement Resolution by at least two-thirds of the votes cast by Preferred Shareholders present in person or represented by proxy at the Preferred Shareholder Meeting;

"Preferred Shareholder Arrangement Resolution" means the special resolution approving the Arrangement to be considered at the Preferred Shareholder Meeting substantially in the form of Schedule A to the Combination Agreement;

"Preferred Shareholder Meeting" means the special meeting of Preferred Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Preferred Shareholder Arrangement Resolution;

"Preferred Shareholders" means the holders of BRP Equity Preferred Shares;

"Public Fund Units" has the meaning ascribed to it under Section 2.2.34;

"Resident Units" has the meaning ascribed to it under Section 2.2.30;

"Secured Note Indenture" means the amended and restated secured note indenture dated November 17, 1999 between BRPT and CIBC Mellon Trust Company, as amended on December 17, 2010, as the same may be supplemented, amended and restated from time to time;

"Secured Notes" means all outstanding secured notes that were issued by BRPT pursuant to the Secured Note Indenture;

"Security" means a Fund Unit or a BRP Equity Preferred Share;

"Securityholder" means a Unitholder or a Preferred Shareholder;

"Series 3 Bonds" means the 5.25% medium term notes, Series 3, due 2018, issued on November 1, 2006 pursuant to the second supplemental indenture relating to the Bond Indenture, dated October 27, 2006;

"Series 4 Bonds" means the 5.84% medium term notes, Series 4, due 2036, issued on November 1, 2006 pursuant to the second supplemental indenture relating to the Bond Indenture, dated October 27, 2006;

"Series 6 Bonds" means the 6.132% notes, Series 6, due 2016, issued on November 30, 2009 pursuant to the fourth supplemental indenture relating to the Bond Indenture, dated November 27, 2009;

"Series 7 Bonds" means the 5.14% medium term notes, Series 7, due 2020, issued on October 13, 2010 pursuant to the fifth supplemental indenture relating to the Bond Indenture, dated October 13, 2010;

"Tax Act" means the Income Tax Act (Canada);

"Toll LP" means GLPT Toll LP;

"Toll LP Agreement Amendment" means the amendment to the agreement between GLPL and Toll LP dated July 6, 2009, as amended on September 7, 2011, to be entered into on or before the Effective Date, substantially in the form attached to the Disclosure Letter;

"Transfer Agent" means CIBC Mellon Trust Company;

"Trust Indenture" means the trust indenture dated September 14, 1999, as amended and restated on October 27, 1999, and further amended on April 28, 2003 and May 13, 2011, pursuant to which the Fund was created, as the same may be amended or restated from time to time;

"Unitholder Arrangement Resolution" means the special resolution approving the Arrangement to be considered at the Unitholder Meeting substantially in the form of Schedule B to the Combination Agreement;

"Unitholder Meeting" means the special meeting of Unitholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Unitholder Arrangement Resolution; and

"Unitholders" means the holders of Fund Units.

1.2   Appendices

        The following appendices are annexed to this Plan of Arrangement and are incorporated by reference into this Plan of Arrangement and form a part thereof:

    Appendix I        —        Canadian Assets

1.3   Sections and Headings

        The division of this Plan of Arrangement into Articles and Sections and the inclusion of headings in this Plan of Arrangement are for convenience of reference only and will not affect the construction or interpretation hereof.

1.4   Interpretation

        In this Plan of Arrangement, unless the context otherwise requires:

  1.4.1    words importing the singular shall include the plural and vice versa, words importing gender shall include all genders or the neuter, and words importing the neuter shall include all genders;

  1.4.2    (i) the words "include", "includes", "including", or any variations thereof, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement; and (ii) the phrases "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning mean "the aggregate (or total or sum), without duplication, of";

  1.4.3    references to any Person include such Person's successors and permitted assigns;

  1.4.4    except as otherwise provided in this Plan of Arrangement, any reference in this Plan of Arrangement to a statute, regulation, policy, rule or instrument shall include, and shall be deemed to be a reference also to, all rules and regulations made under such statute, in the case of a statute, all amendments made to such statute, regulation, policy, rule or instrument and to any statute, regulation, policy, rule or instrument that may be passed which has the effect of supplementing or superseding the statute, regulation, policy, rule or instrument so referred to;

  1.4.5    except as otherwise provided in this Plan of Arrangement, any reference to this Plan of Arrangement or any other agreement, document or instrument shall be construed as a reference to this Plan of Arrangement or, as the case may be, such other agreement, document or instrument as the same may have been, or may from time to time be, amended, varied, replaced, amended and restated, supplemented or otherwise modified and will include all schedules to it;

  1.4.6    in the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day; and

  1.4.7    except where otherwise expressly provided, all references to dollars or to $ in this Plan of Arrangement are expressed in United States currency.

 ARTICLE 2

ARRANGEMENT

2.1   Binding Effect

        This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) BRPI; (ii) the Fund (including the trustee under the Trust Indenture); (iii) BRPT (including the trustees under the BRPT Indenture); (iv) BREP; (v) BRELP; (vi) MPT; (vii) BEM LP; (viii) GLPL; (ix) Toll LP; (x) BPUSHA; (xi) Finco; (xii) the holders of BRPI Bonds and all beneficial holders of BRPI Bonds; (xiii) the trustees under the Bond Indenture; (xiv) CanHoldco; (xv) Brookfield Power Brazil US LLC; (xvi) Bermuda Holdco; (xvii) CanUSHoldco; (xviii) Lux Holdco; (xix) HB LP; (xx) the trusts and partnerships owned by BRPT referred to in Section 2.2.20; (xxi) BRP Equity; (xxii) the security trustee under the guarantees in respect of the BRP Equity Preferred Shares; (xxiii) BRP Canada; (xxiv) all Securityholders and all beneficial owners of Securities; (xxv) the Transfer Agent; and (xxvi) the trustee under the Secured Note Indenture; provided however, that the steps that are specified to occur after the Effective Time shall be deemed to occur at the time and on the dates so specified herein.

2.2   Arrangement

        Commencing at the Effective Time, each of the following steps shall occur and shall be deemed to occur in the following order and where specified to occur at a specific time or subsequent date, at such time or date as specified, without any further act or formality except as otherwise provided herein:

  Stage 1 — Certain Pre-Conversion Reorganization Transactions, Including Transfer of Assets to CanHoldco

  2.2.1    BRPI will transfer for value Cdn$139 million to BRPT in exchange for an interest bearing demand promissory note in the amount of Cdn$139 million issued by BRPT to BRPI ("Note A");

  2.2.2    BRPT will transfer for value Cdn$139 million to MPT in exchange for units of MPT having a fair market value equal to Cdn$139 million;

  2.2.3    BRPI will transfer for value Cdn$153.3 million to BRPT in exchange for an interest bearing demand promissory note in the amount of Cdn$153.3 million issued by BRPT to BRPI ("Note B");

  2.2.4    The MPT Master Power Purchase and Sale Agreement Amendment will become effective and pursuant thereto MPT will transfer for value Cdn$139 million to BEM LP;

  2.2.5    The Toll LP Agreement Amendment will become effective and in respect of the additional payments to be made thereunder, GLPL will issue a subordinate non-interest bearing demand promissory note in the amount of Cdn$153.3 million to Toll LP;

  2.2.6    The GLPL Agreement Amendment will become effective and pursuant thereto BRPT will transfer for value Cdn$153.3 million to BRPI;

  2.2.7    The Energy Revenue Agreement will become effective;

  2.2.8    Finco will assume the obligations of BRPI under the Bond Indenture and the BRPI Bonds, including accrued interest, and as consideration therefor, BRPI will issue an interest-bearing demand promissory note in the amount of the United States dollar equivalent of Cdn$1.1 billion plus accrued interest (the "Bond Assumption Note") to Finco;

  2.2.9    Finco will transfer the Bond Assumption Note to CanHoldco in exchange for an interest bearing subordinated demand promissory note in the amount of Cdn$1.1 billion plus the accrued interest amount noted in step 2.2.8 issued by CanHoldco to Finco;

  2.2.10    BRPI will transfer:

    (i)
    all of its equity interests in New Luxco;

    (ii)
    all of its interests in the Canadian Assets;

    (iii)
    all of its equity interests in BRP Canada;

    (iv)
    Note A; and

    (v)
    Note B;

    to CanHoldco and as consideration therefor, CanHoldco will pay $2.993 billion to BRPI, payable as follows: (A) an interest bearing subordinated demand promissory note in the amount of the United States dollar equivalent of Cdn$1.1 billion plus the accrued interest amount noted in step 2.2.8 issued by CanHoldco to BRPI (the "Acquisition Note A"); (B) an interest bearing subordinated demand promissory note in the amount of $660 million issued by CanHoldco to BRPI (the "Acquisition Note B"); and (C) common shares of CanHoldco having a fair market value equal to the remainder;

  2.2.11    The obligations owing by BRPI to CanHoldco pursuant to the Bond Assumption Note and the obligations owing by CanHoldco to BRPI pursuant to the Acquisition Note A will be set-off and those notes will be cancelled;

  2.2.12    CanHoldco will transfer to CanUSHoldco all of its equity interests in New Luxco in exchange for common shares of CanUSHoldco having a fair market value equal to the fair market value of the equity interests in New Luxco;

  2.2.13    CanUSHoldco will transfer to Lux Holdco all of its equity interests in New Luxco in exchange for common shares of Lux Holdco having a fair market value equal to the fair market value of the equity interests in New Luxco;

  2.2.14    If the Bondholder Approval is obtained: (i) Finco will be substituted for BRPI as the issuer of the BRPI Bonds; (ii) BRPI will be released from all of its obligations under the BRPI Bonds and the Bond Indenture; (iii) CanHoldco, Bermuda Holdco, BREP and BRELP will guarantee the obligations of Finco under the Bond Indenture; and (iv) the amendment of the Bond Indenture to reflect the foregoing and certain additional changes will become effective;

  2.2.15    Brookfield Power Brazil US LLC will transfer for value $5 million to Bermuda Holdco in exchange for shares of Bermuda Holdco having a fair market value equal to $5 million;

  Stage 2 — Transfer of Assets to BRELP and Certain Pre-Conversion Steps

  Commencing at 12:01 a.m. (Toronto time) on the date that is two days after the date on which step 2.2.15 has been completed, each of the following steps shall occur in the following order except as otherwise provided herein:

  2.2.16    BEM LP will transfer to BRELP all of its equity interests in CanHoldco in exchange for BRELP RE LP Units having a fair market value equal to the fair market value of the equity interests in CanHoldco;

  2.2.17    BRPI will transfer to BRELP (i) all its equity interests in CanHoldco, and (ii) the Acquisition Note B, in exchange for the issuance by BRELP to BRPI of (A) a non-interest bearing convertible demand promissory note in the amount of $764 million ("CanHoldco Unit Note"), and (B) BRELP RE LP Units having a fair market value equal to the amount by which the fair market value of the equity interests in CanHoldco exceeds $764 million;

  2.2.18    BRPI will transfer to HB LP the CanHoldco Unit Note in exchange for limited partnership units of HB LP having a fair market value equal to $764 million;

  2.2.19    The CanHoldco Unit Note will be converted into $764 million of BRELP RE LP Units issued to HB LP;

  2.2.20    The limited partnership agreements of Carmichael Limited Partnership and GLPT Toll LP and the declarations of trust of MPT and GNE Trust will be amended in order to (i) provide for the allocation to BRPT of income or loss of those partnerships up to the occurrence of step 2.2.21, and (ii) permit the distribution to BRPT of undistributed income or capital gains from those trusts up to the occurrence of step 2.2.21;

  2.2.21    MPT and GNE Trust will distribute to BRPT any undistributed income and capital gains realized by those trusts in the current taxation year up to the occurrence of this step;

  2.2.22    The BRPT Indenture and the Trust Indenture will be amended to the extent necessary to facilitate the Arrangement as provided herein;

  2.2.23    If Preferred Shareholder Approval is obtained: (i) the articles of incorporation of BRP Equity with respect to the BRP Equity Preferred Shares will be amended to the extent necessary to facilitate the Arrangement; (ii) the existing guarantees of the Fund in respect of the BRP Equity Preferred Shares will be deemed to have been released; and (iii) new guarantees of BREP, BRELP, CanHoldco and Bermuda Holdco will be delivered in respect of the BRP Equity Preferred Shares;

  2.2.24    If Preferred Shareholder Approval is not obtained, on the dissolution of the Fund in step 2.2.41, all of the BRP Equity Preferred Shares will be redeemed in accordance with their terms without giving notice to and without the consent of the holders of BRP Equity Preferred Shares;

  2.2.25    The accrued and unpaid interest on any indebtedness of BRPT owed to the Fund (including the Secured Notes) will be paid to the Fund;

  2.2.26    BRPT will distribute any undistributed current year income and capital gains to the Fund;

  2.2.27    The Fund will distribute any undistributed current year income and capital gains to Unitholders;

  Stage 3 — Commencement of Fund Conversion

  Commencing at 4:30 p.m. (Toronto time) on the date on which step 2.2.27 has been completed, each of the following steps shall occur five minutes apart in the following order except as otherwise provided herein:

  2.2.28    The Secured Notes will be settled in consideration for the issuance of additional units of BRPT to the Fund having a fair market value equal to the principal amount of the Secured Notes;

  2.2.29    The Secured Note Indenture will be cancelled;

  2.2.30    Unitholders that are Canadian Residents, other than BRP Canada, will transfer all their Fund Units (the "Resident Units") to BREP in exchange for BREP LP Units on the basis of one BREP LP Unit for each Resident Unit so transferred; provided however, that this step 2.2.30 and step 2.2.31 will occur in one or more tranches as necessary so that the BREP LP Units will at no time derive more than 50% of their fair market value, directly or indirectly, from one or any combination of: (i) real or immovable property situated in Canada; (ii) Canadian resource properties; (iii) timber resource properties; and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii), whether or not the property exists (all within the meaning of the Tax Act);

  2.2.31    BREP will transfer the Resident Units acquired in Section 2.2.30 (if applicable, on a tranche-by-tranche basis as each tranche of Resident Units is acquired by BREP) to BRELP in exchange for BRELP Class A LP Units having a fair market value equal to the fair market value of the Resident Units (if applicable, to be issued on a tranche-by-tranche basis as each tranche of Resident Units is transferred from BREP to BRELP);

  Stage 4 — Completion of Fund Conversion

  Commencing at 12:01 a.m. (Toronto time) on the date following the date on which steps 2.2.30 and 2.2.31 have been completed, each of the following steps shall occur five minutes apart in the following order except as otherwise provided herein:

  2.2.32    Unitholders that are not Canadian Residents (other than the Final Unitholders) will transfer all their Fund Units (the "Penultimate Tranche Units") to BREP in exchange for BREP LP Units on the basis of one BREP LP Unit for each Penultimate Tranche Unit so transferred;

  2.2.33    BREP will transfer the Penultimate Tranche Units to BRELP in exchange for BRELP Class A LP Units having a fair market value equal to the fair market value of the Penultimate Tranche Units;

  2.2.34    BRELP will transfer the Resident Units and the Penultimate Tranche Units (collectively, the "Public Fund Units") to CanHoldco in exchange for common shares of CanHoldco having a fair market value equal to the fair market value of the Public Fund Units;

  2.2.35    CanHoldco will transfer the Public Fund Units to BRP Canada in exchange for common shares of BRP Canada having a fair market value equal to the fair market value of the Public Fund Units;

  2.2.36    The Final Unitholders will transfer all their Fund Units (the "Final Tranche Units") to BREP in exchange for BREP LP Units on the basis of one BREP LP Unit for each Final Tranche Unit so transferred;

  2.2.37    BREP will transfer the Final Tranche Units to BRELP in exchange for BRELP Class A LP Units having a fair market value equal to the fair market value of the Final Tranche Units;

  2.2.38    BRELP will transfer the Final Tranche Units to CanHoldco in exchange for common shares of CanHoldco having a fair market value equal to the fair market value of the Final Tranche Units;

  2.2.39    CanHoldco will transfer the Final Tranche Units to BRP Canada in exchange for common shares of BRP Canada having a fair market value equal to the fair market value of the Final Tranche Units;

  2.2.40    BRPT will be dissolved and its assets and liabilities shall be distributed to, or assumed by, the Fund; and

  2.2.41    The Fund will be dissolved and its assets and liabilities shall be distributed to, or assumed by, BRP Canada.

2.3   Issuance of BREP LP Units

        Upon the exchange of Fund Units for BREP LP Units pursuant to Section 2.2:

  2.3.1    Each former registered Unitholder (other than BRP Canada and Dissenting Securityholders that have properly exercised their Dissent Rights and who are ultimately entitled to be paid fair value for their Fund Units) shall cease to be the holder of the Fund Units so exchanged and the name of each such Unitholder shall be removed from the register of Unitholders; and

  2.3.2    Each such registered Unitholder shall become the holder of BREP LP Units exchanged for the Fund Units by such Unitholder and shall be added to the register of holders of BREP LP Units in respect thereof.

2.4   Tax Elections

        Each former beneficial owner of Fund Units who is a Canadian Resident (other than any such owner who is exempt from Part I tax under the Tax Act or, in the case of a Canadian Resident that is a partnership, other than a partnership all of the members of which are exempt from such tax) (an "Eligible Unitholder") and who has notified the general partner of BREP or its agent for this purpose (the "Election Agent") of its intention to make such election by sending an email notification to the following email address tax@brpfund.com or by telephone confirmation by calling (819) 561-8646 on or before December 31, 2011 (the "Notification Deadline") shall be entitled to make an income tax election pursuant to subsection 97(2) of the Tax Act (and, where applicable, the analogous provisions of provincial or territorial income tax law) with respect to the transfer of its Fund Units to BREP and receipt of the BREP LP Units by providing two signed copies of the necessary prescribed election form(s) to the general partner or the Election Agent, as the case may be, no later than February 29, 2012, duly completed with the required information concerning the former beneficial owner of Fund Units and the details of the number of Fund Units transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and applicable provincial or territorial income tax law), the forms will be signed by the general partner of BREP on behalf of all of the members of BREP or the Election Agent, as the case may be, and one copy thereof shall be returned to such former beneficial owner of Fund Units within 30 days after the receipt thereof by the general partner of BREP or the Election Agent, as the case may be, for filing with the Canada Revenue Agency (or the applicable provincial or territorial taxing authority) by such former beneficial owner. Neither the general partner of BREP nor the Election Agent, as the case may be, will be responsible for the proper completion of any election form and, except for the obligation to return (within 30 days after the receipt thereof by the general partner of BREP or the Election Agent, as the case may be) duly completed election forms which are received by the general partner of BREP or the Election Agent, as the case may be, on or before February 29, 2012, neither the general partner of BREP nor the Election Agent will be responsible for any taxes, interest or penalties resulting from the failure by a former beneficial owner of Fund Units to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial or territorial legislation). An Eligible Unitholder that is a trust will be required to file the completed election forms with the Canada Revenue Agency (or the applicable provincial or territorial taxing authority) within 90 days of the end of its taxation year in which the Arrangement is completed. Accordingly, such Eligible Unitholders should provide the election forms to the managing general partner of BREP or the Election Agent, as the case may be, sooner than February 29, 2012 in order to avoid late filing penalties.

ARTICLE 3

RIGHTS OF DISSENT

3.1   Rights of Dissent

        Registered Securityholders may exercise rights of dissent in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as though, in the case of Unitholders, their Fund Units were shares of a corporation governed by the CBCA, as modified by the Interim Order and this Section 3.1 ("Dissent Rights"); provided that, notwithstanding subsection 190(5) of the CBCA, the written objection referred to in subsection 190(5) of the CBCA to the Unitholder Arrangement Resolution or the Preferred Shareholder Arrangement Resolution must be received by the Fund or BRP Equity, as applicable, not later than 4:00 p.m. (Toronto time) on the Business Day preceding the applicable Meeting (or any adjournment or postponement thereof). Dissenting Securityholders who duly exercise their Dissent Rights and who:

  3.1.1    are ultimately determined to be entitled to be paid fair value for their Securities, shall be deemed to have transferred such Securities to BREP or BRP Equity, as the case may be, for cancellation as of the Effective Time, without any further act or formality and free and clear of any Liens; or

  3.1.2    are ultimately determined not to be entitled, for any reason, to be paid fair value for their Securities, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Securityholder on the basis determined in accordance with Section 2.2.

3.2   Recognition of Dissenting Securityholders

  3.2.1    In no circumstances shall the Fund, BRP Equity or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Securities in respect of which such rights are sought to be exercised.

  3.2.2    For greater certainty, in no case shall the Fund, BRP Equity or any other Person be required to recognize Dissenting Securityholders as holders of those Securities in respect of which Dissent Rights have been validly exercised after the Effective Time, and the names of such Dissenting Securityholders shall be removed from the registers of Securityholders with respect to those Securities for which they have validly exercised Dissent Rights at the Effective Time. In addition to any other restrictions under section 190 of the CBCA, Securityholders who vote or have instructed a proxyholder to vote such Securities in favour of the Unitholder Arrangement Resolution or Preferred Shareholder Arrangement Resolution, as applicable, shall not be entitled to exercise Dissent Rights (but only in respect of such Securities).

  3.2.3    Only registered Securityholders may dissent. Persons who are beneficial Securityholders registered in the name of a broker, custodian, nominee or intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Securities. All Securities are registered in the name of CDS & Co. and are held through the beneficial holders' brokers, custodians, nominees or intermediaries. Accordingly, a beneficial Securityholder who wishes to exercise his or her right of dissent must make arrangements for the Securities beneficially owned by that Securityholder to be registered in the name of the Securityholder prior to the time the written objection to the applicable Arrangement Resolution to be voted upon by the applicable Securityholders at the Unitholder Meeting or the Preferred Shareholder Meeting is required to be received by the Fund or BRP Equity, as the case may be, or, alternatively, make arrangements for the registered holder of such Securities to dissent on behalf of the Securityholder. In such case, the written objection should set forth the number of Securities covered by such written objection.

ARTICLE 4

OUTSTANDING CERTIFICATES

4.1
From and after the Effective Time, any certificates formerly representing Fund Units (other than those held by BRP Canada and Dissenting Securityholders that have properly exercised their Dissent Rights and who are ultimately entitled to be paid the fair value of the Fund Units represented by such certificates) that are not deposited shall represent only the right to receive BREP LP Units in respect thereof or, as to any certificates formerly representing Securities held by Dissenting Securityholders that have properly exercised their Dissent Rights and who are ultimately entitled to be paid the fair value of the Securities represented by such certificates, to receive the fair value of the Securities represented by such certificates.

4.2
If certificates formerly representing Fund Units have not been so deposited on or before the sixth anniversary of the Effective Date, such certificates shall cease to represent a right or claim of any kind or nature and the right of the Unitholder previously represented thereby to receive BREP LP Units shall be deemed to be surrendered to BREP together with all distributions thereon held for such holder.

4.3
Registration of interests in and transfers of the BREP LP Units will be made through a book-based system (the "Book Entry System") administered by CDS. On or about the Effective Date, BREP will deliver to CDS one or more certificates evidencing the aggregate number of BREP LP Units issued in connection with the Arrangement.

4.4
BREP LP Units may be purchased, transferred or surrendered for redemption through a participant in the CDS depository service (a "CDS Participant"). All rights of holders of BREP LP Units may be exercised through, and all payments or other property to which such holder is entitled, may be made or delivered by CDS or the CDS Participant through which the holder holds such BREP LP Units. Upon purchase of such BREP LP Units, the holders will receive only a customer confirmation from the registered dealer which is a CDS Participant and from or through which the BREP LP Units are purchased.

4.5
BREP may issue certificates representing BREP LP Units to one or more unitholders, where such issuances are warranted in the opinion of BREP. BREP also has the option to terminate registration of the BREP LP Units through the Book Entry System, in which case certificates for the BREP LP Units in fully registered form would be issued to beneficial owners of such BREP LP Units or their nominees.

4.6
If any certificate which immediately prior to the Effective Time represented an interest in outstanding Fund Units that were transferred pursuant to Section 2.2 hereof has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the registered holder thereof in the Fund Unit register shall, as a condition precedent to the receipt of any BREP LP Units to be issued to such Person, provide to BREP a bond, in form and substance satisfactory to BREP, or otherwise indemnify BREP to its satisfaction, in its sole and absolute discretion, against any claim that may be made against them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.7
The Fund, BREP and the Transfer Agent shall be entitled to deduct and withhold from any payment, dividend, distribution or consideration otherwise payable to any holder of Fund Units or BREP LP Units such amounts as the Fund, BREP or the Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act, the Code, or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Fund, BREP and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Fund, BREP or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Fund, BREP or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

4.8
Notwithstanding the foregoing, if it appears to BREP that it would be contrary to applicable law to issue BREP LP Units pursuant to the Arrangement to a Person that is not a resident of Canada or the United States, the BREP LP Units that otherwise would be issued to that Person will be issued to the Transfer Agent for sale by the Transfer Agent on behalf of that Person. The BREP LP Units so issued to the Transfer Agent will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Transfer Agent determines in its sole discretion. The Transfer Agent shall not be obligated to seek or obtain a minimum price for any of the BREP LP Units sold by it. Each such Person will receive a pro rata share of the cash proceeds from the sale of the BREP LP Units sold by the Transfer Agent (less commissions, other reasonable expenses incurred in connection with the sale of the BREP LP Units and any amount withheld in respect of taxes) in lieu of the BREP LP Units themselves. The net proceeds will be remitted in the same manner as other payments pursuant to this Article 4. None of the Fund, BREP or the Transfer Agent will be liable for any loss arising out of any such sales.

ARTICLE 5

AMENDMENTS

5.1
The Parties may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) approved by the Parties; and (iii) filed with the Court.

5.2
Any amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Time by the Parties (or, if following the Arrangement, BREP) without the approval of the Court or Securityholders, provided that it concerns a matter which, in the reasonable opinion of the Parties (or, if following the Arrangement, BREP), is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement or is not adverse to the financial or economic interests of any Securityholder.

5.3
Subject to Section 6.2, any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Parties at any time prior to or at the last to occur of the Meetings (provided that the other Parties shall have consented thereto, and provided further that any amendment, modification or supplement to this Plan of Arrangement proposed by the Parties shall not adversely affect the financial or economic interests of any Preferred Shareholder, if Preferred Shareholder Approval has been previously obtained, or any Unitholder, if Unitholder Approval has been previously obtained) with or without any other prior notice or communication to Securityholders, and if so proposed and accepted by the Persons voting at the applicable Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

5.4
Subject to Section 6.2, the Parties may amend, modify or supplement this Plan of Arrangement at any time and from time to time after the first to occur of the Meetings and prior to the Effective Time with the approval of the Court and, if and as required by the Court, after it is consented to by Securityholders voting in the manner directed by the Court.

ARTICLE 6

GENERAL

6.1
Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

6.2
If, prior to the Effective Date, any term or provision of this Plan of Arrangement is held by the Court to be invalid, void or unenforceable, the Court, at the request of any Party, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of this Plan of Arrangement shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alteration or interpretation.

6.3
This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any questions as to the interpretation or application of this Plan of Arrangement and all proceedings taken in connection with this Plan of Arrangement and its provisions shall be subject to the exclusive jurisdiction of the Court.

 APPENDIX I

CANADIAN ASSETS

2224405 Ontario Limited
2224406 Ontario Limited
2224409 Ontario Limited
6167047 Canada Limited
Beaver Power Corporation
Brookfield Power Services Inc.
Brookfield Power Wind Operations Inc.
Brookfield Power Wind Operations LP
Brookfield Renewable Power Development Inc.
Brookfield Renewable Power Development Limited Partnership
Brookfield Renewable Power (Thunder Mountain) Inc.
Chiiwedjin Shu Wind Energy Inc.
Coldwell Wind GP Inc.
Coldwell Wind Limited Partnership
Cranbrook Wind Limited Partnership
Great Lakes Exchange Corporation
Great Lakes Power Holding Corporation
Kwagis Power GP Inc.
Kwagis Power Limited Partnership
Lake Superior Power Limited Partnership
Lake Superior Power Inc.
Nimaasing Wind GP Inc.
Nimaasing Wind Limited Partnership
Valemount Hydro GP Inc.
Valemount Hydro Limited Partnership
Victor Wind Holding Corporation
Wa'as Hydro GP Inc.
Wa'as Power Limited Partnership

The exchange and voting agreement dated February 4, 2009 between Brookfield Renewable Power Inc., Brookfield Power Wind Corporation, Great Lakes Power Holding Corporation, Great Lakes Exchange Corporation, Great Lakes Hydro Income Fund, GLPT Power Holding Corporation and Great Lakes Power Trust, as assigned by Brookfield Power Wind Corporation to Brookfield Renewable Power Inc. pursuant to an assignment and assumption agreement dated as of December 14, 2010 between Brookfield Power Wind Corporation, Brookfield Renewable Power Inc., Great Lakes Power Holding Corporation, Great Lakes Exchange Corporation, Brookfield Renewable Power Fund, Brookfield Renewable Power Trust and GLPT Power Holding Corporation.

APPENDIX D INTERIM ORDER Court File No. CV-11-9400-00CL ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST THE HONOURABLE) WEDNESDAY, THE 5TH JUSTICE CAMPBELL) DAY OF OCTOBER, 2011 IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, c. B.16, AS AMENDED AND RULE 14.05 OF THE RULES OF CIVIL PROCEDURE AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING BROOKFIELD RENEWABLE POWER INC., BROOKFIELD RENEWABLE POWER PREFERRED EQUITY INC., BROOKFIELD RENEWABLE POWER FUND AND CERTAIN OTHER RELATED ENTITIES BROOKFIELD RENEWABLE POWER INC., BROOKFIELD RENEWABLE POWER PREFERRED EQUITY INC. and BROOKFIELD RENEWABLE POWER FUND Applicants ORDER THIS MOTION, made by the Applicants for an interim order for the advice and directions of this Honourable Court in connection with a plan of arrangement involving the Applicants pursuant to section 182(5) of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the “OBCA”), the Amended and Restated Trust Indenture of Brookfield Renewable Power Fund (the “Fund”) dated October 27, 1999, as further amended on April 28, 2003 and May 13, 2011 (the “Trust Indenture”), Rule 14.05 of the Rules of Civil Procedure, and section 60 of the Trustee Act, R.S.O. 1990, c. T-23, was heard this day at 330 University Avenue, Toronto, Ontario. ON READING the Notice of Motion, the Notice of Application issued on September 26, 2011 and the Affidavit of Edward C. Kress, sworn October 3, 2011 (the “Affidavit”) and the exhibits thereto, including the information circular (the “Bondholder Circular”) of Brookfield Renewable Power Inc. (“BRPI”) with respect to a meeting of the holders of BRPI medium-term notes (the “BRPI Bondholders”) to be held on October 25, 2011 attached as D-1

Exhibit “A” to the Affidavit, and the draft management information circular (the “Circular”) of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) and the Fund attached as Exhibit “B” to the Affidavit, and on hearing the submissions of counsel for the Applicants, THIS COURT ORDERS THAT Definitions 1. All definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein. Preferred Shareholder Meeting 2. BRP Equity is permitted to call, hold and conduct a special meeting (the “Preferred Shareholder Meeting”) of the holders of Class A preference shares of BRP Equity (the “Preferred Shareholders”) at 10:00 a.m. (Toronto time) on November 10, 2011 at the offices of Torys LLP at 79 Wellington Street West, Suite 3000, TD Centre, Toronto, Ontario, M5K 1N2, in order for the Preferred Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (the “Preferred Shareholder Resolution”). 3. The Preferred Shareholder Meeting shall be called, held and conducted in accordance with this Interim Order, the Circular, the notice of meeting of Preferred Shareholders which accompanies the Circular (the “Notice of Preferred Shareholder Meeting”), and applicable corporate and securities laws, subject to what may be provided hereafter and subject to further order of this Court. 4. The record date (the “Record Date”) for determination of the Preferred Shareholders entitled to notice of, and to vote at, the Preferred Shareholder Meeting shall be the close of business on October 3, 2011. 5. The only persons entitled to attend the Preferred Shareholder Meeting shall be: (a) the Preferred Shareholders or their respective proxy holders; (b) the directors, officers, auditors and advisors of BRP Equity; D-2

(c) the trustee, auditors and advisors of the Fund; (d) the officers, auditors and advisors of BRPI; and (e) other persons who may receive the permission of the Chair of the Preferred Shareholder Meeting. 6. BRP Equity may transact such other business at the Preferred Shareholder Meeting as is contemplated in the Circular, or as may otherwise be properly before the Preferred Shareholder Meeting. Unitholder Meeting 7. In accordance with section 7.2 of the Trust Indenture, the Fund is permitted to call, hold and conduct a special meeting (the “Unitholder Meeting”) of the holders of the trust units of the Fund (the “Unitholders”) at 10:00 a.m. (Toronto time) on November 18, 2011 at the Hockey Hall of Fame, Brookfield Place, 30 Yonge Street, Toronto, Ontario, M5E 1X8, in order for the Unitholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (the “Unitholder Resolution”). 8. The Unitholder Meeting shall be called, held and conducted in accordance with this Interim Order, the Circular, the Trust Indenture, the notice of meeting of Unitholders which accompanies the Circular (the “Notice of Unitholder Meeting”), and applicable securities laws, subject to what may be provided hereafter and subject to further order of this Court. 9. In accordance with section 7.6 of the Trust Indenture, the record date for determination of the Unitholders entitled to notice of, and to vote at, the Unitholder Meeting shall be the close of business on October 3, 2011 (the “Record Date”). 10. Subject to the Trust Indenture, the only persons entitled to attend the Unitholder Meeting shall be: (a) the Unitholders or their respective proxy holders; (b) the trustee, auditors and advisors of the Fund; (c) the directors, officers, auditors and advisors of BRP Equity; D-3

(d) the directors, officers, auditors and advisors of BRPI; and (e) other persons who may receive the permission of the Chair of the Unitholder Meeting. 11. Subject to compliance with the Trust Indenture, the Fund may transact such other business at the Unitholder Meeting as is contemplated in the Circular, or as may otherwise be properly before the Unitholder Meeting. Quorum for the Preferred Shareholder Meeting 12. Quorum for the Preferred Shareholder Meeting shall be that number of Preferred Shareholders holding a majority of the issued and outstanding Preferred Shares. Quorum for the Unitholder Meeting 13. In accordance with section 7.4 of the Trust Indenture, quorum for the Unitholder Meeting shall be not less than two individuals present, holding personally or representing as proxies not less than 10% of the total number of outstanding Units. Amendments to the Arrangement and Plan of Arrangement 14. BRPI, BRP Equity and the Fund are authorized to make, subject to the terms of the Combination Agreement, the Trust Indenture and paragraph 15, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as they may determine without any additional notice to BRPI Bondholders, Preferred Shareholders and Unitholders, or others entitled to receive notice under paragraphs 19 and 23 hereof, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to BRPI Bondholders at the Bondholder meeting, to Preferred Shareholders at the Preferred Shareholders Meeting and to Unitholders at the Unitholder Meeting and shall be the subject of the resolution regarding the Arrangement to be voted on at the BRPI Bondholder meeting, the Preferred Shareholder Resolution, and the Unitholder Resolution. Amendments, modifications or supplements may be made following the BRPI Bondholder meeting, Preferred Shareholder Meeting and the Unitholder Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement. D-4

15. If any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 14 above would, if disclosed, reasonably be expected to affect the decision of a Preferred Shareholder, a Unitholder or a BRPI Bondholder to vote for or against the Preferred Shareholder Resolution, the Unitholder Resolution, or the resolution to be approved by BRPI Bondholders in respect of the Arrangement, as the case may be, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as BRP Equity, the Fund and BRPI may determine. Amendments to the Circular 16. Subject to compliance with this Interim Order, the Combination Agreement and the Trust Indenture, BRP Equity and the Fund are authorized to make such amendments, revisions and/or supplements to the draft Circular as they may determine and the Circular, as so amended, revised and/or supplemented, shall be the Circular to be distributed in accordance with paragraphs 19 and 23. Adjournments and Postponements of the Preferred Shareholder Meeting 17. BRP Equity, if it deems advisable and subject to the terms of the Combination Agreement, is specifically authorized to adjourn or postpone the Preferred Shareholder Meeting on one or more occasions, without the necessity of first convening the Preferred Shareholder Meeting or first obtaining any vote of the Preferred Shareholders respecting the adjournment or postponement, and, notwithstanding the share conditions of the Preferred Shares, notice of any such adjournment or postponement shall be given by such method and in such time as BRP Equity may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Preferred Shareholder Meeting in respect of adjournments and postponements. D-5

Adjournments and Postponements of the Unitholder Meeting 18. The Fund, if it deems advisable and subject to the terms of the Combination Agreement and the Trust Indenture, is specifically authorized to adjourn or postpone the Unitholder Meeting on one or more occasions, without the necessity of first convening the Unitholder Meeting or first obtaining any vote of the Unitholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as the Fund may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Unitholder Meeting in respect of adjournments and postponements. Notice of the Preferred Shareholder Meeting 19. In order to effect notice of the Preferred Shareholder Meeting, BRP Equity shall send the Circular (including the Notice of Application, this Interim Order, the Notice of Preferred Shareholder Meeting and the Notice of Unitholder Meeting), and the forms of proxy, along with such amendments or additional documents as BRP Equity may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), to the following: (a) the registered Preferred Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Preferred Shareholder Meeting but not more than fifty (50) days prior to the date of the Preferred Shareholder Meeting, excluding the date of sending and the date of the Preferred Shareholder Meeting, by one or more of the following methods: (i) by prepaid ordinary mail or first class mail at the addresses of the Preferred Shareholders as they appear on the books and records of BRP Equity, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of BRP Equity; (ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or D-6

(iii) by facsimile or electronic transmission to any Preferred Shareholder who is identified to the satisfaction of BRP Equity who requests such transmission in writing and, if required by BRP Equity, who is prepared to pay the charges for such transmission; (b) non-registered Preferred Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; (c) in the case of the directors and auditors of BRP Equity, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail, by facsimile or by electronic transmission, at least twenty-one (21) days prior to the date of the Preferred Shareholder Meeting but not more than fifty (50) days prior to the date of the Preferred Shareholder Meeting, excluding the date of sending and the date of the Preferred Shareholder Meeting. Compliance with this paragraph shall constitute sufficient notice of the Preferred Shareholder Meeting. 20. Accidental failure or omission by BRP Equity to give notice of the Preferred Shareholder Meeting or to distribute the Meeting Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of BRP Equity, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Preferred Shareholder Meeting. If any such failure or omission is brought to the attention of BRP Equity, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. 21. Subject to the terms of this Interim Order and the Combination Agreement, BRP Equity is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials as BRP Equity may determine (“Additional Information”), and notice of such Additional Information may, subject to paragraph 19 above, be distributed by press D-7 release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as BRP Equity may determine. 22. Distribution of the Meeting Materials pursuant to paragraph 19 of this Interim Order shall constitute notice of the Preferred Shareholder Meeting and good and sufficient service of the within Application upon the persons described in paragraph 19 and those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Preferred Shareholder Meeting to such persons or to any other persons, except to the extent required by paragraph 19, above. Notice of the Unitholder Meeting 23. In accordance with section 7.3 of the Trust Indenture, in order to effect notice of the Unitholder Meeting, the Fund shall send the Meeting Materials to the following: (a) the registered Unitholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Unitholder Meeting but not more than fifty (50) days prior to the date of the Unitholder Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods: (i) by prepaid ordinary mail or first class mail at the addresses of the Unitholders as they appear on the books and records of the Fund, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of the Fund; (ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or (iii) by facsimile or electronic transmission to any Unitholder, who is identified to the satisfaction of the Fund, who requests such transmission in writing and, if required by the Fund, who is prepared to pay the charges for such transmission; D-8

(b) non-registered Unitholders by providing sufficient copies of the Unitholder Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; (c) in the case of the trustee and auditors of the Fund by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail, by facsimile or by electronic transmission, at least twenty-one (21) days prior to the date of the Unitholder Meeting but not more than fifty (50) days prior to the date of the Unitholder Meeting, excluding the date of sending and the date of the Unitholder Meeting. Compliance with this paragraph shall constitute sufficient notice of the Unitholder Meeting. 24. Accidental failure or omission by the Fund to give notice of the Unitholder Meeting or to distribute the Meeting Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of the Fund, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Unitholder Meeting, in accordance with section 14.2 of the Trust Indenture. If any such failure or omission is brought to the attention of the Fund, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. 25. Subject to the terms of this Interim Order and the Combination Agreement, and subject to compliance with the Trust Indenture, the Fund is hereby authorized to provide Additional Information to Unitholders, and notice of such Additional Information may, subject to paragraph 23 above, be distributed by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as the Fund may determine. 26. Distribution of the Meeting Materials pursuant to paragraph 23 of this Interim Order, and made in compliance with section 7.3 of the Trust Indenture, shall constitute notice of the Unitholder Meeting and good and sufficient service of the within Application upon the D-9 persons described in paragraph 23 and those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Unitholder Meeting to such persons or to any other persons, except to the extent required by paragraph 23, above. Notice to BRPI Bondholders 27. The delivery of the Bondholder Circular, containing the Notice of Application, and the posting of the Interim Order to SEDAR in the manner described in the Bondholder Circular, shall constitute good and sufficient service of the within Application upon the BRPI Bondholders. No other form of service of the Notice of Application and Interim Order in respect of these proceedings to the BRPI Bondholders is required, and the BRPI Bondholders will be bound by any orders made on the within Application. Solicitation and Revocation of Proxies 28. BRP Equity is authorized to use proxies substantially in the form of the draft accompanying the Circular, with such amendments and additional information as BRP Equity may determine are necessary or desirable, subject to the terms of the Combination Agreement. BRP Equity is authorized, at its expense, to solicit proxies, directly or through its administrator, officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. BRP Equity may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Preferred Shareholders, if BRP Equity deems it advisable to do so. 29. Preferred Shareholders shall be entitled to revoke their proxies in accordance with section 148(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (“the CBCA”) (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s.148(4)(a)(i) of the CBCA: (a) may be deposited at the registered office of BRP Equity or with the transfer agent of BRP Equity as set out in the Circular; and (b) any such instruments must be received by BRP Equity or its transfer D-10 agent not later than 4:00 p.m. (Toronto time) on the business day immediately preceding the Preferred Shareholder Meeting (or any adjournment or postponement thereof). 30. In accordance with section 7.7 of the Trust Indenture, the Fund is authorized to use proxies substantially in the form of the draft accompanying the Circular, with such amendments and additional information as the Fund may determine are necessary or desirable, subject to the terms of the Combination Agreement. The Fund is authorized, at its expense, to solicit proxies, directly or through its administrator, officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. The Fund may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Unitholders, if the Fund deems it advisable to do so. 31. Unitholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s.148(4)(a)(i) of the CBCA: (a) may be deposited with the transfer agent of the Fund as set out in the Circular; and (b) any such instruments must be received by the transfer agent not later than 4:00 p.m. (Toronto time) on the business day immediately preceding the Unitholder Meeting (or any adjournment or postponement thereof). Voting at the Preferred Shareholder Meeting 32. The only persons entitled to vote in person or by proxy on the Preferred Shareholder Resolution, or such other business as may be properly brought before the Preferred Shareholder Meeting, shall be those Preferred Shareholders who hold Preferred Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Preferred Shareholder Resolution. 33. Votes shall be taken at the Preferred Shareholder Meeting on the basis of one vote in respect of each $25 of issue price. The Preferred Shareholder Resolution must be passed, with or without variation, at the Preferred Shareholder Meeting by an affirmative vote of not D-11 less than two-thirds (662/3%) of the votes cast in respect of the Preferred Shareholder Resolution at the Preferred Shareholder Meeting in person or by proxy by Preferred Shareholders. Such votes shall be sufficient to authorize BRP Equity to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by Preferred Shareholders, subject only to final approval of the Arrangement by this Honourable Court. 34. In respect of matters properly brought before the Preferred Shareholder Meeting pertaining to items of business affecting BRP Equity (other than in respect of the Preferred Shareholder Resolution), each Preferred Shareholder is entitled to one vote in respect of each $25 of issue price. Voting at the Unitholder Meeting 35. In accordance with section 7.6 of the Trust Indenture, the only persons entitled to vote in person or by proxy on the Unitholder Arrangement Resolution, or such other business as may be properly brought before the Unitholder Meeting, shall be those Unitholders who hold trust units of the Fund as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Unitholder Arrangement Resolution. 36. In accordance with sections 1.1, 4.7, 7.5, 11 and Schedule 4.7(b) of the Trust Indenture, votes shall be taken at the Unitholder Meeting on the basis of one vote per Unit. The Unitholder Resolution must be passed, with or without variation, at the Unitholder Meeting by an affirmative vote of not less than two-thirds (662/3%) of the votes cast in respect of the Unitholder Resolution at the Unitholder Meeting in person or by proxy by Unitholders, and by a majority of the votes cast in respect of the Unitholder Resolution at the Unitholder Meeting in person or by proxy by Minority Unitholders (as defined in the Circular). Such votes shall be sufficient to authorize the Fund to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further D-12 approval by Unitholders, subject only to final approval of the Arrangement by this IHonourable Court. 37. In respect of matters properly brought before the Unitholder Meeting pertaining to items of business affecting the Fund (other than in respect of the Unitholder Resolution), in accordance with section 7.5 of the Trust Indenture, each Unitholder is entitled to one vote for each Unit held. Dissent Rights 38. Preferred Shareholders shall be entitled to dissent in respect of the Preferred Shareholder Resolution in accordance with the terms of section 190 of the CBCA as modified by the Plan of Arrangement and the Interim Order. Notices of dissent must be delivered to BRP Equity by 4:00 p.m. (Toronto time) on the last business day immediately preceding the date of the Preferred Shareholder Meeting or any adjournment thereof. 39. Unitholders shall be entitled to dissent in respect of the Unitholder Resolution in accordance with the terms of section 190 of the CBCA as though Units were shares of a corporation governed by the CBCA, as modified by the Plan of Arrangement and the Interim Order. Notices of dissent must be delivered to the Fund by 4:00 p.m. on the last business day immediately preceding the date of the Preferred Shareholder Meeting or any adjournment thereof. Hearing of Application for Approval of the Arrangement 40. Upon approval of the Plan of Arrangement by Unitholders in the manner set forth in this Interim Order, the Applicants may apply to this Honourable Court for final approval of the Arrangement. 41. Distribution of the Notice of Application in the Bondholder Circular and distribution of the Notice of Application and Interim Order in the Circular, when sent in accordance with paragraphs 19, 23 and 27, shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 42. D-13

42. Any Notice of Appearance served in response to the Notice of Application, and a copy of any materials to be used to oppose the Application shall be served on the solicitors for the Applicants, as soon as reasonably practicable and, in any event, no less than five (5) days before the hearing of this Application at the following address: Torys LLP Suite 3000 Box 270, TD Centre 79 Wellington Street W. Toronto, ON M5K 1N2 Attention: Linda M. Plumpton 43. Subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be: (a) BRPI and its solicitors; (b) BRP Equity and its solicitors; (c) the Fund and its solicitors; and (d) any person who has delivered a Notice of Appearance in accordance with the Notice of Application, the Rules of Civil Procedure and this Interim Order. 44. Any materials to be filed by the Applicants in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court. 45. In the event the within Application for final approval does not proceed on the date set forth in the Notice of Application (November 22, 2011), and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 42 shall be entitled to be given notice of the adjourned date. Precedence; Variance 46. To the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the trust units, or the Trust Indenture of the Fund, this Interim Order shall govern. D-14

47. The Applicants shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct. Extra-Territorial Assistance 48. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order. . ENTERED AT / HIS OF A TORONTO ON LOOK NO. LE / DANS LE REGISTRE NO.: OCT 05 2011 PER/PAR:

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO), R.S.0. 1990, c. B.16, AS AMENDED AND RULE 14.05 OF THE RULES OF CIVIL PROCEDURE Court File No: CV-11-9400-00CL AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING BROOKFIELD RENEWABLE POWER INC. et al. ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST Proceeding commenced at Toronto ORDER Torys LLP Suite 3000 79 Wellington St. W. Box 270, TD Centre Toronto, Ontario M5K 1N2 Canada Linda M. Plumpton  LSUC#: 34800A Tel: 416.865.8193 Alexander Smith LSUC#: 57578L Tel: 416.865.8142 Fax: 416.865.7380 Lawyers for the Applicants D-16

APPENDIX E NOTICE OF APPLICATION Court File No.CU-11-9400-00CC ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO), R.S.0. 1990, c. B.16, AS AMENDED AND RULE 14.05 OF THE RULES OF CIVIL PROCEDURE AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING BROOKFIELD RENEWABLE POWER INC., BROOKFIELD RENEWABLE POWER PREFERRED EQUITY INC., BROOKFIELD RENEWABLE POWER FUND, AND CERTAIN OTHER RELATED ENTITIES BROOKFIELD RENEWABLE POWER INC., BROOKFIELD RENEWABLE POWER PREFERRED EQUITY INC. and BROOKFIELD RENEWABLE POWER FUND Applicants NOTICE OF APPLICATION TO THE RESPONDENTS: A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicants. The claim made by the applicants appears on the following page. THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on November 22, 2011 at 10:00 a.m. or as soon after that time as the Application may be heard at 330 University Avenue, Toronto, Ontario. IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicants’ lawyer or, where the applicants do not have a lawyer, serve it on the applicants, and file it, with proof of service, in this court office at least five days before the hearing, and you or your lawyer must appear at the hearing. IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicants’ lawyer or, where the applicants do not have a lawyer, serve it on the applicants, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least five days before the hearing. E-1

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE. Date September 26, 2011 Issued by Local registrar Address of 330 University Avenue court office 7th Floor Toronto, Ontario M5G 1E6 Giuseppe Dipietro Registrar TO; Holders of Series 3, Series 4, Series 6 and Series 7 Bonds of Brookfield Renewable Power Inc. AND TO: The Indenture Trustees of Brookfield Renewable Power Inc. Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario AND TO: The Directors and Auditors of Brookfield Renewable Power Inc. in care of Brookfield Renewable Power Inc. Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario AND TO: The Preferred Shareholders of Brookfield Renewable Power Preferred Equity Inc. AND TO: The Directors and Auditors of Brookfield Renewable Power Preferred Equity Inc. in care of Brookfield Renewable Power Preferred Equity Inc. Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario AND TO: The Unitholders of Brookfield Renewable Power Fund AND TO: The Trustee and Auditors of Brookfield Renewable Power Fund in care of Brookfield Renewable Power Fund 480 de la Cite Boulevard, Gatineau, Québec E-2

APPLICATION 1. The Applicants make application for: (a) an order approving the arrangement involving the Applicants under section 182(5) of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the “OBCA”) (the “Arrangement”); (b) the advice and directions of this Honourable Court pursuant to section 182(5) of the OBCA, the Amended and Restated Trust Indenture of Brookfield Renewable Power Fund, dated October 27, 1999, as further amended on April 28, 2003 and May 13, 2011, rule 14.05 of the Rules of Civil Procedure, and section 60 of the Trustee Act, R.S.O. 1990, c. T-23, with respect to the calling, holding and conducting of a special meeting of the holders of preferred shares of Brookfield Renewable Power Preferred Equity Inc., and a special meeting of the holders of trust units of Brookfield Renewable Power Fund, to consider and vote upon, among other things, the Arrangement; and (c) such further and other relief as this Honourable Court deems just. 2. The grounds for the application are: (a) Brookfield Renewable Power Inc. (“BRPI”) is a company incorporated under the OBCA. BRPI owns and manages a portfolio of renewable power generating facilities and other infrastructure assets. BRPI has outstanding, among other securities, notes with an aggregate principal amount of C$1.1 billion issued to the public; (b) Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) is a company incorporated under the provisions of the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended. All the common shares of BRP Equity are owned indirectly by Brookfield Renewable Power Fund. BRP Equity also has outstanding Class A Preference Shares, Series 1 (the “Preferred Shares”) issued to the public and which trade on the Toronto Stock Exchange (“TSX”); E-3

(c) Brookfield Renewable Power Fund (the “Fund”) is an unincorporated, open-ended trust established on September 14, 1999 pursuant to a trust agreement, subsequently amended and restated. The Fund owns renewable power generating facilities which are managed by BRPI. The Fund has outstanding trust units which trade on the TSX, approximately 34% (on a fully exchanged basis) of which are owned by BRPI and the remaining approximately 66% are held by the public; (d) the proposed Arrangement involves the strategic combination of all the renewable power assets of BRPI and the Fund to create a global publicly traded partnership called Brookfield Renewable Energy Partners L.P.; (e) the proposed Arrangement is an “arrangement” as defined in section 182(1) of the OBCA; (f) all preconditions to the approval of the Arrangement by the Court, including all statutory requirements under the OBCA, have been fulfilled or will be fulfilled by the date of the return of this Application; (g) the Arrangement is put forward in good faith and is fair and reasonable; (h) if the Arrangement is approved, the Applicants intend to rely on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, as set forth in Section 3(a)(10) thereof in respect of any securities to be issued under the Arrangement; (i) section 182 of the OBCA; (j) Rules 14.05(1), 14.05(2), 14.05(3), 17.02 and 38 of the Rules of Civil Procedure; and (k) such further and other grounds as counsel may advise and this Honourable Court may permit. 3. The following documentary evidence will be used at the hearing of the application: (a) this Notice of Application; (b) such Interim Order as may be granted by this Honourable Court; E-4

(c) affidavit evidence to be sworn on behalf of the Applicants, with exhibits thereto; (d) further affidavit evidence to be sworn on behalf of the Applicants reporting (i) as to the calling and conduct of the meeting of holders (the “Bondholders”) of the Series 3, Series 4, Series 6 and Series 7 medium term notes issued by BRPI (the “Bonds”) in accordance with the terms of the indenture pursuant to which the Bonds were issued, and the results of the Bondholders vote upon a special resolution approving the Arrangement, and (ii) as to the meetings of Preferred Shareholders and Unitholders conducted pursuant to the Interim Order and the results of those meetings; and (e) such further and other material as counsel may advise and this Honourable Court may permit. Notice of this Application to Bondholders, Unitholders and Preferred Shareholders outside Ontario is given pursuant to Rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure, and the terms of any interim order for advice and directions granted by this Honourable Court. September 26, 2011 Torys LLP Suite 3000 79 Wellington St. W. Box 270, TD Centre Toronto, Ontario M5K 1N2 Canada Fax: 416.865.7380 Linda M. Plumpton (LSUC#: 34800A) Tel: 416.865.8193 Alexander C.W. Smith (LSUC #: 57578L) Tel: 416.865.8142 Lawyers for the Applicants E-5

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, c. B.16, AS AMENDED AND RULE 14.05 OF THE RULES OF CIVIL PROCEDURE Court File No: CV-11-9400-00CL  AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING BROOKFIELD RENEWABLE POWER PREFERRED INC. et al. ONTARIO SUPERIOR. COURT OF JUSTICE COMMERCIAL LIST Proceeding commenced at Toronto NOTICE OF APPLICATION Torys LLP Suite 3000 79 Wellington St. W. Box 270, TD Centre Toronto, Ontario M5K 1N2 Canada Fax: 416.865.7380 Linda M. Plumpton (LSUC#: 34800A) Tel: 416.865.8193 Alexander C.W. Smith (LSUC #: 57578L) Tel: 416.865.8142 Lawyers for the Applicants E-6

APPENDIX F

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

1.     Right to dissent — s.190(1)

  (1)
  Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

  (i)
  amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

  (ii)
  amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

  (iii)
  amalgamate otherwise than under section 184;

  (iv)
  be continued under section 188;

  (v)
  sell, lease or exchange all or substantially all its property under subsection 189(3); or

  (vi)
  carry out a going-private transaction or a squeeze-out transaction.

2.     Further right — s.190(2)

  (2)
  A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

3.     If one class of shares — s.190(2.1)

  (2.1)
  The right to dissent described in subsection 2(2) applies even if there is only one class of shares.

4.     Payment for shares — s.190(3)

  (3)
  In addition to any other right the shareholder may have, but subject to subsection 27(26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

5.     No partial dissent — s.190(4)

  (4)
  A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

6.     Objection — s.190(5)

  (5)
  A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection 1(1) or 2(2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

7.     Notice of resolution — s.190(6)

  (6)
  The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection 6(5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

8.     Demand for payment — s.190(7)

  (7)
  A dissenting shareholder shall, within twenty days after receiving a notice under subsection 7(6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

  (i)
  the shareholder's name and address;

  (ii)
  the number and class of shares in respect of which the shareholder dissents; and

  (iii)
  a demand for payment of the fair value of such shares.

9.     Share certificate — s.190(8)

  (8)
  A dissenting shareholder shall, within thirty days after sending a notice under subsection 8(7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

10.   Forfeiture — s.190(9)

  (9)
  A dissenting shareholder who fails to comply with subsection 9(8) has no right to make a claim under this section.

11.   Endorsing certificate — s.190(10)

  (10)
  A corporation or its transfer agent shall endorse on any share certificate received under subsection 9(8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

12.   Suspension of rights — s.190(11)

  (11)
  On sending a notice under subsection 8(7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

  (i)
  the shareholder withdraws that notice before the corporation makes an offer under subsection 13(12),

  (ii)
  the corporation fails to make an offer in accordance with subsection 13(12) and the shareholder withdraws the notice, or

  (iii)
  the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

13.   Offer to pay — s.190(12)

  (12)
  A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection 8(7), send to each dissenting shareholder who has sent such notice

  (i)
  a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

  (ii)
  if subsection 27(26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

14.   Same terms — s.190(13)

  (13)
  Every offer made under subsection 13(12) for shares of the same class or series shall be on the same terms.

15.   Payment — s.190(14)

  (14)
  Subject to subsection27(26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection 13(12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

16.   Corporation may apply to court — s.190(15)

  (15)
  Where a corporation fails to make an offer under subsection13(12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

17.   Shareholder application to court — s.190(16)

  (16)
  If a corporation fails to apply to a court under subsection 16(15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

18.   Venue — s.190(17)

  (17)
  An application under subsection 16(15) or 17(16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

19.   No security for costs — s.190(18)

  (18)
  A dissenting shareholder is not required to give security for costs in an application made under subsection 16(15) or (16).

20.   Parties — s.190(19)

  (19)
  On an application to a court under subsection 16(15) or 17(16),

  (i)
  all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

  (ii)
  the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

21.   Powers of court — s.190(20)

  (20)
  On an application to a court under subsection 16(15) or 17(16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

22.   Appraisers — s.190(21)

  (21)
  A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

23.   Final order — s.190(22)

  (22)
  The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

24.   Interest — s.190(23)

  (23)
  A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

25.   Notice that subsection 27(26) applies — s.190(24)

  (24)
  If subsection 27(26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection 23(22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

26.   Effect where subsection 27(26) applies — s.190(25)

  (25)
  If subsection 27(26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection 25(24), may

  (i)
  withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

  (ii)
  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

27.   Limitation — s.190(26)

  (26)
  A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

  (i)
  the corporation is or would after the payment be unable to pay its liabilities as they become due; or

  (ii)
  the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

 APPENDIX G

FORMAL VALUATION AND FAIRNESS OPINION

CIBC World Markets Inc. Brookfield Place, 161 Bay Street, 6th floor Toronto, Ontario M5J 2S8 Tel: (416) 594-7000

September 12, 2011

The Independent Committee
of the Board of Trustees of
Brookfield Renewable Power Trust
480 de le Cite Boulevard
Gatineau, Québec
J8T 8R3

To The Independent Committee:

        CIBC World Markets Inc. ("CIBC", "we" or "us") understands that Brookfield Renewable Power Fund ("BRPF" or the "Fund"), Brookfield Renewable Power Trust ("BRPT"), Brookfield Renewable Power Inc. ("BRPI"), and Brookfield Renewable Energy Partners L.P. ("BREP"), are proposing to enter into a combination agreement (the "Combination Agreement") whereby BRPF would combine all of its assets with the renewable power assets of BRPI (the "BRPI Assets") to form BREP (as further described herein, the "Proposed Transaction"). In this letter, "Brookfield Renewable" means BREP, Brookfield Renewable Energy L.P. ("BRELP") and their respective holding entities and operating entities; and "BAM" means Brookfield Asset Management Inc. and its subsidiaries, other than Brookfield Renewable.

        We understand that the Board of Trustees of BRPT (the "BRPT Trustees") has appointed an independent committee of the BRPT Trustees (the "Independent Committee"), each of whom is independent of BRPI, to consider and evaluate the terms of the Proposed Transaction and report thereon to the BRPT Trustees.

        We further understand that:

  a.
  the Proposed Transaction will be effected by way of a plan of arrangement (the "Arrangement") under the Business Corporations Act (Ontario);

  b.
  pursuant to the Arrangement:

  i.
  each unitholder of the Fund (including BRPI) will receive one non-voting limited partnership unit of BREP (each, a "Limited Partnership Unit") in exchange for each trust unit of the Fund (each a "Trust Unit") they own (the "Consideration");

  ii.
  as consideration for the contribution of the BRPI Assets, BRPI will, through a series of steps in the Arrangement, indirectly receive non-voting redeemable limited partnership units ("Redeemable Partnership Units") of BRELP, a lower-tier partnership, which will be redeemable by BRPI for cash, subject to the right of BREP to acquire such Redeemable Partnership Units in exchange for an equal number of Limited Partnership Units. After completion of the Proposed Transaction, BRPI will hold approximately 193.6 million securities (including Limited Partnership Units, Redeemable Partnership Units and general partner units in BREP and BRELP), representing a total approximate ownership interest in Brookfield Renewable of 73% (on a fully exchanged basis);

  iii.
  there will be approximately 265.2 million Limited Partnership Units of BREP outstanding, on a fully-exchanged basis, following the close of the Proposed Transaction;

    iv.
    BAM, the parent of BRPI, will own the general partners of BREP and BRELP (the "Partnerships"). In return for its role as general partner and for providing management, advisory, and oversight services to the Partnerships and related entities, BAM will receive a base management fee, general partner distributions and incentive-based distribution fees. Additionally, an affiliate of BAM will receive energy marketing fees from BREP;

    v.
    two existing power purchase agreements between subsidiaries of BAM and a subsidiary of the Fund and BRPT, respectively, relating to BRPF's Ontario portfolio will be amended to increase the price to be paid for generation from those facilities (the "PPA Amendments") and a subsidiary of BAM will enter into an energy revenue agreement with a subsidiary of BRELP to support the price that the subsidiary of BRELP receives for the power from certain of BRPI's United States facilities (the "Energy Revenue Agreement");

    vi.
    if approved by the holders of the approximately $1.1 billion aggregate principal amount of medium term notes outstanding of BRPI (the "BRPI Notes"), an affiliate of BREP will assume all obligations related to the BRPI Notes and BREP, BRELP and two of their subsidiaries will guarantee the obligations under the BRPI Notes;

    vii.
    if the Arrangement is approved by the holders of the Class A Preference Shares, Series 1, (the "Preferred Shares") of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity"), the Preferred Shares will remain outstanding and the existing guarantee of the Fund will be replaced by guarantees of BREP, BRELP and two of their subsidiaries;

    viii.
    BAM will agree to make BREP its primary vehicle through which BAM will acquire renewable power assets on a global basis, as outlined in a relationship agreement between, among others, BAM and Brookfield Renewable (the "Relationship Agreement");

    ix.
    all renewable energy development projects currently owned by BRPI will be transferred to BREP. BRPI will only be compensated for the transfer of such development projects upon completion or at the time that they are sold with the consideration payable at such time being determined through a pre-determined formula; and

    x.
    BREP and BRELP are Bermuda-based exempt limited partnerships and the Limited Partnership Units are expected be listed on the Toronto Stock Exchange (the "TSX").

  c.
  BREP's annual distribution per unit is expected to be US$1.35 per unit following the close of the Proposed Transaction, and it will pursue a long-term distribution growth rate target in the range of 3% to 5% annually;

  d.
  it is expected that BREP will be assigned investment grade unsecured issuer ratings from Standard & Poor's Rating Services and DBRS Limited and each such rating agency will also provisionally confirm that the Preferred Shares and BRPI Notes will retain their current ratings;

  e.
  the completion of the Proposed Transaction will be conditional upon, among other things, Ontario Superior Court of Justice approval, and approval by the following groups of security holders who are present in person or represented by proxy at the special meetings (the "Special Meetings") of such securityholders:

  i.
  at least two-thirds of the votes cast by the unitholders (the "Unitholders") of the Fund and a majority of the votes cast by the Unitholders, excluding those held by BRPI and certain "related parties" of BRPI (as each such term is defined in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Proposed Transactions ("MI 61-101")) with BRPI or a related party of BRPI (the "Minority Unitholders");

  ii.
  at least two-thirds of the votes cast by the holders of the Preferred Shares (which condition can be waived by BRPI provided that the Preferred Shares are redeemed); and

  iii.
  votes cast by holders of the BRPI Notes representing at least two-thirds of the aggregate principal amount of the BRPI Notes (which condition can be waived by BRPI).

    In addition, completion of the Proposed Transaction will be conditional upon receipt of certain other third party consents and government approvals, and the satisfaction of certain customary closing conditions;

  f.
  the Fund has advised us that the Proposed Transaction would constitute a "business combination" pursuant to MI 61-101 and therefore requires a formal valuation of the affected securities and non-cash consideration to be received pursuant to the Proposed Transaction; and

  g.
  the terms and conditions of the Proposed Transaction will be described in a management information circular of the Fund and BRP Equity (the "Circular"), which will be prepared by the Fund and BRP Equity in compliance with applicable laws, regulations, policies and rules, and will be mailed to the Unitholders and Preferred Shareholders in connection with the Special Meetings.

        All dollar amounts herein are expressed in Canadian dollars, unless stated otherwise.

Engagement of CIBC

        By letter agreement effective April 15, 2011 (the "Engagement Agreement"), the Fund retained CIBC to provide financial advice and assistance to the Fund and the Independent Committee in evaluating the Proposed Transaction. Pursuant to the Engagement Agreement, the Fund has requested that we prepare and deliver to the Independent Committee a formal valuation of the Trust Units of the Fund (the "Fund Valuation") and of the Limited Partnership Units of BREP (the "BREP Valuation") (together, the "Valuations") in accordance with the requirements of MI 61-101, and to prepare and deliver to the Independent Committee a written opinion (the "Opinion") as to the fairness, from a financial point of view, of the Consideration to be received by Minority Unitholders pursuant to the Combination Agreement.

        The Engagement Agreement provides for the payment of a fee to CIBC upon (i) delivery to the Independent Committee of a preliminary report; and (ii) delivery to the Independent Committee of the Valuations and Opinion. None of the fees payable to us under the Engagement Agreement are contingent upon the conclusions reached by us in the Valuations or Opinion, or upon the completion of the Proposed Transaction. In addition, the Fund has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of its engagement. The fees payable to CIBC pursuant to the Engagement Agreement are not financially material to CIBC. No understanding or agreements exist between CIBC, BRPF, BRPI, BREP, BRELP and/or BAM with respect to future financial advisory or investment banking business.

Credentials of CIBC

        CIBC is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Valuations and Opinion expressed herein are the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Relationships with Interested Parties

        CIBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Fund, BRPI, BAM or their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, CIBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Fund, BRPI, BAM, BREP or the Proposed Transaction.

        CIBC confirms that:

  a.
  we and our affiliated entities are not an "issuer insider", "associated entity" nor an "affiliated entity" of any Interested Party as each such term is used in MI 61-101;

  b.
  we and our affiliated entities are not acting as a financial advisor to any Interested Party in connection with the Proposed Transaction;

  c.
  our compensation under the Engagement Agreement will not depend in whole or in part on the conclusion reached in the Valuations or Opinion (as each such term is defined above) or the outcome of the Proposed Transaction;

  d.
  we and our affiliated entities will not act as a manager or co-manager of any soliciting dealer group formed by any Interested Party in connection with the Proposed Transaction nor will we, as a member of any such group, perform services beyond the customary soliciting dealer's functions nor will we receive more than the per security or per securityholder fee payable to other members of the group; and

  e.
  we and our affiliated entities do not have any material financial interest in the completion of the Proposed Transaction.

Scope of Review

        In connection with our preparation and rendering of our Valuations and Opinion, we have reviewed and, where we deemed appropriate, relied upon, among other things, the following:

  a.
  a draft (or executed copies) of the following agreements or documents relating to the Proposed Transaction:

  i.
  the Combination Agreement between BRPF, BRPI and BREP dated September 12, 2011;

  ii.
  the Disclosure Letter to the Combination Agreement dated September 12, 2011;

  iii.
  the Plan of Arrangement dated September 12, 2011;

  iv.
  the form of Amended and Restated Limited Partnership Agreement of BREP attached to the Combination Agreement;

  v.
  the form of Amended and Restated Limited Partnership Agreement of BRELP attached to the Combination Agreement;

  vi.
  the form of Master Services Agreement between, among others, BAM and Brookfield Renewable attached to the Combination Agreement;

  vii.
  the form of Relationship Agreement between BAM and Brookfield Renewable attached to the Combination Agreement;

  viii.
  the form of Voting Agreement between BRPI and Brookfield Renewable attached to the Combination Agreement;

  ix.
  the form of Series Conditions for the BRP Bermuda Holdings I Limited Special Shares dated September 9, 2011;

  x.
  the form of Development Projects Agreement between BRPI and Brookfield BRP Holdings (Canada) Inc. attached to the Combination Agreement;

  xi.
  the form of Energy Marketing Agreement between Brookfield Energy Marketing L.P. and Brookfield BRP Holdings (Canada) Inc. attached to the Combination Agreement;

  xii.
  the form of Energy Revenue Agreement between Brookfield Energy Marketing L.P. and Brookfield Power US Holding America Co. attached to the Combination Agreement;

  xiii.
  the First Amendment to the Power Guarantee Agreement between BRPI and BRPT dated September 7, 2011;

  xiv.
  the First Amendment to the Power Guarantee Agreement between GLPT Toll L.P. and Great Lakes Power Limited dated September 7, 2011;

    xv.
    the form of Power Agency Agreement between Brookfield Energy Marketing L.P. and the respective facility owner attached to the Combination Agreement;

    xvi.
    the form of Registration Rights Agreement between BRPI and BREP attached to the Combination Agreement;

    xvii.
    the draft Royalty Agreement dated September 9, 2011;

    xviii.
    the form of Second Amendment to the Master Power Purchase and Sale Agreement between Brookfield Energy Management Inc. ("BEMI") and Mississagi Power Trust attached to the Combination Agreement;

    xix.
    the form of Second Amendment to the Master Power Purchase and Sale Agreement between GLPT Toll L.P. and Great Lakes Power Limited attached to the Combination Agreement; and

    xx.
    the form of Second Amendment to the Master Power Purchase and Sale Agreement between BRPI and Great Lakes Power Trust attached to the Combination Agreement.

  b.
  documentation relating to BRPF:

  i.
  the annual reports, including the comparative audited financial statements and management's discussion and analysis, of BRPF for the fiscal years ended December 31, 2008, 2009 and 2010;

  ii.
  the interim reports, including the comparative unaudited financial statements and management's discussion and analysis, of BRPF for the three months ended March 31 and the six months ended June 30, 2011;

  iii.
  the annual information form of BRPF dated March 30, 2011; and

  iv.
  the management information circular of BRPF dated March 30, 2011 relating to the annual general meeting of BRPF unitholders held on May 13, 2011.

  c.
  documentation relating to the BRPI Assets:

  i.
  the due diligence report dated September 6, 2011, prepared in respect of the BRPI Assets by Hatch Ltd. for the Independent Committee (the "Hatch Report");

  ii.
  the due diligence report dated September 12, 2011, prepared in respect of the Brazil power market by London Economics International LLC for the Independent Committee (the "LEI Report");

  iii.
  the draft of the Executive Summary of the legal due diligence report dated August 15, 2011, prepared in respect of the BRPI Assets by Heenan Blaikie LLP for the Independent Committee;

  iv.
  the annual reports, including the comparative audited financial statements and management's discussion and analysis, of BRPI for the fiscal years ended December 31, 2008, 2009 and 2010;

  v.
  the interim reports, including the comparative unaudited financial statements and management's discussion and analysis, of BRPI for the three months ended March 31 and the six months ended June 30, 2011; and

  vi.
  the annual information form of BRPI dated March 30, 2011.

  d.
  additional materials:

  i.
  certain internal financial, operational, corporate and other information with respect to BRPF, BRPI and BREP, including internal operating and financial projections;

  ii.
  selected public market trading statistics and financial information of BRPF and other selected public independent power producers considered by us to be relevant;

  iii.
  relevant financial information and selected financial metrics with respect to relevant precedent transactions obtained from public domain sources considered by us to be relevant;

    iv.
    selected reports published by equity research analysts at various firms and industry sources regarding BRPF and BAM, the power industry generally and Brazil specifically, and other public entities, to the extent deemed relevant by us;

    v.
    due diligence materials and analysis supplied by BRPF, BRPI, and BAM;

    vi.
    discussions with Heenan Blaikie LLP, Latham & Watkins LLP, Machado Meyer Sendacz Opice Advogados, London Economics International LLC, Hatch Ltd., BRPF, BRPI, and BAM;

    vii.
    certificates addressed to CIBC, dated as of September 12, 2011, from Richard Legault, CEO of the Fund, and Sachin Shah, CFO of the Fund, as to the completeness and accuracy of the information provided; and

    viii.
    such other information, analyses, investigations and discussions as we considered necessary or appropriate in the circumstances.

        In addition, we have participated in discussions with the Fund's manager and senior management of BRPI regarding past and current business operations, financial condition and future prospects. We have also participated in discussions with the Independent Committee and with representatives of Heenan Blaikie LLP, external legal counsel to the Independent Committee on Canadian legal matters, Latham & Watkins LLP external legal counsel to the Independent Committee on United States legal matters, Machado Meyer Sendacz Opice Advogados, external legal counsel to the Independent Committee on Brazilian legal matters and Torys LLP, external legal counsel to BRPI and BAM, regarding the Proposed Transaction, the Valuations, the Combination Agreement and related matters. We also participated in discussions with Hatch Ltd., the independent engineers engaged by the Independent Committee to evaluate the BRPI Assets and London Economics International LLC, the independent market consultants engaged by the Independent Committee to review the Brazilian electricity market, with regards to the Proposed Transaction and related matters. To the best of our knowledge, CIBC has not been denied access by the Fund, BRPI or BAM to any information materially necessary to the completion of the Valuations or the Opinion.

Assumptions and Limitations

        Our Valuations and Opinion (together, this "Letter") are subject to the assumptions, qualifications and limitations set forth below.

        We have been asked by the Independent Committee to prepare the Fund Valuation and the BREP Valuation. We have not been asked to prepare, and have not prepared, a formal valuation or appraisal of any other assets or securities of the Fund, BRPI, the BRPI Assets, BAM, BREP, BRELP or any of their respective affiliates and the Valuations and Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

        With the Independent Committee's permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Fund, BRPI or their respective affiliates or advisors or otherwise obtained by us pursuant to our engagement, and this Letter is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. Without limiting the generality of the foregoing, our descriptions in this Letter of the Fund and BREP, including the BRPI Assets, businesses and operations are derived from information that we have obtained from the Fund, BRPI or their respective affiliates or advisors or from publicly available sources. We have not met separately with the independent auditors of the Fund or BRPI in connection with preparing this Letter and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Fund's and BRPI's audited financial statements and the reports of the auditors thereon and the Fund's and BRPI's interim unaudited financial statements.

        With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Fund, the BRPI Assets and BREP and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Fund and BRPI having regard to the Fund's, BRPI's and BREP's business, plans, taxation levels, financial condition and prospects.

        We have also assumed that all of the representations and warranties contained in the Combination Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with the terms of the Combination Agreement and all applicable laws and that the Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

        The Fund has represented to us, in a certificate of two senior officers of each of the Fund and BRPI dated as of September 12, 2011, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Fund and its affiliates, including the written information and discussions concerning the Fund, BRPI, BREP, BRELP and their affiliates and the BRPI Assets and the Proposed Transaction referred to above under the heading "Scope of Review" (collectively, the "Information"), are complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Fund, BRPI or any of their affiliates or the BRPI Assets and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuations and Opinion.

        We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

        Our Valuations and Opinion are rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Fund, BRPI, BREP, BRELP and the BRPI Assets as they are reflected in the Information and as they were represented to us in our discussions with management of the Fund and its affiliates and advisors. In our analyses and in connection with the preparation of our Valuations and Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

        Our Valuations and Opinion are being provided to the Independent Committee for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC. Our Valuations and Opinion are not intended to be and do not constitute a recommendation to the Independent Committee as to whether they should approve the Proposed Transaction or the Combination Agreement nor as a recommendation to any Unitholder as to how to vote or act at the Special Meetings or as an opinion concerning the trading price or value of any securities of the Fund, BRPI or BREP following the announcement or completion of the Proposed Transaction.

        CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuations and Opinion. The preparation of a fairness opinion and/or formal valuation is complex and not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

        The Valuations and Opinion are given as of the date hereof and, although we reserve the right to change or withdraw the Valuations and/or the Opinion if we learn that any of the information that we relied upon in preparing the Valuations and/or the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Valuations and/or the Opinion, to advise any person of any change that may come to our attention or to update the Valuations and/or the Opinion after the date of these Valuations and Opinion.

VALUATIONS

General Approach to the Valuations

        CIBC approached the Valuations in accordance with MI 61-101, which, in the case of the Proposed Transaction, requires the valuator to make a determination as to the Fair Market Value of the affected securities and non-cash consideration to be received pursuant to the Proposed Transaction. MI 61-101 defines "Fair Market Value" as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act but without making any adjustment to reflect the liquidity of the Trust Units or Limited Partnership Units, the effect of the Proposed Transaction on the Trust Units or Limited Partnership Units or the fact that the Trust Units held by the Minority Unitholders do not form part of a controlling interest.

        In conducting the BREP Valuation, CIBC considered applying various valuation methodologies with regards to determining a value for the BREP Development Pipeline (as defined in this Letter). However, given that BAM will only receive value from a project in the BREP Development Pipeline once it has achieved commercial operations or is sold, and the high degree of uncertainty regarding the amount and timing of future cash flows from these projects, CIBC did not determine a value for the BREP Development Pipeline in the BREP Valuation.

Valuation Methodologies

        CIBC considered three principal methodologies in our approach to the Valuations:

  a.
  discounted cash flow ("DCF") analysis;

  b.
  precedent transactions analysis; and

  c.
  comparable companies trading analysis.

DCF Analysis

        Our DCF analysis is a valuation methodology whereby unlevered, after-tax cash flows generated over a specified forecast period are discounted at a specified rate to determine the present value of the unlevered, after-tax future cash flows. A terminal value representing the present value of cash flows beyond the forecast period to the end of the useful life of the assets is added to arrive at a total enterprise value ("TEV"). To determine an implied equity value, we have deducted from TEV the par value of the Preferred Shares plus the book value of long-term debt less the book value of cash, cash equivalents and net working capital in excess of the level required to support operations of the business. The discount rate utilized is a weighted average cost of capital ("WACC") that is based on three components: the cost of equity, the after-tax cost of debt and the optimal capital structure.

        The Capital Asset Pricing Model ("CAPM") is used to estimate the cost of equity component of the WACC. CAPM generates a cost of equity by adding a risk-free rate of return to a premium that represents the financial and non-diversifiable business risk of the security in question. This premium is the product of a security's beta (a statistical measure which reflects the extent to which a security's returns co-vary with those of a broader market index) multiplied by a broader market risk premium (equal to the amount by which the market as a whole has yielded returns in excess of the risk-free rate). A size, and if appropriate, a country risk premium, is also added to estimate the cost of equity component of the WACC.

        Additionally, the after-tax cost of debt is estimated by examining the current long-term market costs of debt and tax rate for the company or asset in question. The proportion of debt in the capital structure is a qualitative judgment as to the optimal capital structure for a company or asset in question based on a comparison to the capital structures of other similar companies or assets.

        The DCF analysis is a principal valuation methodology in the contracted power generation industry due to the relatively high predictability of cash flows from contracted electric generation assets with long useful lives.

Precedent Transactions Analysis

        The precedent transactions approach considers transaction metrics in the context of the purchase or sale of a comparable company or asset. The prices paid for similar companies and assets, and the implied metrics provide a general measure of value. These metrics include a premium for acquiring control of the comparable company or asset. Similar transaction characteristics, such as size, fuel mix, asset type, location and PPA duration are considered in the selection of relevant precedent transactions.

Comparable Companies Trading Analysis

        The comparable companies trading analysis is a relative valuation analysis that evaluates the value of a company or asset using selected trading and financial metrics of other comparable companies or assets deemed to have similar characteristics. Size, fuel mix, asset type, location and PPA duration are considered in assessing the comparability of companies.

Additional Reference Points

        CIBC also referred to and reviewed the historical trading information for the Fund as well as equity research analyst reports regarding the Fund in conducting the Fund Valuation.

A.    FUND VALUATION

Overview of the Fund

        The Fund is an unincorporated open-ended trust that owns, directly and indirectly, 45 hydroelectric and wind-powered electric generating facilities in Ontario, Québec and British Columbia in Canada, and in Maine and New Hampshire in the United States. In total, these facilities have a total gross capacity of 1,868 megawatts ("MW") (collectively, the "Fund Assets"). Substantially all of the electric generation produced by the Fund Assets is sold pursuant to long-term power purchase agreements ("PPAs"). The current total annualized distribution paid per Trust Unit of the Fund is $1.30. The table below provides a summary of the Fund Assets:

BRPF Asset Summary

	Rivers	Generating Facilities	Generating Units / Turbines	Gross Capacity
	(#)	(#)	(#)	(MW)
Hydroelectric Generation
Québec	3	6	19	291
Ontario	7	18	33	867
British Columbia	3	3	10	128
New England	3	15	57	176
Wind Generation(1)	n/a	3	220	406

Total	16	45	339	1,868

(1)
Includes the 166 MW Comber wind project which is expected to reach commercial operation by the end of 2011.

        The Fund's Trust Units are listed on the TSX under the symbol "BRC.UN". Before giving effect to the Proposed Transaction, BRPI holds an approximate 34% ownership, on a fully-exchanged basis, in the Fund through its ownership of 33,128,338 Trust Units, and 4,062,500 shares (the "Exchangeable Shares") of Great Lakes Power Holding Corporation, a subsidiary of the Fund. BRPI, through its subsidiaries, is the administrator of the Fund and manager of the BRPT, a subsidiary of the Fund.

        As at June 30, 2011, the Fund had the following amounts outstanding on a proportionately consolidated basis: i) total debt of $1,995.6 million, which includes an additional $410.8 million of anticipated debt financing associated with completion of the Fund's purchase of the Comber wind project; ii) book value of cash, cash equivalents and net working capital of $29.7 million; iii) total Preferred Shares outstanding of $250.0 million; and iv) Trust Units of the Fund outstanding, on a fully-exchanged basis, of 108,781,476.

Trading Information

        The following table sets forth the high and low closing prices and the aggregate volume traded for the Trust Units of the Fund on the TSX for the periods indicated:

BRPF Trading Summary

	Closing Prices
2010	Low	High	Total Volume
January	$19.11	$20.03	1,807,417
February	$19.42	$21.19	3,896,562
March	$20.40	$21.56	1,855,077
April	$20.20	$21.56	1,592,466
May	$19.10	$21.13	2,911,224
June	$19.30	$20.24	5,265,263
July	$19.73	$21.02	2,252,199
August	$20.10	$21.47	2,761,469
September	$20.27	$21.40	3,622,099
October	$21.13	$22.23	2,726,383
November	$20.66	$21.58	3,420,702
December	$20.63	$21.25	3,051,270

2011
January	$20.63	$21.28	3,798,991
February	$21.06	$22.00	3,694,246
March	$21.08	$23.69	4,048,332
April	$22.19	$23.11	3,677,132
May	$22.32	$23.88	2,778,676
June	$21.41	$23.28	3,093,011
July	$22.68	$23.62	1,120,832
August	$20.84	$23.78	2,812,413
September 1 to 12	$22.95	$23.39	646,709

Source: Bloomberg Financial Markets.

        The TSX closing price of the Trust Units of the Fund on September 12, 2011, the last date prior to the announcement of the Proposed Transaction was $23.39. The volume weighted average price per Trust Unit for the 20 trading days prior to the announcement was $22.69.

DCF Analysis

Approach

        CIBC has prepared a comprehensive DCF analysis based on the financial forecast provided by the Fund to assist in determining the Fair Market Value of the Trust Units of the Fund. CIBC calculated the unlevered after-tax cash flows that are expected to be generated by the Fund over the period from January 1, 2011 to December 31, 2030 based on the financial forecast provided by the Fund. CIBC also estimated a terminal value representing the remaining value of the Fund beyond the aforementioned forecast period. These values were then discounted to January 1, 2011 using a calculated WACC to derive an implied TEV for the Fund.

Management Estimates and Assumptions

        CIBC's DCF analysis is based on a number of important operating assumptions developed by the Fund, a summary of which is provided below. In preparing the DCF analysis, CIBC reviewed and discussed these assumptions with the Fund, but did not independently verify them. CIBC did not consider the impact of any potential acquisitions or divestitures that the Fund may undertake in the future as part of our analysis.

Forecast Period

        The financial forecast extends over a 20-year period from January 1, 2011 to December 31, 2030 (the "Fund Forecast Period"). Several of the Fund's PPAs expire during this time period, and as such, assumptions regarding the post-PPA realized price per MWh for these assets have been made and are further explained below.

Useful Life of the Power Generation Facilities

        Electric generation facilities typically benefit from long useful lives after entering service. In its financial forecasts, the Fund has assumed that its hydroelectric facilities, through proper maintenance and up-keep, will benefit from perpetual useful lives and that its wind power facilities, through proper maintenance and up-keep, will benefit from 25 year useful lives commencing upon the start of commercial operations. As such, many of the assets of the Fund are expected to operate beyond the life of their current PPAs and the Fund Forecast Period.

Electric Generation

        As part of the financial forecast, the Fund provided a schedule of electric generation for each of the Fund Assets, which was reflective of the long-term average generation ("LTAG") for the facilities. CIBC observed that the LTAG included in the Fund model was consistent with the figures reported in the Fund's 2010 Annual Information Form.

        LTAG is the expected average level of generation as obtained from the results of a simulation based on historical water inflow and wind data. Given hydrological and wind resource fluctuations over time, the Fund believes utilizing LTAG is the most appropriate methodology to estimate electric generation over the Fund Forecast Period.

Price per MWh Obtained During the PPA and Post-PPA periods

        The price per MWh that the Fund receives for substantially all of the electricity that its facilities generate is stipulated under PPAs. The PPAs are long-term contracts that expire in years ranging from 2016 to 2044. The electricity prices under these contracts are adjusted according to a predetermined formula defined in each contract, generally, at a percentage of the consumer price index ("CPI") in the province or state in which they operate. Furthermore, some of the Fund's Canadian facilities are eligible to receive a $10 per MWh supplement from the federal government of Canada's ecoEnergy Program for Renewable Energy, which expires at fixed dates.

        As mentioned above, each of the Fund's facilities has an expected useful life that extends beyond the term of its PPA. The Fund provided CIBC with a base pricing schedule and sensitivities, as part of the financial forecast, for post-PPA prices by geographic region. CIBC did not independently verify these pricing forecasts but based on our professional judgment observed that they were generally consistent with current market views.

Inflation Levels

        The Fund has assumed an annual inflation rate of 2% (the "Fund Inflation Assumption") in its financial forecast.

Operating Costs

        The forecast for operating costs prepared by the Fund for the years 2011 to 2015 was based on the Fund's approved operating budget for this period. For the period from 2016 to 2030, the operating cost forecast was based on the previous year's amount and escalated by the Fund Inflation Assumption.

Major Maintenance Costs

        The forecast for major maintenance costs prepared by the Fund for the year 2011 was based on the average annual expense over the Fund's approved 20-year capital plan (2011 to 2030). For the period from 2012 to 2030, the major maintenance cost forecast was based on the previous year's amount and escalated by the Fund Inflation Assumption.

Capital Expenditures

        The forecast for capital expenditures prepared by the Fund for the year 2011 was based on the average annual expenditure over the Fund's approved 20-year capital plan (2011 to 2030). For the period from 2012 to 2030, the capital expenditures forecast was based on the previous year's amount and escalated by the Fund Inflation Assumption.

Foreign Exchange Rates

        The US$ dollar denominated cash flows generated by the Fund's New England hydroelectric generation portfolio were converted to C$ annually based on analyst consensus USD-CAD foreign exchange rate forecasts compiled by CIBC for the period from 2011 to 2014. Beyond 2014, we applied a constant exchange rate based on the 2014 analyst consensus forecast. The following rates were applied (presented on a C$ per US$ basis): 2011 — $0.97, 2012 — $0.99, 2013 — $1.03, 2014 to 2030 — $1.05.

Cash Taxes

        Cash taxes were calculated over the Fund Forecast Period by applying the applicable corporate tax rate by business region to taxable income for the Fund before interest expenses. Interest expense is excluded from the calculation of cash taxes as our DCF analysis is prepared on an unlevered cash flow basis. However, the calculation of cash taxes includes the benefit of the Fund's existing tax pools and losses, and the incremental tax savings generated by the Fund's existing intercompany tax structuring.

Projections

        Selected key line items of the financial forecast for the Fund are set out below:

BRPF Financial Forecast — Selected Items

	Years Ending December 31,
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total 2021 - 2030
	($ mm, except Generation)
Generation (GWh)	6,643	7,044	7,039	7,039	7,039	7,039	7,039	7,039	7,039	7,039	68,598
EBITDA(1)	341.6	385.5	388.2	389.8	390.1	391.5	389.1	389.3	389.7	406.3	4,865.1
Cash Taxes	(12.4)	(12.5)	(27.1)	(63.1)	(69.6)	(74.2)	(75.8)	(77.0)	(77.6)	(88.2)	(1,242.0)
Capital Expenditures	(22.3)	(22.8)	(23.4)	(24.0)	(24.4)	(24.9)	(25.4)	(25.9)	(26.4)	(26.9)	(300.8)
Minority Interest	(5.5)	(5.6)	(5.6)	(5.5)	(5.5)	(5.5)	(5.4)	(5.4)	(5.3)	(5.3)	(50.4)
Unlevered After-Tax Cash Flow	301.4	344.7	332.1	297.2	290.6	286.9	282.5	281.0	280.3	285.8	3,272.0

(1)
Represents fully consolidated EBITDA including contribution from projects which receive equity accounting under the Fund's current IFRS financial reporting guidelines.

Discount Rates

        As discussed above, the projected unlevered after-tax cash flows were discounted using a calculated WACC for the Fund (the "Fund WACC"). The Fund WACC was calculated using the estimated after-tax cost of equity and debt for the Fund, weighted according to an assumed optimal capital structure of 50% net debt to total capitalization. This assumed optimal capital structure was arrived at based on a review of the capital structures of the comparable companies and the Fund itself, and based on our professional judgment given the risks specific to the Fund.

        We have assumed a pre-tax cost of debt of 5.0% for purposes of calculating the Fund WACC based on applying a credit spread for BBB-rated securities to the prevailing risk-free rate of return, for which we used the U.S. 10-year Treasury bond yield as a proxy.

        In order to determine the appropriate cost of equity, CIBC utilized the CAPM methodology. We derived an unlevered beta for the Fund based on the adjusted mean unlevered beta, as measured over the previous five years against the S&P 500 Index, suggested by the comparable companies that CIBC considered relevant. The unlevered beta for the Fund was then re-levered using the assumed optimal capital structure and applied to the CAPM methodology to calculate the applicable cost of equity.

        The assumptions CIBC used in estimating the Fund WACC are outlined in the table below:

BRPF WACC Calculation

Cost of Debt
Risk-free rate (based on 10-year U.S. Treasury bond yield)(1)	2.0%
Borrowing spread	3.0%
Pre-tax cost of debt	5.0%
Tax rate(2)	25.0%
After-tax cost of debt	3.8%
Cost of Equity
Unlevered beta	0.48
Re-levered beta	0.83
Equity risk premium(3)	6.7%
Risk component (re-levered beta × equity risk premium)	5.6%
Risk-free rate (based on 10-year U.S. Treasury bond yield)(1)	2.0%
Size premium(3)	1.8%
Cost of equity	9.4%
WACC
Optimal capital structure (% debt)	50%
Optimal capital structure (% equity)	50%
WACC	6.6%

Notes: Numbers may not be additive due to rounding.

(1)
Source: Bloomberg Financial Markets.
(2)
Based on expected long-term Canadian corporate tax rate as provided by the Fund.
(3)
Source: Morningstar, "2011: Risk Premia over Time".

        Based upon the foregoing analysis, and taking into account sensitivity analyses conducted on the variables above, CIBC determined the appropriate Fund WACC range to be 6.0% to 7.0%.

Terminal Value

        In estimating a terminal value for the Fund, CIBC analyzed the Fund's wind facilities separately from the remainder of the Fund Assets to account for the shorter expected useful lives of the wind assets relative to the hydroelectric assets.

        For the wind assets, CIBC developed a financial forecast for the five years immediately following the end of the Fund Forecast Period to account for the 25-year estimated useful life of these assets. This financial forecast was based on the EBITDA of the wind facilities at the end of the Fund Forecast Period which was then inflated using the Fund Inflation Assumption and an assumed tax rate of 25.0%. The unlevered after-tax free cash flows were then discounted at the Fund WACC to derive the terminal value of the wind assets as at January 1, 2031.

        For the remainder of the Fund Assets, CIBC utilized a terminal EBITDA multiple approach whereby a multiple range of 9.5x to 10.5x was applied to the pro rata LTM EBITDA of the Fund (excluding the wind assets) in 2030 to derive the terminal value of the Fund (excluding the wind assets) as of January 1, 2031. Pro rata EBITDA reflects the Fund's proportionate interest in the EBITDA of projects it does not wholly-own. The multiple range was selected based on, among other things, a consideration of the following:

  a.
  Likelihood of renewing PPAs at comparable terms upon expiry;

  b.
  Pricing scenarios for the facilities beyond the Fund Forecast Period;

  c.
  Remaining useful lives of the Fund Assets; and

  d.
  Growth prospects and risks for the operations beyond 2030.

        The terminal value for the Fund as of January 1, 2031 was determined by adding the terminal value of the wind assets to the terminal value of the remainder of the Fund Assets. The terminal value of the Fund was then discounted using the Fund WACC to derive the present value of the terminal value component as of January 1, 2011.

DCF Approach Summary

        Based on the foregoing, the DCF approach resulted in a value range of $20.68 to $26.38 per Trust Unit of the Fund.

BRPF — Summary of DCF Approach

	Low	High
Discount Rate	7.0%	6.0%
Terminal EBITDA Multiple (Hydro)	9.5x	10.5x
NPV of Unlevered Free Cash Flows	$4,465.9	$5,085.5
Add: Cash and Net Working Capital	29.7	29.7
Less: Total Debt	(1,995.6)	(1,995.6)
Less: Preferred Shares	(250.0)	(250.0)

Implied Equity Value	$2,249.9	$2,869.5
Fully Diluted Trust Units Outstanding (mm)	108.8	108.8
Value per Trust Unit	$20.68	$26.38

DCF Sensitivity

        An increase or decrease to the Fund WACC of 1% would result in a corresponding decrease or increase in value per Trust Unit of the Fund of $4.27 and $5.01, respectively. The table below illustrates value sensitivity per Trust Unit of the Fund to a plus or minus 10% change in other key assumptions based on the midpoint of the DCF analysis (6.5% discount rate and 10.0x terminal EBITDA multiple for the hydro assets).

DCF Sensitivity Analysis (in $ per Trust Unit)

	(10%)	+10%
USD-CAD Foreign Exchange Rate	$(0.06)	+$0.06
Operating Expenses	+$1.33	$(1.33)
Capital Expenditures	+$0.27	$(0.27)
Post-PPA Merchant Pricing	$(1.77)	+$1.77

Precedent Transactions Analysis

Approach

        CIBC reviewed certain purchase and sale transactions which involved public companies or large asset portfolios that consisted primarily of contracted hydroelectric and wind assets located in North America. CIBC identified a list of transactions, for which information was publicly available, and examined a sample of nine precedent transactions completed between January 20, 2006 and February 14, 2011 that were deemed relevant by CIBC, which are summarized below:

Precedent Transactions

Date	Seller (Asset)	Acquiror	TEV(1)	Net Capacity	$/MW	TEV/LTM EBITDA
			($ mm)	(MW)	($ mm)	(x)
February 14, 2011	Cloudworks Energy Inc.(3)	Innergex Renewable Energy Inc.	$417	75	$5.6	n.a.
February 11, 2011	AbitibiBowater Inc. (Hydro Portfolio)(2)	Consortium — Financial and Strategic	$640	131	$4.9	n.a.
September 7, 2010	ENMAX Corp. (BC Hydro Assets)(2)	Veresen Inc.	$115	33	$3.5	n.a.
January 31, 2010	Innergex Power Income Fund	Innergex Renewable Energy Inc.	$353	150	$2.4	13.4x
July 20, 2009	Canadian Hydro Developers Inc.(3)	TransAlta Corp.	$1,653	694	$2.4	n.a.
July 6, 2009	Brookfield Renewable Power (15 facilities)(4)	Great Lakes Hydro Income Fund	$1,055	387	$2.7	10.7x
March 13, 2009	AbitibiBowater Inc. (Manicouagan River)(2)	Hydro-Quebec	$615	201	$3.1	n.a.
April 18, 2008	Creststreet Power Income Fund	FPL Energy	$152	85	$1.8	13.4x
January 20, 2006	Beaver Power Corporation	Brookfield Power	$174	50	$3.5	n.a.
Mean					$3.3	12.5x
Median					$3.1	13.4x

(1)
US$ denominated transactions converted to C$ at the exchange rate on the date of announcement.
(2)
CIBC acted as advisor to sellers in these transactions but financial information was not publicly disclosed.
(3)
LTM EBITDA not meaningful due to significant future development project pipeline.
(4)
Implied TEV and EBITDA attributable to acquisition reflect that only of purchased hydro assets.

        CIBC considered the multiple of TEV to last twelve month ("LTM") EBITDA to be the most appropriate multiple to estimate the value of the Fund under the precedent transactions approach. CIBC also examined TEV to generation capacity multiples for the precedent transactions but determined these multiples to be less relevant given differences not captured by generation capacity, such as PPA pricing, availability and capacity factors, and the costs to operate and maintain the underlying facilities.

        After reviewing the precedent transactions, we determined an LTM EBITDA multiple range of 11.0x to 13.0x for the purpose of valuing the Fund. The low end of the range approximates the BRPI/Great Lakes Hydro Income Fund transaction completed in 2009, while the high end of the range is based on the upper end of the multiple range of the precedent transactions. This LTM EBITDA multiple range was applied to an estimated 2011 pro rata EBITDA figure for the Fund, which was adjusted to include the run-rate EBITDA contribution from the Fund's Comber wind project (with the Fund's balance sheet debt adjusted upward in respect of the corresponding capital costs associated with bringing the project to commercial operation) which is expected to reach commercial operation by the end of 2011 and to contribute approximately $66 million of EBITDA in 2012 and beyond. Estimated 2011 EBITDA was determined to be a more appropriate figure than LTM EBITDA as the Fund was negatively impacted by below average hydrology for its Ontario generation portfolio in 2010, leading to a depressed EBITDA that is not reflective of the normalized hydrology and profitability of the business.

        Based on the foregoing, the precedent transaction approach resulted in a value range of $18.55 to $25.63 per Trust Unit of the Fund.

BRPF — Summary of Precedent Transactions Approach

	Low	High
Estimated 2011 Adjusted EBITDA	$384.9	$384.9
Selected Acquisition Multiples	11.0x	13.0x
Implied Total Enterprise Value	$4,234.3	$5,004.2
Add: Cash and Net Working Capital	29.7	29.7
Less: Total Debt	(1,995.6)	(1,995.6)
Less: Preferred Shares	(250.0)	(250.0)

Implied Equity Value	$2,018.3	$2,788.2
Fully Diluted Trust Units Outstanding (mm)	108.8	108.8
Value per Trust Unit	$18.55	$25.63

Comparable Companies Trading Analysis

Approach

        CIBC reviewed the trading multiples of selected publicly traded companies in the North American power generation industry with operations that CIBC deemed to be generally comparable to those of the Fund. CIBC considered the ratio of estimated 2012 analyst consensus cash available for distribution ("CAFD") per unit to unit price, and annualized distributions payable per unit to unit price as the most appropriate to estimate a value for the Fund under the comparable companies approach. The list of companies that were deemed relevant by us is provided below:

Comparable Companies

				TEV/EBITDA		CAFD Yield
	Last(1) Price	Market Cap.(1)						Distribution Yield
Company			TEV(1)	2011E	2012E	2011E	2012E
	($)	($ mm)	($ mm)	(x)	(x)	(%)	(%)	(%)
Algonquin	$5.74	$684	$1,152	10.6x	7.1x	9.4%	11.7%	4.8%
Atlantic Power	$14.80	$1,021	$1,469	12.0x	10.0x	6.1%	7.9%	7.2%
Capital Power Income LP	$18.96	$1,073	$1,956	11.0x	10.2x	9.7%	10.9%	9.3%
Capstone Infrastructure	$6.75	$396	$763	13.3x	9.4x	6.3%	12.3%	9.8%
Innergex Renewable	$9.51	$773	$1,877	17.8x	13.6x	3.7%	6.8%	6.1%
Northland Power	$15.77	$1,225	$2,163	13.7x	10.8x	5.5%	5.8%	8.0%
Mean				13.1x	10.2x	6.8%	9.2%	7.5%
Median				12.6x	10.1x	6.2%	9.4%	7.6%
BRPF — Consensus(2)	$23.36	$2,541	$4,524	16.3x	12.7x	6.4%	8.0%	5.6%
BRPF — Model(3)	$23.36	$2,541	$4,757	14.2x	12.6x	6.6%	7.4%	5.6%

Source: Bloomberg Financial Markets and public company filings.

(1)
As of September 7, 2011.
(2)
Based on publicly reported balance sheet as at June 30, 2011 adjusted to include additional debt financing contemplated for Comber wind project purchase.
(3)
Based on proportionate interest in project level and corporate debt as at June 30, 2011 as provided in Fund model (including additional anticipated debt financing to complete purchase of Comber wind project); pro rata EBITDA and cash flow estimates as per Fund model.

        After reviewing the comparable companies, we determined the following yield ranges for purposes of valuing the Fund: a yield of 5.5% to 7.5% applied to annualized distributions payable per unit and a yield of 7.5% to 9.5% applied to estimated 2012 CAFD. The high end of these ranges approximates the average of the comparable companies sample set while the low end reflects the Fund's current trading levels. These yield ranges were applied to the Fund's current annualized distribution per unit of $1.30, and the Fund's forecasted 2012 CAFD of $1.73 per unit based on the Fund model, respectively.

        Based on the foregoing, the comparable companies approach results in a value range of $17.75 to $23.32 per Trust Unit of the Fund.

BRPF — Summary of Comparable Companies Approach

	Low	High
Distributions per Trust Unit	$1.30	$1.30
Distribution Yield	7.5%	5.5%
Implied Equity Value per Trust Unit	$17.33	$23.64
2012 Distributable Cash per Trust Unit	$1.73	$1.73
Cash Available for Distribution Yield	9.5%	7.5%
Implied Equity Value per Trust Unit	$18.16	$23.00
Value per Trust Unit (Average)	$17.75	$23.32

Fund Valuation Conclusion

        In arriving at an opinion of the Fair Market Value of the Trust Units of the Fund, CIBC has not explicitly attributed any particular weighting to any specific methodology but has made qualitative judgments based on our experience in rendering such opinions. We did, however, place a greater reliance on the DCF approach as it is a primary valuation approach in the contracted power generation industry given that it captures fluctuations in cash flow profile over a long-term forecast, which is reflective of the long useful lives of the assets being valued. Additionally, in the case of the Fund, it is the only methodology that captures the anticipated change in the profitability of the Fund following expiry of existing PPAs. Generally, we would not place a meaningful reliance on the comparable companies approach in assessing Fair Market Value as this approach may not reflect the value of a business on an en bloc basis. We would observe, however, that given the strong investor demand for yield, and yield-based products, the valuations of the comparable companies have appreciated strongly and in many cases are reflective of a value similar to an en bloc basis. With respect to the precedent transactions approach, the limited number of precedent transactions with publicly available transaction multiples limited our ability to place a meaningful reliance on this methodology.

        A summary of our approach to the Fund Valuation is shown below:

Summary of Fund Valuation

	Value per Trust Unit of the Fund
Valuation Methodology	Low	High
Discounted Cash Flow Analysis	$20.68	$26.38
Precedent Transactions Analysis	$18.55	$25.63
Comparable Companies Trading Analysis	$17.75	$23.32

Fair Market Value Per Trust Unit of the Fund	$21.00	$26.00

        Based upon and subject to the foregoing and such other factors as we considered relevant, CIBC is of the opinion that, as of September 12, 2011, the Fair Market Value of the Trust Units of the Fund is in the range of $21.00 to $26.00 per Trust Unit.

B. BREP VALUATION

Overview of BREP

        BREP will be a Bermuda-domiciled limited partnership that, following the completion of the Proposed Transaction, will own, directly and indirectly, 179 hydroelectric, wind and natural gas-fired electric generating facilities in Canada, the United States and Brazil (including seven facilities currently under construction). BREP's electric generation portfolio will be the combination of the Fund Assets and the BRPI Assets. In total, BREP's electric generating facilities will have a total gross capacity of 4,785 MW. Virtually all of the electric generation produced by BREP's facilities will be sold under long-term PPAs following the Proposed Transaction. The total annualized distribution to be paid per Limited Partnership Unit of BREP following the Proposed Transaction is expected to be US$1.35. The table below provides a summary of BREP's operating facilities and construction/advanced development projects:

BREP Asset Summary(1)

	Rivers	Generating Facilities	Generating Units /Turbines	Gross Capacity
	(#)	(#)	(#)	(MW)
Canada
Hydroelectric	18	32	72	1,323
Wind	n/a	3	220	406
Natural Gas	n/a	1	3	110
United States
Hydroelectric	26	103	292	1,966
Wind	n/a	2	67	201
Natural Gas	n/a	1	3	105
Brazil
Hydroelectric	23	37	83	674

Total	67	179	740	4,785

(1)
Includes three wind projects and four hydroelectric projects currently under construction.

        In addition to the operating facilities and construction/advanced development projects listed above, BREP will also possess a development pipeline representing total gross capacity of approximately 2,000 MW at various stages of development (the "BREP Development Pipeline").

        BREP's Limited Partnership Units are expected to be listed on the TSX upon completion of the Proposed Transaction under the symbol "BEP.UN". Pursuant the Combination Agreement, BAM will directly and indirectly hold an approximate 73% ownership interest, on a fully-exchanged basis, in BREP and the former public Unitholders of the Fund (which excludes BRPI and its affiliates) will hold the remaining approximate 27% ownership interest. BAM will own the general partners of BREP and BRELP.

        Based on combined balances outstanding as at June 30, 2011 for the Fund and the BRPI Assets, the following amounts will be outstanding, on a proportionately consolidated basis, in respect of BREP: i) total debt of $4,285.5 million, which includes an additional $410.8 million of anticipated debt financing associated with completion of the Fund's purchase of the Comber wind project, and the $1.1 billion of BRPI Notes assumed by an affiliate of BREP from BRPI; ii) book value of cash, cash equivalents and net working capital of $300.0 million; iii) total Preferred Shares outstanding of $250.0 million; and iv) Limited Partnership Units of BREP outstanding, on a fully-exchanged basis, of approximately 265.2 million.

DCF Analysis

Approach

        In order to estimate a value for the Limited Partnership Units of BREP under the DCF approach, CIBC applied a sum-of-the-parts approach and independently analyzed the following segments: i) the Brazilian assets and associated liabilities (the "Brazilian Business"); and ii) the remainder of BREP, including the North American assets and associated liabilities, and BREP corporate costs (the "North American Business"). Analyzing BREP in these two segments enabled us to consider the differences in country risk, size and growth prospects associated with the two cash flow streams.

        CIBC calculated the unlevered after-tax cash flows that are expected to be generated from the two segments over the period from January 1, 2011 to December 31, 2030 based on the financial forecast provided by the Fund and adjusted by CIBC as described below. The values for the Brazilian Business, including the present value of its terminal value as at January 1, 2031, were then discounted to January 1, 2011, using a calculated WACC specific to the Brazilian Business, and the values for the North American Business, including the present value of its terminal value as at January 1, 2031, were discounted to January 1, 2011 using a calculated WACC for the North American Business. The net present values of the cash flows from these two segments were then summed to arrive at an implied TEV for BREP.

Management Estimates and Assumptions

        CIBC's DCF analysis of BREP is based on a number of important operating assumptions developed by the Fund, in consultation with BRPI, a summary of which is provided below. In preparing the DCF analysis, CIBC reviewed and discussed these assumptions with the Fund, but did not independently verify them. CIBC did, however, conduct discussions with Hatch Ltd. and London Economics International LLC, and reviewed the Hatch Report and the LEI Report. CIBC adjusted the financial forecast provided by the Fund for the Brazilian Business to reflect the base case pricing forecast provided in the LEI Report. CIBC did not consider the impact of any potential acquisitions or divestitures that BREP may undertake in the future as part of our analysis.

Forecast Period

        The financial forecasts extend over a 20-year period from January 1, 2011 to December 31, 2030 (the "BREP Forecast Period"). Several of BREP's PPAs expire during this time period, and as such, assumptions regarding the post-PPA realized price per MWh for these assets have been made and are further explained below.

Useful Life of the Power Generation Facilities

        Electric generation facilities typically benefit from long useful lives after entering service. In its financial forecasts, the Fund has assumed that BREP's hydroelectric facilities, through proper maintenance and up-keep, will benefit from perpetual useful lives and BREP's wind power facilities, through proper maintenance and up-keep, will benefit from 25 year useful lives after entering commercial operations. The Fund has also assumed that Lake Superior Power, a natural gas-fired facility, will continue operations until 2025. As such, most of BREP's assets are expected to operate beyond the life of their current PPAs and the BREP Forecast Period.

Electric Generation

        As part of the financial forecasts, the Fund provided a schedule of electric generation for each of BREP's facilities, which was reviewed by Hatch, and which was reflective of the LTAG of the assets (with the derivation of LTAG as previously described in this Letter).

Price per MWh Obtained During the PPA and Post-PPA periods

        The price per MWh that BREP will receive for substantially all of the electricity that its facilities generate is currently stipulated under PPAs. The electricity prices under these contracts are adjusted according to a predetermined formula defined in each contract based on a relevant escalation factor selected to act as a proxy for price inflation. Furthermore, some of BREP's Canadian facilities are eligible to receive a $10 per MWh supplement from the federal government of Canada's ecoEnergy Program for Renewable Energy, which expires at fixed dates.

        As mentioned above, substantially all of BREP's facilities have an expected useful life that extends beyond the term of their existing PPAs. The Fund provided CIBC with a pricing schedule, as part of the financial forecast, for post-PPA prices by geographic region. CIBC adjusted the financial forecast provided by the Fund for the Brazilian Business to reflect the base case pricing forecast provided in the LEI Report. Beyond making this adjustment, CIBC did not independently verify the price forecasts provided by the Fund for BREP but based on our professional judgment observed that they were generally consistent with current market views.

        With regards to the PPA pricing for the Fund's Ontario portfolio (Mississagi and Great Lakes Power), the financial forecast included the amendments to the existing PPAs whereby BEMI will increase the price per MWh paid from a portfolio average of $66 per MWh to $88 per MWh pursuant to the PPA Amendments.

Inflation Levels

        The Fund has assumed an annual inflation rate of 2% for the North American Business (the "North American Inflation Assumption"). For the Brazilian Business, the Fund has assumed an annual inflation rate of 4.5% (the "Brazilian Inflation Assumption").

Operating Costs

        The forecast for operating costs prepared by the Fund for BREP for the years 2011 to 2015 was based on the respective approved operating budget for the Fund Assets and the BRPI Assets for this period. For the period from 2016 to 2030, the operating cost forecast was based on the previous year's amount and escalated by the relevant inflation assumption (North American or Brazilian). The financial forecast for BREP included a reduction to the collective operating costs associated with the Fund Assets and the BRPI Assets of approximately US$10 million annually (in 2011 dollars and escalated thereafter) to reflect anticipated operating cost savings resulting from redundancy in the operations of the two businesses. The Hatch Report concluded that the operating and maintenance cost forecast for the BRPI Assets provided by the Fund were materially consistent with their view of the appropriate level of costs required given the current condition of the facilities.

Major Maintenance Costs

        The forecast for major maintenance costs prepared by the Fund for BREP was based on the respective average annual expense over the approved 20-year capital plan (2011 to 2030) for the Fund Assets and the BRPI Assets. For the period from 2012 to 2030, the major maintenance cost forecast was based on the previous year's amount and escalated by the relevant inflation assumption (North American or Brazilian). The Hatch Report concluded that the operating and maintenance cost forecast for the BRPI Assets provided by the Fund were materially consistent with their view of the appropriate level of costs required given the current condition of the facilities.

Capital Expenditures

        The forecast for capital expenditures prepared by the Fund for BREP was based on the respective average annual expenditure over the approved 20-year capital plan (2011 to 2030) for the Fund Assets and the BRPI Assets. For the period from 2012 to 2030, the capital expenditures forecast was based on the previous year's amount and escalated by the relevant inflation assumption (North American or Brazilian). CIBC compared the suggested capital expenditure forecast for the BRPI Assets in the Hatch Report to the forecast provided by the Fund and found them to be materially consistent.

Management Fees

        The financial forecast for BREP also includes the anticipated costs associated with the management and incentive-based fees to be paid to the Manager pursuant to the Master Services Agreement. The management and incentive-based fees to be paid to the Manager, which have been included in the financial forecast, are comprised of: i) an annual fee of US$20 million, ii) a fee based on the quarterly increase in the total capitalization of BREP above an initial reference value, and iii) distribution sharing.

        Pursuant to the Master Services Agreement, the Manager will be paid a fee of 1.25% of the annual increase in the total capitalization of BREP (above an initial reference value) as measured and paid on a quarterly basis. For the purposes of this calculation, total capitalization will effectively equal the market capitalization of BREP plus preferred equity plus recourse debt less excess cash. For the purposes of the financial forecast for BREP, CIBC approximated the cost of this fee on an annual basis by assuming that BREP would trade at a constant TEV/LTM EBITDA multiple throughout the forecast period (actual trading levels may vary from this assumption). At the end of each period, this multiple was applied to the LTM EBITDA of the business to arrive at an implied TEV. All non-excess cash and non-recourse debt were netted out to arrive at a total capitalization for the purposes of the fee calculation. The ending annual total capitalization was compared to the initial reference value and to the extent there was a positive increase, a fee expense of 1.25% of this increase was applied to the financial forecast.

        The Manager will also be entitled to an incentive-based distribution pursuant to the Master Services Agreement as follows: 15% of distributions between US$1.50 and US$1.69 per Limited Partnership Unit, and 25% of distributions above US$1.69 per Limited Partnership Unit. In order to approximate the cost associated with this distribution sharing mechanism, CIBC applied an annual growth rate of 4% to BREP's initial distribution of US$1.35 per unit (the midpoint of the stated annual growth target of 3% to 5%) capped at an 80% payout ratio. To the extent that the implied distribution per unit exceeded the distribution sharing thresholds, the expense associated with the distribution sharing mechanism was applied to the financial forecast.

Foreign Exchange Rates

        The US$ dollar denominated cash flows generated by the North American Business were converted to C$ annually based on analyst consensus USD-CAD foreign exchange rate forecasts compiled by CIBC for the period from 2011 to 2014. Beyond 2014, we applied a constant exchange rate based on the 2014 analyst consensus forecast. The following rates were applied (presented on a C$ per US$ basis): 2011 — $0.97, 2012 — $0.99, 2013 — $1.03, 2014 to 2030 — $1.05.

        For the Brazilian Business DCF analysis, CIBC generated an implied TEV based on discounting R$ denominated unlevered after-tax free cash flows and terminal values at the Brazilian WACC as outline below. This R$ implied TEV was then converted to C$ based on a BRL-CAD exchange rate of 0.6110, reflective of the average exchange rate over the last calendar month prior to September 7, 2011.

Cash Taxes

        Cash taxes were calculated over the BREP Forecast Period by applying the applicable corporate tax rate by business region to taxable income for BREP before interest expenses. Interest expense is excluded from the calculation of cash taxes as our DCF analysis is prepared on an unlevered cash flow basis. However, the calculation of cash taxes includes the benefit of BREP's existing tax pools and losses, the incremental tax savings generated by BREP's existing intercompany tax structuring, and the more effective use of tax pools and losses of BREP as a result of the combined cash flow profile of the Fund Assets and the BRPI Assets.

Projections

        Selected key line items of the financial forecast for BREP are set out below:

BREP Financial Forecast — Selected Items

	Years Ending December 31,
($ mm, except Generation)	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	TOTAL 2021-2030
Generation (GWh)
Brazil	3,158	3,168	3,444	3,440	3,440	3,439	3,438	3,438	3,438	3,436	34,340
North America	12,980	13,418	13,415	13,261	13,566	13,565	13,566	13,439	13,439	13,439	130,159
EBITDA(1)
Brazil(2)	236.6	247.0	291.3	293.9	298.9	300.0	295.3	301.4	309.1	315.5	3,590.8
North America	743.5	792.2	803.8	798.2	802.4	807.5	789.1	792.3	790.8	805.0	8,754.7
Cash Taxes
Brazil(2)	(12.6)	(13.2)	(15.6)	(22.9)	(22.1)	(21.5)	(21.0)	(21.7)	(22.5)	(23.0)	(285.7)
North America	(15.2)	(21.5)	(31.3)	(57.8)	(64.3)	(91.6)	(92.0)	(94.3)	(94.1)	(116.7)	(1,565.9)
Capital Expenditures
Brazil(2)	(3.6)	(244.9)	(4.1)	(4.3)	(4.3)	(4.4)	(4.5)	(4.6)	(4.7)	(4.8)	(53.4)
North America	(55.8)	(44.4)	(44.1)	(199.9)	(46.1)	(47.0)	(48.0)	(49.0)	(49.9)	(50.9)	(577.5)
Minority Interest
Brazil(2)	(12.9)	(13.2)	(14.1)	(13.9)	(14.4)	(15.6)	(15.6)	(15.9)	(16.3)	(16.7)	(190.6)
North America	(30.1)	(29.7)	(31.5)	(36.2)	(42.9)	(44.5)	(44.2)	(46.0)	(46.2)	(56.9)	(497.9)
Other Cash Items(3)
Brazil(2)	—	—	—	—	—	—	—	—	—	—	—
North America	(97.7)	(106.8)	(114.5)	(98.9)	(96.4)	(96.1)	(81.8)	(80.5)	(80.2)	(38.0)	(694.8)
Unlevered After-Tax Cash Flow
Brazil(2)	207.4	(24.4)	257.5	252.8	258.0	258.5	254.2	259.2	265.6	271.1	3,061.1
North America	544.7	589.8	582.3	405.5	552.7	528.3	523.1	522.6	520.4	542.4	5,418.7

(1)
Represents fully consolidated EBITDA.
(2)
Brazilian Business cash flows presented in C$ for illustrative purposes only based on conversion assuming purchasing power parity (i.e. assumes Brazilian currency depreciates annually based on spread in Brazilian Inflation Assumption over North American Inflation Assumption); for DCF purposes, Brazilian Business cash flows were discounted in R$ and the resultant net present value was then converted to C$.
(3)
Other Cash Items includes Louisiana rent expense and incentive-based fees (% of capitalization and distribution sharing).

Discount Rates — Brazilian Business

        The projected R$ — denominated unlevered after-tax cash flows of the Brazilian Business were discounted using a calculated WACC (the "Brazilian WACC"). The Brazilian WACC was calculated using the estimated after-tax cost of equity and debt for the Brazilian Business, weighted according to an assumed optimal capital structure of 50% net debt to total capitalization. This assumed optimal capital structure was arrived at based on a review of the capital structures of the comparable companies deemed relevant by CIBC, and based on our professional judgment given the risks specific to the Brazilian Business.

        We have assumed a pre-tax cost of debt of 9.0% for the purposes of calculating the Brazilian WACC based on applying a country risk premium of 4.0% to our assumed pre-tax cost of debt of 5.0% for the North American Business (as further described below).

        In order to determine the appropriate cost of equity, CIBC utilized the CAPM methodology. We derived an unlevered beta for the Brazilian Business based on the adjusted mean unlevered beta, as measured over the previous five years against the S&P 500 Index, suggested by comparable companies that CIBC considered relevant. The unlevered beta for the Brazilian Business was then re-levered using the assumed optimal capital structure and applied to the CAPM methodology to calculate the applicable cost of equity. In order to reflect the additional risk associated with the Brazilian cash flows (as compared to the North American cash flows) we included a country risk premium of 4.0% to our cost of equity for the purposes of calculating the Brazilian WACC. The 4.0% country risk premium is comprised of a non-currency related portion of 1.5% based on the approximate spread in the yield of U.S. dollar denominated Government of Brazil 10-year bonds as compared to the equivalent yield for U.S. Treasury bonds, and a currency-related portion of 2.5%, which reflects the spread between the Brazilian Inflation Assumption (4.5%) and the North American Inflation Assumption (2.0%) used in the BREP financial forecast.

        The assumptions CIBC used in estimating the Brazilian WACC are outlined in the table below:

BREP — Brazilian WACC Calculation

Cost of Debt
Risk-free rate (based on 10-year U.S. Treasury bond yield)(1)	2.0%
Borrowing spread for North American WACC	3.0%
Country risk premium	4.0%
Pre-tax cost of debt	9.0%
Tax rate(2)	34.5%
After-tax cost of debt	5.9%
Cost of Equity
Unlevered beta	0.52
Re-levered beta	0.87
Equity risk premium(3)	6.7%
Risk component (re-levered beta × equity risk premium)	5.8%
Risk-free rate (based on 10-year U.S. Treasury bond yield)(1)	2.0%
Size premium(3)	1.0%
Country risk premium	4.0%
Cost of equity	12.8%
WACC
Optimal capital structure (% debt)	50%
Optimal capital structure (% equity)	50%
BRAZILIAN WACC	9.4%

Notes:
Numbers may not be additive due to rounding.
(1)
Source: Bloomberg Financial Markets.
(2)
Based on expected long-term Brazilian corporate tax rate as provided by the Fund.
(3)
Source: Morningstar, "2011: Risk Premia over Time".

        Based upon the foregoing analysis, and taking into account sensitivity analyses conducted on the variables above, CIBC determined the appropriate Brazilian WACC range to be 9.25% to 10.25%.

Discount Rates — North American Business

        The projected unlevered after-tax cash flows of the North American Business were discounted using a calculated WACC (the "North American WACC"). The North American WACC was calculated using the estimated after-tax cost of equity and debt for the North American Business, weighted according to an assumed optimal capital structure of 50% net debt to total capitalization. This assumed optimal capital structure was arrived at based on a review of the capital structures of the comparable companies deemed relevant by CIBC, and based on our professional judgment given the risks specific to the North American Business.

        We have assumed a pre-tax cost of debt of 5.0% for purposes of calculating the North American WACC based on applying a credit spread for BBB-rated securities to the prevailing risk-free rate of return, for which we used the U.S. 10-year Treasury bond yield as a proxy.

        In order to determine the appropriate cost of equity, CIBC utilized the CAPM methodology. We derived an unlevered beta for the North American Business based on the adjusted mean unlevered beta, as measured over the previous five years against the S&P 500 Index, suggested by the North American comparable companies that CIBC considered relevant. The unlevered beta for the North American Business was then re-levered using the assumed optimal capital structure and applied to the CAPM methodology to calculate the applicable cost of equity.

        The assumptions CIBC used in estimating the North American WACC are outlined in the table below:

BREP — North American WACC Calculation

Cost of Debt
Risk-free rate (based on 10-year U.S. Treasury bond yield)(1)	2.0%
Borrowing spread	3.0%
Pre-tax cost of debt	5.0%
Tax rate(2)	32.5%
After-tax cost of debt	3.4%
Cost of Equity
Unlevered beta	0.51
Re-levered beta	0.85
Equity risk premium(3)	6.7%
Risk component (re-levered beta × equity risk premium)	5.7%
Risk-free rate (based on 10-year U.S. Treasury bond yield)(1)	2.0%
Size premium(3)	1.0%
Cost of equity	8.7%
WACC
Optimal capital structure (% debt)	50%
Optimal capital structure (% equity)	50%
NORTH AMERICAN WACC	6.1%

Notes:
Numbers may not be additive due to rounding.
(1)
Source: Bloomberg Financial Markets.
(2)
Proxy for long-term tax rate based on simple average of anticipated long-term corporate tax rates of 25% in Canada and 40% in the United States as provided by the Fund.
(3)
Source: Morningstar, "2011: Risk Premia over Time".

        Based upon the foregoing analysis, and taking into account sensitivity analyses conducted on the variables above, CIBC determined the appropriate North American WACC range to be 5.75% to 6.75%.

Terminal Value — Brazilian Business

        In estimating a terminal value for the Brazilian Business, CIBC utilized a terminal EBITDA multiple approach whereby a multiple range of 9.5x to 10.5x was applied to the pro rata LTM EBITDA of the Brazilian Business in 2030 to derive the terminal value of the Brazilian Business as of January 1, 2031. The multiple range was selected based on, among other things, a consideration of the following:

  a.
  Likelihood of renewing the PPAs at comparable terms upon expiry;

  b.
  Pricing scenarios for the facilities beyond the BREP Forecast Period;

  c.
  Remaining useful lives of the assets; and

  d.
  Growth prospects and risks for the operations beyond 2030.

        The terminal value of the Brazilian Business as of January 1, 2031 was then discounted using the Brazilian WACC to derive the present value of the terminal value component as of January 1, 2011.

Terminal Value — North American Business

        In estimating a terminal value for the North American Business, CIBC analyzed the following segments of the business separately: i) the wind assets; ii) the Lake Superior Power natural gas-fired asset; and iii) the remainder of the North American Business assets. These segments were selected given differences in expected useful lives and cash flow profiles across the various generation technologies employed by BREP.

        For the wind assets, CIBC developed a financial forecast for the five years immediately following the end of the BREP Forecast Period to account for the 25-year estimated useful life of these assets. This financial forecast was based on the LTM EBITDA of the wind assets at the end of the BREP Forecast Period, which was then inflated using the North American Inflation Assumption, and an assumed tax rate of 25.0%. The unlevered after-tax free cash flows were then discounted at the North American WACC to derive the present value of the terminal value of the wind assets as of January 1, 2031.

        For the Lake Superior Power natural gas-fired facility, CIBC applied a terminal value of $300,000 per MW of generation capacity in 2025 (the end of the useful life of the asset) to approximate salvage value.

        For the remainder of the North American Business, CIBC utilized a terminal EBITDA multiple approach whereby a multiple range of 9.5x to 10.5x was applied to pro rata LTM EBITDA of the North American Business (excluding the wind and natural gas-fired assets) in 2030 to derive the terminal value of the remainder of the North American Business as of January 1, 2031. Pro rata EBITDA reflects a proportionate interest in the EBITDA of projects that are not wholly-owned. The multiple range was selected based on, among other things, a consideration of the following:

  a.
  Likelihood of renewing PPAs at comparable terms upon expiry;

  b.
  Pricing scenarios for the facilities beyond the BREP Forecast Period;

  c.
  Remaining useful lives of the assets; and

  d.
  Growth prospects and risks for the operations beyond 2030.

DCF Approach Summary

        Based on the foregoing, the DCF approach resulted in a value of $22.56 to $28.13 per Limited Partnership Unit of BREP.

BREP — Summary of DCF Approach

	Low	High
Discount Rate (Brazil)	10.25%	9.25%
Discount Rate (North America)	6.75%	5.75%
Terminal EBITDA Multiple (Hydro)	9.5x	10.5x
NPV of Unlevered Free Cash Flows	$11,318.0	$12,793.6
Add: Cash and Net Working Capital	300.0	300.0
Less: Total Debt	(4,285.5)	(4,285.5)
Less: BRPI Notes	(1,100.0)	(1,100.0)
Less: Preferred Shares	(250.0)	(250.0)

Implied Equity Value	$5,982.5	$7,458.1
Limited Partnership Units Outstanding (mm)	265.2	265.2
Value per Limited Partnership Unit	$22.56	$28.13

DCF Sensitivity

        An increase or decrease to the North American WACC and the Brazilian WACC of 1% would result in a corresponding decrease or increase in value per Limited Partnership Unit of BREP of $4.19 and $4.89, respectively. The table below illustrates value sensitivity per Limited Partnership Unit of BREP to a plus or minus 10% change in other key assumptions based on the midpoint of the DCF analysis (6.25% discount rate for the North American Business, 9.75% discount rate for the Brazilian Business, and 10.0x terminal EBITDA multiple for the hydro assets).

BREP — DCF Sensitivity Analysis (in $ per Limited Partnership Unit)

	(10%)	+10%
USD-CAD Foreign Exchange Rate	$(1.31)	+$ 1.31
Operating Expenses	+$ 2.16	$(2.16)
Capital Expenditures	+$ 0.37	$(0.37)
Post-PPA Merchant Pricing	$(1.61)	+$ 1.61

Precedent Transactions Analysis

Approach

        CIBC reviewed certain purchase and sale transactions which involved public companies or large asset portfolios that consisted primarily of contracted hydroelectric and wind assets located in North America and Brazil. CIBC identified a list of transactions, for which information was publicly available, and examined a sample of 12 precedent transactions between January 20, 2006 and February 14, 2011 that were deemed relevant by CIBC, which are summarized below:

Precedent Transactions

Date	Seller (Asset)	Acquiror	TEV(1)	Net Capacity	$/MW	TEV/LTM EBITDA
			($ mm)	(MW)	($ mm)	(x)
North American Transactions
February 14, 2011	Cloudworks Energy Inc.(3)	Innergex Renewable Energy Inc.	$417	75	$5.6	n.a.
February 11, 2011	AbitibiBowater Inc. (Hydro Portfolio)(2)	Consortium — Financial and Strategic	$640	131	$4.9	n.a.
September 7, 2010	ENMAX Corp. (BC Hydro Assets)(2)	Veresen Inc.	$115	33	$3.5	n.a.
January 31, 2010	Innergex Power Income Fund	Innergex Renewable Energy Inc.	$353	150	$2.4	13.4x
July 20, 2009	Canadian Hydro Developers Inc.(3)	TransAlta Corp.	$1,653	694	$2.4	n.a.
July 6, 2009	Brookfield Renewable Power (15 facilities)(4)	Great Lakes Hydro Income Fund	$1,055	387	$2.7	10.7x
March 13, 2009	AbitibiBowater Inc. (Manicouagan River)(2)	Hydro-Québec	$615	201	$3.1	n.a.
April 18, 2008	Creststreet Power Income Fund	FPL Energy	$152	85	$1.8	13.4x
January 20, 2006	Beaver Power Corporation	Brookfield Power	$174	50	$3.5	n.a.
Mean					$3.3	12.5x
Median					$3.1	13.4x
Brazilian Transactions
July 9, 2008	Tupan Energia Elétrica / Hidropower Energia	Gama Participações	$211	50	$4.2	n.a
December 18, 2007	Itiquira Energetica SA	Brookfield Power Inc.	$305	156	$2.0	11.3x
December 13, 2007	Ponte De Pedra Energetica S.A.	Energia América do Sul	$330	176	$1.9	n.a
Median					$2.0	11.3x
Mean					$2.7	11.3x

(1)
US$ and R$ denominated transactions converted to C$ at the exchange rate on the date of announcement.
(2)
CIBC acted as advisor to sellers in these transactions but financial information was not publicly disclosed.
(3)
LTM EBITDA not meaningful due to significant future development project pipeline.
(4)
Implied TEV and EBITDA attributable to acquisition reflect that only of purchased hydro assets.

        CIBC considered the multiple of TEV to LTM EBITDA to be the most appropriate multiple to estimate the value for BREP under the precedent transactions approach. CIBC also examined TEV to generation capacity multiples for the precedent transactions but determined these multiples to be less relevant given differences not captured by generation capacity, such as PPA pricing, availability and capacity factors, and the costs to operate and maintain the underlying facilities.

        After reviewing the precedent transactions, we determined an LTM EBITDA multiple range of 11.0x to 13.0x for the purpose of valuing BREP. The low end of the range approximates the BRPI/Great Lakes Hydro Income Fund transaction completed in 2009, and Brookfield's acquisition of Itiquira Energetica in the same year, while the high end of the range is based on the upper end of the multiple range of the precedent transactions. This LTM EBITDA multiple range was applied to an estimated 2011 pro rata EBITDA figure for BREP, which was adjusted to include the run-rate EBITDA contribution from the following development projects expected to enter commercial operations over the next several years: Comber (2012), Pezzi and Serra dos Cavalinhos II (2013), and Kokish (2014). BREP's balance sheet as at June 30, 2011 was also adjusted upward to reflect the anticipated debt portion of the capital costs associated with these development projects for purposes of arriving at an implied equity value for BREP under the precedent transactions approach.

        Based on the foregoing, the precedent transaction approach resulted in a value range of $19.70 to $27.11 per Limited Partnership Unit of BREP.

BREP — Summary of Precedent Transactions Approach

	Low	High
Estimated 2011 Adjusted EBITDA(1)	$982.0	$982.0
Selected Acquisition Multiples	11.0x	13.0x
Implied Total Enterprise Value	$10,802.3	$12,766.4
Add: Cash and Net Working Capital	300.0	300.0
Less: Total Debt	(4,285.5)	(4,285.5)
Less: Total Debt for Construction Projects	(243.8)	(243.8)
Less: BRPI Notes	(1,100.0)	(1,100.0)
Less: Preferred Shares	(250.0)	(250.0)

Implied Equity Value	$5,233.0	$7,187.0
Limited Partnership Units Outstanding (mm)	265.2	265.2
Value per Limited Partnership Unit	$19.70	$27.11

(1)
Represents pro rata EBITDA, which reflects proportionate interest in the EBITDA of projects that are not wholly-owned. Excludes approximately $76.0 million of EBITDA from projects which are not wholly-owned that is included in the calculation of fully consolidated EBITDA.

Comparable Companies Trading Analysis

Approach

        CIBC reviewed the trading multiples of selected publicly traded companies in the power generation industry with operations that CIBC deemed to be generally comparable to those of BREP. CIBC considered the ratio of estimated 2012 analyst consensus CAFD per unit to unit price, and annualized distributions payable per unit to unit price as the most appropriate to estimate a value for BREP under the comparable companies approach. The list of companies that were deemed relevant by us is provided below:

 Comparable Companies

				TEV/EBITDA		CAFD Yield
	Last(1) Price	Market Cap.(1)						Distribution Yield
Company			TEV(1)	2011E	2012E	2011E	2012E
		($ mm)	($ mm)	(x)	(x)	(%)	(%)	(%)
Brazil
AES Tiete S.A.	$13.75	$5,044	$5,426	6.0x	5.7x	n.a	n.a	10.0%
Companhia Energetica de Sao Paulo SA	$17.91	$5,594	$7,637	6.5x	6.0x	n.a	n.a	5.1%
Tractebel Energia S.A.	$15.70	$10,250	$12,121	7.1x	6.4x	n.a	n.a	4.1%
Mean				6.5x	6.0x	n.a	n.a	6.4%
Europe
EDP Renováveis	$5.99	$5,223	$11,165	9.3x	8.1x	n.a	n.a	n.a
Enel Green Power S.p.A.	$2.23	$11,159	$16,993	8.0x	7.4x	n.a	n.a	1.7%
Mean				8.7x	7.7x	n.a	n.a	1.7%
North America
Algonquin	$5.74	$684	$1,152	10.6x	7.1x	9.4%	11.7%	4.8%
Atlantic Power	$14.80	$1,021	$1,469	12.0x	10.0x	6.1%	7.9%	7.2%
Capital Power Income LP	$18.96	$1,073	$1,956	11.0x	10.2x	9.7%	10.9%	9.3%
Capstone Infrastructure	$6.75	$396	$763	13.3x	9.4x	6.3%	12.3%	9.8%
Innergex Renewable	$9.51	$773	$1,877	17.8x	13.6x	3.7%	6.8%	6.1%
Northland Power	$15.77	$1,225	$2,163	13.7x	10.8x	5.5%	5.8%	8.0%
Mean				13.1x	10.2x	6.8%	9.2%	7.5%
BRPF — Consensus(2)	$23.36	$2,541	$4,524	16.3x	12.7x	6.4%	8.0%	5.6%
BRPF — Model(3)	$23.36	$2,541	$4,757	14.2x	12.6x	6.6%	7.4%	5.6%

Source: Bloomberg Financial Markets and public company filings.

Notes: converted to C$ based on spot exchange rates as of September 7, 2011.

(1)
As of September 7, 2011.
(2)
Based on publicly reported balance sheet as at June 30, 2011 adjusted to include additional debt financing contemplated for Comber wind project purchase.
(3)
Based on proportionate interest in project level and corporate debt as at June 30, 2011 as provided in Fund model (including debt financing for Comber purchase); EBITDA and cash flow estimates as per Fund model.

        After reviewing the comparable companies, we determined the following yield ranges for purposes of valuing BREP: a yield of 5.5% to 7.5% applied to distributions payable per Limited Partnership Unit and a yield of 7.5% to 9.5% applied to estimated 2012 CAFD. The high end of these ranges approximates the average of the North American comparable companies sample set while the low end reflects the Fund's current trading levels. These yield ranges were applied to BREP's anticipated annual distribution per Limited Partnership Unit of US$1.35, and BREP's forecasted 2012 CAFD of $1.73 per Limited Partnership Unit based on the forecast provided by the Fund, respectively.

        Based on the foregoing, the comparable companies approach results in a value range of $18.08 to $23.78 per Limited Partnership Unit of BREP.

 BREP — Summary of Comparable Companies Approach

	Low	High
Distributions per Limited Partnership Unit(1)	$1.35	$1.35
Distribution Yield	7.5%	5.5%
Implied Equity Value per Limited Partnership Unit	$18.00	$24.55
2012 Distributable Cash per Limited Partnership Unit	$1.73	$1.73
Cash Available for Distribution Yield	9.5%	7.5%
Implied Equity Value per Limited Partnership Unit	$18.17	$23.01
Value per Limited Partnership Unit (Average)	$18.08	$23.78

(1)
Anticipated BREP distribution per unit of US$1.35 converted to C$ at par.

Distinctive Material Benefits to BRPI and its Affiliates

        CIBC considered whether any distinctive material benefits would accrue to BRPI (and its affiliates) as a result of the Proposed Transaction. Following the Proposed Transaction, BAM, which indirectly wholly-owns BRPI, will receive a management fee, general partner distributions and incentive-based fees from BREP. These fees are higher than the fees that BRPI has received in the past for acting as administrator of the Fund and manager of BRPT. The management fee, general partner distributions and an estimate of the future incentive-based fees have been taken into account in estimating the value of BREP under the DCF approach. Additionally, BAM may also receive compensation for each project in the BREP Development Pipeline that achieves commercial operations or is sold. In arriving at the estimated value of BREP, no value was attributed to the BREP Development Pipeline.

BREP Valuation Conclusion

        In arriving at an opinion of the Fair Market Value of the Limited Partnership Units of BREP, CIBC has not attributed any particular weight to any specific methodology but has made qualitative judgments based on our experience in rendering such opinions. We did, however, place a greater reliance on the DCF approach as it is a principal valuation approach in the contracted power generation industry given that it captures fluctuations in cash flow profile over a long-term forecast, which is reflective of the long useful lives of the assets being valued. Additionally, in the case of BREP, it is the only methodology that captures the anticipated change in the profitability of the Fund Assets following expiry of existing PPAs, and the anticipated improvement in profitability of BRPI's Brazilian assets given the pricing dynamics in that market. Generally, we would not place a meaningful reliance on the comparable companies approach in assessing Fair Market Value as this approach may not reflect the value of a business on an en bloc basis. We would observe, however, that given the strong investor demand for yield, and yield-based products, the valuations of the comparable companies have appreciated strongly and in many cases are reflective of a value similar to an en bloc basis. With respect to the precedent transactions approach, the limited number of precedent transactions with publicly available transaction multiples limited our ability to place a meaningful reliance on this methodology.

        A summary of our approach to the BREP Valuation is shown below:

Summary of BREP Valuation

	Value per Limited Partnership Unit
Valuation Methodology	Low	High
Discounted Cash Flow Analysis	$22.56	$28.13
Precedent Transactions Analysis	$19.70	$27.11
Comparable Companies Trading Analysis	$18.08	$23.78

Fair Market Value Per Limited Partnership Unit of BREP	$21.50	$27.50

        Based upon and subject to the foregoing and such other factors as we considered relevant, CIBC is of the opinion that, as of September 12, 2011, the Fair Market Value of the Limited Partnership Units of BREP is in the range of $21.50 to $27.50 per Limited Partnership Unit.

FAIRNESS OPINION

        The conclusion of our Opinion is subject to all of the conditions, limitations, qualifications, disclaimers and assumptions reflected in and underlying the Valuations and Opinion, as described above. The analysis, investigations, research, testing of assumptions and conclusions reflected in and underlying the Valuations are integral to the provision of our Opinion.

        In arriving at its Opinion, CIBC considered several factors including, but not limited to, the following:

  a.
  the Fair Market Value of the Trust Units of the Fund;

  b.
  the Fair Market Value of the Limited Partnership Units of BREP;

  c.
  the accretion to distributable cash per unit arising from the Proposed Transaction;

  d.
  the increase in annual distributions to Unitholders expected following the close of the Proposed Transaction;

  e.
  improved tax profile for BREP beyond 2014, which is when the Fund's currently available tax shelter is otherwise expected to be fully utilized;

  f.
  BREP will gain access to a development pipeline which could support future growth;

  g.
  the cash flow concentration from any single facility will be lower following the Proposed Transaction; and

  h.
  the increased size of BREP and possible additional listing on NYSE may enhance trading liquidity and access to capital.

Fairness Opinion Conclusion

        Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of September 12, 2011, that the Consideration to be received by Unitholders pursuant to the Combination Agreement is fair, from a financial point of view, to the Minority Unitholders.

        Yours very truly,

        (Signed)_CIBC World Markets Inc.

 APPENDIX H

HISTORICAL FINANCIAL INFORMATION

Table of Contents

Page

Audited Combined Financial Statements of Brookfield's renewable power division (a division of Brookfield Renewable Power Inc.) as of and for the years ended December 31, 2010 and 2009 and as of January 1, 2009

H-2

Unaudited Combined Financial Statements of Brookfield's renewable power division (a division of Brookfield Renewable Power Inc.) as of June 30, 2011 and December 31, 2010 and for the six months ended June 30, 2011 and 2010

H-46
Management's Discussion and Analysis of Financial Results of Brookfield's renewable power division (a division of Brookfield Renewable Power Inc.)	H-65
Audited Balance Sheet of Brookfield Renewable Energy Partners L.P. as of August 31, 2011	H-76

BROOKFIELD RENEWABLE POWER DIVISION

A division of BROOKFIELD RENEWABLE POWER INC.

COMBINED FINANCIAL STATEMENTS

December 31, 2010

         Brookfield Renewable Power Inc. is a subsidiary of Brookfield Asset Management Inc.

 INDEPENDENT AUDITOR'S REPORT

To the Directors of Brookfield Renewable Power Inc.

        We have audited the accompanying Combined Financial Statements of Brookfield Renewable Power Division, a division of Brookfield Renewable Power Inc., which comprise the combined balance sheets as at December 31, 2010, December 31, 2009 and January 1, 2009 and the combined statements of income (loss), comprehensive loss, changes in equity and of cash flows for the years ended December 31, 2010 and December 31, 2009, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Combined Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Brookfield Renewable Power Division as at December 31, 2010, December 31, 2009 and January 1, 2009, and its financial performance and cash flows for the years ended December 31, 2010 and December 31, 2009 in accordance with International Financial Reporting Standards.

(Signed) "Deloitte & Touche LLP"

Chartered Accountants
Licensed Public Accountants

September 29, 2011
Toronto, Canada

BROOKFIELD RENEWABLE POWER DIVISION

COMBINED BALANCE SHEETS

US$ millions	Notes	December 31, 2010	December 31, 2009	January 1, 2009
Assets
Current assets
Cash and cash equivalents	5	$188	$173	$172
Trade and other receivables	6	146	168	83
Due from related parties	8	400	223	481

		734	564	736
Financial instrument assets	7	—	1	13
Securities held in related parties	8	—	476	—
Due from related parties	8	19	18	345
Equity-accounted and long-term
investments	9	269	283	277
Property, plant and equipment	10	12,173	12,876	11,851
Intangible assets	11	87	93	79
Deferred tax assets	17	276	218	63
Other long-term assets	12	316	307	189

		$13,874	$14,836	$13,553

Liabilities and Divisional Equity
Current liabilities
Accounts payable and other	13	$190	$194	$86
Financial instrument liabilities	7	25	18	3
Due to related parties	8	567	1,156	673
Credit and hydrology reserve facilities	8, 14	64	—	3
Corporate borrowings	15	—	—	369
Subsidiary borrowings	16	127	197	266

		973	1,565	1,400
Financial instrument liabilities	7	221	791	33
Due to related parties	8	101	63	95
Corporate borrowings	15	1,096	993	285
Subsidiary borrowings	16	3,707	3,475	3,144
Deferred tax liabilities	17	2,429	2,776	2,756
Other long-term liabilities	18	162	142	109

		8,689	9,805	7,822

Fund unit liability	18	1,355	899	284
Non-controlling interests	24	458	197	207
Common parent	19	3,372	3,935	5,240

		5,185	5,031	5,731

		$13,874	$14,836	$13,553

Approved on behalf of Brookfield Renewable Power Inc.:

JAMIE WALLACE Director	EDWARD C. KRESS Director

The accompanying notes are an integral part of these combined financial statements.

BROOKFIELD RENEWABLE POWER DIVISION

COMBINED STATEMENTS OF INCOME (LOSS)

Years ended December 31

US$ millions	Notes	2010	2009
Revenues	26	$1,045	$984
Direct operating costs	22	(328)	(279)

		717	705
Interest expense — borrowings		(404)	(348)
Share of cash earnings in equity-accounted investments	9	22	22
Current income taxes	17	(32)	(23)

		303	356

Other items
Depreciation and amortization	10,11	(446)	(321)
Unrealized financial instrument gains (losses)	7	584	(791)
Loss on Fund unit liability	18	(159)	(244)
Share of non-cash earnings in equity-accounted investments	9	(7)	(6)
Deferred income tax recovery	17	3	335
Other	26	16	91

Net income (loss)		$294	$(580)

Net income (loss) attributable to:
Non-controlling interests	24	35	28
Common parent		259	(608)

		$294	$(580)

The accompanying notes are an integral part of these combined financial statements.

BROOKFIELD RENEWABLE POWER DIVISION

COMBINED STATEMENTS OF COMPREHENSIVE LOSS

Years ended December 31

US$ millions	Notes	2010	2009
Net income (loss)		$294	$(580)

Other comprehensive (loss) income
Foreign currency translation		168	278
Available-for-sale securities		—	(1)
Financial instruments designated as cash flow hedges	7	—	19
Revaluations of property, plant and equipment	10	(959)	136
Share of other comprehensive loss in equity-accounted investments	9	—	(33)
Deferred tax recovery (provision) on above items, net	17	444	(47)

		(347)	352

Comprehensive loss		$(53)	$(228)

Comprehensive income (loss) attributable to:
Non-controlling interests	24	$51	$6
Common parent		(104)	(234)

		$(53)	$(228)

The accompanying notes are an integral part of these combined financial statements.

BROOKFIELD RENEWABLE POWER DIVISION

COMBINED STATEMENTS OF CHANGES IN EQUITY

Years ended December 31

US$ millions	Notes	2010	2009
Non-controlling interests
Balance, beginning of year	24	$197	$207
Net income attributable to non-controlling interests	24	35	28
Other comprehensive income (loss) attributable to non-controlling interests	24	16	(22)
Contributions from non-controlling interests	24	244	—
Distributions to non-controlling interests	24	(31)	(18)
Capital (injection) reduction and other	24	(3)	2

Balance, end of year	24	$458	$197

Common parent
Balance, beginning of year		$(1,271)	$—
Distributions to common parent		(614)	(1,271)

Balance, end of year		$(1,885)	$(1,271)

Retained earnings (deficit)
Balance, beginning of year		$(80)	$326
Net income (loss) attributable to common parent		259	(608)
Contributed surplus		155	202

Balance, end of year		$334	$(80)

Accumulated other comprehensive income
Balance, beginning of year		$5,286	$4,912
Other comprehensive (loss) income attributable to common parent		(363)	374

Balance, end of year	25	$4,923	$5,286

Total equity attributable to common parent		$3,372	$3,935

Total divisional equity		$3,830	$4,132

The accompanying notes are an integral part of these combined financial statements.

BROOKFIELD RENEWABLE POWER DIVISION

COMBINED STATEMENTS OF CASH FLOWS

Years ended December 31

US$ millions	Notes	2010	2009
Operating activities
Net income (loss)		$294	$(580)
Add (deduct) non-cash items:
Depreciation and amortization	10,11	446	321
Unrealized financial instrument (gains) losses	7	(584)	791
Loss on Fund unit liability	18	159	244
Share of non-cash earnings in equity-accounted investments	9	7	6
Deferred income tax recovery	17	(3)	(335)
Other		(87)	224
Dividends received from equity-accounted investments		37	18

		269	689
Net change in working capital balances	23	(51)	430

		218	1,119

Financing activities
Debt-borrowings	14,15,16	747	1,203
Debt-repayments	15,16	(951)	(811)
Capital provided by non-controlling interests	24	239	4
Sale of Fund units held by the Division	18	164	—
Issuance of new Fund units		—	375
Distributions:
— To non-controlling interests	24	(33)	(18)
— To unitholders of the Fund	18	(77)	(46)

		89	707

Investing activities
Due from related parties		(15)	(1,613)
Purchase of securities and long-term investments		(5)	(1)
Investment in:
Sustaining capital expenditures		(53)	(37)
Development and construction of renewable power generation		(247)	(124)
Change in restricted cash		23	(81)

		(297)	(1,856)

Foreign exchange gain on cash held in foreign currencies		5	31

Cash and cash equivalents
Increase		15	1
Balance, beginning of year		173	172

Balance, end of year		$188	$173

Supplemental cash flow information:
Interest paid		$(299)	$(207)
Interest received		$15	$14
Taxes paid		$(39)	$(32)

The accompanying notes are an integral part of these combined financial statements.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS

December 31, 2010

1.     CORPORATE REORGANIZATION AND BASIS OF PRESENTATION

  The business activities of the Brookfield Renewable Power Division (the "Division") consist of interests in subsidiaries owning a portfolio of renewable power generating facilities in Canada, the United States and Brazil, which have historically been held as part of the power generating operations of Brookfield Renewable Power Inc. ("Brookfield Renewable" or the "Company"). Brookfield Renewable is a wholly-owned subsidiary of Brookfield Asset Management Inc. ("Brookfield").

  In September 2011, Brookfield Renewable announced its intention to transfer the entire portfolio of renewable power generating facilities through a reorganization ("the Arrangement") such that the Division is acquired by holding entities, which will be wholly-owned by Brookfield Renewable Energy Partners L.P. ("BREP") a newly formed limited partnership. BREP will also assume Brookfield Renewable's term notes with maturities ranging from 2016 and 2036 (the "Brookfield Renewable Bonds") and the preferred shares of Brookfield Renewable Power Preferred Equity ("BRP Equity"). The Arrangement is subject to approval by Brookfield Renewable Power Fund (the "Fund") unitholders, the holders of preferred shares of BRP Equity and Brookfield Renewable's unsecured bondholders. The Arrangement is also subject to obtaining typical regulatory, governmental, corporate or contractual consents, assignments and approvals. After the Arrangement, Brookfield will hold, directly or indirectly, a 73% limited partnership interest on a fully exchanged basis and all general partnership units totaling a 0.01% general partnership interest in BREP.

  These combined financial statements have been prepared in connection with the Arrangement and represent the combined historical financial position, results of operations and cash flows of the Division, including the Brookfield Renewable Bonds and the preferred shares of BRP Equity that will be acquired by BREP. The assets of the Division are located in Canada, the United States and Brazil.

  As the financial statements for the Division have been prepared on a combined basis, the results may not necessarily reflect the financial position, results of operations, or cash flows that would have been achieved had the Division been operating as a separate entity during the periods reflected in the 2010 audited combined financial statements, nor do they necessarily reflect the results that may be achieved by the Division after the reorganization. Note 2 details the significant accounting policies used in the preparation of these combined financial statements.

  The registered office of the Company is Brookfield Place, Suite 300, 181 Bay Street, P.O. Box 762, Toronto, Ontario, M5J 2T3.

  All figures are presented in millions of United States dollars unless otherwise noted.

2.     SIGNIFICANT ACCOUNTING POLICIES

  a.     Statement of compliance

    The combined financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS"). No financial statements have been prepared or presented for the Division for previous periods and therefore these combined financial statements follow the requirements of IFRS 1 — First-time Adoption of IFRS ("IFRS 1") in its application of IFRS, as disclosed more fully in note 3 to these combined financial statements. The accounting policies used in the combined financial statements are based on the IFRS applicable as of December 31, 2010, and encompasses individual IFRS, International Accounting Standards ("IAS"), and interpretations made by the International Financial Reporting Interpretations Committee ("IFRIC") and the Standing Interpretations Committee ("SIC").

    The policies set out below were consistently applied to all the periods presented unless otherwise required under IFRS 1 and as described in note 3.

    These combined financial statements have been authorized for issuance by the Board of Directors of the Company on September 29, 2011.

  b.     Basis of presentation

    The combined financial statements include the accounts of the Brookfield Renewable Power Division and have been prepared from the accounting records of Brookfield Renewable, excluding the operations and entities that will not be acquired by BREP subject to the Arrangement as described in note 1 above. Although the Division does not constitute a separate or legal entity, the combined financial statements include the assets, liabilities, results of operations and cash flows of the Division, including those of subsidiaries held within the Division.

    All inter-entity accounts and transactions have been eliminated. Divisional equity represents the residual interest in the assets of the Division after deducting all of its liabilities. Contributions to equity are a result of transactions between the Division and Brookfield Renewable.

    Corporate debt that funds the Division's assets and operations has been assigned to the Division from Brookfield Renewable and is recorded in the combined financial statements. Similarly, the interest cost relating to such corporate debt is also allocated to the Division and included within the combined financial statements.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Taxes and operating expenses have been recorded based on the underlying accounting records of the individual entities that constitute the Division. Amounts relating to employee benefits, including pension benefits have been allocated to the Division in respect of Division employees. There have been no additional allocations of expenses to the Division.

  (i)    Subsidiaries

    The accounts of the Division are prepared by combining the financial statements of all entities that comprise the consolidated entity and its subsidiaries as defined in IAS 27 — Consolidated and Separate Financial Statements ("IAS 27"). Control exists when the Division has the power, directly or indirectly, to govern the financial and operating policies of an entity, so as to obtain benefits from its activities. Non-controlling interests in the equity of the Division's subsidiaries are shown separately in divisional equity in the combined balance sheets.

    The consolidated financial statements include the information and results of each subsidiary from the date on which the combined consolidated entity obtains control and until such time as the Division entity ceases to control such entity.

  (ii)   Equity-accounted investments and joint ventures

    Equity-accounted investments are entities over which the Division has significant influence or which it jointly controls. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but it is not control or joint control over those investees. Such investments are accounted for using the equity method. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. The Division accounts for its interests in jointly controlled entities using the equity method.

    Under the equity method, the carrying value of an interest in an investee is initially recognized at cost and adjusted for the Division's share of net income, other comprehensive income ("OCI"), distributions by the equity-accounted investment and other adjustments to the Division's proportionate interest in the investee.

  c.     Foreign currency translation

    All figures reported in the combined financial statements and tabular disclosures to the combined financial statements are reflected in millions of United States ("US") dollars, which is the functional currency of the Division. Each of the foreign operations included in these combined financial statements determines its own functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.

    Assets and liabilities of foreign operations having a functional currency other than the US dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries are included in OCI. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

    In preparing the combined financial statements of the Division, foreign currency denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable balance sheet date. Non-monetary assets and liabilities, denominated in a foreign currency and measured at fair value, are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets measured at historical cost are translated at the historical rate. Revenues and expenses are measured in the functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in income.

  d.     Cash and cash equivalents

    Cash and cash equivalents include cash on hand, demand deposits, and all highly liquid short-term investments with original maturities of three months or less. Restricted cash expected to be used within the next twelve months has been classified as cash and cash equivalents.

  e.     Property, plant and equipment and revaluation method

    Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method. Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. Revaluations are made on an annual basis to ensure that the carrying amount does not differ significantly from fair value.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Where the carrying amount of an asset increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized decrease recorded through income, with the remainder of the increase recognized in OCI and accumulated in equity under revaluation surplus. Where the carrying amount of an asset decreased, the decrease is recognized in OCI to the extent that a balance exists in revaluation surplus with respect to the asset, with the remainder of the decrease recognized in income as a revaluation decrease under IAS 16, Property, Plant and Equipment ("IAS 16").

    The Division determines the fair value of its property, plant and equipment using a twenty year discounted cash flow model, which includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates. Discount rates are calculated, giving consideration to the price risk and geographical location of the Division's facilities.

    Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 60 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 22 years
Gas-fired co-generating units	Up to 40 years
Other assets	Up to 60 years

    Costs are allocated to significant components of property, plant and equipment, and each component is depreciated separately. To ensure the accuracy of useful lives and residual values, a review is conducted annually. Depreciation is calculated based on the cost of the asset less its residual value. Depreciation commences when the asset is in the location and condition necessary for it to be capable of operating in the manner intended by management and ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is de-recognized. An item of property, plant and equipment and any significant component is de-recognized upon disposal or when no future economic benefits are expected from its use. Other assets includes equipment, buildings, and leasehold improvements. Other assets also include capital work-in-progress and land, which are not depreciated. Land, buildings, furniture and fixtures, leasehold improvements and office equipment are recorded at historical cost, less accumulated depreciation.

    The depreciation of property, plant and equipment owned in Brazil is based on the duration of the concession or authorization. The average remaining concession or authorization duration at December 31, 2010, is 21 years (December 31, 2009 — 24 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.

  f.      Asset impairment

    At each balance sheet date, management assesses whether there is any indication that assets are impaired. For non-financial tangible and intangible assets (including equity-accounted investments), an impairment is recognized, if the recoverable amount, determined as the greater of the estimated fair value, less costs to sell, and the discounted future cash flows generated from use and eventual disposal of an asset or cash generating unit, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management's best estimate of the most probable set of conditions anticipated to prevail. Should an impairment loss subsequently reverse, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously. Refer to note 2(i) for treatment of goodwill impairment.

  g.     Trade and other receivables

    Trade receivables are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectability.

  h.     Intangible assets

    Intangible assets with finite lives are carried at cost, less any accumulated amortization and any accumulated impairment losses, and are amortized on a straight-line basis over their estimated useful lives of 5 to 21 years. Amortization commences when the asset

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

    is in the condition necessary for it to be capable of operating in the manner intended by management and ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized.

    A service concession arrangement is an arrangement whereby a private sector entity (an operator) constructs or upgrades the infrastructure for public service, and operates and maintains that infrastructure for a specified period of time. The operator is paid for its services over the period of the arrangement. The grantor controls or regulates what services the operator using the assets must provide, to whom, and at what price, and also controls any significant residual interest in the assets at the end of the term of the arrangement. In Brazil, the power industry is regulated by the government and overseen by the National Agency of Electric Energy ("ANEEL").

    At December 31, 2010, the combined financial statements include service concession arrangements in place relating to one of the Brazilian subsidiaries. The price of power sold under these concessions is set by ANEEL at the beginning of the concession period and is based on the recovery of the Division's costs incurred each year. Prices are regulated periodically throughout the term of the concession at the discretion of ANEEL. The Division is responsible for operating the hydroelectricity facilities and to provide energy at ANEEL's regulatory and industry standards. At the end of the concession arrangement, the Division is obliged to return the hydroelectricity facilities and land to ANEEL. Additional investments or expansions made to the facilities operated under these concession arrangements by the Division must be authorized by ANEEL and the Division has the right to be reimbursed for any authorized additions made to the facility at the end of the concession term. No additions were made to the facilities throughout 2010 and no such obligation exists at December 31, 2010. Current service concession arrangements expire within a range of 5 to 21 years, at which time management expects to request renewal from ANEEL. There were no changes made to the terms of the service concession arrangement during the years presented.

    Revenues earned from the service concession arrangements are recognized in accordance with the revenue recognition policies used in these combined financial statements. The service concession arrangements are recognized as intangible assets as the Division has a contractual right to charge users of the public service, through its purchase price agreements. The service concession agreement is initially recognized at fair value and subsequently recorded using amortized cost. Amortization commences upon approval of the arrangement by the grantor, ANEEL, and is amortized on a straight-line basis over the term of the concession.

  i.      Goodwill

    Goodwill represents the excess of the aggregate of the consideration transferred (including contingent consideration), the acquisition date fair value of any previously held equity interest in the acquiree and the amount of any non-controlling interest in the acquiree over the net of the identifiable assets acquired and the liabilities assumed on the acquisition date. Goodwill is allocated to the cash generating unit to which it relates, which is the lowest level at which goodwill is monitored for internal management purposes and is not larger than the operating segment. Cash generating units are identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.

    Goodwill is evaluated for impairment annually, or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount, determined as the greater of the estimated fair value less costs to sell it or its value in use. Impairment losses recognized with respect to a cash generating unit are first allocated to the carrying value of goodwill, and any excess is allocated on a pro-rata basis to the carrying amount of assets in the cash generating unit. Any goodwill impairment is charged to income in the period in which the impairment is identified and is not reversed in subsequent periods.

  j.      Financial instruments

    All financial instruments are classified into one of the following categories: assets and liabilities at fair value through profit or loss, cash, loans and receivables, financial instruments used for hedging, available-for-sale and other financial liabilities. All financial instruments are recorded at fair value at recognition. Subsequent to initial recognition, financial assets classified as loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale financial assets and financial assets and liabilities classified as financial instruments used for hedging continue to be recognized at fair value through OCI. Other financial assets and liabilities and non-hedging financial instruments are recorded at fair value through profit and loss.

    Compound instruments contain both debt and equity features. The Division presents the liability and equity components separately upon recognition of such financial instruments. The amount of accretion relating to the liability component is recognized in profit or loss; and the amount of consideration relating to the equity component in recognized in equity, provided the equity component is not an embedded equity financial instrument.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

    The Division selectively utilizes derivative financial instruments to manage financial risks, including interest rate, commodity and foreign exchange risks. A derivative is a financial instrument, which requires no initial investment, settles at a future date, and has a value that changes in response to the change in a specified variable such as an interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure, and it is highly probable that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in equity by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship, unless the originally forecasted transaction is no longer expected to occur, at which point it is released to income. The fair values of derivative financial instruments are included in financial instrument assets or financial instrument liabilities, respectively.

    An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative causes some or all of the cash flows, that otherwise would be required by the contract, to be modified, according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, or other variable.

  (i)    Items qualifying as hedges

    Cash flow hedge

    The effective portion of unrealized gains and losses on interest rate forward and swap contracts designated as hedges of future interest rate payments are included in equity as cash flow hedges when the interest rate risk relates to an anticipated interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are recorded in income over the term of the corresponding interest payments.

    Net investment hedge

    Realized and unrealized gains and losses on foreign exchange forward contracts designated as hedges of currency risks are included in equity when the currency risk relates to a net investment in a subsidiary with a functional currency other than the US dollar and are included in income in the period in which the subsidiary is disposed.

  (ii)   Items not qualifying as hedges

    Upon initial recognition of a derivative financial instrument that is not designated as a hedge, a derivative asset or liability is recorded with an offsetting deferred liability or asset, respectively. Gains or losses arising from changes in fair value of the derivative asset or liability are recognized in income through fair value gains or losses in the period the changes occur. The deferred liability or asset is amortized through income, on a straight-line basis, over the life of the derivative financial instrument.

  k.     Revenue and expense recognition

    Revenue from the sale of electricity, ancillary services or capacity is recorded when the power is delivered or the ancillary service or capacity is provided. The revenue must be considered collectible and the costs incurred to provide the electricity, ancillary services or capacity to be measurable before recognizing the related revenue. Costs related to the purchases of power or fuel is recorded upon delivery. All other costs are recorded as incurred.

  l.      Income taxes

    Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current income tax assets and liabilities are included in trade and other receivables and accounts payable and other, respectively.

    Deferred tax is recognized on taxable temporary differences between the tax bases and the carrying amounts of assets and liabilities. Deferred tax is not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

    tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the balance sheet date.

    Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.

    Current and deferred income taxes are recorded based on the accounting records of the individual entities that are included within the Division. No additional allocation is considered necessary.

  m.    Business combinations

    The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business' identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, Business Combinations ("IFRS 3") are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value, less costs to sell, income taxes which are measured in accordance with IAS 12, Income Taxes and share-based payments which are measured in accordance with IFRS 2, Share-based Payment. The non-controlling interest in the acquiree is initially measured at the non-controlling interest's proportion of the net fair value of the net identifiable assets, liabilities and contingent liabilities recognized.

    To the extent that the aggregate of the fair value of consideration paid, the amount of any non-controlling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net identifiable tangible and intangible assets, goodwill is recognized. To the extent that this excess is negative, the excess is recognized as a gain in income.

    When a business combination is achieved in stages, previously held interests in the acquired entity are remeasured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquired business prior to the acquisition date that have previously been recognized in OCI are reclassified to income. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the financial statements will include provisional amounts for the items for which the accounting is incomplete. Within one year, the provisional amounts recognized at the acquisition date will be adjusted retrospectively to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. Upon disposal or loss of control of a subsidiary, the carrying amount of the net assets of the subsidiary (including any OCI relating to the subsidiary) are derecognized with the difference between any proceeds received and the carrying amount of the net assets recognized as a gain or loss in income.

  n.     Other items

  (i)    Capitalized costs

    Capitalized costs related to an asset under development include all eligible expenditures incurred in connection with the development and construction of the power generating asset until it is available for its intended use. The expenditures consist of directly attributable costs related to the asset. Interest and borrowings costs are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of interest and borrowing costs ceases when the asset is ready for its intended use.

  (ii)   Pension and employee future benefits

    Pension and employee future benefits are recognized in the combined financial statements in respect of employees of the operating entities within the Division. The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The combined financial statements use the accrued benefit pro-rated method, using the length of service and management's best estimate assumptions to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. For defined contribution plans, amounts are expensed based on employee entitlement. The combined financial statements use the 'corridor' method of recognizing actuarial gains and losses. The 'corridor' method is based on recognizing actuarial gains and losses that fall plus or minus 10% outside the 'corridor.'

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (iii)  Decommissioning, restoration and environmental liabilities

    Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured as the present value of the expected costs to settle the liability, discounted at a current pre-tax rate specific to the liability. The liability is accreted up to the date the liability will be incurred with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.

  (iv)  Borrowing costs

    Borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.

  (v)   Provisions

    A provision is a liability of uncertain timing or amount. A provision is recognized if the Division has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. The provision is measured at the present value of the best estimate of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.

  (vi)  Interest and dividend income

    Interest income is earned with the passage of time and is recorded on an accrual basis. Dividend income is recognized when the right to receive the payment has been established.

  o.     Critical estimates

    The Division makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the year. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the combined financial statements relate to the following:

  i)     Property, plant and equipment

    The fair value of the Division's property, plant and equipment is calculated using estimates and assumptions about future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in note 10. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of the Division's property, plant and equipment. See "Critical judgments in applying accounting policies" for further details.

    Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

  ii)    Financial instruments

    The Division makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years its best estimate of electricity prices that would allow new entrants into the market. See note 7 for more details.

  iii)   Deferred income taxes

    The combined financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

    rates and laws enacted or substantively enacted at the balance sheet date. Operating plans and forecasts are used to estimate when temporary difference will reverse.

  p.     Critical judgments in applying accounting policies

    The following are the critical judgments that have been made in applying the accounting policies used in the combined financial statements and that have the most significant effect on the amounts in the combined financial statements:

  (i)    Preparation of combined financial statements

    These combined financial statements present the financial position, results of operations and cash flows of the Brookfield Renewable Power Division of Brookfield Renewable. Judgment is required in determining what assets, liabilities and transactions are recognized in the combined financial statements as pertaining to the Division's operations.

  (ii)   Property, plant and equipment

    The accounting policy relating to the Division's property, plant and equipment is described in note 2 (e). In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

    Annually the Division determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is a twenty year discounted cash flow model. Twenty years is the period considered reasonable as the Division has twenty year capital plans and it believes a reasonable third-party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The cash flow uses estimates of future electricity prices, considering broker quotes for the years in which there is a liquid market and for the subsequent years, its best estimate of electricity prices that would allow new entrants into the market. The Division has concluded that combined cycle gas-fired generation plants are the most likely new market entrant and will therefore set replacement economics price levels. Accordingly, a judgment was made that long-term electricity price levels will be highly correlated with gas price levels and will include a carbon cost component to new entry in markets. Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated thereafter for inflation. Each operational facility has a twenty year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

  (iii)  Consolidation of Brookfield Renewable Power Fund

    Included within the Division is the 34% investment in the Fund, on a fully exchanged basis, down from 50.01% at the end of the prior year. As a result of the reduction in ownership share of the Fund, the Division reassessed whether it continued to control the Fund. In making this assessment, the Division considered the definition of control and guidance as set out in IAS 27. The Division has concluded that control does exist as it has the power to govern the financial and operating policies of the Fund under specific agreements. As a result, the Fund continues to be under the control of the Division, and the financial position, results of operations and cash flows of the Fund continue to be consolidated within the Division's combined financial statements.

  (iv)  Financial instruments

    The accounting policy relating to the Division's financial instruments is described in note 2 (j). In applying this policy, judgments are made in applying the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (v)   Deferred income taxes

    The accounting policy relating to the Division's income taxes is described in note 2 (l). In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

  (vi)  Common control transactions

    Common control business combinations specifically fall outside the scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions, considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. As a result, the combined financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor's financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

  q.     Future changes in accounting policies

  (i)    Financial instruments

    IFRS 9, Financial Instruments ("IFRS 9") was issued by the International Accounting Standards Board ("IASB") on October 28, 2010, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss ("FVTPL") and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 9 on the combined financial statements.

  (ii)   Consolidation

    IFRS 10, Consolidation ("IFRS 10") was issued by the IASB on May 12, 2011, and replaces SIC-12, Consolidation — Special Purpose Entities and parts of IAS 27. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under IAS 27, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 10 on the combined financial statements.

  (iii)  Joint arrangements

    IFRS 11, Joint Arrangements ("IFRS 11") was issued by the IASB on May 12, 2011, and replaces IAS 31, Interests in Joint Ventures ("IAS 31"), and SIC-13, Jointly Controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under IAS 31, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 11 on the combined financial statements.

  (iv)  Disclosure of interests in other entities

    IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12") was issued by the IASB on May 12, 2011. IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off-balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 12 on the combined financial statements.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (v)   Fair value measurement

    IFRS 13, Fair Value Measurement ("IFRS 13"), a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards, was issued by the IASB on May 12, 2011. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It supersedes the fair value guidance that currently exists in IAS 16 concerning the use of the revaluation method. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 13 on the combined financial statements.

  (vi)  Related party disclosures — revised definition of related parties

    On November 4, 2009, the IASB issued a revised version of IAS 24, Related Party Disclosures ("IAS 24"). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. Management is currently evaluating the impact of these amendments on the combined financial statements.

  (vii) Accounting for employee benefits and minimum funding requirements

    In November 2009, the IASB issued Prepayments of a Minimum Funding Requirement. The amendments correct an unintended consequence of IFRIC 14, IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction ("IFRIC 14"). Without the amendments, in some circumstances entities are not permitted to recognize as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct the problem. The amendments are effective for annual periods beginning on or after January 1, 2011, with earlier application permitted.

    In June 2011, the IASB issued significant amendments to IAS 19, Employee Benefits ("IAS 19"). These changes affect the recognition of actuarial gains and losses by removing the option to use the corridor approach and requiring immediate recognition in OCI. These OCI amounts cannot be recycled to the income statement. There are also changes to the recognition, measurement and presentation of past service costs, cost of benefits and finance expense or income relating to employee benefits. Further, termination benefits are recognized as a liability only when the entity can no longer withdraw the offer of the termination benefit or recognizes any related restructuring costs. There are additional disclosure requirements. The amendment is effective for periods beginning on or after January 1, 2013. Management is currently evaluating the impact of these amendments on the combined financial statements.

  (viii)  Extinguishing financial liabilities with equity instruments

    In November 2009, the IASB issued Interpretation 19, Extinguishing Financial Liabilities with Equity Instruments ("IFRIC 19"). This interpretation provides guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. IFRIC 19 clarifies that the entity's equity instruments issued to a creditor, which are part of the consideration paid to extinguish the financial liability are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. Differences between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity's profit or loss for the period. IFRIC 19 must be applied in annual periods beginning on or after July 1, 2010, with earlier application permitted. Management is currently evaluating the impact of IFRIC 19 on the combined financial statements.

  (ix)  Improvements to IFRS

    In May 2010, the IASB issued Improvements to IFRS — a collection of amendments to seven IFRS — as part of its program of annual improvements to its standards. The IASB uses the annual improvements project to make necessary, but non-urgent, amendments to IFRS that will not be included as part of another major project. The amendments are primarily effective for annual periods beginning on or after January 1, 2011. Management is currently evaluating the impact of these amendments on the combined financial statements.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (x)   Presentation of items of Other Comprehensive Income

    In June 2011, IASB issued amendments to IAS 1, Presentation of Financial Statements. These amendments include a requirement for entities to group items presented in OCI on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments), and emphasize the importance of presenting profit or loss and OCI together and with equal prominence. The amendment is effective for annual periods starting on or after July 1, 2012. Management is currently evaluating the impact of these amendments on the combined financial statements.

3.     ADOPTION OF IFRS

  No financial statements for the Division have been previously prepared or presented, therefore the annual combined financial statements as of and for the year ended December 31, 2010, are the first annual financial statements issued in respect of the Division. These combined financial statements apply IFRS 1 with a transition date and opening balance sheet date of January 1, 2009 (the "transition date").These combined financial statements have been prepared in accordance with the accounting policies described in note 2 and in accordance with the existing IFRS with an effective date of December 31, 2010 or earlier.

  a.     Mandatory exceptions to retrospective application

    In preparing these annual combined financial statements in accordance with IFRS 1, the Division has applied certain mandatory exceptions from full retrospective application of IFRS. The mandatory exceptions from full retrospective application of IFRS are described below.

  (i)    Hedge accounting

    Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in the Division's results under IFRS. Any derivatives not meeting the IAS 39 criteria for hedge accounting were recorded as non-hedging derivative financial instruments.

  (ii)   Estimates

    Hindsight was not used to create or revise estimates. Estimates reflect conditions that existed at the point in time the estimate applies to.

  (iii)  Non-controlling interests

    Total comprehensive income (loss) is attributed to the common parent and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. The combined financial statements accounts for changes in ownership interests in a subsidiary that does not result in a loss of control in accordance with the requirements as set out in IAS 27 prospectively from the transition date.

  b.     Elected exemptions from full retrospective application

    In preparing these annual combined financial statements in accordance with IFRS 1, the Division has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

  (i)    Business combinations

    These combined financial statements apply the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations. Accordingly, the business combinations that took place prior to the transition date have not been restated.

  (ii)   Employee benefits

    All cumulative actuarial gains and losses for the employee benefit plans included within these combined financial statements are recognized as of the transition date in opening deficit.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

3.     ADOPTION OF IFRS (Continued)

  (iii)  Cumulative translation differences

    The previously accumulated cumulative translation account, which is included in accumulated OCI, has been set to zero at the transition date. This exemption has been applied to all foreign operations.

  (iv)  Service concession arrangements

    The Division has elected to apply the transitional provisions set out in IFRIC 12, Service Concession Arrangements ("IFRIC 12"), to not apply IFRIC 12 retrospectively to past concession arrangements.

  (v)   Borrowing costs

    The Division has elected to apply the transitional provisions set out in IAS 23, Borrowing Costs, to capitalize borrowing costs prospectively from the commencement date of all qualifying assets occurring on or after January 1, 2009, as permitted by IFRS 1.

4.     PRINCIPAL SUBSIDIARIES

  The following table lists the subsidiaries of the Division which, in the opinion of management, significantly affects its results or assets:

		Proportion ofp ownership interest held by the Division		Proportion of the voting power held by the Division
	Country of incorporation or registration/operations
		2010	2009	2010	2009
Name of Entity
		%	%	%	%
Brookfield Renewable Power Fund(1)(2)	Canada	34	50	34	50
Catalyst Old River Hydroelectric Limited Partnership	United States	75	75	75	75
Erie Boulevard Hydropower L.P.	United States	100	100	100	100
Brookfield Energia Renovavel S.A.	Brazil	100	100	100	100
Itiquira Energetica S.A.	Brazil	100	100	100	100

  (1)
  The proportion of voting power of the Fund is on a fully-exchanged basis.

  (2)
  The Fund is a publicly traded income fund listed on the Toronto Stock Exchange.

5.     CASH AND CASH EQUIVALENTS

  The Division's cash and cash equivalents are comprised of the following:

US$ millions	December 31, 2010	December 31, 2009	January 1, 2009
Cash	$87	$64	$44
Short-term deposits	77	80	93
Restricted cash	24	29	35

	$188	$173	$172

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

6.     TRADE AND OTHER RECEIVABLES

  The composition of the Division's trade and other receivables is as follows:

US$ millions	December 31, 2010	December 31, 2009	January 1, 2009
Trade receivables	$111	$117	$52
Prepaids and other	35	51	31

	$146	$168	$83

  The following is an aged analysis of trade receivables, net of allowances for doubtful accounts, at the balance sheet date:

US$ millions	December 31, 2010	December 31, 2009
0-60 days	$108	$117
61-90 days	1	—
> 90 days	2	—

	$111	$117

  Trade receivables are generally on 30 day terms. The balance of trade receivables outstanding at December 31, 2010, are not considered impaired based on the credit worthiness of the counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. At December 31, 2010, no amounts were included in the allowance for doubtful accounts in respect of trade receivables.

7.     RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

  RISK MANAGEMENT

  The Division's activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and currency risk), credit risk and liquidity risk. The Division uses financial instruments primarily to manage these risks.

  a.
  Market risk

    Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Division will fluctuate because of changes in market prices.

    The Division faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities. Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by the Division that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

  (i)
  Commodity price risk

    Commodity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Division will fluctuate because of changes in commodity prices. Commodity price risk arises from the sale of the Division's uncontracted generation, as well as impacts on the carrying values of the Division's non-financial derivative contracts.

    The Division sells electricity under long-term contracts to mitigate its exposure to wholesale markets. As of December 31, 2010, a significant portion of the Division's generation was sold pursuant to power purchase agreements ("PPAs"), either directly or through other entities of Brookfield Renewable. Certain of the long-term contracts are considered financial instruments, and are recorded at fair value in the combined financial statements with the change in fair value being recorded in income as "Unrealized financial instrument gains (losses)".

    The current methodology for determining the net position of the Division's energy contracts uses observable data up to 2014, as the market is sufficiently liquid. Beyond that point, where there is insufficient liquidity in the electricity market to continue to use

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

7.     RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

    observable data, the remaining term of the contract is valued using management's best estimate of long-term market gas prices and heat rates to convert natural gas into electricity. As of December 31, 2010, an increase of 5% in the market price of electricity, with all other variables remaining constant, would have decreased the unrealized financial instrument gain by $125 million, and a decrease of 5% in the market price of electricity, would have increased the unrealized financial instrument gain by $139 million.

  (ii)
  Interest rate risk

    Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Division will fluctuate, because of changes in interest rates.

    The Division's assets largely consist of long duration physical assets. Accordingly, the Division's financial liabilities consist primarily of long-term fixed rate debt or floating rate debt that has been swapped to fixed rates with interest rate financial instruments. All non-derivative financial liabilities are recorded at their amortized cost. The Division also holds interest rate contracts to lock-in fixed rates on anticipated future debt issuances.

    Fluctuations in interest rates could impact the Division's cash flows, primarily with respect to the interest payable against the Division's variable rate debt, which is limited to certain subsidiary borrowings with a total principal value of $1,140 million. Of this $1,140 million variable rate debt, $463 million has been hedged through the use of interest rate swaps. The Division's subsidiaries will enter into agreements designed to minimize the exposure to interest rate fluctuations on these debts. The fair values of the recognized liability for these agreements were calculated using a valuation model with observable interest rates.

    For the year ended December 31, 2010, a 100 basis point increase or decrease in interest rates, assuming that all other variables remained the same, would result in a $7 million decrease or increase in the Division's net income and a $1 million gain or loss in the Division's OCI due to changes in the fair value of the Division's interest rate swap agreements.

  (iii)
  Currency risk

    Changes in the Canadian and Brazilian currency rates will impact the carrying value of assets and liabilities denominated in currencies other than the US dollar.

    To mitigate these risks, the Division designates certain monetary liabilities as hedges against its net investment in the Canadian subsidiaries. In addition, management monitors the risk associated with foreign exchange rate fluctuations and, from time to time, may enter into forward foreign exchange contracts or employ other hedging strategies.

    The Division is also exposed to foreign exchange risk arising on the translation of foreign monetary assets and liabilities recorded in its US functional subsidiaries. Gains and losses arising on the translation of these items are included in the statements of income (loss) under the "Other" caption.

    For the year ended December 31, 2010, a 1% increase or decrease in the Canadian dollar against the US dollar on the Division's Canadian dollar denominated financial assets and liabilities, assuming that all other variables had remained the same, would have resulted in a $11 million and a $25 million decrease or increase in net income and OCI, respectively. The impact of this potential fluctuation is mitigated in part by the Division's hedges of its net investment in foreign operations. In addition, a 1% increase or decrease in the Brazilian real against the US dollar on the Division's Brazilian real denominated financial assets and liabilities would have resulted in a decrease or increase in OCI of approximately $4 million.

  b.
  Credit risk

    Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The Division's exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts, and physical electricity and gas transactions.

    The Division minimizes credit risk with counterparties to financial instruments and physical electricity and gas transactions through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, collateral and other credit risk mitigation techniques. In addition, the Division's power purchase agreements are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. As of December 31, 2010, 97% of the Division's trade receivables of $111 million were current. See note 6 for additional details regarding the Division's trade receivables balance.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

7.     RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

  c.
  Liquidity risk

    Liquidity risk is the risk that the Division cannot meet a demand for cash or fund an obligation when due. Liquidity risk is mitigated by the Division's cash and cash equivalent balances, its access to undrawn credit and hydrology reserve facilities.

    The Division is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the diversification in maturity dates over an extended period of time.

    The cash obligations related to the Division's financial liabilities as of December 31, 2010 were:

US$ millions	Less than 1 year	2-5 years	More than 5 years	Total
Accounts payable and other	$190	$—	$—	$190
Financial instrument liabilities(1)	15	11	—	26
Due to related parties	567	101	—	668
Credit and hydrology reserve facilities	64	—	—	64
UBP payment liability	—	21	260	281
Long-term debt
Subsidiary borrowings	137	1,429	2,312	3,878
Corporate borrowings	—	—	1,102	1,102
Interest expense(2)
Subsidiary borrowings	230	661	870	1,761
Corporate borrowings	61	244	350	655

Total	$1,264	$2,467	$4,894	$8,625

(1)
Financial instrument liabilities exclude amounts determined to be non-financial derivatives.

(2)
Represents aggregate interest expense expected to be paid over the term of the obligations. Variable rate interest payments have been calculated based on rates in effect on December 31, 2010.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

7.     RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

  FINANCIAL INSTRUMENT DISCLOSURES

  The Division classifies its assets and liabilities as outlined below:

	Financial assets and liabilities
December 31, 2010 US$ millions	Cash, loans and receivables	Assets (liabilities) at FVTPL	Financial instruments used for hedging	Available- for-sale	Other financial liabilities	Non-financial assets and liabilities	Total
Cash and cash equivalents	$188	$—	$—	$—	$—	$—	$188
Trade and other receivables(1)	111	—	—	—	—	35	146
Due from related parties(1)	419	—	—	—	—	—	419
Equity-accounted and long-term investments	—	—	—	6	—	263	269
Property, plant and equipment	—	—	—	—	—	12,173	12,173
Intangible assets	—	—	—	—	—	87	87
Deferred tax assets	—	—	—	—	—	276	276
Other long-term assets	156	—	—	—	—	160	316

Total assets	$874	$—	$—	$6	$—	$12,994	$13,874

Accounts payable and other(1)	$—	$—	$—	$—	$(190)	$—	$(190)
Financial instrument liabilities	—	(220)	(26)	—	—	—	(246)
Due to related parties(1)	—	—	—	—	(668)	—	(668)
Credit and hydrology reserve facilities	—	—	—	—	(64)	—	(64)
Subsidiary borrowings(1)	—	—	—	—	(3,834)	—	(3,834)
Corporate borrowings(1)	—	—	—	—	(1,096)	—	(1,096)
Deferred tax liabilities	—	—	—	—	—	(2,429)	(2,429)
Other long-term liabilities(2)	—	(1,355)	—	—	(162)	—	(1,517)

Total liabilities	$—	$(1,575)	$(26)	$—	$(6,014)	$(2,429)	$(10,044)

(1)
Trade and other receivables, accounts payable and other, due from and due to related parties, corporate borrowings, and subsidiary borrowings are measured at fair value at inception and are subsequently recorded at amortized cost using the effective interest rate method.

(2)
Refer to note 18 for items included in "Other long-term liabilities".

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

7.     RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

	Financial assets and liabilities
December 31, 2009 US$ millions	Cash, loans and receivables	Assets (liabilities) at FVTPL	Financial instruments used for hedging	Available- for-sale	Other financial liabilities	Non-financial assets and liabilities	Total
Cash and cash equivalents	$173	$—	$—	$—	$—	$—	$173
Trade and other receivables(1)	117	—	—	—	—	51	168
Financial instrument assets	—	1	—	—	—	—	1
Due from related parties(1)	241	—	—	—	—	—	241
Securities held in related parties	—	—	—	476	—	—	476
Equity-accounted and long-term investments	—	—	—	5	—	278	283
Property, plant and equipment	—	—	—	—	—	12,876	12,876
Intangible assets	—	—	—	—	—	93	93
Deferred tax assets	—	—	—	—	—	218	218
Other long-term assets	178	—	—	—	—	129	307

Total assets	$709	$1	$—	$481	$—	$13,645	$14,836

Accounts payable and other(1)	$—	$—	$—	$—	$(194)	$—	$(194)
Financial instrument liabilities	—	(783)	(26)	—	—	—	(809)
Due to related parties(1)	—	—	—	—	(1,219)	—	(1,219)
Subsidiary borrowings(1)	—	—	—	—	(3,672)	—	(3,672)
Corporate borrowings(1)	—	—	—	—	(993)	—	(993)
Deferred tax liabilities	—	—	—	—	—	(2,776)	(2,776)
Other long-term liabilities(2)	—	(899)	—	—	(142)	—	(1,041)

Total liabilities	$—	$(1,682)	$(26)	$—	$(6,220)	$(2,776)	$(10,704)

(1)
Trade and other receivables, accounts payable and other, due from and due to related parties, corporate borrowings, and subsidiary borrowings are measured at fair value at inception and are subsequently recorded at amortized cost using the effective interest rate method.

(2)
Refer to note 18 for items included in "Other long-term liabilities".

  The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which the Division has immediate access. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

  Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable. The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

7.     RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

  Financial instruments measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

    i.
    Level 1 — inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

    ii.
    Level 2 — inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

    iii.
    Level 3 — inputs for the asset or liability that are not based on observable market data.

  The following table presents the Division' financial assets and financial liabilities measured at fair value classified by the fair value hierarchy as of December 31, 2010:

US$ millions	Level 1	Level 2	Level 3
Fund unit liability	$—	$(1,355)	$—
Financial instrument assets and liabilities
Energy contracts	—	(21)	(199)
Interest rate swaps	—	(23)	—
Foreign exchange contracts	—	(3)	—

Total	$—	$(1,402)	$(199)

  There were no transfers between levels 1 and 2 during the year. Interest rate swaps and foreign exchange contracts were transferred from level 3 to level 2, as the lowest level of inputs used to assess their fair value are available and observable and are categorized as level 2 as of December 31, 2010.

  The following table presents the changes in fair value measurements for the Division's net financial instrument position included in level 3 of the fair value hierarchy as set out above:

US$ millions	Level 3
Balance, December 31, 2009	$(808)
Settled	(34)
Price change for existing financial instruments	643
Transfers from level 3 to level 2	26
Foreign exchange and other	(26)

Balance, December 31, 2010	$(199)

  The aggregate amount of the Division's net financial instrument positions are as follows:

US$ millions	Note		December 31, 2010	December 31, 2009	January 1, 2009
Energy contracts	(a	)	$(220)	$(782)	$10
Interest rate swaps	(b	)	(23)	(24)	(33)
Foreign exchange contracts	(c	)	(3)	(2)	—

			$(246)	$(808)	$(23)

  The following table presents the change in the Division's total net financial instrument position during the year:

	Notes
Net financial instrument position, December 31, 2009			$(808)
Increases (decreases) in the net financial instrument position:
Unrealized financial instrument gains through income on energy contracts	(a	)	584
Unrealized financial instrument gains through OCI on interest rate swaps	(b	)	1
Unrealized financial instrument losses through OCI on foreign exchange contracts	(c	)	(1)
Foreign exchange and other			(22)

Net financial instrument position, December 31, 2010			$(246)

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

7.     RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

  a.
  Energy contracts

    The Division has entered into energy contracts primarily to eliminate the price risk on the sale of future power generation. Certain energy contracts are recorded in the Division's combined financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

    The change in the fair values of the Division's energy contracts during the year are a result of the current weakening energy price environment.

    The fair values of the Division's energy contracts are as follows:

US$ millions	December 31, 2010	December 31, 2009	January 1, 2009
Current financial instrument assets	$—	$—	$—
Non-current financial instrument assets	—	1	13
Current financial instrument liabilities	(10)	(3)	(3)
Non-current financial instrument liabilities	(210)	(780)	—

	$(220)	$(782)	$10

    As of December 31, 2010, the Division had total financial instrument liabilities of $220 million relating to non-financial energy contracts, including $199 million (2009 — $778 million) for contracts with related parties.

    For the year ended December 31, 2010, the Division's unrealized gain on energy contracts, included in income was $584 million gain (2009 — $791 million loss).

  b.
  Interest rate swaps

    The Division has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock-in interest rates on future debt refinancing. All interest rate swap contracts are recorded in the combined financial statements at an amount equal to fair value.

    The fair values of the Division's interest rate swap contracts are as follows:

US$ millions	December 31, 2010	December 31, 2009	January 1, 2009
Current financial instrument assets	$—	$—	$—
Non-current financial instrument assets	—	—	—
Current financial instrument liabilities	(12)	(13)	—
Non-current financial instrument liabilities	(11)	(11)	(33)

	$(23)	$(24)	$(33)

    At December 31, 2010, agreements with a total notional value of $900 million were outstanding (2009 — $546 million). The yield of these agreements range from 2.03% to 4.72% (2009 — 2.71% to 4.62%).

    For the year ended December 31, 2010, the gain included in OCI related to interest rate swaps was $1 million, net of income taxes (2009 — $10 million).

  c.
  Foreign exchange contracts

    The Division has entered into foreign exchange contracts primarily to minimize exposure to fluctuations in foreign currencies in which it and its subsidiaries operate. All foreign exchange contracts are recorded in the Division's combined financial statements at an amount equal to fair value.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

7.     RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

    The fair values of the Division's foreign exchange contracts are as follows:

US$ millions	December 31, 2010	December 31, 2009	January 1, 2009
Current financial instrument assets	$—	$—	$—
Non-current financial instrument assets	—	—	—
Current financial instrument liabilities	(3)	(2)	—
Non-current financial instrument liabilities	—	—	—

	$(3)	$(2)	$—

    The notional amount at December 31, 2010 of the foreign exchange contracts was $180 million (2009 — $61 million).

    For the year ended December 31, 2010, the loss included in OCI related to foreign exchange contracts was $1 million (2009 — $1 million).

8.     RELATED PARTY TRANSACTIONS

  The Division enters into transactions with Brookfield Renewable, Brookfield and their subsidiaries. The following table summarizes the balances receivable from/payable to related parties:

US$ millions	Notes	December 31, 2010	December 31, 2009	January 1, 2009
Amount due from Brookfield/Brookfield Renewable	A	$377	$223	$481
Note receivable from an equity-accounted investment	B	23	—	—

Due from related parties — short-term		$400	$223	$481

Securities held in related parties	C	$—	$476	$—

Notes receivable from Brookfield	D	$—	$—	$330
Note receivable from an equity-accounted investment	E	19	18	15

Due from related parties — long-term		$19	$18	$345

Due to related parties — short-term	C, F, H	$567	$1,156	$673

Hydrology reserve facility	G	$8	$—	$3

Due to related parties — long-term	H	$101	$63	$95

  The following table summarizes the impact of the related party transactions for the year included in the statements of income (loss):

US$ millions	Notes	2010	2009
Revenues and other income
Sale of power to or guaranteed by Brookfield Renewable	I	$205	$195

Expenses
Energy purchase from Brookfield Renewable	J	$42	$26
Operations, maintenance and administration services provided by related parties	K	17	9
Interest expense on notes payable to subsidiaries of Brookfield/Brookfield Renewable	C, F, H	40	52
Insurance services — Brookfield	L	15	11

		$114	$98

  The following is a summary of related party transactions:

  A.
  Amount due from Brookfield/Brookfield Renewable is non-interest bearing and due on demand.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

8.     RELATED PARTY TRANSACTIONS (Continued)

  B.
  As of December 31, 2010, the Division had a note receivable from an equity-accounted investment of $23 million (2009 — $nil). The note receivable is non-interest bearing and due on demand.

  C.
  The Division's portfolio of securities held in related parties is comprised of preferred shares of Brookfield Renewable issued in September 2009 and redeemed in February 2010. A due to Brookfield Renewable for the same nominal amount bearing interest at an annual rate of 14% is included within Due to related parties — short-term.

  D.
  The Division holds long-term notes receivable from Brookfield. These notes are unsecured, and non-interest bearing.

  E.
  The note receivable from an equity-accounted investment is due December 2020 and bears interest at an annual rate between 10% and 18%. The rate for 2010 was 10% (2009 — 16%).

  F.
  Due to related parties — short-term is due on demand. Most due to related parties is non-interest bearing. Exceptions bear at an annual rate ranging between 5.8% and 14%. During 2010, the Division recorded $29 million (2009 — $32 million) of interest expense related to these notes payable.

  G.
  Brookfield Renewable has provided a hydrology reserve facility (the "Facility") totalling $40 million (2009 — $25 million) to the Fund to be used to maintain cash distributions to unitholders due to changes in hydrology from year to year, with no annual drawdown limit (maximum drawdown in 2009 — $8 million). The Facility is available until 2017, with any balances due in 2022, is unsecured, bears interest at the prime rate or banker's acceptance rate of a Canadian chartered bank plus 2% and is repayable from revenues in years when electricity generated and delivered exceeds average levels. The balance owing on the Facility at December 31, 2010 is $8 million (2009 — $nil).

  H.
  The Division issued notes payable to a wholly-owned subsidiary of Brookfield. As of December 31, 2010, the balances payable on the notes were $31 million and $101 million, classified as current and long-term due to related parties, respectively (2009 — $31 million and $63 million, respectively). During 2010, the Division recorded $11 million (2009 — $20 million) of interest expense related to these notes payable.

  I.
  Pursuant to power purchase and price guarantee agreements, the Division will sell to Brookfield Renewable energy at rates ranging between $30/MWh and $68/MWh. These agreements mature between 2019 and 2029, the latter renewing indefinitely.

  J.
  Brookfield Renewable, acting as an agent on behalf of the Division, will secure the price of gas to be purchased by the Division until the end of 2013 for a weighted average price of $6/MMbtu.

  K.
  Brookfield Renewable through affiliates operates and maintains and/or provides administrative services to multiple subsidiaries of the Division. Brookfield Renewable is reimbursed for all direct costs incurred. Also, under management, operations and maintenance agreements, Brookfield Renewable operates and maintains and/or provides administrative services for annual management fees.

  L.
  In the normal course of operations, an insurance broker affiliated with Brookfield, entered into transactions with the Division to provide insurance. These transactions are measured at fair value. The total cost incurred in 2010 for insurance products and services was $15 million (2009 — $11 million) and is included in direct operating costs. $10 million of revenue has been included in "Other" on the statements of income (loss) for insurance claims for 2010 (2009 — $3 million).

  M.
  In August 2009, Brookfield Renewable and the Division agreed to amend a power purchase agreement and a guarantee agreement with two of the Division's subsidiaries to increase the purchase price and guarantee price to $68/MWh. The price escalation provisions continue in the amended contracts. An amount of $349 million was paid for the contract amendments and, in accordance with IFRS and the Division's accounting policies, the amount was recorded in common parent equity.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

  All amounts outstanding with related parties are unsecured. No expense has been recognized in the year for doubtful accounts in respect of balances receivable from/payable to related parties.

  The following table summarizes balances between the Division and its equity-accounted investments:

	As of December 31, 2010		As of December 31, 2009
US$ millions	Due from the Division	Due to the Division	Due from the Division	Due to the Division
Bear Swamp Power Co. L.L.C.	$—	$—	$—	$—
Powell River Energy Inc.	—	19	—	18
Pingston Power Inc.	—	—	—	—
Galera Centrais Elétricas S.A.	—	—	—	—
Coram California Development L.P.	—	23	—	—

	$—	$42	$—	$18

9.     EQUITY-ACCOUNTED INVESTMENTS

  The following are the Division's equity-accounted and long-term investments:

	Ownership interest			Carrying value
US$ millions	December 31, 2010	December 31, 2009	January 1, 2009	December 31, 2010	December 31, 2009	January 1, 2009
Bear Swamp Power Co. L.L.C.	50%	50%	50%	$95	$116	$143
Powell River Energy Inc.	50%	50%	50%	40	46	39
Pingston Power Inc.	50%	50%	50%	43	46	36
Galera Centrais Elétricas S.A.	50%	50%	50%	80	68	59
Coram California Development L.P.	50%	50%	—	5	2	—

				$263	$278	$277
Other investments				6	5	—

				$269	$283	$277

Name of Entity	Form of business structure	Place of incorporation and principal place of operation	Investment type	Class of share/unit held
Bear Swamp Power Co. L.L.C.	Limited liability company	United States	Joint venture	Ordinary
Powell River Energy Inc.	Incorporated	Canada	Joint venture	Ordinary
Pingston Power Inc.	Incorporated	Canada	Joint venture	Ordinary
Galera Centrais Elétricas S.A.	Incorporated	Brazil	Joint venture	Ordinary
Coram California Development L.P.	Limited partnership	United States	Joint venture	Limited partnership

  The following table presents the changes in the Division's equity-accounted and long-term investments:

US$ millions	2010	2009
Equity-accounted and long-term investments, beginning of year	$283	$277
Share of profits in equity-accounted investments	15	16
Share of other comprehensive losses in equity-accounted investments	—	(33)
Dividends received	(15)	(18)
Other	(14)	41

Equity-accounted and long-term investments, end of year	$269	$283

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

9.     EQUITY-ACCOUNTED INVESTMENTS (Continued)

  The following tables summarize certain financial information of equity-accounted investments:

	December 31, 2010				December 31, 2009
US$ millions	Current assets	Long-term assets	Current liabilities	Long-term liabilities	Current assets	Long-term assets	Current liabilities	Long-term liabilities
Bear Swamp Power Co. L.L.C.	$31	$467	$(21)	$(301)	$40	$459	$(9)	$(265)
Powell River Energy Inc.	5	230	(4)	(150)	7	246	(6)	(151)
Pingston Power Inc.	3	155	(2)	(68)	2	115	(2)	(66)
Galera Centrais Elétricas S.A	7	138	(1)	(3)	6	138	(1)	(4)
Coram California Development L.P.	11	17	(23)	—	—	—	—	—

	Year ended December 31, 2010			Year ended December 31, 2009
US$ millions	Revenue	Income (loss)	Share of income (loss)	Revenue	(Loss) income	Share of (loss) income
Bear Swamp Power Co. L.L.C.	$69	$29	$14	$81	$22	$11
Powell River Energy Inc.	20	(5)	(2)	17	2	1
Pingston Power Inc.	9	3	1	8	1	—
Galera Centrais Elétricas S.A.	13	3	2	23	8	4
Coram California Development L.P.	—	—	—	—	—	—

	$111	$30	$15	$129	$33	$16

10.   PROPERTY, PLANT AND EQUIPMENT

  The composition of the net book value of the Division's property, plant and equipment, is presented in the following table:

				Generating units
US$ millions	Dams	Penstocks	Powerhouses	Hydro- electric	Wind	Gas- fired	Other Assets(1)	Total
At January 1, 2009	$7,676	$768	$880	$1,586	$302	$44	$595	$11,851
Foreign exchange	949	38	27	76	48	10	54	1,202
Additions/transfers	10	21	1	36	—	—	(10)	58
Revaluation recognized through OCI	(11)	7	—	78	30	12	20	136
Disposals	(1)	—	—	—	—	(1)	(49)	(51)
Revaluation recognized through income	(3)	—	—	—	—	(4)	—	(7)
Depreciation	(153)	(26)	(29)	(48)	(20)	(1)	(36)	(313)

At December 31, 2009	$8,467	$808	$879	$1,728	$360	$60	$574	$12,876

Foreign exchange	$138	$13	$33	$60	$19	$2	$29	$294
Additions/transfers	93	2	1	30	185	1	36	348
Revaluation recognized through OCI	(974)	—	—	—	13	8	(6)	(959)
Disposals	1	(1)	—	(3)	—	—	(2)	(5)
Revaluation recognized through income	60	—	—	—	—	(3)	—	57
Depreciation	(243)	(28)	(32)	(75)	(22)	(7)	(31)	(438)

At December 31, 2010	$7,542	$794	$881	$1,740	$555	$61	$600	$12,173

(1)
Included within the "Other assets" category are land, roads, transmission and distribution systems, decommissioning assets, leasehold improvements and construction work-in-progress.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

10.   PROPERTY, PLANT AND EQUIPMENT (Continued)

  The gross amount of property, plant and equipment at December 31, 2010 was $12,729 million (2009 — $13,110 million) and accumulated depreciation was $556 million (2009 — $234 million). Depreciation expense for the year was $438 million (2009 — $313 million).

  Certain of the Division's property, plant and equipment, comprised of dams, penstocks, powerhouses, hydroelectric, wind, and gas-fired generating units are carried at revalued amounts as opposed to historical cost. These items of property, plant and equipment were revalued by using a discounted cash flow valuation model that incorporates management's expectations about future electricity prices in geographic areas in which it operates, anticipated long-term average generation, estimated capital expenditures for each of the Division's respective plants over a twenty-year period, and assumptions about future inflation rates and discount rates. The valuation model also incorporates future cash inflows from power purchase agreements that are already in place with certain of the Division's customers and Brookfield Renewable, and estimated future major maintenance expenditures over a twenty-year period. The Division valued the property, plant and equipment using inputs, which vary according to the type and location of the asset.

  The key valuation metrics of the discounted cash flow valuation model at December 31, 2010, and December 31, 2009, the dates of our last revaluations, are set out in the following table:

	United States		Canada		Brazil
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Discount rate	7.4%	7.9%	6.4%	7.1%	10.8%	11.0%
Terminal capitalization rate	7.9%	8.4%	7.1%	7.9%	n/a	n/a
Exit date	2030	2029	2030	2029	2029	2029

  The valuation metrics above are based on weighted-average, post-tax discount and terminal capitalization rates. The valuations are impacted primarily by the discount rate and anticipated long-term electricity prices.

  Property, plant and equipment subject to revaluation was valued at $7,811 million on transition to IFRS on January 1, 2009. A revaluation increase of $136 million recorded on December 31, 2009, and a revaluation decrease of $959 million was recorded on December 31, 2010, the date of the latest revaluation.

  The revaluation decrease recognized on the property, plant and equipment was largely offset by a decrease in the valuation of the energy contracts, which was recognized through the statements of income (loss). See note 7 for more details.

  As construction work-in-progress is completed, it is fair valued and transferred from "Other assets" to the respective asset class. Construction work-in-progress is considered to be substantially complete once the asset is available for use in commercial operation. Commercial operation is defined as the point in time when the asset is able to produce power for sale.

  For the year ended December 31, 2010, $3 million of interest was capitalized (2009 — $8 million) and the average borrowing rate for the year was 5.12% (2009 — 7.66%).

  For the year ended December 31, 2010, the Division recognized a net revaluation recovery of $40 million included in "Other" in the statements of income (loss) (2009 — $7 million revaluation recovery) due to changes in discount rates and long-term electricity prices in the valuation model.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

10.   PROPERTY, PLANT AND EQUIPMENT (Continued)

  Had the Division revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation, would have been as follows as of December 31:

US$ millions	2010	2009
Dams	$1,435	$1,249
Penstocks	455	470
Powerhouses	409	407
Hydroelectric generating units	1,698	1,679
Wind generating units	444	308
Gas-fired generating units	51	53
Other assets(1)	528	530

	$5,020	$4,696

(1)
Included within the "Other assets" category are land, roads, transmission and distribution systems, decommissioning assets, leasehold improvements and construction work-in-progress.

  The Division has pledged a significant amount of its property, plant and equipment as security for its subsidiary borrowings.

11.   INTANGIBLE ASSETS

  The composition of the Division's intangible assets is presented in the following tables:

	December 31, 2010			December 31, 2009	January 1, 2009
US$ millions	Cost	Accumulated Amortization	Net book value	Net book value	Net book value
Service concession arrangements	$101	$(16)	$85	$90	$76
FERC licenses	2	—	2	3	3

	$103	$(16)	$87	$93	$79

  The following table describes the changes in the carrying value of intangible assets during the year:

US$ millions	2010	2009
Intangible assets, beginning of year	$93	$79
Foreign exchange	2	22
Amortization	(8)	(8)

Intangible assets, end of year	$87	$93

  Amortization of service concession arrangements for the year of $8 million was recorded in "depreciation and amortization" in the statement of income (loss) (2009 — $8 million). The remaining change in net book value is attributable to foreign exchange.

  The Division's US operations holds licenses issued by the Federal Energy Regulatory Commission ("FERC"). During 2010, there was $nil added to FERC licenses relating to re-licensing (2009 — $nil).

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

12.   OTHER LONG-TERM ASSETS

  The Division's other long-term assets are comprised of the following:

	December 31, 2010			December 31, 2009	January 1, 2009
US$ millions	Cost	Accumulated Amortization	Net book value	Net book value	Net book value
Deferred financing fees	$46	$(26)	$20	$16	$14
Usage of public assets	98	(2)	96	90	71
Cash held in escrow	139	—	139	159	75
Goodwill	17	—	17	16	14
Other	44	—	44	26	15

	$344	$(28)	$316	$307	$189

  In 2010, the Division capitalized financing fees of $5 million (2009 — $4 million). Amortization of the deferred financing fees included in other long-term assets was $1 million during 2010 (2009 — $1 million).

  The Division is required to pay the Brazilian Federal Government for the usage of public assets ("UBP payment") over the concession terms associated with two of its Brazilian facilities on a monthly basis. The payments end during 2036. The UBP payments are monetarily adjusted on a monthly basis by the Brazilian General Market Price Index. As of December 31, 2010, an asset of $96 million (2009 — $90 million) was included in other long-term assets and corresponding liabilities of $1 million and $123 million were recorded within accounts payable and other and other long-term liabilities, respectively, (2009 — $2 million and $104 million, respectively) representing the net present value of the future payment obligations associated with the UBP payments. The assets will be amortized on a straight-line basis over the respective concession terms, with amortization commencing when the monthly payments begin which is December 2009 and June 2012.

  At December 31, 2010, the Division had goodwill associated with two of its Canadian subsidiaries with a carrying value of $17 million (2009 — $16 million). The following table describes the changes in the carrying value of goodwill during the year:

US$ millions	2010	2009
Goodwill, beginning of year	$16	$14
Foreign exchange	1	2

Goodwill, end of year	$17	$16

13.   ACCOUNTS PAYABLE AND OTHER

  The composition of accounts payable and other are as follows:

US$ millions	December 31, 2010	December 31, 2009	January 1, 2009
Trade payables	$141	$96	$54
Interest payable	49	90	32
Other	—	8	—

	$190	$194	$86

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

14.   CREDIT FACILITIES

	Available		Drawn		Letters of credit
US$ millions	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Credit facilities
Brookfield Renewable Power Fund	$250	$—	$56	$—	$—	$—
Lièvre Power LP	—	24	—	—	—	—

	$250	$24	$56	$—	$—	$—

  The Fund negotiated a CDN$250 million revolving unsecured credit facility in November 2010. The credit facility is available by way of advances in Canadian dollars of (i) prime rate loans (ii) Bankers' acceptance ("BA") loans and (iii) letters of credit. It bears interest at the applicable BA rate plus 1.75%. The applicable margin is tiered on the basis of the Fund's senior unsecured long-term debt rating. At December 31, 2010, the Fund had drawn CDN$56 million on the credit facility (2009 — $nil).

  The Lièvre Power L.P. senior secured credit facility of CDN$25 million expired in November 2010.

15.   CORPORATE BORROWINGS

  The following table presents the corporate borrowings of Brookfield Renewable which have been assigned to the Division. All corporate debt is unsecured.

	As of December 31, 2010
US$ millions	Maturity	Interest rates	Principal balance	December 31, 2010	December 31, 2009	January 1, 2009
CDN Corporate borrowings
Series 1			$—	$—	$—	$369
Series 3 (CDN$200)	2018	5.25%	200	199	189	163
Series 4 (CDN$150)	2036	5.84%	150	149	141	122
Series 5 (CDN$400)	2012	8.75%	—	—	379	—
Series 6 (CDN$300)	2016	6.13%	301	299	284	—
Series 7 (CDN$450)	2020	5.14%	451	449	—	—

Total corporate borrowings		5.52%	$1,102	$1,096	$993	$654
Less: current portion				—	—	(369)

				$1,096	$993	$285

  In November 2010, the 8.75%, Series 5, medium-term notes, due February 3, 2012 were redeemed and a $26 million pre-payment penalty was paid as a result of the early redemption, which was recognized in "interest expense — borrowings" in the statements of income (loss).

  The Division recorded $2 million of deferred financing fees during the year ended December 31, 2010, related to corporate borrowings (2009 — $7 million).

  The fair value of corporate borrowings at December 31, 2010 was $1,170 million (2009 — $1,256 million).

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

16.   SUBSIDIARY BORROWINGS

  The principal repayments on subsidiary borrowings due within the next five years and thereafter, are as follows:

US$ millions	Canada	United States	Brazil	Total
2011	$38	$42	$57	$137
2012	267	272	67	606
2013	103	51	260	414
2014	13	202	69	284
2015	14	42	69	125
Thereafter	892	1,264	156	2,312

Total principal — December 31, 2010	$1,327	$1,873	$678	$3,878

Total amortized cost — December 31, 2010	$1,312	$1,857	$665	$3,834

Total amortized cost — December 31, 2009	$1,171	$1,894	$607	$3,672

Total amortized cost — January 1, 2009	$1,033	$1,917	$460	$3,410

  Subsidiary borrowings are denominated in local currencies, have an average duration of 11 years, and are generally secured by the assets of the subsidiary. The weighted-average interest rates of the subsidiary borrowings by jurisdiction are as follows:

Canada	6.53%
United States	7.36%
Brazil	10.83%

Total weighted-average interest rate	7.68%

  Interest rates on the Division's subsidiary borrowings in Canada and the US are fixed. Interest rates on the Division's subsidiary borrowings in Brazil are generally at a floating rate of TJLP, the Brazil National Bank for Economic Development's long-term interest rate, or Interbank Deposit Certificate rate, plus a margin.

  During 2010, a $95 million subsidiary borrowing was refinanced at an all-in fixed rate of 5.81% for seven years.

  The Division recorded $10 million of deferred financing fees in 2010 related to its property specific borrowings (2009 — $nil).

  The fair value of the subsidiary borrowings is as follows:

US$ millions	December 31, 2010	December 31, 2009	January 1, 2009
Canada	$1,470	$1,269	$1,012
United States	1,967	1,943	1,918
Brazil	678	621	369

Total fair value	$4,115	$3,833	$3,299

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

17.   INCOME TAXES

  The major components of income tax expense for the years ended December 31 are as follows:

US$ millions	2010	2009
Total current income tax expense	$32	$23

Total deferred income tax recovery	$(3)	$(335)

Tax expense (recovery) included in other comprehensive (loss) income:
Foreign currency translation	—	—
Available-for-sale securities	—	—
Financial instruments designated as cash flow hedges	—	(8)
Revaluations of property, plant and equipment	(444)	55
Share of other comprehensive (loss) income in equity-accounted investments	—	—

	(444)	47

Total income tax recoveries	$(415)	$(265)

  The Division's effective income tax rate is different from the Division's domestic statutory income tax rate due to the differences below:

	2010	2009
Statutory income tax rate (calculated at the combined Canadian federal and provincial tax rates)	31%	(33)%
(Reduction) increase in rate resulting from:
International operations subject to different tax rates	(7)	(2)
Foreign exchange gains and losses	(9)	—
Non-taxable gain regarding equity-accounted investments	1	—
Deemed profit method differences in Brazil	3	—
Difference between statutory rate and future tax rate	(25)	(5)
Other	2	(4)

Effective income tax rate, before change in Fund unit liability	(4)%	(44)%

Change in Fund unit liability	15%	9%

Effective income tax rate	11%	(35)%

  The Division's change in the Fund unit liability represents a permanent tax difference, which is not tax-effected. During the year ended December 31, 2010, the Division recorded a loss of $159 million (2009 — $244 million loss) relating to the Fund unit liability. This loss decreases accounting income before income taxes, therefore creating a higher effective income tax rate.

  The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

US$ millions	2010	2009
2011 to 2015	$1	$1
2016 and thereafter	26	20

	$27	$21

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

  The Division's deferred income tax assets and liabilities relate to the following:

US$ millions	December 31, 2010	December 31, 2009	January 1, 2009
Deferred income tax assets
Non-capital losses	$124	$62	$61
Capital losses	5	2	2
Amount available for future deductions	147	154	—

Total deferred income tax assets	$276	$218	$63

Deferred income tax liabilities
Difference between tax and carrying value	$2,429	$2,776	$2,756

Total deferred income tax liabilities	$2,429	$2,776	$2,756

18.   OTHER LONG-TERM LIABILITIES

  The Division's other long-term liabilities are comprised of the following:

US$ millions	December 31, 2010	December 31, 2009	January 1, 2009
Fund unit liability	$1,355	$899	$284

UBP payment liability	$123	$111	$71
Decommissioning retirement obligations	12	8	7
Pension obligations	20	21	26
Other	7	2	5

	$162	$142	$109

	$1,517	$1,041	$393

  At December 31, 2010, the Division recorded a $1,355 million liability (December 31, 2009 — $899 million) relating to its Fund unit liability. The Fund units held by external unitholders that contain a feature that allows the holder to redeem the instrument for cash or another financial asset are presented as a liability and recorded at fair value. For the year ended December 31, 2010, the Division recorded a mark-to-market loss of $82 million on the Fund unit liability and expensed $77 million of distributions to external unitholders of the Fund (2009 — $198 million mark-to-market loss on the Fund unit liability and $46 million of distributions expensed). The Division reduced its ownership in the Fund from 50.01% to 34%, on a fully exchanged basis, in 2010. Through various management, administration, agency and PPAs with the Fund, along with the Division's 34% ownership interest, the Division continues to control the Fund, and therefore the results of the Fund are included within the combined financial statements.

  At December 31, 2010, the Division recorded a liability associated with a future obligation relating to UBP payments of $123 million (December 31, 2009 — $111 million). The future obligation will be settled through monthly payments made over the concession term. In 2010, $1 million of UBP payments were made to the Brazilian Federal Government. See note 12 for additional details.

19.   DIVISIONAL EQUITY

  Brookfield Renewable Power Division is not a separate or legal entity for the periods presented in the combined financial statements. Divisional equity is allocated to the Division from the accounts of Brookfield Renewable based on the underlying accounting records that relate to the activities of the Division. Divisional equity represents the residual interest in the assets of the Division after deducting all of its liabilities, with the exception of non-controlling interest and accumulated other comprehensive income see note 24 and 25, respectively.

  Contributions to equity are as a result of transactions between the Division and other divisions or entities within Brookfield Renewable.

20.   CAPITAL MANAGEMENT

  The Division's primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable dividends to its common shareholder. The Division

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

20.   CAPITAL MANAGEMENT (Continued)

  manages its capital to maintain an investment grade credit rating while providing its shareholder with a prudent use of leverage to enhance returns and ensure access to incremental borrowings needed to fund new growth initiatives.

  The Division has provided covenants to certain of its lenders for its corporate borrowings and credit facilities. The covenants require the Division to meet minimum debt to capitalization ratios. Subsidiaries of the Division have provided covenants to certain of their lenders for their property specific borrowings. These covenants vary from one agreement to another and include ratios that address debt service coverage. Certain lenders have also put in place requirements that oblige the Division and its subsidiaries to maintain debt and capital expenditure reserve accounts. The consequences to the subsidiaries as a result of failure to comply with their covenants could include a limitation of distributions from the subsidiaries to the Division, as well as repayment of outstanding debt. The Division was in compliance with all covenants as of December 31, 2010. The Division is dependent on the distributions made by its subsidiaries to service its debt.

21.   PENSION AND EMPLOYEE FUTURE BENEFITS

  Canadian and US Operations Pension Plans:

  Description of benefit plans

  The Division offers a number of pension plans to its employees, as well as certain health care, dental care, life insurance and other benefits to certain retired employees pursuant to the Division's policy. The plans are funded by contributions from the Division and from plan members. Pension benefits are based on length of service and final average earnings and some plans are indexed for inflation after retirement. The pension plans relating to employees of the Division have been included in the combined financial statements.

  The Division has elected under IFRS 1 to not disclose the five year history of the defined benefit obligations and plan assets, and of experience adjustments. The benefit liabilities represent the amount of pension and other employee future benefits that the Division's employees and retirees have earned at year-end. The benefit obligation under these plans is determined through periodic actuarial reports which were based on the assumptions indicated in the following table.

	2010		2009
US$ millions	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
Benefit obligation
Discount rate	5.09%-5.75%	5.38%-5.75%	5.72%-6.70%	5.87%-6.70%
Rate of compensation increase	3.50%-4.00%	3.50%-4.00%	3.50%-4.00%	3.50%-4.00%
Initial health care trend rate	—	6.58%-7.90%	—	7.03%-8.00%
Ultimate trend rate	—	4.38%-4.50%	—	4.38%-5.00%
Year ultimate rate reached	—	2019-2029	—	2019-2029

Benefit expense
Discount rate	5.72%-6.70%	5.87%-6.70%	6.28%-7.50%	6.28%-7.50%
Long-term rate of return on plan assets	6.70%-7.50%	—	7.50%	—
Rate of compensation increase	3.50%-4.00%	3.50%-4.00%	3.50%-4.00%	3.50%-4.00%
Initial health care trend rate	—	7.03%-8.00%	—	7.18%-9.00%
Ultimate trend rate	—	4.38%-5.00%	—	4.29%-5.00%
Year ultimate rate reached	—	2019-2029	—	2019-2029

Present value of defined benefit obligation
Balance, beginning of year	$57	$18	$59	$15
Current service cost	1	1	1	—
Interest cost	4	1	4	1
Past service costs	—	2	—	—
Benefits paid	(4)	(1)	(7)	(1)
Divestitures	—	—	(12)	(2)
Actuarial loss	9	4	6	3
Foreign exchange rate changes	3	1	6	2

Balance, end of year	$70	$26	$57	$18

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

21.   PENSION AND EMPLOYEE FUTURE BENEFITS (Continued)

	2010		2009
US$ millions	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
Fair value plan assets
Balance, beginning of year	$49	$—	$50	$—
Actuarial return on plan assets	4	—	7	—
Employer contributions	5	1	6	1
Employee contributions	—	—	—	—
Benefits paid	(4)	(1)	(7)	(1)
Acquisitions (divestitures)	—	—	(13)	—
Foreign exchange rate changes	3	—	6	—

Balance, end of year	$57	$—	$49	$—

Reconciliation of accrued benefit (liability)
Plan deficit	$(13)	$(26)	$(8)	$(18)
Unamortized net actuarial loss	11	7	2	3
Unamortized past service cost as an asset	—	1	—	—

Accrued benefit (liability)	$(2)	$(18)	$(6)	$(15)

	2010		2009
US$ millions	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
Expense
Current service costs	$1	$1	$1	$—
Interest on accrued benefits	4	1	4	1
Actual return on plan assets	(4)	—	(7)	—
Plan amendments	—	2	—
Actuarial loss	9	4	6	3
Settlement/curtailment gain	—	—	—	(2)

Costs arising in the year	10	8	4	2
Differences between costs arising in the year and costs recognized in the year in respect of:
Actuarial (gain)	(9)	(3)	(6)	(3)
Return on plan assets	1	—	4	—

Net expense (recovery)	$2	$5	$2	$(1)

  Plan assets by category

  The Division's defined benefit pension plans asset allocation at December 31, by asset category, was as follows:

	% of total plan assets
Asset category	2010	2009
Equity securities	62%	61%
Debt securities	38%	39%

Total	100%	100%

  The overall expected rate of return is a weighted average of the expected returns of the various categories of plan assets held. The assessment of the expected return is based on historical return trends and analysts' predictions of the market for the assets in the next twelve months.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

21.   PENSION AND EMPLOYEE FUTURE BENEFITS (Continued)

  The actual return on plan assets was $4 million during the year ended December 31, 2010 (2009 — $7 million).

  Sensitivity analysis

  For the year ended December 31, 2010, a 1% change in the health care cost trend rate would have resulted in a $3 million increase or decrease in the non-pension benefit plan obligation and expense.

  Actuarial valuations

  Actuarial valuations for the Division's pension plans are required every three years. The dates of the most recent actuarial valuations for the Division's pension and non-pension benefit plans range from December 31, 2009 to December 31, 2010. The Division measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as of December 31 of each year.

  The expected contributions to the defined benefit pensions plans relating to employees of the Division for the year ended December 31, 2011, is $6 million.

22.   DIRECT OPERATING COSTS

  The Division's direct operating costs are comprised of the following:

US$ millions	December 31, 2010	December 31, 2009
Operations, maintenance and administration	$173	$138
Water royalties, property taxes and other	90	86
Employee benefits expense	28	55
Fuel and power purchases	37	—

Total direct operating costs	$328	$279

  The remuneration for key management personnel of Brookfield Renewable for the years ended December 31, 2010 and 2009 was as follows:

US$ millions	2010	2009
Salaries, incentives and short-term benefits	$4	$4
Share-based benefits	5	6

	$9	$10

  Key management personnel includes those individuals having authority and responsibility for planning, directing and controlling the activities of the Division, directly or indirectly. Key management personnel includes the chairman, chief executive officer, chief investment officer, chief financial officer and chief operating officers.

23.   SUPPLEMENTAL INFORMATION

  The net change in working capital shown in the combined statements of cash flows is comprised of the following:

US$ millions	2010	2009
Trade and other receivables	$(9)	$49
Accounts payable and other	(42)	381

	$(51)	$430

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

24.   NON-CONTROLLING INTERESTS

US$ millions	Brookfield Renewable Power Preferred Equity Inc.	The Catalyst Group	Brascan Energetica	Total
Non-controlling interests, January 1, 2009	$—	$162	$45	$207
Net income for the year	—	26	2	28
Other comprehensive (loss) income	—	(33)	11	(22)
Capital contribution	—	—	2	2
Distributions	—	(15)	(3)	(18)

Non-controlling interests, December 31, 2009	$—	$140	$57	$197

Net income for the year	10	23	2	35
Other comprehensive income	6	7	3	16
Unit issues	244	—	—	244
Other	—	(3)	—	(3)
Distributions	(8)	(24)	1	(31)

Non-controlling interests, December 31, 2010	$252	$143	$63	$458

  During 2010, Brookfield Renewable Power Preferred Equity Inc., a wholly owned subsidiary of the Fund issued 10 million Series 1 preferred shares. The holders of the Series 1 preferred shares are entitled to receive fixed cumulative dividends at an annual rate of $1.3125 per share, a yield of 5.25% for the initial five-year period ending April 30, 2015. The dividend rate will reset on April 30, 2015 and every five years thereafter at a rate equal to the then five-year Government of Canada Bond yield plus 2.62%. The Series 1 Preferred Shares are redeemable on or after April 30, 2015.

25.   ACCUMULATED OTHER COMPREHENSIVE INCOME

  The following is a reconciliation of the Division's accumulated other comprehensive income ("AOCI") attributable to the common parent:

US$ millions	Revaluation surplus	Foreign currency translation	Equity-accounted investments	Cash flow hedges	Available for sale securities	Total AOCI
Balance, January 1, 2009	$4,679	$—	$190	$25	$18	$4,912
Other comprehensive income (loss), gross of tax	162	274	(33)	19	(1)	421
Tax (expense) recovery on other comprehensive income (loss)	(55)	—	—	8	—	(47)

Balance, December 31, 2009	$4,786	$274	$157	$52	$17	$5,286

Other comprehensive (loss) income, gross of tax	(967)	160	—	—	—	(807)
Tax recovery (expense) on other comprehensive income (loss)	444	—	—	—	—	444

Balance, December 31, 2010	$4,263	$434	$157	$52	$17	$4,923

  During 2010, a $1 million loss relating to cash flow hedges (2009 — $1 million) was reclassified from OCI to net income (loss).

26.   SEGMENTED INFORMATION

  The Division operates mostly renewable power assets, which include conventional hydroelectric generating assets located in Canada, the United States and Brazil, a pumped storage hydroelectric facility located in the United States and wind farms located in Canada. The Division also operates two combined cycle natural gas-fired generating units ("co-gen"), one in Canada and one in the United States, and, until the fourth quarter of 2009, operated an electricity distribution business ("distribution") in Northern Ontario. Management evaluates the business based on the type of power generation (Hydroelectric, Wind and Other). Hydroelectric is further evaluated by

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

26.   SEGMENTED INFORMATION (Continued)

  major region (Canada, the United States and Brazil) for conventional hydroelectric generation. The other segment includes the combined performance of the co-gen, and until its sale, the distribution business.

  In accordance with IFRS 8, Operating Segments, the Division discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The accounting policies of the reportable segments are the same as those described in note 2 of these combined financial statements. The Division analyzes the performance of its operating segments based on operating cash flow, which consists of revenues from the Division's power operations, net of direct operating costs. Management uses this measure to assess the operating performance of its reportable segments. The accounting policies applied by the segments are the same as those applied by the Division. Transactions between the reportable segments occur at fair value.

	Conventional Hydroelectric
US$ millions	Canada	United States	Brazil	Wind	Equity- accounted investments	Other	Total
Year ended December 31, 2010:
Revenues	$205	$459	$271	$52	$—	$58	$1,045
Operating cash flow	156	317	186	45	—	13	717
Interest expense — borrowings	64	152	79	17	—	92	404
Depreciation and amortization	153	144	118	24	—	7	446
As of December 31, 2010:
Property, plant and equipment	$4,386	$4,678	$2,248	$554	$—	$307	$12,173
Total assets	4,764	5,092	2,734	645	269	370	13,874
Total borrowings	950	1,857	665	362	—	1,096	4,930
Total liabilities	2,683	1,428	955	406	—	4,572	10,044

	Conventional Hydroelectric
US$ millions	Canada	United States	Brazil	Wind	Equity- accounted investments	Other	Total
Year ended December 31, 2009:
Revenues	$221	$453	$215	$40	$—	$55	$984
Operating cash flow	182	342	149	35	—	(3)	705
Interest expense — borrowings	58	165	53	15	—	57	348
Depreciation and amortization	90	146	71	18	—	(4)	321
As of December 31, 2009
Property, plant and equipment	$4,655	$5,608	$1,987	$360	$—	$266	$12,876
Total assets	4,725	6,024	2,486	400	283	918	14,836
Total borrowings	906	1,894	607	265	—	993	4,665
Total liabilities	3,428	2,708	847	848	—	2,873	10,704

  The following table reconciles the operating cash flow, presented in the above tables, to net income (loss) as presented in the Division's combined statements of income (loss) for the years ended December 31:

US$ millions	2010	2009
Operating cash flow per tables above	$717	$705
Share of profits (losses) in equity-accounted investments	15	16
Interest expense	(404)	(348)
Depreciation and amortization	(446)	(321)
Unrealized derivative gains	584	(791)
Loss on Fund unit liability	(159)	(244)
Income tax (expense) recovery	(29)	312
Other, net	16	91

Net income (loss)	$294	$(580)

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

26.   SEGMENTED INFORMATION (Continued)

  The following items are included within "other" in the statements of income (loss):

US$ millions	2010	2009
Revaluation recovery	$40	$7
Other expense from related parties	(29)	(36)
Foreign exchange gain	2	121
Other non-material items, net	3	(1)

	$16	$91

27.   COMMITMENTS, CONTINGENCIES AND GUARANTEES

  Brookfield Renewable, on behalf of the Division's subsidiaries, provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As such, Brookfield Renewable has issued and has outstanding letters of credit of $92 million on behalf of the Division at December 31, 2010 (2009 — $69 million). The Division has an outstanding letter of credit totaling $5 million (2009 — $5 million) issued to comply with financial covenants of the Powell River First mortgage bonds.

  In the normal course of operations, the Division has committed as of December 31, 2010, to spend approximately $71 million (December 31, 2009 — $161 million) on capital projects. The Division categorizes its capital spending as either sustaining or development and construction expenditures. Sustaining capital expenditures relate to maintaining currently owned power generating assets, whereas development and construction expenditures include project costs for new facilities.

  The Division and its subsidiaries may, from time to time, be involved in legal proceedings, claims and/or litigation that arise in the ordinary course of business which management believes would not reasonably be expected to have a material adverse effect on the financial condition of the Division.

  In the course of its operations, the Division and its subsidiaries has entered into agreements for the use of water, land and/or dams. Payment under those agreements depends on the amount of power generated. The various agreements are renewable and extend as far as the year 2054.

  In the normal course of operations, the Division and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. The Division has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the Division from making a reasonable estimate of the maximum potential amount that the Division could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the Division nor its subsidiaries have made significant payments under such indemnification agreements.

  The Division has recorded decommissioning retirement obligations associated with its power generating assets. The estimated cost of the decommissioning activities is based on a third-party assessment and has been discounted using the interest rate of the related property specific debt. The decommissioning retirement liability of $12 million at December 31, 2010, has been established for two separate wind operation sites in Canada and are expected to be restored in 2030 and 2033, respectively (December 31, 2009 — $8 million).

  At the balance sheet date, the Division had commitments for future minimum lease payments under non-cancellable leases which fall due as follows:

US$ millions	2010	2009
Within one year	$5	$4
In the second to fifth years inclusive	16	14
After five years	71	69

	$92	$87

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

December 31, 2010

28.   SUBSEQUENT EVENTS

  On February 4, 2011, the Division acquired a controlling interest in an early stage wind project in northeastern British Columbia. Generation is anticipated to be in excess of 300 MW. Brookfield Renewable will act as the developer of the project.

  On February 10, 2011, the Division acquired an indirect interest in a construction-ready 99 MW wind project in New England. Construction is planned for early 2011. The investment will be equity-accounted.

  In July 2011, the Division acquired a 22% interest in a 30 MW hydroelectric facility located in Brazil for $28 million through a private fund sponsored by Brookfield.

BROOKFIELD RENEWABLE POWER DIVISION

A division of BROOKFIELD RENEWABLE POWER INC.

COMBINED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

Brookfield Renewable Power Inc. is a subsidiary of Brookfield Asset Management Inc.

BROOKFIELD RENEWABLE POWER DIVISION

COMBINED BALANCE SHEETS

(Unaudited)

US$ millions	Notes	June 30, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	10	$308	$188
Trade and other receivables		152	146
Financial instrument assets	3	1	—
Due from related parties		414	400

		875	734
Due from related parties		20	19
Equity-accounted and long-term investments	5	367	269
Property, plant and equipment	6	12,602	12,173
Intangible assets		86	87
Deferred tax assets	8	236	276
Other long-term assets		343	316

		$14,529	$13,874

Liabilities and Divisional Equity
Current liabilities
Accounts payable and other		$222	$190
Financial instrument liabilities	3	23	25
Due to related parties		617	567
Hydrology reserve facility		—	8
Current portion of long-term debt	7	270	127

		1,132	917
Financial instrument liabilities	3	185	221
Due to related parties		106	101
Credit facilities		140	56
Long-term debt	7	4,889	4,803
Deferred tax liabilities	8	2,214	2,429
Other long-term liabilities	9	168	162

		8,834	8,689

Fund unit liability	9	1,519	1,355
Non-controlling interests	12	467	458
Common parent		3,709	3,372

		5,695	5,185

		$14,529	$13,874

Approved on behalf of Brookfield Renewable Power Inc.:

JAMIE WALLACE Director	EDWARD C. KRESS Director

The accompanying notes are an integral part of these combined financial statements.

BROOKFIELD RENEWABLE POWER DIVISION

COMBINED STATEMENTS OF LOSS

(Unaudited)

		Six months ended June 30,
US$ millions	Notes	2011	2010
Revenues	14	$622	$542
Direct operating costs		(179)	(176)

		443	366
Interest expense — borrowings		(197)	(187)
Share of cash earnings in equity-accounted investments	5	12	12
Current income taxes		(29)	(9)

		229	182

Other items
Unrealized financial instrument gains	3	3	43
Share of non-cash earnings in equity-accounted investments	5	(4)	(5)
Deferred income tax (provision) recovery		(31)	43
Loss on Fund unit liability	9	(160)	(59)
Depreciation and amortization	6	(221)	(244)
Other	14	23	(42)

Net loss		$(161)	$(82)

Net income (loss) attributable to:
Non-controlling interests	12	$10	$18
Common parent		(171)	(100)

		$(161)	$(82)

The accompanying notes are an integral part of these combined financial statements.

BROOKFIELD RENEWABLE POWER DIVISION

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

		Six months ended June 30,
US$ millions	Notes	2011	2010
Net loss		$(161)	$(82)

Other comprehensive income (loss):
Foreign currency translation		156	36
Financial instruments designated as cash flow hedges	3	36	—
Revaluations of property, plant and equipment		—	39
Share of other comprehensive loss in equity-accounted investments	5	(1)	—
Deferred taxes on above items	13	182	2

		373	77

Comprehensive income (loss)		$212	$(5)

Comprehensive income (loss) attributable to:
Non-controlling interests	12	$24	$18
Common parent		188	(23)

		$212	$(5)

The accompanying notes are an integral part of these combined financial statements.

BROOKFIELD RENEWABLE POWER DIVISION

COMBINED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

		Six months ended June 30,
US$ millions	Notes	2011	2010
Non-controlling interests
Balance, beginning of year	12	$458	$197
Net income attributable to non-controlling interests	12	10	18
Other comprehensive income attributable to non-controlling interests	12	14	—
Contributions from non-controlling interests		—	244
Distributions to non-controlling interests	12	(27)	—
Acquisition of new businesses	12	14	—
Other	12	(2)	(36)

Balance, end of period		$467	$423

Common parent
Balance, beginning of year		$(1,885)	$(1,271)
Contributions from (distributions to) common parent	11	148	(239)

Balance, end of period		$(1,737)	$(1,510)

Retained earnings (deficit)
Balance, beginning of year		$334	$(80)
Net loss attributable to common parent		(171)	(100)
Contributed surplus		1	144

Balance, end of period		$164	$(36)

Accumulated other comprehensive income
Balance, beginning of year	13	$4,923	$5,286
Other comprehensive income attributable to common parent	13	359	77

Balance, end of period		$5,282	$5,363

Total equity attributable to the common parent		$3,709	$3,817

Total divisional equity		$4,176	$4,240

The accompanying notes are an integral part of these combined financial statements.

BROOKFIELD RENEWABLE POWER DIVISION

COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

		Six months ended June 30,
US$ millions	Notes	2011	2010
Operating activities
Net loss		$(161)	$(82)
Add (deduct) non-cash items:
Depreciation and amortization	6	221	244
Unrealized financial instrument gains	3	(3)	(43)
Loss on Fund unit liability	9	160	59
Share of non-cash earnings in equity-accounted investments	5	4	5
Deferred income tax provision (recovery)		31	(43)
Other		(29)	(8)
Dividends received from equity-accounted investments	5	6	14

		229	146
Net change in non-cash working capital balances	10	31	310

		260	456

Financing activities
Debt — drawdowns		259	191
Debt — repayments		(82)	(345)
Capital provided by non-controlling interests		—	239
Distributions:
— To non-controlling interests	12	(27)	(28)
— To unitholders of the Fund	9	(48)	(34)

		102	23

Investing activities
Due to/from related parties		100	(412)
Acquisition of businesses		(42)	—
Investment in equity-accounted investments	5	(37)	—
Investment in:
Sustaining capital expenditures		(24)	(32)
Development and construction of renewable power generation		(265)	(70)
Change in restricted cash and other		19	59

		(249)	(455)

Foreign exchange gain (loss) on cash held in foreign currencies		7	(3)

Cash and cash equivalents
Increase		120	21
Balance, beginning of period		188	173

Balance, end of period		$308	$194

Supplemental cash flow information:
Interest paid		$(213)	$(146)
Interest received		$11	$7
Taxes paid		$(30)	$(11)

The accompanying notes are an integral part of these combined financial statements.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2011
(Unaudited)

1.     CORPORATE REORGANIZATION AND BASIS OF PRESENTATION

  The business activities of the Brookfield Renewable Power Division (the "Division") consist of interests in subsidiaries owning a portfolio of renewable power generating facilities in Canada, the United States and Brazil, which have historically been held as part of the power generating operations of Brookfield Renewable Power Inc. ("Brookfield Renewable" or the "Company"). Brookfield Renewable is a wholly-owned subsidiary of Brookfield Asset Management Inc. ("Brookfield").

  In September 2011, Brookfield Renewable announced its intention to transfer the entire portfolio of renewable power generating facilities through a reorganization ("the Arrangement") such that the Division is acquired by holding entities, which will be wholly-owned by Brookfield Renewable Energy Partners L.P. ("BREP') a newly formed limited partnership. BREP will also assume Brookfield Renewable's term notes with maturities ranging from 2016 to 2036 (the "Brookfield Renewable Bonds") and the preferred shares of Brookfield Renewable Power Preferred Equity ("BRP Equity"). The Arrangement is subject to approval by Brookfield Renewable Power Fund (the "Fund") unitholders, the holders of preferred shares of BRP Equity and Brookfield Renewable's unsecured bondholders. The Arrangement is also subject to obtaining typical regulatory, governmental, corporate or contractual consents, assignments and approvals. After the Arrangement, Brookfield will hold, directly or indirectly, a 73% limited partnership interest on a fully exchanged basis and all general partnership units totalling a 0.01% general partnership interest in BREP.

  These combined financial statements have been prepared in connection with the Arrangement and represent the combined historical financial position, results of operations and cash flows of the Division, including the Brookfield Renewable Bonds and the preferred shares of BRP Equity that will be acquired by BREP. The assets of the Division are located in Canada, the United States and Brazil.

  As the financial statements for the Division have been prepared on a combined basis, the results may not necessarily reflect the financial position, results of operations, or cash flows that would have been achieved had the Division been operating as a separate entity during the periods reflected in these unaudited interim combined financial statements, nor do they necessarily reflect the results that may be achieved by the Division after the reorganization. Note 2 details the significant accounting policies used in the preparation of these combined financial statements.

2.     SIGNIFICANT ACCOUNTING POLICIES

  The interim combined financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited combined financial statements for the fiscal year ended December 31, 2010, with the exception of the changes in accounting policies as disclosed below. Certain information and footnote disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") have been omitted or condensed. These unaudited interim combined financial statements should be read in conjunction with the audited 2010 annual combined financial statements.

  All amounts are reported in United States dollars, unless otherwise noted.

  The preparation of these unaudited interim combined financial statements requires management to make estimates and assumptions that affect the amounts reported in the interim combined financial statements and the accompanying notes. In the opinion of management, these unaudited interim combined financial statements reflect all adjustments that are necessary to state fairly the results for the periods presented. During the periods presented, management has made a number of estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the periods. The estimates and assumptions critical to the determination of the amounts reported in the financial statements relate to property, plant and equipment, financial instruments, deferred income taxes, consolidation of the Fund and common control transactions. Actual results could differ from these estimates and the results reported for the interim periods presented are not necessarily indicative of results that may be expected for the full year.

  These interim combined financial statements have been authorized for issuance by the Board of Directors of the Company on September 29, 2011.

  a.     Changes in accounting policies

  (i)    Related party disclosures — revised definition of related parties

  On January 1, 2011, the Division adopted the revised version of IAS 24, Related Party Disclosures ("IAS 24"). IAS 24 is required to be applied retrospectively for annual periods beginning on or after January 1, 2011, and requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party. Implementation of IAS 24 did not have a material impact to the Division's interim combined financial statements.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

SIX MONTHS ENDED JUNE 30, 2011
(Unaudited)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (ii)   Defined benefit assets and minimum funding requirements

  On January 1, 2011, the Division adopted Prepayments of a Minimum Funding Requirement (Amendments to IFRIC 14). The amendments correct an unintended consequence of IFRIC 14, IAS 19, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction ("IFRIC 14"). Without the amendments, in some circumstances entities were not permitted to recognise as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct the problem. Implementation of IFRIC 14 did not have any material impact on the Division's interim combined financial statements.

  (iii)  Improvements to IFRS

  On January 1, 2011, the Division adopted Improvements to IFRS — a collection of amendments to seven IFRS — as part of the IASB's program of annual improvements to its standards. Implementation of Improvements to IFRS did not have a material impact on the Division's interim combined financial statements.

  (iv)  Classification of right issues

  On January 1, 2011, the Division adopted amendments to IAS 32, Financial Instruments: Presentation ("IAS 32"). For rights issues offered for a fixed amount of an entity's own equity instruments past practice appears to require such issues to be accounted for as derivative liabilities. The amendment states that rights issues to acquire a fixed number of the entity's equity instruments for a fixed amount of any currency are considered equity instruments if the entity offers the rights pro rata to all of its existing owners of the same class of its non-derivative equity instruments. Implementation of IAS 32 did not have an impact on the Division's interim combined financial statements.

  (v)   Extinguishing financial liabilities with equity instruments

  On January 1, 2011, the Division adopted Interpretation 19, Extinguishing Financial Liabilities with Equity Instruments ("IFRIC 19"). This interpretation provides guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. IFRIC 19 clarifies that the entity's equity instruments issued to a creditor, which are part of the consideration paid to extinguish the financial liability are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. Differences between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity's profit or loss for the period. Implementation of IFRIC 19 did not have an impact on the Division's interim combined financial statements.

  b.     Future changes in accounting policies

  (i)    Financial instruments

  IFRS 9, Financial Instruments ("IFRS 9") was issued by the International Accounting Standards Board ("IASB") on October 28, 2010, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss ("FVTPL") and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 9 on the combined financial statements.

  (ii)   Consolidation

  IFRS 10, Consolidation ("IFRS 10") was issued by the IASB on May 12, 2011, and replaces SIC-12, Consolidation — Special Purpose Entities and parts of IAS 27. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under IAS 27, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 10 on the combined financial statements.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

SIX MONTHS ENDED JUNE 30, 2011
(Unaudited)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (iii)  Joint arrangements

  IFRS 11, Joint Arrangements ("IFRS 11") was issued by the IASB on May 12, 2011, and replaces IAS 31, Interests in Joint Ventures ("IAS 31"), and SIC-13, Jointly Controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under IAS 31, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 11 on the combined financial statements.

  (iv)  Disclosure of interests in other entities

  IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12") was issued by the IASB on May 12, 2011. IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off-balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 12 on the combined financial statements.

  (v)   Fair value measurement

  IFRS 13, Fair Value Measurement ("IFRS 13"), a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards, was issued by the IASB on May 12, 2011. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It supersedes the fair value guidance that currently exists in IAS 16 concerning the use of the revaluation method. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 13 on the combined financial statements.

  (vi)  Employee benefits

  In June 2011, the IASB issued significant amendments to IAS 19, Employee Benefits ("IAS 19"). These changes affect the recognition of actuarial gains and losses by removing the option to use the corridor approach and requiring immediate recognition in OCI. These OCI amounts cannot be recycled to the income statement. There are also changes to the recognition, measurement and presentation of past service costs, cost of benefits and finance expense or income relating to employee benefits. Further, termination benefits are recognized as a liability only when the entity can no longer withdraw the offer of the termination benefit or recognizes any related restructuring costs. There are additional disclosure requirements. The amendment is effective for periods beginning on or after January 1, 2013. Management is currently evaluating the impact of these amendments on the combined financial statements.

  (vii) Presentation of items of Other Comprehensive Income

  In June 2011, IASB issued amendments to IAS 1, Presentation of Financial Statements. These amendments include a requirement for entities to group items presented in OCI on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments), and emphasize the importance of presenting profit or loss and OCI together and with equal prominence. The amendment is effective for annual periods starting on or after July 1, 2012. Management is currently evaluating the impact of these amendments on the combined financial statements.

3.     RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

  RISK MANAGEMENT

  The Division's activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and currency risk), credit risk and liquidity risk. The Division and its subsidiaries use financial instruments primarily to manage these risks. There have been no material changes in exposure to these risks since the audited 2010 annual combined financial statements.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

SIX MONTHS ENDED JUNE 30, 2011
(Unaudited)

3.     RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

  FINANCIAL INSTRUMENT DISCLOSURES

  The aggregate amount of the Division's net financial instrument positions are as follows:

US$ millions	Note	June 30, 2011	December 31, 2010
Energy contracts	(a)	$(179)	$(220)
Interest rate swaps	(b)	(29)	(23)
Foreign exchange contracts	(c)	1	(3)

		$(207)	$(246)

  The following table presents the change in the Division's total net financial instrument position during the six month period ended June 30, 2011:

US$ millions	Notes
Net financial instrument position, December 31, 2010		$(246)
Increases (decreases) in the net financial instrument position:
Unrealized financial instrument gain through income on energy contracts	(a)	3
Unrealized financial instrument gains through OCI on energy contracts	(a)	37
Unrealized financial instrument gains through OCI on interest rate swaps	(b)	(5)
Unrealized financial instrument gains through OCI on foreign exchange contracts	(c)	4

Net financial instrument position, June 30, 2011		$(207)

  a.     Energy contracts

  The Division has entered into energy contracts primarily to eliminate the price risk on the sale of future power generation. Certain energy contracts are recorded in the Division's combined financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

  The fair value of the Division's energy contracts are as follows:

US$ millions	June 30, 2011	December 31, 2010
Current financial instrument assets	$—	$—
Non-current financial instrument assets	—	—
Current financial instrument liabilities	(8)	(10)
Non-current financial instrument liabilities	(171)	(210)

	$(179)	$(220)

  As of June 30, 2011, the Division had total financial instrument liabilities of $179 million relating to non-financial energy contracts, including $165 million (December 31, 2010 — $199 million) for contracts with related parties.

  For the six month period ended June 30, 2011, the Division's unrealized gains on energy contracts included in income was $3 million (six month period ended June 30, 2010 — $43 million gain).

  The unrealized gains included in OCI for the six month period ended June 30, 2011, relating to the Division's energy contracts, net of gains or losses on financial instruments that settled during the period, was $37 million, net of taxes (six month period ended June 30, 2010 — $nil, net of income taxes).

  On April 1, 2011, the Division designated its two significant long-term energy contracts with related parties as hedges. A portion of the change to the fair value of the contracts will be recorded in OCI, lessening the volatility of future fair value changes in net income.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

SIX MONTHS ENDED JUNE 30, 2011
(Unaudited)

3.     RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

  b.     Interest rate swaps

  The Division has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock-in interest rates on future debt refinancing. All interest rate swap contracts are recorded in the Division's combined financial statements at an amount equal to fair value.

  The fair value of the Division's interest rate swap contracts were as follows:

US$ millions	June 30, 2011	December 31, 2010
Current financial instrument assets	$—	$—
Non-current financial instrument assets	—	—
Current financial instrument liabilities	(15)	(12)
Non-current financial instrument liabilities	(14)	(11)

	$(29)	$(23)

  For the six month period ended June 30, 2011, the loss included in OCI related to interest rate swaps was $5 million, net of income taxes (six month period ended June 30, 2010 — $3 million, net of income taxes).

  c.     Foreign exchange contracts

  The Division has entered into foreign exchange contracts primarily to minimize exposure to fluctuations in foreign currencies in which it and its subsidiaries operate. All foreign exchange contracts are recorded in the Division's combined financial statements at an amount equal to fair value.

  The fair value of the Division's foreign exchange contracts were as follows:

US$ millions	June 30, 2011	December 31, 2010
Current financial instrument assets	$1	$—
Non-current financial instrument assets	—	—
Current financial instrument liabilities	—	(3)
Non-current financial instrument liabilities	—	—

	$1	$(3)

  For the six month period ended June 30, 2011, the gain included in OCI related to foreign exchange contracts was $4 million, net of income taxes (six month period ended June 30, 2010 — $nil, net of income taxes).

  Financial instruments measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of the assets and liabilities.

    i.
    Level 1 — inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

    ii.
    Level 2 — inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

    iii.
    Level 3 — inputs for the asset or liability that are not based on observable market data.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

SIX MONTHS ENDED JUNE 30, 2011
(Unaudited)

3.     RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

  The following table presents the Division's financial assets and financial liabilities measured at fair value classified by the fair value hierarchy as of June 30, 2011:

US$ millions	Level 1	Level 2	Level 3
Fund unit liability	$—	$(1,519)	$—
Energy contracts		(14)	(165)
Interest rate swaps	—	(29)	—
Foreign exchange contracts	—	1	—

Total	$—	$(1,561)	$(165)

  There were no transfers between levels during the period.

  The following table presents the changes in fair value measurements for the Division's net financial instrument position included in Level 3 of the fair value hierarchy as set out above:

US$ millions	Level 3
Balance, December 31, 2010	$(199)
Settled	(25)
Price change for existing financial instruments	66
Foreign exchange and other	(7)

Balance, June 30, 2011	$(165)

4.     RELATED PARTY TRANSACTIONS

  The following table summarizes the impact of the related party transactions for the period included in the statements of loss:

	Six months ended June 30,
	2011	2010
Revenues and other income
Sale of power to or guaranteed by Brookfield Renewable	$137	$113

Expenses
Energy purchase from Brookfield Renewable	$18	$19
Operations, maintenance and administration services provided by related parties	6	12
Interest on notes payable to subsidiaries of Brookfield/Brookfield Renewable	13	27
Insurance services — Brookfield	8	7

	$45	$65

  All amounts outstanding with related parties are unsecured. No expense has been recognized in the six month period ended June 30, 2011 and 2010 for doubtful accounts in respect of balances receivable from/payable to related parties.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

SIX MONTHS ENDED JUNE 30, 2011
(Unaudited)

5.     EQUITY-ACCOUNTED AND LONG-TERM INVESTMENTS

  The following table presents the changes in the Division's equity-accounted and long-term investments for the six month period ended June 30, 2011, and the year ended December 31, 2010:

US$ millions	June 30, 2011	December 31, 2010
Equity-accounted and long-term investments, beginning of year	$269	$283
Share of profits of equity-accounted investments	8	15
Share of other comprehensive loss in equity-accounted investments	(1)	—
Dividends received	(6)	(15)
Acquisitions and contributions	83	—
Other	14	(14)

Equity-accounted and long-term investments, end of period	$367	$269

  The following tables summarize the financial information of the equity-accounted investments for the six month periods ended June 30, 2011 and 2010:

	Six months ended June 30, 2011
US$ millions	Revenue	Income (loss)	Share of income
Bear Swamp Power Co. L.L.C.	$34	$14	$7
Powell River Energy Inc.	11	(1)	—
Pingston Power Inc.	4	—	—
Galera Centrais Elétricas S.A.	4	2	1

	$53	$15	$8

	Six months ended June 30, 2010
US$ millions	Revenue	Income (loss)	Share of income
Bear Swamp Power Co. L.L.C.	$44	$15	$7
Powell River Energy Inc.	11	(1)	—
Pingston Power Inc.	4	—	—
Galera Centrais Elétricas S.A.	6	—	—

	$65	$14	$7

  In July 2011, the Division acquired a 22% interest in a 30 MW hydroelectric facility located in Brazil for $28 million through a private fund sponsored by Brookfield.

6.     PROPERTY, PLANT AND EQUIPMENT

  The Division made transfers amongst the classifications of property, plant and equipment during the six months ended June 30, 2011 that are presented in "additions and transfers." Gas-fired assets are now included in "Other assets". The depreciation for the six month period ended June 30, 2011 reflects the new classification as of January 1, 2011.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

SIX MONTHS ENDED JUNE 30, 2011
(Unaudited)

6.     PROPERTY, PLANT AND EQUIPMENT (Continued)

  The composition of the net book value of the Division's property, plant and equipment, is presented in the following table:

				Generating units
US$ millions	Dams	Penstocks	Powerhouses	Hydro- electric	Wind	Gas- fired	Other assets	Total
December 31, 2010	$7,542	$794	$881	$1,740	$555	$61	$600	$12,173

Foreign exchange	188	10	7	32	20	5	81	343
Additions and transfers	(1,154)	(372)	468	47	4	(66)	1,380	307
Depreciation	(162)	4	(8)	(17)	(16)	—	(22)	(221)

June 30, 2011	$6,414	$436	$1,348	$1,802	$563	$—	$2,039	$12,602

  For the six month period ended June 30, 2011, $5 million of interest was capitalized (for the six month period ended June 30, 2010 — $3 million).

  Had the Division's revalued property, plant and equipment been measured on a historical cost basis, its carrying amounts, net of accumulated depreciation, would have been as follows as of:

US$ Millions	June 30, 2011	December 31, 2010
Dams	$1,726	$1,435
Penstocks	216	455
Powerhouses	460	409
Hydroelectric generating units	1,725	1,698
Wind generating units	530	444
Gas-fired co-generating units	30	51
Other assets	871	528

	$5,558	$5,020

7.     FINANCING

  During the six month period ended June 30, 2011, the Fund made net repayments of CDN$7 million on its CDN$250 million credit facility. The Fund also drew CDN$112 million on its construction credit facility to fund the ongoing project costs of the wind farm in Ontario. As of June 30, 2011, the balances outstanding were CDN$135 million and CDN$155 million for the Fund's credit facility and the construction credit facility, respectively.

  The composition of the current and long-term debt is presented in the following table:

US$ millions	June 30, 2011	December 31, 2010
Current portion of long-term debt
Subsidiary borrowings	$270	$127

Long-term debt
Subsidiary borrowings	$3,753	$3,707
Corporate borrowings	1,136	1,096

	$4,889	$4,803

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

SIX MONTHS ENDED JUNE 30, 2011
(Unaudited)

8.     INCOME TAXES

  The Division's effective income tax rate is different from the Division's domestic statutory income tax rate due to the differences below:

	For the six month period ended June 30,
	2011	2010
Statutory income tax rate	(28)%	(31)%
Increase (reduction) in rate resulting from:
International operations subject to different tax rates	(2)%	(9)%
Change in tax rates on temporary differences	49%	—
Foreign exchange gains and losses	(9)%	2%
Deemed profit method	(9)%	3%
Difference between statutory rate and future tax rate	2%	(17)%
Valuation allowance	9%	—
Other	5%	12%

Effective income tax rate, before change in Fund unit liability	17%	(40)%

Change in Fund unit liability	45%	16%

Effective income tax rate	62%	(24)%

  The change in the Fund unit liability represents a permanent tax difference, which is not tax-effected. During the six month period ended June 30, 2011, the Division recorded a loss relating to the Fund unit liability of $160 million (six month period ended June 30, 2010 — $59 million loss). This loss decreases accounting income before income taxes, therefore creating a higher effective income tax rate.

US$ millions	June 30, 2011	December 31, 2010
Deferred income tax assets
Non-capital losses	$148	$124
Capital losses	—	5
Amount available for future deductions	88	147

Total deferred income tax assets	$236	$276

Deferred income tax liabilities
Difference between tax and carrying value	$2,214	$2,429

Total deferred income tax liabilities	$2,214	$2,429

  During the six month period ended June 30, 2011, the Division restructured a portion of its Canadian portfolio, which resulted in a change in the applicable tax rate for one of its subsidiaries. The change in tax rate resulted in the recognition of a $190 million gain in OCI.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

SIX MONTHS ENDED JUNE 30, 2011
(Unaudited)

9.     OTHER LONG-TERM LIABILITIES

  The Division's other long-term liabilities are comprised of the following:

US$ millions	June 30, 2011	December 31, 2010
Fund unit liability	$1,519	$1,355

UBP payment liability	136	123
Other	32	39

	$168	$162

	$1,687	$1,517

  At June 30, 2011, the Division recorded a $1,519 million liability relating to the Fund unit liability (December 31, 2010 — $1,355 million liability). For the six month period ended June 30, 2011, the Division recorded a mark-to-market loss of $112 million on the Fund unit liability, and expensed $48 million of distributions to external unitholders of the Fund (for the six month period ended June 30, 2010 — mark-to-market loss of $25 million on the Fund unit liability, and $34 million of distributions expensed).

10.   SUPPLEMENTAL INFORMATION

  The Division's cash and cash equivalents are comprised of the following:

US$ millions	June 30, 2011	December 31, 2010
Cash	$73	$87
Short-term deposits	210	77
Restricted cash	25	24

	$308	$188

  The net change in non-cash working capital shown in the combined statements of cash flows is comprised of the following:

	For the six months ended June 30,
US$ millions	2011	2010
Trade and other receivables	$(61)	$37
Accounts payable and other	(28)	(16)
Effect of foreign exchange	120	289

	$31	$310

11.   DIVISIONAL EQUITY

  Brookfield Renewable Power Division is not a separate or legal entity for the periods presented in the combined financial statements. Divisional equity is allocated to the Division from the accounts of Brookfield Renewable based on the underlying accounting records that relate to the activities of the Division. Divisional equity represents the residual interest in the assets of the Division after deducting all of its liabilities, with the exception of non-controlling interest and accumulated other comprehensive income see note 12 and 13, respectively.

  Contributions to equity are as a result of transactions between the Division and other divisions or entities within Brookfield Renewable.

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

SIX MONTHS ENDED JUNE 30, 2011
(Unaudited)

12.   NON-CONTROLLING INTERESTS

US$ millions	Brookfield Renewable Power Preferred Equity Inc.	Thunder Mountain	The Catalyst Group	Brascan Energetica	Total
Non-controlling interests, December 31, 2010	$252	$—	$143	$63	$458

Net income for the period	7	—	—	3	10
Other comprehensive income	9	—	—	5	14
Distributions	(7)	(7)	(13)	—	(27)
Acquisitions	—	14	—	—	14
Other	(2)	—	—	—	(2)

Non-controlling interests, June 30, 2011	$259	$7	$130	$71	$467

  On January 31, 2011, the Division acquired a controlling interest in Aeolis' Thunder Mountain and Red Willow wind development projects in British Columbia for total consideration of $7 million.

13.   ACCUMULATED OTHER COMPREHENSIVE INCOME

  The following is a reconciliation of the Division's accumulated other comprehensive income ("AOCI") attributable to its common parent:

US$ millions	Revaluation surplus	Foreign currency translation	Equity- accounted investments	Cash flow hedges	Available- for -sale securities	Total AOCI
Balance, December 31, 2010	$4,263	$434	$157	$52	$17	$4,923

Other comprehensive income (loss), gross of income tax	—	142	(1)	36	—	177
Income tax recovery (expense) on other comprehensive income	190	—	—	(8)	—	182

Balance, June 30, 2011	$4,453	$576	$156	$80	$17	$5,282

  During the six month period ended June 30, 2011, a loss of $1 million was realized from OCI to net loss relating to cash flow hedges (six month period ended June 30, 2010 — loss of $1 million was realized relating to cash flow hedges).

14.   SEGMENTED INFORMATION

  The Division operates mostly renewable power assets, which include conventional hydroelectric generating assets located in Canada, the United States and Brazil, a pumped storage hydroelectric facility located in the United States and wind farms located in Canada. The Division also operates two combined cycle natural gas-fired generating units ("co-gen"), one in Canada and one in the United States. Management evaluates the business based on the type of power generation (Hydroelectric, Wind and Other). Hydroelectric is further evaluated by major region (Canada, the United States and Brazil) for conventional hydroelectric generation. The other segment includes the combined performance of the co-gen and corporate entities. Variations in results are directly related to the amount of electricity generated in any given period, which in turn is dependent upon available water inflows and wind conditions, which fluctuate on a seasonal basis and from period to period. The frequency at which the co-gen facility is operated is determined primarily by the spread between natural gas prices relative to contracted off-peak electricity prices.

  In accordance with IFRS 8, Operating Segments, the Division discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The accounting policies of the reportable segments are those described in note 2 of the audited 2010 annual combined financial statements and the changes in accounting policies in note 2(a) of these interim combined financial statements. The Division analyzes the performance of its operating segments based on

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

SIX MONTHS ENDED JUNE 30, 2011
(Unaudited)

14.   SEGMENTED INFORMATION (Continued)

  operating cash flow, which consists of revenues from the Division's power operations, net of direct operating costs. Transactions between the reportable segments occur at fair value.

	Conventional Hydroelectric
US$ millions	Canada	United States	Brazil	Wind	Equity- accounted investments	Other	Total
Six month period ended June 30, 2011:
Revenues	$152	$243	$163	$32	$—	$32	$622
Operating cash flow	132	161	110	26	—	14	443
Interest expense — borrowings	34	73	45	13	—	32	197
Depreciation and amortization	71	64	67	16	—	3	221
As of June 30, 2011:
Property, plant and equipment	$4,494	$4,629	$2,333	$569	$—	$577	$12,602
Total assets	4,702	5,095	2,919	856	367	590	14,529
Total borrowings	979	1,833	691	520	—	1,136	5,159
Total liabilities	3,663	1,400	1,083	612	—	3,595	10,353

	Conventional Hydroelectric
US$ millions	Canada	United States	Brazil	Wind	Equity- accounted investments	Other	Total
Six month period ended June 30, 2010:
Revenues	$119	$253	$126	$18	$—	$26	$542
Operating cash flow	93	170	83	15	—	5	366
Interest expense — borrowings	31	76	37	8		35	187
Depreciation and amortization	85	89	52	13	—	5	244
As of December 31, 2010:
Property, plant and equipment	$4,386	$4,678	$2,248	$554	$—	$307	$12,173
Total assets	4,764	5,092	2,734	645	269	370	13,874
Total borrowings	950	1,857	665	362	—	1,096	4,930
Total liabilities	2,683	1,428	955	406	—	4,572	10,044

  The following table reconciles operating cash flow, as presented above, to net loss as presented in the Division's combined statements of loss for the six month period ended:

	Six months ended June 30,
US$ millions	2011	2010
Operating cash flow per tables above	$443	$366
Share of profits in equity-accounted investments	8	7
Interest expense	(197)	(187)
Depreciation and amortization	(221)	(244)
Unrealized financial instrument gains	3	43
Loss on Fund unit liability	(160)	(59)
Income tax (expense) recovery	(60)	34
Other	23	(42)

Net loss	$(161)	$(82)

BROOKFIELD RENEWABLE POWER DIVISION

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

SIX MONTHS ENDED JUNE 30, 2011
(Unaudited)

14.   SEGMENTED INFORMATION (Continued)

  Included in "other" for the six months ended June 30, 2011, was $42 million relating to the collection of amounts due to a settlement of outstanding revenues, penalties and interest.

15.   COMMITMENTS, CONTINGENCIES AND GUARANTEES

  Brookfield Renewable, on behalf of the Division's subsidiaries, provides letters of credit which include, but are not limited to, guarantees for performance, construction completion and debt service reserves. As such, Brookfield Renewable has issued outstanding letters of credit of $94 million on behalf of the Division's subsidiaries at June 30, 2011 (December 31, 2010 — $92 million).

  In the normal course of operations, the Division has committed as of June 30, 2011, to spend approximately $107 million (December 31, 2010 — $71 million) on capital projects in the next twelve months. The Division categorizes its capital spending as either sustaining or development and construction expenditures. Sustaining capital expenditures are incurred to maintain currently owned power generating assets, whereas development and construction expenditures include project costs for new facilities.

  There have been no other material changes to the Division's commitments, contingencies and guarantees since December 31, 2010.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Introduction

        This management's discussion and analysis of financial results ("MD&A") is of the financial results of Brookfield's renewable power division as of June 30, 2011 and for the six months ended June 30, 2011 and 2010, and as of and for the years ended December 31, 2010 and 2009. The information in this MD&A should be read in conjunction with our audited combined financial statements as of and for the years ended December 31, 2010 and 2009, and the notes thereto, and the unaudited combined financial statements as of June 30, 2011 and for the six months ended June 30, 2011 and 2010, and the notes thereto, each of which are included in the Information Circular. Capitalized terms used in this MD&A but not otherwise defined herein have the meanings given to them under "Glossary of Terms" in the Information Circular.

Basis of Presentation

        Brookfield's renewable power division includes all renewable power assets, contracts and liabilities that will be part of Brookfield Renewable post-Combination. Brookfield's renewable power division's audited combined financial statements as of and for the years ended December 31, 2010 and 2009, and the notes thereto, and the unaudited combined financial statements as of June 30, 2011 and for the six months ended June 30, 2011 and 2010, and the notes thereto, are prepared on a basis to provide information about the financial condition and performance of the assets that will be part of Brookfield Renewable post-Combination. The financial information included in Brookfield's renewable power division's combined financial statements does not include the impact of any of the proposed contracts or contract amendments, service agreements or tax impacts anticipated as a result of the Combination.

Performance Targets and Key Measures

        Key performance indicators used by Brookfield's renewable power division are EBITDA and operating cash flow, which are not generally accepted accounting measures under IFRS and differ from net income, and may differ from definitions of EBITDA and operating cash flow used by other companies. We define EBITDA as 100% of revenues less direct costs (including energy marketing costs) before interest, taxes, depreciation, amortization and asset management fees. We define operating cash flow as 100% of revenues less direct costs (including energy marketing costs), interest expense, cash taxes and asset management fees, which is then adjusted for non-controlling interests. We present these key performance indicators to communicate the cash streams generated by Brookfield's renewable power division. A reconciliation of each of EBITDA and operating cash flow to net income is presented under "— Net Income".

Operating Platforms

        We operate our facilities through three regional operating centers in Canada, the United States and Brazil which are designed to maintain, and where possible, enhance the value of our assets, while cultivating positive relations with local stakeholders. As of June 30, 2011, we owned and managed 168 hydroelectric generating stations, two wind farms, and two natural gas-fired plants. Overall, the assets we own or manage have 4,354 MW of generating capacity and annual generation of 16,785 GWh based on long-term averages. The table below outlines Brookfield's renewable power division's portfolio of operating assets as of June 30, 2011.

Operating Assets
(as of June 30, 2011)

Markets	Rivers	Generating Stations	Generating Units	Capacity MW		LTA(1) GWh	Storage GWh

Hydroelectric
Canada	18	32	72	1,323		5,061	1,261
United States	26	101	268	1,950		6,643	2,146
Brazil	23	35	79	626		3,541	—

Total Hydroelectric	67	168	419	3,899		15,245	3,407
Wind	—	2	148	240		660	—
Other	—	2	6	215		880	—

Power generating assets	67	172	573	4,354	(2)	16,785	3,407

(1)
Expected annual generation is based on long-term averages ("LTA"), except for Brookfield's renewable power division's other assets (natural gas-fired facilities) which are based on historical operating rates.

(2)
Total net ownership after minority interest is 3,957 MW.

Operating Performance

	Invested capital(1) as of		Operating cash flow for the six months ended June 30,		Operating cash flow for the year ended December 31,
($ millions)	June 30, 2011	December 31, 2010	2011	2010	2010	2009

Hydroelectric generation
Canada	4,502	4,406	132	93	156	182
United States	4,628	4,677	161	170	317	342
Brazil	2,419	2,333	110	83	186	149

Total hydroelectric generation	11,549	11,416	403	346	659	673
Wind generation	569	564	26	15	45	35
Other power assets	81	82	14	5	13	(3)
Development projects	489	198	—	—	—	—

Invested capital	12,688	12,260	443	366	717	705
Equity-accounted investments	367	269	12	12	22	22

Total power operations/EBITDA	13,055	12,529	455	378	739	727
Other assets/liabilities	206	52	46	8	—	—
Current taxes	—	—	(29)	(9)	(32)	(23)
Subsidiaries borrowings	(4,023)	(3,834)	(165)	(151)	(305)	(289)
Corporate borrowings and credit facilities	(1,276)	(1,152)	(32)	(36)	(72)	(59)
Non-controlling interests	(1,986)	(1,813)	(97)	(68)	(123)	(97)

Division's IFRS value(2)	5,976	5,782	178	122	207	259

Value not recognized under IFRS	545	600	—	—	—	—

Underlying value(2)/operating cash flow	6,521	6,382	178	122	207	259

(1)
Invested capital for the various operating segments includes property, plant, and equipment, and intangible assets.

(2)
Division's IFRS value and underlying value include common equity, amounts due to or from our parent and deferred taxes.

        EBITDA and operating cash flow for the six months ended June 30, 2011 totalled $455 million and $178 million, respectively, which represents a significant increase over the prior year, primarily as a result of a return to long-term average generation. For the year ended December 31, 2010, we generated EBITDA of $739 million, a $12 million increase from the prior year. Hydrology improved during the fourth quarter of 2010, with generation recovering to the long-term average, however, low hydrology in the spring and summer months of 2010 contributed to a significant shortfall in total power generation compared to the prior year. Offsetting the shortfall in generation was the favourable full year impact of the contract amendments executed in August 2009 with our facilities located in Ontario and Québec, and the favourable exchange rate effect from the Canadian dollar and Brazilian reais on our revenues. New assets commissioned in 2010 contributed $16 million of operating cash flows during the year ended December 31, 2010, and 365 GWh of generation.

	Six months ended June 30,			Year ended December 31,
(GWh)	2011 (actual)	2010 (actual)	2011 (long-term average)	2010 (actual)	2009 actual	2010 (long-term average)

Existing hydroelectric capacity
Canada	1,943	1,634	2,236	2,901	4,179	4,344
United States	3,563	3,305	3,478	6,154	6,844	6,060
Brazil	1,429	1,368	1,475	2,681	2,680	2,688
New capacity — during 2011 and 2010(1)	71	54	72	320	—	329

Total hydroelectric	7,006	6,361	7,261	12,056	13,703	13,421
Wind energy
Existing capacity	232	205	255	454	433	506
New capacity — during 2011 and 2010(1)	82	—	80	45	—	—
Gas-fired generation	355	222	438	567	489	880

Total power generation	7,675	6,788	8,034	13,122	14,625	14,807
Other power assets under management(2)	620	723	669	1,330	1,193	1,236

Total operations	8,295	7,511	8,703	14,452	15,818	16,043

(1)
LTA and actual production included as of the date of commissioning.

(2)
Represents generation from equity-accounted investments in power generation companies.

        Generation for the six months ended June 30, 2011 exceeded the same period in the prior year by 784 GWh. This increase reflects a return to more normal water levels from 2010 levels which was a particularly dry period. The majority of our operating regions were in line with long-term averages, with the exception of our Canadian portfolio which continued to perform below expectations. Generation from our wind assets also increased year over year by 109 GWh due to favourable wind conditions and the commissioning of the Gosfield Wind farm in the third quarter of 2010. As of June 30, 2011, reservoir levels were 90% full and 4% above the long-term average.

Underlying Value

        As of June 30, 2011, the underlying value of our business totaled $6,521 million, on a pre-tax basis, which was $139 million higher than as of December 31, 2010. This increase was attributable to $178 million of operating cash flows and $146 million of favourable foreign exchange gains on our Canadian dollar and Brazilian reais assets which more than offset accounting depreciation of $221 million. We show underlying value in order to provide readers of our financial statements with an indication of the value of our business. The underlying value of our business highlights Brookfield's renewable power division's ability to acquire new business opportunities with sustaining cash flows and our investment in our comprehensive capital program to preserve the reliability and value of our facilities using low cost borrowings. Brookfield's renewable power division continues to optimize the underlying value with long-term sales agreements, and to capitalize on water storage to operate assets without long-term sales agreements in higher price peak demand periods.

        The following table presents the major changes impacting Brookfield's renewable power division's underlying value during the six months ended June 30, 2011.

($ millions)	For the six months ended June 30, 2011

Underlying value — beginning of period	$6,382

Operating cash flow	178
Value not recognized under IFRS	(55)
Revaluation	—
Unrealized gains on financial instruments	3
Foreign exchange	146
Depreciation and amortization	(221)
Contributions from (distributions to) parent	30
Loss on Fund unit liability	(160)
Working capital and other	218

Changes in underlying values	139

Underlying value — end of period	$6,521

        In addition to the IFRS value, we believe there is an additional $545 million (2010 — $600 million) in unrecognized value relating to ongoing project development activities and additional value relating to deferred liabilities in our non-financial energy derivative contracts. This additional value will be recognized under IFRS upon final commissioning of the projects and through amortization of the deferred liabilities over the life of the energy contracts.

        As of June 30, 2011 we continue to advance development of four hydroelectric facilities. We currently have two projects under construction in the United States, Lower St. Anthony Falls and Glen Ferris. These projects will reach commercial operation between 2011 and 2012, at which point they will contribute 16 MW to the portfolio. The Pezzi and Serra dos Cavalinhos II facilities, which are both in the early construction stages, are located in Brazil. These facilities are anticipated to reach commercial operations in 2013 and add 48 MW to the portfolio. All projects are proceeding on schedule and on budget.

        We are also advancing the construction of three wind projects in North America. The Comber Wind project, a 166 MW facility, is located in southwestern Ontario. The project is expected to operate commercially by late 2011 and costs are currently in line with plan. Similarly, the Granite Wind project, a 99 MW facility located in New Hampshire, is expected to reach its target commercial operation date by the end of 2011 and is advancing on budget. The notice to proceed for construction of the Coram Wind Project, a 102 MW facility located in California was issued on May 5, 2011. The project is on schedule to reach its target commercial operation date during the first quarter of 2012.

        The key valuation metrics of our hydro and wind generating facilities as of December 31, 2010 and 2009, the dates of our last valuations, are set out in the following table.

	United States		Canada		Brazil
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009

Discount rate	7.4%	7.9%	6.4%	7.1%	10.8%	11.0%
Terminal capitalization rate	7.9%	8.4%	7.1%	7.9%	n/a	n/a
Exit date	2030	2029	2030	2029	2029	2029

        The valuation metrics set out in the table above are based on weighted-average, post-tax discount and terminal capitalization rates. The valuations are impacted primarily by the discount rate and anticipated long-term electricity prices.

Net Income

        Net income is not a key metric used by management to assess the performance of our business or the intrinsic value of our operations, and we prefer to focus on EBITDA and operating cash flow. However, we recognize the importance of net income as a key measure for many users of financial information and we provide below a reconciliation of EBITDA to operating cash flow and operating cash flow to net income.

	Six months ended June 30,		Year ended December 31,
($ millions)	2011	2010	2010	2009

EBITDA	455	378	739	727
Interest expense on subsidiary borrowings	(165)	(151)	(305)	(289)
Interest expense on corporate borrowings and credit facilities	(32)	(36)	(72)	(59)
Current taxes	(29)	(9)	(32)	(23)
Other income	46	8	—	—
Non-controlling interests	(97)	(68)	(123)	(97)

Operating cash flow	178	122	207	259

Add back: non-controlling interest	97	68	123	97
Other items	(23)	(50)	(11)	91
Equity-accounted investments and power assets	(4)	(5)	(7)	(6)
Depreciation and amortization	(221)	(244)	(446)	(321)
Loss on Fund unit liability	(160)	(59)	(159)	(244)
Unrealized financial instrument gains (losses)	3	43	584	(791)
Deferred income tax (expense) recovery	(31)	43	3	335

Net (loss) income	(161)	(82)	294	(580)

        Depreciation and amortization expense of $221 million for the six months ended June 30, 2011 was $23 million lower than the amount recorded during the same period in 2010, primarily due to the lower fair values of our power generating assets revalued as of December 31, 2010. Depreciation and amortization expense of $446 million for the year ended December 31, 2010 was $125 million higher than the prior year primarily due to the commissioning of power generating assets in Brazil and Canada as well as the strengthening Brazilian reais and Canadian dollar. The fair values are impacted by changing discount rates and long-term power prices.

        IFRS requires that Brookfield's renewable power division account for the Units redeemable by the external unitholders as a liability instead of as non-controlling interest. The liability is revalued at each balance sheet date based on the redemption amount of the Units, with changes in the redemption amount recorded in income in the period of the change. This treatment resulted in a loss of $160 million, of which $48 million relates to distributions during the six months ended June 30, 2011 (loss of $59 million, of which $34 million relates to distributions during the same six months ended June 30, 2010) due to an increase in the Unit trading price and a reduction in ownership from 50% in the prior year to 34%. The loss for the year ended December 31, 2010 was $159 million, of which $77 million relates to distributions (loss of $244 million, of which $46 million relates to distributions in 2009). An increase in the market price of the Units, which is positive for Brookfield's renewable power division, results in a higher redemption amount for the Units and therefore a loss in our income for the period. Conversely, decreases in the market price of the Units will result in a lower redemption amount and a gain in our income for the period. No Units have ever been redeemed and the Units are tradable on the Toronto Stock Exchange. In our view, this liability is unlikely to be settled due to the below market redemption price terms.

        Unrealized gains/(losses) on financial instruments relate largely to contracts in which there is a difference between the prices at which we have committed to sell future generation and the current market prices for those contracts that were not designated as hedges of our future cash flows. During 2011, management designated certain of the contracts for accounting purposes as hedges of future cash flows as they represent an economic hedge of our exposure to future price changes. The result is that a portion of the change in fair value of the contract will be recorded in "other comprehensive income", lessening the future changes in net income related to these contracts. Decreases in electricity prices results in the recognition of mark-to-market gains, and increases in electricity prices results in the recognition of mark-to-market losses, in our net income on certain financial contracts. The gains and losses recognized for the six months ended June 30, 2011 and 2010, and for the years ended December 31, 2010 and 2009, represent the change in the potential value which Brookfield's renewable power division could realize through these contracts in future years.

Review of Operations

Hydroelectric

	Six months ended June 30,				Year ended December 31,
	2011		2010		2010		2009
($ millions)	Revenues	Operating cash flow	Revenues	Operating cash flow	Revenues	Operating cash flow	Revenues	Operating cash flow

Canada	$152	$132	$119	$93	$205	$156	$221	$182

United States	243	161	253	170	459	317	453	342

Brazil	163	110	126	83	271	186	215	149

Total	$558	403	$498	$346	$935	$659	$889	$673

Per MWh	$80	$58	$78	$54	$78	$55	$65	$49

        Operating cash flow for the six months ended June 30, 2011 from our hydroelectric generating assets increased by $57 million, or 16%, compared with the same period of the prior year. Generation from hydroelectric capacity totalled 7,006 GWh, which was slightly below the long-term average and 10% above the same period of the prior year, mostly due to improved hydrology conditions. The northeastern United States experienced one of its wettest springs in history due to the combination of heavy precipitation and the melting snow left from record breaking snowfalls during the beginning of 2011. Brookfield's renewable power division's risk of a generation shortfall in Brazil continues to be minimized by its participation in the MRE program which helps mitigate hydrology risk by assuring that all participant plants in the MRE program receive, at any particular point in time, a reference amount of electricity determined through studies conducted at each new plant, irrespective of the actual volume of energy generated. Operating costs in Canada and Brazil reflect the additional cost related to the increased generation during the period and the higher currency revaluation.

        For the year ended December 31, 2010, operating cash flow from our hydroelectric generating assets decreased by $14 million compared to the year ended December 31, 2009. Generation from existing hydroelectric capacity totaled 11,736 GWh for the year ended December 31, 2010, which was 10% below the long-term average and 14% below 2009 levels, mostly due to below average precipitation experienced in eastern Canada during the spring and summer months. Assets commissioned in Brazil during late 2009 and early 2010 contributed 320 GWh for the year ended December 31, 2010. Operating costs in 2010 were higher than prior year due to a number of one-time expenditures relating to the conversion to IFRS, prospectus filings and post employment benefit costs. Other than water royalties paid to governmental authorities, hydroelectric facilities do not have any other significant variable costs, such as fuel costs, which can be quite material and highly volatile for fossil-fuelled plants. Combined with the low maintenance and outstanding reliability of equipment, operating expenses are comparatively low.

Wind Energy

	Six months ended June 30,				Year ended December 31,
	2011		2010		2010		2009
($ millions)	Revenues	Operating cash flow	Revenues	Operating cash flow	Revenues	Operating cash flow	Revenues	Operating cash flow

Wind power	32	26	18	15	52	45	40	35

        Operating cash flow from our wind facilities increased by $11 million for the six months ended June 30, 2011, compared to the same period in 2010. Generation increased by 109 GWh for the six months ended

June 30, 2011, compared to the same period in 2010, 82 GWh of which is attributable to the Gosfield Wind farm which was commissioned in September 2010, as well as the positive impact of the strengthening Canadian dollar.

        Operating cash flow from our wind facilities increased by $10 million for the year ended December 31, 2010, compared to the year ended December 31, 2009, due to a 66 GWh increase in generation compared to 2009, of which 45 GWh is attributable to the commissioning of our Gosfield Wind farm in September 2010, as well as the positive impact of the strengthening Canadian dollar. Variable operating costs for 2010 consisted mainly of payments under land leases to public and private landowners.

Consolidated Invested Capital

        The following table provides a breakdown of our consolidated invested capital by region, as of June 30, 2011 and December 31, 2010.

($ millions)	Canada	US	Brazil	Wind	Other	Corporate and other	June 30, 2011	December 31, 2010

Generation assets	$4,502	$4,628	$2,419	$569	$81	$—	$12,199	$12,062
Development projects	14	47	125	303	—	—	489	198
Equity-accounted investments	89	104	112	62	—	—	367	269

Total power operations	4,605	4,779	2,656	934	81	—	13,055	12,529
Financial instruments	(199)	(8)	—	—	—	—	(207)	(246)
Current assets/ liabilities	(13)	62	227	(42)	4	—	238	144
Other non-current assets/ liabilities	35	90	53	(3)	—	—	175	154
Subsidiary borrowings	(979)	(1,833)	(691)	(520)	—	—	(4,023)	(3,834)
Corporate borrowings and credit facilities	—	—	—	—	—	(1,276)	(1,276)	(1,152)
Non-controlling interests	(1,786)	(129)	(71)	—	—	—	(1,986)	(1,813)

	1,663	2,961	2,174	369	85	(1,276)	5,976	5,782
Value not recognized under IFRS	296	149	100	—	—	—	545	600

Underlying value	$1,959	$3,110	$2,274	$369	$85	$(1,276)	$6,521	$6,382

Property, Plant and Equipment and Intangible Assets

        The net book value of our property, plant and equipment and intangible assets was $12,688 million as of June 30, 2011, (December 31, 2010 — $12,260 million). The investment in capital assets for the six months ended June 30, 2011 was $307 million (December 31, 2010 — $348 million), while the net favourable impact of foreign exchange on our Canadian and Brazilian assets was approximately $343 million. Offsetting these increases for the six months ended June 30, 2011 was depreciation of $221 million.

Financial Instrument Assets and Liabilities

        Financial instrument assets and liabilities consist of certain long-term physical contracts that qualify as non-financial derivative instruments. The fair value of these non-financial derivative assets and liabilities fluctuate from time to time depending on market conditions. Changes in the fair value of derivative instruments that are designated as hedges of future cash flows are recorded in other comprehensive income. When the derivative instrument is not designated as a hedge of future cash flows, changes in its fair value are recorded in net income (loss). The net position of our financial instrument assets and liabilities as of June 30, 2011 increased by $39 million compared to December 31, 2010.

Liquidity and Capitalization

        As of June 30, 2011, our liquidity totalled $600 million (as of December 31, 2010 — $400 million) which can be utilized along with ongoing cash flow from operations to fund growth initiatives and capital expenditures. We define total liquidity as cash and cash equivalents plus amounts available under committed credit facilities. Total liquidity is comprised of $308 million of cash and equivalents and approximately $300 million of available committed credit facilities. Our committed credit facilities have three to four year terms.

        We finance the business on an investment grade basis. The high-quality, long-life nature of our assets has allowed us to finance a significant portion of the business with asset-specific debt and minimal near-term maturities, minimizing risks associated with liquidity and refinancing. Our debt to capitalization ratio on a consolidated basis was 40%, as of June 30, 2011, which was substantially unchanged from December 31, 2010.

        The following table presents Brookfield's renewable power division's capitalization using book values as of June 30, 2011 and December 31, 2010.

($ millions)	June 30, 2011	December 31, 2010	Increase (decrease)

Corporate borrowings
Credit facilities	$140	$56	$84
Corporate borrowings	1,136	1,096	40
Subsidiary borrowings	4,023	3,834	189

Total indebtedness	5,299	4,986	313

Deferred tax liabilities	2,214	2,429	(215)
Shareholders' interests
Fund unit liability	1,519	1,355	164
Non-controlling interests	467	458	9
Common equity	3,709	3,372	337

Tangible net worth	7,909	7,614	295

Total capitalization	$13,208	$12,600	$608

Debt to total capitalization	40%	40%

        Total capitalization was $13,208 million as of June 30, 2011, which was an increase of $608 million since December 31, 2010, mainly due to increased subsidiary and corporate borrowings to fund construction projects in our Brazil hydro and Canadian wind portfolio. The Fund unit liability also increased due to the increase in the Unit's price and the stronger Canadian dollar.

        As part of our financing strategy, we raise the majority of our debt capital in the form of asset-specific borrowings in our subsidiaries. These borrowings are generally secured by the assets of the related property and, as such, limit the exposure of Brookfield's renewable power division in the unlikely case of a default. As of June 30, 2011, we are not aware of any debt covenant violations.

Supplemental Information

        Information contained in this section is required by applicable continuous disclosure guidelines and to facilitate additional analysis.

Contractual Obligations

        The following table summarizes our significant contractual obligations between 2011 and 2015 and thereafter.

($ millions)	2011(3)	2012	2013	2014	2015	Thereafter	Total

Subsidiary borrowings	76	776	437	292	132	2,360	4,073
Corporate borrowings	—	—	—	—	—	1,142	1,142
Capital projects(1)	107	—	—	—	—	—	107

	183	776	437	292	132	3,502	5,322

Interest Expense(2)
Subsidiary borrowings	122	228	192	139	124	891	1,696
Corporate borrowings	32	63	63	63	63	332	616

	154	291	255	202	187	1,223	2,312

Total	337	1,067	692	494	319	4,725	7,634

(1)
In the normal course of operations, as of June 30, 2011, Brookfield's renewable power division committed to spend approximately $107 million on capital projects.

(2)
Represents aggregate interest expense expected to be paid over the term of the obligations. Variable rate interest payments have been calculated based on current rates.

(3)
For the six month period from June 30, 2011 to December 31, 2011.

Guarantees

        In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third-parties in transactions such as business dispositions and acquisitions, construction projects, capital project purchases and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third-parties as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. We provide guarantees as described in note 27 to our 2010 audited combined financial statements.

Related Party Transactions

        Brookfield's renewable power division has entered into certain related party transactions, including power sales agreements to sell power to a subsidiary of BRPI, receiving our insurance coverage from a subsidiary of Brookfield and holding short and long-term investments in Brookfield and its subsidiaries that generate interest income.

        The table below summarizes the transactions that occurred in the normal course of operations for the following periods.

($ millions)	Six months ended June 30, 2011	Six months ended June 30, 2010	Year ended December 31, 2010	Year ended December 31, 2009

Revenues and other income
Sale of power to or guaranteed by Brookfield Renewable	137	113	205	195

Expenses
Energy purchase from Brookfield Renewable	18	19	42	26
Operations, maintenance and administration services provided by related parties	6	12	17	9
Interest expense on notes payable to subsidiaries of Brookfield/ Brookfield Renewable	13	27	40	52
Insurance services — Brookfield	8	7	15	11

	45	65	114	98

        The following table summarizes the balances receivable from, and payable to, related parties as of June 30, 2011 and December 31, 2010.

($ millions)	As of June 30, 2011	As of December 31, 2010

Amount due from Brookfield/Brookfield Renewable	414	377
Note receivable from an equity-accounted investment	—	23

Due from related parties — short-term	414	400

Note receivable from an equity-accounted investment	20	19

Due from related parties — long-term	20	19

Due to related parties — short-term	617	567

Hydrology reserve facility	—	8

Due to related parties — long-term	106	101

        Post-combination, the amounts represented above will no longer be outstanding, except as they relate to energy contracts with Brookfield and its affiliates, which total $56 million on a net basis.

Critical Accounting Estimates and Judgments

        The combined financial statements discussed in this MD&A are prepared in accordance with IFRS which requires the use of estimates and judgment in reporting assets, liabilities, revenues, expenses and contingencies. A summary of the estimates is outlined in note 2 (Significant Accounting Policies) to our December 31, 2010 audited combined financial statements.

Significant Changes in Accounting Standards

        The notes to our audited combined financial statements as of and for the year ended December 31, 2010 contain a summary of the critical accounting policies used in the preparation of our audited consolidated financial statements and the impacts of changes adopted to comply with accounting standards.

Future Accounting Policy Changes

        The notes to our audited combined financial statements as of and for the year ended December 31, 2010 contain a summary of the future accounting policy changes.

Cautionary Statement Regarding Forward-Looking Statements

        This MD&A contains forward-looking statements concerning our business and operations. Forward-looking statements can be identified by the use of words such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "pending", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve assumptions and known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements. For further information on these known and unknown risks, please see "Risk Factors" in the Information Circular.

        Examples of such statements include, but are not limited to, factors relating to production and the business, financial position, operations and prospects for Brookfield's renewable power division. They include but are not limited to: changes in hydrology and wind conditions; fluctuations in energy prices; failure by Brookfield's renewable power division to manage transaction risks associated with energy marketing and sales; changes in policies and assumptions in determining IFRS valuations; failure by Brookfield's renewable power division to maintain equipment; failure by counterparties to fulfill contractual obligations and failure by Brookfield's renewable power division to replace contracts; general risks faced by the industry; changes in the general economy; failure of transmission systems on land or adequate transmission capacity; increases in water rental costs or similar fees; changes in foreign currency exchange rates; changes to regulations, increases in regulatory costs and changes in wholesale market rules; failure by Brookfield's renewable power division to renew, maintain or obtain necessary governmental permits; changes in technology; inability to generate or sell electricity; failure by Brookfield's renewable power division to maintain dam safety; inadequate insurance; failure by Brookfield's renewable power division to comply with public safety and health, safety and environmental regulations; threat of legal action and claims against Brookfield's renewable power division; failure by Brookfield's renewable power division to avoid labor disruptions; changes in power markets; changes in the Brazilian economic, political or social climate; changes in support for renewable power; inability of Brookfield's renewable power division to develop greenfield projects; delays in construction and increased construction costs; failure of Brookfield's renewable power division to adapt to new technologies and failure of new technologies to perform; failure of Brookfield's renewable power division to maintain relationships with partners; inability of Brookfield's renewable power division to successfully integrate acquisitions; failure of Brookfield's renewable power division to enforce legal rights in new markets; inability of Brookfield's renewable power division to access capital on desirable terms; failure of Brookfield's renewable power division to comply with covenants in loan agreements; inability of Brookfield's renewable power division to withdraw cash from subsidiaries; changes in interest rates and downgrading of credit ratings; inability to secure attractive project level financing; and changes in tax laws. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied in the forward-looking statements contained in this MD&A, and as such, you are cautioned not to place undue reliance on these forward-looking statements.

        These forward-looking statements represent our views as of the date of this MD&A. While we anticipate that subsequent events and developments may cause these views to change, we disclaim any obligation to update these forward-looking statements, other than as required by applicable law. These forward-looking statements should not be relied upon as representing Brookfield's renewable power division's views as of any date subsequent to June 30, 2011, the date of this MD&A.

/s/ Sachin Shah

Sachin Shah
Chief Financial Officer

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

BALANCE SHEET

As of August 31, 2011

 INDEPENDENT AUDITORS' REPORT

To the General Partner of Brookfield Renewable Energy Partners L.P.

        We have audited the accompanying balance sheet of Brookfield Renewable Energy Partners L.P. (the "Partnership") as of August 31, 2011.

Management's Responsibility for the balance sheet

        Management is responsible for the preparation and fair presentation of the balance sheet in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of the balance sheet so that it is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the balance sheet. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the balance sheet, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the balance sheet presents fairly, in all material respects, the financial position of Brookfield Renewable Energy Partners L.P. as of August 31, 2011 in accordance with International Financial Reporting Standards.

(Signed) "Ernst & Young LLP"

Chartered Accountants
Licensed Public Accountants

September 30, 2011
Toronto, Canada

 BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

BALANCE SHEET

As of August 31, 2011
(in US dollars)

2011
Assets
Receivable from partners	$101

Partners' capital (note 1)	$101

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

NOTES TO THE BALANCE SHEET

As of August 31, 2011
(in US dollars)

1.     NATURE AND DESCRIPTION OF THE PARTNERSHIP

  Brookfield Renewable Energy Partners L.P. (the "Partnership") was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated June 27, 2011. The general partner of the Partnership, 2288509 Ontario Inc., a subsidiary of Brookfield Renewable Power Inc. ("Brookfield Renewable"), has contributed $100 and Brookfield Renewable (as a limited partner) has contributed $1. No additional capital contributions by the partners are required, or without the consent of the general partner, permitted. Brookfield Asset Management Inc., parent of Brookfield Renewable, is the ultimate parent of the Partnership. The Partnership has been established to serve as a limited partner of Brookfield Renewable Energy L.P. The Partnership's fiscal year end is December 31.

  In September 2011, Brookfield Renewable announced its intention to transfer the entire portfolio of renewable power generating facilities through a reorganization (the "Arrangement") to a subsidiary of the Partnership. The Partnership will also assume Brookfield Renewable's term notes with maturities ranging from 2016 and 2036 and the preferred shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity"). The Arrangement is subject to approval by Brookfield Renewable Power Fund unitholders, the holders of preferred shares of BRP Equity and Brookfield Renewable's unsecured bondholders. The Arrangement is also subject to obtaining typical regulatory, governmental, corporate or contractual consents, assignments and approvals. After the Arrangement, Brookfield Renewable will hold, directly or indirectly, approximately a 73% limited partnership interest on a fully exchanged basis and all general partnership units totaling a 0.01% general partnership interest in the Partnership.

  The registered office of the Partnership is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a.
  Statement of Compliance

    The balance sheet has been prepared in accordance with International Financial Reporting Standards ("IFRS"). The accounting policies of the Partnership are based on the IFRS applicable at August 31, 2011, and encompasses individual IFRS, International Accounting Standards ("IAS"), and interpretations made by the International Financial Reporting Interpretations Committee ("IFRIC") and the Standing Interpretations Committee ("SIC"). Separate statements of income, comprehensive income, changes in partners' capital and cash flows have not been presented as there have been no activities of this entity, with the exception of the issuance of the Partnership units on June 27, 2011.

    The balance sheet has been authorized for issuance by the Board of Directors of the general partner of the Partnership on September 12, 2011.

  b.
  Trade and other receivables

    Trade receivables are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest rate method, less any allowances for uncollectability.

  c.
  Future changes in accounting policies

  (i)
  Financial instruments

    IFRS 9, Financial Instruments ("IFRS 9") was issued by the International Accounting Standards Board ("IASB") on October 28, 2010, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss ("FVTPL") and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 9 on the balance sheet.

    (ii)
    Consolidation

    IFRS 10, Consolidation ("IFRS 10") was issued by the IASB on May 12, 2011, and replaces SIC-12, Consolidation — Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements ("IAS 27"). IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

NOTES TO THE BALANCE SHEET (Continued)

As of August 31, 2011
(in US dollars)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    the ability to affect those returns through its power over the investee. Under IAS 27, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 10 on the balance sheet.

    (iii)
    Joint arrangements

    IFRS 11, Joint Arrangements ("IFRS 11") was issued by the IASB on May 12, 2011, and replaces IAS 31, Interests in Joint Ventures ("IAS 31"), and SIC-13, Jointly Controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under IAS 31, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 11 on the balance sheet.

    (iv)
    Disclosure of interests in other entities

    IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12") was issued by the IASB on May 12, 2011. IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off-balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 12 on the balance sheet.

    (v)
    Fair value measurement

    IFRS 13, Fair Value Measurement ("IFRS 13"), a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards, was issued by the IASB on May 12, 2011. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It supersedes the fair value guidance that currently exists in IAS 16, Property, Plant and Equipment concerning the use of the revaluation method. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Management is currently evaluating the impact of IFRS 13 on the balance sheet.

    (vi)
    Employee Benefits

    In June 2011, the IASB issued significant amendments to IAS 19, Employee Benefits ("IAS 19"). These changes affect the recognition of actuarial gains and losses by removing the option to use the corridor approach and requiring immediate recognition in OCI. These OCI amounts cannot be recycled to the income statement. There are also changes to the recognition, measurement and presentation of past service costs, cost of benefits and finance expense or income relating to employee benefits. Further, termination benefits are recognized as a liability only when the entity can no longer withdraw the offer of the termination benefit or recognizes any related restructuring costs. There are additional disclosure requirements. The amendment is effective for periods beginning on or after January 1, 2013. Management is currently evaluating the impact of these amendments on the balance sheet.

    (vii)
    Presentation of items of Other Comprehensive Income

    In June 2011, IASB issued amendments to IAS 1, Presentation of Financial Statements. These amendments include a requirement for entities to group items presented in OCI on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments), and emphasize the importance of presenting profit or loss and OCI together and with equal prominence. The amendment is effective for annual periods starting on or after July 1, 2012. Management is currently evaluating the impact of these amendments on the balance sheet.

 APPENDIX I

BREP PRO FORMA FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Combined Financial Statements

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Page
Unaudited Pro Forma Condensed Combined Balance Sheet —
As at June 30, 2011 as if the transaction had occurred on June 30, 2011	I-5
Unaudited Pro Forma Condensed Combined Statement of Income (Loss) —
For the year ended December 31, 2010 as if the transaction had occurred on January 1, 2010	I-6
Unaudited Pro Forma Condensed Combined Statement of Income (Loss) —
For the six months ended June 30, 2011 as if the transaction had occurred on January 1, 2010	I-7
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements	I-8

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The unaudited pro forma condensed combined financial statements of Brookfield Renewable Energy Partners L.P. (the "Partnership" or "BREP") adjust the historical combined financial statements of Brookfield Renewable Power Division (the "Division") as at June 30, 2011 and for the six months ended June 30, 2011 and year ended December 31, 2010 to give effect to the following transactions as if each occurred as of June 30, 2011 in the case of the unaudited pro forma condensed combined balance sheet, or as of January 1, 2010 in the case of the unaudited pro forma condensed combined statements of income (loss):

  •
  the transfer of the Division and related transactions including the assumption of the term notes of Brookfield Renewable Power Inc. ("BRPI") and the preferred shares of Brookfield Renewable Power Preferred Equity Inc. and the issuance by a holding entity of preferred shares to BRPI;

  •
  the transfer to the Partnership of the 66% ownership interest in Brookfield Renewable Power Fund (the "Fund") not previously owned by the Division at fair value satisfied by the issuance of Partnership units and the subsequent dissolution of the Fund into an indirect, wholly-owned subsidiary of BREP. The result of this transaction is to reflect the settlement of the Fund unit liability and the issuance of Partnership units as equity and to reflect a reduction in deferred tax balances of certain subsidiaries due to the dissolution of the Fund;

  •
  the amendment of the Power Purchase Agreement between BRPI and Brookfield Renewable Power Trust ("BRPT") to increase the price guaranteed for energy generated from the facilities owned by Great Lakes Power Limited ("GLPL"), a subsidiary of BRPT, from C$68 per megawatt hour ("MWh") to C$82 per MWh. As a result of this amendment, energy revenues generated by facilities owned by GLPL will be increased;

  •
  the amendment of the Master Power Purchase and Sale Agreement between Brookfield Energy Marketing LP ("BEM LP") and Mississagi Power Trust ("MPT") to increase the price paid for energy from the facilities from C$68 per MWh to C$103 per MWh. As a result of this amendment, energy revenues generated by facilities owned by MPT will be increased;

  •
  the execution of an Energy Revenue Agreement between BEM LP and Brookfield Power US Holding America Co. ("BPUSHA") to guarantee the price for energy delivered by certain facilities in the United States at $75 per MWh. The contract price effectively replaces the market prices realized by BPUSHA for generation at these facilities;

  •
  changes in the fair value of certain facilities arising from the contract amendments and new agreement referred to above, changes in the accounting for certain power guarantee agreements between the Division and BRPI, and the change in accounting policy to reflect construction work-in-process at fair value;

  •
  the entry into a Master Services Agreement with Brookfield Asset Management Inc. and an Energy Marketing Agreement with BEM LP; and

  •
  the settlement of certain intercompany balances with BRPI and its subsidiaries.

        The unaudited pro forma condensed combined financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management. The unaudited pro forma condensed combined financial statements are provided for information purposes only and may not be indicative of the results that would have occurred if the above transactions had been effected on the dates indicated.

        The accounting for certain of the above transactions will require the determination of fair value estimates at the date of the transactions. The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting for these transactions may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements.

        All financial data in these unaudited pro forma condensed combined financial statements is presented in U.S. dollars and has been prepared in accordance with International Financial Reporting Standards ("IFRS").

 BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As at June 30, 2011

$US millions	Division- Combined	Transfer of Division	Transfer of BRPF Units	Revaluation of Power Assets	Intercompany Settlements	Income Taxes	Transaction Costs	Proforma
Note references:		4(i)	4(ii)	4(iv)	4(vii)	4(viii)	4(ix)
Assets
Current assets
Cash and cash equivalents	$308	5			12			$325
Trade and other receivables	152							152
Financial instrument assets	1							1
Due from related parties	414				(203)			211

	875	5	—	—	(191)	—	—	689
Due from related parties	20							20
Equity accounted and long-term investments	367			40				407
Property, plant and equipment	12,602			190				12,792
Intangible assets	86							86
Deferred tax assets	236					63		299
Other long-term assets	343							343

	$14,529	5	—	230	(191)	63	—	$14,636

Liabilities and Equity
Current liabilities
Accounts payable and other	$222						20	$242
Financial instrument liabilities	23							23
Due to related parties	617				(330)			287
Current portion of long term debt	270							270

	1,132	—	—	—	(330)	—	20	822
Financial instrument liabilities	185			(165)				20
Due to related parties	106				(106)			—
Credit facilities	140							140
Long term debt	4,889							4,889
Deferred tax liabilities	2,214					(132)		2,082
Other long-term liabilities	168							168

	8,834	—	—	(165)	(436)	(132)	20	8,121

Fund unit liability	1,519		(1,519)					—
Non-controlling interest	467	5						472
Common parent equity	3,709	(3,709)						—
Partnership equity	—	3,709	1,519	395	245	195	(20)	6,043

	5,695	5	—	395	245	195	(20)	6,515

	$14,529	5	—	230	(191)	63	—	$14,636

 BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME (LOSS)

For the Year Ended December 31, 2010

$US millions	Division- Combined	Transfer of Division	Transfer of BRPF Units	Power Purchase Agreements	Transfer of Revaluation to OCI	Change in Depreciation Expense	Management Service Agreements	Intercompany Settlements	Income Taxes	Proforma
Note references:		4(i)	4(ii)	4(iii)	4(iv)	4(v)	4(vi)	4(vii)	4(viii)
Revenues	$1,045			120						$1,165
Direct operating costs	(328)						(18)			(346)
Share of cash earnings in equity-accounted investments	22									22

	739	—	—	120	—	—	(18)	—	—	841
Interest expense — borrowings	(404)									(404)
Management service fee	—						(21)			(21)
Current income taxes	(32)									(32)

	303	—	—	120	—	—	(39)	—	—	384

Other items
Depreciation and amortization	(446)					25				(421)
Unrealized financial instrument gains	584				(606)					(22)
Loss on Fund unit liability	(159)		159							—
Share of non-cash earnings in equity-accounted investments	(7)									(7)
Deferred income tax recovery	3								71	74
Other	16							27		43

Net income (loss)	$294	—	159	120	(606)	25	(39)	27	71	$51

Net income (loss) attributable to:
Non-controlling interests	$35		—	—	—	—	—	—	—	$35
Common parent	259	(259)								—
Partners	—	259	159	120	(606)	25	(39)	27	71	16

	$294	—	159	120	(606)	25	(39)	27	71	$51

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME (LOSS)

For the six months ended June 30, 2011

$US millions	Division- Combined	Transfer of Division	Transfer of BRPF Units	Power Purchase Agreements	Transfer of Revaluation to OCI	Change in Depreciation Expense	Management Service Agreements	Intercompany Settlements	Income Taxes	Proforma
Note references:		4(i)	4(ii)	4(iii)	4(iv)	4(v)	4(vi)	4(vii)	4(viii)
Revenues	$622			81						$703
Direct operating costs	(179)						(9)			(188)
Share of cash earnings in equity-accounted investments	12									12

	455	—	—	81	—	—	(9)	—	—	527
Interest expense — borrowings	(197)									(197)
Management service fee	—						(11)			(11)
Current income taxes	(29)									(29)

	229	—	—	81	—	—	(20)	—	—	290

Other items
Depreciation and amortization	(221)					2				(219)
Unrealized financial instrument gains	3				(3)					—
Loss on Fund unit liability	(160)		160							—
Share of non-cash earnings in equity-accounted investments	(4)									(4)
Deferred income tax provision	(31)								23	(8)
Other	23							13		36

Net income (loss)	$(161)	—	160	81	(3)	2	(20)	13	23	$95

Net income (loss) attributable to:
Non-controlling interests	$10		—	—	—	—	—	—	—	$10
Common parent	(171)	171								—
Partners	—	(171)	160	81	(3)	2	(20)	13	23	85

	$(161)	—	160	81	(3)	2	(20)	13	23	$95

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.     NATURE AND DESCRIPTION OF THE LIMITED PARTNERSHIP

  Brookfield Renewable Energy Partners L.P. (the "Partnership" or "BREP") was created to facilitate a corporate reorganization (the "Arrangement") of the renewable power operations of Brookfield Renewable Power Inc. ("BRPI" or the "Company"). BRPI is a wholly-owned subsidiary of Brookfield Asset Management Inc. ("Brookfield"). The Arrangement will result in BREP's acquisition of BRPI's renewable power operations (including the assumption of BRPI's term notes with maturities ranging from 2016 to 2036 (the "BRPI Bonds") and the preferred shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity")), the acquisition of the outstanding fund units of Brookfield Renewable Power Fund (the "Fund") not previously owned by BRPI, the dissolution of the Fund and the execution or amendment of certain agreements described in Note 4. After the Arrangement, Brookfield will hold, directly or indirectly, approximately a 73% limited partnership interest on a fully exchanged basis and a 0.01% general partnership interest in BREP.

  The Partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated June 27, 2011. In connection with the Arrangement, an amended and restated limited partnership agreement (the "Partnership Agreement") will replace the initial limited partnership agreement in its entirety.

  The registered office of the Partnership is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

2.     BASIS OF PRESENTATION

  The Partnership's unaudited pro forma condensed combined financial statements as at June 30, 2011 and for the six months ended June 30, 2011 and year ended December 31, 2010 have been prepared assuming the transactions described above had each occurred as of June 30, 2011 in the case of the unaudited pro forma condensed combined balance sheet, or as of January 1, 2010 in the case of the unaudited pro forma condensed combined statements of income (loss). The pro forma adjustments are described in Note 4 and are based upon currently available information and certain assumptions made.

  The Partnership's unaudited pro forma condensed combined statements have been prepared using the following information:

    i.
    Audited combined financial statements of Brookfield Renewable Power Division ("the Division") for the year ended December 31, 2010; and

    ii.
    Unaudited combined financial statements of the Division for the six months ended June 30, 2011.

  The unaudited pro forma condensed combined financial statements have been prepared for informational purposes only and should be read in conjunction with the combined financial statements of the Division described above and related disclosures used to prepare these statements. The preparation of these unaudited pro forma condensed combined financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma condensed combined financial statements are not intended to present or be indicative of the actual financial position and results of operations that would have occurred if the transactions described above had been effected on the dates indicated.

3.     SIGNIFICANT ACCOUNTING POLICIES

  The Partnership presents its financial statements in accordance with International Financial Reporting Standards ("IFRS"). The accounting policies used in the preparation of the Partnership's unaudited pro forma condensed combined financial statements are those that are set out in the Division's audited combined financial statements for the year ended December 31, 2010, except as discussed below.

  The Partnership will elect to change its accounting policy for the revaluation of property, plant and equipment to include construction work-in-process. The Division historically accounted for construction work-in-process at cost until the asset was available for use to produce power for sale. The Partnership will elect to change its policy to provide more accurate and reliable information of the fair value of its property, plant and equipment. The Partnership will revalue construction work-in-process when sufficient information exists to determine fair value using the discounted cash flow method. The Partnership has included the effects of this change in accounting policy within these unaudited pro forma condensed combined financial statements as described in Note 4(iv).

4.     PRO FORMA ADJUSTMENTS

  This note should be read in conjunction with Note 2, Basis of Presentation. The Partnership's unaudited pro forma condensed combined financial statements adjust the Division's combined financial statements to give effect to the following transactions discussed in these notes.

  •
  Transfer of the Division

  •
  Transfer of Fund units

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

4.     PRO FORMA ADJUSTMENTS (Continued)

  •
  Amendment and execution of power purchase and guarantee agreements

  •
  Changes in fair value of property, plant and equipment

  •
  Accounting policy change for construction work-in-process

  •
  Settlement of intercompany transactions

  •
  Execution of management service agreements

  The unaudited pro forma condensed combined financial statements also reflect the deferred tax adjustments arising from the above transactions and the computation of income (loss) per unit attributable to the general partner and limited partners based on the units to be issued in connection with the transactions described in (i) and (ii) below and the terms of the Partnership Agreement.

  The unaudited pro forma condensed combined financial statements do not reflect the impact of potential cost savings and other synergies.

  (i)    Transfer of the Division

  Through a series of transactions, BRPI will transfer the Division to Brookfield Renewable Energy L.P. ("BRELP"), a subsidiary of the Partnership, in return for the issuance of limited partnership units of the Partnership and redeemable partnership units of BRELP (see Note 5). As described in Note 5, the redeemable partnership units of BRELP will be accounted for as limited partnership units of the Partnership. The transfer of the Division includes all of BRPI's renewable power operations and the assumption of the BRPI Bonds and the preferred shares of BRP Equity. Since the BRPI Bonds and preferred shares of BRP Equity are reflected in the combined financial statements of the Division, no pro forma adjustments are required for the assumed approval of the Arrangement by the holders of such instruments.

  BRPI will own the general partner of BRELP (the "BRELP General Partner"). As part of the Arrangement, the Partnership will enter into a voting arrangement with BRPI (the "Voting Agreement") to provide the Partnership with control of the BRELP General Partner and BRELP. Accordingly, the Partnership will consolidate the accounts of BRELP and its subsidiaries.

  BRPI will provide $5 million of working capital funding through a subscription for preferred shares of a subsidiary of BRELP ("Bermuda Holdco"). The preferred shares of Bermuda Holdco are reflected as non-controlling interest on the unaudited pro forma condensed combined balance sheet as of June 30, 2011. The impact of the preferred share dividends on the unaudited pro forma condensed combined statements of income (loss) is not material.

  (ii)   Transfer of Brookfield Renewable Power Fund Units

  The transfer of the 66% of the Fund units not previously owned by the Division to the Partnership will be completed at fair value satisfied by the issuance of Partnership units. The result of this transaction is to reflect the settlement of the Fund unit liability at June 30, 2011 of $1,519 million and the Partnership units issued to satisfy the transfer are treated as equity of the Partnership. As a result of this transaction, the loss on Fund unit liability of $159 million and $160 million, related to the change in fair value of the units and the distributions made on such fund units, are eliminated in the unaudited pro forma condensed combined statements of income (loss) for the year ended December 31, 2010 and six months ended June 30, 2011, respectively. Subsequent to the transfer of the Fund units, the Fund will be dissolved into a subsidiary of BRELP.

  (iii) Power Purchase Agreements

  The unaudited pro forma condensed combined statements of income (loss) reflect an amendment to the power purchase agreement between BRPI and Brookfield Renewable Power Trust ("BRPT"), an indirect wholly-owned subsidiary of the Partnership (the "GLPL PPA"). Under the amendment, BRPI will agree to guarantee the price of electricity generated by facilities owned by Great Lakes Power Limited, a subsidiary of BRPT, at C$82 per MWh for consideration of a prepayment amount payable in the amount of C$153.3 million. This price is to be increased annually on January 1 by an amount equal to forty percent (40%) of the increase in the consumer price index during the previous calendar year.

  In a separate transaction, Brookfield Energy Marketing LP ("BEM LP") and Mississagi Power Trust ("MPT"), an indirect wholly-owned subsidiary of the Partnership, will agree to an amendment to the existing Master Power Purchase and Sale Agreement (the "Mississagi PPA") to adjust the price of electricity purchased to C$103 per MWh for consideration of a prepayment amount payable in the amount of C$139 million. This price is to be increased annually by an amount equal to twenty percent (20%) of the

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

4.     PRO FORMA ADJUSTMENTS (Continued)

  increase in the consumer price index during the previous calendar year. The contract may be terminated between January and July 2017 and January and July 2024 by MPT upon 120 days written notice.

  The amount of the contract price amendment payments will be equal to the present value of the increase in revenues. The prepayment amounts will be funded by loans from BRPI. As part of the Arrangement, BRPI will contribute the loans receivable from these funding arrangements to a subsidiary of the Partnership. As adjustments arising from a reorganization of entities under common control, the prepayments and loan contributions will be recorded as adjustments to Partnership equity. Accordingly, there is no net cash or equity impact of the contract prepayments on the unaudited pro forma condensed combined balance sheet and no impact of such prepayments on the unaudited pro forma condensed combined statements of income (loss).

  In a third transaction, BEM LP and Brookfield Power US Holding America Co. ("BPUSHA"), an indirect wholly-owned subsidiary of the Partnership, will agree to an Energy Revenue Agreement under which BEM LP will guarantee the price for energy delivered by certain facilities in the United States at $75 per MWh. This price is to be increased annually on January 1 by an amount equal to forty percent (40%) of the increase in the consumer price index during the previous calendar year, but not exceeding an increase of three percent (3%) in any calendar year. In conjunction with the Energy Revenue Agreement, BEM LP and each of the owners of the facilities will enter into power agency agreements (the "Power Agency Agreements") under which BEM LP will provide certain services. BEM LP will be entitled to be reimbursed for any third party costs incurred but receives no additional fee under the Power Agency Agreements.

  The impacts of these contract price amendments and agreements on pro forma revenues for the year ended December 31, 2010 and the six months ended June 30, 2011, are summarized as follows:

	Actual Generation (GWh)		Incremental Revenue (in millions)
Contract	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011
GLPL PPA	997	579	13	8
Mississagi PPA	412	289	14	10
Energy Revenue Agreement	3,470	2,096	93	63

Total	4,879	2,964	120	81

  (iv)  Changes in Fair Value of Property, Plant and Equipment

  During the year ended December 31, 2010 and the six months ended June 30, 2011, certain power guarantee agreements between the Division and BRPI were accounted for as financial instruments and unrealized gains of $606 million and $3 million were recorded in the Division's combined statements of income (loss), respectively.

  As a result of new agreements and changes in existing agreements with BRPI and its subsidiaries arising from the Arrangement, the contracts will not be accounted for as financial instruments by the Partnership. The unrealized financial instrument gains described above have been eliminated in the unaudited pro forma condensed combined statements of income (loss). In addition, these contracts will be considered to be linked to the corresponding facilities and, accordingly, the cash flows from these contracts will be incorporated into the Partnership's discounted cash flow valuation model for such facilities in applying the revaluation method. The unaudited pro forma condensed combined balance sheet as of June 30, 2011 has been adjusted to eliminate the Division's financial instrument liability of $165 million and to record a corresponding reduction in the carrying value of property, plant and equipment.

  The amendments and agreements discussed in (iii) above result in changes in the fair value of the related power generating assets using the revaluation model since the fair value of such assets are determined using a discounted cash flow model. The unaudited pro forma condensed combined balance sheet as of June 30, 2011 reflects a net reduction in the fair value of property, plant and equipment of $167 million as a result of these amendments and agreements, including the $165 million reduction discussed above.

  The Partnership will elect to change its accounting policy to revalue construction work-in-process as a class of assets. The Partnership will account for this change in accordance with IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors, which requires a change in accounting policy pertaining to the revaluation of property, plant and equipment to be applied prospectively from the date of the policy change as an adjustment to the revaluation surplus. The unaudited pro forma condensed combined balance sheet as of June 30, 2011 reflect an increase in the fair value of property, plant and equipment and an increase in equity-accounted and long-term investments of $357 million and $40 million, respectively, as a result of the change in accounting policy. There are no adjustments to the

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

4.     PRO FORMA ADJUSTMENTS (Continued)

  unaudited pro forma condensed combined statements of income (loss) arising from this policy change since depreciation would not have commenced for any of the affected assets during the periods presented.

  The fair value of property, plant and equipment increased $190 million in the unaudited pro forma condensed combined balance sheet as of June 30, 2011 as a result of these adjustments.

  (v)   Change in Depreciation Expense

  The reduction in fair value of the power generating assets from the Division's combined financial statements results in a decrease in pro forma depreciation expense of $25 million and $2 million for the year ended December 31, 2010 and the six months ended June 30, 2011, respectively.

  (vi)  Management Service Agreements

  The unaudited pro forma condensed combined statements of income (loss) reflect an exclusive agreement with Brookfield to provide operating, management and consulting services to the Partnership (the "Master Services Agreement") for a management service fee. The fee will be paid on a quarterly basis and will continue in perpetuity. The fee has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of the Partnership, as defined. The Partnership is also required to reimburse Brookfield for out-of-pocket costs incurred to provide required services to the Partnership. The unaudited pro forma condensed combined statements of income (loss) for the year ended December 31, 2010 and the six months ended June 30, 2011 reflect an expense of $21 million and $11 million, respectively, related to the Master Services Agreement.

  In addition to the management service agreement, the unaudited pro forma condensed combined statements of income (loss) reflect an agreement with BEM LP to provide energy marketing services (the "Energy Marketing Agreement"). The Partnership will pay an annual marketing service fee of $18 million to BEM LP. The fee will be increased annually on January 1 by an amount equal to the increase in the U.S. consumer price index during the previous calendar year. The unaudited pro forma condensed combined statements of income (loss) for the year ended December 31, 2010 and the six months ended June 30, 2011 reflect an expense of $18 million and $9 million, respectively, related to the Energy Marketing Agreement.

  (vii) Intercompany Settlements

  The Partnership and its subsidiaries will settle certain intercompany loans and transactions with BRPI or its wholly-owned subsidiaries upon completion of the Arrangement. The unaudited pro forma condensed combined balance sheet include the reduction in amounts due from related parties of $203 million and amounts due to related parties of $436 million as a result of these settlements. In conjunction with these settlements, interest income (expense) has been adjusted in the pro forma condensed combined statement of income (loss) to reflect these transactions and results in an increase in other of $27 million and $13 million for the year ended December 31, 2010 and the six months ended June 30, 2011, respectively.

  (viii)  Deferred Income Taxes

  The unaudited pro forma condensed combined balance sheet as of June 30, 2011 reflects an increase in deferred tax assets of $63 million as a result of the contract amendment payments (see (iii) above) and a decrease in deferred tax liabilities of $132 million as a result of changes in temporary differences arising from the pro forma adjustments discussed above, primarily related to the increase in the fair value of property, plant and equipment and the elimination of the financial instrument liability (see (iv) above) and the change in applicable tax rate for certain subsidiaries as a result of the dissolution of the Fund as part of the Arrangement. The unaudited pro forma condensed combined statements of income (loss) reflect an increase in deferred income tax recovery of $71 million for the year ended December 31, 2010 and a decrease in deferred income tax provision of $23 million for the six months ended June 30, 2011.

  (ix)  Transaction Costs

  Transaction costs of $20 million are expected relating to the Arrangement. Transaction costs include: legal fees, regulatory filing fees, audit fees, third party consulting costs, printing and mailing costs and other miscellaneous expenses. Because the transaction costs are not expected to have a continuing impact on the Partnership's results, the amount was recorded as an increase to accumulated deficit.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

4.     PRO FORMA ADJUSTMENTS (Continued)

  (x)   Earnings per Unit

  Based on the unaudited pro forma condensed combined statements of income (loss), the Partnership units that will be issued in connection with the Arrangement (see Note 5) and the allocation of earnings under the terms of the Partnership Agreement (see Note 5) the pro forma earnings per unit are as follows:

	Year ended December 31, 2010	Six months ended June 30, 2011
Basic earnings per unit attributable to:
General Partner	$0.00	$0.00
Limited Partners	0.06	0.32
Diluted earnings per unit attributable to:
General Partner	0.00	0.00
Limited Partners	0.06	0.32

5.     PARTNERSHIP CAPITAL

  The Partnership's capital structure is comprised of two classes of Partnership units: general partnership units and limited partnership units. Income and distributions of the Partnership are allocated to the partners of record based on their respective interests in the Partnership. Distributions may be made by the general partner of the Partnership with the exception of instances that there is insufficient cash available, payment renders the Partnership unable to pay its debts or payment of which might leave the Partnership unable to meet any future or contingent obligations.

  BRELP will issue redeemable limited partnership units to BRPI and certain of its subsidiaries in connection with the transfer of the Division that may, at the request of the holder, require BRELP to redeem all or a portion of the holders' units of BRELP for cash after two years from the date of closing the Arrangement. This right is subject to the Partnership's right of refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to BRELP in exchange for one of the Partnership's limited partnership units (subject to customary adjustments). As the Partnership, at its sole discretion, has the right to settle the obligation with limited partnership units, the redeemable partnership units of BRELP are classified as limited partnership units of the Partnership in the unaudited pro forma condensed combined financial statements.

  Based on 265.2 million limited partnership units of the Partnership to be issued in the Arrangement, Brookfield's aggregate limited partnership interest in the Partnership would be approximately 73% if it exercised its redemption right in full and the Partnership fully exercised its right of first refusal.

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  Exhibit 99.1
PART I — TABLE OF CONTENTS
BROOKFIELD RENEWABLE POWER PREFERRED EQUITY INC. (a corporation incorporated under the federal laws of Canada) NOTICE OF SPECIAL MEETING OF CLASS A PREFERENCE SHAREHOLDERS
BROOKFIELD RENEWABLE POWER FUND (an unincorporated open-ended trust created under the laws of the Province of Québec) NOTICE OF SPECIAL MEETING OF UNITHOLDERS
UNITHOLDERS — QUESTIONS AND ANSWERS
PREFERRED SHAREHOLDERS — QUESTIONS AND ANSWERS
MANAGEMENT INFORMATION CIRCULAR
SUMMARY
REASONS FOR THE COMBINATION AND RECOMMENDATION OF THE BOARD
THE RENEWABLE POWER GROWTH OPPORTUNITY
Renewable Electricity Generation: Global Installed Capacity
BUSINESS OF BROOKFIELD RENEWABLE
Counterparties to Brookfield Renewable's Power Contracts
BROOKFIELD RENEWABLE'S GROWTH STRATEGY
OUR MANAGER
CAPITALIZATION
DISTRIBUTION POLICY
DISTRIBUTION REINVESTMENT PLAN
THE COMBINATION
STRUCTURE OF BROOKFIELD RENEWABLE
GOVERNANCE
MANAGEMENT AND OUR MASTER SERVICES AGREEMENT
DESCRIPTION OF OUR LP UNITS AND THE AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT OF BREP
DESCRIPTION OF THE AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT OF BRELP
RELATED PARTY TRANSACTIONS
DIFFERENCES BETWEEN UNITS OF THE FUND AND UNITS OF OUR PARTNERSHIP
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
RISK FACTORS
PRINCIPAL LP UNITHOLDERS
GENERAL PROXY MATTERS
INFORMATION CONCERNING THE FUND
LEGAL PROCEEDINGS
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
AUDITORS, TRANSFER AGENT AND REGISTRAR
MATERIAL CONTRACTS
OTHER BUSINESS
ADDITIONAL INFORMATION
APPROVAL
GLOSSARY OF TERMS
CONSENT OF CIBC WORLD MARKETS INC.
AUDITORS' CONSENTS
APPENDIX A PREFERRED SHAREHOLDER ARRANGEMENT RESOLUTION
APPENDIX B UNITHOLDER ARRANGEMENT RESOLUTION
APPENDIX C FORM OF PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)
ARTICLE 1 INTERPRETATION
ARTICLE 2 ARRANGEMENT
ARTICLE 3 RIGHTS OF DISSENT
ARTICLE 4 OUTSTANDING CERTIFICATES
ARTICLE 5 AMENDMENTS
ARTICLE 6 GENERAL
APPENDIX I CANADIAN ASSETS
APPENDIX F SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT
APPENDIX G FORMAL VALUATION AND FAIRNESS OPINION
BRPF Asset Summary
BRPF Trading Summary
BRPF Financial Forecast — Selected Items
BRPF WACC Calculation
BRPF — Summary of DCF Approach
DCF Sensitivity Analysis (in $ per Trust Unit)
Precedent Transactions
BRPF — Summary of Precedent Transactions Approach
Comparable Companies
BRPF — Summary of Comparable Companies Approach
Summary of Fund Valuation
BREP Asset Summary(1)
BREP Financial Forecast — Selected Items
BREP — Brazilian WACC Calculation
BREP — North American WACC Calculation
BREP — Summary of DCF Approach
BREP — DCF Sensitivity Analysis (in $ per Limited Partnership Unit)
Precedent Transactions
BREP — Summary of Precedent Transactions Approach
Comparable Companies
BREP — Summary of Comparable Companies Approach
Summary of BREP Valuation
APPENDIX H HISTORICAL FINANCIAL INFORMATION
Table of Contents
BROOKFIELD RENEWABLE POWER DIVISION A division of BROOKFIELD RENEWABLE POWER INC. COMBINED FINANCIAL STATEMENTS December 31, 2010
INDEPENDENT AUDITOR'S REPORT
BROOKFIELD RENEWABLE POWER DIVISION COMBINED BALANCE SHEETS
BROOKFIELD RENEWABLE POWER DIVISION COMBINED STATEMENTS OF INCOME (LOSS) Years ended December 31
BROOKFIELD RENEWABLE POWER DIVISION COMBINED STATEMENTS OF COMPREHENSIVE LOSS Years ended December 31
BROOKFIELD RENEWABLE POWER DIVISION COMBINED STATEMENTS OF CHANGES IN EQUITY Years ended December 31
BROOKFIELD RENEWABLE POWER DIVISION COMBINED STATEMENTS OF CASH FLOWS Years ended December 31
BROOKFIELD RENEWABLE POWER DIVISION NOTES TO THE COMBINED FINANCIAL STATEMENTS December 31, 2010
BROOKFIELD RENEWABLE POWER DIVISION A division of BROOKFIELD RENEWABLE POWER INC. COMBINED FINANCIAL STATEMENTS June 30, 2011
BROOKFIELD RENEWABLE POWER DIVISION COMBINED BALANCE SHEETS (Unaudited)
BROOKFIELD RENEWABLE POWER DIVISION COMBINED STATEMENTS OF LOSS (Unaudited)
BROOKFIELD RENEWABLE POWER DIVISION COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)
BROOKFIELD RENEWABLE POWER DIVISION COMBINED STATEMENTS OF CHANGES IN EQUITY (Unaudited)
BROOKFIELD RENEWABLE POWER DIVISION COMBINED STATEMENTS OF CASH FLOWS (Unaudited)
BROOKFIELD RENEWABLE POWER DIVISION NOTES TO THE COMBINED FINANCIAL STATEMENTS SIX MONTHS ENDED JUNE 30, 2011 (Unaudited)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS
BROOKFIELD RENEWABLE ENERGY PARTNERS L.P. BALANCE SHEET As of August 31, 2011
INDEPENDENT AUDITORS' REPORT
BROOKFIELD RENEWABLE ENERGY PARTNERS L.P. BALANCE SHEET As of August 31, 2011 (in US dollars)
BROOKFIELD RENEWABLE ENERGY PARTNERS L.P. NOTES TO THE BALANCE SHEET As of August 31, 2011 (in US dollars)
APPENDIX I BREP PRO FORMA FINANCIAL STATEMENTS
Unaudited Pro Forma Condensed Combined Financial Statements
BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
BROOKFIELD RENEWABLE ENERGY PARTNERS L.P. UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
BROOKFIELD RENEWABLE ENERGY PARTNERS L.P. UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
BROOKFIELD RENEWABLE ENERGY PARTNERS L.P. UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET As at June 30, 2011
BROOKFIELD RENEWABLE ENERGY PARTNERS L.P. UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME (LOSS) For the Year Ended December 31, 2010
BROOKFIELD RENEWABLE ENERGY PARTNERS L.P. UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS